82- SUBMISSIONS FACING SHEET

MICROF:

02055246

REGISTRANT'S NAME Mosaic Group Inc.

*CURRENT ADDRESS 469A King Street West

Toronto, Ontario M5V 3M4

~~M5V~~ Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED

OCT 09 2002

THOMSON FINANCIAL

FILE NO. 82- 346860

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

PROCESSED

OCT 09 2002

THOMSON FINANCIAL

OICF/BY: mr

DATE : ~~8/21/02~~ 10/4/02

82-34686

02 AUG 15 AM 11:09

MATERIAL CHANGE REPORT

Filed pursuant to Section 75(2) of the *Securities Act* (Ontario) and corresponding provisions of the securities legislation in other provinces

1. **Reporting Issuer**

The name and address of the reporting issuer is:

Mosaic Group Inc.
469A King Street West
Toronto, Ontario
M5V 3M4

2. **Date of Material Change**

The material change occurred on Tuesday, November 6, 2001.

3. **Press Release**

The press release reporting the material change was issued on November 6, 2001 in Toronto, Ontario. A copy of the press release is attached as Schedule "A".

4. **Summary of Material Change**

Mosaic Group Inc. (the "Company" and, together with its subsidiaries, "Mosaic") has amended the Amended and Restated Merger Agreement dated December 14, 2000, as subsequently amended by Amendment No. 1 thereto dated January 25, 2001 (as so amended, the "Merger Agreement"), between the Company, certain direct and indirect subsidiaries of the Company, Paradigm Direct LLC ("Paradigm") and the equity holders of Paradigm (the "Vendors"), pursuant to which Mosaic acquired Paradigm. The amendments to the Merger Agreement fix the amount of the remaining earnout consideration payable by Mosaic to the Vendors pursuant to the Merger Agreement. The amount of such earnout consideration is payable through a combination of cash and the issuance of common shares of the Company ("Common Shares"). The amendments to the earnout consideration are conditional upon, among other things, the approval by the Company's shareholders of the issuance of the maximum number of Common Shares that could be required to be issued to the Vendors as earnout consideration.

5. **Full Description of Material Change**

Background

Pursuant to the Merger Agreement, Mosaic acquired Paradigm from the Vendors on December 14, 2000 for initial cash and Common Share consideration of US$102 million. Mosaic also agreed to make future earnout payments to all but one of the Vendors (the "Earnout Vendors") based upon Paradigm's financial results for its 2000 and 2001 fiscal years (the

"Paradigm Earnout"). No such earnout payment was required in respect of Paradigm's 2000 fiscal year. The final earnout payment in respect of Paradigm's 2001 fiscal year (the "Final Merger Consideration") was to be due on or after April 1, 2002 and was to be payable in cash or Common Shares or a combination of both, at Mosaic's option. The number of Common Shares issuable by the Company in satisfaction of all or a portion of the Final Merger Consideration was to be determined based on the weighted average trading price of the Common Shares on The Toronto Stock Exchange (the "TSE") for the ten trading days preceding April 1, 2002.

In the Company's second quarter 2001 report to shareholders, management of the Company estimated the Final Merger Consideration to be in the range of US$100 to US$125 million. As a result of the size of the potential payment, management of the Company is of the view that it is in the best interest of the Company to provide certainty with respect to the Paradigm Earnout because of the potentially significant dilution and/or debt incurrence arising from this earnout obligation. This concern arose through a combination of better than expected Paradigm financial performance in 2001 increasing the anticipated size of the Final Merger Consideration combined with a significantly lower price of the Common Shares.

The Amending Agreement

On November 6, 2001, the parties to the Merger Agreement entered into a second amending agreement to the Merger Agreement (the "Amending Agreement" and collectively with the Merger Agreement, the "Amended Merger Agreement") which among other things replaces the Final Merger Consideration with a pre-determined range of cash and Common Share payment obligations (the "Amended Consideration"). The parties also entered into related amendments to certain other documents originally entered into in connection with Mosaic's acquisition of Paradigm (collectively with the Amending Agreement, the "Amendments"). The entering into of the Amendments was approved by the directors of Mosaic on November 5, 2001.

The Amended Merger Agreement provides, subject to the satisfaction or waiver of certain conditions set out therein, that the Paradigm Earnout will be satisfied as follows. 20,540,000 Common Shares (the "Initial Shares") will be issued to the Earnout Vendors on a date which is expected to be in January 2002 and, subject to obtaining the consent of the Company's principal bank lenders, up to a further US$26,500,000 in cash will be paid on such date. 75% of the Initial Shares issued to Earnout Vendors who are senior management employees of Paradigm will be placed in escrow. One third of the Initial Shares will be released from escrow on December 31, 2002 with the remaining Initial Shares being released on December 31, 2003. On April 1, 2002, a final payment on account of the Amended Consideration is to be made consisting of the unpaid balance of the US$26,500,000 cash amount referred to above and a further US$26,000,000 to be satisfied, at the Company's option, by cash or through the issuance of Common Shares at a ratio of 0.48 Common Shares per US dollar of consideration payable, to a maximum of 12,480,000 Common Shares.

The maximum number of Common Shares issuable as Amended Consideration as described above, and the 2,344,728 Common Shares issued to the Vendors on December 14, 2000 as part of the initial merger consideration, collectively comprise 35,364,728 Common Shares. 18,000,000 of these Common Shares have previously been conditionally approved by the

TSE for issuance pursuant to the transactions contemplated by the Merger Agreement. The TSE has conditionally approved the issuance of the additional 17,364,728 Common Shares which may be required for the Amended Consideration (the "Additional Shares"), subject to the approval of the Company's shareholders (excluding votes attached to Common Shares held, directly or indirectly, by the Vendors or their respective associates or affiliates) being obtained at a special meeting of the Company's shareholders to be held on January 7, 2002 (the "Special Meeting").

Mosaic's entitlement to pay the Amended Consideration described above is conditional upon, among other things, the approval by the Company's shareholders at the Special Meeting, in the manner required by the TSE, of the issuance of up to the maximum number of Additional Shares, and a related amendment to the Company's shareholder rights plan. If all of the conditions have not been satisfied or waived on or prior to January 15, 2002, then the Amended Merger Agreement provides that the aggregate amount of the Paradigm Earnout will be increased and fixed at US$125 million, payable through a combination of cash and Common Shares (the "Alternative Consideration").

As provided for in the Amendments, Mr. Marc Byron, previously the Chief Operating Officer, Performance Marketing of the Company, was appointed Vice Chairman and Chief Executive Officer designate and a director of the Company effective November 6, 2001. Mr. Byron will assume his role as Chief Executive Officer of the Company effective January 1, 2002, subject to the negotiation of a mutually satisfactory employment agreement. Mr. Michael Preston, the Company's current Chairman and Chief Executive Officer, will remain as Chairman of the Company after such date. In addition, as soon as practicable following the first payment of the Amended Consideration or the Alternative Consideration, as the case may be, the number of directors of the Company will be increased from seven to eight and the board of directors will appoint a second nominee of the Vendors to fill the vacancy created effective as of a date on or before April 1, 2002, at such individual's discretion.

Based upon the closing price of the Common Shares on the TSE of C$2.80 on the day before the Amendments were entered into and the noon spot C$/US$ exchange rate of 1.5956 quoted by the Bank of Canada on that day, the following table summarizes the estimates by the Company's management of the ranges of the financial impact of the Amendments upon the Company and its shareholders:

	Estimated Range as of November 5, 2001[3]	
	High	Low
Final Merger Consideration, prior to the Amendments	US$125 million	US$100 million
Amended Consideration, after Amendments	US$89 million	US$84 million
Savings from adoption of Amendments and payment of Amended Consideration[1]	US$41 million	US$11 million
Additional Common Share dilution avoided by adoption of Amendments and payment of Amended Consideration[2]	23.4 million Common Shares	6.3 million Common Shares

Notes:

[1] The low end of the savings range is calculated by subtracting the high end of the Amended Consideration range from the low end of the Final Merger Consideration range, and the high end of the savings range is calculated by subtracting the low end of the Amended Consideration range from the high end of the Final Merger Consideration range.

[2] Equal to the number of Common Shares whose value equals the savings from the adoption of the Amendments and payment of the Amended Consideration.

[3] Based upon the closing price of the Common Shares on the TSE of C$3.70 on November 19, 2001 and the C$/US$ exchange rate in effect on that date, the estimated ranges set out above would be the following: Final Merger Consideration – same as above; Amended Consideration – US$100 million to US$104 million; savings from adoption of Amendments and payment of Amended Consideration – an additional cost of US$4 million to savings of US$25 million; and additional Common Share dilution avoided by adoption of Amendments and payment of Amended Consideration – increased dilution of 1.7 million Common Shares to dilution avoided of 10.7 million Common Shares.

In addition to the estimated savings set out above, management of the Company believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout, including the maximum number of additional Common Shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution than may otherwise have occurred under the terms of the original Merger Agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

Certain of the Earnout Vendors are directors or senior officers of the Corporation or its subsidiaries, including Paradigm Holding Company, the indirect subsidiary of the Corporation which acquired Paradigm, and as such are "interested parties" for purposes of Ontario securities laws. Such interested parties and their associates and affiliates are collectively entitled to receive approximately 53% of the Amended Consideration or Alternative Consideration, as the case may be.

The Company's market capitalization (determined in accordance with Ontario securities legislation) on October 31, 2001 was approximately C$296 million, based upon 75,401,612 Common Shares outstanding at the close of business on such date.

6. **Reliance on Section 75(3) of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officers**

Mr. Ben Kaak
Executive Vice President and Chief Financial Officer

Telephone: (416) 813-4272

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED November _27_, 2001, at Toronto, Ontario.

"Catherine Barbaro"

Catherine Barbaro
Vice President Legal

SCHEDULE "A"

For Further Information Please Contact:

For Further Information Please Contact:

Ben Kaak, EVP and CFO (416) 813-4272
Mosaic Group Inc.
Email: kaakb@mosaicgroupinc.com
Donna Cox-Davies, Director of Communications (416) 813-4279
Mosaic Group Inc.
email: cox-daviesd@mosaicgroupinc.com

MOSAIC GROUP INC

- **For Immediate Release: Tuesday November 6, 2001**

Mosaic Group Finalizes Contingent Consideration Payable to Former Paradigm Direct Equity Holders

Toronto, Ontario – November 6, 2001 – Mosaic Group Inc. (MGX: TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, today announced that it has signed an agreement to fix the additional contingent consideration payable to the former equity holders of its wholly owned subsidiary, Paradigm Direct ("Paradigm"). Paradigm is a US-based company that uses a technology-based direct marketing platform to acquire customers for some of the world's largest Fortune 500 service brands.

Mosaic acquired Paradigm on December 14, 2000 for initial cash and share consideration of US$102 million. Under the original terms of the merger agreement, Mosaic agreed to pay additional consideration to the former equity holders of Paradigm based upon Paradigm's financial results for fiscal years 2000 and 2001 (the "Paradigm Earnout"). The Paradigm Earnout was to be paid in cash and/or Mosaic shares at the option of Mosaic. Any shares issuable by Mosaic in satisfaction of the Paradigm Earnout, in relation to fiscal 2001, would be valued based upon the average trading price of Mosaic shares on the TSE for the ten trading days prior to the April 1, 2002 payment date.

In the second quarter report to shareholders, Mosaic management estimated the Paradigm Earnout to be in the range of US$100 to US$125 million. As a result of the size of the potential payment, management is of the view that it is in the best interest of the Company to provide certainty with respect to the Paradigm Earnout because of the potentially significant dilution and/or debt incurrance arising from this earnout obligation. This concern arose through a combination of better than expected Paradigm financial performance in 2001 increasing the anticipated size of the Paradigm Earnout combined with a significantly lower Mosaic share price.

Mosaic and the former equity holders of Paradigm have agreed to amend the merger agreement to fix the amount of the Paradigm Earnout. Under the terms of the amended merger agreement the total value of the Paradigm Earnout, based on the Company's share price just prior to the date of the agreement, is approximately US$100 million.

The Paradigm Earnout, as amended, will be satisfied through the issuance of 20,540,000 Mosaic common shares on closing which is expected to occur in January 2002. 75% of the shares issued to senior management employees of Paradigm will be placed in escrow. One third of these shares would be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which $26.5 million could be payable earlier in certain circumstances. At the option of the Company, up to US$26 million of the cash consideration may be satisfied through the issuance of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 common shares.

The parties agreed to the financial terms of the earnout based upon the financial results of Paradigm to date, expected future financial results and the current trading price of Mosaic shares on the TSE.

In addition, Mosaic has agreed to appoint Marc Byron, currently Chief Operating Officer of Mosaic Performance Solutions, as Chief Executive Officer of Mosaic effective as of January 1, 2002 and to appoint two representatives of the former equity holders of Paradigm, one of whom being Marc Byron, to the Board of Directors of Mosaic.

Mosaic believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

"I am extremely pleased that we have eliminated the uncertainty of the Paradigm Earnout and the resulting negative impact it had on Mosaic's shares price" said Mike Preston, Chairman & CEO of Mosaic. "It is also terrific to see that Paradigm has grown its revenues and earnings so strongly in a very difficult economic environment in 2001. I look forward to the complete integration of the Paradigm team into Mosaic over the next several months as the earnout is put behind us."

The Paradigm Earnout, as amended, is subject to and conditional upon the approval of Mosaic's shareholders, the listing of the additional Mosaic shares on the TSE and compliance with applicable securities laws.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales for training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

-30-

MOSAIC GROUP INC.

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Mosaic Group Inc. (the "Company")
   469A King Street West
   Toronto, Ontario
   M5V 3M4

2. **Date of Material Change**

   June 20, 2001

3. **Press Release**

   A press release was issued on June 20, 2001 through Canada NewsWire. The press release is attached hereto as Schedule "A".

4. **Summary of Material Change**

   In a press release dated June 20, 2001, the Company announced a private placement of US$57 million in 10.50% senior subordinated notes due June 15, 2009 constituting Canadian Originated Preferred Securities.

5. **Full Description of Material Change**

   See attached press release dated June 20, 2001.

6. **Reliance on Confidentiality Provisions of the Securities Acts**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Senior Officer**

   Inquiries in respect of the material change referred to herein may be made to:

   Mr. G. Michael Preston

Chairman & Chief Executive Officer
(416) 813-4271

Mr. Ben W. Kaak
Executive Vice-President
(416) 813-4272

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 29th day of June, 2001.

MOSAIC GROUP INC.

(Signed) "Ben W. Kaak"
Ben W. Kaak
Executive Vice-President

c6083

r f BC-Mosaic-priv.-placemnt 06-20 0703

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Mosaic Group issues US$57 million in subordinated securities

-- Canadian Originated Preferred Securities Due June 2009 --

TORONTO, June 20 /CNW/ – Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, today announced a private placement of US$57 million in Canadian Originated Preferred Securities ("COPrS"). The issue was placed with the US investment arms of three major insurance companies, and was arranged in the US by Merrill Lynch.

The COPrS will have a final maturity in June 2009 and will be retired in three equal annual installments beginning in June 2007. Distributions on the COPrS would be paid quarterly, and are based on an annual rate of 10.50%. At Mosaic's option, all distributions and redemption amounts may be paid in either cash or shares of Mosaic. Any shares issued will be priced at the market price at that time, though the company intends to satisfy the obligations in cash.

Under Canadian Generally Accepted Accounting Principles (GAAP), the COPrS will be accounted for as equity and accordingly be included in share capital on Mosaic's balance sheet. Distributions will be reflected, net of tax recovery, as a reduction of retained earnings.

The proceeds of the issue will be used to pay down over $85 million of the amount currently drawn on Mosaic's existing $400 million revolving senior credit facility. Following the repayment, Mosaic will owe approximately $150 million under this facility.

"I am delighted that we have been able to add a new dimension to our capital structure," said Mike Preston, Chairman and Chief Executive Officer of Mosaic Group Inc. "Having an instrument like the COPrS provides our company with a higher degree of financial flexibility. This will enable us to grow our business even farther in the coming years. As we have previously stated, we intend to supplement our organic growth with strategic acquisitions in 2002."

"As we evolve into a new phase of development, we are focusing on putting the right financial structure in place to ensure strong, responsible growth. This means taking our capital structure to a different level," said Clint Becker, Senior Vice President and Chief Financial Officer, Mosaic Group Inc. "Longer term financing products such as this reduce our financial risk exposure and provide us with a stable platform from which to grow our business going forward."

Forward Looking Statements

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 06/20/2001

For further information: Please Contact: Clint Becker, Senior Vice President & Chief Financial Officer, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroup inc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 16:58e 20-JUN-01

Responsibility for Financial Reporting

The information in this annual report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with the accounting policies set out in note 1 to the consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Management believes that reasonable care and judgement is applied in making such estimates and assumptions. Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. Management reviews these accounting controls on an ongoing basis and reports its findings and recommendations to the Audit Committee of the Board of Directors. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members who are outside directors. This committee reviews the consolidated financial statements with management and the independent auditors, Ernst & Young LLP, prior to submission to the Board for approval. It also reviews the recommendations of Ernst & Young LLP for improvements to internal controls as well as the actions of management to implement such recommendations.

G. Michael Preston
Chairman & Chief Executive Officer

Ben Kaak
Executive Vice President and
Chief Financial Officer

February 21, 2001

Auditors' Report to The Shareholders

We have audited the consolidated balance sheets of Mosaic Group Inc. as at December 31, 2000 and 1999, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Ernst & Young LLP

Toronto, Canada
February 21, 2001

Consolidated Statements of Operations

(In thousands of dollars, except per share amounts)
Years ended December 31, 2000 and 1999

	2000	1999 (note 13)
Revenues	$ 493,662	$ 378,006
Direct costs	318,760	252,393
Gross profit	174,902	125,613
Selling, general and administrative	107,605	88,492
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	67,297	37,121
Depreciation and other amortization	9,422	5,241
Interest, net	8,994	6,445
Minority interest	(393)	–
Earnings from continuing operations before income taxes and goodwill charges	49,274	25,435
Income taxes *(note 8)*:		
Current	10,651	1,278
Future	976	4,075
	11,627	5,353
Earnings from continuing operations before goodwill charges	37,647	20,082
Goodwill charges, net of income taxes of $1,088 (1999 – $918)	6,738	4,569
Earnings from continuing operations	30,909	15,513
Earnings (loss) from discontinued operations before goodwill charges, net of income taxes of $2,154 (1999 – ($1,033)) *(note 13)*	(3,078)	2,686
Goodwill charges relating to discontinued operations *(note 13)*	(25,218)	(483)
Net earnings	$ 2,613	$ 17,716
Earnings per share *(note 9(a))*:		
Basic	$ 0.04	$ 0.27
Fully diluted	$ 0.04	$ 0.26
Earnings per share from continuing operations *(note 9(a))*:		
Basic	$ 0.43	$ 0.23
Fully diluted	$ 0.42	$ 0.23
Earnings per share from continuing operations before goodwill charges *(note 9(a))*:		
Basic	$ 0.52	$ 0.30
Fully diluted	$ 0.51	$ 0.29
Weighted average number of shares outstanding (in thousands) *(note 9(a))*:		
Basic	72,060	66,468
Fully diluted	75,131	70,294

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars, except per share amounts)
Years ended December 31, 2000 and 1999

	2000	1999 *(note 13)*
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 30,909	$ 15,513
Items not involving cash:		
Depreciation and other amortization	9,422	5,241
Non-cash interest and finance costs	910	639
Future income taxes	1,807	3,395
Goodwill charges	7,826	5,487
Other	(393)	(67)
Cash flow from continuing operations	50,481	30,208
Net change in non-cash operating working capital from continuing operations	13,318	(17,106)
Cash flow from discontinued operations	(2,069)	3,055
Net change in non-cash operating working capital from discontinued operations	(944)	(5,485)
	60,786	10,672
Financing:		
Issue of common shares, net of costs and share repurchases	6,301	41,814
Minority investment in subsidiary	2,909	–
Proceeds on issue of long-term debt	181,800	55,184
Repayment of long-term debt	(34,587)	(39,858)
Increase (decrease) in bank indebtedness	(1,219)	2,774
	155,204	59,914
Investments:		
Acquisitions of businesses, net of cash acquired, continuing operations	(169,544)	(24,706)
Additions to property and equipment, continuing operations	(26,530)	(17,356)
Additions to other assets, continuing operations	(9,529)	(12,775)
Acquisitions of businesses, discontinued operations	(2,587)	(8,518)
Additions to property and equipment and other assets, discontinued operations	(1,834)	(1,426)
	(210,024)	(64,781)
Impact of foreign exchange effect on cash	(589)	(504)
Increase in cash	5,377	5,301
Cash, beginning of year	10,036	4,735
Cash, end of year	$ 15,413	$ 10,036
Cash flow per share from continuing operations *(note 9(b))*:		
Basic	$ 0.70	$ 0.45
Fully diluted	$ 0.68	$ 0.43
Supplementary cash flow disclosures *(note 9(b))*		

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)
December 31, 2000 and 1999

	2000	1999
Assets		
Current assets:		
Cash	$ 15,413	$ 10,036
Accounts receivable	77,387	53,068
Work in progress and unbilled revenue	23,430	19,942
Inventory and other current assets	16,299	5,806
Income taxes receivable	–	1,933
Net assets of discontinued operations *(note 13)*	5,781	25,430
	138,310	116,215
Property and equipment *(note 3)*	45,763	22,971
Goodwill, net of accumulated amortization of $18,298 (1999 – $11,417)	430,824	185,303
Future income taxes *(note 8)*	7,020	9,843
Other assets *(note 4)*	26,168	14,790
	$ 648,085	$ 349,122
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness *(note 5(a))*	$ 3,145	$ 4,364
Accounts payable and accrued liabilities	129,130	53,589
Deferred revenue	23,576	17,563
Accrued acquisition liabilities	38,424	8,805
Income taxes payable	2,424	–
Current portion of long-term debt *(note 5(b))*	272	380
	196,971	84,701
Long-term debt *(note 5(b))*	227,337	77,564
Future income taxes *(note 8)*	14,287	13,949
Minority interest	3,321	50
Shareholders' equity:		
Share capital *(note 6)*	187,442	148,770
Foreign currency translation adjustment	(13,630)	(6,367)
Retained earnings	32,357	30,455
	206,169	172,858
Commitments *(notes 2 and 10)*		
Contingencies *(note 2)*		
	$ 648,085	$ 349,122

See accompanying notes to consolidated financial statements.

On behalf of the Board:

[signature] Director

[signature] Director

Consolidated Statements of Retained Earnings

(In thousands of dollars)
Years ended December 31, 2000 and 1999

	2000	1999
Retained earnings, beginning of year	$ 30,455	$ 13,046
Net earnings	2,613	17,716
Repurchase of shares in excess of average issue price	(711)	(307)
Retained earnings, end of year	$ 32,357	$ 30,455

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

Mosaic Group Inc. ("Mosaic" or the "Company") is incorporated under the laws of Ontario. Mosaic, with operations in Canada, the United States and Europe, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training.

1. Significant Accounting Policies:

These consolidated financial statements are the representation of management and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant accounting policies followed by the Company are summarized below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(b) Revenue recognition and multi-year contract accounting:

Revenue is recognized as services are provided. Work in progress is recorded at the lower of cost and net realizable value. Revenue billed in advance is recorded as deferred revenue. Revenue which has been earned but not billed is recorded as unbilled revenue.

Revenue from fixed price, long-term service contracts is recognized over the contract term based on the percentage of services provided to date compared to the total estimated services provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Contract development costs incurred prior to the commencement of new contracts are deferred and amortized over the term of the contract.

Revenue from customer acquisition services is generally recognized at the time the customer is provisioned into the client's billing or data systems and all services related to the delivery of the customer are complete. Allowances are provided for estimated customer attrition or churn, where such attrition is charged back to the Company.

(c) Investments:

Investments over which the Company does not exert significant influence are accounted for using the cost method. If there is other than a temporary decline in value, investments are written down to provide for the loss.

(d) Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the following periods:

Building	40 years
Computer hardware	3 - 5 years
Computer software	1 - 7 years
Office furniture and equipment	3 - 10 years
Motor vehicles	4 years
Leasehold improvements	Over the initial lease term, plus one renewal period

(e) Goodwill:

Goodwill, which represents the excess of the purchase price over the fair values of net identifiable assets acquired, is amortized on a straight-line basis over its estimated life, ranging from 10 to 40 years. Goodwill charges are presented net of the related income tax benefit of deductible goodwill. Periodically, management reviews the carrying value of goodwill to determine if an impairment has occurred. The Company measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

(f) Deferred financing costs:

Deferred financing costs represent the unamortized costs related to the establishment of the revolving term credit facility. Amortization is provided on a straight-line basis over the initial term of the revolving facility plus one renewal period, and is included in interest expense for the year.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g) Pre-operating expenses:

The Company capitalizes expenditures net of incremental revenues incurred to develop significant new lines of business. Capitalization occurs where the expenditure is incremental in nature and directly related to placing the new business into service, and where, in the view of management, it is probable that the expenditure is recoverable from the future operations of the new business. Capitalization ceases when the business is ready to commence commercial operations. Capitalized pre-operating expenses are amortized on a straight-line basis over the expected period of benefit, to a maximum of three years.

(h) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the exchange rate in effect at the date of the transaction, except where hedged. Resulting exchange gains or losses are included in income. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt, except for unrealized gains or losses on long-term debt which is designated as a hedge of the self-sustaining operations, which are deferred and included as a separate component of shareholders' equity.

The Company's foreign subsidiaries are classified as self-sustaining foreign operations and, therefore, the Company uses the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

(i) Financial instruments:

The Company enters into interest rate swap arrangements to manage its exposure to interest rate fluctuations. The Company accounts for these interest rate swaps as hedges and, as a result, the carrying values of such swaps are not adjusted to reflect their current market values. The differential paid or received on interest rate swap agreements is recognized as part of interest expense.

The Company enters into short-term foreign currency forward contracts to manage its exposure to foreign currency fluctuations, wherein the Company sells specified foreign currencies for Canadian dollars for settlement on specified future dates which coincide with the receipt of contracted foreign currency revenue streams. The Company accounts for these foreign currency forward contracts as hedges and, as a result, the carrying values of such contracts are not adjusted to reflect their current market values. The underlying exchange rate in the forward contract is used to translate the revenue stream from the hedged instrument.

(j) Income taxes:

Effective January 1, 2000, the Company has retroactively adopted new accounting standards issued by The Canadian Institute of Chartered Accountants in respect of income taxes. The Company now accounts for income taxes using the liability method.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. Significant accounting policies (continued):

(j) Income taxes (continued):

Income tax expense is based on reported earnings before income taxes, adjusted for permanent differences. Future income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting and the related amounts recognized for income tax purposes, giving rise to future income tax assets and liabilities. Future income tax assets and liabilities are measured using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of changes in tax rates on future income tax assets and liabilities are recognized in income in the period that those changes are enacted or substantively enacted.

In order to record a future income tax asset, the realization of that asset must be more likely than not. Where this requirement is not met, a valuation allowance is recorded to offset the future income tax asset.

The effect of the adoption of the new accounting standards related to income taxes on current and prior periods was not material.

(k) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 7. No compensation expense is recognized for these plans when options are issued to employees or directors. Any consideration paid by employees or directors on exercise of options is credited to share capital, net of related costs.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS:

In 2000 and 1999, the Company completed a number of acquisitions which are summarized below.

Transactions completed in 2000:

	Paradigm	M:\DRIVE	Other	Total
	(a)	(b)		
Date acquired	November 2000	April 2000		
Domicile	USA	UK		
Percentage acquired	100%	100%		
Cash, including transaction costs, net of cash acquired	$ 147,851	$ 20,621	$ 20,811	$ 189,283
Common shares of the Company	25,799	3,008	95	28,902
Additional future consideration to be satisfied with shares of the Company	–	5,700	186	5,886
	173,650	29,329	21,092	224,071
Costs of integration	4,114	500	450	5,064
Total consideration, after integration costs	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Assigned value of assets and liabilities acquired:				
Property and equipment	$ 2,470	$ 911	$ 487	$ 3,868
Other assets	2,543	–	–	2,543
Goodwill	212,235	28,514	21,524	262,273
Long-term debt	–	–	(154)	(154)
Non-cash working capital	(39,484)	404	441	(38,639)
Minority investment	–	–	(756)	(756)
	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Goodwill amortization period, straight-line basis	40 years	30 years	10 - 30 years	
Number of common shares issued	2,344,728	196,960	25,013	2,566,701

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

With the exception of the 20% purchase of Intelecom Systems Inc. in 1999, which is being accounted for using the cost method, acquisitions have been accounted for using the purchase method.

Shares to be issued in the future to satisfy additional consideration are issued at the then current trading price. Integration costs only include costs directly related to the acquisition, which are incremental to the Company and were identified at the time of the acquisition. Generally, integration costs include costs for workforce reductions, premises closures and the implementation at the acquired company of Mosaic systems and processes.

(a) Paradigm Direct LLC:

On November 16, 2000, the Company acquired 100% of Paradigm Direct LLC ("Paradigm"), a New Jersey-based company that uses a technology-based direct marketing platform to acquire customers for some of America's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services.

Additional consideration of up to a maximum of US$198 million ($297 million) will be payable based on Paradigm's 2001 financial results, with total consideration equaling between 7.5 and 8.5 times 2001 EBITDA. The contingent payments will be made in April 2002, in either cash or shares at Mosaic's option.

(b) M:\DRIVE:

On April 19, 2000, the Company acquired 100% of M:\DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. M:\DRIVE offers a fully integrated array of marketing and sales services, including field marketing and merchandising, training, data management, direct marketing, sales promotion and telemarketing.

Additional contingent consideration of up to GBP 1.7 million ($3.8 million) will be payable based on the financial results of M:\DRIVE for calendar year 2001. The contingent consideration will be payable in cash/loan notes and shares in the ratio of 65% cash/loan notes and 35% common shares of the Company.

(c) During the year, a further $2.5 million in additional cash consideration and 219,034 common shares valued at $3.4 million were paid to the vendors in respect of prior years' acquisitions.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

Transactions completed in 1999:

	STH	Booster	Intelecom	Other	Total
	(a)	(b)	(c)		
Date acquired	April 1999	November 1999	November 1999		
Domicile	UK	France	USA		
Percentage acquired	100%	100%	20%		
Cash, including transaction costs, net of cash acquired	$ 18,256	$ 3,743	$ 9,148	$ 5,442	$ 36,589
Common shares of the Company	3,913	1,376	–	–	5,289
Additional future consideration to be satisfied with shares of the Company	–	935	–	598	1,533
	22,169	6,054	9,148	6,040	43,411
Costs of integration	599	550	–	550	1,699
Total consideration, after integration costs	$ 22,768	$ 6,604	$ 9,148	$ 6,590	$ 45,110
Assigned value of assets and liabilities acquired:					
Property and equipment	$ 486	$ 145	$ –	$ 202	$ 833
Goodwill	22,730	6,385	–	6,715	35,830
Long-term debt	–	–	–	(286)	(286)
Non-cash working capital	(448)	74	–	(41)	(415)
Cost of investment	–	–	9,148	–	9,148
	$ 22,768	$ 6,604	$ 9,148	$ 6,590	$ 45,110
Goodwill amortization period, straight-line basis	30 years	30 years	–	30 years	
Number of common shares issued	957,167	177,284	–	–	1,134,451

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

(d) stretch the horizon:

On April 6, 1999, the Company acquired 100% of stretch the horizon ("STH"). STH is a United Kingdom-based marketing services agency focused on providing high-impact direct marketing and sales promotion solutions.

(e) Boostergroup:

On November 2, 1999, the Company acquired 100% of Boostergroup ("Booster"). Booster is a France-based provider of in-store sales, training and product demonstrations serving clients in the information and convergent technology sector.

In June 2000, a further $2,112,000 in additional cash consideration and 32,749 common shares valued at $382,000 were paid to the vendors of Booster.

(f) Intelecom Systems Inc.:

On November 3, 1999, the Company acquired 20% of Intelecom Systems Inc. ("Intelecom"). Intelecom is an information technology services company that provides sophisticated comparison billing technology to clients in the telecom and utilities industries.

3. PROPERTY AND EQUIPMENT:

2000	Cost	Accumulated depreciation	Net
Land and building	$ 9,361	$ 52	$ 9,309
Leasehold improvements	7,462	1,561	5,901
Computer hardware and software	36,967	14,240	22,727
Office furniture and equipment	13,045	6,246	6,799
Motor vehicles	1,892	865	1,027
	$ 68,727	$ 22,964	$ 45,763

1999	Cost	Accumulated depreciation	Net
Land and building	$ 5,139	$ –	$ 5,139
Leasehold improvements	4,689	1,418	3,271
Computer hardware and software	15,942	6,951	8,991
Office furniture and equipment	10,269	5,099	5,170
Motor vehicles	1,216	816	400
	$ 37,255	$ 14,284	$ 22,971

Depreciation expense for continuing operations for the year amounted to $6,152,000 (1999 – $4,008,000).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

4. OTHER ASSETS:

	2000	1999
Investment in Intelecom at cost *(note 2)*	$ 9,148	$ 9,148
Contract development costs	7,449	2,460
Deferred financing costs, net of accumulated amortization of $1,554,000 (1999 – $644,000)	5,200	2,366
Other	4,371	816
	$ 26,168	$ 14,790

5. BANK INDEBTEDNESS AND LONG-TERM DEBT:

(a) Bank indebtedness:

The Company has a £1,250,000 (1999 – £1,500,000) sterling demand facility, bearing interest at the LIBOR ("London Inter-Bank Offering Rate") plus 1.5%, secured by accounts receivable. The amount drawn under this facility was nil at December 31, 2000 (1999 – £826,000). At year-end, the effective interest rate under this facility was 7.5%.

Bank indebtedness at year-end relates to amounts drawn under facilities in Continental Europe.

(b) Long-term debt:

	2000	1999
Revolving committed term debt	$ 225,497	$ 77,400
Other	2,112	544
	227,609	77,944
Current portion	(272)	(380)
	$ 227,337	$ 77,564

Interest expense on long-term debt for the year ended December 31, 2000, was $8,594,000 (1999 – $6,466,000).

Revolving committed term debt:

The Company's credit agreement was amended and restated on October 4, 2000. The amended agreement provides a $400 million committed revolving term facility, which can be drawn in Canadian or US dollars. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2003. Terms of the expanded and amended facility are not materially different from previous terms, with the exception of interest rates and standby charges. Interest rates on the facility are variable, based on the level of the funded debt to EBITDA ratio. Canadian dollar loans bear interest at bankers' acceptance rate plus 1.4% to 2.3% or bank prime rates plus 0.65% to 1.5%, with US dollar loans bearing interest at US base rate plus 0.65% to 1.5% or the LIBOR plus 1.4% to 2.3%. At year-end, the weighted average effective interest rate under the facility was 7.69% (1999 – 6.99%).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

5. BANK INDEBTEDNESS AND LONG-TERM DEBT (CONTINUED):

At December 31, 2000, borrowings under the term facility included US$113 million (1999 – US$30 million) in US dollar denominated debt, all of which was determined to be a hedge of the Company's investment in its US operations. A five-year interest rate swap for notional principal of US$25 million was purchased during 1998 to fix the rate of interest on a portion of debt with the year-end rate at 7.25% (1999 – 7.1%).

Under the terms of the term debt facility, the Company is required to maintain certain financial ratios and is restricted from paying dividends. In addition, future acquisitions are subject to lender review and must comply with certain predetermined criteria.

The term debt is secured by the pledge of a debenture secured by fixed and floating charges on substantially all of the assets of the Company and the Company's wholly-owned subsidiary companies.

6. SHARE CAPITAL:

(a) Authorized:

The authorized share capital of Mosaic consists of the following:

(i) Unlimited number of preference shares. Subject to the Company's articles, the Board of Directors is authorized to fix before issuance the description, rights, privileges, restrictions and conditions attaching to the preference shares of each series; and

(ii) Unlimited number of common shares, without par value.

(b) Issued and outstanding at December 31:

	Number of shares	Amount
Common shares outstanding, December 31, 1998	60,828,272	$ 98,415
Issued on public share offering	6,100,000	39,053
Issued on acquisitions *(note 2)*	1,134,451	5,289
Issued on exercise of options *(note 7)*	1,234,613	2,074
Issued on conversion of debentures	1,290,900	1,810
Other, net of share repurchases under a normal course issuer bid	331,324	2,129
Common shares outstanding, December 31, 1999	70,919,560	$ 148,770
Issued on acquisitions *(note 2)*	2,785,735	32,323
Issued on exercise of options *(note 7)*	1,037,763	2,720
Other, net of share repurchases under a normal course issuer bid	267,134	3,629
Common shares outstanding, December 31, 2000	75,010,192	$ 187,442

On July 29, 1999, the Company sold through a public share offering 6.1 million common shares for gross proceeds of $6.60 per share or $40,260,000, resulting in net proceeds of $39,053,000 after issue costs and related income tax benefits.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

7. STOCK-BASED COMPENSATION PLANS:

(a) The Company has two fixed stock-based compensation plans.

(i) Under the Incentive Compensation Plan ("ICP") introduced in 1998, the Company is permitted to issue to employees, officers and directors up to 4,539,000 options to acquire shares in the Company. Generally, under the plan, options are granted with a strike price equal to no less than the fair market value of the common shares at the time of grant. Options vest annually over a four-year period and are exercisable over a five-year period from the date of grant.

During 2000, the Company granted options to purchase 150,000 common shares under the ICP (1999 – 2,129,000) at an exercise price of $14.75 per share (1999 – $3.90 to $10.30).

The Company has granted a total of 4,089,000 options to purchase common shares under the ICP, at prices ranging from $2.75 to $14.75. During 2000, 467,700 options to purchase common shares were exercised at an average price of $4.23.

(ii) Under the 1998 Employee Share Ownership Program ("ESOP"), the Company is permitted to issue to employees, officers and directors up to 1,087,500 options to acquire common shares. The ESOP provides that for each common share of the Company purchased by an employee at fair market value, he or she is entitled to receive one option to purchase an additional common share at the same price. Options granted under the program vest annually over four years and are exercisable for five years from the date of grant.

During 2000, the Company granted options to purchase 278,614 common shares under the ESOP (1999 – 379,398) with exercise prices ranging from $11.05 to $21.19 per share (1999 – $3.00 to $10.24). The Company has granted a total of 842,447 options to purchase common shares under the ESOP at prices ranging from $2.25 to $21.19. During 2000, 56,230 options to purchase common shares were exercised at an average price of $5.71.

(b) The Company has reserved 1,111,273 common shares for employees' and directors' options exercisable at prices ranging from $1.90 to $3.25 over periods up to 2003. The reserved amount represents options to purchase common shares that were issued to employees and directors prior to the introduction of the ICP. During 2000, 513,727 options to purchase common shares were exercised at an average price of $2.23.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

7. STOCK-BASED COMPENSATION PLANS (CONTINUED):

(c) During 2000, the following options were granted, exercised, cancelled and outstanding:

Expiry Year	Exercise Price Range	December 31, 1999 Outstanding Options	2000 Transactions Granted	2000 Transactions Exercised or Cancelled	December 31, 2000 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2001	$ 1.15-1.70	100,000	–	100,000	–	$ –	–	$ –
2002	1.90-2.70	755,000	–	272,727	482,273	1.94	482,273	1.94
2003	2.25-3.31	2,678,769	–	669,455	2,009,314	2.88	1,030,392	2.90
2004	3.00-4.12	211,152	–	33,266	177,886	3.66	58,968	3.67
2004	5.00-7.04	477,151	–	112,301	364,850	5.84	112,844	5.69
2004	7.53-10.30	1,815,326	–	65,822	1,749,504	10.25	665,782	10.25
2005	11.05-14.80	–	272,226	10,330	261,896	13.47	44,123	13.92
2005	16.42-21.19	–	156,388	1,246	155,142	17.00	30,032	17.02
	$ 1.15-21.19	6,037,398	428,614	1,265,147	5,200,865	$ 6.46	2,424,414	$ 5.25
WAP*		$ 5.22	$ 14.70	$ 3.31	$ 6.46		$ 5.25	

**Weighted Average Exercise Price*

At December 31, 2000, the weighted average remaining contract life of outstanding options was 34 months (1999 – 46 months).

(d) During 1999, the following options were granted, exercised, cancelled and outstanding:

Expiry Year	Exercise Price Range	December 31, 1998 Outstanding Options	1999 Transactions Granted	1999 Transactions Exercised or Cancelled	December 31, 1999 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2001	$ 1.15-1.70	730,434	–	630,434	100,000	$ 1.70	100,000	$ 1.70
2002	1.90-2.70	1,325,000	–	570,000	755,000	2.05	693,000	2.00
2003	2.25-3.31	2,764,179	–	85,410	2,678,769	2.85	1,091,097	2.84
2004	3.00-4.12	–	214,950	3,798	211,152	3.68	38,432	3.66
2004	5.00-7.04	–	478,092	941	477,151	5.82	94,489	5.81
2004	7.53-10.30	–	1,815,356	30	1,815,326	10.24	363,035	10.24
	$ 1.15-10.30	4,819,613	2,508,398	1,290,613	6,037,398	$ 5.22	2,380,053	$ 3.81
WAP*		$ 2.40	$ 8.84	$ 1.73	$ 5.22		$ 3.81	

**Weighted Average Exercise Price*

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

8. INCOME TAXES:

Effective January 1, 2000, the Company retroactively changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by The Canadian Institute of Chartered Accountants, Section 3465 Accounting for Income Taxes (see note 1(j)). The effect of the adoption of the new accounting standards related to income taxes on current and prior periods was not material.

Significant components of the income tax expense attributable to continuing operations for the years ended December 31 are as follows:

	2000	1999
Current income tax expense, exclusive of reduction for previously unrecognized income tax losses and credits	$ 9,553	$ 993
Future income tax expense, including future taxes arising from goodwill amortization of $1,561 (1999 – $1,995)	1,807	3,442
Reduction in income tax expense arising from realization of previously unrecognized income tax losses and credits	(821)	–
Total provision for income taxes	10,539	4,435
Add benefit of deductible goodwill included in goodwill charges	1,088	918
Income tax expense	$ 11,627	$ 5,353

Future income taxes arise from the temporary differences between assets and liabilities recognized for financial reporting purposes and those as per the tax laws in the jurisdictions in which the Company operates. The nature and tax effect of the assets, liabilities and unused tax losses that give rise to the future income tax assets and future income tax liabilities are as follows:

	2000	1999
Future income tax assets:		
Tax benefit of unused tax losses	$ 7,020	$ 9,843
Future income tax liabilities:		
Goodwill	$ 11,170	$ 10,261
Other	3,117	3,688
	$ 14,287	$ 13,949

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

8. INCOME TAXES (CONTINUED):

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates of 44.0% (1999 – 44.6%) to income from continuing operations before income taxes and goodwill charges, with the differences as follows:

	2000	1999
Income taxes at statutory rates	$ 21,681	$ 11,344
Increase (decrease) in income taxes resulting from:		
Non-deductible expenses	221	270
Income tax rate differential between Canadian and foreign jurisdictions	(10,250)	(6,242)
Other	(25)	(19)
Income tax expense from continuing operations before goodwill charges	11,627	5,353
Benefit of deductible goodwill included in goodwill charges	(1,088)	(918)
Total provision for income taxes	$ 10,539	$ 4,435

The following table gives details of unused income tax losses and related income tax reductions as at December 31, 2000.

	Losses	Tax
Losses expiring:		
2006	7,980	3,681
2007	969	432
2014	7,268	2,907
Total	$ 16,217	$ 7,020

9. SUPPLEMENTARY DISCLOSURES:

(a) Earnings per share:

Basic and fully diluted earnings per share, basic and fully diluted earnings per share from continuing operations and basic and fully diluted earnings per share before goodwill charges and discontinued operations have been calculated using the weighted average number of common shares outstanding during the year. For purposes of determining fully diluted earnings per share and fully diluted earnings per share before goodwill charges, only the rights to acquire common shares, including contingent share consideration on acquisitions, that would be dilutive to earnings have been considered.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

9. SUPPLEMENTARY DISCLOSURES (CONTINUED):

(b) Consolidated statements of cash flows:

(i) The consolidated statements of cash flows exclude the following non-cash transactions:

	2000	1999
Conversion of convertible debt to common shares	$ –	$ 1,810
Tax benefit of share issue costs credited to share capital	–	1,070
Common shares issued on acquisitions	$ 32,323	$ 5,289

(ii) During 2000, the Company paid $3,816,000 in cash taxes (1999 – $3,759,000) and $7,769,000 in cash interest (1999 – $5,890,000).

(iii) Basic and fully diluted cash flows per share from continuing operations have been calculated using the cash provided from operations, excluding net changes in non-cash operating working capital.

10. COMMITMENTS:

The Company is committed to payments under operating leases for equipment and buildings, with the following minimum annual lease payments:

2001	$ 8,044
2002	7,253
2003	5,749
2004	4,894
2005	3,380
Thereafter	10,673
	$ 39,993

11. FINANCIAL INSTRUMENTS:

(a) Risk management activities:

(i) The Company manages its credit risk in respect of trade accounts receivable by primarily dealing with large creditworthy customers and by collecting in advance of rendering services. Management is of the view that the Company is not subject to a significant concentration of credit risk, with only one customer accounting for 10% of revenues (1999 – 6% of revenues).

(ii) The Company is subject to risk in respect of fluctuating interest rates as a portion of its borrowings is subject to floating rates of interest. As described in note 5(b), the Company has fixed the interest rate on US$25 million debt at 7.25%. Based on its estimated discounted cash flow using applicable current market rates, the Company's interest rate swaps have a fair value liability of $17,500 at December 31, 2000 (1999 – $1,138,000 fair value asset).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

11. FINANCIAL INSTRUMENTS (CONTINUED):

(iii) The Company operates in the United Kingdom, the United States and in Continental Europe. At December 31, 2000, the Company had US$113 million in US dollar denominated debt, which was determined to be a hedge of the net investment in US operations.

(iv) The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At December 31, 2000, the nominal value of the UK pound forward contracts amounted to $29.9 million (£13,348,000) and had a fair value of ($599,000) and the nominal value of the US dollar forward contracts amounted to $30,855,000 (US$20,570,000) and had a fair value of $159,000.

The Company does not currently engage in any other hedging or other foreign exchange management strategies and, accordingly, earnings will be impacted by movements in the values of the UK pound, US dollar, Euro and non-Euro European currencies in relation to the Canadian dollar.

(b) Fair values:

The carrying values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued acquisition liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The aggregate fair values of long-term debt, calculated at the present value of contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar instruments, approximate their current carrying values.

12. SEGMENTED INFORMATION:

The Company's continuing operations have two operating segments: North America and the United Kingdom and Ireland. During 2000, the Company changed its segmented reporting such that the UK and Ireland are now reported as a segment separate from Continental Europe. Segmented reporting for 1999 has been restated to reflect the presentation adopted in the current period. The determination of business segments is based on the identification of the core management teams which operate the Company's business in its principal geographic markets, and the inherent operating risks of those segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1. The Company evaluates performance based on profit or loss before interest, income taxes, non-recurring gains or losses, foreign exchange gains or losses, and goodwill charges in relation to the net investment in the operating segment. The Company considers the net investment to be total assets, less current liabilities adjusted to exclude cash, bank indebtedness and the current portion of long-term debt.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

12. SEGMENTED INFORMATION (CONTINUED):

2000	North America	UK & Ireland	Corporate	Total
Revenues	$ 294,197	$ 199,465	$ –	$ 493,662
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 40,345	$ 30,617	$ (3,665)	$ 67,297
Depreciation and other amortization	6,290	2,964	168	9,422
Earnings (loss) before interest, income taxes and goodwill charges	$ 34,055	$ 27,653	$ (3,833)	$ 57,875
Goodwill charges, net of income taxes	$ 3,134	$ 3,604	$ –	$ 6,738
Investments during the year:				
Capital assets, excluding goodwill	14,293	12,237	–	26,530
Goodwill *(note 2)*	217,550	42,086	–	259,636
Net investment, end of year	308,409	114,363	1,363	424,135

1999	North America	UK & Ireland	Corporate	Total
Revenues	$ 212,140	$ 165,866	$ –	$ 378,006
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 21,234	$ 18,631	$ (2,744)	$ 37,121
Depreciation and other amortization	3,030	2,081	130	5,241
Earnings (loss) before interest, income taxes and goodwill charges	$ 18,204	$ 16,550	$ (2,874)	$ 31,880
Goodwill charges, net of income taxes	$ 2,330	$ 2,239	$ –	$ 4,569
Investments during the year:				
Capital assets, excluding goodwill	9,873	7,447	36	17,356
Goodwill *(note 2)*	3,300	25,281	–	28,581
Net investment, end of year	134,998	89,744	(1,968)	222,774

Geographic information:

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

	Revenues		Capital assets and goodwill	
	2000	1999	2000	1999
Canada	$ 116,705	$ 108,846	$ 54,894	$ 44,815
United States	177,492	103,294	286,240	74,141
UK and Ireland	199,465	165,866	135,453	89,318
	$ 493,662	$ 378,006	$ 476,587	$ 208,274

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

13. SUBSEQUENT EVENT – DISCONTINUED OPERATIONS

In completing its strategic review, management determined in February 2001 that the development of the Continental European business, based in 11 countries, no longer constituted a strategic priority. As a result, management determined that it would divest the Company of its Continental European operations in order to focus its management and capital resources on the North American, and United Kingdom and Ireland-based businesses.

Included in the goodwill charges relating to discontinued operations is a goodwill write-down of $24.5 million representing the net book value of the goodwill relating to the Continental European segment. For 2000, the Continental European segment is disclosed as a discontinued operation, although due to the measurement date being subsequent to year-end, the financial impact of the divestiture will not be recognized until 2001. For 2001, the divestiture of the Continental European segment will be treated for accounting purposes as a discontinued operation with the anticipated first quarter charge related to the loss on discontinuance of the operations estimated to be in the range of $5 to $10 million ($0.06 to $0.12 per fully diluted share).

The December 31, 1999, consolidated balance sheets and consolidated statements of operations and cash flows have been reclassified to reflect the discontinued operations disclosure adopted in 2000.

a) The revenues of the discontinued operations are as follows:

	2000	1999
Revenues of the discontinued operations	$ 27,801	$ 22,420

b) The consolidated balance sheets include the following amounts related to the discontinued operations.

	2000	1999
Accounts receivable	$ 8,759	$ 10,889
Work in progress and unbilled revenue	114	843
Inventories and other current assets	228	424
Income taxes receivable	1,688	–
Current assets of discontinued operations	10,789	12,156
Property and equipment	2,586	1,058
Goodwill	–	19,686
Other assets	309	769
Total assets of discontinued operations	13,684	33,669
Accounts payable and accrued liabilities	7,635	6,472
Income taxes payable	–	1,032
Deferred revenue	268	213
Current liabilities of discontinued operations	7,903	7,717
Long-term debt	–	522
Net assets of discontinued operations	$ 5,781	$ 25,430

QUARTERLY HIGHLIGHTS

(In millions of dollars, except per share amounts, unaudited)

	2000				1999				1998				1997				1996			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of operations:																				
Revenues	$ 145.8	146.5	110.3	91.1	102.9	112.0	83.1	80.0	83.0	88.1	44.7	36.8	37.9	39.6	26.9	18.3	9.7	12.8	7.7	6.0
Gross profit	$ 51.6	52.0	39.4	31.9	32.2	38.4	29.6	25.4	28.0	27.0	16.0	12.6	9.3	12.3	9.3	6.7	3.0	3.7	2.1	1.5
EBITDA	$ 20.8	21.4	15.2	9.8	9.2	12.8	9.2	6.0	7.9	9.2	4.8	3.1	4.1	3.8	2.7	1.5	1.1	1.0	0.7	0.5
Earnings from continuing operations before goodwill charges	$ 10.5	13.3	8.9	4.9	5.8	7.3	4.4	2.7	4.8	4.4	2.6	1.2	2.2	1.9	1.3	0.6	0.3	0.4	0.4	0.2
Earnings from continuing operations	$ 8.3	11.7	7.4	3.5	4.6	6.1	3.2	1.6	3.4	3.5	1.9	0.7	1.8	1.5	1.0	0.5	0.2	0.4	0.4	0.2
Net earnings	$ (18.0)	11.1	6.3	3.2	6.4	6.3	3.3	1.8	4.0	3.5	1.9	0.7	1.8	1.5	1.0	0.5	0.2	0.4	0.4	0.2
Per share amounts:																				
Earnings from continuing operations before goodwill charges:																				
Basic	$ 0.14	0.18	0.12	0.07	0.08	0.11	0.07	0.04	0.09	0.07	0.05	0.03	0.06	0.05	0.04	0.02	0.02	0.03	0.04	0.02
Fully diluted	$ 0.14	0.18	0.12	0.07	0.08	0.10	0.07	0.04	0.08	0.07	0.05	0.03	0.05	0.05	0.03	0.02	0.01	0.03	0.04	0.02
Earnings from continuing operations:																				
Basic	$ 0.11	0.16	0.10	0.05	0.06	0.09	0.05	0.03	0.06	0.06	0.04	0.02	0.05	0.04	0.03	0.02	0.02	0.02	0.03	0.02
Fully diluted	$ 0.11	0.16	0.10	0.05	0.06	0.08	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02	0.01	0.02	0.03	0.02
Net earnings:																				
Basic	$ (0.25)	0.15	0.09	0.05	0.09	0.09	0.05	0.03	0.07	0.06	0.04	0.02	0.05	0.04	0.03	0.02	0.02	0.02	0.03	0.02
Fully diluted	$ (0.25)	0.15	0.09	0.05	0.09	0.09	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02	0.01	0.02	0.03	0.02
Balance sheet:																				
Cash position, net	$ 12.3	12.8	16.1	5.6	5.7	(0.2)	1.2	12.4	3.1	11.7	7.2	(4.2)	1.0	1.9	3.8	2.6	8.5	6.6	2.6	(0.1)
Total assets	$ 648.1	422.8	392.9	358.7	346.5	314.9	304.2	272.0	272.0	259.6	207.0	119.4	109.9	82.2	84.4	50.5	25.7	19.9	7.1	7.2
Long-term debt, including current portion	$ 227.6	113.3	98.8	83.2	78.5	42.3	99.1	74.2	67.5	72.9	53.1	19.4	19.8	13.8	14.4	3.8	3.8	3.8	–	–
Shareholders' equity	$ 206.2	201.5	189.5	178.2	172.9	169.0	118.1	118.0	118.6	108.5	92.8	50.2	45.7	38.8	37.3	26.3	7.4	4.7	0.6	0.7

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and in those jurisdictions only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Mosaic Group Inc. at 469A King Street West, Toronto, Ontario M5V 3M4, telephone 416-588-7788. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of United States persons unless registered under the 1933 Act and applicable state securities laws or unless an exemption from such registration is available. See "Details of the Offering".

Short Form Prospectus

New Issue

March 11, 2002

MOSAIC GROUP INC

Mosaic Group Inc.

$45,600,000

12,000,000 Common Shares

This short form prospectus qualifies for distribution 12,000,000 common shares of Mosaic Group Inc. (the "Company") at a price of $3.80 per share (the "Offering Price") in all the Provinces of Canada (the "Offering"), pursuant to an underwriting agreement dated March 4, 2002 (the "Underwriting Agreement") among us and Yorkton Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (collectively the "Underwriters"). The common shares of the Company ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSE"), under the trading symbol "MGX". On February 28, 2002, the date of the announcement of the Offering, and on March 8, 2002, the closing prices of the Common Shares on the TSE were $4.19 and 4.01, respectively. The TSE has conditionally approved the listing of the Common Shares qualified by this short form prospectus. The Offering Price of the Common Shares offered hereunder was determined by negotiation between the Company and the Underwriters.

Price: $3.80 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)(3)
Per Common Share	$3.80	$0.1862	$3.6138
Total	$45,600,000	$2,234,400	$43,365,600

(1) The Underwriters' fee for the sale of the Common Shares offered hereunder is 4.9% of the gross proceeds.

(2) Before deducting expenses of this Offering, estimated to be $300,000 which, together with the Underwriters' fee will be paid from the gross proceeds of the Offering.

(3) The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days from the closing date of this Offering, to purchase an aggregate of up to 1,800,000 Common Shares on the same terms as the above solely to cover over-allotments, if any, and effect market stabilization operations. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Company will be $52,440,000, $2,569,560 and $49,870,440 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option to the Underwriters and the Common Shares issuable on the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares hereunder, subject to prior sale, if, as and when issued and delivered by the Company and accepted by us in accordance with the conditions contained in the Underwriting Agreement referred to under Plan of Distribution and subject to the approval of certain legal matters on behalf of the Company by Fraser Milner Casgrain LLP and on behalf of the Underwriters by Goodmans LLP.

Subscriptions for the Common Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing such Common Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about March 19, 2002, or such later date as we and the Underwriters may agree, but not later than March 28, 2002.

Each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. are subsidiaries of Canadian chartered banks (collectively the "Banks") which are lenders to the Company. The Company will use a portion of the net proceeds of this Offering to reduce its indebtedness to the Banks. Consequently, the Company may be considered to be a connected issuer of these Underwriters under applicable Canadian securities legislation. See "Plan of Distribution".

The Common Shares offered hereunder will not be precluded as investments under certain statutes. See "Eligibility for Investment".

Unless otherwise noted or the context otherwise dictates, Mosaic Group Inc. and its subsidiaries are referred to herein as the "Company" or "Mosaic", "us" or "we".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

The eligibility of common shares in the capital of Mosaic Group Inc. offered hereby (the "Offered Shares") for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the associated regulations) and is subject to the prudent investment standards and general investment provisions they provide for:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
The Pension Benefits Act (Manitoba)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting trust companies and saving companies (Québec) (except trust companies with respect to funds, other than deposits, which are administered for other purposes)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (in respect of insurers other than mutual associations, insurance funds established by professional corporations or guarantee fund corporations)

In the opinion of our counsel, Fraser Milner Casgrain LLP, and counsel to the Underwriters, Goodmans LLP, the Offered Shares, if issued on the date hereof, will be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds or deferred profit sharing plans under the *Income Tax Act* (Canada) and the regulations thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated in this short form prospectus by reference, contain forward-looking statements which reflect the expectations of our management regarding results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, taxation, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition and overall economic performance, as well as various other risk factors included in the "Risk Factors" section of this short form prospectus or as may be discussed from time to time in the Company's public filings with Canadian securities regulatory authorities. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus and the documents incorporated by reference are

based upon what management believes to be reasonable assumptions, we cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this short form prospectus by reference may be obtained on request without charge from the Company's head office located at 469A King Street West, Toronto, Ontario M5V 3M4, by telephone (416) 588-7788 or by accessing the Company's disclosure documents available through the Internet on SEDAR at www.SEDAR.com. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Company at the above-mentioned address and telephone number.

The following documents that we have filed with the securities regulatory authorities of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland are specifically incorporated in this short form prospectus by reference and form an integral part of this short form prospectus:

- Annual information form dated May 18, 2001 for the year ended December 31, 2000, other than the Management's Discussion and Analysis portion of such annual information form that has been superseded by the Management's Discussion and Analysis of the financial condition and operating performance of Mosaic for the fiscal year ended December 31, 2001 referred to below;
- Management's Discussion and Analysis of financial condition and results of operating performance of Mosaic for the fiscal year ended December 31, 2001;
- The audited Consolidated Financial Statements of Mosaic as at December 31, 2001 and 2000, and for each of the fiscal years ended December 31, 2001 and 2000 and related notes thereto, together with the accompanying auditors' report;
- The Management Proxy Circular dated as of May 3, 2001 prepared in connection with the Company's annual and special meeting of shareholders held on June 7, 2001 other than those portions of the Management Proxy Circular that need not be incorporated by reference into this short form prospectus;
- The Management Proxy Circular dated as of November 29, 2001 prepared in connection with the Company's special meeting of shareholders held on January 7, 2002 other than those portions of the Management Proxy Circular that need not be incorporated by reference into this short form prospectus;
- The material change report dated June 29, 2001 concerning the private placement of US$57,000,000 in 10.50% Canadian Originated Preferred Securities ("COPrS"); and
- The material change report dated November 27, 2001 concerning Amendment No. 2 to the Amended and Restated Merger Agreement dated December 14, 2000, as amended by Amendment No. 1 thereto dated January 25, 2001.

Any of the following documents filed by us with the various securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of this Offering will be deemed to be incorporated by reference into this short form prospectus:

- material change reports, except confidential material change reports;
- comparative interim financial statements; and
- comparative financial statements for our most recently completed financial year, together with the accompanying report of the auditor.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus will be deemed to be modified or superseded to the extent that a statement contained in this short form prospectus, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus, modifies or replaces that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include

any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstance in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE COMPANY

Mosaic Group Inc. was incorporated by Articles of Incorporation under the *Business Corporations Act* (Ontario) on June 28, 1995, amalgamated with certain of its subsidiaries on January 1, 1998 and carries on business both through Mosaic Group Inc. and a number of operating subsidiaries. Mosaic Group Inc. and its subsidiaries are referred to herein as the "Company" or "Mosaic", "us" or "we", unless the context otherwise requires. In October 1995, Mosaic completed an initial public offering of its common shares ("Common Shares") in Ontario. Mosaic's Common Shares trade on the Toronto Stock Exchange (the "TSE") under the stock symbol "MGX".

The diagram below outlines the corporate organization of Mosaic and its significant operating subsidiaries as of February 28, 2002. Unless otherwise indicated, all such subsidiaries are 100% owned, either directly or indirectly, by Mosaic.

North American Operations


Mosaic Group Inc. (Ontario)
Mosaic Organizational Performance Group Ltd. (Ont.)
eForce Corp. (Ont.)
Mosaic Marketing Services Inc. (Ont.)
S&MG Field Merchandisers Ltd. (Ont.)
Medium One Productions Inc. (Ont.) (68%)
Mosaic Performance Solutions Limited (Ireland)
Mosaic Group (US) Inc. (Del.)***
Mosaic InfoForce GP Holdco, Inc. (Del.) ***
Mosaic InfoForce LP Holdco, Inc. (Del.) ***
TMG Solutions Inc. (Del.)
Mosaic Retail Solutions Inc. (Del.)
Mosaic Relevance Marketing LP Inc. (Del.)***
Mosaic Relevance Marketing GP Inc. (Del.)***
Mosaic Performance Solutions Inc.(Del.)
1%
50%
Mosaic InfoForce LP (Del.)
99%
1%
Mosaic Relevance Marketing LP (Del.)
Mosaic Data Solutions Inc. (Del)

UK Operations


Mosaic Group Inc. (Ont.)
Mosaic Investments Inc. (Ont) ***
Mosaic Group (United Kingdom)***
Mosaic Group Solutions (Europe) Limited (UK)
Mosaic Performance Solutions (UK) Limited (UK)
FMCG Home Service Limited (UK)

Notes: *** Non-operating company.

BUSINESS OF THE COMPANY

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Management believes that Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for its brand partners.

RECENT DEVELOPMENTS

The following is a summary of significant developments in the operations and affairs of Mosaic occurring since January 1, 2001:

1. On February 21, 2001, Mosaic entered into a shareholders rights plan agreement with CIBC Mellon Trust Company (the "Rights Plan"). The Rights Plan became effective immediately and was approved, ratified and confirmed by a resolution of shareholders at Mosaic's annual and special meeting of shareholders held on June 7, 2001 and amended at a special meeting of the shareholders on January 7, 2002.

2. On February 21, 2001, Mosaic announced that it would divest itself of certain Continental European operations in order to focus its management and capital resources in its three major markets – Performance Marketing, Mosaic's North American operations, and Mosaic's U.K./Ireland operations. The Company substantially completed the divestment in the first half of calendar 2001.

3. On June 20, 2001, Mosaic completed a private placement of US$57,000,000 in COPrS. The COPrS will have a final maturity in June, 2009 and will be retired in three equal annual instalments beginning in June, 2007. Distributions on the COPrS will be paid quarterly and are based on an annual rate of 10.50%.

4. On July 18, 2001 Mosaic completed a transaction with Intelecom Systems, Inc. ("Intelecom") whereby we exchanged our 20% common share holding in Intelecom for the 25% common share holding of eForce Corp. previously held by Intelecom. As a result of the transactions, Mosaic directly holds 100% of the common share capital of eForce Corp. and no longer has any direct or indirect ownership in Intelecom.

5. On August 30, 2001, Clint Becker resigned as the Chief Financial Officer of Mosaic. Ben Kaak then became the Chief Financial Officer of Mosaic, a position that he held prior to Mr. Becker's term, during which time Mr. Kaak served as the Executive Vice President of Mosaic, a position Mr. Kaak continues to hold as of the date of this short form prospectus.

6. On September 24, 2001, Mosaic announced that its Performance Solutions division in the United States signed three significant agreements to expand on its existing relationship with a major US satellite TV services provider into the 2002 fiscal year.

7. On November 6, 2001, Mosaic announced that it had amended the Amended and Restated Merger Agreement dated December 14, 2000, as subsequently amended by Amendment No. 1 thereto dated January 25, 2001 (as so amended, the "Merger Agreement"), between the Company, certain direct and indirect subsidiaries of the Company, Paradigm Direct LLC ("Paradigm") (now Mosaic Performance Solutions Inc., a part of the Mosaic Performance Solutions division in the United States) and the equity holders of Paradigm (the "Paradigm Vendors"), pursuant to which Mosaic acquired Paradigm. The amendments to the Merger Agreement fix the amount of the earn-out consideration payable by Mosaic to the Paradigm Vendors pursuant to the Merger Agreement. The amendments provide that the remaining earn-out payments to the Paradigm Vendors would be satisfied with the issuance by Mosaic of 20,540,000 Common Shares in January 2002, cash consideration of US$26,500,000 payable on or before April 1, 2002 and US$26,000,000 of additional consideration also payable on or before April 1, 2002. The additional consideration may be satisfied either in cash or in Common Shares, at the Company's option. Such consideration may be satisfied through the issue of Common Shares at a ratio of 0.48 Common Shares for each US dollar of consideration to a maximum of 12,480,000 Common Shares. The Company has also agreed with the Underwriters that no more than 50% of such additional consideration shall be paid in cash. The amendments to the earn-out consideration were conditional upon, among other things, the approval by the Company's shareholders of the issuance of the maximum number of Common Shares that could be required to be issued to the Paradigm Vendors as earn-out consideration. This approval was obtained on January 7, 2002.

On January 15, 2002, the Company satisfied the first two of these earn-out payments by the issuance to the Paradigm Vendors of an aggregate of 20,540,000 Common Shares and the payment to the Paradigm Vendors of an aggregate of US$26,500,000. It is the Company's current intention to satisfy the remaining US$26,000,000 in unpaid consideration through the issue of 12,480,000 Common Shares.

8. On January 1, 2002, Marc Byron, formerly the Chief Executive Officer ("CEO") of our subsidiary Mosaic Performance Solutions, was appointed the Vice Chairman and CEO of Mosaic. On January 7, 2002, Paul Alofs resigned as a member of our Board of Directors and Gregory Kiernan was elected by the Board of Directors to fill this vacancy on February 26, 2002.

9. Effective January 2002, Mosaic discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. Mosaic is currently negotiating the financial arrangements and other terms of the discontinuance of this work.

10. On January 24, 2002, Mosaic announced that commencing on or about January 28, 2002 Mosaic will begin marketing Worldcom Wireless consumer wireless services across the United States on a non-exclusive basis.

11. On January 24, 2002, Mosaic announced the details of its "Go Forward Plan". The plan addressed and described Mosaic's priorities and plans as an organization strategically, financially, operationally and culturally. A cornerstone of that plan is to simplify the operating structure of Mosaic by establishing four operating Divisions.

    Mosaic also announced on January 24, 2002 that it will undergo a review of its capacity which will likely result in headcount reductions in selected divisions. The Company expects to eliminate approximately 10% of its workforce and consolidate a number of its locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10,000,000 to $14,000,000. The Company intends to announce additional information in respect of its restructuring plans, related costs and anticipated savings as the "Go Forward Plan" unfolds and is implemented in the first half of 2002.

12. On January 25, 2002, Mosaic acquired Custom Offers LLC ("Custom Offers"), an internet marketing solutions company, focused on aggregating large volumes of data and then monetizing that data through performance driven marketing programs. Upon acquisition, Custom Offers was immediately renamed as Mosaic Data Solutions. The purchase price for Custom Offers consists of (i) US$6,000,000 satisfied at closing by the issuance of 2,293,067 Common Shares and the payment of US$300,000; (ii) an additional payment of US$4,000,000 if Custom Offers achieves pre-tax earnings of US$2,000,000 in 2002, with such payment being made in cash or Common Shares, at Mosaic's option; and (iii) additional earn-out payments in 2003 and 2004 based on a multiple of up to five times average 2002 and 2003 pre-tax earnings and will be settled primarily in Common Shares, however, no less than 20% of such payments shall be made in cash. The maximum consideration payable pursuant to the Custom Merger Agreement is US$49,900,000, with any Mosaic shares issued subject to a floor price of US$1.80.

DETAILS OF THE OFFERING

The offering consists of 12,000,000 Offered Shares at a price of $3.80 per share (the "Offering"). Each Common Share entitles the holder to one vote per share held at a meeting of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Under an agreement (the "Underwriting Agreement") dated March 4, 2002 between Yorkton Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (the "Underwriters") and us, we have agreed to issue and sell, and the Underwriters have severally agreed to purchase, on March 19, 2002 or on such other date as we and the Underwriters may agree, but in any event not later than March 28, 2002, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 12,000,000 Offered Shares at a price of $3.80 per share (the "Offering Price"), payable in cash against delivery of the certificates representing such shares for an aggregate price of $45,600,000. The Offering Price was determined by negotiation between us and the Underwriters.

In consideration for their services, we have agreed to pay the Underwriters a fee equal to $0.1862 per Offered Share sold.

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable within 30 days after the closing, to purchase an aggregate of up to 1,800,000 Offered Shares on the same terms as set forth above solely to cover over-allotments, if any, and to effect market stabilization operations. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the Offered Shares issuable upon the exercise of the Over-Allotment Option. We have agreed to pay the Underwriters a fee of $0.1862 per Offered Share in respect of Offered Shares purchased pursuant to the exercise of the Over-Allotment Option.

We have agreed to indemnify the Underwriters and their directors, officers, employees and agents from and against liabilities arising from this Offering, including any Company non-compliance or alleged non-compliance with securities legislation.

Pursuant to the policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. These restrictions are subject to exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. Exceptions include a bid or purchase permitted under the rules and requirements of the TSE relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended, (the "*1933 Act*") and, subject to certain exceptions, may not be offered or sold in the United States or to, or for the account or benefit of, United States persons. The Underwriters have agreed that they will not offer or sell the Offered Shares within the United States, except in accordance with the Underwriting Agreement and pursuant to an exemption from the registration requirements of the *1933 Act* provided by Rule 144A under the *1933 Act*, and in compliance with applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering pursuant to this short form prospectus, an offering or sale of the Offered Shares within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the *1933 Act* if such offer or sale is made otherwise than in accordance with Rule 144A under the *1933 Act* and other applicable United States state and federal securities laws.

The Company has agreed that it will not, without the prior consent of the Underwriters, offer, sell or otherwise dispose of any Common Shares, or any securities convertible into or exchangeable for or exercisable to acquire Common Shares (other than the Offered Shares pursuant to this short form prospectus, Offered Shares issuable upon the exercise of the Over-Allotment Option, Common Shares issuable pursuant to presently outstanding rights or agreements, Common Shares issuable upon exercise of the Rights Plan, Common Shares issuable pursuant to the exercise of the options granted under the Company's stock option plan or stock purchase plan and Common Shares issuable as consideration for any future acquisitions by the Company for not greater than an aggregate 10% of the number of Common Shares outstanding immediately following completion of this Offering) for a period of 90 days from the closing date of this Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. It is a condition, subject to waiver by the Underwriters, that the Company's senior bank lending syndicate agree (prior to the closing of this Offering) to amend the Second Amended and Restated Credit Agreement, dated as of October 4, 2000, as amended (the "Senior Credit Facility"), by revising the definition of EBITDA therein to expressly exclude (or "add back" as the case may be) in the calculation of EBITDA during the 2002 fiscal year, any accrued restructuring charges recorded in accordance with Canadian generally accepted accounting principles ("GAAP") during that period, up to a maximum of $12,000,000. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of such Offered Shares are purchased under the Underwriting Agreement. Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about March 19, 2002, or such later date as we and the Underwriters may agree, but not later than March 28, 2002.

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (the "Connected Underwriters") are subsidiaries of Canadian chartered banks which are lenders to the Company (collectively the "Banks"). The Company will use a portion of the net proceeds of this Offering to reduce its indebtedness to the Banks. See "Use of Proceeds". Consequently, the Company may be considered to be a connected issuer of these Underwriters under applicable Canadian securities legislation. The Banks have agreed to make available to the Company credit facilities or financings in the maximum aggregate principal amount of approximately $252,450,000. As at February 28, 2002, the Company was indebted to the Banks in respect of such credit facilities or financings in the aggregate amount of approximately $205,056,800. As of the date hereof, the Company is in compliance with the terms of its indebtedness to the Banks. The indebtedness is secured by substantially all the assets of the Company. Since entering into the Senior Credit Facility, the Company has made a number of acquisitions funded in part or in whole by drawdowns pursuant to the Senior Credit Facility, which acquisitions have resulted in increases in the security granted by the Company under the Senior Credit Facility. In addition, the financial position of the Company has changed since entering into the Senior Credit Facility as disclosed in the Company's periodic public filings of its consolidated financial statements and related information with Canadian securities regulatory authorities. The decision to distribute the Offered Shares and the determination of the terms and conditions of the distribution were made through negotiations between the Company and the Underwriters without the involvement of the Banks. The Connected Underwriters will not receive from the Company any benefit from this Offering, other than their respective portions of the Underwriters' fee payable by the Company.

USE OF PROCEEDS

The net proceeds to the Company from the Offered Share sale are estimated to be $43,065,600 (approximately $49,570,440 if the Over-Allotment Option is exercised in full), after deducting the Underwriters' fee and other expenses of the Offering estimated at $300,000. We will use the net proceeds of this Offering to reduce our indebtedness under the Senior Credit Facility. The Senior Credit Facility being paid down is a revolving facility used for working capital, acquisition and other corporate purposes and, as such, the indebtedness under such facility fluctuates on a regular basis. It is our intention to reduce the available commitment under the Senior Credit Facility from $300,000,000 to $260,000,000 effective with the Closing of the Offering. Pending such pay down, the Company will invest the net proceeds of the Offering in short term, interest bearing, investment grade securities.

DESCRIPTION OF SHARE CAPITAL

Mosaic has an authorized share capital consisting of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series. As at March 8, 2002, there were 98,200,275 Common Shares issued and outstanding as fully paid and non-assessable shares and there were no issued and outstanding preference shares.

Holders of Common Shares are entitled to one vote for each Common Share held at any meeting of shareholders of Mosaic. Holders of Common Shares are entitled to receive dividends when declared by the board of directors of Mosaic. Holders of Common Shares are also entitled to receive the remaining property of the Company upon dissolution or winding up.

CONSOLIDATED CAPITALIZATION

Since December 31, 2001, we issued the following Common Shares:

(i) 27,000 Common Shares upon the exercise of previously issued options.

(ii) On January 15, 2002, 20,540,000 Common Shares were issued, in the aggregate, to the Paradigm Vendors in connection with the amendments to the earn-out consideration payable under the Merger Agreement.

(iii) On January 25, 2002, 2,293,067 Common Shares were issued, in the aggregate, to the equity holders in Custom Offers LLC pursuant to a merger agreement dated as of January 21, 2002 among Mosaic Group Inc., Custom Offers Holding Company, Custom Offers Acquisition Corp., Custom Offers LLC, Lawrence P. Organ, Michael A. Organ and the other equity holders of Custom Offers LLC named therein. See paragraph 12 of "Recent Developments" with respect to additional shares that may be issued in respect of this merger.

As described above, Mosaic is obligated to satisfy on or prior to April 2002 a payment obligation to the Paradigm Vendors in the amount of US$26,000,000, payable at the discretion of Mosaic in either cash or Common Shares. Such consideration may be satisfied through the issuance of 0.48 Common Shares for each US dollar of consideration payable to a maximum of 12,480,000 Common Shares. The Company has also agreed with the Underwriters that no more than 50% of such consideration shall be paid in cash. It is the Company's current intention to make this payment in Common Shares.

The following table sets out the capitalization of the Company as at December 31, 2001: (i) on an actual basis, as reflected in the Company's Consolidated Financial Statements as at December 31, 2001; and (ii) on a *pro forma* basis to reflect the issue of the Company's 12,000,000 Offered Shares for gross proceeds of $45,600,000 after estimated issue costs of $2,534,400 and the application of the net proceeds as described under "Use of Proceeds". This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this short form prospectus.

	December 31, 2001	
	Actual (audited)	*Pro Forma*[(1)] (unaudited)
Debt		
Bank indebtedness[(2)]	$ 5,943,000	$ 5,943,000
Senior Credit Facility [(3)]	162,710,000	161,779,400
Accrued acquisition liabilities [(4)]	72,845,000	30,710,000
Obligations under capital leases (including current portion)	10,465,000	10,465,000
Total Debt	251,963,000	208,897,400
Minority Interest	2,685,000	2,685,000
Shareholders' Equity		
Common Shares, without par value, unlimited authorization; issued 75,194,371 as at December 31, 2001; *Pro forma* 95,734,371	191,578,000	249,090,000
12,000,000 Common Share Offering [(5)]	–	44,043,900
Other equity instruments		
COPrS [(6)]	85,350,000	85,350,000
Paradigm earn-out obligation –January 15, 2002 [(7)]	57,512,000	–
Paradigm earn-out obligation – April 1, 2002 [(8)]	41,340,000	41,340,000
Total Share Capital	375,780,000	419,823,900
Cumulative foreign exchange translation adjustment	(3,849,000)	(3,849,000)
Retained earnings	47,057,000	47,057,000
Total Shareholders' Equity	418,988,000	463,031,900
Total Capitalization	$ 673,636,000	$ 674,614,300

(1) The above table assumes the Over-Allotment Option is not exercised and reflects on a pro forma basis the results of the issuance of the Offered Shares and the payment of the obligated US$26,500,000 cash and share portion of the Paradigm earn-out payment and share issue subsequent to December 31, 2001.

(2) See Note 5(a) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning bank indebtedness.

(3) The net proceeds of $43,065,600 from the Offering will be used to reduce the balance owing under the Senior Credit Facility. See Note 5(b) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the Senior Credit Facility.

(4) On January 15, 2002, the cash portion of the Paradigm earn-out payment of US$26,500,000 (C$42,135,000) was settled increasing the balance owing under the Senior Credit Facility.

(5) After deduction of the Underwriters' fee of $2,234,400 and estimated expenses of the Offering of $300,000, net of applicable income tax benefits of $978,300 in the aggregate.

(6) See Note 6(c) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the COPrS.

(7) Share capital at December 31, 2001 includes the Paradigm earn-out obligation which was settled in part on January 15, 2002 by the issuance of 20,540,000 Common Shares of the Company. See Notes 2(a) and 6(d) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the payment of the January 2002 Paradigm earn-out obligation.

(8) Share capital at December 31, 2001 includes the balance of the Paradigm earn-out obligation which is to be settled on April 1, 2002. It is the Company's current intention to satisfy this obligation by the issuance of 12,480,000 Common Shares of the Company. See Notes 2(a) and 6(d) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the payment of the April 2002 Paradigm earn-out obligation.

DIVIDEND POLICY

Except for distributions on other equity instruments, neither the Company nor its predecessors has declared any dividends on its Common Shares since their respective dates of amalgamation and incorporation and the Company has no plans to declare any dividends for the foreseeable future. The Company intends to retain future earnings to finance the development of its business and has no current plans to pay any dividends on the Common Shares.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

Our Common Shares are quoted for trading on the TSE and began trading there in October of 1995 under the trading symbol "MGX". The following table sets forth the price quotations and the trading volume for the Common Shares for the periods indicated:

Calendar Period		Price Per Share High	Price Per Share Low	Share Trading Volume
1999	1st quarter 1999	$4.20	$2.75	5,658,004
	2nd quarter 1999	6.90	3.90	6,189,944
	3rd quarter 1999	7.80	6.50	8,551,708
	4th quarter 1999	11.80	7.20	6,926,034
2000	1st quarter 2000	22.05	11.05	12,686,954
	2nd quarter 2000	19.75	14.50	12,162,677
	3rd quarter 2000	18.20	13.00	9,722,398
	4th quarter 2000	16.65	9.50	15,324,781
2001	1st quarter 2001	10.50	3.60	18,773,947
	2nd quarter 2001	8.00	3.75	15,578,011
	3rd quarter 2001	8.00	3.40	12,714,264
	October 2001	4.50	3.00	3,148,225
	November 2001	3.90	2.50	9,239,136
	December 2001	4.40	3.40	5,254,186
2002	January 2002	4.42	3.30	4,452,123
	February 2002	4.25	2.66	13,336,839
	March 1 to March 8, 2002	4.15	3.80	4,949,310

RISK FACTORS

The following risk factors, as well as the other information contained in this short form prospectus, should be considered carefully:

Implementation of "Go Forward Plan":

We have recently announced the details of our "Go Forward Plan" which addresses and describes our strategic, financial, operational and cultural priorities and plans as an organization. In addition, we have announced that we will undergo a review of our operating capacity which will likely result in headcount reductions in selected divisions. The Company expects to eliminate approximately 10% of its workforce and consolidate a number of its locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10,000,000 to $14,000,000, In connection with this reduction in workforce, we may face labour law issues in various jurisdictions in which we operate. We intend to update our specific restructuring plans, related costs and anticipated savings as the "Go Forward Plan" unfolds and is implemented in the first half of 2002. We cannot be certain either that we will be able to successfully implement our "Go Forward Plan" or that it will successfully address our needs. If the "Go Forward Plan" fails to successfully achieve its goals, our operating results could suffer and the resulting economic shortfall could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Personnel:

As in any service business, our success has been in the past and is expected to continue to be dependent upon the leadership shown by a number of key executive and management personnel. The successful implementation of our "Go Forward Plan", for example, will rely heavily on the leadership of our CEO and our other key executive and management personnel. Relationships we have with our clients could be lost if key personnel leave, and our ability to generate revenue may be harmed by the departure of individuals who work on our projects as we are dependent on their expertise. Competition for such personnel may be intense and there can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we are unable to identify, attract, hire, train and retain qualified personnel in the future, such inability could have a material adverse effect on our business, operating results and financial condition.

Leverage and Debt Service:

As of December 31, 2001, our outstanding senior indebtedness aggregated approximately $164,000,000 and we had outstanding US$57,000,000 in COPrS. The net proceeds from this Offering will be used to reduce the amount of indebtedness outstanding pursuant to the Senior Credit Facility.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. While we are currently in compliance with all of our financial and operating covenants contained in the Senior Credit Facility and the COPrS agreement, there can be no assurance that we will be in compliance in the future with such covenants, including subsequent to implementation of the Company's proposed restructuring as detailed in its "Go Forward Plan." The existence of our financial leverage could have important consequences to holders of Common Shares, including (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; and (ii) a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on our outstanding indebtedness, thereby reducing the funds available to us for our existing operations and any future acquisitions or other business opportunities. The Company's debt facilities are subject to renewal from time to time. There can be no assurance that such facilities will be renewed, or if renewed, that the renewal will occur on same or similar terms.

Uncertainty in Customer Revenue:

We are subject to revenue uncertainties resulting from factors such as loss of clients, cancellation or delay of committed client projects, the undertaking of unprofitable client work and the failure of clients to pay. We attempt to mitigate these risks by dealing primarily with large credit-worthy customers, by collecting, whenever possible, in advance of rendering services, by entering into written agreements with our clients and by using project budgeting systems. We believe that we do not face significant concentration of credit risk issues resulting from a dependence on a limited member of significant customers. While multiple service contracts with AT&T Wireless represented over 27% of our revenues in fiscal 2001, each of our other clients accounted individually for less than 7% of our total revenues.

Acquisitions:

Acquisitions could create risks for us, including difficulties in assimilation of acquired personnel, operations and technology. In addition, if we consummate acquisitions through an exchange of our securities, our existing shareholders could suffer significant dilution. Any future acquisitions, even if successfully completed, may not generate any additional revenue or provide any benefit to our business.

New Accounting Standards Relating to the Treatment of Goodwill:

We have adopted in fiscal 2002 the accounting standards of The Canadian Institute of Chartered Accountants Handbook Sections 1581 – Business Combinations and 3062 – Goodwill and Other Intangible Assets. Effective January 1, 2002, we are no longer required to amortize goodwill. In accordance with these new standards, we are required to perform transitional impairment tests on goodwill that existed as at January 1, 2002. Impairment of goodwill is tested by a two-step approach at a level of reporting referred to as a reporting unit. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill, to identify potential impairment. If the carrying amount of a reporting unit exceeds its fair value, there is a second step that requires the fair value of the reporting unit's goodwill be compared with its carrying amount to measure impairment loss, if any. We have until the end of the second quarter of fiscal 2002 to complete the first step of the transitional goodwill impairment test and until the end of fiscal 2002 to calculate the magnitude of any resulting impairment loss as at January 1, 2002. Any such transitional impairment loss will be recorded under GAAP as an adjustment to January 1, 2002, or opening fiscal 2002, retained earnings. Under the new standards, we will also be required to perform additional impairment tests of goodwill at least annually, but more frequently if indications of impairment exist. Any impairment losses occurring in fiscal 2002 or later will be recorded in operating income for that period under GAAP. We had $589,700,000 of goodwill recorded on our balance sheet as of December 31, 2001. Accordingly, the adoption of the new standards could result in a significant charge to our reported earnings in the future. Such non-cash charge could have an impact on our financial statements and our share price.

AT&T Relationship:

Effective January 2002, we discontinued our direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90,600,000 or 18% of our revenue during 2001. We are currently negotiating the financial arrangements and other terms of the discontinuance of this work. In the event that a satisfactory resolution is not achieved, either we or AT&T Wireless may elect to settle this matter through binding arbitration. In February 2002, we notified AT&T Wireless of our intention to arbitrate should a mutually agreeable resolution not be reached. We do not anticipate any material negative impact on our financial position resulting from such negotiation or arbitration.

Competition:

We currently compete against a wide range of companies, as the services we provide can be categorized in three functional solutions: direct marketing customer acquisition and retention solutions, marketing and infrastructure solutions, and sales solutions and research. We have competition in all major markets in which we do business from competitors that range from large multinationals to small and mid-size agencies. We must compete with these companies, firms and agencies in order to maintain existing client relationships and to obtain new clients and assignments. Competitive factors include creative capabilities and reputation, management, personal relationships, quality and reliability of service and expertise in particular niche areas of the marketplace. Although the price of services may be a competitive factor in obtaining new clients, it is the results that are generated by marketing campaigns that we believe are most relevant to a client.

Information Technology:

We are dependent on the use of a number of Information Technology ("IT") tools in the course of delivering our services and on direct access to IT systems of certain of our clients in order to activate customers, thus exposing us to risks related to unauthorized access to our computer systems, mishandling or destruction of data, data privacy issues and systems failure. We manage these risks through the use of appropriate electronic privacy and security tools. We also carry out regular testing of our security systems and proprietary applications to ensure their functionality.

Currency Exchange Rate Risk:

Changes in the relative values of foreign currencies to the Canadian dollar affect our financial position as we incur either gains or losses in the translation of foreign currency to Canadian dollars. To manage this risk, we have attempted to hedge against movements in the US dollar and UK pound, the foreign currencies material to our operations, in a manner that relates to our long-term client contracts, by entering into a series of short-term foreign currency forward contracts. In addition, we have hedged against fluctuations in the value of the US dollar by financing a portion of our US operations with US dollar-denominated commitments, including US$69,000,000 in debt at December 31, 2001, pursuant to our Senior Credit Facility and US$57,000,000 through the issuance of COPrS. If we are unable to hedge effectively against adverse movements in foreign currency exchange rates, our operating results may suffer.

Taxation :

We are subject to the income tax laws of various jurisdictions. We use a number of tax planning strategies to reduce our overall income tax rate. There can be no assurance that income tax laws or tax treaties will not be changed in a way which adversely affects the Company's effective tax rate in the future or with respect to the continuing effectiveness of our tax planning strategies.

Interest Rate Risk:

We attempt to manage the risks inherent in the variable interest rates under our Senior Credit Facility in part by using floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2001 was to fix the rate on US$25,000,000 of debt at 8.0% and on $50,000,000 of debt at approximately 7.34% based on the credit spread charged on the Senior Credit Facility at December 31, 2001. If we are unable to hedge successfully against interest rate movements, there could be a material adverse effect on our business, financial condition and results of operations.

Intellectual Property Rights:

Our success and ability to compete depends upon our intellectual property, including our trade secrets and other confidential information, as the markets in which we operate are dependent on this information and know-how. We rely on trademark, trade secret and copyright laws to protect our intellectual property. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

Economic Uncertainty:

The markets in which we operate are cyclical and subject to the effects of economic downturns. The current political, social and economic conditions, including the impact of terrorism on consumer and business behaviour, make it difficult for us, our vendors and our customers to accurately forecast and plan future business activities. We face risks associated with our clients changing their business plans and/or reducing their marketing budgets.

Fluctuation in Stock Price:

The market price of our Common Shares has been and is likely to continue to be highly volatile and may fluctuate substantially. The price of the Common Shares that will prevail in the market after this Offering may be higher or lower that the price you pay, depending on many factors, some of which are beyond our control. In particular, the announcement of any significant customer developments, or our failure to achieve expected financial results could have a material adverse effect on our stock price.

Commercial Risks:

Business operations are subject to normal commercial risks. We have a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Offered Shares will be passed upon on behalf of the Company by Fraser Milner Casgrain LLP, Toronto, and on behalf of the Underwriters by Goodmans LLP. As of the date of this short form prospectus, the partners and associates of Fraser Milner Casgrain LLP and Goodmans LLP, respectively, as a group own beneficially, directly or indirectly, less than 1%, respectively, of the Common Shares.

The Company is not currently a party to any material litigation proceedings involving the Company, its business or its operations. To the best of the knowledge of management of the Company, no such material proceedings are pending or threatened.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The auditors of Mosaic are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, Toronto, Ontario M5K 1J7, Canada. The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of his or her province. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated March 11, 2002

This short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this short form prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MARC BYRON
Vice-Chairman and Chief Executive Officer

(Signed) BEN W. KAAK
Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) WILLIAM BIGGAR
Director

(Signed) THEODORE SANDS
Director

CERTIFICATE OF THE UNDERWRITERS

Dated March 11, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this short form prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

YORKTON SECURITIES INC.

By: *(Signed)* MARK R. MCQUEEN

SCOTIA CAPITAL INC.

BY: *(Signed)* MELANIE E. RUBY

BMO NESBITT BURNS INC.

BY: *(Signed)* A.G. RHIND

CIBC WORLD MARKETS INC.

BY: *(Signed)* DANIEL J. MCCARTHY

HSBC SECURITIES (CANADA) INC.

BY: *(Signed)* BRADLEY J. GOLDHAR

TD SECURITIES INC.

By: *(Signed)* G. STEPHEN DEMBROSKI

MOSAIC
MOSAIC GROUP INC

www.mosaicgroupinc.com

416-588-7788

02 AUG 15 AM 10: 07

MOSAIC GROUP INC.

PROXY

Solicited by Management for use at the Annual and Special Meeting of Shareholders to be held on Tuesday, May 14, 2002

The undersigned shareholder of Mosaic Group Inc. (the ''Corporation'') hereby appoints Marc Byron, Vice-Chairman and Chief Executive Officer of the Corporation or, failing him, Ben Kaak, Executive Vice-President and Chief Financial Officer of the Corporation or, failing him, Catherine Barbaro, Corporate Secretary of the Corporation or, instead of any of the foregoing, ___________________________ as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the ''Meeting'') to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 11:00 a.m. (Toronto time) on Tuesday, May 14, 2002 and at any adjournment thereof, in the following manner:

1. In respect of the election as directors of the nominees specified in the management proxy circular of the Corporation dated as of April 4, 2002 (the "Circular"):

   VOTE FOR ☐ WITHHOLD FROM VOTING ☐

2. In respect of the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration:

   VOTE FOR ☐ WITHHOLD FROM VOTING ☐

3. In respect of the proposed resolution set out in Schedule A to the Circular authorizing the continuance of the Corporation under the *Canada Business Corporations Act*:

   VOTE FOR ☐ VOTE AGAINST ☐

4. To vote in the discretion of the proxyholder indicated above on any amendment or variation which may properly come before the Meeting or any adjournment thereof with respect to any matter identified in the notice of the Meeting and on any other matter which may properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any proxies given by the undersigned and dated prior to the date hereof in respect of the Meeting.

Dated: ______________________, 2002.

____
Signature of Shareholder

____
Print Name

Notes:

(i) To be valid at the Meeting, this proxy must be signed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney, and must be deposited with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5K 2W9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

(ii) If this proxy is not dated in the blank space above, this proxy will be deemed to bear the date on which it was mailed by management of the Corporation.

(iii) This proxy is solicited by or on behalf of management of the Corporation. A shareholder may appoint any person who need not be a shareholder, as nominee, other than the persons specifically named above, to attend, act and vote on such shareholder's behalf at the Meeting by inserting the name of such person in the blank space provided above or by completing another appropriate form of proxy.

(iv) The common shares represented by this proxy will be voted in accordance with the shareholder's instructions indicated above. **If no instructions are given for a particular item, the common shares represented by this proxy will be voted FOR that item.**

(v) All holders of common shares should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

02 AUG 15 AM 10:07

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

MOSAIC GROUP INC.
469A King Street West
Toronto, Ontario
M5V 3M4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual and special meeting of shareholders of Mosaic Group Inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Tuesday, May 14, 2002 at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2001 together with the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the board of directors of the Corporation to fix their remuneration;

4. to consider, and if deemed advisable, pass, with or without variation, a special resolution in the form attached as Schedule A to the accompanying management proxy circular (the "Circular") authorizing the continuance of the Corporation under the *Canada Business Corporations Act* (the "Continuance"), as summarized in the Circular; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

Pursuant to the *Business Corporations Act* (Ontario), shareholders of the Corporation have a right to dissent in respect of the Continuance and to be paid the fair value of their shares, subject to certain conditions. These rights are described in the Circular.

Accompanying this notice are the Corporation's 2001 annual report containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2001, the Circular containing details of the matters to be dealt with at the meeting, and a form of proxy.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and to return it in the envelope provided. Proxies to be used at the meeting must be received by the Corporation's transfer agent, CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5K 2W9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day prior to the date on which the meeting or any adjournment thereof is to be held, or may be deposited with the Chairman of the meeting at any time prior to the commencement of the meeting or any adjournment thereof.

DATED at Toronto, Ontario, as of April 4, 2002.

By Order of the Board of Directors

Marc Byron
Vice-Chairman and Chief Executive Officer

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Mosaic Group Inc. (the "Corporation" or "Mosaic") for use at the annual and special meeting (the "Meeting") of the common shareholders of the Corporation to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 11:00 a.m. on Tuesday, May 14, 2002 for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") or any adjournment thereof.

It is expected that the solicitation will be primarily by mail. Proxies also may be solicited personally, by telephone or otherwise, by directors, officers, employees or agents of the Corporation. The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or officers of the Corporation and will represent management at the Meeting. **A registered holder of common shares has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy to represent the shareholder at the Meeting or any adjournment thereof. To exercise this right, a shareholder may either insert the name of such other person in the blank space provided for that purpose in the enclosed form of proxy or complete another proper form of proxy.**

To be valid at the Meeting, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney, and must be deposited with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5K 2W9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

Only registered holders of common shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "Meeting Materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders of common shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the applicable form of proxy and submit it to the Corporation's transfer agent, CIBC Mellon Trust Company, at the address set out above, with respect to the shares beneficially owned by such Non-Registered Holder; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES AND DISCRETION

The common shares represented by any proxy submitted for the Meeting will be voted or withheld from voting on any ballot which may be called for in accordance with the instructions of the shareholder indicated thereon. **In the absence of such instructions, it is the intention of the representatives of management of the Corporation named in the enclosed form of proxy to vote such common shares (i) FOR the election of the nominees hereinafter set forth as directors of the Corporation, (ii) FOR the appointment of Ernst & Young LLP, Chartered Accountants as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, and (iii) FOR the special resolution in the form attached as Schedule A hereto authorizing the continuance of the Corporation under the *Canada Business Corporations Act.***

The enclosed form of proxy confers discretionary authority upon the representatives of management of the Corporation named therein with respect to amendments of or variations to matters identified in the Notice of Meeting or any other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

REVOCATION OF PROXIES

Proxies given by registered shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing (including another form of proxy) executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized), or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, which in either case is received (i) at the registered office of the Corporation, 469A King Street West, Toronto, Ontario, M5V 3M4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES

On April 4, 2002, the record date established for notice of the Meeting, the Corporation had outstanding 123,766,633 common shares. Each common share carries one vote. Each holder of common shares of record at the close of business on April 4, 2002 will be entitled to vote on each matter arising at the Meeting except to the extent that such holder has transferred any common shares after the record date and the transferee of such common shares establishes ownership thereof and demands, no later than May 4, 2002 (10 days before the date of the Meeting), to be included in the list of shareholders entitled to vote at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to the outstanding common shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The board of directors of the Corporation currently consists of nine (9) directors. The present term of office of each director of the Corporation who is a director on the date of the Meeting will expire at the close of the Meeting. At the Meeting, it is proposed that seven (7) directors be elected. Each of William Biggar, R. B. Matthews and Raymond Verdon has advised the Corporation that he does not intend to stand for re-election. G. Michael Preston has advised the Corporation that he intends to resign as a director following the effective date of the Continuance (as defined below) if the Continuance is approved by shareholders at the Meeting. See "— Continuance Under the *Canada Business Corporations Act*".

The following table sets out for each proposed nominee for election as a director all major positions and offices with the Corporation or its affiliates now held by the nominee, if any, his or her principal occupation within the past five years, the year in which he or she was first elected or appointed as a director and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee as at April 4, 2002. Certain of the information set out below, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Name and Municipality of Residence	Current Position with the Corporation	Principal Occupation within the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or over which Control or Direction is Exercised
John R. Barnett Toronto, Ontario	Director	President and Chief Executive Officer, Rothmans Inc. (tobacco company); from 1995-1998, was President and Chief Executive Officer of Molson Breweries (beer company)	2002	25,000
Marc Byron Englewood Cliffs, New Jersey	Vice-Chairman, Chief Executive Officer and Director	Officer of the Corporation or its subsidiaries; prior to its acquisition by the Corporation in December 2000, was Chief Executive Officer of Paradigm Direct LLC (marketing company)	2001	8,715,026
John E. Caldwell Toronto, Ontario	Director	Corporate director and Consultant; from 2000-2001, was President and Chief Executive Officer of Geac Computer Corporation Limited (software company); from 1993-1999, was President and Chief Executive Officer of CAE Inc. (simulator and control technology company)	2002	8,000
Gregory F. Kiernan(2)(3) Chappaqua, New York	Director	President and Chief Executive Officer, Sonostar Ventures LLC (venture capital and public investment firm)	2002	3,939,402
Catherine McQueen Toronto, Ontario	-	Deputy Chair, CTV Inc. (broadcast communications company); from 2001 to February, 2002, was President and Chief Operating Officer of CTV Inc.; from 1999-2001, was Executive Vice-President of CTV Inc.; from 1995-1999, was President of Discovery Channel (media company)	-	Nil
G. Michael Preston(2) Toronto, Ontario	Chairman and Director	Consultant; prior to 2002, was Chairman and Chief Executive Officer of the Corporation	1995	3,767,223
Theodore D. Sands(1)(2)(3) New York, New York	Director	President, HAAS Capital, LLC (investment management firm); from 1991-1999, was Managing Director of Investment Banking at Merrill Lynch (investment banking firm)	1999	25,000

Notes:
(1) Member of Audit Committee.
(2) Member of Corporate Governance Committee.
(3) Member of Human Resources and Compensation Committee.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth above. Management does not anticipate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. With the exception of G. Michael Preston who intends to resign as a director following the Continuance (as defined below), each director elected will hold office until the

close of the next annual meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation. See "— Continuance Under the *Canada Business Corporations Act*".

Appointment of Auditors

At the Meeting, management proposes to nominate Ernst & Young LLP, Chartered Accountants for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Ernst & Young LLP have been the Corporation's auditors since December 7, 1999.

The aggregate fees billed by Ernst & Young LLP to the Corporation for audit and audit-related services during the financial year ended December 31, 2001 were $525,000. The aggregate fees billed by Ernst & Young LLP to the Corporation for non-audit services (including tax, securities, acquisition due diligence and other services) during the year were $184,000. The Audit Committee has determined that the nature of the non-audit services rendered during 2001, and the aggregate fees paid in respect of such services, were compatible with Ernst & Young LLP maintaining its independence.

Continuance Under the *Canada Business Corporations Act*

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to pass a special resolution (the "Continuance Special Resolution"), the text of which is set out in Schedule A to this Circular, authorizing the continuance of the Corporation (the "Continuance") from the *Business Corporations Act* (Ontario) (the "OBCA") to the *Canada Business Corporations Act* (the "CBCA"), subject to regulatory approval.

Reasons for the Continuance

The principal reason for continuing the Corporation under the CBCA is to enable the Corporation to benefit from recent amendments to the CBCA which, among other things, reduce the number of directors of a corporation organized under that statute who must be resident Canadians to at least 25%. Currently, as a corporation organized under the OBCA, a majority of the Corporation's directors are required to be resident Canadians.

The Corporation operates primarily in three regions: Canada, the United States and the United Kingdom. During its financial year ended December 31, 2001, the Corporation's consolidated revenues attributed to services provided in Canada represented 16% of the Corporation's consolidated revenues, with 61% being attributable to services provided in the United States and 23% in the United Kingdom. Management of the Corporation believes that the international nature of the Corporation's business requires that the Corporation have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians.

If the Continuance Special Resolution is approved and the Corporation is continued under the CBCA, in addition to the residency requirements of that statute, as a TSE-listed company the Corporation will continue to be required to have at least two Canadian directors.

An additional benefit to the Corporation arising from the Continuance is that under the CBCA, unlike under the OBCA, the board of directors may hold any number of meetings at any place in or outside of Canada. The board of directors believes that the greater flexibility afforded the Corporation under the CBCA will enable it to schedule meetings in the United States and the United Kingdom where the Corporation's operating units are located. Further, the Continuance will not have any material business or tax consequences for the Corporation.

Summary Comparison of Shareholder Rights

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. **The following is a summary of certain differences between the OBCA and the CBCA which management of the Corporation considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of importance to them.**

(i) **Director Residency Requirements.** Under the OBCA, a majority of a company's directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Corporation, at least 25% percent of a company's directors must be resident Canadians.

(ii) **Place of Shareholders' Meetings.** Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company. Accordingly, the draft articles of continuance attached as Schedule B to this Circular provide that shareholders' meetings may be held at any place within Canada or in any of New York, New York; Fort Lee, New Jersey; Chicago, Illinois; Dallas, Texas; or London, U.K, each of which is a principal place of the Corporation's business.

(iii) **Solicitation of Proxies.** Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

(iv) **Record Date for Shareholders' Meetings.** Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no

record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

(v) **Notice of Shareholders' Meetings.** Under the OBCA, a public company must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting. Under the CBCA, such notice must be provided not less than twenty-one (21) days and not more than sixty (60) days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Policy 41 of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum twenty-one (21) day period in either statute.

(vi) **Telephonic or Electronic Meetings.** Under the OBCA, a meeting of shareholders' may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. The Corporation's current articles and by-laws are silent as to the holding of shareholders' meetings by such means. Under the CBCA, a company does not require its articles or by-laws to expressly permit the holding of meetings of shareholders by telephonic or electronic means in order to do so. If a company provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means. In addition, if the company's by-laws so provide, a meeting of shareholders may be held entirely by such means. It is proposed that the Corporation's by-laws following the Continuance will permit a meeting of shareholders to be held entirely by such means. See "— Adoption of New By-Law No. 1" below.

(vii) **Shareholder Proposals.** Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that (i) the shareholder must have owned, of record or beneficially, for at least six (6) months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, whichever is less, or (ii) the proposal must have the support of persons who in the aggregate have owned, of record or beneficially, such number of voting shares for such period.

(viii) **Registered Office.** Under the OBCA, a company's registered office must be in Ontario. Under the CBCA, a company's registered office may be at any place in Canada. The draft articles of continuance attached as Schedule B to this Circular provide that the registered office shall be in Ontario.

Articles of Continuance

If the Continuance is approved by shareholders, the Corporation intends to file with the Director under the CBCA articles of continuance in the form of the draft articles attached as Schedule B to this Circular.

Adoption of New By-Law No. 1

The board of directors has passed a resolution adopting, upon the effective date of the Continuance, By-Law No. 1 of the Corporation in the form attached as Schedule C to this Circular (the "CBCA By-Law"). The CBCA By-Law repeals and replaces the existing By-Law No. 1 of the Corporation (the "OBCA By-Law"). **The following is a summary of the significant differences between the CBCA By-Law and the OBCA By-Law. Reference should be made to the full text of the CBCA By-Law attached as Schedule C to this Circular.**

(i) **References to Statutes.** References in the OBCA By-Law to the OBCA and other Ontario statutes have been replaced in the CBCA By-Law with references to the CBCA and the corresponding federal statutes, respectively.

(ii) **Electronic Meetings and Other Matters.** The CBCA By-Law contains certain provisions not in the OBCA By-Law relating to the acceptance of proxies, the execution of instruments and the giving of notice by electronic or certain other means. These provisions are consistent with recent amendments to the CBCA which provide for certain kinds of corporate activity to be conducted electronically. The CBCA By-Law also provides that the directors who call a meeting of shareholders of the Corporation may determine that such meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

(iii) **Dividends.** The CBCA contains certain provisions not in the OBCA By-Law relating to the payment of dividends. Under the CBCA By-Law, the mailing by the Corporation of a cheque in payment of a dividend will generally satisfy and discharge the Corporation's liability for such dividend to the extent of the amount of the cheque plus the amount of any tax which the Corporation is required to and does withhold. In addition, any dividend which remains unclaimed after six (6) years from the date the dividend was declared payable will be forfeited and will revert to the Corporation.

(iv) **Actions by Certain Officers.** Certain sections of the OBCA By-Law which require certain actions to be taken by the President or, in some cases, a Vice-President of the Corporation have been amended in the CBCA By-Law to require that such actions be taken by the Chief Executive Officer of the Corporation. In light of changes to the management structure of the Corporation made in connection with the Corporation's "Go Forward Plan" announced in January 2002, including the appointment of a President in charge of each of its principal business units (Performance Solutions, North American Sales Solutions, Marketing and Technology Solutions, and Mosaic U.K.), the board of directors believes it appropriate that the Chief Executive Officer be authorized to take such actions. The CBCA By-Law also amends the list of officers of the Corporation who are entitled, by virtue of their offices, to execute documents on behalf of the Corporation.

(v) **Board Procedures.** The CBCA By-Law contains different procedures from the OBCA By-Law for determining who shall act as chairman of a board of directors meeting if the Chairman of the Corporation is not present. The CBCA By-Law also eliminates the provision of the OBCA By-Law which afforded the chairman of any board meeting a second or casting vote in the event of a tie vote.

(vi) **Board Committees.** The names of certain committees of the board of directors referred to in the OBCA By-Law have been replaced in the CBCA By-Law with the current

names of such committees: the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance Committee.

Required Approval and Recommendation of the Board of Directors

The Continuance Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting in respect of the resolution. **The board of directors has determined that the proposed Continuance is in the best interests of the Corporation and its shareholders. The board of directors unanimously recommends that shareholders vote in favour of the Continuance Special Resolution set out in Schedule A to this Circular. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote any common shares represented by such proxy FOR the Continuance Special Resolution.**

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to the Chief Executive Officer of the Corporation and to the other four most highly compensated executive officers of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") who earned more than $100,000 during the Corporation's financial year ended December 31, 2001.

Name and Principal Position in 2001[2]	Year	Annual Compensation[1]			Long-Term Compensation		
					Awards		Payouts
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts
G. Michael Preston, Chairman and Chief Executive Officer	2001	$250,000	–	$24,060[3]	46,353	–	–
	2000	$190,584	$60,000	$24,060[3]	–	–	–
	1999	$250,000	$60,000	$24,060[3]	85,000	–	–
Marc Byron, Vice-Chairman	2001	$371,607	–	–	–	–	–
	2000[4]	$27,692	–	–	–	–	–
	1999	–	–	–	–	–	–
Colin Moore, President	2001[5]	$289,773	$250,000	$7,000[6]	301,500	–	–
	2000	–	–	–	–	–	–
	1999	–	–	–	–	–	–
Brian Meagher, Chief Operating Officer, North America	2001	$298,673	–	$84,697[7]	320,000	–	–
	2000[8]	$96,729	–	$9,744[9]	150,000	–	–
	1999	–	–	–	–	–	–
Ben Kaak, Executive Vice-President and Chief Financial Officer	2001	$320,000	–	$34,629[10]	223,500	–	–
	2000	$239,717	–	$27,300[11]	–	–	–
	1999	$270,000	$50,000	$27,314[11]	165,000	–	–

Notes:

(1) All dollar amounts in this table are expressed in Canadian dollars. Certain of the amounts indicated above originated in U.S. dollars and have been converted into Canadian dollars based upon the noon spot rate of exchange quoted by the Bank of Canada on December 31 of the relevant year.

(2) The offices of the Named Executive Officers indicated in this table are their offices as at December 31, 2001. Since that date, certain of the Named Executive Officers have changed their offices within the Corporation. G. Michael Preston resigned as Chief Executive Officer as of December 31, 2001 and was succeeded by Marc Byron. Mr. Preston continues to provide consulting services to the Corporation. In addition, in connection with the implementation of the Corporation's "Go Forward Plan" announced in January 2002, Colin Moore's and Brian Meagher's titles have changed to Chief Operating Officer and President, North American Sales Solutions, respectively.

(3) Includes an RRSP contribution of $13,500 and the remainder was paid as a car allowance.

(4) Marc Byron became an officer of a subsidiary of the Corporation on December 14, 2000 upon the Corporation's acquisition of Paradigm Direct LLC, of which Mr. Byron was Chief Executive Officer. Mr. Byron was appointed Chief Operating Officer, Performance Marketing in August 2001 and Vice-Chairman and CEO Designate in November 2001.

(5) Colin Moore was appointed an officer of the Corporation in June 2001.
(6) Paid as a car allowance.
(7) Includes an RRSP contribution of $13,500, a car allowance of $14,400, forgiveness of $50,000 aggregate principal amount of an interest free loan granted by the Corporation to enable Mr. Meagher to purchase Mosaic common shares, and the remainder represents interest benefit on such loan.
(8) Brian Meagher joined the Corporation in August 2000 as President, Mosaic Group Canada.
(9) Includes $4,652 paid as a car allowance and the remainder represents interest benefit from the loan referred to in Note 7 above.
(10) Includes an RRSP contribution of $13,500, a car allowance of $10,800 and the remainder represents forgiveness of a housing loan.
(11) Includes an RRSP contribution of $13,500, a car allowance of $10,800 and the remainder represents interest benefit from a housing loan.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning the grant of options to each of the Named Executive Officers during the Corporation's financial year ended December 31, 2001.

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in 2001	Exercise or Base Price ($/Common Share)	Market Value of Common Shares Underlying Options on Date of Grant ($/Common Share)	Expiration Date
G. Michael Preston [(1)]	43,250 3,103	1.3% 0.1%	$4.71 $4.35	$4.71 $4.60	December 31, 2003 March 14, 2006
Marc Byron	–	–	–	–	–
Colin Moore [(2)]	300,000 1,500	9.2% 0.0%	$7.49 $7.37	$7.49 $7.24	June 30, 2006 July 16, 2006
Brian Meagher [(3)]	300,000 20,000	9.2% 0.6%	$4.71 $4.71	$4.71 $4.71	December 31, 2005 December 31, 2003
Ben Kaak [(4)]	200,000 20,500 3,000	6.1% 0.6% 0.1%	$4.71 $4.71 $4.35	$4.71 $4.71 $4.60	December 31, 2005 December 31, 2003 March 14, 2006

Notes:
(1) Mr. Preston's stock options became fully vested on January 1, 2002 in connection with his retirement as Chief Executive Officer. See " – Employment Contracts".
(2) 300,000 options were granted to Mr. Moore on June 8, 2001 under the Corporation's Incentive Compensation Plan (the "ICP"), of which 20% vested immediately with a further 20% vesting on each June 30 from 2002 until 2005. A further 1,500 options were granted on July 16, 2001 under the Corporation's 1998 Employee Share Purchase and Option Plan (the "ESOP"), of which 20% vested immediately with a further 20% vesting on each June 30 until 2005.
(3) 300,000 ICP options were granted to Mr. Meagher on March 26, 2001, of which 20% vested immediately with a further 20% vesting on each December 31 until 2004. A further 20,000 ICP options were granted to Mr. Meagher on March 26, 2001, all of which vested on December 31, 2001.
(4) 200,000 ICP options were granted to Mr. Kaak on March 26, 2001, of which 20% vested immediately with a further 20% vesting on each December 31 until 2004. 20,500 ICP options were granted to Mr. Kaak on March 26, 2001, all of which vested on December 31, 2001. A further 3,000 ESOP options were granted to Mr. Kaak on March 14, 2001, of which 20% vested immediately with a further 20% vesting on each June 30 from 2002 until 2005.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth, on an aggregate basis, details of each exercise of stock options during the financial year ended December 31, 2001 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2001.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in the-Money Options at Financial Year-End (Exercisable/ Unexercisable)
G. Michael Preston[1]	–	Nil	162,871/53,482	$89,000/$22,250
Marc Byron	–	Nil	Nil/Nil	Nil/Nil
Colin Moore	–	Nil	60,300/241,200	Nil/Nil
Brian Meagher	–	Nil	200,000/270,000	Nil/Nil
Ben Kaak	–	Nil	718,100/205,400	$1,056,490/$23,210

Notes:
(1) Mr. Preston's stock options became fully exercisable on January 1, 2002 in connection with his retirement as Chief Executive Officer. See "— Employment Contracts".

Employment Contracts

G. Michael Preston has entered into a retirement agreement with the Corporation in connection with his retirement as Chief Executive Officer of the Corporation on January 1, 2002. Pursuant to this agreement, Mr. Preston was paid a one-time retirement allowance of $56,000 on January 1, 2002. All stock options granted to him became immediately exercisable on January 1, 2002 and must be exercised by the earlier of their original expiry date and January 31, 2005. The Corporation will continue to contribute $13,500 annually to his RRSP through 2004. The Corporation has also entered into a consulting agreement with a company controlled by Mr. Preston pursuant to which Mr. Preston was paid a retainer fee of $766,900 to provide consulting services to the Corporation for a period of three (3) years ending December 31, 2004. Mr. Preston is prohibited from competing with the Corporation or soliciting its clients, prospective clients or employees for twelve (12) months following his resignation as a director of the Corporation.

Marc Byron has agreed with the Corporation that he is currently entitled to an annual salary of US$500,000, an annual bonus and executive benefits as Chief Executive Officer of the Corporation. The other terms and conditions of his employment will be set out in an employment agreement with the Corporation that is currently being negotiated.

Colin Moore has entered into an employment agreement with the Corporation pursuant to which he is currently entitled to an annual salary of $500,000, an annual RRSP contribution of $13,500 and a car allowance. In the event that Mr. Moore is terminated other than for cause by the Corporation (including any such termination within six (6) months following a change of control of the Corporation), he is entitled to a payment of $415,000 in lieu of notice. Mr. Moore is prohibited from competing with the Corporation or soliciting its clients, prospective clients or employees for twelve (12) months following any termination of his employment with the Corporation.

Brian Meagher has entered into an employment agreement with the Corporation pursuant to which he is currently entitled to an annual salary of $300,000, an annual RRSP contribution of $13,500 and a car allowance. If Mr. Meagher is terminated other than for cause by the Corporation, he is entitled to eighteen (18) months' salary and benefits in lieu of notice. Mr. Meagher is prohibited from competing with the Corporation or soliciting its clients, prospective clients or employees for eighteen (18) months following termination of his employment with the Corporation. Mr. Meagher's employment agreement for the 2002 financial year is currently being negotiated.

Ben Kaak has entered into an employment agreement with the Corporation pursuant to which he is currently entitled to an annual salary of $320,000, an annual RRSP contribution of $13,500 and a car allowance. If Mr. Kaak is terminated other than for cause by the Corporation, he is entitled to a payment of $300,000 in lieu of notice, or $450,000 in lieu of notice if such termination occurs within two (2) years following certain events involving a change in control or effective control of the Corporation. Mr. Kaak is prohibited from competing with the Corporation for twelve (12) months, and from soliciting its clients, prospective clients or employees for eighteen (18) months, in each case following termination of his employment with the Corporation. Mr. Kaak's employment agreement for the 2002 financial year is currently being negotiated.

Compensation of Directors

During the 2001 financial year, non-executive directors received from the Corporation $1,500 for each meeting of the board of directors and $1,000 for each meeting of a committee ($1,250 for the Chair of the committee) of the board of directors, plus reimbursement for out-of-pocket expenses. In addition, if more than four hours of air travel were required to attend such meetings, such directors received an additional $1,500.

For the 2002 financial year, in addition to the meeting fees set out in the preceding paragraph (which the Corporation estimates will be an average of $25,000 annually per director in 2002), directors will be entitled to the following annual compensation: (i) an annual fee of $20,000, with the exception of the Chairman of the Corporation who will be entitled to receive $40,000, and (ii) stock options issued under the ICP having a value of $80,000 determined in accordance with the Black-Scholes option pricing model, with such determination being made on or about the date of each annual general meeting, subject to a minimum of 25,000 options and a maximum of 50,000 options being granted.

Non-employee directors have in the past received, and may continue to receive, options granted under the ICP from time to time. During the 2001 financial year, 5,000 ICP options were granted to Raymond Verdon and 20,000 ICP options were granted to R. B. Matthews upon his becoming a director of the Corporation.

Directors' and Officers' Liability Insurance

The Corporation has purchased directors' and officers' liability insurance with a policy limit of $20,000,000 per year. The annual premium for this policy is currently approximately $51,831, which is paid by the Corporation. The Corporation is required to pay $75,000 towards the cost of a securities claim, $25,000 towards the cost of an employment practices claim and $25,000 to the cost of other claims for any successful third party claim under the policy.

Composition of the Human Resources and Compensation Committee

During the Corporation's financial year ended December 31, 2001, Paul Alofs, Anthony Moore and Raymond Verdon served as the initial members of the Human Resources and Compensation

Committee. In June 2001, Mr. Moore resigned as a director of the Corporation and R. B. Matthews and Theodore D. Sands became members of the committee. Upon the resignation of Mr. Alofs as a director of the Corporation on January 7, 2002, Mr. Matthews was appointed Chair of the Committee and Gregory F. Kiernan was appointed a member of the Committee in February 2002.

Report on Executive Compensation

The Corporation has adopted the Incentive Compensation Plan in accordance with the Corporation's current objectives, which are to encourage and reward actions, decisions and behaviour that will contribute to the generation of shareholder value.

Salaries are established annually by the Human Resources and Compensation Committee and management for each executive position based on an evaluation of competitive practices in other similar organizations for positions of similar responsibility and scope. The Human Resources and Compensation Committee also seeks guidance from the Chief Executive Officer of the Corporation regarding the performance of executive officers. The Human Resources and Compensation Committee believes that, in general, the compensation (including bonuses) of all senior managerial and professional employees, including the Chief Executive Officer, should be related to the attainment of the Corporation's financial objectives, the attainment of the objectives of the business unit for which the executive has responsibility and the employee's contribution to each of the foregoing.

Submitted by the Human Resources and Compensation Committee as at April 4, 2002:

R. B. Matthews (Chair)
Gregory F. Kiernan
Theodore D. Sands
Raymond Verdon

Shareholder Return Comparison

The following graph compares the cumulative shareholder return of $100 invested on December 31, 1996 in the Corporation's common shares and the TSE 300 Composite Index, respectively, assuming full reinvestment of dividends in each case:


Relative Performance
MGX
TSE
$550.00
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00

	Dec. 31, 1996	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
MGX	$100.00	$124.99	$136.35	$509.04	$440.87	$184.07
TSE	$100.00	$114.97	$113.15	$149.03	$160.07	$139.95

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On November 6, 2001, the Corporation announced that it had amended the Amended and Restated Merger Agreement dated December 14, 2000, as subsequently amended by Amendment No. 1 thereto dated January 25, 2001 (as so amended, the "Merger Agreement") between the Corporation, certain direct and indirect subsidiaries of the Corporation, Paradigm Direct LLC ("Paradigm") (now Mosaic Performance Solutions Inc., a part of the Mosaic Performance Solutions Division in the United States), and the equity holders of Paradigm (the "Paradigm Vendors"), pursuant to which Mosaic had originally acquired Paradigm. The amendments to the Merger Agreement (the "Amendments") fixed the amount of the earn-out consideration payable by the Corporation to the Paradigm Vendors pursuant to the Merger Agreement. The Amendments provided that the remaining earn-out payments to the Paradigm Vendors would be satisfied by the issuance by the Corporation of 20,540,000 common shares in January 2002, cash consideration of US$26,500,000 payable on April 1, 2002 (collectively, the "Initial Consideration"), and US$26,000,000 of additional consideration (collectively with the Initial Consideration, the "Amended Consideration"). The Initial Consideration was paid on or about January 7, 2002. The US$26,000,000 of additional consideration was to be satisfied either in cash or in common shares, at the Corporation's option, based upon a ratio of 0.48 common shares for each US dollar of consideration to a maximum of 12,480,000 common shares. The additional consideration was paid on or about April 1, 2002 and was satisfied through the payment of US$1,784,290 in cash and the issue of 11,768,621 common shares. At a special meeting of shareholders of the Corporations held on January 7, 2002, shareholders approved the issuance of the maximum number of common shares that could be required to be issued to the Paradigm Vendors as earn-out consideration, as well as certain related amendments to the Corporation's shareholder rights plan (the "Rights Plan") to provide that no person would be considered to be acting jointly or in concert with another person for purposes of the Rights Plan

solely by acquiring or offering to acquire common shares as a result of the Merger Agreement, as amended.

Each of Marc Byron of Englewood Cliffs, New Jersey, David Graf of New York, New York, David Byron of Tenafly, New Jersey and Paul Bogutsky of New York, New York was, at the time of the Amendments, an insider of the Corporation by virtue of being a senior officer of Paradigm, a subsidiary of the Corporation. Each of these individuals continues to be a director or senior officer of the Corporation or one of its subsidiaries. Each of these individuals, as well as the David E. Byron Irrevocable Trust I, a trust of which Marc Byron is a trustee (collectively, the "Paradigm Insiders"), was a Paradigm Vendor. Pursuant to the Merger Agreement, as amended, the Paradigm Insiders were paid the following approximate proportions of the Amended Consideration: Marc Byron – 25.5%; David Graf – 15.2%; David Byron – 5.5%; Paul Bogutsky – 1.0%; and the David E. Byron Irrevocable Trust I – 0.3%. Gregory F. Kiernan, who is currently a director of the Corporation and a proposed nominee for election as a director at the Meeting, was also a Paradigm Vendor and was paid approximately 14.1% of the Amended Consideration. As at April 4, 2002, no such individual held more than 8% of the common shares of the Corporation.

Except as otherwise disclosed in this Circular, since January 1, 2001, no director, senior officer or other insider of the Corporation, proposed nominee for election as a director, or any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation or any of its affiliates.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During 1998, Ben Kaak of Toronto, Ontario, currently Executive Vice-President and Chief Financial Officer of the Corporation, borrowed $100,000 from the Corporation, all of which was applied towards the purchase of a home. The loan was unsecured and bore no interest unless the employment of Mr. Kaak was terminated, in which case the loan was to bear interest at prime. The largest amount outstanding under that loan since January 1, 2001 was $71,429. The loan was repaid in its entirety by March 2001.

During 2000, Brian Meagher of Mississauga, Ontario, currently President, North American Sales Solutions of the Corporation, borrowed $150,000 from the Corporation, all of which was applied towards the purchase of 10,623 common shares of the Corporation. The loan is unsecured and bears no interest, and is to be forgiven in three equal annual installments on June 7, 2001, 2002 and 2003. As at April 4, 2002, $100,000 of this amount was outstanding and had not been forgiven.

Other than the foregoing, since the beginning of the Corporation's 2001 financial year no director, executive officer, senior officer, proposed nominee for election as a director, or any of their respective associates, was indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

General

The Toronto Stock Exchange requires that each listed company disclose on an annual basis its approach to corporate governance. The Corporation's approach to corporate governance is set forth below. The disclosure is cross-referenced to the guidelines of The Toronto Stock Exchange (the "TSE

Guidelines") which are set forth in Section 474 of the Company Manual published by The Toronto Stock Exchange.

Board of Directors Stewardship (TSE Guidelines 1 and 11)

The mandate of the board of directors (the "Board") is one of stewardship and oversight of the Corporation and its business. The Board relies on the Corporation's officers to manage the Corporation through a delegation of general management responsibilities to the Corporation's officers. The Board then monitors management's achievement of the Corporation's goals and objectives as part of its responsibility to supervise the business and affairs of the Corporation. In fulfilling its mandate, the Board is responsible, among other things, for:

(i) overseeing a management-driven strategic planning process within the Corporation based on business plan and strategic review presented to the Board by management, generally on an annual basis;

(i) monitoring the effectiveness of the Corporation's internal control and management information systems;

(ii) assessing the principal risks of the Corporation's business and ensuring appropriate systems are in place to manage such risks (including review and approval of acquisitions);

(iii) succession planning for the Corporation including appointing, monitoring, evaluating, and selecting senior management; and

(iv) overseeing a communications policy and program for the Corporation, which includes oversight of the Corporation's policies and practices with respect to disclosure.

The role and responsibilities of management include day-to-day operation of the Corporation's businesses as well as developing individual business units and overall corporate strategies, with the Board reviewing these strategies annually. Management also updates the Board on a regular basis at Board meetings on strategic issues. Committees such as the Audit Committee have been designated to monitor risks and evaluate corporate control systems and disclosure policies in key areas such as accounting, finance and information systems, all of which are of significance to the business of the Corporation.

The Board is involved in monitoring and assessing senior management both through its Human Resources and Compensation Committee and direct regular contact as a result of senior management presentations to the Board on a variety of matters including strategic direction and the setting of corporate goals and objectives.

The Board has generally delegated the Corporation's communications policy to senior management. Management's responsibilities therefore include speaking on behalf of the Corporation in communications with its shareholders and other stakeholders. These responsibilities are generally handled by the Chief Executive Officer and the Chief Financial Officer. Generally, the Board, directly or through its Committees, reviews and, where appropriate, approves public disclosure documents required to be filed with securities regulators and other similar bodies.

The Board retains plenary power for functions not delegated to management. The Board has not specifically defined the limits of management's responsibilities in the sense of having a position description for the Chief Executive Officer and the board of directors. The Board does, however, through its Corporate Governance and Human Resources and Compensation Committees, annually review those

matters which are considered to require Board approval. In addition to exercising the powers which it must exercise as a matter of law, the Board specifically approves significant matters such as material acquisitions, divestitures, and capital expenditures as well as the Corporation's short-term and long-term business plan.

There were eleven (11) meetings of the Board during the year ended December 31, 2001.

Composition of the Board of Directors (TSE Guidelines 2, 3, 7 and 12)

A majority of the current directors qualify as "unrelated directors". An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. For the 2001 financial year, each of G. Michael Preston and Marc Byron were related directors by virtue of being members of management of the Corporation. None of the unrelated directors have been employed by the Corporation or its subsidiaries or have material contracts with the Corporation or its subsidiaries except as otherwise disclosed in this Circular.

The Corporation, under its current Articles, is permitted to have a board of between one (1) and fifteen (15) directors. The Board is of the view that a board of at least five (5) directors and not more than twelve (12) directors is appropriate for the Corporation in its current circumstances. The Board currently has nine (9) members. Seven (7) nominees are proposed for election at the Meeting, although it is expected that one of the nominees, G. Michael Preston, will resign following the effective date of the Continuance. The Board, through its Corporate Governance Committee, evaluates the size and composition of the Board on an ongoing basis.

Committees of the Board and Related Matters (TSE Guidelines 9 and 12)

The Board relies on its Committees to assist it in discharging its responsibilities. The Board has appointed three Committees, which are: an Audit Committee, a Corporate Governance Committee and a Human Resources and Compensation Committee. Each Committee currently consists entirely of unrelated directors. The Board does not have an executive committee.

Corporate Governance Committee (TSE Guidelines 4, 5, 6, 7, 8 and 10)

The Corporate Governance Committee is responsible for advising the Board on corporate governance matters and for monitoring the corporate governance systems of the Corporation, the effectiveness of the Board (including its size, composition, and its committees), and the performance of the directors. The Committee discharges its responsibilities in a variety of ways including through holding meetings of the unrelated directors. The Committee is also responsible for identifying and recommending potential appointees to the Board and for the orientation and education of new directors. The Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors.

Periodically, the Chair of the Corporate Governance Committee requires the Board to meet, without management present, to address certain issues. Such meetings permit the board of directors to independently review issues related to the effectiveness of the Board as a whole as well as Committees of the Board.

The Committee reports to the Board at each meeting of the Board following Committee meetings. The Committee met five (5) times during the year ended December 31, 2001. The members of the Committee are Theodore D. Sands (Chair), William Biggar, Gregory F. Kiernan, R. B. Matthews, G.

Michael Preston and Raymond Verdon. All are unrelated directors with the exception of G. Michael Preston who provides consulting services to the Corporation.

Audit Committee (TSE Guideline 13)

The Audit Committee plays an important role in monitoring the control environment and the integrity of the management information systems, including management reporting on internal controls, with the objective of ensuring that those systems are producing accurate information. The Committee reviews the annual and interim financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. The Committee also directly supervises and reviews the report of the internal auditor, makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Corporation's business and risk management programs relating thereto.

The Committee reports to the Board at each meeting of the Board following Committee meetings. The Committee met seven (7) times during the year ended December 31, 2001. Pursuant to Board policy, the Committee is composed entirely of unrelated Directors. The members of the Committee are William Biggar (Chair), R. B. Matthews and Theodore D. Sands.

Human Resources and Compensation Committee (TSE Guideline 11)

The Human Resources and Compensation Committee is responsible for reviewing the levels and form of total compensation paid to the Corporation's senior employees and for overseeing the Corporation's Employee Share Purchase and Option Plan and the Incentive Compensation Plan. The Committee annually assesses the performance of the Chief Executive Officer and senior officers of the Corporation and determines each of such person's compensation and benefits. It reviews succession planning for the Corporation's senior management as part of its general mandate to review the Corporation's organizational structure to determine if such structure is appropriate to carry out the business of the Corporation.

The Committee reports to the Board at each meeting of the Board following meetings of the Committee. The Committee met five (5) times during the year ended December 31, 2001. Pursuant to Board policy, the Committee is composed entirely of unrelated directors. The members of the Committee are R. B. Matthews (Chair), Gregory F. Kiernan, Theodore D. Sands and Raymond Verdon.

Other Matters (TSE Guideline 14)

In certain circumstances, it could become appropriate for an individual director to engage an outside advisor or advisors at the expense of the Corporation. The engagement of outside advisors is subject to the approval of the Corporate Governance Committee.

Communications and Related Matters

The Corporation receives and responds to shareholder enquiries through management. Important management communications with shareholders include a review of material matters in each quarterly financial report prepared by the Corporation and a report to shareholders in each year's Annual Report. Generally, the Board is not directly involved in communications, but does oversee the Corporation's communication policy and program.

RIGHTS OF DISSENTING SHAREHOLDERS

The Continuance Special Resolution entitles a holder of common shares to be paid the fair value of all, but not less than all, of such common shares in accordance with section 185 of the OBCA if the shareholder dissents to the resolution under the OBCA and if the Continuance becomes effective. Holders of common shares are not entitled to dissent with respect to their common shares if they vote any of such shares in favour of the Continuance Special Resolution or if the directors do not act to implement the special resolution. A brief summary of the provisions of section 185 of the OBCA is set out below. The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks to exercise dissent rights. Section 185 of the OBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions in section 185 of the OBCA, the full text of which is set out in Schedule D to this Circular.

Each dissenting shareholder of the Corporation who wishes to exercise dissent rights is required to send a written objection to the Continuance Special Resolution to the Corporation at or prior to the Meeting. The address of the Corporation for such purpose is: 469A King Street West, Toronto, Ontario, M5V 3M4. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the OBCA. Within ten (10) days after the Continuance Special Resolution is adopted by shareholders, the Corporation must so notify each of the dissenting shareholders who is then required, within twenty (20) days after receipt of such notice (or, if such person does not receive such notice, within twenty (20) days after learning of the adoption of the special resolution), to send to the Corporation a written notice containing that person's name and address, the number of common shares in respect of which that person dissents and a demand for payment of the fair value of such shares. Within thirty (30) days after sending such written notice, the dissenting shareholder must also send to the Corporation the share certificate or certificates representing all of that person's common shares. If the Continuance contemplated in the Continuance Special Resolution becomes effective, the Corporation is required to determine the fair value of the common shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made or not accepted within thirty (30) days, any dissenting shareholder may apply to the court to fix the fair value of the shares. There is no obligation on the Corporation to apply to the court. If any application is made, the dissenting shareholder will be entitled to be paid the amount fixed by the court.

ADDITIONAL INFORMATION

Upon request made to the Corporate Secretary of the Corporation at 469A King Street West, Toronto, Ontario, M5V 3M4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(i) the Corporation's most recent annual information form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

(ii) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

(iii) the Corporation's management proxy circular for its most recent annual meeting of shareholders at which directors were elected.

The foregoing information is also available on the Corporation's web site at *www.mosaicgroupinc.com.*

EFFECTIVE DATE OF INFORMATION AND APPROVAL OF MANAGEMENT PROXY CIRCULAR

The information herein is given as at April 4, 2002 unless otherwise stated. All amounts set forth herein are expressed in Canadian dollars unless otherwise stated. The contents of this Circular and the mailing thereof to the shareholders have been approved and authorized by the board of directors of the Corporation.

DATED at Toronto, Ontario as of April 4, 2002.

Marc Byron

Marc Byron
Vice-Chairman and Chief Executive Officer

Schedule A

CONTINUANCE SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Mosaic Group Inc. (the "Corporation") is authorized to apply to the Director appointed under the *Canada Business Corporations Act* (the "CBCA") pursuant to section 187 of the CBCA for a certificate of continuance continuing the Corporation as if it has been incorporated thereunder (the "Continuance").

1. The Corporation is authorized to apply to the Director appointed under the *Business Corporations Act* (Ontario) (the "OBCA") for authorization to permit the Continuance.

2. Subject to the issuance of a certificate of continuance under the CBCA, and without affecting the validity or existence of the Corporation under its current articles or by-laws or of any act done thereunder:

   (a) the articles of the Corporation are amended by deleting all of the provisions thereof and substituting therefor articles of continuance in the form set out as Schedule B to the management proxy circular of the Corporation dated as of April 4, 2002 (the "Circular"); and

   (b) By-Law No. 1 of the Corporation, as amended by deleting all of the provisions thereof and substituting therefor By-Law No. 1 in the form set out as Schedule C to the Circular, is hereby approved and confirmed.

3. Notwithstanding that this special resolution shall have been duly passed by the shareholders of the Corporation, the directors of the Corporation are authorized, in their sole discretion, to abandon the application for a certificate of continuance under the CBCA at any time prior to the issue thereof without further approval of the shareholders of the Corporation.

4. Any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered all such documents and instruments and to take or cause to be taken all such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing special resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of such actions.

Schedule B

DRAFT ARTICLES OF CONTINUANCE

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 - Name of corporation — Dénomination de la société

MOSAIC GROUP INC.

2 - The place in Canada where the registered office is to be — Lieu au Canada où doit être situé le siège social

Province of Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of common shares and an unlimited number of preference shares, issuable in series.
The annexed Schedule 1 is incorporated in this form.

4 - Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

No restrictions

5 - Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of 3, maximum of 15.

6 - Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 - (1) If change of name effected, previous name — (1) S'il y a changement de dénomination, dénomination

Not applicable

(2) Details of incorporation — (2) Détails de la constitution

Formed by the amalgamation of MOSAIC GROUP INC. and S&MG MARKETING LIMITED / S&MG MARKETING LIMITEÉ under the *Business Corporations Act* (Ontario) on January 1, 1998.

8 - Other provisions, if any — Autres dispositions, s'il y a lieu

(a) Meetings of the shareholders of the Corporation may be held at any place within Canada or in any of New York, New York; Fort Lee, New Jersey; Chicago, Illinois; Dallas, Texas; or London, U.K.
(b) The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

Date	Signature	Title - Titre

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Corporation No. - N° de la société

Filed - Déposée

DSG 08/2001

Schedule 1

1. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) Payment of Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

(c) Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at such meetings.

2. The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

(a) Directors' Authority to Issue Series

The board of directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights

and conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

(b) Ranking of Preference Shares

(i) No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(ii) The Preference Shares shall be entitled to priority over the Common Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii) If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate concurrently in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

(iv) The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

(v) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of each series of Preference Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of

the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Preference Shares, be entitled to receive (i) an amount equal to the stated capital attributed to each series of Preference Shares, respectively, together with, in the case of a series of Preference Shares entitled to cumulative dividends thereon, all unpaid accumulated cumulative dividends, whether or not declared (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which such cumulative dividends were paid up to but excluding the date of distribution) and, in the case of a series of Preference Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount, if any, equal to any premium which would have been payable on the redemption of any series of Preference Shares had they been called for redemption by the Corporation effective the date of distribution and, if any series of Preference Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of any other series of Shares.

(c) Restrictions on Dividends and Redemptions, etc.

No dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

Schedule C

MOSAIC GROUP INC.

BY-LAW NO. 1

A by-law regulating generally the transaction of the business and affairs of Mosaic Group Inc.

Section 1
INTERPRETATION

1.1 **Definitions.** In this by-law, which may be cited as the General By-law, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act*, and any statute that may be substituted therefor, as from time to time amended, and includes the regulations made thereunder;

"Articles" means the articles of the Corporation as defined in the Act;

"Board" means the board of directors of the Corporation;

"Corporation" means Mosaic Group Inc.;

"meeting of shareholders" means any meeting of shareholders including an annual meeting;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada); and

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are two or more; and in the case of a director, officer or auditor, his latest address as recorded in the records of the Corporation.

1.2 **Construction.** Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

Section 2
MEETINGS OF SHAREHOLDERS

2.1 **Meetings of Shareholders.** The annual meeting of shareholders shall be held in each year on a date to be determined by the Board. The Board, the Chairman or the Chief Executive Officer may call a meeting of shareholders, other than an annual meeting of shareholders, at any time.

2.2 **Chairman, Secretary and Scrutineers.** The chairman of any meeting of shareholders shall be the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting. If no

such person is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to act as chairman. The secretary of any meeting of shareholders shall be the Secretary of the Corporation. If the Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The chairman may appoint one or more persons who need not be shareholders to act as scrutineers at the meeting.

2.3 **Persons Entitled to be Present.** The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles to be present. Any other person may be admitted with the consent of the meeting or of the chairman of the meeting.

2.4 **Proxies.** To the extent permitted by the Act, the Board may from time to time pass resolutions regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned or postponed meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, telecopied, sent by facsimile or in writing or otherwise communicated by such electronic means that is capable of producing a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxy so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such resolutions shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any resolutions made as aforesaid and applicable law, in his or her discretion accept telegraphic, telecopy, facsimile or written communication or electronic communication that is capable of producing a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telecopy, facsimile, written or electronic communication accepted by the chairman of the meeting shall be valid and shall be counted.

2.5 **Quorum.** Except as otherwise provided in the Articles, a quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder and together holding or representing by proxy not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting.

2.6 **Meetings by Telephone, Electronic or Other Communication Facility.** The directors of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

Section 3
DIRECTORS

3.1 **Number of Directors.** Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board.

3.2 **Term of Office.** Subject to Section 3.3 hereof, each director shall be elected to hold office until the close of the first annual meeting of shareholders following his election.

3.3 **Qualification of Directors.** In addition to the disqualifications provided for in the Act, no person shall be elected or appointed a director if he exceeds the age of seventy-five years. A director ceases to hold office (a) when he ceases to be qualified as a director under the Articles, (b) should he be a salaried officer of the Corporation other than the Chairman or the Chief Executive Officer, when he ceases to be a salaried officer of the Corporation or (c) at the close of the annual meeting of shareholders next held following the date on which he reaches the age of seventy-five years.

3.4 **Quorum.** A majority of the directors shall form a quorum of the Board.

3.5 **Meetings of the Board.** Meetings of the board shall be held from time to time at a time and place determined by the Chairman, the Chief Executive Officer or a majority of the directors.

3.6 **Notice of Meeting.** Subject to any resolution of the Board, notice of the time and place of each meeting of the Board requiring notice shall be given to each director not less than two days (excluding non-business days) before the date on which the meeting is to be held.

3.7 **Chairman.** The chairman of any meeting of the Board shall be the Chairman or, in the absence of such officer, any lead director designated by the Board from time to time or, in the absence of such director, the Chief Executive Officer of the Corporation or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting.

3.8 **Votes to Govern.** At all meetings of the Board, every question shall be decided by a majority of the votes cast.

3.9 **Remuneration.** No director who is a salaried officer of the Corporation shall be entitled to any remuneration for the performance of his duties as a director. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

Section 4
COMMITTEES

4.1 **Committees.** The Board shall appoint annually members of an Audit Committee and may appoint annually members of a Human Resources and Compensation Committee and a Corporate Governance Committee and such additional committees as it deems necessary and, subject to the Act, delegate to the committees such powers of the Board and assign to the committees such duties as the Board considers appropriate.

4.2 **Composition of Committees.** Each of the committees appointed shall consist of not less than two nor more than ten directors, at least a majority of whom in the case of the Human Resources and Compensation Committee, and all of whom in the case of the Audit Committee and the Corporate Governance Committee, shall not be officers of the Corporation or any subsidiary of

the Corporation, or directors or officers of any corporation owning more than 20% of the voting shares in the capital of the Corporation.

4.3 **Operation of Committees.** In the case of each committee, a majority of members shall constitute a quorum for the transaction of business. The Board shall appoint a chairman of each committee. Each committee shall meet at the call of its chairman. All acts or proceedings of any committee shall be reported to the Board at or before the next meeting thereof.

Section 5
THE TRANSACTION OF BUSINESS

5.1 **Execution of Instruments.** All instruments and documents of whatsoever kind in written, electronic or any other form binding upon the Corporation may be signed in writing or in electronic form or otherwise assented to in any legally effective manner on behalf of the Corporation by any one of the Chairman, the Chief Executive Officer, the Corporate Secretary or by any two directors. In addition, the Board may from time to time determine the manner in which and the person or persons by whom any particular instrument or document or class of instruments or documents may or shall be signed in writing or in electronic form or otherwise assented to in any legally effective manner, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

5.2 **Cheques.** The Board may from time to time authorize the signing and countersigning of cheques and other financial instruments by means of a facsimile signature or otherwise.

Section 6
DIVIDENDS

6.1 **Dividends.** The Board may from time to time declare dividends payable to shareholders according to their respective rights.

6.2 **Dividend Payment.** A dividend payable in money may be paid by cheque drawn on the Corporation's bankers, or one of them, to the order of each registered holder of shares of a class or series in respect of which the dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at his recorded address. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The Corporation may pay a dividend by cheque to a registered holder or to joint holders other than in the manner herein set out, if the registered holder or joint holders so request. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

6.3 **Idem.** The Corporation may, when so directed by a registered holder of a share in respect of which a dividend in money has been declared, pay the dividend in the manner so directed.

6.4 **Non-receipt or Loss of Dividend Cheques.** In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of entitlement as the Board, the Vice-President in charge of finance, the

Treasurer or the Controller may from time to time prescribe, whether generally or in a particular case.

6.5 **Unclaimed Dividends.** To the extent permitted under applicable law, any dividend unclaimed after a period of six years from the date on which such dividend has been declared payable shall be forfeited and shall revert to the Corporation.

Section 7
PROTECTION OF DIRECTORS AND OFFICERS

7.1 **Limitation of Liability.** No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2 **Indemnity.** The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the Act or otherwise by law.

Section 8
NOTICES

8.1 **Method of Giving Notices.** Any notice, communication or document to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, the Articles, the General By-law or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered (including by courier) to the person's recorded address or if mailed to the person at the person's recorded address by prepaid ordinary or air mail or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication, including facsimile, telex, telegram, email or other electronic means that is capable of producing a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given on the third business day following the deposit thereof in a post office or public letter box; and a notice so sent by any means of transmitted or electronic communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.

8.2 **Omissions and Errors.** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting to which the notice related.

8.3 **Persons Entitled by Death or Operation of Law.** Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register.

8.4 **Waiver of Notice.** A shareholder, proxyholder, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the General By-Law or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default or defect in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

Section 9
EFFECIVE DATE AND REPEAL

9.1 **Effective Date.** The General By-law shall come into force as of the date of issuance of a certificate of continuance under the *Canada Business Corporations Act* in respect of the Corporation.

9.2 **Repeal.** All previous by-laws of the Corporation are repealed on the coming into force of the General By-law.

9.3 **Effect of Repeal.** All persons appointed or elected under any by-law repealed on the coming into force of the General By-law shall continue to act until ceasing to hold office or until re-appointed or re-elected and all resolutions of the shareholders or the Board having continuing effect and passed under any repealed by-law or otherwise shall continue to be operative until amended or repealed to the extent that they are inconsistent with the General By-law.

Schedule D

SECTION 185 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

Rights of Dissenting Shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

(f) a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(g) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(h) subsection 170 (5) or (6).

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(i) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(j) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(k) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(l) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(m) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(n) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(o) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(p) has sent to the corporation the notice referred to in subsection (10); and

(q) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced

by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(r) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(s) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(t) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(u) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms

and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

MOSAIC GROUP INC.

PROXY

**Solicited by Management of Mosaic Group Inc.
for use at the Special Meeting of Shareholders
to be held on Monday, January 7, 2002**

The undersigned shareholder of Mosaic Group Inc. (the "Corporation") hereby appoints G. Michael Preston, Chairman of the Corporation or, failing him, Ben W. Kaak, Executive Vice President and Chief Financial Officer of the Corporation or, failing him, Catherine G. Barbaro, Corporate Secretary of the Corporation or instead of any of the foregoing, ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders of the Corporation (the "Meeting") to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 11:00 a.m. (Toronto time) on Monday, January 7, 2002 and at any adjournment thereof, in the following manner:

1) To approve the proposed resolution set out in Schedule "A" to the management proxy circular of the Corporation dated November 29, 2001 mailed to shareholders in connection with the Meeting.

   VOTE FOR _______________ VOTE AGAINST _______________

2) To vote in the discretion of the proxyholder indicated above on any amendment or variation which may properly come before the Meeting or any adjournment thereof with respect to any matter identified in the Notice of Meeting and on any other matter which may properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any proxies given by the undersigned and dated prior to the date hereof in respect of the Meeting.

Dated: ____________________, 200___.

____
Signature of Shareholder

____
Print Name

INVESTMENT DEALER OR BROKER SOLICITING THIS PROXY
Identify the investment dealer or broker, if any, who solicited this proxy (please print or type):

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
Number of Common Shares Represented	(Address)

☐ Check here if the Common Shares represented are beneficially held by person(s) other than the investment dealer or broker listed above, and provide name(s) of beneficial holder(s).

(Beneficial Holder(s))	(Beneficial Holder(s))

Notes:

(i) To be valid at the Meeting, this proxy must be signed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney, and must be deposited with the Corporation, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

(ii) If this proxy is not dated in the blank space above, this proxy will be deemed to bear the date on which it was mailed by management of the Corporation.

(iii) **This proxy is solicited by or on behalf of management of the Corporation. A shareholder may appoint any person other than the persons specifically named above as his or her nominee to attend, act and vote on such shareholder's behalf at the Meeting by inserting the name of such person in the blank space provided above or by completing another appropriate form of proxy.**

(iv) The common shares represented by this proxy will be voted on any ballot that may be called for in accordance with the shareholder's instructions indicated above. **In the absence of any such instructions above, it is the intention of the management representatives named above to vote such common shares FOR the proposed resolution referred to in item 1 above.**

(v) All holders of common shares should refer to the accompanying management proxy circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

02 AUG 15 [illegible] 18

MOSAIC GROUP INC

MOSAIC GROUP INC.
469A King Street West
Toronto, Ontario
M5V 3M4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting of shareholders of Mosaic Group Inc. (the ''Corporation'') will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Monday, January 7, 2002 at 11:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if thought advisable, pass, with or without variation, a resolution approving the issuance by the Corporation of up to an additional 17,364,728 common shares to certain former direct and indirect equity holders of Paradigm Direct LLC (''Paradigm'') pursuant to the Amended and Restated Merger Agreement dated as of December 14, 2000, as amended, entered into in connection with the Corporation's acquisition of Paradigm, and a related amendment to the Corporation's shareholder rights plan agreement, as summarized in the management proxy circular accompanying and forming part of this Notice; and

2. to transact such other business as may properly come before the special meeting or any adjournment thereof.

A management proxy circular and a form of proxy accompany this Notice.

Shareholders who are unable to attend the special meeting in person are requested to date and sign the enclosed form of proxy and to return it in the envelope provided. Proxies to be used at the special meeting must be deposited with the Corporation, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the special meeting or any adjournment thereof or with the Chairman of the special meeting at any time prior to the commencement of the special meeting or any adjournment thereof.

DATED at Toronto, Ontario, as of November 29, 2001.

By Order of the Board of Directors

G. Michael Preston (signed)
Chairman and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Mosaic Group Inc. (the "Corporation" or, together with its direct and indirect subsidiaries, "Mosaic") for use at a special meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 11:00 a.m. (Toronto time) on Monday, January 7, 2002, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders (the "Notice of Meeting").

In addition to the solicitation of proxies by mail, proxies may also be solicited personally, by telephone or otherwise, by directors, officers, employees or agents of the Corporation. The cost of any such solicitation will be borne by the Corporation. The Corporation has engaged the services of Scotia Capital Inc. as lead manager and TD Securities Inc. as co-manager (collectively, the "Dealer Managers"), to form and manage a group of securities dealers (the "Soliciting Dealer Group") to assist the Corporation in soliciting proxies. If the resolution set out in Schedule "A" to this Management Proxy Circular (the "Proposed Resolution") is passed, the Corporation will pay to any member of the Soliciting Dealer Group identified in a form of proxy voted in favour of the Proposed Resolution, a solicitation fee of C$0.03 per Common Share, subject to a minimum fee of C$85 and a maximum fee of C$1,500 with respect to each beneficial owner of Common Shares covered by such form of proxy. No solicitation fee shall be payable if a beneficial owner votes fewer than 1,500 Common Shares with respect to Common Shares beneficially owned by directors, officers and employees of the Corporation or its subsidiaries or affiliates. In addition, the Corporation has agreed to pay the Dealer Managers an aggregate fee of up to C$175,000 for services rendered.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors or officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy to represent the shareholder at the Meeting or any adjournment thereof. To exercise this right, a shareholder may either insert the name of such other person in the blank space provided for that purpose in the enclosed form of proxy or complete another proper form of proxy.

To be valid at the Meeting, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney, and must be deposited with the Corporation, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, prior to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

VOTING OF PROXIES AND DISCRETION

The Common Shares represented by any proxy submitted for the Meeting will be voted on any ballot which may be called for in accordance with the instructions of the shareholder indicated thereon. **In the absence of such instructions, it is the intention of the representatives of management of the Corporation named in the enclosed form of proxy to vote such Common Shares FOR the Proposed Resolution.**

The enclosed form of proxy confers discretionary authority upon the representatives of management of the Corporation named therein with respect to amendments or variations to matters identified in the Notice of Meeting or any other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Management Proxy Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

REVOCATION OF PROXIES

Proxies given by registered shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing (including another form of proxy) executed by the shareholder or by the shareholder's attorney authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, which in either case is received (i) at the registered office of the Corporation, 469A King Street West, Toronto, Ontario, M5V 3M4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES

On November 19, 2001, the Corporation had outstanding 75,401,612 Common Shares. Each Common Share carries one vote. Except as set out under ''Recommendation of the Board of Directors and Majority Approval'' below, each holder of Common Shares of record at the close of business on November 26, 2001, the record date established for notice of the Meeting, will be entitled to vote on each matter arising at the Meeting except to the extent that such holder has transferred any shares after the record date and the transferee of such shares establishes ownership thereof and demands, no later than December 28, 2001 (10 days before the date of the Meeting), to be included in the list of shareholders entitled to vote at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to the outstanding Common Shares.

EXCHANGE RATES

Certain financial information contained in this Management Proxy Circular is expressed in US dollars (''US$''). Based on the noon spot rate quoted by the Bank of Canada, the rate of exchange for Canadian dollars (''C$'') per US dollar in effect on November 5, 2001, the day before the Amendments (as defined below) were entered into, was 1.5956, and the average rate of exchange for Canadian dollars per US dollar for the first ten months of 2001 was 1.5418.

THE PROPOSED RESOLUTION

Shareholders are being requested at the Meeting to consider and, if thought advisable, pass, with or without variation, the Proposed Resolution approving the issuance by the Corporation of up to an additional 17,364,728 Common Shares to certain former direct and indirect equity holders of Paradigm Direct LLC (''Paradigm'') pursuant to the Merger Agreement (as defined below), as amended in the manner described below, entered into in connection with Mosaic's acquisition of Paradigm, and a related amendment to the Corporation's shareholder rights plan agreement.

Management of the Corporation believes, for the reasons set out under ''The Amendments'' below, that the Amendments (as defined below) and the approval of the Proposed Resolution at the Meeting are in the best interests of the Corporation and its shareholders.

The Merger Agreement

On December 14, 2000, Mosaic acquired Paradigm, a Delaware limited liability company. This acquisition (the ''Paradigm Acquisition'') was made pursuant to an Amended and Restated Merger Agreement dated as of December 14, 2000 between the Corporation, Paradigm, Paradigm Holding Company (''PHC''), an indirect wholly-owned subsidiary of the Corporation, certain other direct and indirect wholly-owned subsidiaries of the Corporation, and the direct and indirect equity holders of Paradigm (the ''Paradigm Vendors''), as subsequently amended by Amendment No. 1 dated as of January 25, 2001 (as so amended, the ''Merger Agreement''). As a result of the Paradigm Acquisition, Paradigm became a wholly-owned indirect subsidiary of the Corporation.

Pursuant to the Merger Agreement, PHC caused Mosaic to pay aggregate initial consideration of US$102,000,000 to the Paradigm Vendors, consisting of US$85,000,000 in cash and 2,344,728 Common Shares (the ''Initial Merger Consideration''). In addition, PHC agreed to make future earnout payments to all but one of the Paradigm Vendors (the ''Earnout Vendors'') based upon Paradigm's adjusted earnings (''EBITDA'') for its 2000 and 2001 fiscal years. No such earnout payment was required in respect of Paradigm's 2000 fiscal year. The final earnout payment was to be due on or after April 1, 2002 in an amount to be determined based upon Paradigm's EBITDA for its 2001 fiscal year using certain formulas specified in the Merger Agreement (the ''Final Merger Consideration'' and, together with the Initial Merger Consideration, the ''Merger Consideration''). The Final Merger Consideration was to be payable in cash or Common Shares or a combination of cash and Common Shares, at the option of PHC. If PHC opted to pay all or any portion of the Final Merger Consideration in Common Shares, the number of Common Shares issuable by the Corporation was to be determined based on the weighted average trading price of the Common Shares on The Toronto Stock Exchange (the ''TSE'') for the ten trading days preceding April 1, 2002.

A portion of the Common Shares issued to certain of the Paradigm Vendors as consideration were to be held in escrow and released to such Paradigm Vendors in several tranches, with the final tranche being released on January 1, 2004. In addition, each of the Earnout Vendors entered into lockup agreements pursuant to which they agreed not to sell, transfer or otherwise dispose of the Common Shares issued to them as Initial Merger Consideration for specified periods of time. The Earnout Vendors also agreed to enter into lockup agreements pursuant to which they would agree not to sell, transfer or otherwise dispose of a portion of any Common Shares subsequently issued to them as Merger Consideration for agreed periods of time.

As agreed in the Merger Agreement, PHC adopted a supplementary management incentive plan (the ''SMIP''), pursuant to which options to purchase shares of common stock of PHC have been granted to certain PHC employees. Such options will become exercisable commencing April 1, 2004 and may

require the issuance of Common Shares (which may require TSE approval or shareholder approval at the time of issuance) or the payment of cash at such time.

At the time of the Paradigm Acquisition, the TSE conditionally approved the issuance of a total of 18,000,000 Common Shares pursuant to the transactions contemplated by the Merger Agreement, including the issuance of Common Shares under the SMIP.

Subsequent Developments

Since the completion of the Paradigm Acquisition, Paradigm's financial performance has exceeded the Corporation's expectations and management of the Corporation believes that this trend will continue for the remainder of 2001. In the nine month period ended September 30, 2001, Paradigm's revenues and EBITDA were 59% and 95% greater, respectively, than the corresponding amounts for the nine month period ended September 30, 2000. This growth exceeded original forecasts by a substantial margin as a result of several business opportunities developed by Paradigm in 2001. Based upon the assumptions and estimates of management of the Corporation in respect of Paradigm's EBITDA for the 2001 fiscal year, the Corporation currently estimates that, in the absence of the amendments to the Merger Agreement described below, the Final Merger Consideration would be between US$100 million and US$125 million.

Due to the size of this potential payment and a significant decline in the price of the Common Shares, management of the Corporation believes that payment of the Final Merger Consideration under the Merger Agreement would likely result in significant dilution of the holdings of the Corporation's existing shareholders, additional debt incurrence by Mosaic, or both. Management of the Corporation also believes that the uncertainty concerning the amount of the Final Merger Consideration and the number of Common Shares which may be required to be issued in satisfaction of this obligation has negatively affected the trading price of the Common Shares. In addition, as a result of the decline in the price of the Common Shares since the date of the Paradigm Acquisition, the issuance of the 15,655,272 remaining unissued Common Shares which were conditionally approved by the TSE in connection with the Paradigm Acquisition would only satisfy approximately US$27 million of the anticipated Final Merger Consideration of US$100 million to US$125 million, based upon the closing price of the Common Shares on the TSE on November 5, 2001.

The Amendments

On November 6, 2001, the parties to the Merger Agreement entered into a second amending agreement to the Merger Agreement (the "Amending Agreement"). The Amending Agreement, among other things, replaces the uncertain Final Merger Consideration with a pre-determined range of cash and Common Share payment obligations. Subject to the satisfaction or waiver of the conditions set out in the Amending Agreement, including the approval of the Proposed Resolution by the Corporation's shareholders in the manner required by the TSE, and as more fully discussed below under "The Amended Consideration", PHC is required to cause Mosaic to issue between 20,540,000 and 33,020,000 Common Shares (the "Consideration Shares") and pay a cash amount between US$26,500,000 and US$52,500,000 in full satisfaction of the Final Merger Consideration. The exact amount of cash and number of Consideration Shares within these ranges will be determined by the extent to which PHC elects to pay, under the terms of the Merger Agreement, as amended by the Amending Agreement (the "Amended Merger Agreement"), up to US$26 million of the cash amount through the issuance of Common Shares at a ratio of 0.48 Common Shares per US dollar of consideration payable.

Management of the Corporation believes the Amending Agreement and certain related amendments to other Paradigm Acquisition transaction documents (collectively, the ''Amendments'') provide the following significant benefits to the Corporation and its shareholders:

(a) Based upon the closing price of the Common Shares on the TSE of C$2.80 on the day before the Amendments were entered into and the C$/US$ exchange rate in effect on that day, the following table summarizes the estimates by the Corporation's management of the ranges of the financial impact of the Amendments upon Mosaic and its shareholders:

	Estimated Range as of November 5, 2001[3]	
	High	**Low**
Final Merger Consideration, prior to Amendments	US$125 million	US$100 million
Amended Consideration (as defined below), after Amendments	US$89 million	US$84 million
Savings from adoption of Amendments and payment of Amended Consideration[1]	US$41 million	US$11 million
Additional Common Share dilution avoided by adoption of Amendments and payment of Amended Consideration[2]	23.4 million Common Shares	6.3 million Common Shares

Notes:

[1] The low end of the savings range is calculated by subtracting the high end of the Amended Consideration range from the low end of the Final Merger Consideration range, and the high end of the savings range is calculated by subtracting the low end of the Amended Consideration range from the high end of the Final Merger Consideration range.

[2] Equal to the number of Common Shares whose value equals the savings from the adoption of the Amendments and payment of Amended Consideration.

[3] Based upon the closing price of the Common Shares on the TSE of C$3.70 on November 19, 2001 and the C$/US$ exchange rate in effect on that date, the estimated ranges set out above would be the following: Final Merger Consideration — same as above; Amended Consideration — US$100 million to US$104 million; savings from adoption of Amendments and payment of Amended Consideration — an additional cost of US$4 million to savings of US$25 million; and additional Common Share dilution avoided by adoption of Amendments and payment of Amended Consideration — increased dilution of 1.7 million Common Shares to dilution avoided of 10.7 million Common Shares.

(b) The Amendments provide finality and increased certainty with respect to the amount and timing of the earnout payments, and fix the maximum number of Common Shares issuable to the Earnout Vendors in satisfaction of these payments. Accordingly, management of the Corporation believes that the Amendments will reduce or eliminate the negative effect that any uncertainty regarding these amounts has had on the Corporation's share price.

(c) While the Amendments will result in dilution of the holdings of the Corporation's existing shareholders, the Amendments eliminate the risk of substantially greater dilution which existed under the Merger Agreement prior to the Amendments by fixing the maximum number of Common Shares issuable to the Earnout Vendors pursuant to the Paradigm Acquisition.

(d) The Amendments allow the Corporation to retain financial flexibility in terms of the level of debt incurred to satisfy the Paradigm cash earnout payments.

(e) The Amendments will reduce the time and effort spent by management of both the Corporation and Paradigm on settling the Final Merger Consideration payment and will further facilitate the integration of Paradigm into Mosaic's overall operating structure, increasing Mosaic's operational and management flexibility to respond quickly and effectively to increased competition, market demands and technological change.

(f) The Amendments provide finality and increased certainty with respect to the earnout consideration for the Earnout Vendors, many of whom are employees of PHC, allowing these individuals to focus their business efforts exclusively on the success of Mosaic.

The following is a summary of the material terms to the Corporation's shareholders of the Amendments.

The Amended Consideration

Following the satisfaction or waiver of all of the Conditions (as defined below), in lieu of paying the Final Merger Consideration, PHC is obligated to make or cause to be made the following payments (collectively, the "Amended Consideration"):

(a) as soon as practicable, a payment consisting of (i) an aggregate of 20,540,000 Common Shares (the "Initial Shares"), and (ii) subject to obtaining the consent of the Corporation's principal bank lenders, up to a further US$26,500,000 in cash; and

(b) on April 1, 2002, a final payment consisting of (i) any unpaid balance of the US$26,500,000 cash amount referred to in (a)(ii) above, and (ii) a further US$26,000,000 to be satisfied, at PHC's option, in cash or by the issuance of Common Shares at a ratio of 0.48 Common Shares per US dollar of consideration payable, or by a combination of both. The number of Common Shares to be issued in payment of the amount in (b)(ii) (the "Final Shares") will not exceed 12,480,000 Common Shares.

The number of Initial Shares, the maximum number of Final Shares and the 2,344,728 Common Shares issued to the Paradigm Vendors as part of the Initial Merger Consideration collectively comprise 35,364,728 Common Shares. 18,000,000 of these Common Shares have previously been conditionally approved by the TSE for issuance pursuant to the transactions contemplated by the Merger Agreement, including the SMIP, and are not subject to shareholder approval. The TSE has conditionally approved the issuance of the additional 17,364,728 Common Shares which may be required for the Amended Consideration (the "Additional Shares"), subject to the approval of the Corporation's shareholders (excluding votes attached to Common Shares held, directly or indirectly, by the Paradigm Vendors or their respective associates or affiliates) being obtained at the Meeting.

Conditions and Alternative Consideration

PHC's entitlement to pay the Amended Consideration is conditional upon (i) the approval of the Proposed Resolution by the Corporation's shareholders in the manner required by the TSE, (ii) the conditional approval of the TSE of the issuance of the maximum number of Consideration Shares, and (iii) other customary conditions, including the receipt of all other required approvals and consents and the delivery of required legal opinions (collectively, the "Conditions").

If all of the Conditions have not been satisfied or waived on or prior to January 15, 2002, then the aggregate earnout consideration payable to the Earnout Vendors will be increased and fixed at US$125,000,000, payable as follows (collectively, the "Alternative Consideration"):

(a) as soon as practicable, (i) PHC will cause the Corporation to issue all of the remaining unissued Common Shares which have been approved by the TSE for issuance in connection with the

transactions contemplated by the Merger Agreement, valued at US$2.50 (approximately C$4.00) per Common Share (the ''Alternative Initial Shares''), and (ii) subject to obtaining the consent of the Corporation's principal bank lenders, PHC will pay or cause to be paid up to a further US$20,000,000 in cash; and

(b) on April 1, 2002, the balance will be due and payable in cash or Common Shares or a combination of cash and Common Shares, at the option of PHC. If PHC elects to pay all or any portion of this balance in Common Shares, the number of Common Shares issuable by the Corporation will be determined based on the lesser of the weighted average trading price of the Common Shares on the TSE for the ten trading days preceding April 1, 2002 and US$2.50 (approximately C$4.00) per Common Share.

All the Conditions, other than the approval of the Proposed Resolution which is to be considered at the Meeting, have been or are expected to be satisfied or waived prior to the Meeting. Accordingly, management of the Corporation expects that if the Proposed Resolution is approved, the Amended Consideration will become payable and Mosaic can avoid triggering the greater obligations under the Alternative Consideration.

If the Proposed Resolution is not approved at the Meeting, it is highly likely that payment of the Alternative Consideration will require shareholder approval in any event if additional Common Shares are proposed to be issued in satisfaction of all or part of such payment. It is also highly likely that, for a significant portion of the Alternative Consideration to be paid in cash, Mosaic will be required to incur additional debt (which will require it to obtain either an amendment or a waiver of certain terms of its credit facility with its principal bank lenders) or dispose of assets to generate sufficient cash to fund such payment. Such circumstances would reduce the certainty afforded by the Amended Consideration, may expose the existing holders of Common Shares to potentially greater dilution and result in the disposition of substantial assets of the Corporation.

Other Provisions

As provided for in the Amendments, Mr. Marc Byron, previously the Chief Operating Officer, Performance Marketing of the Corporation, was appointed Vice Chairman and Chief Executive Officer designate and a director of the Corporation effective November 6, 2001. Mr. Byron will assume his role as Chief Executive Officer of the Corporation effective January 1, 2002, subject to the negotiation of a mutually satisfactory employment agreement. Mr. Michael Preston, Mosaic's current Chief Executive Officer, will remain as Chairman of the Corporation after such date. In addition, as soon as practicable following the first payment of the Amended Consideration or the Alternative Consideration, as the case may be, the number of directors of the Corporation will be increased from seven to eight and the board of directors will appoint Mr. Gregory F. Kiernan, a second nominee of the Paradigm Vendors, to fill the vacancy created effective as of a date on or before April 1, 2002, at Mr. Kiernan's discretion.

The Amendments also provide for changes to the escrow provisions contained in the Merger Agreement and add certain resale arrangements relating to the earnout consideration which were not contemplated by the Merger Agreement. 75% of the Initial Shares or the Alternative Initial Shares, as the case may be (the ''Escrowed Shares''), issued to Marc Byron, David Byron (including Common Shares issued to the David E. Byron Irrevocable Trust I), Robert Franco and David Graf (collectively, the ''Management Vendors''), all of whom are senior members of Paradigm management, and 75% of any cash amount paid in lieu thereof to comply with US securities laws (the ''Escrowed Cash''), will be placed in escrow by such Management Vendors. One-third of the Escrowed Shares and Escrowed Cash will be released on December 31, 2002, and the balance will be released on December 31, 2003, subject to earlier release provisions in the event of a change of control of the Corporation or in certain other circumstances. Pursuant to lockup agreements entered into between the Corporation and each of the

Management Vendors, the Management Vendors shall not sell, transfer or otherwise dispose of the Escrowed Shares while they remain in escrow except under certain circumstances, including a prospectus offering in Canada by the Corporation of Common Shares in connection with which the Management Vendors and certain other Earnout Vendors may be permitted (subject to compliance with volume limitations and minimum share requirements) to offer for sale their Common Shares acquired in connection with the Paradigm Acquisition (the "Vendor Sale Rights"). Non-employee Earnout Vendors will not enter into escrow agreements, but will enter into lockup agreements which will provide that 75% of the Common Shares issued to them as Amended Consideration or Alternative Consideration will not be sold for a period of 90 days following their date of issuance. Non-management employees who are Earnout Vendors will not be required to enter into lockup agreements nor will any of their earnout consideration be subject to escrow. The escrow and lockup arrangements applicable to the Initial Merger Consideration are not altered by the Amendments, other than by the addition of the Vendor Sale Rights, and remain in effect.

If the Alternative Consideration is not paid in full when due (a "Default") and any Alternative Consideration remains unpaid as of December 31, 2002 (a "Continuing Default"), then any and all consideration, including Initial Merger Consideration, held in escrow for the Management Vendors will be immediately released from escrow and will cease to be subject to lockup agreements. The escrow and lockup arrangements in respect of consideration held for the other Earnout Vendors will remain in effect. Upon a Continuing Default, the non-competition provisions contained in employment agreements between PHC and each of Marc Byron and David Graf, the Chief Executive Officer and President of PHC, respectively, will terminate. These provisions currently prohibit these individuals from engaging in competition with PHC for a period of one to two years following their resignation or other termination of employment with PHC, depending on the circumstances. In addition, upon a Continuing Default, provisions in the Merger Agreement, as amended, applicable to the Paradigm Vendors other than Marc Byron and David Graf, prohibiting any of such Paradigm Vendors from soliciting business from customers or suppliers of Paradigm until December 2003 will terminate.

The Amendments will not alter Mosaic's obligations pursuant to the SMIP except to establish a minimum price per Common Share of C$1.00 for determining the number of Common Shares that may be issued in satisfaction of Mosaic's obligations thereunder.

The Amendments provide that the Corporation will use commercially reasonable efforts to dispose of assets reasonably sufficient to generate proceeds of at least US$20,000,000 in cash prior to April 1, 2002.

Amendment to the Rights Plan

Subsequent to the Paradigm Acquisition, the Corporation entered into a shareholder rights plan agreement (the "Rights Plan") with CIBC Mellon Trust Company, as rights agent, effective March 15, 2001. The adoption of the Rights Plan was approved by the Corporation's shareholders at the Corporation's annual general meeting held on June 7, 2001. Under the Rights Plan, if a transaction occurs by which a person becomes an "Acquiring Person", the holders of the rights issued under the Rights Plan, other than the Acquiring Person and certain joint actors, have the right to acquire Common Shares at a discount to market value. This right subjects the Acquiring Person to potentially significant dilution if holders of Common Shares exercise the right and purchase additional Common Shares in this manner. An Acquiring Person is any person who, together with, among others, any other person acting jointly or in concert, acquires Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares, other than in circumstances permitted by the Rights Plan. Subject to certain exceptions, a person is generally considered to be acting jointly and in concert with another person who, as a result of any

agreement, commitment or understanding with the first person, whether formal or informal, acquires or offers to acquire Common Shares.

The Corporation believes that because the Merger Agreement predated the Rights Plan and none of the Paradigm Vendors will hold more than 10% of the Common Shares, the issuance of Common Shares as contemplated by the Amending Agreement should not result in any person becoming an Acquiring Person. Some uncertainty, however, exists under the terms of the Rights Plan as to whether the Paradigm Vendors might be considered to be acting jointly or in concert. The Amending Agreement provides that a condition of PHC's obligation to pay the Amended Consideration is the amendment of the Rights Plan to remove this uncertainty. Accordingly, the Corporation is proposing an amendment to the Rights Plan which is intended to avoid circumstances in which the acquisition of Common Shares pursuant to the transactions contemplated by the Amended Merger Agreement may inadvertently engage the provisions of the Rights Plan.

In addition to approving the issuance of the Additional Shares, the Proposed Resolution consents to an amendment to the definition of "acting jointly or in concert" in the Rights Plan to provide that no person will be considered to be acting jointly or in concert with another person for the purposes of the Rights Plan solely by acquiring or offering to acquire Common Shares as a result of the Amended Merger Agreement, any agreement, commitment or understanding contemplated therein, or any agreement to which Mosaic is a party entered into in connection therewith. A person may still be considered to be acting jointly or in concert with another person for purposes of the Rights Plan if he or she acquires or offers to acquire Common Shares as a result of other agreements, commitments or understandings. If any person (including a Paradigm Vendor) acquires Beneficial Ownership of Common Shares, the Common Shares so acquired will be added to Common Shares already Beneficially Owned by such person and by any person acting jointly or in concert with such person, in determining whether such person is an Acquiring Person.

The proposed amendment to the Rights Plan described above is also subject to the written consent of the TSE being obtained prior to the amendment being made. The Corporation expects that this consent will have been obtained prior to the date of the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND MAJORITY APPROVAL

The board of directors has unanimously determined that the approval of the issuance of up to an additional 17,364,728 Common Shares to the Earnout Vendors as Consideration Shares pursuant to the Amended Merger Agreement, and the proposed amendment to the Rights Plan, is in the best interests of the Corporation and its shareholders. The board of directors recommends that shareholders vote in favour of the Proposed Resolution, the full text of which is set out in Schedule "A" to this Management Proxy Circular. Each of the directors (other than Marc Byron, who, as a Paradigm Vendor, is excluded from voting on the Proposed Resolution) currently intends to vote all Common Shares beneficially owned by him, or over which he exercises control or direction, in favour of the Proposed Resolution.

It is a condition of the TSE's approval of the issuance of the Additional Shares that such issuance be approved at a meeting of shareholders of the Corporation, excluding votes attached to Common Shares held, directly or indirectly, by the Paradigm Vendors or their respective associates and affiliates. Under the terms of the Rights Plan, any amendment to the Rights Plan requires the prior consent of shareholders given by the affirmative vote of a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan). The Corporation is of the view that, as of the date hereof, all shareholders qualify as Independent Shareholders. Accordingly, the Proposed Resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the resolution, excluding

votes attached to Common Shares held, directly or indirectly, by the Paradigm Vendors or their respective associates and affiliates. Unless specified in the form of proxy that the Common Shares represented by the form of proxy shall be voted against the Proposed Resolution, the representatives of management of the Corporation designated in the enclosed form of proxy intend to vote ''FOR'' the resolution.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Each of Marc Byron of Englewood Cliffs, New Jersey, David Graf of New York, New York, David Byron of Tenafly, New Jersey and Paul Bogutsky of New York, New York is an insider of the Corporation by virtue of being a senior officer of PHC. In addition, Marc Byron is the Vice Chairman and Chief Executive Officer designate and a director of the Corporation. Each of these individuals, as well as the David E. Byron Irrevocable Trust I, a trust of which Marc Byron is a trustee (collectively, the ''Paradigm Insiders''), is an Earnout Vendor and, with the exception of Paul Bogutsky, each of them is also a Management Vendor. The Paradigm Insiders are entitled pursuant to the Amended Merger Agreement to be paid the following approximate proportions of the Amended Consideration or the Alternative Consideration, as the case may be: Marc Byron — 25.5%; David Graf — 15.2%; David Byron — 5.5%; Paul Bogutsky — 1.0%; and the David E. Byron Irrevocable Trust I — 0.3%.

Other than the interest of the Paradigm Insiders in the Amended Merger Agreement and related transactions as summarized in this Management Proxy Circular, since January 1, 2000, no director, senior officer or other insider of the Corporation, or any associate or affiliate thereof, has had any material interest, either direct or indirect, in any transaction or proposed transaction that has materially affected or will materially affect the Corporation or its affiliates.

EXECUTIVE COMPENSATION

Selected information relating to the compensation of executive officers and directors of the Corporation is set out in Schedule ''B'' attached hereto.

ADDITIONAL INFORMATION

Upon request made to the Vice President Legal and Corporate Secretary of the Corporation at 469A King Street West, Toronto, Ontario, M5V 3M4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(a) the Corporation's most recent annual information form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

(b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

(c) the Corporation's management proxy circular for its most recent annual meeting of shareholders at which directors were elected.

EFFECTIVE DATE OF INFORMATION AND APPROVAL OF MANAGEMENT PROXY CIRCULAR

The information herein is given as at November 19, 2001 unless otherwise stated. The contents of this Management Proxy Circular and the mailing thereof to the shareholders of the Corporation have been approved and authorized by the board of directors of the Corporation.

DATED at Toronto, Ontario as of November 29, 2001.

G. Michael Preston (signed)
Chairman and Chief Executive Officer

SCHEDULE "A"

PROPOSED RESOLUTION

RESOLVED THAT:

1. the issuance by the Corporation of up to an additional 17,364,728 common shares pursuant to an Amended and Restated Merger Agreement dated as of December 14, 2000 between the Corporation, Paradigm Direct LLC ("Paradigm"), certain direct and indirect wholly-owned subsidiaries of the Corporation and the direct and indirect equity holders of Paradigm, as amended by Amendment No. 1 dated as of January 25, 2001 and Amendment No. 2 dated as of November 6, 2001 (as so amended, the "Amended Merger Agreement") is approved;

2. an amendment to the shareholder rights plan agreement (the "Rights Plan") dated as of March 15, 2001 between the Corporation and CIBC Mellon Trust Company to provide that a Person (as defined in the Rights Plan) is not acting jointly or in concert with another Person for the purposes of the Rights Plan solely by acquiring or offering to acquire common shares as a result of the Amended Merger Agreement, as the same may be amended from time to time, any agreement, commitment or understanding contemplated therein, or any agreement to which the Corporation or any direct or indirect subsidiary of the Corporation is a party entered into in connection therewith, is consented to; and

3. any director or officer of the Corporation is hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.

SCHEDULE "B"

EXECUTIVE COMPENSATION

<u>Note:</u> *All dollar amounts in this Schedule "B" are expressed in Canadian dollars.*

Summary of Compensation

The following table sets forth information concerning the total compensation payable to the Chief Executive Officer of the Corporation and to the other four most highly compensated executive officers of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") who earned more than $100,000 during the Corporation's fiscal year ended December 31, 2000.

		Annual Compensation			Long-Term Compensation		
Name and Principal Position in 2000 (1)	Year	Salary	Bonus	Other Annual Compensation	Awards		Payouts
					Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
G. Michael Preston, Chairman and Chief Executive Officer	2000	$190,584	–	$24,060(2)	–	–	–
	1999	$250,000	$60,000	$24,060(2)	85,000	–	–
	1998	$176,000	$60,000	$10,560(3)	85,000	–	–
Michael Cottman, Vice-Chairman, President and Chief Operating Officer	2000	$411,385	–	$79,258(4)	–	–	–
	1999	$300,000	$60,000	$78,050(5)	350,000	–	–
	1998	$215,259	$190,744(6)	$67,663(7)	80,000	–	–
Stephen McQuillan, Chief Operating Officer, Europe	2000	$257,600	–	$76,570(8)	–	–	–
	1999	$240,000	$48,000	$72,170(5)	100,000	–	–
	1998	$215,259	$190,744(6)	$68,723(9)	80,000	–	–
Anthony LaSorda, Vice-Chairman and North American Development Officer	2000	$270,000	–	$24,300(2)	–	–	–
	1999	$220,000	–	$27,300(10)	100,000	–	–
	1998	$176,000	$60,000	$24,300(2)	85,000	–	–
Ben Kaak, Executive Vice President and Chief Financial Officer	2000	$239,717	–	$27,300(11)	–	–	–
	1999	$270,000	$50,000	$27,314(11)	165,000	–	–
	1998	$210,000	$60,000	$27,314(11)	85,000	–	–

Notes:

1) The offices of the Named Executive Officers indicated in this table are their offices as at December 31, 2000. Since that date, certain of the Named Executive Officers have changed their offices within Mosaic. Each of Mr. Michael Cottman and Mr. Stephen McQuillan has assumed a non-executive business development role in Mosaic. Mr. Anthony LaSorda has retired from the Corporation, although he continues in a leadership role with Mosaic InfoForce. In addition, each of Mr. LaSorda and Mr. Cottman has resigned as a director of the Corporation.
2) Includes an RRSP contribution of $13,500 and the remainder was paid as a car allowance.
3) Car allowance.
4) Includes a pension contribution of $48,704 and the remainder was paid as a car allowance.
5) Includes a pension contribution of $43,488 and the remainder was paid as a car allowance.

6) Includes a one-time payment of $129,276 pursuant to the terms of the 1997 acquisition of FMCG Limited by the Corporation.
7) Includes a pension contribution of $39,652 and the remainder was paid as a car allowance.
8) Includes a pension contribution of $58,852 and the remainder was paid as a car allowance.
9) Includes a pension contribution of $39,339 and the remainder was paid as a car allowance.
10) Includes an RRSP contribution in the amount of $13,500, a car allowance of $10,800 and the remainder represents a golf club membership.
11) Includes an RRSP contribution of $13,500, a car allowance of $10,800 and the remainder represents interest benefit from a housing loan.

Option/SAR Grants During the Most Recently Completed Financial Year

There were no option grants made to the Named Executive Officers during the financial year ended December 31, 2000.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth, on an aggregate basis, details of each exercise of stock options during the financial year ended December 31, 2000 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2000.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End Exercisable/ Unexercisable
G. Michael Preston	–	–	85,000/ 85,000	$354,900/ $236,600
Michael Cottman	–	–	188,000/ 242,000	$333,600/ $222,400
Stephen McQuillan	–	–	88,000/ 92,000	$333,600/ $222,400
Anthony LaSorda	–	–	91,000/ 94,000	$354,339/ $236,219
Ben Kaak	50,000	$495,000	567,000/ 133,000	$3,876,000/ $254,700

Employment Contracts

The Corporation has entered into employment contracts with all officers of the Corporation. The contracts with officers provide protection for the Corporation in the form of notice by the officer of termination of employment and a restriction on competition or solicitation of the Corporation's clients and personnel following termination. All senior employees of the Corporation have signed confidentiality and non-disclosure agreements with the Corporation. Payments required upon termination of employment by the Corporation without cause approximate the employees' entitlement under common law.

Compensation of Directors

Non-executive directors receive from the Corporation $1,500 for each meeting of the board of directors and $1,000 for each meeting of a committee ($1,250 for the Chair of the Committee) of the board of directors, plus reimbursement of out-of-pocket expenses. In addition, if more than four hours of air travel is required to attend such meetings, such directors will receive an additional $1,500.

Indebtedness of Directors and Officers

During 1998, Mr. Ben Kaak of Toronto, Ontario, the Executive Vice President and Chief Financial Officer of the Corporation, borrowed $100,000 from the Corporation, all of which was applied towards the purchase of a home. The loan was unsecured and bore no interest unless Mr. Kaak was terminated, in which case the loan was to bear interest at prime. The largest amount outstanding under that loan since January 1, 2000 was $85,715. The loan was repaid in its entirety by March 2001.

During 2000, Mr. Brian Meagher of Mississauga, Ontario, the Chief Operating Officer, North America of the Corporation, borrowed $150,000 from the Corporation, all of which was applied towards the purchase of 10,623 Common Shares of the Corporation. The loan is unsecured and bears no interest, and is to be forgiven in three equal annual installments on June 7, 2001, 2002 and 2003. As at November 1, 2001, $100,000 of this amount was outstanding and had not been forgiven.

Directors' and Officers' Liability Insurance

The Corporation has purchased directors' and officers' liability insurance with a policy limit of $20,000,000 per year. The annual premium for this policy is currently approximately $51,831, which is paid by the Corporation. The Corporation is required to pay $75,000 towards the cost of a securities claim, $25,000 towards the cost of an employment practices claim and $25,000 to the cost of other claims for any successful third party claim under the policy.

Composition of the Compensation Committee

During the financial year ended December 31, 2000, Ray Verdon (Chair), Paul Alofs, and Anthony Moore served as members of the Compensation Committee.

Report on Executive Compensation

The Corporation has adopted the Incentive Compensation Plan in accordance with the Corporation's current objectives, which are to encourage and reward actions, decisions and behaviour that will contribute to the generation of shareholder value.

Salaries are established annually by the Compensation Committee for each executive position based on an evaluation of competitive practice in other similar organizations for positions of similar responsibility and scope. The Compensation Committee also seeks guidance from the Chairman regarding the performance of executive officers. The Compensation Committee believes that, in general, the compensation (including bonuses) of all senior managerial and professional employees, including the Corporation's Chief Executive Officer, should be related to the attainment of the Corporation's financial objectives, the attainment of the objectives of the business unit for which the executive has responsibility and the employee's contribution to each of the foregoing.

Submitted by the Compensation Committee:

Paul Alofs (Chair)
Robert Matthews
Theodore Sands
Raymond Verdon

November 19, 2001

Shareholder Return Comparison

The following graph compares the cumulative shareholder return of $100 invested on October 27, 1995, the date of the Corporation's initial public offering, in the Corporation's common shares and the TSE 300 Composite Index, respectively, assuming full reinvestment of dividends in each case:

Relative Performance


MGX
TSE
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-

	Oct.27, 1995	Dec.31, 1995	Dec.31, 1996	Dec.31, 1997	Dec.31, 1998	Dec.31, 1999	Dec.31, 2000
MGX	$100.00	$100.00	$220.00	$275.00	$300.00	$1,120.00	$970.00
TSE	$100.00	$108.72	$136.15	$150.84	$149.61	$194.08	$206.07

MOSAIC GROUP INC.
469A King Street West
Toronto, Ontario
M5V 3M4

Notice of Annual and Special Meeting of Shareholders

Notice is hereby given that the annual and special meeting of shareholders of Mosaic Group Inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, June 7, 2001 at 4:30 p.m. for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2000 together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration;
4. to consider, and if thought fit, pass, with or without variation, a resolution authorizing an increase in the maximum number of common shares reserved for issuance under the Corporation's 1998 Employee Share Purchase and Option Plan, as summarized in the management proxy circular accompanying and forming part of this Notice;
5. to consider, and if thought fit, pass, with or without variation, a resolution authorizing an increase in the maximum number of common shares reserved for issuance under the Corporation's Incentive Compensation Plan, as summarized in the management proxy circular accompanying and forming part of this Notice;
6. to consider, and if thought fit, pass, with or without variation, a resolution approving, ratifying and confirming the Corporation's shareholder rights plan, as summarized in the management proxy circular accompanying and forming part of this Notice; and
7. to transact such other business as may properly come before the meeting or any adjournment thereof.

An annual report and management proxy circular accompany this Notice. Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and to return it in the envelope provided. Proxies to be used at the meeting must be received by the Secretary of the Corporation c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, prior to the close of business (5:00 p.m.) on Wednesday, June 6, 2001.

DATED at Toronto, Ontario, as of May 3, 2001.

By Order of the Board

G. Michael Preston
Chairman and Chief Executive Officer

MOSAIC GROUP INC.
MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Mosaic Group Inc. (the "Corporation" or "Mosaic") for use at the Annual and Special Meeting (the "Meeting") of the common shareholders of the Corporation to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 4:30 p.m. on Thursday, June 7, 2001 for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") or any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone or by officers and directors or employees or other representatives of the Corporation. The cost of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of Mosaic and will represent management of the Corporation at the Meeting. **A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the form of proxy provided herewith to represent the shareholder at the Meeting, or any adjournment thereof, and may do so by inserting the name of that person in the blank space provided for that purpose on the form of proxy and deleting the names of the designated persons or by completing another proper form of proxy and, in either case, depositing it with CIBC Mellon Trust Company, Attention: Proxy Department at any time up to and including the close of business on Wednesday, June 6, 2001.**

VOTING OF PROXIES AND DISCRETION

The common shares represented by any proxy submitted for the Meeting will be voted or withheld from voting on any ballot which may be called for and, if the shareholder submitting the proxy specifies a choice with respect to any matter to be acted upon, common shares represented by that proxy shall be voted on any ballot in accordance with the specifications so made. **It is the intention of the persons named in the enclosed form of proxy to vote (i) for the election of directors, (ii) for the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) for an increase in the number of common shares reserved for issuance under the Corporation's 1998 Employee Share Purchase and Option Plan by 1,000,000 to 2,826,188, (iv) for an increase in the number of common shares reserved for issuance under the Corporation's Incentive Compensation Plan by 500,000 to 6,891,128, (v) for the approval, ratification and confirmation of the Corporation's shareholder rights plan, and (vi) in accordance with management's recommendations with respect to any other matters that may properly come before the Meeting, or any adjournment thereof, unless otherwise instructed by the shareholder in the form of a proxy executed by the shareholder.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to matters identified in the Notice of Meeting or any other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Management Proxy Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing that is executed by the shareholder or by his or her attorney authorized in writing, (or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized), or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, and that in each case is received either (i) at the registered office of the Corporation, 469A King Street West, Toronto, Ontario, M5V 3M4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES

On April 20, 2001, the Corporation had outstanding 75,961,065 common shares. Each such share carries one vote. Each holder of common shares of record at the close of business on the record date, April 20, 2001, will be entitled to vote on each matter arising at the Meeting except to the extent that such holder has transferred any shares after the record date and the transferee of such shares establishes ownership thereof and demands, no later than 10 days before the date of the Meeting, to be included in the list of shareholders entitled to vote at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over more than 10% of the votes attached to the outstanding common shares.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation payable to the Chief Executive Officer of the Corporation and to the other four most highly compensated executive officers of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") who earned more than $100,000 during the Corporation's fiscal year ended December 31, 2000.

Summary of Compensation

Name and Principal Position in 2000 (1)	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	
G. Michael Preston, Chairman and Chief Executive Officer	2000	$190,584	-	$24,060 (2)	-	-	-	-
	1999	$250,000	$60,000	$24,060 (2)	85,000	-	-	-
	1998	$176,000	$60,000	$10,560 (3)	85,000	-	-	-
Michael Cottman, Vice-Chairman, President and Chief Operating Officer	2000	$411,385	-	$79,258(4)	-	-	-	-
	1999	$300,000	$60,000	$78,050(5)	350,000	-	-	-
	1998	$215,259	$190,744(6)	$67,663(7)	80,000		-	-
Stephen McQuillan, Chief Operating Officer, Europe	2000	$257,600	-	$76,570(8)	-	-	-	-
	1999	$240,000	$48,000	$72,170(5)	100,000	-	-	-
	1998	$215,259	$190,744(6)	$68,723(9)	80,000	-	-	-
Anthony LaSorda, Vice-Chairman and North American Development Officer	2000	$270,000	-	$24,300(2)	-	-	-	-
	1999	$220,000	-	$27,300(10)	100,000	-	-	-
	1998	$176,000	$60,000	$24,300(2)	85,000	-	-	-
Ben Kaak, Executive Vice President and Chief Financial Officer	2000	$239,717	-	$27,300(11)	-	-	-	-
	1999	$270,000	$50,000	$27,314(11)	165,000	-	-	-
	1998	$210,000	$60,000	$27,314(11)	85,000	-	-	-

Notes:

1) The offices of the Named Executive Officers indicated in this table are their offices as at December 31, 2000. As a result of a realignment of Mosaic's management team, which became effective March 2001, certain of the Named Executive Officers have changed their offices within the Corporation. Each of Mr. Michael Cottman and Mr. Stephen McQuillan assumed a non-executive business development role in Mosaic, Mr. Anthony LaSorda has become Vice-Chairman and Mr. Ben Kaak has become Executive Vice President.
2) Includes an RRSP contribution of $13,500 and the remainder was paid as a car allowance.
3) Car allowance.
4) Includes a pension contribution of $48,704 and the remainder was paid as a car allowance.
5) Includes a pension contribution of $43,488 and the remainder was paid as a car allowance.
6) Includes a one-time payment of $129,276 pursuant to the terms of the 1997 acquisition of FMCG Limited by the Corporation.
7) Includes a pension contribution of $39,652 and the remainder was paid as a car allowance.
8) Includes a pension contribution of $58,852 and the remainder was paid as a car allowance.
9) Includes a pension contribution of $39,339 and the remainder was paid as a car allowance.
10) Includes an RRSP contribution in the amount of $13,500, a car allowance of $10,800 and the remainder represents a golf club membership.
11) Includes an RRSP contribution of $13,500, a car allowance of $10,800 and the remainder represents interest benefit from a housing loan.

Option/SAR Grants During the Most Recently Completed Financial Year

There were no option grants made to the Named Executive Officers during the financial year ended December 31, 2000.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth, on an aggregate basis, details of each exercise of stock options during the financial year ended December 31, 2000 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2000.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End Exercisable/ Unexercisable
G. Michael Preston	-	-	85,000/ 85,000	$354,900/ $236,600
Michael Cottman	-	-	188,000/ 242,000	$333,600/ $222,400
Stephen McQuillan	-	-	88,000/ 92,000	$333,600/ $222,400
Anthony LaSorda	-	-	91,000/ 94,000	$354,339/ $236,219
Ben Kaak	50,000	$495,000	567,000/ 133,000	$3,876,000/ $254,700

Employment Contracts

The Corporation has entered into employment contracts with all officers of the Corporation. The contracts with officers provide protection for the Corporation in the form of notice by the officer of termination of employment and a restriction on competition or solicitation of the Corporation's clients and personnel following termination. All senior employees of the Corporation have signed confidentiality and non-disclosure agreements with the Corporation. Payments required upon termination of employment by the Corporation without cause approximate the employees' entitlement under common law.

Compensation of Directors

Non-executive directors receive from the Corporation $1,500 for each meeting of the Board of Directors and $1,000 for each meeting of a committee ($1,250 for the Chair of the Committee) of the Board of Directors, plus reimbursement of out-of-pocket expenses. In addition, if more than four hours of air travel is required to attend such meetings, such directors will receive an additional $1,500.

Directors' and Officers' Liability Insurance

The Corporation has purchased directors' and officers' liability insurance with a policy limit of $20,000,000 per year. The annual premium for this policy is currently approximately $51,831, which is paid by the Corporation. The Corporation is required to pay $75,000 towards the cost of a securities claim, $25,000 towards the cost of an employment practices claim and $25,000 to the cost of other claims for any successful third party claim under the policy.

Composition of the Compensation Committee

During the financial year ended December 31, 2000, Ray Verdon (Chair), Paul Alofs, and Anthony Moore served as members of the Compensation Committee.

Report on Executive Compensation

The Corporation has adopted the Incentive Compensation Plan in accordance with the Corporation's current objectives, which are to encourage and reward actions, decisions and behaviour that will contribute to the generation of shareholder value.

Salaries are established annually by the Compensation Committee for each executive position based on an evaluation of competitive practice in other similar organizations for positions of similar responsibility and scope. The Compensation Committee also seeks guidance from the Chairman regarding the performance of executive officers. The Compensation Committee believes that, in general, the compensation (including bonuses) of all senior managerial and professional employees, including the Corporation's Chief Executive Officer, should be related to the attainment of the Corporation's financial objectives, the attainment of the objectives of the business unit for which the executive has responsibility and the employee's contribution to each of the foregoing.

Submitted by the Compensation Committee:

Ray Verdon (Chair)
Paul Alofs
Anthony Moore

Shareholder Return Comparison

The following graph compares the cumulative shareholder return of $100 invested on October 27, 1995, the date of the Corporation's initial public offering, in the Corporation's common shares and the TSE 300 Composite Index, respectively, assuming full reinvestment of dividends in each case:

Relative Performance


MGX
TSE
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-

	Oct.27, 1995	Dec.31, 1995	Dec.31, 1996	Dec.31, 1997	Dec.31, 1998	Dec.31, 1999	Dec.31, 2000
MGX	$100.00	$100.00	$220.00	$275.00	$300.00	$1,120.00	$970.00
TSE	$100.00	$108.72	$136.15	$150.84	$149.61	$194.08	$206.07

ELECTION OF DIRECTORS

The Board of Directors of the Corporation currently consists of 7 directors. Of these, Anthony Moore has advised the Corporation that he does not intend to stand for re-election. The present term of office of each director of the Corporation will expire immediately prior to the election of directors at the Meeting. **The persons named in the enclosed form of proxy intend to vote for the election of nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.** Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets out the names of each of the persons proposed to be nominated for election as a director, all other major positions and offices with the Corporation or its affiliates now held by them, if any, their principal occupations, the year in which they were first elected as directors and the number of common shares beneficially owned or controlled by them at April 20, 2001. The

information as to the number of common shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Name and Municipality of Residence	Current Position with Corporation or Subsidiary	Principal Occupation (where different from Current Position with Corporation)	Director or Officer Since	Number of Common Shares Owned or over which Control or Direction is exercised
Paul Alofs (2) (3) * Toronto, Ontario	Director	Corporate Director	1999 1995-1997	-
William J. Biggar (1) (2) ** Etobicoke, Ontario	Director	Corporate Director	1995	-
Anthony F. LaSorda Campbellville, Ontario	Director, Vice-Chairman and Chief Development Officer, Mosaic North America	-	1996	1,894,421
Robert B. Matthews***** Toronto, Ontario	None	President, Manitou Capital Corporation (Investment management firm)	N/A	-
G. Michael Preston Toronto, Ontario	Director, Chairman and Chief Executive Officer	-	1995	3,760,257
Theodore Sands (1) (2)*** New York, New York	Director	President, HAAS Capital, LLC (Investment management firm)	1999	-
Raymond Verdon (1) (2) (3)**** Oakville, Ontario	Director	Corporate Director	1997	181,000

Notes:

1) Member of Audit Committee.
2) Member of Corporate Governance Committee.
3) Member of Compensation Committee.

*Mr. Paul Alofs was President and General Manager of BMG Music Canada from 1995-1997, General Manager and Executive Vice President of the Disney Store North America from 1997-1999 and President of Strategic Business Units of MP3.com during 1999.

**Mr. William Biggar was Executive Vice President of Cambridge Shopping Centres Ltd. from 1999-2001, Senior Vice President Barrick Gold Corporation from 1996 to 1999, and Senior Vice-President of the Horsham Corporation from 1993 to 1996.

***Mr. Theodore Sands was Managing Director of Investment Banking at Merrill Lynch from 1995-1999 and has held his current position since 1999.

****Mr. Raymond Verdon was President of Nabisco Company (US) from 1993-1997 and Chairman of Nabisco Ltd. Canada from 1987-1997.

***** Mr. Robert B. Matthews was a Partner with McCarthy Tétrault from 1986-1998 and has held his current position since 1999.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the Corporation's fiscal year ended December 31, 2000, no director or senior officer of the Corporation, or any associate or affiliate thereof, had any material interest, either direct or indirect, in any transaction or proposed transaction that materially affected or will materially affect the Corporation or its affiliates.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The only director or senior officer of the Corporation, or associate thereof, who was indebted to the Corporation or any of its subsidiaries at any time since the beginning of 2000 was Mr. Ben Kaak of Toronto, Ontario, who was during such year the Executive Vice President and Chief Financial Officer of the Corporation. Mr. Kaak borrowed $100,000 from the Corporation in 1998, all of which was applied towards the purchase of a home. At December 31, 2000 $71,429 of the loan remained outstanding, all of which was repaid in March 2001. The loan from the Corporation to Mr. Kaak was unsecured and bore no interest unless Mr. Kaak was terminated in which case the loan was to bear interest at prime.

CORPORATE GOVERNANCE

General

The Toronto Stock Exchange requires that each listed company disclose on an annual basis its approach to corporate governance. The Corporation's approach to corporate governance is set forth below. The disclosure is cross-referenced to The Toronto Stock Exchange Guidelines ("TSE Guidelines"), which are set forth in Section 474 of the Company Manual published by The Toronto Stock Exchange.

Board of Directors Stewardship (TSE Guidelines 1 and 11)

The mandate of the Board of Directors is one of stewardship and oversight of the Corporation and its business. The Board relies on the Corporation's officers to manage the Corporation through a delegation of general management responsibilities to the Corporation's officers. The Board then monitors management's achievement of the Corporation's goals and objectives as part of its responsibility to supervise the business and affairs of the Corporation. In fulfilling its mandate, the Board is responsible, among other things, for:

a) overseeing a management-driven strategic planning process within the Corporation based on business plan and strategic review presented to the Board by management, generally on an annual basis;

b) monitoring the effectiveness of the Corporation's internal control and management information systems;

c) assessing the principal risks of the Corporation's business and ensuring appropriate systems are in place to manage such risks (including review and approval of acquisitions);

d) succession planning for the Corporation including appointing, monitoring, evaluating, and selecting senior management; and

e) overseeing a communications policy and program for the Corporation, which includes oversight of the Corporation's policies and practices with respect to disclosure.

The role and responsibilities of management include day-to-day operation of the Corporation's businesses as well as developing individual business units and overall corporate strategies, with the Board reviewing these strategies annually. Management also updates the Board on a regular basis at Board meetings on strategic issues. Committees such as the Audit Committee have been designated to monitor risks and evaluate corporate control systems in key areas such as accounting, finance and information systems, all of which are of significance to the business of the Corporation.

The Board is involved in monitoring and assessing senior management both through its Compensation Committee and direct regular contact as a result of senior management presentations to the Board on a variety of matters including strategic direction and the setting of corporate goals and objectives.

The Board has generally delegated the Corporation's communications policy to senior management. Management's responsibilities therefore include speaking on behalf of the Corporation in communications with its shareholders and other stakeholders. These responsibilities are generally handled by the Chief Executive Officer and the Chief Financial Officer. Generally, the Board, directly or through its Committees, reviews and, where appropriate, approves public disclosure documents required to be filed with securities regulators and other similar bodies.

The Board retains plenary power for functions not delegated to management. The Board has not specifically defined the limits of management's responsibilities in the sense of having a position description for the Chief Executive Officer and the Board of Directors. The Board does, however, through its Corporate Governance Committee annually review those matters which are considered to require Board approval. In addition to exercising the powers which it must exercise as a matter of law, the Board specifically approves significant matters such as material acquisitions, divestitures, and capital expenditures as well as the Corporation's short-term and long-term business plan.

There were 13 meetings of the Board during the year ended December 31, 2000.

Composition of the Board of Directors (TSE Guidelines 2, 3, 7 and 12)

A majority of the Directors qualify as "unrelated directors". An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. None of the unrelated Directors have been employed by the Corporation or its subsidiaries or have material contracts with the Corporation or its subsidiaries except as otherwise disclosed in this Management Proxy Circular.

The Corporation, under its Articles, is permitted to have a board of between 1 and 15 directors. The Board is of the view that a board of at least 6 directors and not more than 10 directors is appropriate for the Corporation in its current circumstances. The Board currently has 7 members. Seven nominees are proposed for election at the Meeting. The Board, through its Corporate Governance Committee, evaluates the size and composition of the Board on an ongoing basis.

Committees of the Board and Related Matters (TSE Guidelines 9 and 12)

The Board relies on its Committees to assist it in discharging its responsibilities. The Board has appointed three Committees, which are: an Audit Committee, a Corporate Governance Committee and a Compensation Committee. Each Committee consists entirely of unrelated Directors. The Board does not have an executive committee.

Corporate Governance Committee (TSE Guidelines 4, 5, 6, 7, 8 and 10)

The Corporate Governance Committee is responsible for advising the Board on corporate governance matters and for monitoring the corporate governance systems of the Corporation, the effectiveness of the Board (including its size, composition, and its committees), and the performance of the Directors. The Committee discharges its responsibilities in a variety of ways including through holding meetings of the unrelated Directors. The Committee is also responsible for identifying and recommending potential appointees to the Board and for the orientation and education of new Directors. The Committee is charged with reviewing on an annual basis the compensation and benefits paid to the Directors.

The Board meets periodically, without management present, under the direction of the Chair of the Corporate Governance Committee. Such meetings permit the Board of Directors to independently review issues related to the effectiveness of the Board as a whole as well as Committees of the Board.

The Committee reports to the Board at each meeting of the Board following Committee meetings. The Committee met five times during the year ended December 31, 2000. Pursuant to Board policy, the Committee is composed entirely of unrelated Directors. The members of the Committee as at December 31, 2000 included all the unrelated Directors who were T. Sands (chair), P. Alofs, W.J. Biggar, A.R. Moore and R. Verdon.

Audit Committee (TSE Guideline 13)

The Audit Committee plays an important role in monitoring the control environment and the integrity of the management information systems, including management reporting on internal controls, with the objective of ensuring that those systems are producing accurate information. The Committee reviews the annual and interim financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. The Committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Corporation's business and risk management programs relating thereto.

The Committee reports to the Board at each meeting of the Board following Committee meetings. The Committee met 4 times during the year ended December 31, 2000. Pursuant to Board policy, the Committee is composed entirely of unrelated Directors. The members of the Committee as at December 31, 2000 were W.J. Biggar (chair), T. Sands and R. Verdon.

Compensation Committee (TSE Guideline 11)

The Compensation Committee is responsible for reviewing the levels and form of total compensation paid to the Corporation's senior employees and for overseeing the Corporation's Employee Share Purchase and Option Plan and the Incentive Compensation Plan. The Committee annually assesses the performance of the Chief Executive Officer and senior officers of the

Corporation and determines each of such person's compensation and benefits. It reviews succession planning for the Corporation's senior management as part of its general mandate to review the Corporation's organizational structure to determine if such structure is appropriate to carry out the business of the Corporation.

The Committee reports to the Board at each meeting of the Board following meetings of the Committee. The Committee met 3 times during the year ended December 31, 2000. Pursuant to Board policy, the Committee is composed entirely of unrelated Directors. The members of the Committee as at December 31, 2000 were R. Verdon (chair), P. Alofs and A.R. Moore.

Communications and Related Matters

The Corporation receives and responds to Shareholder enquiries through management. Important management communications with Shareholders include a review of material matters in each quarterly financial report prepared by the Corporation and a report to Shareholders in each year's Annual Report. Generally, the Board is not directly involved in communications, but does oversee the Corporation's communication policy and program.

Other Matters (TSE Guideline 14)

In certain circumstances, it could become appropriate for an individual Director to engage an outside advisor or advisors at the expense of the Corporation. The engagement of outside advisors is subject to the approval of the Corporate Governance Committee.

APPOINTMENT OF AUDITORS

At the Meeting, management proposes to nominate Ernst & Young LLP, Chartered Accountants for appointment as the auditors of the Corporation to hold office until the next annual meeting of shareholders. Ernst & Young LLP have been the Corporation's auditors since December 7, 1999.

1998 EMPLOYEE SHARE PURCHASE AND OPTION PLAN

On November 2, 1997, the directors of the Corporation approved the 1998 Employee Share Purchase and Option Plan (the "Employee Plan"). The Employee Plan entitles directors and employees of the Corporation who, in the case of employees, have been permanently employed by the Corporation or its affiliates for at least three months (in each case, an "Eligible Employee") to purchase common shares of the Corporation during each calendar year that the plan remains in effect. The number of common shares that each Eligible Employee is entitled to purchase from the Corporation cannot exceed 1,500 shares per year or 20,000 shares in the aggregate (in each case as adjusted, subject to regulatory approval, for stock dividends, stock splits or similar corporate changes). Shares are purchased from the Corporation's treasury at the beginning of each month. The purchase price of shares issued pursuant to the Employee Plan is an amount in Canadian dollars equal to the weighted average trading price for the Corporation's common shares on the TSE during the last five trading days in the month immediately preceding the date of purchase.

For every share purchased by an Eligible Employee under the Employee Plan, the Corporation will grant an option to such Eligible Employee to acquire an additional common share of the Corporation at an exercise price in Canadian dollars, which is equal to the purchase price of the common shares purchased by the Eligible Employee. New options granted under the Employee Plan expire on the fifth June 30 following the date of grant and vest as to one-fifth of the total number of

options granted on each of the date of grant and on June 30 of each year for four years following the date of grant.

Currently, and subject to regulatory approval, the maximum number of common shares permitted for issuance under the Employee Plan is 1,826,188, being 988,950 common shares for the share purchase portion of the plan and 837,238 common shares for the option portion of the plan (in each case as adjusted, subject to regulatory approval, for stock dividends, stock splits or similar corporate changes). The Corporation now wishes, subject to regulatory and shareholder approval, to increase the number of common shares reserved for issuance under the Employee Plan by 1,000,000 to 2,826,188. Assuming approval of this increase, a maximum of 1,488,950 common shares would be reserved for issuance pursuant to the share purchase portion and 1,337,238 common shares would be reserved pursuant to the option portion of the plan (subject to the same adjustment factors as set forth above) (in 2000 the Corporation issued 388,526 shares and options in respect of the Employee Plan). This increase, together with the proposed increase in the number of common shares reserved for issuance under the Incentive Compensation Plan, could result in the issuance in a given one-year period under the Corporation's various share compensation arrangements of a number of common shares of the Corporation exceeding 10% of all issued and outstanding shares and, pursuant to the requirements of the TSE, requires the approval of shareholders.

The text of the proposed resolution approving the Employee Plan and authorizing an increase in the maximum number of common shares reserved for issuance thereunder is set out in Schedule A to this Management Proxy Circular. Pursuant to the requirements of the TSE, the resolution must be passed by a majority of the votes cast thereon, other than votes attaching to common shares owned by directors and senior officers of the Corporation and their associates, to be effective. The number of common shares owned by directors and senior officers of the Corporation and their associates is 5,942,673 shares.

INCENTIVE COMPENSATION PLAN

The shareholders of the Corporation approved the Incentive Compensation Plan (the "ICP") at the Annual and Special Meeting of Shareholders held on May 28, 1998. The ICP provides for options to purchase common shares to be granted to directors, officers and key employees of Mosaic. Currently, and subject to regulatory approval, a maximum of 6,391,128 common shares can be issued under the ICP upon the exercise of options. Any options granted under the ICP are exercisable over no more than a ten-year period with vesting provisions to be determined by the Board of Directors at the time of grant.

The Corporation now wishes, subject to regulatory and shareholder approval, to amend the ICP to increase the number of common shares reserved for issuance under the ICP by 500,000 to 6,891,128 shares. Additional ICP option grants will assist the Corporation in attracting new members to its senior executive team.

The text of the proposed resolution authorizing an increase in the maximum number of common shares reserved for issuance under the ICP is set out in Schedule B of this Management Proxy Circular. Pursuant to the requirements of the TSE, the resolution must be passed by a majority of the votes cast thereon, other than votes attaching to common shares owned by directors and senior officers of the Corporation and their associates, to be effective. The number of common shares owned by directors and senior officers of the Corporation and their associates is 5,942,673 shares.

SHAREHOLDER RIGHTS PLAN

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution, the text of which is set forth in Schedule C to this Management Proxy Circular (the "Rights Plan Resolution"), to approve, ratify and confirm the adoption of a shareholder rights plan agreement dated as of February 21, 2001 between the Corporation and CIBC Mellon Trust Company (the "Rights Plan"). A summary of the material terms of the Rights Plan is set out below.

The Board of Directors has determined that the Rights Plan is in the best interests of the Corporation and recommends that shareholders vote in favour of the Rights Plan. The Rights Plan Resolution is required to be approved by a majority of the votes cast thereon.

The Rights Plan was unanimously adopted by the Board of Directors and became effective on February 21, 2001 and will continue in effect if shareholders approve the Rights Plan Resolution.

Canadian Take-over Bid Legislation

In considering whether to adopt the Rights Plan, the Board considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the Corporation's outstanding shares. The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders:

Time

Current legislation in most Canadian provinces permits a take-over bid to expire 35 days after it is commenced. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate, out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid (a bid for less than all shares), where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder with an approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

Unequal Treatment

The Board of Directors is also concerned that a person seeking control of the Corporation might attempt, among other things, a gradual accumulation of shares in the open market, the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs, a partial offer that unfairly pressures shareholders or an offer for any or all of the common shares at what the Board of Directors considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20% of the common shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose

The Rights Plan is designed to give shareholders of the Corporation adequate time to assess the merits of a bid without undue pressure, to allow competing bids to emerge and to give the Board of Directors time to consider other alternatives. The adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The issuance of the Rights (as defined below) will not in any way alter the financial condition of the Corporation. The issuance is not of itself dilutive and will not change the way in which shareholders would otherwise trade common shares. By permitting holders of Rights other than an Acquiring Person (as defined below) to acquire shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Corporation other than by way of a Permitted Bid (as defined below) or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid. The Permitted Bid requirements enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held common shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further ten business days to decide whether to withdraw his or her common shares from a competing bid, if any, and whether to tender to the bid.

A large number of publicly-held corporations in Canada and the United States have adopted shareholder rights plans.

Summary

The following is a summary of the principal terms of the Rights Plan.

Effective Date

The effective date of the Rights Plan is February 21, 2001 (the "Effective Date").

Term

The term of the Rights Plan is ten years, subject to ratification by the shareholders at every third annual meeting of the shareholders of the Corporation thereafter.

Issue of Rights

On the Effective Date, one right (a "Right") has been issued and attached to each outstanding common share. One Right will also attach to any subsequently issued common shares. If a Flip-in-Event (as defined below) occurs, each Right will entitle the registered holder thereof to receive, upon payment of the appropriate exercise price, common shares, subject to certain anti-dilution provisions.

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of (i) the announcement that a person has become an Acquiring Person (as defined below), or (ii) the commencement, announcement or other date determined by the Board of Directors in respect of a take-over bid to acquire 20% or more of the common shares, in each case other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Under the Rights Plan, there are certain exceptions to that rule, including (i) the Corporation or a subsidiary of the Corporation, (ii) a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the common shares on the Effective Date, (iii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, or (iv) an underwriter or selling group shareholder during the course of a public distribution. A Grandfathered Person will become an Acquiring Person in the event that such person subsequently acquires additional common shares as a result of which its Beneficial Ownership of common shares increases by more than 1% of the number of common shares outstanding on the Effective Date, other than in accordance with the Rights Plan.

Any Rights held by an Acquiring Person on or after the earlier of (i) the Separation Time, or (ii) the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

Eight trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50% discount). The exercise price of the Rights will be equal to three times the prevailing market price at the Separation Time.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transfer

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date. Rights are also attached to such common shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

a) the take-over bid must be made by way of a take-over bid circular to all holders of common shares other than the bidder;

b) the take-over bid must not permit common shares tendered pursuant to the take-over bid to be taken up prior to the expiry of not less than 60 days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and

c) if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than an additional ten business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a take-over bid made by way of a take-over bid circular to all holders of common shares. If the Board of Directors waives the dilutive effects of the Rights Plan in respect of such a take-over bid, the Board of Directors will be deemed to have granted a similar waiver in respect of any competing take-over bid made by way of a take-over bid circular to all holders of common shares.

The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such other period as may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of the common shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

EFFECTIVE DATE OF INFORMATION AND APPROVAL OF MANAGEMENT PROXY CIRCULAR

The information herein is given as at May 3, 2001 unless otherwise stated. All amounts set forth herein are expressed in Canadian dollars unless otherwise stated. The contents of this Management Proxy Circular and the mailing thereof to the shareholders have been approved and authorized by the Board of Directors of the Corporation.

DATED at Toronto, Ontario as of May 3, 2001.



G. Michael Preston
Chairman and Chief Executive Officer

Schedule A

TEXT OF PROPOSED RESOLUTION AUTHORIZING AN AMENDMENT TO THE 1998 EMPLOYEE SHARE PURCHASE AND OPTION PLAN

RESOLVED THAT:

1. An amendment to the Corporation's 1998 Employee Share Purchase and Option Plan to increase the maximum number of common shares reserved for issuance thereunder from 1,826,188 to 2,826,188 shares, as summarized in the Management Proxy Circular of the Corporation dated as of May 3, 2001, is hereby approved; and

2. Any director or officer of the Corporation is hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.

Schedule B

TEXT OF PROPOSED RESOLUTION AUTHORIZING AN AMENDMENT TO THE INCENTIVE COMPENSATION PLAN

RESOLVED THAT:

1. An amendment to the Corporation's Incentive Compensation Plan to increase the maximum number of common shares reserved for issuance thereunder from 6,391,128 to 6,891,128 shares, as summarized in the Management Proxy Circular of the Corporation dated as of May 3, 2001, is hereby approved; and

2. Any director or officer of the Corporation is hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.

Schedule C

TEXT OF PROPOSED RESOLUTION APPROVING, RATIFYING AND CONFIRMING THE SHAREHOLDER RIGHTS PLAN

RESOLVED THAT:

1. The shareholder rights plan agreement dated as of February 21, 2001 between the Corporation and CIBC Mellon Trust Company, as summarized in the Management Proxy Circular of the Corporation dated as of May 3, 2001, is hereby approved, ratified and confirmed; and
2. Any director or officer of the Corporation is hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.

02 AUG 15 AM 11:18

MOSAIC GROUP INC.

FORM OF PROXY

Proxy Solicited by Management

The undersigned shareholder of Mosaic Group Inc. (the "Corporation") hereby appoints G. Michael Preston, Chairman and Chief Executive Officer of the Corporation or, failing him, Anthony F. LaSorda, Vice Chairman of the Corporation, or, instead of and to the exclusion of all of the foregoing, ______________________________, as nominee, to attend, act and vote for the undersigned at the **annual and special meeting of shareholders of the Corporation, to be held on Thursday, June 7, 2001** and at any adjournment thereof in the following manner:

1) To elect directors as specified in the Management Proxy Circular of the Corporation dated as of May 3, 2001 (the "Management Proxy Circular").

   VOTE FOR______________ WITHOLD FROM VOTING______________

2) To appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration.

   VOTE FOR______________ WITHOLD FROM VOTING______________

3) To authorize an amendment to the Corporation's 1998 Employee Share Purchase and Option Plan to increase the maximum number of common shares reserved for issuance thereunder from 1,826,188 shares to 2,826,188 shares, as summarized in the Management Proxy Circular.

   VOTE FOR______________ VOTE AGAINST______________

4) To authorize an amendment to the Corporation's Incentive Compensation Plan to increase the maximum number of common shares reserved for issuance thereunder from 6,391,128 to 6,891,128 shares, as summarized in the Management Proxy Circular.

   VOTE FOR______________ VOTE AGAINST______________

5) To approve, ratify and confirm the Corporation's shareholder rights plan, a summary of which is set forth in the Management Proxy Circular.

   VOTE FOR______________ VOTE AGAINST______________

6) To vote in the discretion of the nominee named above on any amendment which may properly be put before the meeting with respect to any matter identified in the notice of the meeting and on any other matter which may properly come before the meeting.

The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED , 2001.

____
Signature of Shareholder

____
Print Name

NOTES:

1) A proxy must be signed by the shareholder or his attorney authorized in writing.

2) If the proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

3) **This proxy is solicited on behalf of management of the Corporation. You may appoint any person who need not be a shareholder, as nominee, other than those persons specifically named above, to attend and act on the shareholder's behalf at the meeting by inserting the name of such person in the blank space provided above or by completing another appropriate form of proxy.**

4) Your shares will be voted in accordance with your instructions given above. **If no instructions are given for a particular item, your shares will be voted for that item.**

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

FIRST QUARTER REPORT

Letter to Shareholders

My commitment when I took over the CEO role in January of 2002 was to ensure that going forward, Mosaic's financial disclosure is more consistent, more transparent and provides more clarity in what we do. I believe we achieved this objective with our year-end earnings release in February and again in May with our first quarter 2002 earnings.

My intention is to discuss and disclose all aspects, positive and challenging, of our business in our Management's Discussion and Analysis, which, in addition to our quarterly mailings, will be press released along with our full financials every quarter. This will help our investors better understand in a timely manner our business, our metrics, our risks and our opportunities.

In January, I committed to you that we will make Mosaic into a great investment over time. We also reduced our Q1 and full-year guidance so that our disclosure to you would be both open and realistic. We delivered on that guidance and you can count on us to work our hardest and smartest to continue to deliver on our promises quarter after quarter.

Our first quarter was not without its challenges. We restructured Mosaic financially, operationally and culturally. This was a major undertaking, accomplished with speed, decisiveness and fiscal prudence. Throughout this dramatic change, our focus on the bottom line never wavered and we delivered on our promise of making our numbers.

We hope that these accomplishments provide you with a greater sense of confidence in Mosaic, our Management Team, and our ability to manage our growth going forward. With a new business pipeline more robust than at any other time in Mosaic's history, we are a 'when' story – not an 'if' story. It's now a matter of a few quarters before we re-establish our revenue and earnings growth, which we will achieve consistently over time.

I encourage you to fully read Mosaic's attached MD&A. I think you will find it informative and complete. As always, I make myself available to you should you want to talk about any aspects of Mosaic. I can be reached at 201-242-3500.

Respectfully,

Marc Byron

Marc Byron
Vice Chairman and CEO
Mosaic Group Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three months ended March 31, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Company has made significant progress towards implementation of the "Go Forward Plan" announced in January 2002. The following summarizes the progress made to date:

(a) The reorganization of Mosaic into the following four business divisions.
- Mosaic Performance Solutions (North America);
- Mosaic Sales Solutions (North America);
- Mosaic Marketing & Technology Solutions (North America); and
- Mosaic UK (United Kingdom).

These divisions now operate as fully integrated units to realize the benefits of a streamlined organization, shared services, and client focused cross-functional teams.

(b) The establishment of a new business development unit directly reporting to the CEO. This unit continues to be developed and has focused on developing cross-selling initiatives in respect of major clients, new business pitches, product innovation, the organization of Company-wide sales teams, and the utilization and development of business development tools throughout the Company.

(c) The introduction of compensation and incentive systems to encourage cross-selling and focus efforts towards new business development.

(d) The re-branding of Mosaic with the development of a new logo and consistent go-to-market positioning.

(e) Mosaic's previously announced restructuring plan is being implemented, with initiatives described in greater detail in the section entitled "Restructuring". Mosaic is now focused on improving its operating metrics through margin improvement and overhead reductions.

(f) The Company completed the first step toward a reduction of its debt though the issue of 13.8 million shares in March 2002 with net proceeds, after issue costs and income taxes, of $50.2 million. The Company will take further steps to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Restructuring

In January 2002, Mosaic made public its "Go Forward Plan" to its major stakeholders. In conjunction with this announcement, management approved a restructuring plan aimed at reducing costs and improving efficiencies through the realignment and integration of Mosaic's operating units. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestment of certain non-core businesses and the elimination of excess capacity through a reduction in the workforce.

For the three months ended March 31, 2002, the Company recorded a pretax restructuring charge of $13.8 million, including a non-cash write-down of assets of approximately $3.0 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other related costs of $0.6 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income is $10.6 million or $0.09 per share.

As a result of the various restructuring actions, the Company expects to generate annual pre-tax savings of approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million of saving in fiscal 2002. This is lower than the previous estimates of $10 million in annual savings due to an increase in expected lost margins from discontinued client activity.

The following table shows the pro forma net earnings and earnings per share for the three months ended March 31, 2002 excluding the impact of restructuring costs:

(in thousands of dollars, except for per share amounts)

		Three months ended March 31, 2002
Net loss as per consolidated statement of operations	$	(8,139)
Add: restructuring costs, net of taxes of $3,198		10,590
Pro forma net earnings	$	2,451
Pro forma earnings per share		
Basic	**$**	**0.01**
Diluted	**$**	**0.01**

The following is a summary of the actions substantially completed during the first quarter of 2002.

(a) Mosaic UK consolidated its operations by exiting four locations and reorganizing the business into one operating entity. The organization is now aligned around major Brand Partners and core skills rather than by physical locations and services, thus enabling the business to deliver comprehensive solutions to its Brand Partners. The UK business has also commenced a review of a significant number of unprofitable

customer accounts with a view to either improving profitability or exiting from those business relationships. As a result of the above actions, approximately 82 positions have been eliminated. During the quarter, the Company divested its operations in Ireland.

(b) The Mosaic Performance Solution business in the US has divested one of its unprofitable operations and has reduced its workforce by approximately 36 positions. The business has been reorganized in light of the reduced capacity required subsequent to the termination by Mosaic of the AT&T Wireless direct marketing customer acquisition contract and the commencement of a new wireless customer acquisition relationship with WorldCom Wireless.

(c) The Mosaic Marketing and Technology Solutions business in Canada completed a realignment of operations and will exit from one of its locations. This business has also structured its account management teams around Brand Partners and operations around core skill sets in order to realize efficiencies and offer an array of services on an integrated basis. It has also commenced a review of unprofitable contracts and reduced its workforce by approximately 35 positions.

(d) The Mosaic Sales Solutions business in North America has commenced actions towards a reduction in physical locations and a reduction of its workforce to eliminate excess capacity, resulting in the elimination of approximately 27 positions.

The reconciliation of the restructuring liability as at March 31, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance March 31, 2002
Severance costs	$ 7,261	$ 1,882	$ –	$ 5,379
Lease terminations	2,857	–	–	2,857
Asset write-offs	3,039	–	570	2,469
Other	631	–	–	631
Total	$ 13,788	$ 1,882	$ 570	$ 11,336

As part of the restructuring plan the Company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of the ongoing commitments has been included in the amount of lease termination costs. The provision for asset write-offs relate mainly to leasehold improvements and equipment, which will be written off as a result of the exit from certain leased locations. Other costs include legal costs and expenses associated with executing the restructuring program.

The Company expects that substantially all remaining severance payments and asset write-offs will occur within the next twelve months while payments against certain lease commitments may extend up to a period of 18 months.

Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, prior to acquisition, Mosaic Data Solutions generated over US$3 million in revenue and achieved profitability.

Mosaic Data Solutions adds further depth to Mosaic's customer acquisition capabilities. This business will complement the services offered by the Performance Solutions division, which has traditionally supplemented its internal capabilities with third party Internet marketing resources for its customer acquisition programs. Mosaic Data Solutions will also be instrumental in using its data to exploit proprietary products offered by the Company.

The initial consideration was US$6 million of which US$5.7 million was paid in Mosaic common shares with the balance in cash. In March 2002, Mosaic Data Solutions met the earnings criteria and other conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This payment was made subsequent to quarter end, with approximately US$3.9 million paid in Mosaic common shares.

Additional future contingent consideration ("earnout") is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80. Further consideration, when determined, will be recorded as additional goodwill.

The following table summarizes the amounts paid or payable as at March 31, 2002 and preliminary allocation of the purchase price:

(in thousands of dollars, except per share amounts)

Cash, including transaction costs, net of cash acquired	$	2,335
Common shares of the Company		15,429
		17,764
Costs of integration		130
Total consideration, after integration costs		17,894
Assigned value of assets and liabilities acquired:		
Property and equipment	$	598
Other assets		652
Goodwill		18,312
Non-cash working capital		(1,668)
	$	17,894

Completion of the Paradigm Direct Earnout

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The Company completed the earnout payment between January and April 2002. For more details the reader is directed to note 4 of the consolidated financial statements.

As per the terms of the original merger agreement, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. With the finalization of this agreement Mosaic has now eliminated the remaining uncertainty related to the Paradigm Direct acquisition and has introduced a significant incentive for the retention of senior management in this business. The amounts payable under the SMIP will be accrued in the second quarter of 2002 with a corresponding addition to goodwill.

Proprietary Subscription-Based Services and Joint Ventures

Mosaic's growth strategy includes the development of proprietary subscription-based services and joint ventures in the insurance, telecom and financial services sectors. This initiative leverages Mosaic's own data assets and expertise in customer acquisition and customer management to create Mosaic-owned offers to consumers. Mosaic is positioning itself to become a leader in integrating and executing digital, data and direct marketing transaction solutions for its own account. Essentially programs will be designed with the following general characteristics:

(a) Wide appeal products in the insurance, telecom and financial services products and sectors;

(b) Visible and sustainable recurring revenue streams, with subscription-based products and programs designed to provide ongoing revenues to Mosaic and its partners;

(c) Customer bases which have a value and can be sold or otherwise monetized;

(d) Limited product risk to Mosaic. For example, in respect of specialty insurance services Mosaic would re-insure with a major carrier any insurance risk arising in the program;

(e) Low or immaterial levels of inventories; and

(f) Limited capital investment by Mosaic. Where program investments are significant Mosaic will create a joint venture with a major partner or partners to reduce or eliminate required capital investment by Mosaic.

In May 2002, the Company entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC ("Secured Promotions"). Secured Promotions combines technology and licensing to create cutting-edge proprietary product solutions and promotions for Mosaic and its Brand Partners that are scalable and provide stable, recurring revenues, margins and return on investment. It is Mosaic's intention to leverage the proprietary product development expertise of Secured Promotions to enhance Mosaic's proprietary product revenues.

The total enterprise value being placed by Mosaic on Secured Promotions is a maximum of US$3,075,000 payable principally in Mosaic common shares. The up front payment consists of US$250,000 in cash and US$250,000 in Mosaic common shares.

Mosaic is currently operating two significant and successful proprietary programs in the telecom sector:

Canadian Long Distance: Mosaic is currently offering long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, is one of Canada's fastest growing and most competitive residential long distance telephone services marketed to all CIBC VISA customers. Utilizing a unique "rate and compare" billing technology, participating customers have their long distance calls priced against a pre-selected popular rate plan offered by Sprint Canada, Primus Canada and their local phone company (Bell Canada in Ontario and Quebec). The customer is then billed the lowest aggregated tariff among the three major carriers less an additional 10%, with the monthly charges applied directly to their CIBC VISA credit card.

As part of a recently renewed 5 year contract with CIBC, Mosaic Performance Solutions will be utilizing its customer acquisition platform to aggressively build out the program over the next six months, with initial marketing test results indicating that the Company should have 150,000 (an increase from approximately 50,000 at December 31, 2001) long distance customers in this program by the end of the third quarter. Average monthly revenue per subscriber for the CIBC Guaranteed Proof program for March 2002 is approximately $27.05.

By the end of the third quarter, Mosaic expects to have over 200,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest and most profitable long distance resellers in Canada. The Company plans to expend

$6 to $8 million in direct marketing costs this year to enable this growth. These costs will be amortized over the estimated subscriber life, not to exceed two years.

The Canadian long distance programs and related long distance customers are owned and managed by Mosaic the program manager and reseller. Mosaic contracts its long distance services from Bell Nexxia under a long-term wholesale services agreement. Brand Partners such as CIBC and Eastlink Cable typically receive a portion of the program revenues in exchange for access to their customer base and usage of their brand name. All the long distance programs continue to be profitable in the current year.

UK Mobile Services: Sainsbury's Mobile is a joint venture between J. Sainsbury plc, a UK grocer, and Mosaic. The program provides private label wireless services in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. This program was re-launched in the fourth quarter of 2001 after a less than successful initial launch in 2000. Since the re-launch this program has experienced significant success in acquiring wireless customers in the competitive UK wireless market with just over 50,000 billed customers at the end of the first quarter. It is anticipated that the program will have over 150,000 subscribers by the end of 2002. This program is also based on a "rate and compare" model with the program offering the lowest rate with a comparison of 42 wireless plans in the UK. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (the Company is not, however, responsible for program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program became profitable to Mosaic in the fourth quarter of 2001 and continues to remain profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at March 31, 2002	Average Monthly Revenue Per Subscriber
Long Distance		
Marketing – Canada (all programs)	104,000	$22.17
Sainsbury's Mobile – UK	52,000	$53.26[1]

[1] Revenue not recorded in Mosaic's financial statements as Mosaic only records its share of the Sainsbury's Mobile net program earnings.

Results of Operations and Financial Condition

Operating results for three months ended March 31, 2002, compared to three months ended March 31, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended March 31		Better (Worse)	Change (%)
	2002	2001		
Revenue	143,690	171,842	(28,152)	(16%)
Gross Profit	45,655	50,771	(5,116)	(10%)
% of Revenue	*31.8%*	*29.5%*	*2.3%*	
SG&A	31,766	33,175	1,409	(4%)
% of Revenue	*22.1%*	*19.3%*	*(2.8%)*	
EBITDA	13,889	17,596	(3,707)	(21%)
% of Revenue	*9.7%*	*10.2%*	*(0.5%)*	
Earnings from continuing operations before goodwill charges and excluding net of tax restructuring charges	2,451	7,075	(4,624)	(65%)

The results for the first quarter of 2002 were in line with management's estimates for the quarter provided in January 2002 and in the 2001 annual report to shareholders.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations.

	For the three months ended March 31	
	2002	**2001**
EPS	$ (0.08)	$ 0.06
Pro Forma EPS[1]	$ 0.01	$ 0.03

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001 and the exclusion of restructuring costs, net of taxes, of $10.6 million from the first quarter 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earnout:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit

The following table summarizes revenues in the first quarter by business division.

(in millions of dollars, except percentages)

	For the three months ended March 31		
	2002	**2001**	**Change**
Mosaic Performance Solutions	$43.8	$71.0	(38%)
Mosaic Sales Solutions	53.5	42.4	26%
Mosaic Marketing & Technology	11.9	15.4	(23%)
Mosaic UK	34.5	43.0	(20%)
Mosaic Consolidated	**$143.7**	**$171.8**	**(16%)**

Revenues for the first quarter of 2002 decreased by 16% over the prior year, with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, excluding revenues from the acquisition of Mosaic Data Solutions and the divestment from Ireland in the first quarter of 2002, declined by 19% compared to the first quarter of 2001. During the three months ended March 31, 2002 pro forma revenues in local currency terms declined by 19% compared to the corresponding period of 2001. The US dollar and the British pound strengthened significantly year over year resulting in a positive impact on revenues translated into Canadian dollars.

In terms of first quarter 2002 reported revenues, although they were down year over year, the decline can be almost completely attributable to our discontinuance in 2002 of the AT&T Wireless direct marketing customer acquisition business which had revenues of $40.9 million in first quarter 2001. Excluding AT&T, Mosaic revenues would have risen by 10% with our Sales Solutions business increasing by a very strong 26% year over year as this division starts to benefit from an improved North American business climate.

Reported revenues in the first quarter of 2002 were impacted by the following factors:

(a) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 with no revenues recorded in the first quarter of 2002, combined with a delay in the launch of the WorldCom Wireless contract to late March 2002;

(b) The exit from two unprofitable direct selling contracts in the United Kingdom in the third quarter of 2001 and the loss of certain other accounts in 2001 partly offset by growth in the Sainsbury's Mobile program;

(c) The decline in revenues of the Marketing and Technology Solutions business from client losses in the second half of 2001; offset partly by

(d) The growth of 26% in first quarter 2002 in the Sales Solutions business in the US and Canada from several business wins during the second half of 2001 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The Performance Solutions division launched the WorldCom Wireless customer acquisition program in late March 2002 as part of Mosaic's stated strategy of creating new non-exclusive subscriber acquisition relationships in the wireless industry. Although initially expected to launch in January, the program implementation commenced later than originally anticipated as the Company dealt with operational issues which needed to be resolved prior to launch.

In March 2002, the Company acquired approximately 7,500 wireless customers for WorldCom Wireless under this program. The customer acquisition levels have significantly ramped up in April 2002, as the program becomes fully operational, with approximately 80,000 wireless customers expected to be acquired in the second quarter of 2002.

Mosaic expects to be a significant resource for WorldCom Wireless to develop its market share of wireless customers. The WorldCom Wireless program once ramped up will generate lower quarterly revenues by approximately US$10 to US$12 million compared to the revenues from the AT&T Wireless program that was in place during the prior year. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired as:

- the Company is not responsible for owning phone inventory or incurring certain customer verification and fulfillment costs; and
- the Company has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Credit terms for WorldCom Wireless are net 40 days after the month end in which the related commissions are earned, with no payments overdue at this time. With the current uncertainties surrounding WorldCom, the Company is actively monitoring and adjusting its business practices and exposure to WorldCom.

In April 2002, the Performance Solutions division discontinued its business with New Power, an affiliate of Enron, in order to eliminate credit risk arising from the financial condition of the client. During fiscal 2001, the revenues from New Power were approximately US$10.8 million.

The Go Forward Plan includes a significant investment in sales and marketing activities for Mosaic. This investment in business development, which commenced in the first quarter of 2002, has resulted in significant new business pitches being made during the quarter. The following table summarizes some of the major new business wins to date in 2002. These contracts result in annualized revenues of approximately $35 million.

Significant New Business Wins in 2002

AMP Pearl	United Kingdom	5-year contract for the collection, accounting and banking of insurance premiums
CIBC	Canada	5-year extension of Mosaic's proprietary long-distance marketing program offered to CIBC VISA customers
Echo Star	United States	Direct marketing customer acquisition program for satellite TV subscription in NRTC markets
Brown & Williamson	United States	Data collection and market intelligence
Ontario Hydro Energy	Canada	Test Field marketing program for acquisition of electricity customers
Wal-Mart/ TD Canada Trust	United States	Test for in-store banking
Best Buy	United States	Test for in-store wireless sales

Gross profit as a percentage of revenue increased to 32% in the first quarter of 2002 from 30% in the corresponding period of 2001. Gross profit declined from $50.8 million in the first quarter of 2001 to $45.7 million in 2002. Consolidated gross profit was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of unprofitable Brand Partner contracts in fiscal 2001 including two direct selling contracts in the UK;

(c) The improved profitability of the Sainsbury's Mobile program which incurred a loss during the first quarter of 2001 but was profitable in the first quarter of 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 through employee terminations and reduction of excess capacity; and

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher average margins than the rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

Selling, general, and administrative expenses have reduced on a year over year basis by $1.4 million, declining from $33.2 million in 2001 to $31.8 million in 2002. SG&A as a percentage of revenues increased to 22% compared to 19% during the first quarter of 2001. SG&A amounts were controlled largely through the workforce reduction initiated in the second half of 2001 and the first quarter of 2002 offset partly by the increase in spending on business development and the inclusion in overheads of the newly acquired Mosaic Data Solutions.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Restructuring Charges, Minority Interest and Income Taxes (EBITDA)

EBITDA was $13.9 million in the first quarter of 2002 excluding restructuring charges compared to $17.6 million during the same period of 2001. EBITDA excluding restructuring charges as a percentage of revenues was 9.7% in the first quarter of 2001 compared to 10.2% during the corresponding period in 2001. The decline in EBITDA was largely as a result of the decline in gross profit and the inability to reduce SG&A proportionately to the decline in revenues and gross margins experienced during the first quarter of 2002. Overall the following factors resulted in lower EBITDA in the first quarter of 2002 compared to 2001:

(a) Discontinuance of the AT&T Wireless direct marketing program with a negative EBITDA impact of approximately $4.4 million;

(b) Start up costs amounting to $0.5 million associated with the launch of the new WorldCom Wireless customer acquisition contract in the first quarter of 2002;

(c) The investment of approximately $0.8 million in the first quarter towards new business development; offset partly by

(d) The positive effect of lowering fixed direct costs and overheads due to the various cost reduction measures taken in the third and fourth quarters of 2001; and

(e) The favorable impact of $2.6 million in earnings from the acquisition of Mosaic Data Solutions in the first quarter of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the first quarter of 2002 were $6.1 million or 4.2% of revenues compared to $3.4 million or 2% of revenues in the corresponding period of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce in data collection equipment for the US market during the second half of 2001;

(b) Investment in technology during 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which was acquired in the first quarter of 2002, and which has a capital-intensive technology infrastructure.

Interest Costs

Interest costs were $3.4 million in the first quarter of 2002, a reduction of $1.6 million from $5.0 million in the same period last year. Interest expense is lower as the result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$57.0 million, the proceeds of which were applied towards a reduction in senior bank debt; and a

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by

(c) The increase in the credit spread of 75 basis points on the Company's senior bank debt effective in December 2001.

Mosaic's senior bank debt carries interest at banker's acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at March 31, 2002 was 2.40%.

Mosaic has floating for fixed interest rate swaps which have the effect of fixing the interest rate on US$25.0 million of debt at 5.85% and $50.0 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Income Taxes

Income taxes for the first quarter of 2002 provided a recovery of $2.5 million compared to an expense of $2.4 million in the prior year. The income taxes provision for the quarter is net of a tax recovery of $3.1 million related to the restructuring costs booked during the quarter.

Loss from Continuing Operations, Diluted Loss Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the first quarter of 2002 was $8.1 million compared to earnings of $4.5 million in the corresponding period last year. Excluding the impact of restructuring costs net of income tax recoveries, of $10.6 million, income from continuing operations in the first quarter of 2002 was $2.5 million.

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations

and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives. During the first quarter of 2001 the Company recorded a goodwill charge, net of taxes, of $2.6 million with earnings from continuing operations before goodwill charges of $7.1 million.

Diluted loss per share from continuing operations were $0.08 per share in the first quarter of 2002 compared to earnings of $0.06 per share during the corresponding period last year. During the first quarter of 2002 the Company recorded a restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income was $10.6 million or $0.09 per share.

The pro forma earnings per share from continuing operations was $0.01 in the first quarter of 2002 compared to $0.03 in the same period of 2001. This figure reflects the exclusion of restructuring charges, net of the related income tax benefit in the first quarter of 2002, and the impact on earnings per share for the first quarter of 2001 as if the Mosaic Performance Solutions earnout had occurred on January 1, 2001.

The Company took an $8.3 million after tax charge for **Discontinued Operations** in the first quarter of 2001 related to the shut down of its Continental European operations. Such charge amounted to approximately $0.11 per diluted share, resulting in a net loss in the first quarter of 2001 of $3.8 million or $0.05 per diluted share compared to a net loss of $8.1 million or $0.08 per share in 2002. No charge for discontinued operations was recorded in the first quarter of 2002.

2002 Management Estimates

The revenue visibility for fiscal 2002 as at the beginning of April 2002 was approximately 75% to 80%. The Company measures visibility in terms of projected fiscal 2002 revenues, which are either contracted or highly probable (defined as a contract which is expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency of record and a budget has been identified by the Brand Partner). Management's revenue estimates for fiscal 2002 remain in the range of $730 to $750 million with revenues for the second quarter of 2002 estimated to be in the range of $170 to $180 million.

The following table summarizes management's revenue estimates for the three months ended June 30, 2002 and for fiscal 2002 by division.

(in millions of dollars)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Mosaic Performance Solutions (North America)	$70 – $75	$310 – $315
Mosaic Sales Solutions (North America)	65 – 70	230 – 235
Mosaic Marketing & Technology Solutions (North America)	11 – 13	55 – 60
Mosaic UK Solutions (United Kingdom)	25 – 30	135 – 140
Mosaic Consolidated	**$170 – $180**	**$730 – $750**

The outlook takes into consideration the following factors:

(a) The impact on the Performance Solutions business with the discontinuance of the AT&T Wireless direct marketing and the New Power contracts, offset in part by the ramp up of the WorldCom Wireless subscriber acquisition contract;

(b) The expected growth in proprietary telecom programs in Canada and the UK;

(c) The impact of new business wins in the Sales Solutions business in North America;

(d) The expected decline in revenues in the UK due to the exit from several unprofitable accounts which will be partly offset by the rollout of the AMP Pearl contract; and

(e) The exit from unprofitable contracts in the Marketing and Technology Solutions business in Canada.

Earnings for fiscal 2002 will be positively impacted by the restructuring initiatives commenced in the first quarter of 2002. Annualized savings from restructuring are estimated at approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million saving to be realized in fiscal 2002.

The following table summarizes the outlook for the three months ending June 30, 2002 and for fiscal 2002.

(in millions of dollars, except per share amounts)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Revenue	$170 to $180	$730 to $750
EBITDA	$20 to $21	$89 to $91
Diluted pro forma EPS	$0.05	$0.30 to $0.32

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	Three months ended March 31	
	2002	**2001**
Net cash provided by/(used in):		
Continuing operations	$ 10.2	$ 11.1
Net change in non-cash operating working Capital from continuing operations	0.5	0.9
Financing activities	38.4	(13.9)
Investing activities (continuing operations)	(52.7)	(8.0)
Discontinued operations	(0.1)	(4.1)
Effect of exchange rate changes on cash	0.2	0.2
Net change in cash position	**$ (3.5)**	**$ (13.8)**

During the quarter ended March 31, 2002, the Company's **operating activities** generated $10.7 million in cash flow compared to $12.0 million in first quarter of 2001. Although, the Company incurred a net loss of $8.1 million during the three months ended 2002, the cash flow from continuing operations after add-back of non-cash charges was $10.2 million compared to $11.1 million in 2001. The year over year reduction in cash flow from operations was mainly due to the first quarter 2002 $1.9 million cash expenditure on restructuring. The working capital reduction during the three months ended 2002 generated $0.5 million in cash flow, which was marginally lower than $0.9 million generated in the same period last year.

Financing activities generated $38.4 million of cash in the first quarter of 2002. In March 2002, the Company issued 13.8 million shares in a public common share offering for gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. Proceeds of the common share offering were used to reduce the balance owing under the Company's senior credit facility. Partly offsetting this repayment of debt was a draw of $42.1 million in January 2002 to finance the payment of a portion of the Mosaic Performance Solutions earnout (the reader is directed to the section entitled "Completion of Paradigm Direct Earnout").

Investing activities used $52.7 million of cash during the first quarter of 2002. Of this amount, $46.1 million was used for acquisition costs including the payment of the cash portion of the Mosaic Performance Solutions earnout. In addition, $4.1 million was used to acquire property and equipment and $2.5 million was invested in other long-term assets.

Capital expenditure in the first quarter of 2002 was not significantly different from that in the same period last year.

Investments

The Company ended the first quarter of 2002 with total assets of $830.5 million, an increase of 1.2% from the year ended December 31, 2001. The largest component of this increase was **goodwill**, with a recorded value of $603.8 million, an increase of $14.0 million over last year.

The increase in goodwill arises from the following:

(a) Acquisition of Custom Offers LLC, now called Mosaic Data Solutions, which added $18.3 million to goodwill;

(b) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and the impact of the

(c) Weakening British pound in relation to the Canadian dollar resulting in a decrease in the recorded amount of goodwill by $2.7 million.

The Company is required to assess whether goodwill is impaired as of January 1, 2002 in connection with the newly adopted accounting standards as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements. The reader is directed to note 1 (a) to the consolidated financial statements regarding the Company's accounting policies and the adoption of new accounting standards related to accounting for goodwill effective January 1, 2002.

Capital Resources

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the senior credit facility. This represents a first step towards restructuring and reducing debt levels and strengthening the Company's balance sheet. The Company intends to take further steps over the balance of fiscal 2002 to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Mosaic's **long-term debt**, including the current portion, at March 31, 2002 was $167.9 million, drawn almost entirely from Mosaic's senior credit facility. The long-term debt includes $9.8 million of liabilities related to capitalized leases. With the completion of

the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the committed revolving term facility from $300 million to $253 million. The committed amount will further reduce to $243 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, and is currently due October 2004. Management intends to further reduce the commitments under these facilities as part of the previously discussed plan to restructure debt.

As at March 31, 2002, Mosaic had unused capacity under this credit facility of approximately $86 million subject to draw limits arising from financial covenants under the facility. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

Mosaic's **shareholders' equity** was $470.1 million as at March 31, 2002, an increase of $51.1 million, from $419.0 million at December 31, 2001. This net increase in shareholders equity resulted from:

(a) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits through the equity offering in March 2002;

(b) The net issuance of shares of $0.9 million including $0.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.1 million; partially offset by the

(c) Net loss of $8.1 million during the period and distributions on equity instruments of $1.3 million, net of income taxes; and

(d) A net change of $3.2 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the British pound.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Outstanding Shares

At March 31, 2002, Mosaic had approximately 112 million common shares outstanding with the same amount on a diluted basis.

In April 2002, a further 11.77 million shares were issued to satisfy the final payout under the Paradigm earnout. In addition 1.55 million shares were issued to the former equity holders of Mosaic Data Solutions towards payment of interim consideration. The following table summarizes the changes in the number of common shares on a pro-forma basis for the above noted transactions:

Pro forma Changes to Basic Common Shares	Common Shares
March 31, 2002 per consolidated financial statements	112,112,618
April 2002 issue for Mosaic Data Solutions acquisition payment	1,554,459
April 2002 issue for final Paradigm earnout payment	11,768,621
Total pro forma basic common shares	125,435,698

Financial Risks and Uncertainties

In the normal of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$75 million held in debt instruments and US$57 million in equity instruments denominated in that currency at March 31, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At March 31, 2002, the Company has entered into £5.1 million of UK pound forward contracts and $17.7 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. For more details please refer to note 1(a) to the March 31, 2002 consolidated financial statements.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the March 31, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically – EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA – defined as earnings from continuing operations before depreciation and amortization, restructuring costs, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million, and is provided to enable the reader to measure the impact of restructuring charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

Consolidated Statements of Operations

Three months ended March 31 (unaudited)
(In thousands of dollars, except per share amounts)

	2002	2001
Revenues	$ 143,690	$ 171,842
Direct costs	98,035	121,071
Gross profit	45,655	50,771
Selling, general and administrative	31,766	33,175
Earnings (loss) from continuing operations before depreciation and amortization, interest, restructuring charges, minority interest and income taxes (EBITDA)	13,889	17,596
Depreciation and other amortization	6,102	3,417
Interest, net	3,442	5,049
Restructuring costs (note 2)	13,788	–
Minority interest	1,282	(295)
Earnings (loss) from continuing operations before income taxes, and goodwill charges	(10,725)	9,425
Income tax expense (recovery):		
Current	(1,331)	1,880
Future	(1,255)	470
	(2,586)	2,350
Earnings (loss) from continuing operations before goodwill charges	(8,139)	7,075
Goodwill charges, net of income taxes (2001 – $788)	–	2,553
Earnings (loss) from continuing operations	(8,139)	4,522
Loss on divestiture or discontinuance of operations net of income taxes (2001 – $5,000)	–	(8,324)
Net earnings (loss)	$ (8,139)	$ (3,802)
Earnings (loss) per share (note 7):		
Basic	$ (0.08)	$ (0.05)
Diluted	$ (0.08)	$ (0.05)
Earnings (loss) from continuing operations per share (note 7):		
Basic	$ (0.08)	$ 0.06
Diluted	$ (0.08)	$ 0.06
Weighted average number of shares outstanding (in thousands):		
Basic	112,269	75,998
Diluted	112,269	77,446

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Three months ended March 31 (Unaudited)
(In thousands of dollars, except per share amounts)

	2002	2001
Cash provided by (used in):		
Operations:		
Earnings (loss) from continuing operations	$ (8,139)	$ 4,522
Items not involving cash:		
Depreciation and other amortization	6,102	3,417
Non-cash interest and finance costs	291	422
Future income taxes	(1,255)	470
Goodwill charges	–	2,553
Minority interest	1,282	(295)
Restructuring costs (note 2)	11,906	–
Cash flow from continuing operations	10,187	11,089
Net change in non-cash operating working capital from continuing operations	505	924
	10,692	12,013
Financing:		
Issue of common shares, net of costs and share repurchases	49,269	310
Proceeds on issue of long-term debt	103,586	24,000
Repayment of long-term debt	(109,142)	(35,999)
Decrease in bank indebtedness	(1,539)	(2,193)
Distributions on equity instruments	(2,372)	–
Distributions to minority interest holders	(1,401)	–
	38,401	(13,882)
Investments:		
Acquisition of businesses, net of cash acquired	(46,080)	(1,957)
Additions to property and equipment	(4,102)	(4,159)
Additions to other assets	(2,477)	(1,854)
	(52,659)	(7,970)
Impact of foreign exchange effect on cash	147	200
Net cash used in discontinued operations	(100)	(4,111)
Increase (decrease) in cash position	(3,519)	(13,750)
Cash, beginning of period	4,630	15,413
Cash, end of period	$ 1,111	$ 1,663
Cash flow from continuing operations per share:		
Basic	$ 0.09	$ 0.15
Diluted	$ 0.09	$ 0.14

See accompanying notes to consolidated financial statements. Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

Consolidated Balance Sheets

(In thousands of dollars)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash	$ 1,111	$ 4,630
Accounts receivable	79,674	92,538
Work in progress and unbilled revenue	30,660	21,825
Inventory and other current assets	14,467	17,936
Income taxes receivable	1,768	–
	127,680	136,929
Property and equipment	62,458	63,110
Goodwill (note 5)	603,756	589,711
Future income taxes	21,748	18,221
Other assets	14,828	12,793
	$ 830,470	$ 820,764
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 4,404	$ 5,943
Accounts payable and accrued liabilities	105,108	99,968
Deferred revenue	25,422	24,697
Accrued acquisition liabilities	33,251	72,845
Income taxes payable	–	2,705
Current portion of long-term debt	4,224	3,828
	172,409	209,986
Long-term debt	163,703	169,347
Future income taxes	22,158	19,758
Minority Interest	2,114	2,685
Shareholders' equity:		
Share capital (note 6)	439,503	375,780
Foreign currency translation adjustment	(7,025)	(3,849)
Retained earnings	37,608	47,057
	470,086	418,988
	$ 830,470	$ 820,764

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

Three months ended March 31 (Unaudited)
(In thousands of dollars)

	2002	2001
Retained earnings, beginning of period	$ 47,057	$ 32,357
Net loss	(8,139)	(3,802)
Repurchase of shares in excess of average issue price	(5)	(1,097)
Distributions on equity instruments, net of income taxes of $1,067	(1,305)	–
Retained earnings, end of period	$ 37,608	$ 27,458

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual financial statements, except the following:

(a) Business combinations, goodwill and other intangible assets:

Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. These new standards eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.

In connection with the transitional goodwill impairment evaluation as required by the new accounting standards, the Company is required to assess whether goodwill is impaired as of January 1, 2002. As a first step, the Company has to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. The Company is required to complete the first step within a period of six months from the beginning of the year. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued)

(a) Business combinations, goodwill and other intangible assets (continued):

This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change on prior year comparatives is as follows:

	Three months ended March 31 2002	2001
Earnings (loss) from continuing operations	$ (8,139)	$ 4,522
Add back: goodwill charges, net of income taxes	–	2,553
Earnings (loss) from continuing operations before goodwill charges	(8,139)	7,075
Discontinued operations	–	(8,324)
Adjusted net loss	(8,139)	(1,249)
Earnings (loss) per share from continuing operations before goodwill charges:		
Basic	$ (0.08)	$ 0.09
Diluted	$ (0.08)	$ 0.09
Adjusted net loss per share:		
Basic	$ (0.08)	$ (0.02)
Diluted	$ (0.08)	$ (0.02)

(b) Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net earnings and earnings per share for the

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued)

(b) Stock-based compensation and other stock-based payments (continued):

quarter. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.

Pro forma stock compensation disclosures:

	Three months ended March 31, 2002
Net loss	$ (8,139)
Estimated stock-based compensation costs	(740)
Pro forma net loss	(8,879)
Pro forma loss per share	
Basic	$ (0.09)
Diluted	$ (0.09)
Assumptions:	
Expected lives (in years)	3-5
Risk-free interest rates	4%
Dividend yield	0%
Volatility	62%

2. Provision for restructuring costs

In January 2002 the Company unveiled its "Go Forward Plan" to its major stakeholders. Later in the quarter, management approved a restructuring plan aimed at reducing costs and improving efficiencies by realignment and integration of operations. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestment of certain non-core businesses and elimination of excess capacity through a reduction in workforce.

During the first quarter the Company substantially completed the actions related to the consolidation of operations in the United Kingdom by exiting four locations and reorganizing the business into one operating entity. The UK business has also commenced a review of a significant number of unprofitable customer accounts with a view to either improving profitability or exiting from those business relationships. As a result of the above actions, approximately 82 positions have been eliminated. During the quarter, the Company divested its operations in Ireland.

The Performance Solution business in the US has divested from one unprofitable operation and has reduced its workforce by approximately 36 positions.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

2. Provision for restructuring costs (continued)

The Marketing and Technology business in Canada completed the realignment of operations and will be exiting from one of its locations. It has also commenced a review of unprofitable contracts and reduced its workforce by approximately 35 positions.

The Sales Solutions North America business has commenced actions towards a reduction in the number of physical locations and a reduction of workforce to eliminate excess capacities resulting in the elimination of approximately 27 positions.

For the three months ended March 31, 2002, the Company recorded a pretax restructuring charge of $13.8 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other costs of $0.6 million. As part of the plan, the company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of these ongoing commitments has been included in the amount of lease termination costs.

The reconciliation of the restructuring liability as of March 31, 2002 is as follows:

	Provision	Cash Expenditures	Non-cash	Balance March 31,2002
Severance costs	$ 7,261	$ 1,882	$ –	$ 5,379
Lease terminations	2,857	–	–	2,857
Asset write-offs	3,039	–	570	2,469
Other	631	–	–	631
Total	$ 13,788	$ 1,882	$ 570	$ 11,336

The Company expects that substantially all remaining severance payments and asset write-offs will occur within the next twelve months while payments against certain lease commitments may extend up to a period of 18 months.

3. Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, the company's start-up year, Mosaic Data Solutions generated over US$3,000,000 in revenue and achieved profitability.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

3. Acquisition of Custom Offers (continued)

The initial purchase price was US$6 million of which US$5.7 million was paid with the issue of 2,293,067 common shares and the balance in cash. In March 2002, Mosaic Data Solutions met the conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This was paid subsequent to the quarter end with the issuance of 1,554,459 shares valued at US$3.9 million and US$136,000 in cash, with Mosaic's share capital as at March 31, 2002 including an amount of approximately Cdn.$6.3 million in respect of such shares.

Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in the aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80. Further consideration, when determined, will be recorded as an increase to goodwill.

The following table summarizes the amounts paid or payable as at March 31, 2002 and preliminary allocation of the purchase price:

Cash, including transaction costs, net of cash acquired	$	2,335
Common shares of the Company		15,429
		17,764
Costs of integration		130
Total consideration, after integration costs		17,894
Assigned value of assets and liabilities acquired:		
Property and equipment	$	598
Other assets		652
Goodwill		18,312
Non-cash working capital		(1,668)
	$	17,894

4. Paradigm acquisition consideration

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The Company completed the earnout payment between January and April 2002.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

4. Paradigm acquisition consideration (continued)

The following table summarizes the amounts paid as per the agreement:

20,540,000 shares issued in January 2002	$	57,512
Cash paid in January 2002		42,135
11,768,621 shares issued in April 2002 (included in share capital as at March 31, 2002)		38,503
Cash paid in April 2002		2,837
Total additional consideration	$	140,987

As per the terms of the original merger agreement with Paradigm's equity holders, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. The amounts payable under the SMIP will be recorded in the second quarter of 2002 as an increase to goodwill.

5. Goodwill

The changes in the carrying amount of goodwill for the three months ended March 31, 2002 are as follows:

At December 31, 2001	$	589,711
Additions – Mosaic Data Solutions		18,312
Disposals		(1,591)
Currency translation changes		(2,676)
Goodwill as at March 31, 2002	$	603,756

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital:

Issued and outstanding at March 31:

	Number of shares	Amount
Common shares outstanding, December 31, 2001	75,194,371	$ 191,578
Issued on acquisitions	22,833,067	66,707
Issued on exercise of options	99,800	280
Issued on share offering	13,800,000	50,204
Other, net of share repurchases under a Normal Course Issuer Bid	185,380	648
Common shares outstanding, March 31, 2002	112,112,618	309,417
Other equity instruments:		
Canadian Originated Preferred Securities		85,350
Paradigm acquisition obligation to be settled in shares		38,503
Custom Offers acquisition obligation to be settled in shares		6,233
Total share capital, March 31, 2002		$ 439,503

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs.

7. Earnings per share

a) Earnings per share calculations are based on net income from continuing operations after deducting distributions on equity instruments, net of income taxes, amounting to $1,305,000 (2001 – nil) as the numerator in the calculation and the weighted average number of common shares outstanding during the period as the denominator.

For purposes of determining diluted earnings per share, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered.

8. Segmented information

Mosaic's businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and are accordingly aggregated for reporting purposes into one segment.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)

8. Segmented information (continued)

The Company operates primarily in Canada, the United States and the United Kingdom. Revenues are attributed to customers based on where services are provided.

Geographic Information:

For the three months ended and as at March 31

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 29,855	$ 28,710	$ 68,020	$ 54,326
United States	79,350	100,072	470,623	301,151
UK (includes Ireland in 2001)	34,485	43,060	127,571	133,818
	$ 143,690	$ 171,842	$ 666,214	$ 489,295

CORPORATE DIRECTORY

Corporate office

469A King Street West
Toronto, Ontario
M5V 3M4
Telephone: 1-888-mosaic-3
(1-888-667-2423)
Fax: 416-813-0970
www.mosaic.com

Shareholder inquiries

Ben Kaak
Executive Vice President
and Chief Financial Officer
Telephone: 416-813-4272
kaakb@mosaicgroupinc.com

John McIlveen
Director of Corporate
Development
Telephone: 416-813-4292
mcilveenj@mosaicgroupinc.com

Share exchange

Toronto Stock Exchange

Trading symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank
of Commerce
The Bank of Nova Scotia
Bank One, NA,
Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel

McCarthy Tétrault LLP,
Toronto, Ontario, and
London, England
Testa, Hurwitz & Thibeault,
LLP, Boston,
Massachuesetts
Fraser Milner Casgrain LLP,
Toronto, Ontario

Transfer agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors

Independent Directors

John R. Barnett
President and CEO and
Director, Rothmans Inc.

John E. Caldwell
Past President and CEO,
Geac Computer
Corporation Limited

Gregory F. Kiernan
President and CEO,
Sonostar Ventures LLC

Catherine McQueen
Deputy Chair of CTV Inc.

G. Michael Preston
Past CEO and Chairman
Mosaic Group Inc.

Theodore D. Sands
Chairman, Mosaic Group Inc.
President, HAAS Capital LLC

Management Director

Marc Byron
Vice Chairman and Chief
Executive Officer,
Mosaic Group Inc.

Officers

Marc Byron
Vice Chairman and
Chief Executive Officer

Catherine Barbaro
Vice President Legal and
Corporate Secretary

David Graf
President, Mosaic
Performance Solutions
North America

John Hoholik
President, Mosaic Marketing
and Technology Solutions
North America

Domenic Ieraci
Senior Vice President
Finance

Ben Kaak
Executive Vice President and
Chief Financial Officer

Brian Meagher
President, Mosaic Sales
Solutions North America

Alay Shah
Vice President Corporate
Controller

Jerry Stone
President, Mosaic
Solutions UK

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

www.mosaic.com

1

taking it farther.

MOSAIC GROUP INC. 2001 FIRST Q[illegible]ORT

02 AUG 15 AM 11:29



DaimlerChrysler • Sega • Cadbury Trebor Bassett
Toshiba • General Mills • Colle McVoy • Coca-Cola
United Distillers & Vintners • Procter & Gamble
Orange • BSkyB • Kodak • Mead Johnson • Nestlé
Epson • Golden Wonder • Reebok • Tetley • Intel
Siemens • Entertainment UK • Rothmans • Unilever
Information Resources • American Express • Telus
Microsoft • Canadian Imperial Bank of Commerce
Compaq • Wesleyan • GlaxoSmithKline • Metris
Iomega • Olympus • Scottish & Newcastle • Labatt
DIRECTV • Bacardi • TD Canada Trust • Kraft
OshKosh • 20th Century Fox • Warner Brothers
Vivendi Universal • Sainsbury's • Disney Channel
Bristol-Myers Squibb • Esso • Corby Distilleries
Paramount Studios • Prudential • General Motors
Pfizer • BMG Music • Columbia Tri-Star • Sony
AT&T Wireless • Levi's • Toys "R" Us • Equifax
Hewlett-Packard • Barclays • Minute Maid • Texaco
Cadbury Trebor Allan • OnDigital • New Power

FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31 (IN THOUSANDS OF DOLLARS)	2001	2000	1999	1998	1997
Revenues	$ 171,842	$ 91,127	$ 80,020	$ 36,829	$ 18,333
Gross profit	50,771	31,906	25,389	12,591	6,504
EBITDA[1]	17,596	9,837	6,014	3,052	1,499
Earnings from continuing operations before goodwill charges	7,075	4,880	2,683	1,201	697
Earnings from continuing operations	4,522	3,461	1,622	656	521
PER SHARE AMOUNTS					
Earnings from continuing operations before goodwill charges					
Basic	0.09	0.07	0.04	0.03	0.02
Diluted	0.09	0.07	0.04	0.03	0.02
Diluted (% increase)	29%	75%	33%	50%	–
Earnings from continuing operations					
Basic	0.06	0.05	0.03	0.02	0.02
Diluted	0.06	0.05	0.03	0.02	0.02
Diluted (% increase)	20%	67%	33%	–	–

Revenues
(in millions of dollars)



200
175
150
125
100
75
50
25
0
1997
1998
1999
2000
2001

EBITDA
(in millions of dollars)



20
15
10
5
0
1997
1998
1999
2000
2001

Earnings before goodwill charges
(in millions of dollars)



10
9
8
7
6
5
4
3
2
1
0
1997
1998
1999
2000
2001

The above financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations.

[1]Earnings from continuing operations before interest, minority interest, income taxes, depreciation and amortization.

At the end of the last fiscal year your management team made some important decisions designed to farther improve the strength and health of our company. Our decisions have proven us right.

- **We are a stronger company.**
- **We are performing better.**
- **We are growing the business.**
- **We are on the right track.**

Taking Our Business Farther

We have positioned ourselves to take advantage of the trends in client spending that have emerged in an uncertain period. In this environment, increasing market share for our clients becomes even more essential for their success. When consumers are spending less on products and services, they become more selective in what they buy.

- This is when they need to make the greatest impact on consumers.
- This is when they need to engage consumers in a way that will elicit a response to buy.
- This is when they need to ensure their brand messaging is seen and heard above their competitors.
- This is when our clients need us the most.

Our clients turn to us because we make an immediate impact when they need sales. Comparing the first quarter of 2001 to the previous year, Mosaic continued to grow significantly.

Mosaic's top 25 clients, who were clients in 2000, spent 38 percent more with us in the first quarter of 2001 versus the first quarter of 2000. Of these, 17 were served by more than one of our business units showing the true "Mosaic" at work.

Taking Our Clients' Business Farther

In the first quarter of 2001, through new business wins, cross-selling initiatives, and increases in spending from some existing clients, Mosaic made significant progress in closing its new business gap for the year.

DIRECTV

Mosaic's newly acquired business unit, Paradigm, expanded its existing relationship with DIRECTV, the US television satellite provider, by signing a contract worth between $9 to $15 million a year. Paradigm enabled DIRECTV to take on more business by developing an upgraded Order Management System (OMS). Although Paradigm had built DIRECTV's previous OMS infrastructure, Paradigm recognized there would be a future need for added flexibility in the system.

The newly developed OMS not only allows for the placement and tracking of customer orders; it conducts credit checks and financial processing, validates customers' addresses and integrates with DIRECTV's existing systems to schedule installations. This fee for service work is in addition to the pay for performance customer acquisition work we are also doing for DIRECTV.

We have helped DIRECTV take their business even farther.

New Power

Paradigm also signed a contract with New Power, a division of Enron Corp., the largest buyer and seller of electricity and natural gas in North America. The contract is worth between $7.5 million and $10.5 million a year in revenues. Paradigm has already started to provide New Power with performance-based customer acquisition work utilizing:

- inbound telemarketing
- outbound telemarketing

- direct mail
- and "feet on the street" programs.

Paradigm is using the same proven and successful customer acquisition platform that is utilized for AT&T Wireless, which means higher expected returns on the program for Mosaic.

We are taking New Power's business farther.

Coke in the UK

In the latter part of 2000, Mosaic's UK marketing division developed, designed and launched an online auction site for Coke. Due to the unprecedented success of this program, Coke came back to Mosaic to create the second version of www.cokeauction.co.uk, which uses pull tabs and labels as bidding currency. This site is now the third largest on-line auction site in the UK, after ebay.co.uk and QXL.com.

Using the database from the 2000 campaign, participants were emailed an opt-in feature to re-register with the new "Coke Rush". Within a week of the pre-registration site being launched, more than half of last year's participants opted back in.

We are very proud to have received numerous awards for our innovative and effective integration of digital interactive media with direct marketing and sales promotion.

We are taking the Coke brand even farther.

Taking Our Organizational Structure Farther

Mosaic is working together to grow organically. We are communicating consistently across our business units. We are bringing in more sizeable deals as a result of cross-selling initiatives. These are the characteristics of a mature company able to leverage a robust and diverse range of service offerings.

We continue to build on our organization by broadening and strengthening our senior management team. We have hired Ed Brown as Mosaic's new Chief Operating Officer for Europe (UK/Ireland). Mr. Brown comes to us from KP McVitie's – a division of United Biscuits in the UK and one of the leading snack food companies in that country. Mr. Brown was the Commercial Director responsible for field sales, strategy and finance, planning and operations, and training and development. Mr. Brown was also a member of the KPM Board of Directors where he provided strategic insight on a broad spectrum of commercial issues.

With a career that spans over 20 years, Mr. Brown has worked in marketing and corporate capacities for companies such as PepsiCo and Colgate Palmolive. Mr. Brown has an outstanding reputation in the industry for being able to motivate his people to achieve results. Mr. Brown is excited about joining Mosaic and developing our UK/Ireland business even farther.

Taking Our Results Farther

Our business decisions to date have demonstrated prudent management style cognizant of, and able to manage through, changing market conditions. We have matured as a company. We are putting a management infrastructure in place to allow us to maintain our growth into the future. We have the right people to serve our clients. We deliver for our clients and earn their ongoing trust. By delivering to our clients we are therefore able to continue to deliver for you, our shareholders.

G. Michael Preston
Chairman and Chief Executive Officer

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months ended March 31, 2001 and 2000. This excludes the impact on operating results of Mosaic's exit from Continental Europe, which have been disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Mosaic's key measures of performance for the first quarter of 2001 improved significantly compared to the same period in 2000:

- Revenues were $171.8 million, up 89% over the first quarter of 2000;
- EBITDA from continuing operations increased 79% to $17.6 million from $9.8 million in 2000;
- Earnings from continuing operations before goodwill charges ("cash earnings") were up 45% to $7.1 million;
- Diluted cash earnings per share from continuing operations ("cash EPS") rose 29% to $0.09; and
- Diluted EPS from continuing operations was $0.06, up 20% from the same period in 2000.

OPERATING RESULTS FOR THREE MONTHS ENDED MARCH 31, 2001, COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

Revenues for the first quarter of 2001 grew by 89% over the prior year, increasing from $91.1 million in 2000 to $171.8 million in the current year.

Pro forma organic revenue growth in the first quarter was 27% in local currency terms. Organic growth has been calculated on a pro forma basis to include operating results for Paradigm Direct in the first quarter of 2000. The impact of exchange rate movements on revenues in the first quarter of 2001 was not very significant with a stronger US dollar offsetting a weaker British pound. Organic growth of revenues factoring in exchange rate movements was 26%.

On a segmented basis, North America posted strong revenue growth at 40% over the prior year, growing from $41.4 million to $57.8 million. Mosaic InfoForce continues to be a strong contributor to revenue growth, along with the marketing services and learning and development businesses in Canada.

The Performance Marketing segment was set up at the beginning of the first quarter of 2001, combining the eForce business in Canada and Europe with newly acquired Paradigm Direct ("Paradigm") in the US. The growth in this segment was mainly caused by the inclusion of Paradigm, which has experienced a significant increase in revenues from its major clients, as well as new business wins since its acquisition.

Revenues in the first quarter of 2001 of Mosaic's UK and Ireland segment were lower by $5.7 million compared to the same period last year decreasing from $47 million to $41.3 million. This was consistent with management's expectations, and mainly due to the previously reported decline in the NR Consulting business that began in the second quarter of 2000, as well as the negative impact of exchange rate movements of the British pound in relation to the Canadian dollar.

Management has not changed revenue expectations for the balance of the year with estimated revenues for fiscal 2001 of approximately $800 million. For the second quarter of 2001, management expects that revenues will be in the range of $185 million to $205 million. The pro forma organic growth rate for revenues should be between 15% and 25% in the second quarter.

Gross Profit as a percentage of revenues declined from 35% in 2000 to 30% in 2001. This is in line with management's expectations, and is mainly due to the inclusion of Paradigm, which has a high volume but lower gross profit percentage business model.

Looking forward to the balance of the year, gross profit as a percentage of revenues is expected to be in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses increased from $22.1 million in the first quarter of 2000 to $33.2 million in 2001 mainly due to the acquisition of Paradigm. Various units have undergone reorganization and rationalization during the first quarter of 2001, which should provide relief at the SG&A level that will be felt during the balance of the year.

SG&A expenses as a percentage of revenues declined to 19% in the first quarter of 2001 from 24% during the same period last year. The Paradigm and Mosaic InfoForce operations have a significantly lower level of SG&A expenses as a percentage of revenues compared to rest of the business, resulting in this steep overall decline.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) were $17.6 million in the first quarter, up 79% from $9.8 million in the prior year. EBITDA as a percentage of revenues was 10.2% in the first quarter of 2001 compared to 10.8% during the corresponding period in 2000. This was in line with management's expectation given the mix of business during this period.

For the full year 2001, management anticipates EBITDA to be approximately $96 million.

Depreciation and other amortization expenses increased from $1.6 million in the first quarter of 2000 to $3.4 million in the current year. The increase reflects depreciation expense recorded on capital assets purchased in 2000, as well as the inclusion of depreciation from Paradigm and Mosaic Infoforce, both of which were not acquired or set up until the latter part of 2000.

Interest costs were $5.0 million in the current quarter, an increase of $3.3 million from $1.7 million for the same period last year. This was due to higher utilization of debt facilities, required primarily to finance the acquisition of Paradigm in the fourth quarter of 2000. In addition, interest rates increased

marginally upon the expansion of Mosaic's credit facility in October.

During the quarter, long-term debt was reduced by $2 million, despite a movement in the exchange rates that increased the Canadian equivalent of the $US denominated debt by over $10 million. Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. As at March 31, 2001, the credit spread on the debt facility was 2.15%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US $25 million of debt at 8% and on $50 million of Canadian dollar debt at 7.34%, given the credit spread on the debt facility at March 31, 2001.

Income Taxes as a percentage of earnings before taxes and goodwill charges remained at a level consistent with the first quarter of 2000, at 25%. This percentage remained low due to the effective use of tax planning strategies. Management expects that the overall tax rate for fiscal 2001 will be in the range of 22% to 24%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations were $7.1 million for the quarter, up 45% from $4.9 million in the first quarter of 2000. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers who generally use pooling of interests accounting for business combinations and thereby avoid goodwill charges.

Diluted cash EPS was $0.09 in the quarter, a 29% improvement from $0.07 in the prior year.

The full-year 2001 diluted cash EPS is estimated to be approximately $0.62.

Goodwill charges, net of income taxes, increased to $2.6 million in the first quarter of 2001 from $1.4 million in 2000. Goodwill charges are shown net of the tax benefit of deductible goodwill, which was $0.79 million in 2001 and $0.25 million in 2000. The increase in goodwill charges was caused by several acquisitions completed in 2000, the most significant being Paradigm Direct in the latter part of the year.

Full-year goodwill charges should approximate $9 to $10 million, before further acquisitions.

Earnings from continuing operations were $4.5 million in the first quarter, up 31% from $3.5 million in the prior year.

Diluted EPS from continuing operations was up 20%, increasing from $0.05 to $0.06. As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants.

The Company anticipates that the full-year 2001 diluted EPS from continuing operations will be approximately $0.50. For the second quarter of 2001, diluted EPS from continuing operations is anticipated to be in the range of $0.11 to $0.12.

Loss on Divestiture or Discontinuance of Operations Net of Income Taxes

As announced in the first quarter of 2001, Mosaic has decided to exit from its operations in Continental Europe. This has resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million. Approximately half of this charge will be non-cash. Management does not anticipate any further charges related to the divestitures or shutdown.

Foreign Currency Risk

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are naturally hedged as the cash borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. US $116 million in US dollar-denominated debt instruments were held at March 31, 2001. Mosaic does not have any pound sterling denominated debt, but has entered into £11.4 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001. In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$19.1 million for rest of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

Outstanding Shares

At March 31, 2001, Mosaic had approximately 76 million common shares outstanding, and 77 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options.

No significant transactions have occurred in the first quarter of 2001 that would have a material impact on the number of shares outstanding.

Liquidity and Capital Resources

The cash balance at March 31, 2001, was $1.7 million compared to $15.4 million at December 31, 2000.

Cash generated from continuing operations in the first quarter of 2001 was $11.1 million, a significant improvement from $6.5 million during the same period in 2000. In addition, the Company reduced the level of non-cash working capital by $0.9 million compared to December 31, 2000. Mosaic was thereby able to fund its organic growth through strong internal cash flow.

Financing activities used $13.9 million of cash in the quarter. The Company reduced net debt by $14.2 million during the quarter. The issuance of common shares net of repurchases generated $0.3 million.

Investing activities used $8.0 million of cash in the first quarter of 2001. Integration and transaction costs and payments pursuant to contingent consideration agreements related to acquisitions from prior years used $2 million of cash during the quarter.

In addition, $4.2 million was used to acquire property and equipment for the continuing operations, including $1.6 million invested at Paradigm for relocation of their offices and purchase of computer equipment, and $1.9 million was invested in other assets.

Cash used by discontinued operations in Continental Europe was $4.1 million in the first quarter of 2001. This includes severance payments and exit costs for businesses being discontinued and funding of operating losses while these businesses are being shut down or sold.

Mosaic's **debt position net of cash** was $224.8 million at March 31, 2001, drawn almost entirely from Mosaic's syndicated revolving debt facility. $400 million is available under the facility, which is fully committed without amortization or reduction until October of 2003. On each anniversary date, the commitment is renewable for an additional three years. As at March 31, 2001, Mosaic was on-side with the financial covenants under its credit agreement.

Mosaic's level of **shareholders' equity** was $215.0 million at March 31, 2001, up from $206.2 million at December 31, 2000. The increase resulted from:

- The issuance of $7.2 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\DRIVE and Pentagon, $0.5 million under Mosaic's Employee Share Purchase and Option plan and $1.2 million upon exercise of employee share options, partially offset by the repurchase of $0.3 million in shares under the Normal Course Issuer Bid of the Company;
- A change of $6.5 million in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations caused by the growing strength of the US dollar against the Canadian dollar;
- Partially offset by a net loss of $3.8 million during the quarter, and reduction of $1.1 million in retained earnings due to loss on repurchase of shares at prices in excess of average issue price.

The Company to date has not paid any **dividends** on its common shares, and does not intend to do so in 2001.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets,

changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Consolidated Statements of Operations

Three months ended March 31, 2001 and 2000 (unaudited) *(In thousands of dollars, except per share amounts)*	2001	2000
Revenues	$ 171,842	$ 91,127
Direct costs	121,071	59,221
Gross profit	50,771	31,906
Selling, general and administrative	33,175	22,069
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	17,596	9,837
Depreciation and other amortization	3,417	1,582
Interest, net	5,049	1,740
Minority interest	(295)	41
Earnings from continuing operations before income taxes and goodwill charges	9,425	6,474
Income taxes:		
Current	1,880	1,292
Future	470	302
	2,350	1,594
Earnings from continuing operations before goodwill charges	7,075	4,880
Goodwill charges, net of income taxes of $788 (2000 – $253)	2,553	1,419
Earnings from continuing operations	4,522	3,461
Loss from discontinued operations, net of income taxes of nil (2000 – $94)	—	(240)
Loss on divestiture or discontinuance of operations, net of income taxes of $5,000 (2000 - nil)	(8,324)	–
Net earnings (loss)	$ (3,802)	$ 3,221
Earnings (loss) per share:		
Basic	$ (0.05)	$ 0.05
Diluted	$ (0.05)	$ 0.05
Earnings per share from continuing operations before goodwill charges:		
Basic	$ 0.09	$ 0.07
Diluted	$ 0.09	$ 0.07
Earnings per share from continuing operations:		
Basic	$ 0.06	$ 0.05
Diluted	$ 0.06	$ 0.05
Weighted average number of shares outstanding (in thousands):		
Basic	75,998	71,012
Diluted	77,446	75,035

See accompanying notes to Financial Statements.

Consolidated Statements of Cash Flows

Three months ended March 31 (Unaudited) *(In thousands of dollars, except per share amounts)*	2001	2000
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 4,522	$ 3,461
Items not involving cash:		
Depreciation and other amortization	3,417	1,582
Non-cash interest and finance costs	422	188
Future income taxes	470	301
Goodwill charges	2,553	1,419
Other	(295)	(458)
Cash flow from continuing operations	11,089	6,493
Net change in non-cash operating working capital from continuing operations	924	1,731
	12,013	8,224
Financing:		
Issue of common shares, net of costs and share repurchases	310	3,990
Proceeds on issue of long-term debt	24,000	9,750
Repayment of long-term debt	(35,999)	(4,996)
Decrease in bank indebtedness	(2,193)	(2,209)
	(13,882)	6,535
Investments:		
Acquisition of businesses, net of cash acquired, continuing operations	(1,957)	(10,350)
Additions to property and equipment, continuing operations	(4,159)	(4,187)
Additions to other assets, continuing operations	(1,854)	(1,902)
	(7,970)	(16,439)
Impact of foreign exchange effect on cash	200	(69)
Net cash used in discontinued operations	(4,111)	(541)
Decrease in cash position	(13,750)	(2,290)
Cash, beginning of period	15,413	10,036
Cash, end of period	$ 1,663	$ 7,746
Cash flow from continuing operations per share:		
Basic	$ 0.15	$ 0.09
Fully diluted	$ 0.14	$ 0.09

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

See accompanying notes to Financial Statements.

Consolidated Balance Sheets

(In thousands of dollars)	March 31, 2001 (Unaudited)	December 31, 2000 (Audited)
Assets		
Current assets:		
Cash	$ 1,663	$ 15,413
Accounts receivable	93,008	77,387
Work in progress and unbilled revenue	31,220	23,430
Inventory and other current assets	17,982	16,299
Net assets of discontinued operations	1,568	5,781
	145,441	138,310
Property and equipment	47,365	45,763
Goodwill, net of accumulated amortization	441,930	430,824
Future income taxes	6,550	7,020
Other assets	25,677	26,168
	$ 666,963	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 952	$ 3,145
Accounts payable and accrued liabilities	144,570	129,130
Deferred revenue	32,627	23,576
Accrued acquisition liabilities	30,147	38,424
Income taxes payable	1,608	2,424
Current portion of long-term debt	249	272
	210,153	196,971
Long-term debt	225,288	227,337
Future income taxes	13,499	14,287
Minority Interest	3,026	3,321
Shareholders' equity:		
Share capital	194,618	187,442
Foreign currency translation adjustment	(7,079)	(13,630)
Retained earnings	27,458	32,357
	214,997	206,169
	$ 666,963	$ 648,085

See accompanying notes to Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Three months ended March 31 (Unaudited) *(In thousands of dollars)*	2001	2000
Retained earnings, beginning of period	$ 32,357	$ 30,455
Net earnings (loss)	(3,802)	3,221
Repurchase of shares in excess of average issue price	(1,097)	–
Retained earnings, end of period	$ 27,458	$ 33,676

See accompanying notes to Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

SEGMENTED INFORMATION

During the first quarter of 2001, the Company established the Performance Marketing division with the integration of Paradigm Direct and eForce. With this, the Company's continuing operations have three operating segments: North America, Performance Marketing and the United Kingdom/Ireland. Segmented reporting for 2000 has been restated to reflect the presentation adopted in the current period. The determination of business segments is based on the identification of the core management teams which operate the Company's business in its principal geographic markets, and the inherent operating risks of those segments.

continued on pg 14

Segmented information (continued):

The accounting policies of the segments are the same as those described in the Company's 2000 annual report and in the preceding paragraphs. The Company evaluates performance based on profit or loss before interest, income taxes, non-recurring gains or losses, foreign exchange gains or losses and goodwill charges in relation to the net investment in the operating segment. The Company considers the net investment to be total assets, less current liabilities adjusted to exclude cash, bank indebtedness and the current portion of long-term debt.

Three months ended and as at March 31, 2001
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 57,800	$ 72,720	$ 41,322	$ –	$ 171,842
Earnings (loss) before depreciation and amortization, interest, minority interest and income taxes	$ 5,051	$ 8,925	$ 4,914	$ (1,294)	$ 17,596
Depreciation and other amortization	1,909	463	994	51	3,417
Earnings (loss) before interest, income taxes, minority interest and goodwill charges	$ 3,142	$ 8,462	$ 3,920	$ (1,345)	$ 14,179
Goodwill charges, net of income taxes	$ 671	$ 776	$ 1,106	$ –	$ 2,553
Investments during the period:					
Capital assets, excluding goodwill	1,737	1,753	659	10	4,159
Goodwill	–	–	–	–	–
Net investment, end of the period	$ 147,061	$ 185,554	$ 120,634	$ 1,531	$ 454,780

Three months ended and as at March 31, 2000
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 41,384	$ 2,745	$ 46,998	$ –	$ 91,127
Earnings (loss) before depreciation and amortization, interest, minority interest and income taxes	$ 3,642	$ 395	$ 6,428	$ (628)	$ 9,837
Depreciation and other amortization	749	99	693	41	1,582
Earnings (loss) before interest, income taxes, minority interest and goodwill charges	$ 2,893	$ 296	$ 5,735	$ (669)	$ 8,255
Goodwill charges, net of income taxes	$ 596	$ –	$ 823	$ –	$ 1,419
Investments during the period:					
Capital assets, excluding goodwill	1,624	–	2,563	–	4,187
Goodwill	–	–	9,740	–	9,740
Net investment, end of the period	$ 123,340	$ 9,227	$ 92,075	$ 5,436	$ 230,078

Segmented information (continued):

Geographic Information:

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

For the three months ended and as at March 31
(In thousands of dollars)

	Revenues		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 28,710	$ 25,687	$ 54,326	$ 39,382
United States	100,072	18,442	301,151	73,404
UK and Ireland	43,060	46,998	133,818	105,496
	$ 171,842	$ 91,127	$ 489,295	$ 218,282

Corporate Directory

Corporate office

469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Telephone: (416) 588-7788
Fax: (416) 813-0970
www.mosaicgroupinc.com

Shareholder inquiries

Clint Becker
Chief Financial Officer
beckerc@mosaicgroupinc.com
Donna Cox-Davies
Director of Communications
cox-daviesd@mosaicgroupinc.com

Share exchange

Toronto Stock Exchange

Trading symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One Canada
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel

McCarthy Tétrault, Toronto, Ontario, and London, England
Testra, Hurwitz & Thibeault, Boston, Massachusetts

Transfer agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors

Independent Directors

Paul Alofs
Past President, Strategic Business Units
MP3.com

William Biggar
Past Executive Vice President and Chief Financial Officer
Cambridge Shopping Centres

Anthony Moore
Managing Partner
Moore Clayton and Co.

Theodore Sands
President
HAAS Capital, LLC

Raymond Verdon
Past President
Nabisco Biscuit Company, US

Management Directors

Anthony LaSorda
Vice-Chairman and Chief Development Officer, North America

G. Michael Preston
Chairman and Chief Executive Officer

Officers

G. Michael Preston
Chairman and Chief Executive Officer

Clint Becker
Chief Financial Officer

Domenic Ieraci
Vice President Finance

Catherine Barbaro
Vice President Legal and Corporate Secretary

Ben Kaak
Executive Vice President

Annual and special meeting of shareholders

The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, Ontario
At 4:30 p.m. on June 7, 2001




MOSAIC
www.mosaicgroupinc.com


2
taking it farther.
Mosaic Group Inc. 2001 Second Quarter Report
02 AUG 15 AM 11:29

DaimlerChrysler • Sega • Cadbury Trebor Bassett
Toshiba • General Mills • Colle McVoy • Coca-Cola
United Distillers & Vintners • Procter & Gamble
Orange • BSkyB • Kodak • Mead Johnson • Nestlé
Epson • Golden Wonder • Reebok • Tetley • Intel
Siemens • Entertainment UK • Rothmans • Unilever
Information Resources • American Express • Telus
Microsoft • Canadian Imperial Bank of Commerce
Compaq • Wesleyan • GlaxoSmithKline • Metris
Iomega • Olympus • Scottish & Newcastle • Labatt
DIRECTV • Bacardi • TD Canada Trust • Kraft
OshKosh • 20th Century Fox • Warner Brothers
Vivendi Universal • Sainsbury's • Disney Channel
Bristol-Myers Squibb • Esso • Corby Distilleries
Paramount Studios • Prudential • General Motors
Pfizer • BMG Music • Columbia Tri-Star • Sony
AT&T Wireless • Levi's • Toys "R" Us • Equifax
Hewlett-Packard • Barclays • Minute Maid • Texaco
Cadbury Trebor Allan • OnDigital • New Power

Financial Highlights

Three months ended June 30 (in thousands of dollars)	2001	2000	1999	1998	1997
Revenues	$ 213,038	$ 110,258	$ 83,061	$ 44,684	$ 26,923
Gross profit	58,348	39,380	29,574	16,016	9,253
EBITDA[(1)]	23,200	15,211	9,183	4,780	2,662
Earnings from continuing operations before goodwill charges	11,715	8,946	4,362	2,568	1,316
Earnings from continuing operations	9,172	7,432	3,213	1,912	1,045
Per Share amounts					
Earnings from continuing operations before goodwill charges					
Basic	$ 0.15	$ 0.12	$ 0.07	$ 0.05	$ 0.04
Diluted	0.15	0.12	0.07	0.05	0.03
Diluted (% increase)	25%	72%	40%	67%	–
Earnings from continuing operations					
Basic	$ 0.12	$ 0.10	$ 0.05	$ 0.04	$ 0.03
Diluted	0.12	0.10	0.05	0.03	0.02
Diluted (% increase)	20%	50%	67%	50%	–

Revenues
(in millions of dollars)


0
25
50
75
100
125
150
175
200
225
1997
1998
1999
2000
2001

EBITDA
(in millions of dollars)


0
5
10
15
20
25
1997
1998
1999
2000
2001

Earnings before goodwill charges
(in millions of dollars)


0
1
2
3
4
5
6
7
8
9
10
11
12
1997
1998
1999
2000
2001

The above financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations.

[(1)]Earnings from continuing operations before interest, minority interest, income taxes, depreciation and amortization.

In an economic environment that has been plagued by earnings warnings, Mosaic stands out as a strong performer. Mosaic's performance has been driven by our ability to create new marketing space, and our management team's ability to create business development opportunities by leveraging our strong client relationships and our full mosaic of services. We have restructured and altered some of our business strategies to be proactive in these weaker economic times. These actions have enabled us to create opportunities in these markets rather than fall victim to them.

Taking Our Shareholders' Value Farther

Mosaic continued to focus on building shareholder value in the second quarter. Accomplishments this quarter included:

- Strong, profitable growth;
- Expanding relationships with existing clients, in addition to creating relationships with new ones;
- Providing Mosaic with the financial flexibility needed to grow in the future with the private placement of US$57 million in Canadian Originated Preferred Securities (COPrS); and,
- Completing the build of Mosaic's new senior management team.

Taking Our Clients' Businesses Even Farther

Our clients have confidence in our ability to put them in marketing space that gets them the sales they need. As a result, our clients continue to spend with us. Although we have seen some of our smaller clients slow their marketing spends with us, our steady growth continues to come from our largest clients.

Our top 25 clients, who were also clients in 2000, have increased their spend with us this quarter by over 40%. This includes significant increases in long-term clients such as CIBC, Coca Cola and Microsoft, as well as newer Paradigm clients such as AT&T Wireless, DIRECTV and Metris. These clients know we will provide them with the immediate and measurable results they need to get sales in these challenging times.

SunCom

Paradigm Direct will utilize its customer acquisition platform to acquire wireless customers for SunCom, a member of the AT&T affiliate network. SunCom's footprint runs throughout the central US from the Great Lakes to the Gulf of Mexico and has a subscriber base of approximately 10% the total size of AT&T Wireless.

SunCom is looking to Paradigm Direct to become one of its largest suppliers of customers. Should this program perform to the same level as the AT&T Wireless program, this will be another multi-year, multi-million dollar contract for Mosaic.

We are taking SunCom's client base even farther.

British Broadcasting Corporation (BBC)

Mosaic's Sales Services unit in the UK is facilitating the sale of TV licenses to households that have failed to purchase a license. In the UK it is compulsory to have a license if you own a television, and all proceeds go towards funding the BBC.

Mosaic's role is to remind people about licensing and suggest ways they can pay to purchase a license using our mosaic of direct marketing and doorstep marketing services.

As part of the initial testing phase, Mosaic will be visiting 400,000 homes over an 8-month period, utilizing the Home Service team that is currently being used to collect insurance premiums for The Wesleyan and The Pru.

We are taking our Home Service platform even farther.

DIRECTV

Last quarter we announced that Paradigm Direct had been contracted to develop and maintain an Internet-based Order Management System for DIRECTV. This quarter Paradigm expanded its relationship with DIRECTV by agreeing to provide pay-for-performance customer acquisition work.

By working hard to understand DIRECTV's business, its objectives, its target consumers and those consumers' motivations, the Paradigm team has been able to take DIRECTV's business farther.

Both the SunCom and the DIRECTV programs are examples of how Paradigm is meeting its important objective to diversify its client base to additional Brand Partners using its successful customer acquisition platform.

We are taking our significant investment in Paradigm farther.

Guinness United Distillers and Vintners (GUDV)

GUDV is the world's leading spirits and wine company with a portfolio of brands enjoyed in over 200 countries. Its lineup of brands is extensive, and until recently, its promotional activities had been handled by a number of different agencies. Over the past two years Mosaic has conducted work for GUDV in all of its five regions in the US.

Mosaic's programs over the years have taken the GUDV experience farther in a way that is cost effective for GUDV. Our on and off-premise programs have revitalized GUDV brands and achieved tremendous conversion rates.

By providing these types of immediate and measurable results, we further entrenched ourselves with GUDV. We have become GUDV's most valued and trusted outsourcing partner as evidenced by Mosaic winning 100 percent of the work in two regions, 30 percent in the third region, and occasional work in the remaining two.

We have taken the GUDV brands even farther.

AT&T Wireless

Mosaic's US Sales Service business has won a new contract to provide sales and merchandising support to AT&T Wireless. Thanks in large part to a referral from Paradigm, Mosaic now provides sales and merchandising support to AT&T Wireless' retail partners on a fee for service basis, in addition to the customer acquisition services provided by Paradigm Direct.

This referral is just one example of the great things that can be accomplished when our units understand each other's businesses and work in partnership to benefit our clients.

We have taken our relationship with AT&T Wireless farther.

In total these five contracts are expected to represent approximately $85 million in revenue for 2002. This is a significant step towards closing our new business gap for 2002.

Taking Our Management Team Farther

We continue to put the required infrastructure in place to support our growth and development. To that end we have completed the build of an exceptionally talented senior management team. Over the past six months we have made the following appointments:

Colin Moore – President

Clint Becker – Senior Vice President and Chief Financial Officer

David Thacker – Vice President Human Resources
Dominic Ieraci – Vice President Finance
Catherine Barbaro – Vice President Legal and Corporate Secretary
Brian Meagher – COO North America
Ed Brown – COO Europe
Ben Kaak – COO Performance Marketing

We completed this team in May with the appointment of Colin Moore. Colin has assumed leadership responsibility for all of Mosaic's operating divisions, reporting directly to me.

Colin has more than 20 years of international marketing, sales and general management experience in the consumer goods and restaurant industries, most recently as Senior Vice President of Tricon Global Restaurants International. From 1996 to 2000, Colin was the President of Tricon Canada where he led the Canadian KFC, Pizza Hut and Taco Bell restaurant chains. Prior to returning to Canada, Colin spent 8 years in the United States in a variety of senior marketing and operational executive positions with both KFC and Pepsi.

Colin has committed much of his time to assessing the operating metrics of our Company. Together with his team, Colin will continue to monitor and make the necessary modifications to our infrastructure, our cost structure and our business development strategies.

Assembling a team with such strong marketing skills, business development skills and operating skills is a major accomplishment for Mosaic. Along with myself, this team will ensure Mosaic's continued success into the future.

Taking Our Financial Structure Farther

In June Mosaic completed a private placement of US$57 million in Canadian Originated Preferred Securities ("COPrS"). The issue was placed with the US investment arms of three major insurance companies and was arranged by Merrill Lynch.

The proceeds of the issue were used to pay down amounts drawn on Mosaic's existing $400 million revolving senior credit facility. This now gives us the financial flexibility and the stable platform we need to grow our business farther in the future.

Taking Our Results Farther

We are leaders in determining where the trends will be and then developing new marketing space to take advantage of those trends. We provide our clients with immediate and measurable results. These are results that get them sales. These are results that bring them back to Mosaic for bigger and better programs.

We have now posted 19 consecutive quarters of year over year growth, and we continue to outperform our peers. It is not part of the Mosaic culture to be complacent. I commit to you that we will continue to work towards increased growth and increased shareholder value.

We will continue to take Mosaic farther.

G. Michael Preston
Chairman and Chief Executive Officer

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months and the six months ended June 30, 2001 with comparatives for the same periods in 2000. This excludes the impact on operating results of Mosaic's exit from its Continental European operations, which have been separately disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operating results for the second quarter of 2001 as well as year-to-date figures continue along a strong growth trend as illustrated by our key performance indicators:

- Revenues for the quarter were $213 million, up 93% over the same quarter in 2000. For the six months ended June 30th, the increase was 91%.
- EBITDA from continuing operations for the second quarter increased by 53% to $23.2 million from $15.2 million in 2000. Cumulative results for the first six months showed an increase of 63% to $40.8 million from $25.0 million in 2000.
- Earnings from continuing operations before goodwill charges ("cash earnings") for the quarter were $11.7 million, up 31% over the same period last year, and higher by 36% for the first half of the year at $18.8 million.
- Diluted cash earnings per share from continuing operations ("cash EPS") rose by 25% to $0.15 per share. The increase for the first six months was 33% over the corresponding period in 2000.
- Diluted EPS from continuing operations were $0.12, an increase of 20% over second quarter of 2000. Year to date, diluted EPS increased by 29%.

OPERATING RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2001, COMPARED TO THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000

Revenues for the second quarter grew 93% over the same period in 2000, and on a year to date basis increased 91% over the first six months of 2000.

Pro forma organic revenue growth in the second quarter was 34% in local currency terms with a year to date growth of 32%. Organic growth has been calculated on a pro forma basis to include operating results for Paradigm Direct in the same periods in 2000. The overall impact of exchange rate movements on revenues in the second quarter and the first six months was not significant, with a stronger US dollar offsetting a weaker British pound.

Within Mosaic's various reporting segments, North America posted revenue growth in the second quarter of 7% over last year. The overall revenue increase is $21 million year to date or 20%. Revenue growth in the data collection business in the US was a significant contributor to this increase.

The Performance Marketing segment grew by $96 million in the second quarter of 2001 and $166 million in the first half mainly due to the inclusion of the Paradigm Direct business in the current year. Paradigm continues to experience significant revenue growth from its major clients as well as from new business wins since its acquisition.

Within Mosaic's UK & Ireland segment, second

quarter revenues rose $2.1 million over the same period last year. The revenues for the first six months of 2001 were lower than in the prior year, mainly due to the previously reported decline in the learning and development business, and the negative impact of exchange rate movements with the weakening of the British pound.

Management estimates that third quarter revenues will be $225 million to $235 million while full year revenues are now expected to exceed $825 million.

Gross Profit for the second quarter has increased by $19 million or 48% to $58 million. When expressed as a percentage of revenue, this dropped from 36% in the second quarter of 2000 to 27% for the second quarter of 2001. In the second quarter and in the first half of 2001, gross profit as a percent of revenues was lower than in the previous year but was in line with management expectations, and was mainly due to the change in the revenue mix arising from the acquisition of Paradigm.

Looking forward to the balance of the year, management expects gross profit as a percentage of revenues to be in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses in the second quarter of 2001 increased by $11.0 million over last year. This represents a 45% increase which when combined with Q1 results, translates into a year-to-date increase of $22.1 million or 48% for 2001. This increase is mainly due to the inclusion of Paradigm in the current year. Also, as previously reported, various units have undergone reorganization and rationalization over the first half of the year, which will positively impact SG&A during the latter half of this year.

Although SG&A expenses have increased on a year over year basis, these expenses have not increased as a percentage of revenues. SG&A as a percent of revenue decreased to 16% in the second quarter of 2001 from 22% in the prior year. The change in the business mix and the impact of the reorganization in some of Mosaic's units are the main reasons for this improvement. This is offset partly by higher SG&A expenses as a percentage of revenues in the UK and an increase in corporate costs. In comparing the first six months of 2001 to the same period in 2000, the trend is consistent, as this percentage dropped from 23% to 18%.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) showed a growth of 53% over 2000 reaching $23.2 million for the second quarter this year. This growth is also reflected in EBITDA for the first six months of 2001, which increased 63% on a year-over-year basis. This is mainly due to the acquisition of Paradigm, offset partly by lower earnings in the UK operations as well as higher corporate costs.

EBITDA as a percentage of revenues for the second quarter of 2001 was 11%, compared to 14% last year. This is mainly due to the change in the composition of Mosaic's business, and is in line with management's expectations.

For the full year 2001, management anticipates EBITDA to be approximately $96 million.

Depreciation and other amortization expenses were higher in the second quarter of 2001 compared to the previous year, however this increase was approximately in line with the revenue growth. The year-to-date expense rose from $3.2 million or 1.6% of revenues in 2000 to $6.6 million or 1.7% of revenues in the current year. The increase reflects depreciation expense recorded on capital assets purchased mainly in 2000, as well as the inclusion of depreciation from Paradigm and Mosaic InfoForce, both of which were not acquired or set up until the latter half of 2000.

Interest costs were $5.0 million in the current quarter, an increase of $3.3 million from $1.7 million

for the same period last year. This was due to higher utilization of debt facilities, required primarily to finance the acquisition of Paradigm in the fourth quarter of 2000.

Interest costs are expected to decrease in the second half of the year due to the reduction in debt enabled by strong cash flows and the proceeds from the private placement of equity instruments in June 2001.

Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's current debt level, the credit spread on the debt facility is 1.4%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 7.25% and on $50 million of Canadian dollar debt at 6.59%, given the current credit spread on the debt facility.

Income Taxes as a percentage of earnings from continuing operations before taxes and goodwill charges were 24% for the second quarter and the first half of 2001, a drop from 25% for the same periods in 2000. These percentages remained low due to the effective use of tax planning strategies. Management expects that the overall tax rate for fiscal 2001 will be in the range of 22% to 24%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations were $11.7 million for the quarter, up 31% from $8.9 million in the second quarter of 2000. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers who generally use pooling of interests accounting for business combinations and thereby avoid goodwill charges.

Diluted cash EPS was $0.15 in the quarter, a 25% improvement from $0.12 in the prior year. For the first six months of 2001 diluted cash EPS was $0.24, up 33% over last year.

The full-year 2001 diluted cash EPS is expected to be approximately $0.62.

Goodwill charges, net of income taxes, were $2.5 million for the second quarter of 2001 and $5.1 million for the first half of the year. This represents an increase of $1.0 million for the quarter and $2.2 million year-to-date. The increase was mainly due to the acquisitions in the previous year, the most significant being that of Paradigm Direct in the last quarter of 2000.

Full-year goodwill charges should approximate $9 to $10 million.

Earnings from continuing operations rose 23% to $9.2 million in the second quarter of 2001. For the first six months of 2001, earnings from continuing operations were $13.7 million, an increase of 26% from the previous year.

Diluted earnings per share from continuing operations were $0.12 for the second quarter and $0.18 for the first six months of 2001. In comparison to the prior year, this represents a 20% increase in the second quarter and a 29% increase for the first half of 2001. As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants.

The Company anticipates that the full year 2001 diluted EPS from continuing operations will be approximately $0.50 versus $0.41 for 2000, restated from the previously reported $0.42 to reflect retroactive adoption of the treasury method of calculating EPS. For the third quarter of 2001, diluted EPS from continuing operations is anticipated to be in the range of $0.16 to $0.17, compared to third quarter 2000 EPS of $0.15 as restated from $0.16 to reflect retroactive adoption of the treasury method of calculation.

Discontinued Operations

During the first half of 2001, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million. Management does not anticipate any further charges related to the exit from Continental Europe.

Foreign Currency Risk

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are partially hedged as the monies borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. Mosaic does not have any pound sterling denominated debt, but has entered into £7.9 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001. In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$14.5 million for the rest of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

Outstanding Shares

At June 30, 2001, Mosaic had approximately 76 million common shares outstanding, and 78 million shares on a diluted basis. The difference between the number of basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

No significant transactions occurred in the second quarter of 2001 that would have a material impact on the number of shares outstanding.

Liquidity and Capital Resources

Mosaic completed a private placement of US$57 million of **Canadian Originated Preferred Securities (COPrS)** in June 2001. These equity instruments have been issued in the form of unsecured senior subordinated notes with an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the company by a trustee to be appointed for that purpose. Accordingly, these securities are included in shareholders' equity and any distributions thereon, net of taxes, are recorded as a reduction of retained earnings. The proceeds from this issue have been applied towards the reduction of bank debt.

Cash generated from continuing operations in the second quarter of 2001 was $15.7 million, an improvement from $12.0 million during the same period in 2000. For the first six months of 2001, cash flow from continuing operations improved by $8.4 million compared to the same period last year. The increase arises mainly from strong earnings growth and higher non-cash charges during the current year.

Financing activities generated $12.3 million of cash in the second quarter and used $1.6 million over the first six months. The Company reduced net debt by $86.1 million over the six-month period ended June 30, including $71.9 million during the second quarter. Common shares issued, net of repurchases, generated $0.3 million in the second quarter, and the placement of equity instruments discussed above raised $83.9 million.

Investing activities used $5.9 million of cash in the second quarter of 2001 for a total of $13.8 million over the first six months of the year. Acquisition costs, and payments pursuant to contingent consideration

agreements related to acquisitions from prior years used $2.9 million of cash during the quarter and $4.9 million during the first half of 2001. In addition, $2.5 million was used to acquire property and equipment for the continuing operations during the second quarter of this year.

Mosaic's **debt position, net of cash** was $153 million at June 30, 2001, drawn almost entirely from Mosaic's syndicated revolving debt facility. In total, $400 million is available under this facility, which is fully committed without amortization or reduction until October of 2003. On each anniversary date, the commitment is renewable for an additional three years. By actively focusing on paying down the amount owed under this facility, Mosaic intends to reduce this debt to $110 million by the end of the fiscal 2001.

In April 2002 Mosaic will be required to pay the contingent consideration related to the acquisition of Paradigm Direct. Mosaic expects to pay approximately US$100 million to US$125 million should the operating results of Paradigm continue to reflect the success rate achieved in the last two quarters. This payment may be made in cash or shares at Mosaic's option. Mosaic anticipates that approximately 50% of the payment will be made in shares.

Mosaic's level of **shareholders' equity** was $298.4 million at June 30, 2001, up from $206.2 million at December 31, 2000. The increase resulted from:

- The issuance of $85.3 million in COPrS net of costs & income taxes;
- The issuance of $6.9 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\Drive and Pentagon, $0.8 million under Mosaic's Employee Share Purchase and Option plan and $1.7 million upon exercise of employee share options, partially offset by the repurchase of $0.6 million in shares under the Company's Normal Course Issuer Bid and $0.4 million of other share cancellations;
- Net earnings of $5.4 million and a reduction of $1.3 million in retained earnings due to a loss on the repurchase of shares at prices in excess of the average issue price;
- A change of $4 million in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations.

The Company to date has not paid any dividends on its common shares, and does not intend to do so in 2001.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Consolidated Statements of Operations

(Unaudited) *(In thousands of dollars, except per share amounts)*	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Revenues	$ 213,038	$ 110,258	$ 384,880	$ 201,385
Direct costs	154,690	70,878	275,761	130,099
Gross profit	58,348	39,380	109,119	71,286
Selling, general and administrative	35,148	24,169	68,323	46,238
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	23,200	15,211	40,796	25,048
Depreciation and other amortization	3,203	1,596	6,620	3,178
Interest, net	4,959	1,691	10,008	3,431
Minority interest	(334)	16	(629)	57
Earnings from continuing operations before income taxes and goodwill charges	15,372	11,908	24,797	18,382
Income taxes:				
Current	2,946	2,244	4,826	3,536
Future	711	718	1,181	1,020
	3,657	2,962	6,007	4,556
Earnings from continuing operations before goodwill charges	11,715	8,946	18,790	13,826
Goodwill charges, net of income taxes	2,543	1,514	5,096	2,933
Earnings from continuing operations	9,172	7,432	13,694	10,893
Loss from discontinued operations, net of income taxes	—	(1,142)	—	(1,382)
Loss on divestiture or discontinuance of operations, net of income taxes of $5,000	—	—	(8,324)	—
Net earnings	$ 9,172	$ 6,290	$ 5,370	$ 9,511
Earnings per share:				
Basic	$ 0.12	$ 0.09	$ 0.07	$ 0.13
Diluted	$ 0.12	$ 0.08	$ 0.07	$ 0.13
Earnings per share from continuing operations before goodwill charges:				
Basic	$ 0.15	$ 0.12	$ 0.25	$ 0.19
Diluted	$ 0.15	$ 0.12	$ 0.24	$ 0.18
Earnings per share from continuing operations:				
Basic	$ 0.12	$ 0.10	$ 0.18	$ 0.15
Diluted	$ 0.12	$ 0.10	$ 0.18	$ 0.14
Weighted average number of shares outstanding (in thousands):				
Basic	76,018	71,822	75,526	71,394
Diluted	77,715	75,522	77,091	75,255

See accompanying notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of dollars, except per share amounts)	Three months ended June 30 2001	Three months ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Cash provided by (used in):				
Operations:				
Earnings from continuing operations	$ 9,172	$ 7,432	$ 13,694	$ 10,893
Items not involving cash:				
Depreciation and other amortization	3,203	1,596	6,620	3,178
Non-cash interest and finance costs	434	188	856	376
Future income taxes	711	718	1,181	1,020
Goodwill charges	2,543	1,514	5,096	2,933
Other	(334)	515	(629)	56
Cash flow from continuing operations	15,729	11,963	26,818	18,456
Net change in non-cash operating working capital from continuing operations	(20,900)	487	(19,976)	2,218
	(5,171)	12,450	6,842	20,674
Financing:				
Issue of common shares, net of costs and share repurchases	277	1,186	587	5,176
Issue of equity instruments, net of costs	83,893	–	83,893	–
Proceeds on issue of long-term debt	300	24,690	24,300	34,440
Repayment of long-term debt	(71,648)	(9,222)	(107,647)	(14,218)
Decrease in bank indebtedness	(558)	(940)	(2,751)	(3,149)
	12,264	15,714	(1,618)	22,249
Investments:				
Acquisition of businesses, net of cash acquired, continuing operations	(2,938)	(14,023)	(4,895)	(24,373)
Additions to property and equipment, continuing operations	(2,532)	(2,952)	(6,691)	(7,139)
Additions to other long-term assets, continuing operations	(405)	(675)	(2,259)	(2,577)
	(5,875)	(17,650)	(13,845)	(34,089)
Impact of foreign exchange effect on cash	(105)	69	95	–
Net cash used in discontinued operations	(1,335)	(990)	(5,446)	(1,531)
Increase (decrease) in cash position	(222)	9,593	(13,972)	7,303
Cash, beginning of period	1,663	7,746	15,413	10,036
Cash, end of period	$ 1,441	$ 17,339	$ 1,441	$ 17,339
Cash flow from continuing operations per share:				
Basic	$ 0.21	$ 0.17	$ 0.36	$ 0.26
Fully diluted	$ 0.20	$ 0.16	$ 0.35	$ 0.25

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.
See accompanying notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)	June 30, 2001 (Unaudited)	December 31, 2000 (Audited)
Assets		
Current assets:		
Cash	$ 1,441	$ 15,413
Accounts receivable	128,165	77,387
Work in progress and unbilled revenue	21,066	23,430
Inventory and other current assets	17,262	16,299
Net assets of discontinued operations	—	5,781
	167,934	138,310
Property and equipment	46,869	45,763
Goodwill, net of accumulated amortization	421,632	430,824
Future income taxes	7,294	7,020
Other assets	24,915	26,168
	$ 668,644	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 394	$ 3,145
Accounts payable and accrued liabilities	144,189	129,130
Deferred revenue	28,155	23,576
Accrued acquisition liabilities	26,954	38,424
Income taxes payable	920	2,424
Current portion of long-term debt	238	272
	200,850	196,971
Long-term debt	153,982	227,337
Future income taxes	12,710	14,287
Minority interest	2,735	3,321
Shareholders' equity:		
Share capital	279,661	187,442
Foreign currency translation adjustment	(17,608)	(13,630)
Retained earnings	36,314	32,357
	298,367	206,169
	$ 668,644	$ 648,085

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited) (In thousands of dollars)	Three months ended June 30 2001	Three months ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Retained earnings, beginning of period	$ 27,458	$ 33,676	$ 32,357	$ 30,455
Net earnings	9,172	6,290	5,370	9,511
Repurchase of shares in excess of average issue price	(191)	–	(1,288)	–
Distributions on equity instruments, net of income taxes of $102	(125)	–	(125)	–
Retained earnings, end of period	$ 36,314	$ 39,996	$ 36,314	$ 39,966

See accompanying notes to Financial Statements.

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

Equity instruments:

The Company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares. Accordingly, these securities are included in shareholders' equity and any distributions thereon, net of income taxes, are recorded as a reduction of retained earnings.

Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less the distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

2. SHARE CAPITAL

Equity instruments - Canadian Originated Preferred Securities (COPrS):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 and an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the Company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

3. COMPARATIVE FIGURES

During the first half of 2001, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. The results of these operations and the loss on divestiture or discontinuance have been disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations.

4. SEGMENTED INFORMATION

During the first quarter of 2001, the Company established the Performance Marketing division with the integration of Paradigm Direct and eForce. With this, the Company's continuing operations have three operating segments: North America, Performance Marketing and the United Kingdom and Ireland. Segmented reporting for 2000 has been restated to reflect the presentation adopted in the current year.

4. Segmented information (continued):

The determination of business segments is based on the identification of the core management teams which operate the Company's business in its principal geographic markets, and the inherent operating risks of those segments.

The accounting policies of the segments are the same as those described in the Company's 2000 annual report and in note 1 above. The Company evaluates performance based on profit or loss before interest, income taxes, non-recurring gains or losses, foreign exchange gains or losses and goodwill charges in relation to the net investment in the operating segment. The Company considers the net investment to be total assets, less current liabilities adjusted to exclude cash, bank indebtedness and the current portion of long-term debt.

Three months ended and as at June 30, 2001 (In thousands of dollars)	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 66,536	$ 99,016	$ 47,486	$ –	$ 213,038
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 7,636	$ 13,890	$ 4,192	$ (2,518)	$ 23,200
Depreciation and other amortization	1,564	611	724	304	3,203
Earnings (loss) before interest, income taxes and goodwill charges	$ 6,072	$ 13,279	$ 3,468	$ (2,822)	$ 19,997
Goodwill charges, net of income taxes	$ 673	$ 785	$ 1,085	$ –	$ 2,543
Investments during the year:					
Capital assets, excluding goodwill	2,116	565	(227)	78	2,532
Goodwill	–	–	–	–	–
Net investment, end of the period	$ 146,659	$ 197,036	$ 120,309	$ 2,981	$ 466,985

Three months ended and as at June 30, 2000 (In thousands of dollars)	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 61,915	$ 2,992	$ 45,351	$ –	$ 110,258
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 7,653	$ 396	$ 8,024	$ (862)	$ 15,211
Depreciation and other amortization	795	100	660	41	1,596
Earnings (loss) before interest, income taxes, and goodwill charges	$ 6,858	$ 296	$ 7,364	$ (903)	$ 13,615
Goodwill charges, net of income taxes	$ 614	$ –	$ 900	$ –	$ 1,514
Investments during the year:					
Capital assets, excluding goodwill	1,145	99	1,653	55	2,952
Goodwill	4,815	–	4,380	–	9,195
Net investment, end of the period	$ 136,273	$ 11,445	$ 103,777	$ 21,484	$ 272,979

Six months ended and as at June 30, 2001 (In thousands of dollars)	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 124,336	$ 171,736	$ 88,808	$ –	$ 384,880
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 12,687	$ 22,815	$ 9,106	$ (3,812)	$ 40,796
Depreciation and other amortization	3,473	1,074	1,718	355	6,620
Earnings (loss) before interest, income taxes and goodwill charges	$ 9,214	$ 21,741	$ 7,388	$ (4,167)	$ 34,176
Goodwill charges, net of income taxes	$ 1,344	$ 1,561	$ 2,191	$ –	$ 5,096
Investments during the year:					
Capital assets, excluding goodwill	3,853	2,318	432	88	6,691
Goodwill	–	–	–	–	–
Net investment, end of the period	$ 146,659	$ 197,036	$ 120,309	$ 2,981	$ 466,985

Six months ended and as at June 30, 2000 (In thousands of dollars)	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 103,299	$ 5,737	$ 92,349	$ –	$ 201,385
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 11,295	$ 791	$ 14,452	$ (1,490)	$ 25,048
Depreciation and other amortization	1,544	199	1,353	82	3,178
Earnings (loss) before interest, income taxes and goodwill charges	$ 9,751	$ 592	$ 13,099	$ (1,572)	$ 21,870
Goodwill charges, net of income taxes	$ 1,210	$ –	$ 1,723	$ –	$ 2,933
Investments during the year:					
Capital assets, excluding goodwill	2,769	99	4,216	55	7,139
Goodwill	4,815	–	14,120	–	18,935
Net investment, end of the period	$ 136,273	$ 11,445	$ 103,777	$ 21,484	$ 272,979

Geographic Information:

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

For the three months ended and as at June 30 (In thousands of dollars)	Revenues		Capital assests and goodwill	
	2001	2000	2001	2000
Canada	$ 33,507	$ 36,464	$ 56,032	$ 53,885
United States	130,205	28,443	286,369	71,938
UK and Ireland	49,326	45,351	126,100	108,501
	$ 213,038	$ 110,258	$ 468,501	$ 234,324

For the six months ended and as at June 30 (In thousands of dollars)	Revenues		Capital assests and goodwill	
	2001	2000	2001	2000
Canada	$ 62,217	$ 62,151	$ 56,032	$ 53,885
United States	230,277	46,885	286,369	71,938
UK and Ireland	92,386	92,349	126,100	108,501
	$ 384,880	$ 201,385	$ 468,501	$ 234,324

Corporate Directory

Corporate office

469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Telephone: (416) 588-7788
Fax: (416) 813-0970
www.mosaicgroupinc.com

Shareholder inquiries

Clint Becker
Senior Vice President and Chief Financial Officer
beckerc@mosaicgroupinc.com

Donna Cox-Davies
Director of Communications
cox-daviesd@mosaicgroupinc.com

Share exchange

Toronto Stock Exchange

Trading symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One, NA, Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel

McCarthy Tétrault, Toronto, Ontario, and London, England
Testa, Hurwitz & Thibeault, Boston, Massachusetts

Transfer agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors

Independent Directors

Paul Alofs
Past President, Strategic Business Units
MP3.com

William Biggar
Past Executive Vice President and Chief Financial Officer
Cambridge Shopping Centres

Robert B. Matthews
President
Manitou Capital Corporation

Theodore Sands
President
HAAS Capital, LLC

Raymond Verdon
Past President
Nabisco Biscuit Company, US

Management Directors

Anthony LaSorda
Vice-Chairman and Chief Development Officer North America

G. Michael Preston
Chairman and Chief Executive Officer

Officers

G. Michael Preston
Chairman and Chief Executive Officer

Colin Moore
President

Clint Becker
Senior Vice President and Chief Financial Officer

David Thacker
Vice President Human Resources

Dominic Ieraci
Vice President Finance

Catherine Barbaro
Vice President Legal and Corporate Secretary

Ben Kaak
Executive Vice President and Chief Operating Officer Performance Marketing

Brian Meagher
Chief Operating Officer North America

Ed Brown
Chief Operating Officer Europe




MOSAIC
www.mosaicgroupinc.com

3

taking it farther.

MOSAIC GROUP INC. 2001 THIRD QUARTER REPORT



DaimlerChrysler • Sega • Cadbury Trebor Bassett
Toshiba • General Mills • Colle McVoy • Coca-Cola
United Distillers & Vintners • Procter & Gamble
Orange • BSkyB • Kodak • Mead Johnson • Nestlé
Epson • Golden Wonder • Reebok • Tetley • Intel
Siemens • Entertainment UK • Rothmans • Unilever
Information Resources • American Express • Telus
Microsoft • Canadian Imperial Bank of Commerce
Compaq • Wesleyan • GlaxoSmithKline • Metris
Iomega • Olympus • Scottish & Newcastle • Labatt
DIRECTV • Bacardi • TD Canada Trust • Kraft
OshKosh • 20th Century Fox • Warner Brothers
Vivendi Universal • Sainsbury's • Disney Channel
Bristol-Myers Squibb • Esso • Corby Distilleries
Paramount Studios • Prudential • General Motors
Pfizer • BMG Music • Columbia Tri-Star • Sony
AT&T Wireless • Levi's • Toys "R" Us • Equifax
Hewlett-Packard • Barclays • Minute Maid • Texaco
Cadbury Trebor Allan • OnDigital • New Power

Financial Highlights

THREE MONTHS ENDED SEPTEMBER 30 (IN THOUSANDS OF DOLLARS)	2001	2000	1999	1998	1997
Revenues	$ 209,377	$ 146,511	$ 111,992	$ 88,070	$ 39,563
Gross Profit	60,162	52,003	38,402	27,027	12,346
EBITDA [1]	25,906	21,427	12,766	9,171	3,859
Earnings from continuing operations before goodwill charges	13,905	13,265	7,266	4,417	1,809
Earnings from continuing operations	11,334	11,676	6,094	3,519	1,473
PER SHARE AMOUNTS					
Diluted earnings from continuing operations before goodwill charges					
GAAP	$ 0.16	$ 0.18	$ 0.10	$ 0.07	$ 0.05
Pro Forma [2]	0.12	n/a	n/a	n/a	n/a
Diluted earnings from continuing operations					
GAAP	$ 0.13	$ 0.15	$ 0.08	$ 0.06	$ 0.04
Pro Forma [2]	0.09	n/a	n/a	n/a	n/a

Revenues
(in millions of dollars)



225
200
175
150
125
100
75
50
25
0
1997
1998
1999
2000
2001

EBITDA
(in millions of dollars)



30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Earnings before goodwill charges
(in millions of dollars)



14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1997
1998
1999
2000
2001

The above financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations.

[1] Earnings from continuing operations before interest, minority interest, income taxes, depreciation and amortization.

[2] Pro Forma diluted earnings per share reflects the impact of the Paradigm Earnout as if it had occurred on January 1, 2001. Refer to note 5 of the September 30, 2001 consolidated financial statements for assumptions underlying the determination of Pro Forma earnings per share calculations.

Letter to Shareholders

The third quarter of 2001 was one of tremendous change for Mosaic – one that launched us into our next level of development. We took action on a number of fronts to ensure that, even in these economically uncertain times, we will continue to grow stronger and improve our performance.

Paradigm Earnout Finalized

Our shareholders told us the issue of the Paradigm earnout made Mosaic a less attractive investment. This quarter we undertook negotiations with the former Paradigm shareholders to settle this earnout with an agreement signed on November 6th, 2001. Based on the closing price of Mosaic's common shares the day before the earnout was finalized, the payment will be in the range of US$84 to US$89 million – far less that the US$100 to US$125 million we had estimated last quarter.

This is good news for Mosaic for several reasons:

- It is a fair deal for all interested parties – shareholders, lenders and the former Paradigm shareholders;
- It clears up the outstanding share dilution and debt leverage issue and provides balance between the two;
- It let's us get back to business. This issue has been a distraction and now we can concentrate on growing the business;
- Our debt levels following the earnout will be manageable with the terms of the agreement giving us financial flexibility going forward; and
- It demonstrates that the former Paradigm shareholders are committed to doing what's right for the business.

CEO Appointment

In our continuing focus to build a high impact team of senior managers, we put the final piece in place with the appointment of Marc Byron to the position of Vice Chair. Effective January 1, 2002, Mr. Byron will succeed me as Chief Executive Officer. I will remain Chairman of the Board.

Mr. Byron was identified by me, by the organization, and by the Board, as a results driven leader. As CEO of Paradigm and COO of Mosaic's Performance Solutions business, Mr. Byron demonstrated his ability to achieve outstanding results. He motivates those around him, delivers great value to our clients and in turn to our Company. He is considered a pioneer in the US marketing industry and has a solid track record in building businesses organically.

Adjusting Operating Metrics

We have been extremely active in both the UK and North America, making changes in our operations to increase our efficiency, our effectiveness and to reduce overhead costs.

Mosaic's President Colin Moore has spent the past three months identifying strengths, eliminating duplication, adjusting our metrics and exiting unprofitable programs. This is all part of our goal to better integrate Mosaic's many businesses, to enhance EBITDA performance and to adjust our business to the slowdown in the economy. Major steps included:

- Reducing Mosaic's headcount in Canada, the US and the UK by 127 at a cost of $3.6 million, for an annualized savings of over $11 million;
- Changing the organizational structure and integrating multiple units into three services groups in the UK – sales solutions, marketing solutions and performance solutions;
- Initiating shared back office services and group purchasing programs for Selling, General and Administrative (SG&A) items; and
- Exiting client programs that are not profitable.

Mosaic also undertook two major thrusts to improve revenue generation:

- Changing all subsidiary names to the Mosaic name. There is strength to be gained by identifying ourselves as one strong organization rather than a fragmented one. Additionally it will facilitate an integrated cross-selling approach; and
- Mr. Byron began the development of a Mosaic-wide sales development initiative to pursue the largest possible opportunities for the organization.

Third Quarter Results

Although we are excited about the future of Mosaic, results for the quarter are less than satisfactory. We experienced year over year reductions in revenues primarily in the UK, and to a lesser extent Canada. Although these declines are disappointing, they are consistent with what is happening in the industry.

One area where we can identify specific revenue declines came as a result of the September 11th terrorist attacks. Our Performance Solutions group, formerly known as Paradigm Direct, had an effective halt in its activities for the 10 days immediately following the attacks. The impact was a reduction in revenues between $15 to $17 million and $2.3 to $2.5 million in earnings, or about $0.02 to $0.03 per share.

We could use the excuse of September 11th and the softening economy to explain our performance, but the reality is this was not the only contributing factor to our weaker than expected results. We have, however, taken and continue to take, proactive steps to reduce our cost structure and right size our organization.

We have fully detailed the key influences on our earnings in the Management Discussion and Analysis that follows.

Going Forward

Mosaic is now maturing from a rollup company of 27 acquisitions to that of an integrated operating company. It was our vision to search out and bring together companies that were leaders in their own field. We now have the platform to build the world's premiere marketing solutions company. And now, with Marc Byron as CEO, our employees, our clients and our shareholders will see us emerge as world leaders in our core areas of strength – customer acquisition through direct marketing, and sales solutions. These are areas where we will be dedicating our resources going forward.

Although we will be facing a continued recession and resulting margin pressures from our clients in 2002, we are encouraged by the robust new business pipeline already established.

The increased focus on our core strengths and business development initiatives has positioned us to take advantage of any upturn in the economy. When businesses emerge from this recession, Mosaic's established platforms will enable clients to ramp up their sales efforts, without adding additional expensive headcount or expensive infrastructures.

I am excited about the outlook for Mosaic going forward and its further development under the guidance and leadership of Mr. Byron and his management team.

G. Michael Preston
Chairman and Chief Executive Officer

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months and the nine months ended September 30, 2001 with comparatives for the same periods in 2000. This analysis excludes the impact on operating results of Mosaic's exit from its Continental European operations, which have been separately disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Paradigm Direct Earnout

As stated in the 2001 second quarter report to shareholders:

> "In April 2002 Mosaic will be required to pay the contingent consideration related to the acquisition of Paradigm Direct. Mosaic expects to pay approximately US$100 million to US$125 million should the operating results of Paradigm continue to reflect the success rate achieved in the last two quarters. This payment may be made in cash or shares at Mosaic's option."

As a result of the size of the potential earnout payment, management was of the view that it is in the best interest of the Company to provide certainty in respect of the Paradigm Direct earnout ("Paradigm Earnout") because of the potentially significant dilution and/or debt incurrance arising from this earnout obligation. This need arose through a combination of better than expected Paradigm financial performance in 2001, increasing the anticipated size of the earnout payment combined with a significantly lower Mosaic share price.

On November 6, 2001 Mosaic and the former equity holders of Paradigm agreed to amend the merger agreement to fix the amount of the Paradigm Earnout. Under the terms of the amended merger agreement the total value of the Paradigm Earnout, based on the Company's share price on or just prior to the date of the agreement, is approximately US$100 million.

The Paradigm Earnout, as amended, will be satisfied through the issuance of 20,540,000 Mosaic common shares on closing which is expected to occur in January 2002. 75% of the shares issued to senior management employees of Paradigm will be placed in escrow. One third of these shares will be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which US$26.5 million could be payable earlier in certain circumstances. At the option of the Company, up to US$26 million of the cash consideration may be satisfied through the issuance of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 common shares. The parties agreed to the financial terms of the earnout based upon the financial results of Paradigm to date, expected future

financial results and the current trading price of Mosaic shares on the TSE.

As per the terms of the original merger agreement with the equity holders of Paradigm Direct, one of the Company's subsidiaries adopted a Supplementary Management Incentive Plan (the "SMIP") applicable to certain senior management employees of Paradigm. The payments under the SMIP to plan members are contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002 and 2003. These payments, if any, can be satisfied in either cash or shares at Mosaic's option and, if required to be made, will be payable on or after April 1, 2004. The terms related to the SMIP remain unchanged under the amended agreement, except that a minimum Mosaic common share price floor of $1 was established. No current officers or directors of the Company are eligible for any payment under the SMIP.

Mosaic believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

The Paradigm Earnout, as amended, is subject to and conditional upon the approval of Mosaic's shareholders, the listing of the additional Mosaic shares on the TSE and compliance with applicable securities laws.

Management and Board Appointments

Marc Byron, currently Chief Operating Officer of Mosaic Performance Solutions has been appointed as Vice Chairman, immediately and Chief Executive Officer of Mosaic effective as of January 1, 2002. Mike Preston will remain Chairman of the Board. As a result of this move, David Graf, formerly President, Performance Solutions has been appointed to the role of Chief Operating Officer Performance Solutions. Tony LaSorda, Vice-Chairman and Chief Development Officer North America, has resigned his position on Mosaic's Board effective November 2001 and has retired from Mosaic Group. He will continue in a leadership role with Mosaic InfoForce – Mosaic's joint venture initiative with Information Resources Inc.

Mosaic has agreed to appoint two representatives of the former equity holders of Paradigm, one of whom being Marc Byron, to the Board of Directors of Mosaic.

September 11 Impact On Business

As with many companies, the Company was impacted by the terrible events of September 11th and the subsequent economic fallout. The short-term impact of these events was felt in the Performance Solutions business, which is paid commissions for acquiring customers for major brands. In the 10-day period which followed September 11, there was an effective halt in the Performance Solutions consumer-based direct marketing activities. The financial impact was a reduction in revenues in the quarter of approximately $15 million to $17 million and a

corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

Additionally, the anthrax mail threats have forced the Company to re-evaluate how it goes to market in its customer acquisition business. For example, the Company is using less direct mail and is increasing its use of alternate media such as the Internet, telephone and retail kiosks for securing customer acquisitions. In the direct mail segment, the Company is experimenting with the use of postcard format direct mail pieces, snap packs and by using clearly marked, return addressed envelopes often including the logo of the brand being represented. It will take time to assess the longer-term impact of September 11 on costs and customer response rates, but recent results indicate a positive recovery in this business.

Management believes that the longer-term impact of the events on September 11 is to considerably slow economic growth and consumer confidence resulting in a recessionary economic climate in the Company's major markets. The Company is most at risk in connection with services such as traditional direct marketing, event marketing and management, new media services and training which are typically funded through client marketing and training budgets and which may be reduced in uncertain economic times. Such revenues and services represent less than 20% of the Company's revenue base. To date there have been limited marketing program cancellations as a direct result of the September 11th tragedy. The remaining revenues of the Company, or approximately 80%, are typically funded through clients' sales and distribution budgets, which historically have proven less vulnerable to reductions during a recession and in some cases increase during a recession. Such revenues include customer acquisition services, merchandising services, outsourced selling and data collection services. Finally, the Company believes there may be pressure on gross margins across all service offerings as clients become more cost focused.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

While operating results for the third quarter of 2001 as well as year-to-date figures show continued upward growth, results from the United Kingdom and to a lesser degree Canada were less than satisfactory in the most recent fiscal quarter. Key performance indicators for the quarter and year to date are as follows:

- Revenues for the quarter were $209 million, up 43% over the same quarter in 2000. For the nine months ended September 30th, the increase was 71%. Revenues from U.S. operations for the quarter were up approximately $91 million year over year. However, pro forma revenues (which include the fourth quarter 2000 acquisition of Paradigm Direct) contracted by 4% in the quarter in local currency terms in relation to the prior year with improvements in the United States offset by reductions in the United Kingdom and Canada.
- EBITDA from continuing operations for the third quarter increased by 21% to $25.9 million from $21.4 million in 2000. Cumulative results for the first nine months showed an increase of 44% to $66.7 million from $46.5 million in 2000.
- For the nine months ended September 30, 2001 the company eliminated 127 positions resulting in severance and related costs of approximately $3.6 million, reductions which are expected to result in annualized savings of over $11 million,

including approximately $7.7 million in reduced selling, general and administrative ("SG&A") costs.

- The Company terminated two unprofitable direct selling contracts in the UK and restructured its Sainsbury'sMobile program in the quarter. Year-to-date losses on these programs prior to their elimination or restructuring aggregated to $2.7 million.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations for the third quarter and first nine months of 2001 as well as management's 2001 full year estimates:

	Three months ended September 30		Nine months ended September 30		Fiscal 2001 Estimates
	2001	2000	2001	2000	
EPS	$0.13	$0.15	$0.31	$0.30	$0.40 to $0.42
Cash EPS	0.16	0.18	0.40	0.36	0.53 to 0.55
Pro Forma EPS [1]	0.09	n/a	0.19	n/a	0.26 to 0.28
Pro Forma cash EPS [1]	0.12	n/a	0.29	n/a	0.39 to 0.41

[1] Pro Forma EPS reflects the impact of the Paradigm Earnout as if it had occurred on January 1, 2001. The reader is directed to note 5 of the September 30, 2001 consolidated financial statements for assumptions underlying the determination of the Pro Forma earnings per share calculations.

OPERATING RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001, COMPARED TO THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2000

Revenues for the three months ended September 30, 2001 grew by $63 million, an increase of 43% over the same period in 2000. On a year-to-date basis, revenue has grown by $246 million, an increase of 71% over the first nine months of 2000. While overall revenues have grown year-over-year, revenue growth from U.S operations of approximately $91 million was offset by a decline in revenues in Canada and the UK of approximately $28 million. Pro forma revenues during the quarter declined by 4% in local currency terms, while on a year-to-date basis the pro forma growth was 17%. Factoring in exchange rate movements, pro forma revenues declined by 2% in the third quarter of 2001 and grew by 16% during the first nine months.

Revenue declines are attributable to a combination of:

(a) a $15 million to $17 million reduction in revenues in the Performance Marketing business as a direct result of the tragic events of September 11th. Excluding the impact of September 11th, pro forma revenues would otherwise have risen approximately 5% year over year;

(b) insufficient new business development activities, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Management is currently providing greater focus on business development in this market and in developing a long-term business development strategy to reinstate growth;

(c) the loss of several major accounts in both the United Kingdom and Canada due to client spending cutbacks or competitive losses; and

(d) continued softness in discretionary client spending as the economic climate continues to deteriorate.

Management identified business development as a strategic initiative early in the year in light of the softening economic environment, with major selling efforts focused on the United States market. Since the second quarter report to shareholders, the Company has secured a number of major new assignments or test programs set out in the table below which if successful and rolled out could exceed $50 million in annualized revenues.

New Assignments or Test Programs

Microsoft Xbox	United States	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Microsoft XP	United States & Canada	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Uncle Bens	United States	In-store product demonstrations and distribution of samples
DIRECTV	United States	Development and management of Direct TV's enhanced Internet-based Order Management System (OMS) and Web Order Management System
DIRECTV	United States	Acquisition of high speed (DSL) Internet subscribers
Cross Media	United States	Magazine subscription lead generation
Pegasus	United States	Acquisition of satellite TV subscribers
Qwest	United States	Test program to acquire business customers for telecom services
XM Satellite Radio	United States	Training of retail personnel and providing merchandising support
Sainsbury's Energy	United Kingdom	Test program to acquire energy subscribers for the UK retailer
BT Cellnet	United Kingdom	Test program to acquire wireless phone subscribers

Given the deteriorating economic outlook, the impact of anthrax terrorism on direct response rates and the anticipated reduction in client discretionary spend, management estimates fourth quarter revenues to be in the range of $185 million to $205 million, while full year revenues for 2001 are now expected to be in range of $780 million to $800 million compared to previously stated revenue estimates exceeding $825 million.

Looking out at 2002 and given the economic climate, management is of the view that 2002 revenues will remain flat or increase modestly in relation to 2001 levels.

Gross Profit for the third quarter increased by $8.2 million or 16% to $60.2 million when compared to the third quarter of 2000. When expressed as a percentage of revenue, gross profit was

29% of revenues for the third quarter of 2001 and 28% for the first nine months of 2001 compared to 35% in the corresponding periods last year. The decline is partly due to the change in the revenue mix arising from the acquisition of Paradigm Direct combined with increasing budget pressure from certain clients.

Positively impacting gross margins going forward are two developments in the third quarter:

(a) The Company terminated two unprofitable direct selling contracts in the United Kingdom, which resulted in year-to-date losses of over $1.2 million. As a result, approximately 200 program related employees were terminated with such termination costs largely client funded; and

(b) The restructuring of the Sainsbury'sMobile program. Under the terms of agreements with the client J. Sainsbury, a UK grocer, and BT Cellnet, a UK cellular service provider, the Company set up and now manages a mobile wireless network called Sainsbury'sMobile in the United Kingdom (the "Wireless Program"). To August 31, 2001 the Company incurred operating losses aggregating approximately $1.5 million on the Wireless Program as initial customer acquisition levels were lower than planned.

As a result of sophisticated customer testing completed to the end of August 2001, it was determined that customers for the program could be obtained in a cost effective manner with over 6,000 customers enrolled under such tests. As a further outcome, Mosaic, Sainsbury's and BT Cellnet (the "Parties") agreed to change certain terms of the Wireless Program to better incentivize the Parties and more fairly share risk. Further, the Parties have agreed to an expanded launch in the fourth quarter with a view to securing an additional 20 to 30 thousand customers. As a result, the Company had operating earnings on the program in September 2001, and anticipates that the program will continue to be operated profitably going forward.

Looking forward to the balance of the year, management expects gross profit across its entire business as a percentage of revenues to remain in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses in the third quarter of 2001 increased by $3.7 million over last year, representing a 12% increase over 2000.

In aggregate, SG&A expenses have increased on year-to-date basis by 34% mainly due to the inclusion of Paradigm in the current year. Although SG&A expenses have increased on a year over year basis, these expenses as a percentage of revenue decreased to 16% in the current quarter from 21% in the same period last year. For the first nine months of 2001, SG&A expenses decreased to 17% of revenues from 22% in the prior year. The percentage decline is primarily due to the positive impact of Paradigm which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and one-time severance costs.

Coincident with the revenue declines in the United Kingdom and Canada, management has focused on reducing SG&A expenses through head count reductions and tight control of discretionary spending such as travel, combining back offices in the

areas of finance, human resource, IT, and payroll and maximizing benefits enjoyed throughout the group. The following table sets out the reductions in head count, related termination costs and expected annual savings:

Country	Employees Terminated	Termination Costs Incurred	Estimated Annual Saving Cost of Sales	SG&A
United Kingdom	41	$ 2,100,000	$ 250,000	$ 5,150,000
Canada	32	$ 840,000	$ 825,000	$ 1,580,000
United States	54	$ 645,000	$ 2,280,000	$ 950,000
Total	**127**	**$ 3,585,000**	**$ 3,355,000**	**$ 7,680,000**

Management is committed to further reductions in the work force if required to ensure that SG&A levels are in line with the size of the business and its prospects and to ensure that operating margins are maintained.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) grew by 21% for the third quarter, increasing from $21.4 million to $25.9 million. This EBITDA growth trend is also evident in the first nine months of 2001, where EBITDA increased 44% on a year-over-year basis.

EBITDA as a percentage of revenues for the third quarter of 2001 was 12%, compared to 15% last year. This is mainly due to a combination of:

- the impact of September 11th on Mosaic Performance Solutions, which resulted in an estimated negative earnings impact of $2.3 to $2.5 million in the quarter. Excluding the impact of September 11th, EBITDA would have increased by over 30% year over year and the EBITDA margin would have been approximately 13.5%;
- employee related termination costs;
- revenue declines which outpaced reductions in fixed overheads;
- client margin pressure;
- losses on UK direct selling contracts which were terminated in the third quarter;
- losses to August 31, 2001 on the Sainsbury'sMobile program; and
- change in business mix.

For the fourth quarter, management anticipates EBITDA in the range of $21 to $23 million representing an operating margin of 11.0% to 11.5%.

For the full year 2001, management anticipates EBITDA to approximate $88 to $90 million or 11% to 12% of revenues.

Looking out at 2002 and given the economic climate, management is of the view that EBITDA from continuing operations will equal or modestly exceed levels generated in 2001.

Depreciation and other amortization expenses rose by $2.6 million in the third quarter compared to the prior year, representing 2.0% of revenues this quarter compared to 1.1% of revenues in the same period in 2000. The year-to-date expenses rose from $4.8 million or 1.4% of revenues in 2000 to $10.9 million or 1.8% of revenues in the current year. Two major factors resulting in this increase are:

(a) The inclusion of depreciation for Paradigm, which was acquired in the fourth quarter of 2000; and

(b) A significant investment during the three months ended September 30 2001 in equipment used in Mosaic's U.S. data collection business.

Interest costs were $4.0 million in the current quarter, an increase of $1.6 million from the same period last year. Although higher than the prior year, interest expense is lower than the levels recorded in the previous two quarters of 2001 as a result of:

(a) The June 2001, private placement of equity instruments whose proceeds were applied towards a reduction in senior bank debt (the reader is directed to the section entitled Liquidity and Capital Resources); and

(b) A lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced.

Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's current debt level, the credit spread on the debt facility is 1.4%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and on $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Management estimates that the interest expense in the fourth quarter of 2001 will be approximately $3.5 million.

Income Taxes as a percentage of earnings from continuing operations before taxes and goodwill charges were 21% for the third quarter, a decrease from 24% for the same period in 2000. Year-to-date income taxes as a percentage of earnings also illustrate a downward trend, having decreased from 25% in 2000 to 23% in 2001. These percentages remained low due to the effective use of tax planning strategies.

Management expects that the overall tax rate for fiscal 2001 will be in the range of 21% to 23%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations increased to $13.9 million and $32.7 million in the three months and nine months ended September 30, 2001 from $13.3 and $27.1 million in the corresponding periods of 2000. Excluding the September 11th impact, cash earnings would have been over $16 million and more than 20% higher than the prior year. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance.

Diluted cash earnings per share ("EPS") were $0.16 in the quarter compared to $0.18 in the prior year. Excluding the direct impact of September 11th, cash EPS would have been flat or up $0.01 per share

year over year. Year-to-date diluted cash EPS was $0.40, an increase of 11% over the first nine months in 2000.

The full-year 2001 diluted cash EPS is expected to be in the range of $0.53 to $0.55.

Diluted Pro Forma Cash EPS from continuing operations reflecting the impact of the Paradigm Earnout as if it had occurred on January 1, 2001 was $0.12 and $0.29 per share for the three and nine months ended September 30, 2001, respectively with $0.39 to $0.41 estimated for fiscal 2001.

Goodwill charges, net of income taxes, were $2.6 million for the third quarter of 2001 and $7.7 million for the first nine months of the year. This represents an increase over last year of $1.0 million for the quarter and $3.1 million year-to-date. The increase was mainly due to the acquisitions in the previous year, the most significant being Paradigm Direct in fourth quarter of 2000.

Management expects full-year goodwill charges net of tax to approximate $10 million.

Earnings from continuing operations during the third quarter of 2001 were $11.3 million compared to $11.7 million in the same period of 2000. For the first nine months of 2001, earnings from continuing operations were $25.0 million, an increase of 11% over the prior year.

Diluted EPS from continuing operations were $0.13 and $0.31 for the three months and nine months ended September 30, 2001 compared to EPS of $0.15 and $0.30 in the corresponding periods of 2000. Excluding the direct impact of September 11th GAAP EPS would have been flat or up $0.01 per share for the third quarter in comparison to the prior year.

Diluted Pro Forma EPS from continuing operations reflecting the impact of the Paradigm Earnout was $0.09 for the third quarter and $0.19 for the nine months ended September 30, 2001.

Management expects diluted EPS from continuing operations in the fourth quarter to be in the range of $0.09 to $0.11 compared to $0.11 last year with full year EPS in the range of $0.40 to $0.42 compared to $0.41 for 2000. Estimated fiscal 2001 Diluted Pro Forma GAAP EPS from continuing operations reflecting the impact of the Paradigm Earnout as if it had occurred on January 1, 2001 ranges from $0.26 to $0.28.

Discontinued Operations

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million or $0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

Foreign Currency Risk

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are partially hedged as the monies borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. Mosaic does not have any material pound sterling denominated debt, but has entered into £3.6 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001.

In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$6.9 million for the remainder of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

OUTSTANDING SHARES

At September 30, 2001, Mosaic had approximately 76 million common shares outstanding, and 78 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

During the quarter, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the bid will be 3.8 million shares.

As previously set out, the Company will be issuing 20.5 million shares in January 2002 as partial consideration for the Paradigm Earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from continuing operations before working capital changes during the third quarter of 2001 was $19.3 million, an improvement from $15.9 million during the same period in 2000. For the first nine months of 2001, cash flow from continuing operations improved by $11.8 million to $46.2 million in comparison to the same period last year. The increase arises mainly from earnings growth and higher non-cash charges during the current year.

Financing activities generated $4.6 million of cash in the third quarter and $3.0 million over the first nine months of 2001. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). The Company reduced net debt by $75.7 million over the first nine months of the year. During the third quarter, borrowings primarily under the Senior Credit Facility increased by $10.4 million. For the nine months to September 30, 2001, net debt under the Senior Credit Facility was reduced substantially by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $2.6 million for the quarter. Repurchase of common shares, net of shares issued used $3.2 million of cash in the third quarter and $2.6 million year-to-date.

Investing activities used $9.5 million of cash in the third quarter of 2001 for a total of $23.4 million over the first nine months of the year. Acquisition costs, and payments pursuant to contingent consideration agreements related to acquisitions from prior years used $3.5 million of cash during the quarter and $8.4 million during the nine months of 2001. In addition, $5.6 million was used in the quarter to acquire property and equipment for a year-to-date total of $12.3 million. This is lower than the capital expenditure on property and equipment in 2000, which was $7.3 million in the third quarter and $14.4 million in the first nine months and reflects management efforts to minimize non-critical expenditures.

Mosaic's debt position, net of cash was $168 million at September 30, 2001, drawn almost entirely from Mosaic's Senior Credit Facility. It includes $9.6 million of liabilities related to capitalized leases, up from $2.1 million as at December 31, 2000. The increase in capitalized leases arose mainly in the third quarter of 2001 due to the leasing of new handheld computers by the U.S. data collection business.

Mosaic's level of shareholders' equity was $319.8 million at September 30, 2001, up from $206.2 million at December 31, 2000. This increase resulted from:

a) The issuance of $85.3 million (US$ 57 million) in Canadian Originated Preferred Securities ("COPrS");
b) The net issuance of $4.8 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\ Drive and Pentagon, $1.0 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million, net of costs, upon exercise of employee share options, partially offset by the repurchase of $2.6 million in shares under the Company's Normal Course Issuer Bid and $0.4 million of other share cancellations;
c) Net earnings of $16.7 million partially offset by a reduction of $4.2 million in retained earnings due to a loss of $2.8 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $1.4 million, net of income taxes;
d) A change of $11.1 million in the foreign currency translation adjustment due to a strengthening of the U.S. dollar and British pound relative to the Canadian dollar and in respect of Mosaic's net investment in self-sustaining foreign operations.

The Company to date has not paid any dividends on its common shares, and does not intend to do so for the balance of 2001.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury method' and largely harmonizes Canadian standards with those in use in the United States. The impact on the 2000 reported EPS is to reduce the previously reported $0.42 in earnings per share from continuing operations for the nine months ended September 30, 2001 to $0.41 per share to reflect the retroactive adoption of the treasury method in determining EPS.

Commencing in the first quarter of 2002, the Canadian Institute of Chartered Accountants as well as the U.S. Financial Accounting Standards Board will be changing the accounting principles applied to acquisitions and will be effectively eliminating the ongoing amortization of acquisition related goodwill. Additionally, the revised accounting standards will have a more rigorous test to determine whether there has been an impairment in the carrying value of goodwill and other intangibles in the financial statements. The impact of the elimination of goodwill amortization for the Company in 2002 will be to increase diluted earnings from continuing operations

by approximately $0.10 per share before consideration of the impact of the Paradigm Earnout. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Consolidated Statements of Operations

(Unaudited) (In thousands of dollars, except per share amounts)	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Revenues	$ 209,377	$ 146,511	$ 594,257	$ 347,896
Direct costs	149,215	94,508	424,976	224,607
Gross profit	60,162	52,003	169,281	123,289
Selling, general and administrative	34,256	30,576	102,579	76,814
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	25,906	21,427	66,702	46,475
Depreciation and other amortization	4,260	1,634	10,880	4,812
Interest, net	3,981	2,399	13,989	5,830
Minority interest	–	(132)	(629)	(75)
Earnings from continuing operations before income taxes and goodwill charges	17,665	17,526	42,462	35,908
Income taxes:				
Current	3,008	3,409	7,834	6,945
Future	752	852	1,933	1,872
	3,760	4,261	9,767	8,817
Earnings from continuing operations before goodwill charges	13,905	13,265	32,695	27,091
Goodwill charges, net of income taxes	2,571	1,589	7,667	4,522
Earnings from continuing operations	11,334	11,676	25,028	22,569
Loss from discontinued operations, net of income taxes	–	(559)	–	(1,941)
Loss on divestiture or discontinuance of operations, net of income taxes (note 3)	–	–	(8,324)	–
Net earnings	$ 11,334	$ 11,117	$ 16,704	$ 20,628
Earnings per share (note 1):				
Basic	$ 0.13	$ 0.15	$ 0.20	$ 0.29
Diluted	$ 0.13	$ 0.15	$ 0.20	$ 0.27
Earnings per share from continuing operations before goodwill charges (note 1):				
Basic	$ 0.17	$ 0.18	$ 0.41	$ 0.38
Diluted	$ 0.16	$ 0.18	$ 0.40	$ 0.36
Earnings per share from continuing operations (note 1):				
Basic	$ 0.13	$ 0.16	$ 0.31	$ 0.32
Diluted	$ 0.13	$ 0.15	$ 0.31	$ 0.30
Weighted average number of shares outstanding (in thousands):				
Basic	76,074	72,278	75,658	71,461
Diluted	77,660	75,618	77,236	75,148

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) *(In thousands of dollars, except per share amounts)*	Three months ended September 30 2001	 2000	Nine months ended September 30 2001	 2000
Cash provided by (used in):				
Operations:				
Earnings from continuing operations	$ 11,334	$ 11,676	$ 25,028	$ 22,569
Items not involving cash:				
Depreciation and other amortization	4,260	1,634	10,880	4,812
Non-cash interest and finance costs	423	188	1,279	564
Future income taxes	752	852	1,933	1,872
Goodwill charges	2,571	1,589	7,667	4,522
Other	–	(75)	(629)	(19)
Cash flow from continuing operations	19,340	15,864	46,158	34,320
Net change in non-cash operating working capital from continuing operations	(14,597)	(22,425)	(34,573)	(20,207)
	4,743	(6,561)	11,585	14,113
Financing:				
Issue of common shares, net of costs and share repurchases	(3,223)	1,330	(2,636)	6,506
Issue of equity instruments, net of costs	–	–	83,893	–
Proceeds on issue of long-term debt	18,710	15,500	43,010	49,940
Repayment of long-term debt	(7,994)	(3,220)	(115,641)	(17,438)
Increase (decrease) in bank indebtedness	(292)	1,663	(3,043)	(1,486)
Distribution on equity instruments	(2,613)	–	(2,613)	–
Minority investment in subsidiary	–	2,909	–	2,909
	4,588	18,182	2,970	40,431
Investments:				
Acquisition of businesses, net of cash acquired, continuing operations	(3,461)	(2,370)	(8,356)	(26,743)
Additions to property and equipment, continuing operations	(5,560)	(7,289)	(12,251)	(14,428)
Additions to other long-term assets, continuing operations	(495)	(2,803)	(2,754)	(5,380)
	(9,516)	(12,462)	(23,361)	(46,551)
Impact of foreign exchange effect on cash	125	–	220	–
Net cash used in discontinued operations	(306)	(825)	(5,752)	(2,356)
Increase (decrease) in cash position	(366)	(1,666)	(14,338)	5,637
Cash, beginning of period	1,441	17,339	15,413	10,036
Cash, end of period	$ 1,075	$ 15,673	$ 1,075	$ 15,673
Cash flow from continuing operations per share:				
Basic	$ 0.25	$ 0.22	$ 0.61	$ 0.48
Diluted	$ 0.25	$ 0.21	$ 0.60	$ 0.46

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.
See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands of dollars)	September 30, 2001 (Unaudited)	December 31, 2000 (Audited)
Assets		
Current assets:		
Cash	$ 1,075	$ 15,413
Accounts receivable	113,750	77,387
Work in progress and unbilled revenue	29,238	23,430
Inventory and other current assets	25,528	16,299
Net assets of discontinued operations	–	5,781
	169,591	138,310
Property and equipment	57,239	45,763
Goodwill, net of accumulated amortization	448,393	430,824
Future income taxes	6,542	7,020
Other assets	13,162	26,168
	$ 694,927	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 102	$ 3,145
Accounts payable and accrued liabilities	135,599	129,130
Deferred revenue	28,446	23,576
Accrued acquisition liabilities	23,103	38,424
Income taxes payable	3,923	2,424
Current portion of long-term debt	259	272
	191,432	196,971
Long-term debt	169,080	227,337
Future income taxes	11,922	14,287
Minority interest	2,685	3,321
Shareholders' equity:		
Share capital (note 2)	277,560	187,442
Foreign currency translation adjustment	(2,543)	(13,630)
Retained earnings	44,791	32,357
	319,808	206,169
	$ 694,927	$ 648,085

Consolidated Statements of Retained Earnings

(Unaudited) *(In thousands of dollars)*	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Retained earnings, beginning of period	$ 36,314	$ 39,966	$ 32,357	$ 30,455
Net earnings	11,334	11,117	16,704	20,628
Repurchase of shares in excess of average issue price	(1,545)	–	(2,833)	–
Distributions on equity instruments, net of income taxes of $1,074 (nine months $1,176) (note 2)	(1,312)	–	(1,437)	–
Retained earnings, end of period	$ 44,791	$ 51,083	$ 44,791	$ 51,083

See accompanying notes to consolidated financial statements. Subsequent event note 5.

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis

Equity instruments:

Where the company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares, these securities are included in shareholders' equity and any distributions thereon, net of income taxes, are recorded as a reduction of retained earnings.

Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less the distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

2. SHARE CAPITAL

Equity instruments - Canadian Originated Preferred Securities (COPrS):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 and an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

3. DISCONTINUED OPERATIONS

As disclosed in Mosaic's 2000 Annual Report, management determined in February 2001 that the development of the Continental European business was no longer a strategic priority, and as a result decided to divest the Company of its operations in those countries. The measurement date for the purpose of accounting was February 6, 2001. For 2000, the Continental European segment was disclosed as a discontinued operation and goodwill related to those acquisitions was written off as of the end of the year. For 2001, the divestiture of the Continental European segment has been treated for accounting purposes as a discontinued operation with a charge of $8.3 million related to the loss on discontinuance of operations recognized in the first

quarter of 2001. The Company completed the divestment in the first half of 2001 through either the sale or closure of all the businesses involved. The book value of the remaining net assets of the Continental European operations is not material. Management does not anticipate any further charges related to this divestiture. Comparative figures for 2000 have been restated to reflect continuing operations.

4. SEGMENTED INFORMATION

During the period Mosaic changed its basis of presentation of operating segments, with corresponding changes in 2000 comparatives, to better reflect the realignment of its businesses. These businesses exhibit similar economic characteristics driven by the nature of services, the method of delivery and similar long-term financial performance and accordingly have been aggregated.

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

Geographic Information:

For the three months ended and as at September 30 (In thousands of dollars)	Revenues		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 32,253	$ 38,879	$ 65,780	$ 54,879
United States	134,624	43,666	305,245	75,683
UK and Ireland	42,500	63,966	134,607	114,442
	$ 209,377	$ 146,511	$ 505,632	$ 245,004

For the nine months ended and as at September 30 (In thousands of dollars)	Revenues		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 94,471	$ 101,030	$ 65,780	$ 54,879
United States	364,899	90,551	305,245	75,683
UK and Ireland	134,887	156,315	134,607	114,442
	$ 594,257	$ 347,896	$ 505,632	$ 245,004

5. SUBSEQUENT EVENT – PARADIGM CONTINGENT CONSIDERATION

Subsequent to the period end, the Company entered into an agreement with the vendors of Paradigm Direct LLC, now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. The amended terms fix the share consideration payable under the earnout at 20,540,000 common shares to be issued at closing which is scheduled for January 2002. Under the terms of the amendment, approximately 75% of the share consideration issued to management employees of Mosaic Performance Solutions would be placed in escrow. One third of these shares would be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which US$26.5 million payable earlier in certain circumstances. At the option of Mosaic, up to US$26 million of this cash consideration may be satisfied through the issue of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 shares. The additional purchase consideration will be recorded as goodwill. The terms of the amendment agreement are subject to shareholder approval in January of 2002.

The following table shows the pro forma per share earnings assuming that the Paradigm earnout payments were made on January 1, 2001.

	Three months ended September 30, 2001	Nine months ended September 30, 2001
Diluted pro forma per share earnings from continuing operations before goodwill charges	$ 0.12	$ 0.29
Diluted pro forma earnings per share from continuing operations	$ 0.09	$ 0.19

The above determination of per share earnings is based on the following assumptions:

(a) the transaction was effective on January 1, 2001;

(b) 20,540,000 common shares were issued on that date;

(c) the consideration of US$52.5 million was paid entirely in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(d) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Corporate Directory

Corporate office

469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Telephone: (416) 588-7788
Fax: (416) 813-0970
www.mosaicgroupinc.com

Shareholder inquiries

Ben Kaak
Executive Vice President
and Chief Financial Officer
Telephone: (416) 813-4272
kaakb@mosaicgroupinc.com

Donna Cox-Davies
Director of Communications
Telephone: (416) 813-4279
cox-daviesd@mosaicgroupinc.com

Share exchange

Toronto Stock Exchange

Trading symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One, NA, Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel

McCarthy Tétrault, Toronto, Ontario, and London, England
Testa, Hurwitz & Thibeault, Boston, Massachusetts
Fraser Milner Casgrain, Toronto, Ontario

Transfer agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors

Independent Directors

Paul Alofs
Past President, Strategic Business Units
MP3.com

William Biggar
Executive Vice President
Office of the CEO
Magna International Inc.

Robert B. Matthews
President
Manitou Capital Corporation

Theodore Sands
President
HAAS Capital, LLC

Raymond Verdon
Past President
Nabisco Biscuit Company, US

Management Directors

Marc Byron
Vice Chairman and
CEO Designate

G. Michael Preston
Chairman and
Chief Executive Officer

Officers

G. Michael Preston
Chairman and
Chief Executive Officer

Marc Byron
Vice Chairman and
CEO Designate

Colin Moore
President

Catherine Barbaro
Vice President Legal and
Corporate Secretary

Ed Brown
Chief Operating Officer
Europe

David Graf
Chief Operating Officer
Performance Marketing

Domenic Ieraci
Vice President Finance

Ben Kaak
Executive Vice President and
Chief Financial Officer

Brian Meagher
Chief Operating Officer
North America

David Thacker
Vice President Human Resources

NOTES

Notes




MOSAIC
www.mosaicgroupinc.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three months ended March 31, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Company has made significant progress towards implementation of the "Go Forward Plan" announced in January 2002. The following summarizes the progress made to date:

(a) The reorganization of Mosaic into the following four business divisions.
- Mosaic Performance Solutions (North America);
- Mosaic Sales Solutions (North America);
- Mosaic Marketing & Technology Solutions (North America); and
- Mosaic UK (United Kingdom).

These divisions now operate as fully integrated units to realize the benefits of a streamlined organization, shared services, and client focused cross-functional teams.

(b) The establishment of a new business development unit directly reporting to the CEO. This unit continues to be developed and has focused on developing cross-selling initiatives in respect of major clients, new business pitches, product innovation, the organization of Company-wide sales teams, and the utilization and development of business development tools throughout the Company.

(c) The introduction of compensation and incentive systems to encourage cross-selling and focus efforts towards new business development.

(d) The re-branding of Mosaic with the development of a new logo and consistent go-to-market positioning.

(e) Mosaic's previously announced restructuring plan is being implemented, with initiatives described in greater detail in the section entitled "Restructuring". Mosaic is now focused on improving its operating metrics through margin improvement and overhead reductions.

(f) The Company completed the first step toward a reduction of its debt though the issue of 13.8 million shares in March 2002 with net proceeds, after issue costs and income taxes, of $50.2 million. The Company will take further steps to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Restructuring

In January 2002, Mosaic made public its "Go Forward Plan" to its major stakeholders. In conjunction with this announcement, management approved a restructuring plan aimed at reducing costs and improving efficiencies through the realignment and integration of Mosaic's operating units. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestment of certain non-core businesses and the elimination of excess capacity through a reduction in the workforce.

For the three months ended March 31, 2002, the Company recorded a pretax restructuring charge of $13.8 million, including a non-cash write-down of assets of approximately $3.0 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other related costs of $0.6 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income is $10.6 million or $0.09 per share.

As a result of the various restructuring actions, the Company expects to generate annual pre-tax savings of approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million of saving in fiscal 2002. This is lower than the previous estimates of $10 million in annual savings due to an increase in expected lost margins from discontinued client activity.

The following table shows the pro forma net earnings and earnings per share for the three months ended March 31, 2002 excluding the impact of restructuring costs:

(in thousands of dollars, except for per share amounts)

	Three months ended March 31, 2002
Net loss as per consolidated statement of operations	$ (8,139)
Add: restructuring costs, net of taxes of $3,198	10,590
Pro forma net earnings	$ 2,451
Pro forma earnings per share	
Basic	**$ 0.01**
Diluted	**$ 0.01**

The following is a summary of the actions substantially completed during the first quarter of 2002.

(a) Mosaic UK consolidated its operations by exiting four locations and reorganizing the business into one operating entity. The organization is now aligned around major Brand Partners and core skills rather than by physical locations and services, thus enabling the business to deliver comprehensive solutions to its Brand Partners. The UK business has also commenced a review of a significant number of unprofitable

customer accounts with a view to either improving profitability or exiting from those business relationships. As a result of the above actions, approximately 82 positions have been eliminated. During the quarter, the Company divested its operations in Ireland.

(b) The Mosaic Performance Solution business in the US has divested one of its unprofitable operations and has reduced its workforce by approximately 36 positions. The business has been reorganized in light of the reduced capacity required subsequent to the termination by Mosaic of the AT&T Wireless direct marketing customer acquisition contract and the commencement of a new wireless customer acquisition relationship with WorldCom Wireless.

(c) The Mosaic Marketing and Technology Solutions business in Canada completed a realignment of operations and will exit from one of its locations. This business has also structured its account management teams around Brand Partners and operations around core skill sets in order to realize efficiencies and offer an array of services on an integrated basis. It has also commenced a review of unprofitable contracts and reduced its workforce by approximately 35 positions.

(d) The Mosaic Sales Solutions business in North America has commenced actions towards a reduction in physical locations and a reduction of its workforce to eliminate excess capacity, resulting in the elimination of approximately 27 positions.

The reconciliation of the restructuring liability as at March 31, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance March 31, 2002
Severance costs	$ 7,261	$ 1,882	$ –	$ 5,379
Lease terminations	2,857	–	–	2,857
Asset write-offs	3,039	–	570	2,469
Other	631	–	–	631
Total	$ 13,788	$ 1,882	$ 570	$ 11,336

As part of the restructuring plan the Company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of the ongoing commitments has been included in the amount of lease termination costs. The provision for asset write-offs relate mainly to leasehold improvements and equipment, which will be written off as a result of the exit from certain leased locations. Other costs include legal costs and expenses associated with executing the restructuring program.

The Company expects that substantially all remaining severance payments and asset write-offs will occur within the next twelve months while payments against certain lease commitments may extend up to a period of 18 months.

Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, prior to acquisition, Mosaic Data Solutions generated over US$3 million in revenue and achieved profitability.

Mosaic Data Solutions adds further depth to Mosaic's customer acquisition capabilities. This business will complement the services offered by the Performance Solutions division, which has traditionally supplemented its internal capabilities with third party Internet marketing resources for its customer acquisition programs. Mosaic Data Solutions will also be instrumental in using its data to exploit proprietary products offered by the Company.

The initial consideration was US$6 million of which US$5.7 million was paid in Mosaic common shares with the balance in cash. In March 2002, Mosaic Data Solutions met the earnings criteria and other conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This payment was made subsequent to quarter end, with approximately US$3.9 million paid in Mosaic common shares.

Additional future contingent consideration ("earnout") is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80. Further consideration, when determined, will be recorded as additional goodwill.

The following table summarizes the amounts paid or payable as at March 31, 2002 and preliminary allocation of the purchase price:

(in thousands of dollars, except per share amounts)

Cash, including transaction costs, net of cash acquired	$	2,335
Common shares of the Company		15,429
		17,764
Costs of integration		130
Total consideration, after integration costs		17,894
Assigned value of assets and liabilities acquired:		
Property and equipment	$	598
Other assets		652
Goodwill		18,312
Non-cash working capital		(1,668)
	$	17,894

Completion of the Paradigm Direct Earnout

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The Company completed the earnout payment between January and April 2002. For more details the reader is directed to note 4 of the consolidated financial statements.

As per the terms of the original merger agreement, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. With the finalization of this agreement Mosaic has now eliminated the remaining uncertainty related to the Paradigm Direct acquisition and has introduced a significant incentive for the retention of senior management in this business. The amounts payable under the SMIP will be accrued in the second quarter of 2002 with a corresponding addition to goodwill.

Proprietary Subscription-Based Services and Joint Ventures

Mosaic's growth strategy includes the development of proprietary subscription-based services and joint ventures in the insurance, telecom and financial services sectors. This initiative leverages Mosaic's own data assets and expertise in customer acquisition and customer management to create Mosaic-owned offers to consumers. Mosaic is positioning itself to become a leader in integrating and executing digital, data and direct marketing transaction solutions for its own account. Essentially programs will be designed with the following general characteristics:

(a) Wide appeal products in the insurance, telecom and financial services products and sectors;

(b) Visible and sustainable recurring revenue streams, with subscription-based products and programs designed to provide ongoing revenues to Mosaic and its partners;

(c) Customer bases which have a value and can be sold or otherwise monetized;

(d) Limited product risk to Mosaic. For example, in respect of specialty insurance services Mosaic would re-insure with a major carrier any insurance risk arising in the program;

(e) Low or immaterial levels of inventories; and

(f) Limited capital investment by Mosaic. Where program investments are significant Mosaic will create a joint venture with a major partner or partners to reduce or eliminate required capital investment by Mosaic.

In May 2002, the Company entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC ("Secured Promotions"). Secured Promotions combines technology and licensing to create cutting-edge proprietary product solutions and promotions for Mosaic and its Brand Partners that are scalable and provide stable, recurring revenues, margins and return on investment. It is Mosaic's intention to leverage the proprietary product development expertise of Secured Promotions to enhance Mosaic's proprietary product revenues.

The total enterprise value being placed by Mosaic on Secured Promotions is a maximum of US$3,075,000 payable principally in Mosaic common shares. The up front payment consists of US$250,000 in cash and US$250,000 in Mosaic common shares.

Mosaic is currently operating two significant and successful proprietary programs in the telecom sector:

Canadian Long Distance: Mosaic is currently offering long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, is one of Canada's fastest growing and most competitive residential long distance telephone services marketed to all CIBC VISA customers. Utilizing a unique "rate and compare" billing technology, participating customers have their long distance calls priced against a pre-selected popular rate plan offered by Sprint Canada, Primus Canada and their local phone company (Bell Canada in Ontario and Quebec). The customer is then billed the lowest aggregated tariff among the three major carriers less an additional 10%, with the monthly charges applied directly to their CIBC VISA credit card.

As part of a recently renewed 5 year contract with CIBC, Mosaic Performance Solutions will be utilizing its customer acquisition platform to aggressively build out the program over the next six months, with initial marketing test results indicating that the Company should have 150,000 (an increase from approximately 50,000 at December 31, 2001) long distance customers in this program by the end of the third quarter. Average monthly revenue per subscriber for the CIBC Guaranteed Proof program for March 2002 is approximately $27.05.

By the end of the third quarter, Mosaic expects to have over 200,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest and most profitable long distance resellers in Canada. The Company plans to expend

$6 to $8 million in direct marketing costs this year to enable this growth. These costs will be amortized over the estimated subscriber life, not to exceed two years.

The Canadian long distance programs and related long distance customers are owned and managed by Mosaic the program manager and reseller. Mosaic contracts its long distance services from Bell Nexxia under a long-term wholesale services agreement. Brand Partners such as CIBC and Eastlink Cable typically receive a portion of the program revenues in exchange for access to their customer base and usage of their brand name. All the long distance programs continue to be profitable in the current year.

UK Mobile Services: Sainsbury's Mobile is a joint venture between J. Sainsbury plc, a UK grocer, and Mosaic. The program provides private label wireless services in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. This program was re-launched in the fourth quarter of 2001 after a less than successful initial launch in 2000. Since the re-launch this program has experienced significant success in acquiring wireless customers in the competitive UK wireless market with just over 50,000 billed customers at the end of the first quarter. It is anticipated that the program will have over 150,000 subscribers by the end of 2002. This program is also based on a "rate and compare" model with the program offering the lowest rate with a comparison of 42 wireless plans in the UK. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (the Company is not, however, responsible for program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program became profitable to Mosaic in the fourth quarter of 2001 and continues to remain profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at March 31, 2002	Average Monthly Revenue Per Subscriber
Long Distance		
Marketing – Canada (all programs)	104,000	$22.17
Sainsbury's Mobile – UK	52,000	$53.26[1]

[1] Revenue not recorded in Mosaic's financial statements as Mosaic only records its share of the Sainsbury's Mobile net program earnings.

Results of Operations and Financial Condition

Operating results for three months ended March 31, 2002, compared to three months ended March 31, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended March 31		Better (Worse)	Change (%)
	2002	2001		
Revenue	143,690	171,842	(28,152)	(16%)
Gross Profit	45,655	50,771	(5,116)	(10%)
% of Revenue	*31.8%*	*29.5%*	*2.3%*	
SG&A	31,766	33,175	1,409	(4%)
% of Revenue	*22.1%*	*19.3%*	*(2.8%)*	
EBITDA	13,889	17,596	(3,707)	(21%)
% of Revenue	*9.7%*	*10.2%*	*(0.5%)*	
Earnings from continuing operations before goodwill charges and excluding net of tax restructuring charges	2,451	7,075	(4,624)	(65%)

The results for the first quarter of 2002 were in line with management's estimates for the quarter provided in January 2002 and in the 2001 annual report to shareholders.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations.

	For the three months ended March 31	
	2002	**2001**
EPS	$ (0.08)	$ 0.06
Pro Forma EPS[1]	$ 0.01	$ 0.03

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001 and the exclusion of restructuring costs, net of taxes, of $10.6 million from the first quarter 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earnout:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit

The following table summarizes revenues in the first quarter by business division.

(in millions of dollars, except percentages)

	For the three months ended March 31		
	2002	**2001**	**Change**
Mosaic Performance Solutions	$43.8	$71.0	(38%)
Mosaic Sales Solutions	53.5	42.4	26%
Mosaic Marketing & Technology	11.9	15.4	(23%)
Mosaic UK	34.5	43.0	(20%)
Mosaic Consolidated	**$143.7**	**$171.8**	**(16%)**

Revenues for the first quarter of 2002 decreased by 16% over the prior year, with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, excluding revenues from the acquisition of Mosaic Data Solutions and the divestment from Ireland in the first quarter of 2002, declined by 19% compared to the first quarter of 2001. During the three months ended March 31, 2002 pro forma revenues in local currency terms declined by 19% compared to the corresponding period of 2001. The US dollar and the British pound strengthened significantly year over year resulting in a positive impact on revenues translated into Canadian dollars.

In terms of first quarter 2002 reported revenues, although they were down year over year, the decline can be almost completely attributable to our discontinuance in 2002 of the AT&T Wireless direct marketing customer acquisition business which had revenues of $40.9 million in first quarter 2001. Excluding AT&T, Mosaic revenues would have risen by 10% with our Sales Solutions business increasing by a very strong 26% year over year as this division starts to benefit from an improved North American business climate.

Reported revenues in the first quarter of 2002 were impacted by the following factors:

(a) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 with no revenues recorded in the first quarter of 2002, combined with a delay in the launch of the WorldCom Wireless contract to late March 2002;

(b) The exit from two unprofitable direct selling contracts in the United Kingdom in the third quarter of 2001 and the loss of certain other accounts in 2001 partly offset by growth in the Sainsbury's Mobile program;

(c) The decline in revenues of the Marketing and Technology Solutions business from client losses in the second half of 2001; offset partly by

(d) The growth of 26% in first quarter 2002 in the Sales Solutions business in the US and Canada from several business wins during the second half of 2001 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The Performance Solutions division launched the WorldCom Wireless customer acquisition program in late March 2002 as part of Mosaic's stated strategy of creating new non-exclusive subscriber acquisition relationships in the wireless industry. Although initially expected to launch in January, the program implementation commenced later than originally anticipated as the Company dealt with operational issues which needed to be resolved prior to launch.

In March 2002, the Company acquired approximately 7,500 wireless customers for WorldCom Wireless under this program. The customer acquisition levels have significantly ramped up in April 2002, as the program becomes fully operational, with approximately 80,000 wireless customers expected to be acquired in the second quarter of 2002.

Mosaic expects to be a significant resource for WorldCom Wireless to develop its market share of wireless customers. The WorldCom Wireless program once ramped up will generate lower quarterly revenues by approximately US$10 to US$12 million compared to the revenues from the AT&T Wireless program that was in place during the prior year. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired as:

- the Company is not responsible for owning phone inventory or incurring certain customer verification and fulfillment costs; and
- the Company has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Credit terms for WorldCom Wireless are net 40 days after the month end in which the related commissions are earned, with no payments overdue at this time. With the current uncertainties surrounding WorldCom, the Company is actively monitoring and adjusting its business practices and exposure to WorldCom.

In April 2002, the Performance Solutions division discontinued its business with New Power, an affiliate of Enron, in order to eliminate credit risk arising from the financial condition of the client. During fiscal 2001, the revenues from New Power were approximately US$10.8 million.

The Go Forward Plan includes a significant investment in sales and marketing activities for Mosaic. This investment in business development, which commenced in the first quarter of 2002, has resulted in significant new business pitches being made during the quarter. The following table summarizes some of the major new business wins to date in 2002. These contracts result in annualized revenues of approximately $35 million.

Significant New Business Wins in 2002

AMP Pearl	United Kingdom	5-year contract for the collection, accounting and banking of insurance premiums
CIBC	Canada	5-year extension of Mosaic's proprietary long-distance marketing program offered to CIBC VISA customers
Echo Star	United States	Direct marketing customer acquisition program for satellite TV subscription in NRTC markets
Brown & Williamson	United States	Data collection and market intelligence
Ontario Hydro Energy	Canada	Test Field marketing program for acquisition of electricity customers
Wal-Mart/ TD Canada Trust	United States	Test for in-store banking
Best Buy	United States	Test for in-store wireless sales

Gross profit as a percentage of revenue increased to 32% in the first quarter of 2002 from 30% in the corresponding period of 2001. Gross profit declined from $50.8 million in the first quarter of 2001 to $45.7 million in 2002. Consolidated gross profit was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of unprofitable Brand Partner contracts in fiscal 2001 including two direct selling contracts in the UK;

(c) The improved profitability of the Sainsbury's Mobile program which incurred a loss during the first quarter of 2001 but was profitable in the first quarter of 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 through employee terminations and reduction of excess capacity; and

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher average margins than the rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

Selling, general, and administrative expenses have reduced on a year over year basis by $1.4 million, declining from $33.2 million in 2001 to $31.8 million in 2002. SG&A as a percentage of revenues increased to 22% compared to 19% during the first quarter of 2001. SG&A amounts were controlled largely through the workforce reduction initiated in the second half of 2001 and the first quarter of 2002 offset partly by the increase in spending on business development and the inclusion in overheads of the newly acquired Mosaic Data Solutions.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Restructuring Charges, Minority Interest and Income Taxes (EBITDA)

EBITDA was $13.9 million in the first quarter of 2002 excluding restructuring charges compared to $17.6 million during the same period of 2001. EBITDA excluding restructuring charges as a percentage of revenues was 9.7% in the first quarter of 2001 compared to 10.2% during the corresponding period in 2001. The decline in EBITDA was largely as a result of the decline in gross profit and the inability to reduce SG&A proportionately to the decline in revenues and gross margins experienced during the first quarter of 2002. Overall the following factors resulted in lower EBITDA in the first quarter of 2002 compared to 2001:

(a) Discontinuance of the AT&T Wireless direct marketing program with a negative EBITDA impact of approximately $4.4 million;

(b) Start up costs amounting to $0.5 million associated with the launch of the new WorldCom Wireless customer acquisition contract in the first quarter of 2002;

(c) The investment of approximately $0.8 million in the first quarter towards new business development; offset partly by

(d) The positive effect of lowering fixed direct costs and overheads due to the various cost reduction measures taken in the third and fourth quarters of 2001; and

(e) The favorable impact of $2.6 million in earnings from the acquisition of Mosaic Data Solutions in the first quarter of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the first quarter of 2002 were $6.1 million or 4.2% of revenues compared to $3.4 million or 2% of revenues in the corresponding period of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce in data collection equipment for the US market during the second half of 2001;

(b) Investment in technology during 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which was acquired in the first quarter of 2002, and which has a capital-intensive technology infrastructure.

Interest Costs

Interest costs were $3.4 million in the first quarter of 2002, a reduction of $1.6 million from $5.0 million in the same period last year. Interest expense is lower as the result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$57.0 million, the proceeds of which were applied towards a reduction in senior bank debt; and a

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by

(c) The increase in the credit spread of 75 basis points on the Company's senior bank debt effective in December 2001.

Mosaic's senior bank debt carries interest at banker's acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at March 31, 2002 was 2.40%.

Mosaic has floating for fixed interest rate swaps which have the effect of fixing the interest rate on US$25.0 million of debt at 5.85% and $50.0 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Income Taxes

Income taxes for the first quarter of 2002 provided a recovery of $2.5 million compared to an expense of $2.4 million in the prior year. The income taxes provision for the quarter is net of a tax recovery of $3.1 million related to the restructuring costs booked during the quarter.

Loss from Continuing Operations, Diluted Loss Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the first quarter of 2002 was $8.1 million compared to earnings of $4.5 million in the corresponding period last year. Excluding the impact of restructuring costs net of income tax recoveries, of $10.6 million, income from continuing operations in the first quarter of 2002 was $2.5 million.

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations

and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives. During the first quarter of 2001 the Company recorded a goodwill charge, net of taxes, of $2.6 million with earnings from continuing operations before goodwill charges of $7.1 million.

Diluted loss per share from continuing operations were $0.08 per share in the first quarter of 2002 compared to earnings of $0.06 per share during the corresponding period last year. During the first quarter of 2002 the Company recorded a restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income was $10.6 million or $0.09 per share.

The pro forma earnings per share from continuing operations was $0.01 in the first quarter of 2002 compared to $0.03 in the same period of 2001. This figure reflects the exclusion of restructuring charges, net of the related income tax benefit in the first quarter of 2002, and the impact on earnings per share for the first quarter of 2001 as if the Mosaic Performance Solutions earnout had occurred on January 1, 2001.

The Company took an $8.3 million after tax charge for **Discontinued Operations** in the first quarter of 2001 related to the shut down of its Continental European operations. Such charge amounted to approximately $0.11 per diluted share, resulting in a net loss in the first quarter of 2001 of $3.8 million or $0.05 per diluted share compared to a net loss of $8.1 million or $0.08 per share in 2002. No charge for discontinued operations was recorded in the first quarter of 2002.

2002 Management Estimates

The revenue visibility for fiscal 2002 as at the beginning of April 2002 was approximately 75% to 80%. The Company measures visibility in terms of projected fiscal 2002 revenues, which are either contracted or highly probable (defined as a contract which is expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency of record and a budget has been identified by the Brand Partner). Management's revenue estimates for fiscal 2002 remain in the range of $730 to $750 million with revenues for the second quarter of 2002 estimated to be in the range of $170 to $180 million.

The following table summarizes management's revenue estimates for the three months ended June 30, 2002 and for fiscal 2002 by division.

(in millions of dollars)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Mosaic Performance Solutions (North America)	$70 – $75	$310 – $315
Mosaic Sales Solutions (North America)	65 – 70	230 – 235
Mosaic Marketing & Technology Solutions (North America)	11 – 13	55 – 60
Mosaic UK Solutions (United Kingdom)	25 – 30	135 – 140
Mosaic Consolidated	**$170 – $180**	**$730 – $750**

The outlook takes into consideration the following factors:

(a) The impact on the Performance Solutions business with the discontinuance of the AT&T Wireless direct marketing and the New Power contracts, offset in part by the ramp up of the WorldCom Wireless subscriber acquisition contract;

(b) The expected growth in proprietary telecom programs in Canada and the UK;

(c) The impact of new business wins in the Sales Solutions business in North America;

(d) The expected decline in revenues in the UK due to the exit from several unprofitable accounts which will be partly offset by the rollout of the AMP Pearl contract; and

(e) The exit from unprofitable contracts in the Marketing and Technology Solutions business in Canada.

Earnings for fiscal 2002 will be positively impacted by the restructuring initiatives commenced in the first quarter of 2002. Annualized savings from restructuring are estimated at approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million saving to be realized in fiscal 2002.

The following table summarizes the outlook for the three months ending June 30, 2002 and for fiscal 2002.

(in millions of dollars, except per share amounts)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Revenue	$170 to $180	$730 to $750
EBITDA	$20 to $21	$89 to $91
Diluted pro forma EPS	$0.05	$0.30 to $0.32

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	Three months ended March 31	
	2002	**2001**
Net cash provided by/(used in):		
Continuing operations	$ 10.2	$ 11.1
Net change in non-cash operating working Capital from continuing operations	0.5	0.9
Financing activities	38.4	(13.9)
Investing activities (continuing operations)	(52.7)	(8.0)
Discontinued operations	(0.1)	(4.1)
Effect of exchange rate changes on cash	0.2	0.2
Net change in cash position	**$ (3.5)**	**$ (13.8)**

During the quarter ended March 31, 2002, the Company's **operating activities** generated $10.7 million in cash flow compared to $12.0 million in first quarter of 2001. Although, the Company incurred a net loss of $8.1 million during the three months ended 2002, the cash flow from continuing operations after add-back of non-cash charges was $10.2 million compared to $11.1 million in 2001. The year over year reduction in cash flow from operations was mainly due to the first quarter 2002 $1.9 million cash expenditure on restructuring. The working capital reduction during the three months ended 2002 generated $0.5 million in cash flow, which was marginally lower than $0.9 million generated in the same period last year.

Financing activities generated $38.4 million of cash in the first quarter of 2002. In March 2002, the Company issued 13.8 million shares in a public common share offering for gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. Proceeds of the common share offering were used to reduce the balance owing under the Company's senior credit facility. Partly offsetting this repayment of debt was a draw of $42.1 million in January 2002 to finance the payment of a portion of the Mosaic Performance Solutions earnout (the reader is directed to the section entitled "Completion of Paradigm Direct Earnout").

Investing activities used $52.7 million of cash during the first quarter of 2002. Of this amount, $46.1 million was used for acquisition costs including the payment of the cash portion of the Mosaic Performance Solutions earnout. In addition, $4.1 million was used to acquire property and equipment and $2.5 million was invested in other long-term assets.

Capital expenditure in the first quarter of 2002 was not significantly different from that in the same period last year.

Investments

The Company ended the first quarter of 2002 with total assets of $830.5 million, an increase of 1.2% from the year ended December 31, 2001. The largest component of this increase was **goodwill**, with a recorded value of $603.8 million, an increase of $14.0 million over last year.

The increase in goodwill arises from the following:

(a) Acquisition of Custom Offers LLC, now called Mosaic Data Solutions, which added $18.3 million to goodwill;

(b) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and the impact of the

(c) Weakening British pound in relation to the Canadian dollar resulting in a decrease in the recorded amount of goodwill by $2.7 million.

The Company is required to assess whether goodwill is impaired as of January 1, 2002 in connection with the newly adopted accounting standards as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements. The reader is directed to note 1 (a) to the consolidated financial statements regarding the Company's accounting policies and the adoption of new accounting standards related to accounting for goodwill effective January 1, 2002.

Capital Resources

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the senior credit facility. This represents a first step towards restructuring and reducing debt levels and strengthening the Company's balance sheet. The Company intends to take further steps over the balance of fiscal 2002 to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Mosaic's **long-term debt**, including the current portion, at March 31, 2002 was $167.9 million, drawn almost entirely from Mosaic's senior credit facility. The long-term debt includes $9.8 million of liabilities related to capitalized leases. With the completion of

the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the committed revolving term facility from $300 million to $253 million. The committed amount will further reduce to $243 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, and is currently due October 2004. Management intends to further reduce the commitments under these facilities as part of the previously discussed plan to restructure debt.

As at March 31, 2002, Mosaic had unused capacity under this credit facility of approximately $86 million subject to draw limits arising from financial covenants under the facility. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

Mosaic's **shareholders' equity** was $470.1 million as at March 31, 2002, an increase of $51.1 million, from $419.0 million at December 31, 2001. This net increase in shareholders equity resulted from:

(a) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits through the equity offering in March 2002;

(b) The net issuance of shares of $0.9 million including $0.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.1 million; partially offset by the

(c) Net loss of $8.1 million during the period and distributions on equity instruments of $1.3 million, net of income taxes; and

(d) A net change of $3.2 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the British pound.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Outstanding Shares

At March 31, 2002, Mosaic had approximately 112 million common shares outstanding with the same amount on a diluted basis.

In April 2002, a further 11.77 million shares were issued to satisfy the final payout under the Paradigm earnout. In addition 1.55 million shares were issued to the former equity holders of Mosaic Data Solutions towards payment of interim consideration. The following table summarizes the changes in the number of common shares on a pro-forma basis for the above noted transactions:

Pro forma Changes to Basic Common Shares	Common Shares
March 31, 2002 per consolidated financial statements	112,112,618
April 2002 issue for Mosaic Data Solutions acquisition payment	1,554,459
April 2002 issue for final Paradigm earnout payment	11,768,621
Total pro forma basic common shares	125,435,698

Financial Risks and Uncertainties

In the normal of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$75 million held in debt instruments and US$57 million in equity instruments denominated in that currency at March 31, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At March 31, 2002, the Company has entered into £5.1 million of UK pound forward contracts and $17.7 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. For more details please refer to note 1(a) to the March 31, 2002 consolidated financial statements.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the March 31, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically – EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA – defined as earnings from continuing operations before depreciation and amortization, restructuring costs, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million, and is provided to enable the reader to measure the impact of restructuring charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months ended March 31, 2001 and 2000. This excludes the impact on operating results of Mosaic's exit from Continental Europe, which have been disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Mosaic's key measures of performance for the first quarter of 2001 improved significantly compared to the same period in 2000:

- Revenues were $171.8 million, up 89% over the first quarter of 2000;
- EBITDA from continuing operations increased 79% to $17.6 million from $9.8 million in 2000;
- Earnings from continuing operations before goodwill charges ("cash earnings") were up 45% to $7.1 million;
- Diluted cash earnings per share from continuing operations ("cash EPS") rose 29% to $0.09; and
- Diluted EPS from continuing operations was $0.06, up 20% from the same period in 2000.

OPERATING RESULTS FOR THREE MONTHS ENDED MARCH 31, 2001, COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

Revenues for the first quarter of 2001 grew by 89% over the prior year, increasing from $91.1 million in 2000 to $171.8 million in the current year.

Pro forma organic revenue growth in the first quarter was 27% in local currency terms. Organic growth has been calculated on a pro forma basis to include operating results for Paradigm Direct in the first quarter of 2000. The impact of exchange rate movements on revenues in the first quarter of 2001 was not very significant with a stronger US dollar offsetting a weaker British pound. Organic growth of revenues factoring in exchange rate movements was 26%.

On a segmented basis, North America posted strong revenue growth at 40% over the prior year, growing from $41.4 million to $57.8 million. Mosaic InfoForce continues to be a strong contributor to revenue growth, along with the marketing services and learning and development businesses in Canada.

The Performance Marketing segment was set up at the beginning of the first quarter of 2001, combining the eForce business in Canada and Europe with newly acquired Paradigm Direct ("Paradigm") in the US. The growth in this segment was mainly caused by the inclusion of Paradigm, which has experienced a significant increase in revenues from its major clients, as well as new business wins since its acquisition.

Revenues in the first quarter of 2001 of Mosaic's UK and Ireland segment were lower by $5.7 million compared to the same period last year decreasing from $47 million to $41.3 million. This was consistent with management's expectations, and mainly due to the previously reported decline in the NR Consulting business that began in the second quarter of 2000, as well as the negative impact of exchange rate movements of the British pound in relation to the Canadian dollar.

Management has not changed revenue expectations for the balance of the year with estimated revenues for fiscal 2001 of approximately $800 million. For the second quarter of 2001, management expects that revenues will be in the range of $185 million to $205 million. The pro forma organic growth rate for revenues should be between 15% and 25% in the second quarter.

Gross Profit as a percentage of revenues declined from 35% in 2000 to 30% in 2001. This is in line with management's expectations, and is mainly due to the inclusion of Paradigm, which has a high volume but lower gross profit percentage business model.

Looking forward to the balance of the year, gross profit as a percentage of revenues is expected to be in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses increased from $22.1 million in the first quarter of 2000 to $33.2 million in 2001 mainly due to the acquisition of Paradigm. Various units have undergone reorganization and rationalization during the first quarter of 2001, which should provide relief at the SG&A level that will be felt during the balance of the year.

SG&A expenses as a percentage of revenues declined to 19% in the first quarter of 2001 from 24% during the same period last year. The Paradigm and Mosaic InfoForce operations have a significantly lower level of SG&A expenses as a percentage of revenues compared to rest of the business, resulting in this steep overall decline.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) were $17.6 million in the first quarter, up 79% from $9.8 million in the prior year. EBITDA as a percentage of revenues was 10.2% in the first quarter of 2001 compared to 10.8% during the corresponding period in 2000. This was in line with management's expectation given the mix of business during this period.

For the full year 2001, management anticipates EBITDA to be approximately $96 million.

Depreciation and other amortization expenses increased from $1.6 million in the first quarter of 2000 to $3.4 million in the current year. The increase reflects depreciation expense recorded on capital assets purchased in 2000, as well as the inclusion of depreciation from Paradigm and Mosaic Infoforce, both of which were not acquired or set up until the latter part of 2000.

Interest costs were $5.0 million in the current quarter, an increase of $3.3 million from $1.7 million for the same period last year. This was due to higher utilization of debt facilities, required primarily to finance the acquisition of Paradigm in the fourth quarter of 2000. In addition, interest rates increased

marginally upon the expansion of Mosaic's credit facility in October.

During the quarter, long-term debt was reduced by $2 million, despite a movement in the exchange rates that increased the Canadian equivalent of the $US denominated debt by over $10 million. Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. As at March 31, 2001, the credit spread on the debt facility was 2.15%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US $25 million of debt at 8% and on $50 million of Canadian dollar debt at 7.34%, given the credit spread on the debt facility at March 31, 2001.

Income Taxes as a percentage of earnings before taxes and goodwill charges remained at a level consistent with the first quarter of 2000, at 25%. This percentage remained low due to the effective use of tax planning strategies. Management expects that the overall tax rate for fiscal 2001 will be in the range of 22% to 24%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations were $7.1 million for the quarter, up 45% from $4.9 million in the first quarter of 2000. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers who generally use pooling of interests accounting for business combinations and thereby avoid goodwill charges.

Diluted cash EPS was $0.09 in the quarter, a 29% improvement from $0.07 in the prior year.

The full-year 2001 diluted cash EPS is estimated to be approximately $0.62.

Goodwill charges, net of income taxes, increased to $2.6 million in the first quarter of 2001 from $1.4 million in 2000. Goodwill charges are shown net of the tax benefit of deductible goodwill, which was $0.79 million in 2001 and $0.25 million in 2000. The increase in goodwill charges was caused by several acquisitions completed in 2000, the most significant being Paradigm Direct in the latter part of the year.

Full-year goodwill charges should approximate $9 to $10 million, before further acquisitions.

Earnings from continuing operations were $4.5 million in the first quarter, up 31% from $3.5 million in the prior year.

Diluted EPS from continuing operations was up 20%, increasing from $0.05 to $0.06. As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants.

The Company anticipates that the full-year 2001 diluted EPS from continuing operations will be approximately $0.50. For the second quarter of 2001, diluted EPS from continuing operations is anticipated to be in the range of $0.11 to $0.12.

LOSS ON DIVESTITURE OR DISCONTINUANCE OF OPERATIONS NET OF INCOME TAXES

As announced in the first quarter of 2001, Mosaic has decided to exit from its operations in Continental Europe. This has resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million. Approximately half of this charge will be non-cash. Management does not anticipate any further charges related to the divestitures or shutdown.

FOREIGN CURRENCY RISK

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are naturally hedged as the cash borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. US $116 million in US dollar-denominated debt instruments were held at March 31, 2001. Mosaic does not have any pound sterling denominated debt, but has entered into £11.4 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001. In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$19.1 million for rest of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

OUTSTANDING SHARES

At March 31, 2001, Mosaic had approximately 76 million common shares outstanding, and 77 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options.

No significant transactions have occurred in the first quarter of 2001 that would have a material impact on the number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

The cash balance at March 31, 2001, was $1.7 million compared to $15.4 million at December 31, 2000.

Cash generated from continuing operations in the first quarter of 2001 was $11.1 million, a significant improvement from $6.5 million during the same period in 2000. In addition, the Company reduced the level of non-cash working capital by $0.9 million compared to December 31, 2000. Mosaic was thereby able to fund its organic growth through strong internal cash flow.

Financing activities used $13.9 million of cash in the quarter. The Company reduced net debt by $14.2 million during the quarter. The issuance of common shares net of repurchases generated $0.3 million.

Investing activities used $8.0 million of cash in the first quarter of 2001. Integration and transaction costs and payments pursuant to contingent consideration agreements related to acquisitions from prior years used $2 million of cash during the quarter.

In addition, $4.2 million was used to acquire property and equipment for the continuing operations, including $1.6 million invested at Paradigm for relocation of their offices and purchase of computer equipment, and $1.9 million was invested in other assets.

Cash used by discontinued operations in Continental Europe was $4.1 million in the first quarter of 2001. This includes severance payments and exit costs for businesses being discontinued and funding of operating losses while these businesses are being shut down or sold.

Mosaic's **debt position net of cash** was $224.8 million at March 31, 2001, drawn almost entirely from Mosaic's syndicated revolving debt facility. $400 million is available under the facility, which is fully committed without amortization or reduction until October of 2003. On each anniversary date, the commitment is renewable for an additional three years. As at March 31, 2001, Mosaic was on-side with the financial covenants under its credit agreement.

Mosaic's level of **shareholders' equity** was $215.0 million at March 31, 2001, up from $206.2 million at December 31, 2000. The increase resulted from:

- The issuance of $7.2 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\DRIVE and Pentagon, $0.5 million under Mosaic's Employee Share Purchase and Option plan and $1.2 million upon exercise of employee share options, partially offset by the repurchase of $0.3 million in shares under the Normal Course Issuer Bid of the Company;
- A change of $6.5 million in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations caused by the growing strength of the US dollar against the Canadian dollar;
- Partially offset by a net loss of $3.8 million during the quarter, and reduction of $1.1 million in retained earnings due to loss on repurchase of shares at prices in excess of average issue price.

The Company to date has not paid any **dividends** on its common shares, and does not intend to do so in 2001.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets,

changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months and the six months ended June 30, 2001 with comparatives for the same periods in 2000. This excludes the impact on operating results of Mosaic's exit from its Continental European operations, which have been separately disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Results of Operations and Financial Condition

Operating results for the second quarter of 2001 as well as year-to-date figures continue along a strong growth trend as illustrated by our key performance indicators:

- Revenues for the quarter were $213 million, up 93% over the same quarter in 2000. For the six months ended June 30th, the increase was 91%.
- EBITDA from continuing operations for the second quarter increased by 53% to $23.2 million from $15.2 million in 2000. Cumulative results for the first six months showed an increase of 63% to $40.8 million from $25.0 million in 2000.
- Earnings from continuing operations before goodwill charges ("cash earnings") for the quarter were $11.7 million, up 31% over the same period last year, and higher by 36% for the first half of the year at $18.8 million.
- Diluted cash earnings per share from continuing operations ("cash EPS") rose by 25% to $0.15 per share. The increase for the first six months was 33% over the corresponding period in 2000.
- Diluted EPS from continuing operations were $0.12, an increase of 20% over second quarter of 2000. Year to date, diluted EPS increased by 29%.

Operating results for the three months and six months ended June 30, 2001, compared to three months and six months ended June 30, 2000

Revenues for the second quarter grew 93% over the same period in 2000, and on a year to date basis increased 91% over the first six months of 2000.

Pro forma organic revenue growth in the second quarter was 34% in local currency terms with a year to date growth of 32%. Organic growth has been calculated on a pro forma basis to include operating results for Paradigm Direct in the same periods in 2000. The overall impact of exchange rate movements on revenues in the second quarter and the first six months was not significant, with a stronger US dollar offsetting a weaker British pound.

Within Mosaic's various reporting segments, North America posted revenue growth in the second quarter of 7% over last year. The overall revenue increase is $21 million year to date or 20%. Revenue growth in the data collection business in the US was a significant contributor to this increase.

The Performance Marketing segment grew by $96 million in the second quarter of 2001 and $166 million in the first half mainly due to the inclusion of the Paradigm Direct business in the current year. Paradigm continues to experience significant revenue growth from its major clients as well as from new business wins since its acquisition.

Within Mosaic's UK & Ireland segment, second

quarter revenues rose $2.1 million over the same period last year. The revenues for the first six months of 2001 were lower than in the prior year, mainly due to the previously reported decline in the learning and development business, and the negative impact of exchange rate movements with the weakening of the British pound.

Management estimates that third quarter revenues will be $225 million to $235 million while full year revenues are now expected to exceed $825 million.

Gross Profit for the second quarter has increased by $19 million or 48% to $58 million. When expressed as a percentage of revenue, this dropped from 36% in the second quarter of 2000 to 27% for the second quarter of 2001. In the second quarter and in the first half of 2001, gross profit as a percent of revenues was lower than in the previous year but was in line with management expectations, and was mainly due to the change in the revenue mix arising from the acquisition of Paradigm.

Looking forward to the balance of the year, management expects gross profit as a percentage of revenues to be in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses in the second quarter of 2001 increased by $11.0 million over last year. This represents a 45% increase which when combined with Q1 results, translates into a year-to-date increase of $22.1 million or 48% for 2001. This increase is mainly due to the inclusion of Paradigm in the current year. Also, as previously reported, various units have undergone reorganization and rationalization over the first half of the year, which will positively impact SG&A during the latter half of this year.

Although SG&A expenses have increased on a year over year basis, these expenses have not increased as a percentage of revenues. SG&A as a percent of revenue decreased to 16% in the second quarter of 2001 from 22% in the prior year. The change in the business mix and the impact of the reorganization in some of Mosaic's units are the main reasons for this improvement. This is offset partly by higher SG&A expenses as a percentage of revenues in the UK and an increase in corporate costs. In comparing the first six months of 2001 to the same period in 2000, the trend is consistent, as this percentage dropped from 23% to 18%.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) showed a growth of 53% over 2000 reaching $23.2 million for the second quarter this year. This growth is also reflected in EBITDA for the first six months of 2001, which increased 63% on a year-over-year basis. This is mainly due to the acquisition of Paradigm, offset partly by lower earnings in the UK operations as well as higher corporate costs.

EBITDA as a percentage of revenues for the second quarter of 2001 was 11%, compared to 14% last year. This is mainly due to the change in the composition of Mosaic's business, and is in line with management's expectations.

For the full year 2001, management anticipates EBITDA to be approximately $96 million.

Depreciation and other amortization expenses were higher in the second quarter of 2001 compared to the previous year, however this increase was approximately in line with the revenue growth. The year-to-date expense rose from $3.2 million or 1.6% of revenues in 2000 to $6.6 million or 1.7% of revenues in the current year. The increase reflects depreciation expense recorded on capital assets purchased mainly in 2000, as well as the inclusion of depreciation from Paradigm and Mosaic InfoForce, both of which were not acquired or set up until the latter half of 2000.

Interest costs were $5.0 million in the current quarter, an increase of $3.3 million from $1.7 million

for the same period last year. This was due to higher utilization of debt facilities, required primarily to finance the acquisition of Paradigm in the fourth quarter of 2000.

Interest costs are expected to decrease in the second half of the year due to the reduction in debt enabled by strong cash flows and the proceeds from the private placement of equity instruments in June 2001.

Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's current debt level, the credit spread on the debt facility is 1.4%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 7.25% and on $50 million of Canadian dollar debt at 6.59%, given the current credit spread on the debt facility.

Income Taxes as a percentage of earnings from continuing operations before taxes and goodwill charges were 24% for the second quarter and the first half of 2001, a drop from 25% for the same periods in 2000. These percentages remained low due to the effective use of tax planning strategies. Management expects that the overall tax rate for fiscal 2001 will be in the range of 22% to 24%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations were $11.7 million for the quarter, up 31% from $8.9 million in the second quarter of 2000. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers who generally use pooling of interests accounting for business combinations and thereby avoid goodwill charges.

Diluted cash EPS was $0.15 in the quarter, a 25% improvement from $0.12 in the prior year. For the first six months of 2001 diluted cash EPS was $0.24, up 33% over last year.

The full-year 2001 diluted cash EPS is expected to be approximately $0.62.

Goodwill charges, net of income taxes, were $2.5 million for the second quarter of 2001 and $5.1 million for the first half of the year. This represents an increase of $1.0 million for the quarter and $2.2 million year-to-date. The increase was mainly due to the acquisitions in the previous year, the most significant being that of Paradigm Direct in the last quarter of 2000.

Full-year goodwill charges should approximate $9 to $10 million.

Earnings from continuing operations rose 23% to $9.2 million in the second quarter of 2001. For the first six months of 2001, earnings from continuing operations were $13.7 million, an increase of 26% from the previous year.

Diluted earnings per share from continuing operations were $0.12 for the second quarter and $0.18 for the first six months of 2001. In comparison to the prior year, this represents a 20% increase in the second quarter and a 29% increase for the first half of 2001. As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants.

The Company anticipates that the full year 2001 diluted EPS from continuing operations will be approximately $0.50 versus $0.41 for 2000, restated from the previously reported $0.42 to reflect retroactive adoption of the treasury method of calculating EPS. For the third quarter of 2001, diluted EPS from continuing operations is anticipated to be in the range of $0.16 to $0.17, compared to third quarter 2000 EPS of $0.15 as restated from $0.16 to reflect retroactive adoption of the treasury method of calculation.

Discontinued Operations

During the first half of 2001, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million. Management does not anticipate any further charges related to the exit from Continental Europe.

Foreign Currency Risk

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are partially hedged as the monies borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. Mosaic does not have any pound sterling denominated debt, but has entered into £7.9 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001. In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$14.5 million for the rest of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

Outstanding Shares

At June 30, 2001, Mosaic had approximately 76 million common shares outstanding, and 78 million shares on a diluted basis. The difference between the number of basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

No significant transactions occurred in the second quarter of 2001 that would have a material impact on the number of shares outstanding.

Liquidity and Capital Resources

Mosaic completed a private placement of US$57 million of **Canadian Originated Preferred Securities (COPrS)** in June 2001. These equity instruments have been issued in the form of unsecured senior subordinated notes with an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the company by a trustee to be appointed for that purpose. Accordingly, these securities are included in shareholders' equity and any distributions thereon, net of taxes, are recorded as a reduction of retained earnings. The proceeds from this issue have been applied towards the reduction of bank debt.

Cash generated from continuing operations in the second quarter of 2001 was $15.7 million, an improvement from $12.0 million during the same period in 2000. For the first six months of 2001, cash flow from continuing operations improved by $8.4 million compared to the same period last year. The increase arises mainly from strong earnings growth and higher non-cash charges during the current year.

Financing activities generated $12.3 million of cash in the second quarter and used $1.6 million over the first six months. The Company reduced net debt by $86.1 million over the six-month period ended June 30, including $71.9 million during the second quarter. Common shares issued, net of repurchases, generated $0.3 million in the second quarter, and the placement of equity instruments discussed above raised $83.9 million.

Investing activities used $5.9 million of cash in the second quarter of 2001 for a total of $13.8 million over the first six months of the year. Acquisition costs, and payments pursuant to contingent consideration

agreements related to acquisitions from prior years used $2.9 million of cash during the quarter and $4.9 million during the first half of 2001. In addition, $2.5 million was used to acquire property and equipment for the continuing operations during the second quarter of this year.

Mosaic's **debt position, net of cash** was $153 million at June 30, 2001, drawn almost entirely from Mosaic's syndicated revolving debt facility. In total, $400 million is available under this facility, which is fully committed without amortization or reduction until October of 2003. On each anniversary date, the commitment is renewable for an additional three years. By actively focusing on paying down the amount owed under this facility, Mosaic intends to reduce this debt to $110 million by the end of the fiscal 2001.

In April 2002 Mosaic will be required to pay the contingent consideration related to the acquisition of Paradigm Direct. Mosaic expects to pay approximately US$100 million to US$125 million should the operating results of Paradigm continue to reflect the success rate achieved in the last two quarters. This payment may be made in cash or shares at Mosaic's option. Mosaic anticipates that approximately 50% of the payment will be made in shares.

Mosaic's level of **shareholders' equity** was $298.4 million at June 30, 2001, up from $206.2 million at December 31, 2000. The increase resulted from:

- The issuance of $85.3 million in COPrS net of costs & income taxes;
- The issuance of $6.9 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\Drive and Pentagon, $0.8 million under Mosaic's Employee Share Purchase and Option plan and $1.7 million upon exercise of employee share options, partially offset by the repurchase of $0.6 million in shares under the Company's Normal Course Issuer Bid and $0.4 million of other share cancellations;
- Net earnings of $5.4 million and a reduction of $1.3 million in retained earnings due to a loss on the repurchase of shares at prices in excess of the average issue price;
- A change of $4 million in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations.

The Company to date has not paid any dividends on its common shares, and does not intend to do so in 2001.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months and the nine months ended September 30, 2001 with comparatives for the same periods in 2000. This analysis excludes the impact on operating results of Mosaic's exit from its Continental European operations, which have been separately disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Paradigm Direct Earnout

As stated in the 2001 second quarter report to shareholders:

> "In April 2002 Mosaic will be required to pay the contingent consideration related to the acquisition of Paradigm Direct. Mosaic expects to pay approximately US$100 million to US$125 million should the operating results of Paradigm continue to reflect the success rate achieved in the last two quarters. This payment may be made in cash or shares at Mosaic's option."

As a result of the size of the potential earnout payment, management was of the view that it is in the best interest of the Company to provide certainty in respect of the Paradigm Direct earnout ("Paradigm Earnout") because of the potentially significant dilution and/or debt incurrance arising from this earnout obligation. This need arose through a combination of better than expected Paradigm financial performance in 2001, increasing the anticipated size of the earnout payment combined with a significantly lower Mosaic share price.

On November 6, 2001 Mosaic and the former equity holders of Paradigm agreed to amend the merger agreement to fix the amount of the Paradigm Earnout. Under the terms of the amended merger agreement the total value of the Paradigm Earnout, based on the Company's share price on or just prior to the date of the agreement, is approximately US$100 million.

The Paradigm Earnout, as amended, will be satisfied through the issuance of 20,540,000 Mosaic common shares on closing which is expected to occur in January 2002. 75% of the shares issued to senior management employees of Paradigm will be placed in escrow. One third of these shares will be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which US$26.5 million could be payable earlier in certain circumstances. At the option of the Company, up to US$26 million of the cash consideration may be satisfied through the issuance of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 common shares. The parties agreed to the financial terms of the earnout based upon the financial results of Paradigm to date, expected future

financial results and the current trading price of Mosaic shares on the TSE.

As per the terms of the original merger agreement with the equity holders of Paradigm Direct, one of the Company's subsidiaries adopted a Supplementary Management Incentive Plan (the "SMIP") applicable to certain senior management employees of Paradigm. The payments under the SMIP to plan members are contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002 and 2003. These payments, if any, can be satisfied in either cash or shares at Mosaic's option and, if required to be made, will be payable on or after April 1, 2004. The terms related to the SMIP remain unchanged under the amended agreement, except that a minimum Mosaic common share price floor of $1 was established. No current officers or directors of the Company are eligible for any payment under the SMIP.

Mosaic believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

The Paradigm Earnout, as amended, is subject to and conditional upon the approval of Mosaic's shareholders, the listing of the additional Mosaic shares on the TSE and compliance with applicable securities laws.

Management and Board Appointments

Marc Byron, currently Chief Operating Officer of Mosaic Performance Solutions has been appointed as Vice Chairman, immediately and Chief Executive Officer of Mosaic effective as of January 1, 2002. Mike Preston will remain Chairman of the Board. As a result of this move, David Graf, formerly President, Performance Solutions has been appointed to the role of Chief Operating Officer Performance Solutions.
Tony LaSorda, Vice-Chairman and Chief Development Officer North America, has resigned his position on Mosaic's Board effective November 2001 and has retired from Mosaic Group. He will continue in a leadership role with Mosaic InfoForce – Mosaic's joint venture initiative with Information Resources Inc.

Mosaic has agreed to appoint two representatives of the former equity holders of Paradigm, one of whom being Marc Byron, to the Board of Directors of Mosaic.

September 11 Impact On Business

As with many companies, the Company was impacted by the terrible events of September 11th and the subsequent economic fallout. The short-term impact of these events was felt in the Performance Solutions business, which is paid commissions for acquiring customers for major brands. In the 10-day period which followed September 11, there was an effective halt in the Performance Solutions consumer-based direct marketing activities. The financial impact was a reduction in revenues in the quarter of approximately $15 million to $17 million and a

corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

Additionally, the anthrax mail threats have forced the Company to re-evaluate how it goes to market in its customer acquisition business. For example, the Company is using less direct mail and is increasing its use of alternate media such as the Internet, telephone and retail kiosks for securing customer acquisitions. In the direct mail segment, the Company is experimenting with the use of postcard format direct mail pieces, snap packs and by using clearly marked, return addressed envelopes often including the logo of the brand being represented. It will take time to assess the longer-term impact of September 11 on costs and customer response rates, but recent results indicate a positive recovery in this business.

Management believes that the longer-term impact of the events on September 11 is to considerably slow economic growth and consumer confidence resulting in a recessionary economic climate in the Company's major markets. The Company is most at risk in connection with services such as traditional direct marketing, event marketing and management, new media services and training which are typically funded through client marketing and training budgets and which may be reduced in uncertain economic times. Such revenues and services represent less than 20% of the Company's revenue base. To date there have been limited marketing program cancellations as a direct result of the September 11th tragedy. The remaining revenues of the Company, or approximately 80%, are typically funded through clients' sales and distribution budgets, which historically have proven less vulnerable to reductions during a recession and in some cases increase during a recession. Such revenues include customer acquisition services, merchandising services, outsourced selling and data collection services. Finally, the Company believes there may be pressure on gross margins across all service offerings as clients become more cost focused.

Results of Operations and Financial Condition

While operating results for the third quarter of 2001 as well as year-to-date figures show continued upward growth, results from the United Kingdom and to a lesser degree Canada were less than satisfactory in the most recent fiscal quarter. Key performance indicators for the quarter and year to date are as follows:

- Revenues for the quarter were $209 million, up 43% over the same quarter in 2000. For the nine months ended September 30th, the increase was 71%. Revenues from U.S. operations for the quarter were up approximately $91 million year over year. However, pro forma revenues (which include the fourth quarter 2000 acquisition of Paradigm Direct) contracted by 4% in the quarter in local currency terms in relation to the prior year with improvements in the United States offset by reductions in the United Kingdom and Canada.
- EBITDA from continuing operations for the third quarter increased by 21% to $25.9 million from $21.4 million in 2000. Cumulative results for the first nine months showed an increase of 44% to $66.7 million from $46.5 million in 2000.
- For the nine months ended September 30, 2001 the company eliminated 127 positions resulting in severance and related costs of approximately $3.6 million, reductions which are expected to result in annualized savings of over $11 million,

including approximately $7.7 million in reduced selling, general and administrative ("SG&A") costs.

- The Company terminated two unprofitable direct selling contracts in the UK and restructured its Sainsbury'sMobile program in the quarter. Year-to-date losses on these programs prior to their elimination or restructuring aggregated to $2.7 million.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations for the third quarter and first nine months of 2001 as well as management's 2001 full year estimates:

	Three months ended September 30		Nine months ended September 30		Fiscal 2001 Estimates
	2001	2000	2001	2000	
EPS	$0.13	$0.15	$0.31	$0.30	$0.40 to $0.42
Cash EPS	0.16	0.18	0.40	0.36	0.53 to 0.55
Pro Forma EPS [1]	0.09	n/a	0.19	n/a	0.26 to 0.28
Pro Forma cash EPS [1]	0.12	n/a	0.29	n/a	0.39 to 0.41

[1] Pro Forma EPS reflects the impact of the Paradigm Earnout as if it had occurred on January 1, 2001. The reader is directed to note 5 of the September 30, 2001 consolidated financial statements for assumptions underlying the determination of the Pro Forma earnings per share calculations.

OPERATING RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001, COMPARED TO THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2000

Revenues for the three months ended September 30, 2001 grew by $63 million, an increase of 43% over the same period in 2000. On a year-to-date basis, revenue has grown by $246 million, an increase of 71% over the first nine months of 2000. While overall revenues have grown year-over-year, revenue growth from U.S operations of approximately $91 million was offset by a decline in revenues in Canada and the UK of approximately $28 million. Pro forma revenues during the quarter declined by 4% in local currency terms, while on a year-to-date basis the pro forma growth was 17%. Factoring in exchange rate movements, pro forma revenues declined by 2% in the third quarter of 2001 and grew by 16% during the first nine months.

Revenue declines are attributable to a combination of:

(a) a $15 million to $17 million reduction in revenues in the Performance Marketing business as a direct result of the tragic events of September 11th. Excluding the impact of September 11th, pro forma revenues would otherwise have risen approximately 5% year over year;

(b) insufficient new business development activities, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Management is currently providing greater focus on business development in this market and in developing a long-term business development strategy to reinstate growth;

(c) the loss of several major accounts in both the United Kingdom and Canada due to client spending cutbacks or competitive losses; and

(d) continued softness in discretionary client spending as the economic climate continues to deteriorate.

Management identified business development as a strategic initiative early in the year in light of the softening economic environment, with major selling efforts focused on the United States market. Since the second quarter report to shareholders, the Company has secured a number of major new assignments or test programs set out in the table below which if successful and rolled out could exceed $50 million in annualized revenues.

New Assignments or Test Programs

Microsoft Xbox	United States	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Microsoft XP	United States & Canada	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Uncle Bens	United States	In-store product demonstrations and distribution of samples
DIRECTV	United States	Development and management of Direct TV's enhanced Internet-based Order Management System (OMS) and Web Order Management System
DIRECTV	United States	Acquisition of high speed (DSL) Internet subscribers
Cross Media	United States	Magazine subscription lead generation
Pegasus	United States	Acquisition of satellite TV subscribers
Qwest	United States	Test program to acquire business customers for telecom services
XM Satellite Radio	United States	Training of retail personnel and providing merchandising support
Sainsbury's Energy	United Kingdom	Test program to acquire energy subscribers for the UK retailer
BT Cellnet	United Kingdom	Test program to acquire wireless phone subscribers

Given the deteriorating economic outlook, the impact of anthrax terrorism on direct response rates and the anticipated reduction in client discretionary spend, management estimates fourth quarter revenues to be in the range of $185 million to $205 million, while full year revenues for 2001 are now expected to be in range of $780 million to $800 million compared to previously stated revenue estimates exceeding $825 million.

Looking out at 2002 and given the economic climate, management is of the view that 2002 revenues will remain flat or increase modestly in relation to 2001 levels.

Gross Profit for the third quarter increased by $8.2 million or 16% to $60.2 million when compared to the third quarter of 2000. When expressed as a percentage of revenue, gross profit was

29% of revenues for the third quarter of 2001 and 28% for the first nine months of 2001 compared to 35% in the corresponding periods last year. The decline is partly due to the change in the revenue mix arising from the acquisition of Paradigm Direct combined with increasing budget pressure from certain clients.

Positively impacting gross margins going forward are two developments in the third quarter:

(a) The Company terminated two unprofitable direct selling contracts in the United Kingdom, which resulted in year-to-date losses of over $1.2 million. As a result, approximately 200 program related employees were terminated with such termination costs largely client funded; and

(b) The restructuring of the Sainsbury'sMobile program. Under the terms of agreements with the client J. Sainsbury, a UK grocer, and BT Cellnet, a UK cellular service provider, the Company set up and now manages a mobile wireless network called Sainsbury'sMobile in the United Kingdom (the "Wireless Program"). To August 31, 2001 the Company incurred operating losses aggregating approximately $1.5 million on the Wireless Program as initial customer acquisition levels were lower than planned.

As a result of sophisticated customer testing completed to the end of August 2001, it was determined that customers for the program could be obtained in a cost effective manner with over 6,000 customers enrolled under such tests. As a further outcome, Mosaic, Sainsbury's and BT Cellnet (the "Parties") agreed to change certain terms of the Wireless Program to better incentivize the Parties and more fairly share risk. Further, the Parties have agreed to an expanded launch in the fourth quarter with a view to securing an additional 20 to 30 thousand customers. As a result, the Company had operating earnings on the program in September 2001, and anticipates that the program will continue to be operated profitably going forward.

Looking forward to the balance of the year, management expects gross profit across its entire business as a percentage of revenues to remain in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses in the third quarter of 2001 increased by $3.7 million over last year, representing a 12% increase over 2000.

In aggregate, SG&A expenses have increased on year-to-date basis by 34% mainly due to the inclusion of Paradigm in the current year. Although SG&A expenses have increased on a year over year basis, these expenses as a percentage of revenue decreased to 16% in the current quarter from 21% in the same period last year. For the first nine months of 2001, SG&A expenses decreased to 17% of revenues from 22% in the prior year. The percentage decline is primarily due to the positive impact of Paradigm which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and one-time severance costs.

Coincident with the revenue declines in the United Kingdom and Canada, management has focused on reducing SG&A expenses through head count reductions and tight control of discretionary spending such as travel, combining back offices in the

areas of finance, human resource, IT, and payroll and maximizing benefits enjoyed throughout the group. The following table sets out the reductions in head count, related termination costs and expected annual savings:

Country	Employees Terminated	Termination Costs Incurred	Estimated Annual Saving Cost of Sales	SG&A
United Kingdom	41	$ 2,100,000	$ 250,000	$ 5,150,000
Canada	32	$ 840,000	$ 825,000	$ 1,580,000
United States	54	$ 645,000	$ 2,280,000	$ 950,000
Total	**127**	**$ 3,585,000**	**$ 3,355,000**	**$ 7,680,000**

Management is committed to further reductions in the work force if required to ensure that SG&A levels are in line with the size of the business and its prospects and to ensure that operating margins are maintained.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) grew by 21% for the third quarter, increasing from $21.4 million to $25.9 million. This EBITDA growth trend is also evident in the first nine months of 2001, where EBITDA increased 44% on a year-over-year basis.

EBITDA as a percentage of revenues for the third quarter of 2001 was 12%, compared to 15% last year. This is mainly due to a combination of:

- the impact of September 11th on Mosaic Performance Solutions, which resulted in an estimated negative earnings impact of $2.3 to $2.5 million in the quarter. Excluding the impact of September 11th, EBITDA would have increased by over 30% year over year and the EBITDA margin would have been approximately 13.5%;
- employee related termination costs;
- revenue declines which outpaced reductions in fixed overheads;
- client margin pressure;
- losses on UK direct selling contracts which were terminated in the third quarter;
- losses to August 31, 2001 on the Sainsbury'sMobile program; and
- change in business mix.

For the fourth quarter, management anticipates EBITDA in the range of $21 to $23 million representing an operating margin of 11.0% to 11.5%.

For the full year 2001, management anticipates EBITDA to approximate $88 to $90 million or 11% to 12% of revenues.

Looking out at 2002 and given the economic climate, management is of the view that EBITDA from continuing operations will equal or modestly exceed levels generated in 2001.

Depreciation and other amortization expenses rose by $2.6 million in the third quarter compared to the prior year, representing 2.0% of revenues this quarter compared to 1.1% of revenues in the same period in 2000. The year-to-date expenses rose from $4.8 million or 1.4% of revenues in 2000 to $10.9 million or 1.8% of revenues in the current year. Two major factors resulting in this increase are:

(a) The inclusion of depreciation for Paradigm, which was acquired in the fourth quarter of 2000; and

(b) A significant investment during the three months ended September 30 2001 in equipment used in Mosaic's U.S. data collection business.

Interest costs were $4.0 million in the current quarter, an increase of $1.6 million from the same period last year. Although higher than the prior year, interest expense is lower than the levels recorded in the previous two quarters of 2001 as a result of:

(a) The June 2001, private placement of equity instruments whose proceeds were applied towards a reduction in senior bank debt (the reader is directed to the section entitled Liquidity and Capital Resources); and

(b) A lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced.

Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's current debt level, the credit spread on the debt facility is 1.4%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and on $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Management estimates that the interest expense in the fourth quarter of 2001 will be approximately $3.5 million.

Income Taxes as a percentage of earnings from continuing operations before taxes and goodwill charges were 21% for the third quarter, a decrease from 24% for the same period in 2000. Year-to-date income taxes as a percentage of earnings also illustrate a downward trend, having decreased from 25% in 2000 to 23% in 2001. These percentages remained low due to the effective use of tax planning strategies.

Management expects that the overall tax rate for fiscal 2001 will be in the range of 21% to 23%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations increased to $13.9 million and $32.7 million in the three months and nine months ended September 30, 2001 from $13.3 and $27.1 million in the corresponding periods of 2000. Excluding the September 11th impact, cash earnings would have been over $16 million and more than 20% higher than the prior year. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance.

Diluted cash earnings per share ("EPS") were $0.16 in the quarter compared to $0.18 in the prior year. Excluding the direct impact of September 11th, cash EPS would have been flat or up $0.01 per share

year over year. Year-to-date diluted cash EPS was \$0.40, an increase of 11% over the first nine months in 2000.

The full-year 2001 diluted cash EPS is expected to be in the range of \$0.53 to \$0.55.

Diluted Pro Forma Cash EPS from continuing operations reflecting the impact of the Paradigm Earnout as if it had occurred on January 1, 2001 was \$0.12 and \$0.29 per share for the three and nine months ended September 30, 2001, respectively with \$0.39 to \$0.41 estimated for fiscal 2001.

Goodwill charges, net of income taxes, were \$2.6 million for the third quarter of 2001 and \$7.7 million for the first nine months of the year. This represents an increase over last year of \$1.0 million for the quarter and \$3.1 million year-to-date. The increase was mainly due to the acquisitions in the previous year, the most significant being Paradigm Direct in fourth quarter of 2000.

Management expects full-year goodwill charges net of tax to approximate \$10 million.

Earnings from continuing operations during the third quarter of 2001 were \$11.3 million compared to \$11.7 million in the same period of 2000. For the first nine months of 2001, earnings from continuing operations were \$25.0 million, an increase of 11% over the prior year.

Diluted EPS from continuing operations were \$0.13 and \$0.31 for the three months and nine months ended September 30, 2001 compared to EPS of \$0.15 and \$0.30 in the corresponding periods of 2000. Excluding the direct impact of September 11th GAAP EPS would have been flat or up \$0.01 per share for the third quarter in comparison to the prior year.

Diluted Pro Forma EPS from continuing operations reflecting the impact of the Paradigm Earnout was \$0.09 for the third quarter and \$0.19 for the nine months ended September 30, 2001.

Management expects diluted EPS from continuing operations in the fourth quarter to be in the range of \$0.09 to \$0.11 compared to \$0.11 last year with full year EPS in the range of \$0.40 to \$0.42 compared to \$0.41 for 2000. Estimated fiscal 2001 Diluted Pro Forma GAAP EPS from continuing operations reflecting the impact of the Paradigm Earnout as if it had occurred on January 1, 2001 ranges from \$0.26 to \$0.28.

DISCONTINUED OPERATIONS

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of \$8.3 million or \$0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

FOREIGN CURRENCY RISK

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are partially hedged as the monies borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. Mosaic does not have any material pound sterling denominated debt, but has entered into £3.6 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001.

In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$6.9 million for the remainder of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

OUTSTANDING SHARES

At September 30, 2001, Mosaic had approximately 76 million common shares outstanding, and 78 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

During the quarter, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the bid will be 3.8 million shares.

As previously set out, the Company will be issuing 20.5 million shares in January 2002 as partial consideration for the Paradigm Earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from continuing operations before working capital changes during the third quarter of 2001 was $19.3 million, an improvement from $15.9 million during the same period in 2000. For the first nine months of 2001, cash flow from continuing operations improved by $11.8 million to $46.2 million in comparison to the same period last year. The increase arises mainly from earnings growth and higher non-cash charges during the current year.

Financing activities generated $4.6 million of cash in the third quarter and $3.0 million over the first nine months of 2001. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). The Company reduced net debt by $75.7 million over the first nine months of the year. During the third quarter, borrowings primarily under the Senior Credit Facility increased by $10.4 million. For the nine months to September 30, 2001, net debt under the Senior Credit Facility was reduced substantially by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $2.6 million for the quarter. Repurchase of common shares, net of shares issued used $3.2 million of cash in the third quarter and $2.6 million year-to-date.

Investing activities used $9.5 million of cash in the third quarter of 2001 for a total of $23.4 million over the first nine months of the year. Acquisition costs, and payments pursuant to contingent consideration agreements related to acquisitions from prior years used $3.5 million of cash during the quarter and $8.4 million during the nine months of 2001. In addition, $5.6 million was used in the quarter to acquire property and equipment for a year-to-date total of $12.3 million. This is lower than the capital expenditure on property and equipment in 2000, which was $7.3 million in the third quarter and $14.4 million in the first nine months and reflects management efforts to minimize non-critical expenditures.

Mosaic's **debt position, net of cash** was $168 million at September 30, 2001, drawn almost entirely from Mosaic's Senior Credit Facility. It includes $9.6 million of liabilities related to capitalized leases, up from $2.1 million as at December 31, 2000. The increase in capitalized leases arose mainly in the third quarter of 2001 due to the leasing of new handheld computers by the U.S. data collection business.

Mosaic's level of **shareholders' equity** was $319.8 million at September 30, 2001, up from $206.2 million at December 31, 2000. This increase resulted from:

a) The issuance of $85.3 million (US$ 57 million) in Canadian Originated Preferred Securities ("COPrS");

b) The net issuance of $4.8 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:\ Drive and Pentagon, $1.0 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million, net of costs, upon exercise of employee share options, partially offset by the repurchase of $2.6 million in shares under the Company's Normal Course Issuer Bid and $0.4 million of other share cancellations;

c) Net earnings of $16.7 million partially offset by a reduction of $4.2 million in retained earnings due to a loss of $2.8 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $1.4 million, net of income taxes;

d) A change of $11.1 million in the foreign currency translation adjustment due to a strengthening of the U.S. dollar and British pound relative to the Canadian dollar and in respect of Mosaic's net investment in self-sustaining foreign operations.

The Company to date has not paid any dividends on its common shares, and does not intend to do so for the balance of 2001.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury method' and largely harmonizes Canadian standards with those in use in the United States. The impact on the 2000 reported EPS is to reduce the previously reported $0.42 in earnings per share from continuing operations for the nine months ended September 30, 2001 to $0.41 per share to reflect the retroactive adoption of the treasury method in determining EPS.

Commencing in the first quarter of 2002, the Canadian Institute of Chartered Accountants as well as the U.S. Financial Accounting Standards Board will be changing the accounting principles applied to acquisitions and will be effectively eliminating the ongoing amortization of acquisition related goodwill. Additionally, the revised accounting standards will have a more rigorous test to determine whether there has been an impairment in the carrying value of goodwill and other intangibles in the financial statements. The impact of the elimination of goodwill amortization for the Company in 2002 will be to increase diluted earnings from continuing operations

by approximately $0.10 per share before consideration of the impact of the Paradigm Earnout. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

MATERIAL CHANGE REPORT
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO);
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND);
SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA);
SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA);
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN); AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1. – Reporting Issuer:

Mosaic Group Inc. (the "Company")
469A King Street West
Toronto, Ontario
M5V 3M4

Item 2. – Date of Material Change:

June 13, 2002

Item 3. – Press Release:

Issued by Mosaic Group Inc. on June 14, 2002 at Toronto, Ontario through Canada Newswire. A copy of the press release is attached as Schedule "A".

Item 4. – Summary of Material Change:

In a press release dated June 14, 2002 the Company announced the issuance of US$100 million (Cdn$152 million) in Senior Term Notes to a group of investors led by the Prudential Insurance Company of America and including Northern Life Insurance Company (ING Investments Inc.), Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York (PPM America Inc.). Proceeds of the issue will be used to reduce bank debt.

The Senior Term Notes were issued in two series. The Series A Notes aggregate US$80 million, carry a 7.57% interest rate and have maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008. The Series B Note aggregates US$20 million, carries a 7.27% interest rate and matures on June 14, 2007.

On June 13, 2002, the Company signed a final settlement agreement with WorldCom Wireless, in which it agreed to significantly curtail its customer acquisition program in the second quarter and accept lower fees per activation in exchange for the prompt settlement of outstanding amounts. As a result of this settlement, there will be an EBITDA reduction of approximately Cdn$3.0 million to Cdn$3.6 million in the Company's second quarter.

Item 5. – Full Description of Material Change:

Please see Schedule "A".

Item 6. – Reliance on Section 75(3) of the Act:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Senior Officer:

Inquiries in respect of the material change referred to herein may be made to:

Ben Kaak, Executive Vice-President and Chief Financial Officer
Tel: (416) 813-4272
Fax: (416) 813-0970
Email: kaakb@mosaicgroupinc.com

Item 9. – Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 24th day of June, 2002.

"Ben Kaak"
Ben Kaak
Exeuctive Vice-President and Chief
Financial Officer
Mosaic Group Inc.

SCHEDULE "A"

c6340
r f BC-Mosaic-Sr.-Term-Notes 06-14 2053
News release via Canada NewsWire, Toronto 416-863-9350
Attention Business/Financial Editors:
Mosaic Issues US$100 million in 6 Year Senior Term Notes
- Updates Earnings Guidance -

TORONTO, June 14 /CNW/ - Mosaic Group Inc. (TSX: MGX), the leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that it has issued US$100 million (C$152 million) in Senior Term Notes to a group of investors led by the Prudential Insurance Company of America and including Northern Life Insurance Company (ING Investments Inc.), Jackson National Life Insurance Company, and Jackson National Life Insurance Company of New York (PPM America Inc.). Proceeds of the issue will be used to reduce bank debt.

The Senior Term Notes were issued in two series. The Series A Notes aggregate US$80 million, carry a 7.57% interest rate and have maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008. The Series B Note aggregates US$20 million, carries a 7.27% interest rate and matures on June 14, 2007.

Coincident with this financing, the Company is reducing the commitment level under its syndicated revolving bank facility ("Bank Facility") from C$253 million to C$125 million by August 15, 2002 and extending the maturity of the Bank Facility to June 13, 2004. Subsequent to the funding of the Senior Term Notes, the drawn amount under the Bank Facility will approximate C$30 million. The Company plans to take an estimated C$7.5 million non-cash debt extinguishment charge in the second quarter. There are two aspects to this charge. The first is the write-off of the loan underwriting, set up and legal fees of C$4.3 million in aggregate which were initially deferred on the establishment of borrowing commitments under the Bank Facility and which now must be written down to reflect the significant reduction in the outstanding commitment level under this facility. The second aspect is to write-off the losses on floating-to-fixed interest rate swaps of C$3.2 million, which are no longer required as the underlying bank debt against which they were hedged has been repaid. These interest rate swaps represented notional principal amounts of US$25 million and C$50 million.

As a result of the financing transactions Mosaic's average debt maturities have been extended from 3.75 years to 5.75 years, with no scheduled principal payments for 3 years.

As part of the Senior Note and Bank Facility transactions the Company conformed its covenant provisions. In addition, the conformed covenants provide increased flexibility for the next two quarters to allow management to continue to execute its Go Forward Plan.

"We are pleased with the extension of our relationship with Mosaic which started last year with our purchase of Mosaic's Canadian Originated Preferred Securities (COPrS)," said Kevin Kraska, Senior Vice President of the Prudential Capital Group. "Mosaic has shown both an ability to deliver on its commitments to the Prudential and to adapt its business in the face of an ever changing business environment. Based on our due diligence, we are confident that management is taking the right steps to grow the business in a responsible manner through the execution of its Go Forward Plan."

"Obtaining new attractively priced long-term capital in a difficult lending environment is a testament to the strength of our business model and to our lenders' confidence in our business," said Ben Kaak, EVP and CFO, Mosaic Group Inc. "With the completion of this transaction we have successfully delivered on our commitment in our Go Forward Plan to extend the average maturities on our debt, under more flexible terms, and in a cost effective manner."

Wireless Update

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our report provides Management's Discussion and Analysis of the financial condition and operating performance of Mosaic Group Inc. for the years ended December 31, 2001 and 2000. This review focuses on key measures used to monitor our overall financial performance and financial condition. The analysis should be read in conjunction with and is based on our audited consolidated financial statements. All amounts are in Canadian dollars, unless otherwise stated.

OVERVIEW

During fiscal 2001 and over the first two months of 2002, Mosaic continued to take the steps necessary to evolve its business into the world's largest independent marketing & sales solutions company. Following are some of the major steps taken:

(a) Appointment of Marc Byron as the Chief Executive Officer of the Company effective January 1, 2002 and making other senior management changes. The focus of the change is to combine experienced operations personnel with proven business development track records.

(b) The development and announcement in early 2002 of the Company's "Go Forward Plan" which focuses on building revenue and earnings growth through targeted sales and marketing efforts along with strong operations management.

(c) The reduction of selling general & administrative ("SG&A") costs in 2001 through headcount and overhead reductions at a cost of $4.2 million with annualized savings estimated at $10.5 million. The Company is planning a further approximate 10% headcount reduction in the first quarter of 2002.

(d) Signing of major contracts aggregating to over $150 million in fiscal 2001 including DIRECTV, Microsoft, Sainsbury's and BT Cellnet.

(e) Private placement of Canadian Originated Preferred Securities amounting to US$57 million in June 2001 to begin the process of strengthening the balance sheet.

(f) Finalizing the terms of the contingent consideration payable to Paradigm Direct (now renamed Mosaic Performance Solutions) to remove related uncertainties, and to allow its complete integration into Mosaic.

(g) Retooling Mosaic's customer direct marketing acquisition business (Mosaic Performance Solutions) after the fallout of the events of September 11th in the United States, to bring its direct marketing response rates to historic levels.

(h) Decision to migrate Mosaic's direct marketing customer acquisition work to WorldCom Wireless from AT&T Wireless beginning in fiscal 2002. Although the Company had a short term negative impact on profit in the fourth quarter of 2001, extending into the first quarter of 2002, management believes that the WorldCom relationship will ultimately be more profitable and carry lower risk for Mosaic.

(i) Completion of the previously announced exit from Mosaic's unprofitable Continental Europe operations.

GO FORWARD PLAN

In January 2002 the Company unveiled its "Go Forward Plan" to its major stakeholders. This plan will be the cornerstone of the Mosaic's growth strategy. The main components of this plan follow:

(a) Reorganize Mosaic into four business divisions from 23 largely independent units with the objective to streamline the organization, encourage cross selling, reduce overheads and provide critical mass. The four business units include:

- Mosaic Performance Solutions (North America)
- Mosaic Sales Solutions (North America)
- Mosaic Marketing & Technology Solutions (North America)
- Mosaic UK Solutions (United Kingdom)

(b) Devote significant resources to business development including the establishment of a new business development unit directly reporting to the CEO.

(c) Realignment of employee compensation, performance measurement systems and career development to encourage exceptional financial performance including cross selling of integrated marketing solutions.

(d) Re-branding of all business units to Mosaic to enhance external awareness of Mosaic's solutions offerings.

(e) Completing an efficiency review of the entire organization with a view to improving EBITDA (earnings before interest, taxes, depreciation and amortization, minority interest and goodwill charges) margin performance metrics by no less than one full percentage point in 2002 compared to 2001. The areas of focus include:

- Performing a profitability review of all Mosaic's brand partner relationships with a view to re-negotiating or alternatively eliminating contracts which do not provide adequate profit contribution
- Identifying areas of excess resource capacity within the Company as well as opportunities to reduce costs and improve efficiencies by realignment and integration of operations. The Company expects to eliminate approximately 10% of its work force and consolidate a number of physical locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million with savings estimated to be $10 million on an annualized basis or approximately $5 million in fiscal 2002.

(f) Restructure and reduce debt levels to provide for more balanced borrowing from alternate sources, to provide for a longer average maturity and to reduce the absolute level of debt outstanding. A stronger balance sheet will help the Company achieve its growth objectives more rapidly.

Mosaic Expands Wireless Customer Acquisition Capability With Worldcom Wireless

In the first quarter of 2002 Mosaic formed a new non-exclusive wireless customer acquisition relationship with WorldCom Wireless, Inc. Coincident therewith, Mosaic discontinued its direct marketing customer contract with AT&T Wireless which previously was carried out through an exclusive relationship. In 2001, Mosaic acquired approximately 750,000 wireless customers in the United States, representing approximately 6% of the US wireless market for Mosaic's carrier Brand Partners.

Commencing on January 28, 2002 Mosaic began marketing WorldCom Wireless consumer wireless services across the United States on a non-exclusive basis. WorldCom Wireless' service capabilities currently reach over 90% of the United States territory.

The transition to a non-exclusive arrangement with WorldCom Wireless was done to:

(i) provide flexibility in how Mosaic optimizes its wireless marketing expertise;

(ii) increase the potential size of the market by leveraging WorldCom Wireless's larger wireless services footprint in the United States; and

(iii) provide higher potential operating margins combined with a lower risk business model as provided by the terms of the agreement with WorldCom Wireless as:

- the Company is not responsible for owning phone inventory or for phone fulfillment; and
- has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Effective January 2002, the Company discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 and incurred a loss in the fourth quarter.

As a result of the wind-down of the AT&T Wireless direct marketing contract, Mosaic's pre-tax earnings were lower by approximately $4.0 million in the fourth quarter of 2001. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T Wireless, the parties are in the process of negotiating the financial arrangements and other terms of such discontinuance. In the event that a satisfactory resolution is not achieved either party may elect to settle such matter through binding arbitration. In February 2002, the Company notified AT&T Wireless of the Company's intention to arbitrate should a mutually agreeable resolution not be reached. The Company does not anticipate any material negative impact on its financial position resulting from such negotiation or arbitration.

Looking forward, the Company expects that the WorldCom Wireless program will build during the first quarter of 2002 as the Company ramps up its services and then will provide relatively consistent revenues and margin thereafter as the program matures. Commencing in the second quarter, it is management's estimate that the WorldCom program will generate approximately US$10 to US$12 million less per quarter in revenues than the AT&T Wireless program generated in the prior year, however, the new program is expected to generate approximately the same level or better of profit margin per customer acquired.

Paradigm Direct Earnout

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC, now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Mosaic management entered into the early termination of the earnout on November 6, 2001, as it believed this early termination had significant benefits for Mosaic's shareholders as: (i) it provided finality and certainty with respect to the amount and timing of the Mosaic Performance Solutions Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminated the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

Shareholders approved the terms of the amending agreement on January 7, 2002. The additional consideration payable has been included in goodwill.

The following table summarizes the amounts payable under the amended terms:

20,540,000 shares issued in January 2002	$ 57,512
Payable in cash or common shares at Mosaic's option, US$26,000,000 or a maximum of 12,480,000 shares	41,340
Total obligations included in share capital	98,852
Cash paid in January 2002	42,135
Additional transaction costs	2,012
Total additional consideration	$ 142,999

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY FINANCIAL INFORMATION

(in thousands of dollars, except percentages)

	2001	2000	Change	Change (%)
Revenue	761,654	493,662	267,992	54%
Gross Profit	216,189	174,902	41,287	24%
% of Revenue	28.4%	35.4%	(7.0%)	
SG&A	131,561	107,605	23,956	22%
% of Revenue	17.3%	21.8%	(4.5%)	
EBITDA	84,628	67,297	17,331	26%
% of Revenue	11.1%	13.6%	(2.5%)	

Highlights of 2001 operating performance follow:

(a) Revenues increased by 54% to $761.7 million compared to $493.7 million in 2000. Pro forma revenue growth (which includes the fourth quarter 2000 acquisition of Mosaic Performance Solutions) grew by 12% in local currency terms with significant growth in the United States offset by a reduction in the United Kingdom.

(b) Earnings from continuing operations before interest, taxes, minority interest, depreciation, and amortization ("EBITDA") increased 26% to $84.6 million in 2001, from $67.3 million in 2000.

(c) Earnings from continuing operations before goodwill charges ("cash earnings") were $39.3 million in 2001 compared to $37.6 million in 2000.

(d) Earnings were, however, negatively impacted by the following factors which accumulated to approximately $0.06 to $0.07 per diluted share over fiscal 2001:

- As a result of the wind-down of the direct marketing customer acquisition contract with AT&T Wireless and the move to WorldCom Wireless, the pre-tax earnings in the fourth quarter of fiscal 2001 were lower by approximately $4.0 million or $0.04 per share.
- The financial impact of the terrible events of September 11th was to reduce third quarter revenues by approximately $15 million to $17 million with a corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations.

	For the years ended	
	2001	2000
EPS	$0.34	$0.41
Cash EPS	$0.48	$0.50
Pro Forma EPS [1]	$0.20	n/a
Pro Forma cash EPS [1]	$0.32	n/a

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001. This determination of per share earnings is based on the following assumptions:

(i) the transaction was effective on January 1, 2001;

(ii) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million);

(iii) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit

2001 Results:

The following table summarizes the comparative fourth quarter and full year revenues by major country within which the Company operates.

(in millions of dollars except percentages)

	Three months ended December 31			Fiscal Year		
	2001	2000	Change	2001	2000	Change
Canada	26.3	15.7	68%	120.8	116.7	4%
United States	99.6	86.9	15%	464.5	177.5	162%
United Kingdom	41.5	43.2	(4%)	176.4	199.5	(12%)
TOTAL	**167.4**	**145.8**	**15%**	**761.7**	**493.7**	**54%**

Revenues for fiscal 2001 were impacted by the following major factors:

(a) Full year inclusion in fiscal 2001 of revenues from Mosaic Performance Solutions, which was acquired in November 2000. This is reflected in year over year pro forma revenues growth of 33% in the U.S. compared to the growth in reported revenues of 162%. Pro forma consolidated Mosaic revenue growth, including the impact of Mosaic Performance Solutions, in fiscal 2001 was 13% (before currency impact) compared to the increase in reported revenues of 54%;

(b) The development of significant new contracts, especially in the US, with revenues of over $100 million in fiscal 2001. These contracts include those with DIRECTV, Microsoft, New Power, Guinness United Distillers and Vintners (GUDV), Brown & Williamson, Sainsbury's and BT Cellnet. Revenues from Mosaic's top 25 brand partners, excluding AT&T Wireless, grew by approximately 45% year over year mainly through new contracts implemented in fiscal 2001;

(c) Strengthening of the US dollar and the British pound in relation to the Canadian dollar resulting in a positive impact of 1% on reported revenues for fiscal 2001 in relation to the prior year;

(d) The fourth quarter of fiscal 2001 was impacted by reduced marketing under the AT&T Wireless direct marketing customer acquisition contract as the contract was proving unprofitable.

(e) Insufficient business development activities negatively impacted 2001 revenues, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Mosaic's Go Forward Plan devotes significant resources to business development with a new business development unit setup reporting directly to the CEO;

(f) Direct fallout from the events of September 11th, reduced third quarter revenues by approximately $15 to $17 million; and

(g) Cutbacks in discretionary client spending especially in the Mosaic's relevance marketing business and certain of Mosaic's clients in the information technology sector. Over all about 15% to 20% of Mosaic's revenue base is exposed to the more discretionary marketing budgets of Mosaic's brand partners, which have a tendency to decline during periods of economic downturn. The remaining 80% to 85% of Mosaic's revenue base is derived from typically less discretionary sales and distribution budgets of the Company's brand partners.

Mosaic has a large customer base spread over a number of industry sectors. The top 25 customers accounted for approximately 75% of 2001 revenues. Over 70 customers each generated revenues in excess of $1 million during the year. AT&T Wireless represented approximately 27% of the total revenues in fiscal 2001. As discussed in the previous section, Mosaic has discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 or about 18% of the total revenues but generated a significantly lower percentage of total fiscal 2001 earnings. The WorldCom Wireless contract will generate lower revenues compared to the AT&T Wireless contract but is expected to generate the same or higher absolute margins per customer acquired. However, as previously discussed, the risks for Mosaic, associated with the WorldCom Wireless business model will be significantly lower than that with the AT&T Wireless business.

By client industry sector, Mosaic's 2001 and 2000 revenues breakdown as follows:

Industry	2001	2000
Consumer goods	36%	49%
Telecommunications	32%	16%
Financial services	13%	17%
IT and convergent technology	7%	13%
Automotive and others	12%	5%
	100%	**100%**

The significant increase in the revenues from the telecommunications industry was mainly due to the revenues from AT&T Wireless during the year. Telecommunications revenues are expected to decline approximately US$10 to US$12 million per quarter in the United States in 2002 in relation to 2001 resulting from the switch from performing customer acquisition work for AT&T Wireless to WorldCom Wireless. In the United Kingdom, there is likely to be an increase in revenues in 2002 from the telecommunication industry as a result of the commencement of the customer acquisition relationship with BT Cellnet and the ongoing Mobile program with Sainsbury's. The other trend during fiscal 2001 has been a significant reduction in the number of IT and convergent technology clients as this sector cuts spending in a soft business environment for technology products.

Gross Profit increased to $216.2 million in fiscal 2001 from $174.9 million in fiscal 2000. Gross profit as a percentage of revenues was 28.4% in 2001, a decrease from 35.4% in 2000. This decline is partly due to the full year impact of the inclusion of Mosaic Performance Solutions whose pay for performance model typically operates at lower gross margin levels than Mosaic's traditional businesses. In addition, the Company experienced lower earnings in the fourth quarter arising from the decision to discontinue the AT&T Wireless direct marketing contract. Also adversely affecting profit margins was the increased budget pressure from certain clients in light of the weakening economic environment in 2001.

Outlook for 2002:

The Company began fiscal 2002 with a high level of revenue visibility. This visibility is 80% as measured by Mosaic's projected fiscal 2002 revenues, which are either contracted or highly probable (defined as contract which is expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency on record and a budget has been identified by the brand partners).

The following table summarizes managements' revenue estimates for fiscal 2002.

Projected 2002 revenues
(millions of dollars)

	2002 Estimates	2001 Actual
Mosaic Performance Solutions (North America)	$310 - 315	$324
Mosaic Sales Solutions (North America)	230 - 235	206
Mosaic Marketing & Technology Solutions (North America)	55 - 60	56
Mosaic UK Solutions (United Kingdom)	135 – 140	176
Mosaic Consolidated	**$730 - 750**	**$762**

Management estimates that fiscal 2002 revenues will be in the range of $730 to $750 million compared to $762 million in fiscal 2001. The reduction in estimated revenues for fiscal 2002 compared to 2001 is primarily due to:

(a) Mosaic's decision to discontinue the AT&T Wireless direct marketing customer acquisition contract and move to WorldCom Wireless. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired; and

(b) The planned discontinuance of several unprofitable contracts, particularly in the United Kingdom; partly offset by

(c) Significant growth opportunities in the sales solutions business in North America.

As part of the Go Forward Plan for 2002, Mosaic's management has committed significant resources to business development activity with the appointment of senior executives who will focus on developing new and existing client contracts with higher margins on a per contract basis. The 2002 plan has specifically allocated $3.7 million towards business development to be used for the funding of:

(a) dedicated senior business development people at units;

(b) lead generators and "rainmakers" across divisions;

(c) external lead generation fees;

(d) external communication and re-branding initiatives; and

(e) internal incentive related compensation.

The Company expects these business development initiatives to generate significant revenues towards the latter half of fiscal 2002 that will replace revenues lost from unprofitable contracts discontinued by Mosaic.

Looking forward the company expects its gross margin percentage to marginally improve in 2002 as a result of:

(a) The replacement of the AT&T Wireless direct marketing contract with the WorldCom Wireless customer acquisition program;

(b) Cost savings from previously completed actions including employee terminations and discontinuance of unprofitable brand partner contracts. This includes the discontinuance of two unprofitable direct selling contracts in the United Kingdom, which resulted in losses of $1.2 million during fiscal 2001; and

(c) The restructuring of the Sainsbury'sMobile Program in the U.K. which became profitable in the fourth quarter of 2001. To August 31, 2001, this program incurred operating losses aggregating approximately $1.5 million as initial customer acquisition levels were lower than planned;

Currently, the Company is undertaking a review of gross margins across its entire client base to eliminate contracts which do not meet target profitability levels. This action is being taken in conjunction with Mosaic's restructuring plans, which will be finalized in the first half of 2002.

Selling, General and Administrative ("SG&A") Expenses

2001 Results:

The components of SG&A expense, stated as a percentage of revenues, were as follows:

SG&A Expense as a % of Revenues	2001	2000
Salaries, benefits, and bonuses	10.9%	14.1%
Equipment leases	0.3%	0.7%
Occupancy	1.3%	1.6%
Other	4.8%	5.4%
	17.3%	21.8%

SG&A expenses in fiscal 2001 were $131.6 million, an increase of 22% over fiscal 2000. The increase was mainly due to the full year impact of the inclusion of Mosaic Performance Solutions, which was acquired in the fourth quarter of 2000. Although SG&A expenses have increased on a year over year basis, these expenses as a percentage of revenues decreased to 17.3% during fiscal 2001, from 21.8% in the prior year. The percentage decline is largely due to the positive impact of Mosaic Performance Solutions which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and severance costs.

With the significant revenue decline in the United Kingdom and softness in certain other businesses, management focused in 2001 on personnel reductions to reduce excess capacity, control of discretionary spending such as travel, combining back offices in the areas of finance, human resources, IT and payroll and maximizing supplier leverage and benefits enjoyed throughout the group. During the year, 178 employees were eliminated as a result of redundancies with a total cost of $4.2 million.

As announced in January of 2002, management is committed to further reductions in head count in selected operating divisions aggregating approximately 10% of total full time staff as well as closure of four to six business locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002.

Outlook for 2002:

Looking forward, management anticipates that SG&A in 2002 will approximate 16% to 17% of revenues.

Earnings From Continuing Operations Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

2001 Results:

EBITDA for 2001 was $84.6 million, up 26% from $67.3 million in 2000. EBITDA as a percentage of revenues was 11.1%, compared to 13.6% in 2000. The decline in EBITDA margin percent can be attributed to the following significant items:

(a) The fourth quarter reduction in earnings of approximately $4.0 million from the wind-down the direct marketing customer acquisition contract with AT&T;

(b) The impact of September 11 on the Company's Performance Solutions business, which resulted in a negative earnings impact of $2.3 to $2.5 million during the third quarter of fiscal 2001;

(c) Losses on unprofitable contracts in the United Kingdom of $1.2 million. These contracts have subsequently been terminated; and

(d) The loss incurred to August 31, 2001 of $1.5 million during the start up phase of the Sainsbury'sMobile program.

Outlook for 2002:

Excluding the impact of any restructuring costs and related savings, management estimates fiscal 2002 EBITDA to be in the range of $89 million to $91 million, which would be approximately 11.5% to 12% of revenues compared to 11% in 2001. The improvement in the operating metrics would be largely as a result of a change in the revenue mix arising from the discontinuance of unprofitable brand partner contracts, the avoidance of one-time losses incurred in 2001 and the result of previously completed cost reduction measures.

Mosaic Group (in thousands of dollars, except percentages and per share amounts)

	2001	2000	Change ($)	Change (%)
EBITDA	84,628	67,297	17,331	26%
Depreciation and other amortization	17,858	9,422	8,436	90%
Interest	16,811	8,994	7,817	87%
Minority Interest	(629)	(393)	(236)	60%
Earnings from continuing operations before income taxes	50,588	49,274	1,314	3%
Income taxes	11,253	11,627	(374)	(3%)
Effective tax rate	22%	24%	(2%)	
Earnings from continuing operations before goodwill charges (cash earnings)	39,335	37,647	1,688	4%
Goodwill charges net of income taxes	10,305	6,738	3,567	53%
Earnings from continuing operations	29,030	30,909	(1,879)	(6%)
Diluted cash earnings per share from continuing operations	$ 0.48	$ 0.50	(0.02)	(4%)
Diluted earnings per share from continuing Operations	$ 0.34	$ 0.41	(0.07)	(17%)
Weighted average number of diluted shares outstanding	76,990	75,438	1,552	2%

Depreciation and Other Amortization

2001 Results:

Depreciation and other amortization expenses were $17.9 million in 2001 representing 2.3% of revenues, compared to $9.4 million or 1.9% of revenues in 2000. Two major factors resulting in this increase are:

(a) The full year impact of the inclusion of Mosaic Performance Solutions which was acquired in the fourth quarter of 2000; and

(b) Significant investment during the second half of 2001 in equipment used in Mosaic's U.S. data collection joint venture with Information Resources, Inc.

Outlook for 2002:

In 2002 depreciation and amortization expenses are expected to be in the range of $20 million to $22 million. The increase will be largely as a result of the full year impact of the depreciation of capital assets acquired during 2001 and planned 2002 capital expenditures in the range of $20 to $22 million.

Interest Costs

2001 Results:

Interest expense increased to $16.8 million in 2001 from $9.0 million in the prior year. This increase in interest costs was due to the higher utilization of debt facilities, primarily to finance the acquisition of Mosaic Performance Solutions in 2000. The interest cost in the second half of fiscal 2001 was significantly lower than that in the first half of the year as a result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$ 57 million, the proceeds of which were applied towards a reduction in senior bank debt as discussed further in the Liquidity and Capital Resources section; and

(b) A lower interest rate environment in Canada and United States, the two primary markets in which the Company's debt is priced.

In December 2001, Mosaic reached an agreement with its banking syndicate to extend the existing credit facilities by one year to October 2004. The amended credit facility carries interest at bankers' acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. As at December 31, 2001, Mosaic was eligible for the lowest credit spread under the facility.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Outlook for 2002:

Given the current level and mix of debt, the fiscal 2002 interest (excluding COPrS payments) is projected to be in the range of $15 to $17 million. This amount reflects the net impact of the following factors:

(a) Lower interest expense as a result of the full year impact of the issue of equity instruments in June 2001;

(b) Increase in the credit spread on the amended bank agreement; and

(c) Continuing impact of a lower interest rate environment.

It is the Company's plan to lengthen the average life of its debt facilities. Typically, longer term instruments carry higher interest charges. As such, forecast interest expense could be significantly higher if the Company introduces longer term debt instruments into its capital structure during 2002.

Income Taxes

2001 Results:

Income taxes as a percentage of earnings before taxes and goodwill charges decreased from 23.6% in 2000 to 22.2% in 2001. The reduction in effective tax rate is mainly due to the use of tax planning strategies and changes in the mix of income from different tax jurisdictions. Management continues to actively monitor and manage the Company's tax expense.

Outlook for 2002:

Management's tax planning strategies are expected to keep the effective tax rate in 2002 in line with or marginally lower than the actual tax rate in fiscal 2001.

Cash Earnings from Continuing Operations, Diluted Cash Earnings Per Share From Continuing Operations, Goodwill Charges and Earnings from Continuing Operations

2001 Results:

Cash earnings, defined as earnings from continuing operations before goodwill charges increased by $1.7 million, a 4% increase over 2000, to $39.3 million in 2001. As a percentage of revenues, cash earnings were 5.2%, down from 7.6%, reflecting the impact of (i) previously articulated losses aggregating $7.8 to $8.0 million resulting from lower earnings on the AT&T program in the fourth quarter, the impact of September 11th on the Performance Solutions business, and the start-up losses on the Sainsbury'sMobile program; combined with (ii) increases in depreciation and amortization expense; and (iii) increased interest costs resulting from borrowing related to the Paradigm Direct (Mosaic Performance Solutions) acquisition.

Diluted cash earnings per share from continuing operations (Cash EPS) were $0.48 in 2001, a 4% decline from $0.50 in 2000. The decline is mainly due to the dilutive impact on per share earnings of the distributions on equity instruments, and the issue of common shares to finance acquisitions.

Diluted Pro Forma Cash EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions Earnout as if it had occurred on January 1, 2001, was $0.32 for fiscal 2001.

Goodwill charges from continuing operations, net of income taxes, increased to $10.3 million in 2001 from $6.7 million in 2000. The increase was mainly related to goodwill arising from the acquisitions in 2000, most significant being Mosaic Performance Solutions in the fourth quarter of 2000.

Effective January 1, 2002, the Company has adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. This will effectively eliminate the ongoing amortization of goodwill but will require the company to periodically carry out tests that are significantly more rigorous than the existing standards to determine whether there has been impairment in the carrying value of goodwill and in the financial statements. The impact of the non-amortization approach to accounting for goodwill for the Company in 2002 will be to increase diluted earnings from continuing operations. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

With the implementation of the new accounting standards in January 2002, Mosaic will no longer report cash earnings or cash EPS, as the reported net earnings and EPS will essentially be the same as the previously reported cash earnings and cash EPS number.

Earnings from continuing operations were $29.0 million in 2001 compared to $30.9 million in 2000. **Diluted earnings per share from continuing operations** (EPS) were $0.34 in 2001, a decrease from $0.41 in 2000. This decline in per share earnings was mainly due to higher goodwill charges of $0.05 on a per share basis and lower cash earnings per share as discussed before.

As discussed in notes 1(n) and 9(a) to the consolidated financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by the Canadian Institute of Chartered Accountants. The comparative per share earnings for 2000 have been restated to reflect retroactive adoption of the treasury stock method of calculating EPS.

Diluted Pro Forma EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001, was $0.20 for fiscal 2001.

Outlook for 2002:

Management estimates that diluted earnings per share for fiscal 2002 will be in the range of $0.32 to $0.34. The following table summarizes the outlook for the three months ending March 31, 2002 and for fiscal 2002.

(in millions of dollars)	Fiscal 2002 Estimates	Three months ending March 31, 2002 Estimates
Revenue	$730 to $750	$135 to $145
EBITDA	$89 to $91	$11 to $13
Diluted EPS	$0.32 to $0.34	$0.01 to $0.02

The above estimates exclude both the cost and savings of management's previously announced restructuring. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002. It is the Company's intention to provide an update of the restructuring costs and related savings, including changes in guidance, in the first quarter reporting to shareholders.

DISCONTINUED OPERATIONS

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million or $0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows, as reflected in the Consolidated Statement of Cash Flows, are summarized in the table below:

SUMMARIZED CONSOLIDATED CASH FLOWS

(in thousands of dollars)	2001	2000
Net cash provided by/ (used in):		
Continuing operations	$ 59,169	$ 48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
Financing activities	6,289	155,204
Investing activities (continuing operations)	(38,570)	(205,603)
Discontinued operations	(6,806)	(7,434)
Effect of exchange rate changes on cash	260	(589)
Net change in cash position	$ (10,783)	$5,377

During the year ended December 31, 2001, the company's **operating activities** generated $28.0 million in cash flows compared to $63.8 million in 2000. The decrease in operating cash flow was mainly due to the increase in working capital of $31.1 million in fiscal 2001 compared to a reduction of $15.2 million in working capital during fiscal 2000. The increase in working capital was required mainly to support the growth in revenues as well as the change in business mix arising from the discontinuance of the AT&T Wireless direct marketing contract and the working capital requirements of certain new client contracts during the year.

The net cash generated from **financing activities** was minimal compared to 2000. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). During the year the Company applied $72.2 million towards a net reduction of debt, primarily under the Senior Credit Facility, by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $4.6 million for the year. Repurchase of common shares, net of shares issued, used $3.7 million of cash during the year.

Investing activities used $38.6 million of cash during the year. Of this, $14.2 million was used for acquisition costs and payments pursuant to contingent consideration agreements related to acquisitions from prior years. In addition, $22.2 million was used to acquire property and equipment and $2.2 million was invested in other long-term assets. Included in this category are investments of approximately $18.0 million made during the year in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company and brand partner reporting information systems.

In February 2001, management decided to divest operations in the Continental Europe. The company completed the divestment in the first half of 2001 through the sale or closure of all the businesses involved. Cash used in fiscal 2001 in the closure and divestment of the discontinued operations was $6.8 million.

INVESTMENTS

The company ended the year with total assets of $820.8 million, an increase of 26.6% from 2000. The largest component of this increase was **goodwill**, with a recorded value of $589.7 million and an increase net of amortization of $158.9 million over last year.

The increase in goodwill arises from the following:

(a) Finalization of the Mosaic Performance Solutions earnout which added $143.0 million to goodwill;

(b) Exchange of the investment in Intelecom for its minority interest in eForce adding $9.2 million to goodwill;

(c) Strengthening of the U.S. dollar and British pound in relation to the Canadian dollar resulting in an increase in the recorded amount of goodwill by $20.2 million; less

(d) Amortization charge during the year of $13.5 million.

Management reviews the carrying value of goodwill on a regular basis to determine if impairment has occurred. This determination of each component of goodwill is made by comparing the carrying value of the goodwill to the undiscounted amounts of expected future cash flows. In addition, management monitors the traded market value of comparable marketing and sales services companies. Management is of the view that the carrying value of recorded goodwill has not been impaired, and in aggregate is recorded at less than fair market value.

As previously noted, effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

The reader is directed to notes 1(f) and 1(o) to the consolidated financial statements regarding the Company's accounting policies and the adoption of new accounting standards related to accounting for goodwill effective January 1, 2002.

Investments in **property and equipment** at the end of the 2001 were recorded at $63.1 million, which is net of accumulated depreciation of $36.7 million, up $17.3 million over the net book value of $45.8 million at December 31, 2000. The increase was mainly from investments in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company. These investments enable Mosaic to offer enhanced value to its customers in terms of field force management and market intelligence at retail. Mosaic believes that its technology provide significant entry barriers for competition and provides a way to differentiate the Company's service offerings.

Mosaic's **working capital** as at December 31, 2001 excluding cash, indebtedness and accruals for acquisition liabilities was a net asset of $4.9 million compared to a net liability of $32.2 million as at December 31, 2000. Mosaic's working capital deficit declined year over year, with the most significant reason being the change in the mix of business at the end of the year with the discontinuance of the AT&T Wireless ("AT&T") direct marketing contract and the implementation of several new contacts in fiscal 2001.

Under the terms of the AT&T contract, Mosaic was required to refund AT&T for customers acquired by Mosaic which did not remain on the AT&T network for an agreed period of time ('churn chargeback"). In accordance with GAAP, Mosaic records the estimated churn chargeback as a reduction in revenues at the time revenue is first recognized. However, Mosaic did benefit from the fact that AT&T would, on a cash basis, prepay the entire commission in advance and would only recover the commission in respect of a churn chargeback when the customer subsequently left the AT&T network. With the significant reduction of marketing under this program in the fourth quarter, the Company lost the benefit of this prepayment with a resulting negative impact on the Company's working capital position.

CAPITAL RESOURCES

Mosaic's **long-term debt** at December 31, 2001 was $169.3 million, drawn almost entirely from Mosaic's Senior Credit Facility. It includes $6.6 million of liabilities related to capitalized leases. The Company's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility with a reduction in the available principal amount to $275 million by October 5, 2002, and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2004. For additional details, the reader is directed to note 5 to the consolidated financial statements.

As at December 31, 2001, Mosaic had unused capacity under this credit facility of approximately $123 million subject to draw limits arising from financial covenants under the facility. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

It is the Company's plan in 2002 to:

(a) Obtain additional sources of capital to reduce its reliance on its syndicated bank facility;

(b) Lengthen the average life of its debt facilities through the use of longer term instruments; and

(c) Reduce its overall debt levels (including COPrS) by year end.

Mosaic's **shareholders' equity** was $419.0 million as at December 31, 2001, an increase of $212.8 million, from $206.2 million at December 31, 2000. This increase resulted from:

(a) The issuance of US $57 million (C$85.3 million) in Canadian Originated Preferred Securities ("COPrS");

(b) The recording of Mosaic Performance Solutions earnout obligations of $98.9 million which are to be settled in shares;

(c) The net issuance of $4.1 million in shares, which includes $5.4 million net of cancellations in payments pursuant to contingent consideration agreements related to a prior year's acquisition, $1.1 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million upon exercise of employee share options, partially offset by the repurchase of $3.4 million in shares under the Company's Normal Course Issuer Bid;

(d) Net earnings of $20.7 million, partially offset by a reduction of $6.0 million in retained earnings due to a loss of $3.3 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $2.7 million, net of income taxes; and

(e) A change of $9.8 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the U.S. dollar and British pound in relation to the Canadian dollar.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

OUTSTANDING SHARES

At December 31, 2001, Mosaic had approximately 75 million common shares outstanding, and 77 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

In August 2001, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid (the "Bid") through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the bid will be 3.8 million shares during the period from August 8, 2001 to August 7, 2002. As at December 31, 2001, the Company had repurchased 1.0 million shares under the terms of the Bid.

As previously set out, the Company issued 20.54 million shares in January 2002 as partial consideration for the Mosaic Performance Solutions earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002. It is currently the Company's intention to issue the entire April 1, 2002 final consideration in shares.

At December 31, 2001, outstanding stock options had an average exercise price of $5.96, with exercise prices ranging from $1.90 to $21.19. Stock options are issued to employees under the Company's Employee Share Purchase and Option Plan and to employees and directors under the Company's Incentive Compensation Plan. The exercise price of these options is set at no less than fair market value of the common shares at the time of grant. The reader is directed to note 7 to the consolidated financial statements for further details on the Company's stock based compensation plans.

FINANCIAL RISK AND UNCERTAINTIES

In the normal course of business, the financial position and results of operations of the company routinely are subject to a variety of risks. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Mosaic's management regularly assesses the risks associated with business transactions and the business environment within which the Company operates and has established policies and business practices to protect against adverse effects of these and other potential exposures. As a result, the Company does not anticipate any material losses from these risks. The Company is subject to these risks and uncertainties and actively manages them as follows:

Client and credit risk:

Mosaic manages its credit risk with respect to trade accounts receivable by dealing primarily with large creditworthy customers and by collecting, whenever possible, in advance of rendering services. Management is of the view that the Company is not subject to a significant concentration of credit risk. AT&T Wireless through multiple service contracts represented over 27% of revenues in fiscal 2001 with all other clients individually accounting for less than 7% of total revenues.

Mosaic is also subject to revenue uncertainties in respect of clients, including loss of clients, cancellation or delay of committed client projects, and the undertaking of unprofitable client work. These risks are reduced through the use of client contracts and project budgeting systems.

Workforce:

The Company is subject to labour laws across a number of legal jurisdictions. Changes in labour laws can impact the cost and productivity of the workforce. Additionally, current economic conditions provide for low unemployment rates in certain markets, resulting in increased competition for labour. The Company manages these risks by monitoring labour laws and adapting its policies to comply with regulations. In addition, the Company uses innovative tools (e.g. web and university-based recruiting and stock compensation plans) to attract new employees. The Company has adequate insurance to cover against any potential Employment Practices Liability.

Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems of certain of its clients in order to activate customers, thus exposing Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data and data privacy issues. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Electronic security risks:

Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems of certain of its clients in order to activate customers, thus exposing Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data and data privacy issues. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Interest rate risk:

The Company's debt under its Senior Credit Facility bears interest subject to floating rates and the Company has exposure to movements in short-term rates. As explained further in notes 5(b)(i) and 5(b)(ii) to the consolidated financial statements, the Company manages this risk in part through floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2001 was to fix the rate on US $25 million of debt at 8.0%, and on $50 million of Canadian dollar denominated debt at approximately 7.34%, based on the credit spread charged on the Senior Credit Facility at December 31, 2001.

Foreign currency risk:

Changes in the relative values of non-Canadian currencies to the Canadian dollar affect the Company's financial position. A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$69 million held in debt instruments and US$57 million in equity instruments denominated in that currency at December 31, 2001.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the U.K. pound and U.S. dollar receipts under certain long-term client contracts. At December 31, 2001, the nominal value of the UK pound forward contracts amounted to £5.7 million and the nominal value of the US dollar forward contracts amounted to US$20.6 million. No other currencies are material to Mosaic's operations.

Commercial risks:

Business operations are subject to normal commercial risks. Mosaic has a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

CHANGES IN ACCOUNTING PRINCIPLES

Earnings per share:

As detailed in note 1(n) and 9(a) to the consolidated financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury stock method' and largely harmonizes Canadian standards with those used in the United States.

Business combinations and acquisition related goodwill:

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. For more details refer to note 1(o) to the consolidated financial statements.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(o) to the consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on our financial statements.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, Cash earnings, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA - defined as earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Cash earnings - defined as earnings from continuing operations before net-of-tax goodwill charges. Cash earnings per share can be determined from the statement of income by dividing earnings from continuing operations before goodwill charges less the distributions on equity instruments by the weighted average number of shares outstanding.

(c) Pro forma earnings per share reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001 to assist investors assess the potential dilution of this transaction. The determination of pro forma share earnings is based on the following assumptions as disclosed on page 5.

(d) Pro forma revenue gives effect to the inclusion of Mosaic Performance Solutions revenue as if the acquisition had occurred on January 1, 2000. This information is provided to enhance comparability between periods.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

This section of our annual report provides Management's Discussion and Analysis of the financial condition and operating performance of Mosaic Group Inc. for the years ended December 31, 2000 and 1999. This review focuses on key measures used to monitor our overall financial performance and financial condition. The analysis should be read in conjunction with and is based on our audited consolidated financial statements, which are presented later in this annual report. All amounts are in Canadian dollars, unless otherwise stated.

OVERVIEW

2000 was an eventful year for Mosaic with the completion of major acquisitions and the initiation of significant new client contracts. The major milestones achieved during the year were:

- Acquisition of Paradigm Direct LLC (Paradigm) in November 2000 providing Mosaic with significant scale in its US operations;
- Acquisition of M:\DRIVE in the UK, Pentagon in Ireland and Medium One in Canada during the first half of the year; and
- Winning of multi-year, multi-million dollar contracts with Information Resources Inc. ("IRI") in the US, Wesleyan Insurance and Sainsbury's in the UK and Ontario Hydro Energy in Canada. Mosaic also commenced the implementation of its contract with Prudential plc in the UK valued at $180 million over a seven-year term.

In late 2000, management undertook a strategic review of the Company's operations, taking into consideration the impact of the acquisitions during the year, and the strengths, weaknesses and opportunities within Mosaic's businesses. As a result of this work, the following key initiatives for the year 2001 were developed that will build on the success of the Company into the future:

- Establish and develop a Performance Marketing division – this will involve the integration of Paradigm Direct, eForce and Mosaic's 20% holding in Intelecom. Performance Marketing is an area with high growth potential for Mosaic, combining Paradigm's skills at customer acquisition with eForce's abilities at customer management and retention. With this offering, Mosaic has the full spectrum of customer relationship management services to offer to its clients;
- Develop new multi-year, multi-million dollar business opportunities;
- Improve operating metrics, resource deployment, and profitability through the divestiture of the Continental European business and aggressive management of costs including the rationalization of staff levels in certain units;
- Further strengthen Mosaic's management team – appointment of Chief Operating Officers for each of Mosaic's three business divisions (Performance Marketing, North America, and UK/Ireland), Business Development Officers in North America and the UK/Ireland and the addition of a director of Human Resources to the corporate group; and
- Execute withdrawal from Mosaic's Continental Europe business with minimal disruption for clients and employees.

The management team of the Company remains focused on making Mosaic's operations more efficient and its service delivery more effective.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

All discussions related to fiscal 2000 and 1999 are based on financial results from continuing operations, which exclude the impact of the operating results of Continental Europe. The exit from Continental Europe has been disclosed in the financial statements as discontinued operations in fiscal 2000, and comparative numbers for 1999 have been accordingly restated to reflect continuing operations.

All of Mosaic's key performance indicators improved significantly in 2000. Mosaic's revenues and earnings continued to grow at rates higher than the industry average.

- Revenues, at $493.7 million, were up 31% from $378.0 million in 1999;
- Earnings from continuing operations before interest, taxes, depreciation, and amortization ("EBITDA") increased 81% to $67.3 million in 2000, from $37.1 million in 1999;

•Earnings from continuing operations before goodwill charges ("cash earnings") grew 87% to $37.6 million in 2000 from $20.1 million in 1999;

•Fully diluted cash earnings per share from continuing operations ("cash EPS") were up 76% to $0.51 in 2000 from $0.29 in 1999; and

•Fully diluted earnings per share from continuing operations ("EPS") were $0.42 in 2000, an increase of 83% from $0.23 in 1999.

Summary financial information (in thousands of dollars, except percentages)

	North America	UK & Ireland	Corporate	2000 Total	1999 Total	Change ($)	Change (%)
Revenue	294,197	199,465		493,662	378,006	115,656	31%
Direct Costs	191,788	126,972		318,760	252,393	66,367	26%
Gross Profit	102,409	72,493		174,902	125,613	49,289	39%
% of Revenue	34.8%	36.3%		35.4%	33.2%	2.2%	
SG&A	62,064	41,876	3,665	107,605	88,492	19,113	22%
% of Revenue	21.1%	21.0%		21.8%	23.4%	(1.6%)	
EBITDA	40,345	30,617	(3,665)	67,297	37,121	30,176	81%
% of Revenue	13.7%	15.3%		13.6%	9.8%	3.8%	

REVENUES AND GROSS PROFIT

2000 RESULTS:

Revenues grew by 31%, or $115.7 million, from 1999 revenues of $378 million to $493.7 million in 2000. Revenue growth, before giving effect to acquisitions, and excluding the impact of exchange rate movements during the year, contributed $63.7 million of this increase. The unfavourable movements in foreign exchange, mainly the British pound in relation to the Canadian dollar, had a negative impact on revenues of $12.4 million.

Revenues in the North American business segment in fiscal 2000 were $294.2 million – up 39% from $212.1 million in 1999. The growth reflects the impact of major client wins during the year, especially the multi-year contract with IRI, significant new business with UDV, growth in the Mosaic Organizational Performance Group ("MOPG") and the eForce business, as well as acquisitions during the year.

The UK and Ireland segment revenues in local currency terms grew by 28% during the year, reflecting the successful implementation of the Prudential plc contract by Mosaic's FMCG Home Service unit in the UK, growth in the marketing services business and acquisitions, offset partly by the lower revenues from the NR Consulting ("NR") business. The unfavourable exchange rate movements lowered the revenue growth of this segment by 8%. Local currency organic growth in the UK and Ireland excluding NR was 51%, which highlights the strength of the other businesses in this segment.


0
100
200
400

Mosaic has a large customer base spread over a number of industry sectors. The top 15 customers accounted for 50% of 2000 revenues. Over 65 customers each generated revenues in excess of $1 million during the year.

By client industry sector, Mosaic's 2000 and 1999 revenues were as follows:

(Percentage of revenues)	2000	1999
Consumer goods	49%	57%
Financial services	17%	24%
IT and convergent technology	13%	11%
Telecommunications	16%	6%
Automotive and others	5%	2%
	100%	100%


Revenues by industry sector for 2000

There has been a significant change in customer industry concentration during the year with a greater diversification of the revenues and a trend towards reducing concentration in the consumer goods sector.

Gross Profit as a percentage of revenues increased to 35.4% in 2000, from 33.2% in 1999. Margin improvements have been significant in the UK and Ireland units, mainly caused by the high margin Home Service business and the acquisition of M:\DRIVE. North American units maintained margin at prior year levels.


Gross profit by region
North America
Europe
Total

C

2[illegible] revenues are estimated to be approximately $800 million, an increase of $306 million over 2000. This reflects the full-year impact of acquisitions made in 2000 and continued organic growth, partially offset by the divestiture of the Continental European business. On a full-year pro forma basis, organic growth at Paradigm is expected to be approximately 20% and a combined 10% at the other units of the Company.

In 2001, Mosaic expects to achieve gross profit in the range of 28% to 30% of revenues, compared to 35.4% in 2000. This decrease results from two factors. First, a change in the business mix due to Paradigm's higher-than-average growth rate lowers the overall percentage due to the lower margins of Paradigm's business. Second, these targets reflect the view that if the economy continues to slow down, clients may exert margin pressure on Mosaic.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES

2000 RESULTS:

SG&A expenses as a percentage of revenues during fiscal 2000 were 21.8%, significantly lower than 23.4% in 1999. In 1999, the Company completed a number of initiatives to restructure its operations in North America,

the positive impact of which was reflected in the overall improvement in the SG&A percentage in fiscal 2000. It also reflects the impact of acquisitions during the year, and two new businesses, Mosaic InfoForce in North America and FMCG Home Service in the UK, which have a lower-than-average SG&A percentage.

The components of SG&A expense, stated as a percentage of revenues, were as follows:

Expenses as a % of Revenues	2000	1999
Salaries, benefits, and bonuses	14.1%	15.3%
Equipment leases	0.7%	0.8%
Occupancy	1.6%	1.3%
Other	5.4%	6.0%
	21.8%	23.4%



EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA")

2000 RESULTS:

EBITDA for 2000 was $67.3 million, up 81% from $37.1 million in 1999. EBITDA as a percentage of revenues increased from 9.8% to 13.6%, which reflects operating profitability improvements in Mosaic's core business units in Canada, the US and Ireland, the impact of the high margin FMCG Home Service unit, and acquisitions during the year, which had higher-than-average EBITDA margins. Overall, the improvements in gross margin, combined with the operating leverage inherent in Mosaic's relatively fixed overhead cost structure, contributed to the improvement in EBITDA margins.



North American EBITDA growth was 90%, mainly due to the growth in the high margin businesses of MOPG and eForce, the contribution of Mosaic InfoForce and the impact of the Paradigm acquisition.

In the UK and Ireland units, EBITDA growth was 64%, accounted for largely by FMCG Home Service and M:\DRIVE businesses, partially offset by the decline in the NR business.

OUTLOOK FOR 2001:

EBITDA is expected to grow to $96 million in 2001, which represents a margin of 12% compared to the full-year pro forma EBITDA margin of 11% in 2000. The projected improvement in operating metrics are partially offset by the cost of additional management infrastructure as well as the higher-than-average growth of Paradigm, which has lower-than-average operating margins.

Mosaic Group (in thousands of dollars, except percentages and per share amounts)

	2000	1999	Change ($)	Change (%)
EBITDA	$ 67,297	$ 37,121	$ 30,176	81%
Depreciation and other amortization	9,422	5,241	4,181	80%
Interest, net	8,994	6,445	2,549	40%
Minority interest	(393)	–	(393)	
Earnings from continuing operations before income taxes and goodwill charges	49,274	25,435	23,839	94%
Income taxes	11,627	5,353	6,274	117%
Effective tax rate	23.6%	21.0%	2.6%	
Earnings from continuing operations before goodwill charges (cash earnings)	37,647	20,082	17,565	87%
Goodwill charges net of income taxes	6,738	4,569	2,169	47%
Earnings from continuing operations	30,909	15,513	15,396	99%
Fully diluted cash earnings per share from continuing operations	0.51	0.29	0.22	76%
Fully diluted earnings per share from continuing operations	0.42	0.23	0.19	83%
Weighted average number of fully diluted shares outstanding	75,131	70,294	4,837	7%

DEPRECIATION AND OTHER AMORTIZATION

2000 RESULTS:

Depreciation and other amortization expenses were $9.4 million in 2000, compared to $5.2 million in 1999. This increase is due to the amortization of program set-up costs related to the FMCG Home Service contract with Prudential as well as other contracts in the US, plus the depreciation of capital assets added during the year.

OUTLOOK FOR 2001:

Depreciation and other amortization expenses are expected to be between $15 million and $17 million in 2001. The increase in these expenses is primarily due to the full-year impact of depreciation expenses at Mosaic InfoForce and Paradigm.

INTEREST COSTS

2000 RESULTS:

Interest expense increased from $6.4 million in 1999 to $9 million in 2000. This increase was a result of the debt assumed to finance acquisitions during the year, higher interest rates, and standby fees and loan underwriting fees arising from Mosaic's expanded credit facility. The credit facility carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3% depending on Mosaic's funded debt to EBITDA ratio. As at December 31, 2000, Mosaic was eligible for the lowest rate under the facility. Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 7.25%, given the spread on the debt facility at December 31, 2000. Subsequent to year-end, the Company entered into floating-for-fixed interest rate swaps for $50 million of Canadian dollar debt, fixing the interest rate on this amount at 6.59% when the swap was contracted.

OUTLOOK FOR 2001:

Full-year interest expense in 2001 is expected to be in the range of $20 million to $22 million, which reflects the impact of higher debt levels resulting from the Paradigm acquisition, partially offset by the impact of lower interest rates.

INCOME TAXES

2000 RESULTS:

Income taxes as a percentage of earnings before taxes and goodwill charges in 2000 were 23.6% compared to 21% in the prior year. The increase in the effective tax rate was mainly due to the change in the mix of earnings, with a higher proportion of income from US and Canada, which have significantly higher tax rates than the UK and Ireland. In addition, Mosaic has a number of tax planning strategies with a fixed tax shielding aspect, resulting in relatively higher effective taxes during periods of earnings growth.

OUTLOOK FOR 2001:

The effective tax rate in 2001 is expected to be in the range of 22% to 24%, which is in line with the actual tax rate in fiscal 2000.

CASH EARNINGS FROM CONTINUING OPERATIONS, FULLY DILUTED CASH EARNINGS PER SHARE FROM CONTINUING OPERATIONS, GOODWILL CHARGES AND EARNINGS FROM CONTINUING OPERATIONS

2000 RESULTS:

Mosaic considers **cash earnings** to be the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers, who generally use pooling of interests accounting for business combinations, thereby avoiding goodwill charges. Cash earnings in fiscal 2000 were $37.6 million, up 87% from $20.1 million in the prior year. As a percentage of revenues, cash earnings increased from 5.3% in 1999 to 7.6% in fiscal 2000 reflecting the impact of operating leverage in Mosaic's business as revenues grow.

Fully diluted cash earnings per share from continuing operations (Cash EPS) were $0.51 in 2000, a 76% increase from $0.29 in 1999. This was a result of the strong internal growth in Mosaic's businesses, the impact of financing and operating leverage on earnings, and acquisitions, which have increased earnings per share.

Cash earnings from continuous operations before goodwill charges



Fully diluted cash EPS from continuing operations



Goodwill charges from continuing operations, net of income taxes, were $6.7 million in 2000 compared to $4.6 million in the prior year. Goodwill charges on acquisitions completed in 1999 and 2000 contributed to this increase.

Earnings from continuing operations almost doubled to $30.9 million in fiscal 2000 from $15.5 million in 1999. **Fully diluted earnings per share from continuing operations** were $0.42 in 2000, an increase of 83% from $0.23 in 1999.

Earnings from continuing operations



Outlook for 2001:

Mosaic estimates that fully diluted cash earnings per share from continuing operations for fiscal 2001 will be $0.62. Before considering the impact of any proposed changes in accounting standards, the goodwill charges are expected to be in the range of $9 to $10 million, reflecting the full-year impact of goodwill charges resulting from acquisitions in 2000. The Company's estimate for fully diluted earnings per share from continuing operations for fiscal 2001 is $0.50.

Effective January 1, 2001, the Company will change its calculation method for diluted earnings per share from the 'imputed interest' method to the 'treasury stock' method as required by The Canadian Institute of Chartered Accountants' revised section 3500. This change impacts Mosaic in the way the dilutive effect of outstanding options issued by the Company will be reflected in diluted EPS. As per the new standard, options will be assumed to have been exercised at the beginning of the year or at the date of issuance, if later, and the proceeds from exercise will be assumed to have been used to purchase common shares at the average market price during the period. The incremental shares (the difference between the number of shares assumed to have been issued and the number of shares assumed to have been purchased) will be included in the denominator of the diluted EPS computation. This change largely harmonizes the calculation of fully diluted EPS with US accounting standards. The prior year comparative numbers will be restated based on the new accounting standard. In recalculating the 2000 fully diluted EPS using the treasury stock method, it results in no change to the previously reported amounts.

The forecast for 2001 does not take into account proposed changes to the accounting rules related to business combinations. The US Financial Accounting Standards Board and The Canadian Institute of Chartered Accountants are currently undertaking a joint project to harmonize these accounting rules.

Essentially, the proposed regulations would eliminate pooling of interests accounting, require the use of purchase accounting for acquisitions and eliminate, when the standard is implemented, the amortization of goodwill and replace it with periodic amortization tests. The current expectation is that the standard will be effective for the third quarter of 2001. The impact of the rules is twofold. First, by eliminating pooling of interests accounting, a significant difference in accounting standards between Canada and the US will be removed. As a result, Mosaic's accounting for business combinations will be more comparable to the results of our US peers.

The second impact will be to increase Mosaic's quarterly earnings per share by around $0.03, or $0.12 per share on an annual basis. Upon implementation of the standard, Mosaic will no longer report cash EPS, as the reported EPS will essentially be the same as the previously reported cash EPS number.

Earnings (Loss) from Discontinued Operations

Loss from discontinued operations before goodwill charges, net of income taxes was $3.1 million in 2000, compared to earnings of $2.7 million in 1999. Goodwill charges relating to discontinued operations were $25.2 million in 2000, compared to $0.5 million in 1999. Goodwill charges for 2000 include an amount of $24.5 million for the write-down of the net book value of goodwill relating to the Continental European business. See note 13 to the financial statements for further discussions related to discontinued operations.

Cash Flow

2000 Results:

The cash balance at December 31, 2000, was $15.4 million, an increase of $5.4 million over the cash balance of $10.0 million at December 31, 1999.

The overall cash generated from operations, including changes in working capital during fiscal 2000, was $60.8 million, a significant improvement from $10.7 million in 1999. This includes cash generated from continuing operations of $50.5 million and a decrease in working capital of $13.3 million compared to December 31, 1999, offset partly by cash outflows of $3 million from discontinued operations. The steps taken by the Company to better manage and reduce working capital in spite of rapid growth resulted in significantly improved operating cash flow performance in 2000.



Cash flows from financing activities were $155.2 million in fiscal 2000. The Company raised $6.3 million from the issuance of common shares, net of repurchases. This included $4 million from shares issued under the employee share purchase plans and $3.3 million from shares issued upon the exercise of options, partially offset by $1 million used to acquire shares under the Normal Course Issuer Bid of the Company through the facilities of the Toronto Stock Exchange.

The Company also obtained $146 million from net issuances of debt, primarily under its syndicated revolving debt facility. The investment by the minority shareholder (IRI) in Mosaic InfoForce resulted in a cash inflow of $2.9 million.

Cash used by investing activities amounted to $210 million. Investments in Paradigm and M:\DRIVE, combined with other acquisitions during 2000, and payments related to acquisitions in prior years amounted to $169.5 million. Cash used in 2000 to acquire property and equipment for continuing operations was $26.5 million, and $9.5 million was invested in other long-term assets. Significant capital expenditures during the year included an investment in a new office building for the FMCG group in the UK, which will house that business unit in one location, $4.9 million for equipment and software purchased for the new Mosaic InfoForce operation, and $3.7 million incurred towards deferred financing costs related to the increased debt facility negotiated during the year.

OUTLOOK FOR 2001:

In 2001, the primary use of operating cash flow will be reduction of debt and investments in continuing operations. Capital expenditures in 2001 are anticipated to be approximately $12 million, which excludes an investment of $9.6 million at the Mosaic InfoForce level to replace handheld computer equipment. This equipment will be entirely financed by IRI, and will not impact the Company's cash flow in 2001.

BALANCE SHEET

Total assets as at end of 2000 were $648 million, an increase of 86% from $349 million at the end of 1999. The largest components of this increase were the goodwill and other assets from acquisitions completed during 2000. Included at December 31, 2000, are assets of $325 million from these acquisitions. These increases were partially offset by the goodwill write-down of $24.5 million relating to the discontinued operations in Continental Europe.

The largest component of Mosaic's assets as at December 31, 2000, was goodwill, with a recorded value of $431 million. Acquisitions are accounted for using the purchase method. Goodwill represents the excess of purchase price over the fair values of net identifiable assets acquired.

Management reviews the carrying value of goodwill on a regular basis to determine if any impairment has occurred. This determination for each component of goodwill is made by comparing the carrying value of the goodwill to the undiscounted amounts of expected future cash flows. In addition, management monitors the traded market value of comparable marketing services companies. Management is of the view that the carrying value of recorded goodwill related to continuing operations has not been impaired, and in aggregate is recorded at significantly less than its fair market value.

Property and equipment as at December 31, 2000, had a net book value of $45.8 million, up from $23 million at December 31, 1999. The increase was mainly due to capital expenditure during the year at the FMCG unit for construction of new facilities, computer equipment and software investments at the Mosaic InfoForce unit, and assets from acquisitions during the year.

Working capital was one of the focus areas for management during 2000. As a result of various initiatives taken, the net non-cash working capital of continuing operations, excluding amounts taken over from acquisitions, was reduced by $13.3 million compared to the balance at the beginning of the year. Non-cash current assets as well as current liabilities as the end of 2000 were significantly higher than previous year-end balances due to acquisitions during 2000.

Long-term debt as at the end of 2000 was $227.3 million compared to $77.6 million at the end of 1999. This debt was almost entirely drawn under Mosaic's syndicated revolving debt facility, which is fully committed without amortization or reduction until October 2003. On each anniversary date, the commitment is renewable for an additional three years. During the third quarter of 2000, Mosaic increased this facility to $400 million, an increase of $250 million from the previous level of $150 million. The facility has been jointly underwritten by Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. Syndicate members include Bank One Canada, Bank of Montreal, The Toronto-Dominion Bank, Royal Bank of Canada and HSBC Bank Canada. For additional details, please see note 5 to the consolidated financial statements.

As at December 31, 2000, Mosaic had unused capacity under its syndicated lending facility of approximately $158 million, up from $73 million at the same time last year. This is adequate to meet acquisition related and capital expenditure requirements, as well as the working capital needs of the business. As at the end of 2000, Mosaic was on-side with the financial covenants under its credit agreement.

Shareholders' equity increased by $33 million, from $173 million at December 31, 1999, to $206 million at December 31, 2000. The increase resulted from:

- The issuance of $38.7 million in shares, including $32.3 million to partly finance the acquisitions of Paradigm and M:\DRIVE and the final contingent consideration payments for acquisitions completed in prior years, $4 million under Mosaic's Employee Share Purchase and Option plan and $3.3 million upon exercise of employee share options, partially offset by repurchase of $0.3 million in shares under the Normal Course Issuer Bid of the Company and $0.6 million of share issue costs;
- Net earnings during the year of $2.6 million, offset partly by a reduction of $0.7 million in retained earnings due to repurchase of shares in excess of average issue price;
- Partially offset by a $7.3 million change in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations, as the Canadian dollar appreciated significantly against the British pound, a currency with which the Company has made significant investments.

The Company to date has not paid any **dividends** on its common shares, and does not intend to do so in 2001.

Outstanding Shares

At year-end, the Company had approximately 75 million common shares outstanding, and 80 million shares on a fully diluted basis. The difference between the basic and fully diluted common shares relates to employee and director stock options.

In July 2000, the Toronto Stock Exchange (TSE) accepted Mosaic's notice of intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of the renewal, the Company can make market repurchases of up to 2 million common shares during the period from July 13, 2000, to July 12, 2001. As at December 31, 2000, the Company had repurchased 198,000 of its common shares under the Normal Course Issuer Bid.

At December 31, 2000, stock options had an average exercise price of $6.46, with exercise prices ranging from $1.90 to $21.19. Stock options are issued to employees under the Company's 1998 Employee Share Purchase and Option Plan, and to employees and directors under the Company's Incentive Compensation Plan. The exercise price of these options is set at no less than fair market value of the common shares at the time of grant.

Financial Risk and Uncertainties

Mosaic's management monitors, understands, and manages the risks associated with business transactions and the business environment within which the Company operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The Company is subject to these risks and uncertainties and actively manages them as follows:

Client and credit risk: Mosaic manages its credit risk with respect to trade accounts receivable by dealing primarily with large creditworthy customers and by collecting, whenever possible, in advance of rendering services. Management believes that the Company is not subject to a significant concentration of credit risk as only one customer represented 10% of revenues in fiscal 2000. Mosaic is also subject to revenue uncertainties in respect of clients, including loss of clients, cancellation or delay of committed client projects, and the undertaking of unprofitable client work. These risks are reduced through the use of client contracts and project budgeting systems.

Workforce: The Company is subject to labour laws across a number of legal jurisdictions. Changes in labour laws can impact the cost and productivity of the workforce. Additionally, current economic conditions provide for low unemployment rates in certain markets, resulting in increased competition for labour. The Company manages these risks by monitoring labour laws and adapting its policies to comply with regulations. In addition, the Company uses innovative tools (e.g. web and university-based recruiting) to attract new employees.

Electronic security risks: Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems of certain of its clients in order to activate customers. This exposes Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Interest rate risk: The Company's debt under its lending facility bears interest subject to floating rates and accordingly the Company is affected by exposure to movement in short-term rates. To moderate its exposure to interest rate fluctuations, the Company has entered into floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2000 was to fix the rate on US$25 million of debt at approximately 7.25%, based on the 1.4% margin charged on the syndicated lending facility at December 31, 2000.

Foreign currency risk: Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars, with US$113 million held in debt instruments denominated in that currency at December 31, 2000.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. At December 31, 2000, the nominal value of the UK pound forward contracts amounted to £13.3 million and the nominal value of the US dollar forward contracts amounted to US$20.6 million. No other currencies are material to Mosaic's operations.

Commercial risks: Business operations are subject to normal commercial risks. Mosaic has a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

02 AUG 15

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

March 8, 2002

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

The Toronto Stock Exchange

Ontario Securities Commission

British Columbia Securities Commission

Prince Edward Island Securities Commission

Commission des valeurs Mobilieres du Quebec

Dear Sirs:

RE: MOSAIC GROUP INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	May 14, 2002
RECORD DATE:	April 4, 2002
MATERIAL MAIL DATE:	April 11, 2002
APPLICABLE SECURITIES:	Common
CUSIP:	618912109

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: cox-daviesd@mosaicgroupinc.com

pk/NM_Mosaic.doc

CIBC Mellon

02 AUG 15

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

November 1, 2001

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

The Toronto Stock Exchange

British Columbia Securities Commission

Commission des valeurs Mobilieres du Quebec

Securities Division (NFLD)

Saskatchewan Securities Commission

New Brunswick Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Commission

Dear Sirs:

RE: MOSAIC GROUP INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	January 7, 2002
RECORD DATE:	November 26, 2001
MATERIAL MAIL DATE:	November 29, 2001
APPLICABLE SECURITIES:	Common
CUSIP:	618912109

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Relations
Direct Dial: (416) 643-5578

cc: cox-daviesd@mosaicgroupinc.com

pk/NM_Mosaic.doc

02 AUG 15

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

March 26, 2001

Nova Scotia Securities Commission
Securities Division (NFLD)
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
The Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Prince Edward Island Securities Commission

Commission des valeurs
Mobilieres du Quebec

Dear Sirs:

RE: MOSAIC GROUP INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 7, 2001
RECORD DATE:	April 20, 2001
MATERIAL MAIL DATE:	May 4, 2001
APPLICABLE SECURITIES:	Common
CUSIP:	618912109

Yours very truly,
CIBC MELLON TRUST COMPANY

Bill Zawada
Senior Administrator, Client Relations
Direct Dial: (416) 643-5547

NM_Mosaic.doc

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the Provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and in those jurisdictions only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Mosaic Group Inc. at 469A King Street West, Toronto, Ontario M5V 3M4, telephone 416-588-7788. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of United States persons unless registered under the 1933 Act and applicable state securities laws or unless an exemption from such registration is available. See "Details of the Offering".

Preliminary Short Form Prospectus

New Issue

March 4, 2002

MOSAIC
MOSAIC GROUP INC

Mosaic Group Inc.

$45,600,000
12,000,000 Common Shares

This short form prospectus qualifies for distribution 12,000,000 common shares of Mosaic Group Inc. (the "Company") at a price of $3.80 per share (the "Offering Price") in all the Provinces of Canada (the "Offering"), pursuant to an underwriting agreement dated March 4, 2002 (the "Underwriting Agreement") among us and Yorkton Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (collectively the "Underwriters"). The common shares of the Company ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSE"), under the trading symbol "MGX". On February 28, 2002, the date of the announcement of the Offering, the closing price of the Common Shares on the TSE was $4.19. The Offering Price of the Common Shares offered hereunder was determined by negotiation between the Company and the Underwriters.

Price: $3.80 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Company(2) (3)
Per Common Share	$3.80	$0.1862	$3.6138
Total	$45,600,000	$2,234,400	$43,365,600

(1) The Underwriters' fee for the sale of the Common Shares offered hereunder is 4.9% of the gross proceeds.

(2) Before deducting expenses of this Offering, estimated to be $300,000 which, together with the Underwriters' fee will be paid from the gross proceeds of the Offering.

(3) The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days from the closing date of this Offering, to purchase an aggregate of up to 1,800,000 Common Shares on the same terms as the above solely to cover over-allotments, if any, and effect market stabilization operations. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Company will be $52,440,000, $2,569,560 and $49,870,440 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option to the Underwriters and the Common Shares issuable on the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares hereunder, subject to prior sale, if, as and when issued and delivered by the Company and accepted by us in accordance with the conditions contained in the Underwriting Agreement referred to under Plan of Distribution and subject to the approval of certain legal matters on behalf of the Company by Fraser Milner Casgrain LLP and on behalf of the Underwriters by Goodmans LLP.

Subscriptions for the Common Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the such Common Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about March 19, 2002, or such later date as we and the Underwriters may agree, but not later than March 28, 2002.

Each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. are subsidiaries of Canadian chartered banks (collectively the "Banks") which are lenders to the Company. The Company will use a portion of the net proceeds of this Offering to reduce its indebtedness to the Banks. Consequently, the Company may be considered to be a connected issuer of these Underwriters under applicable Canadian securities legislation. See "Plan of Distribution".

The Common Shares offered hereunder will not be precluded as investments under certain statutes. See "Eligibility for Investment".

Unless otherwise noted or the context otherwise dictates, Mosaic and its subsidiaries are referred to herein as the "Company" or "Mosaic", "us" or "we".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

The eligibility of common shares in the capital of Mosaic Group Inc. offered hereby (the "Offered Shares") for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the associated regulations) and is subject to the prudent investment standards and general investment provisions they provide for:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
The Pension Benefits Act (Manitoba)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting trust companies and saving companies (Québec) (except trust companies with respect to funds, other than deposits, which are administered for other purposes)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (in respect of insurers other than mutual associations, insurance funds established by professional corporations or guarantee fund corporations)

In the opinion of our counsel, Fraser Milner Casgrain LLP, and counsel to the Underwriters, Goodmans LLP, the Offered Shares, if issued on the date hereof, will be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds or deferred profit sharing plans under the *Income Tax Act* (Canada) and the regulations thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated in this short form prospectus by reference, contain forward-looking statements which reflect the expectations of our management regarding results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition and overall economic performance, as well as various other risk factors included in the "Risk Factors" section of this short form prospectus or as may be discussed from time to time in the Company's public filings with Canadian securities regulatory authorities. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus and the documents incorporated by reference are based

upon what management believes to be reasonable assumptions, we cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this short form prospectus by reference may be obtained on request without charge from the Company's head office located at 469A King Street West, Toronto, Ontario M5V 3M4, by telephone (416) 588-7788 or by accessing the Company's disclosure documents available through the Internet on SEDAR at www.SEDAR.com. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Company at the above-mentioned address and telephone number.

The following documents that we have filed with the securities regulatory authorities of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland are specifically incorporated in this short form prospectus by reference and form an integral part of this short form prospectus:

- Annual information form dated May 18, 2001 for the year ended December 31, 2000;
- Management's Discussion and Analysis on Financial Condition and Results of Operations of Mosaic for the fiscal year ended December 31, 2001;
- The audited Consolidated Financial Statements of Mosaic as at December 31, 2001 and 2000, and for each of the fiscal years ended December 31, 2001 and 2000 and related notes thereto, together with the accompanying auditors' report;
- The Management Proxy Circular dated as of May 3, 2001 prepared in connection with the Company's annual and special meeting of shareholders held on June 7, 2001 other than those portions of the Management Proxy Circular that need not be incorporated by reference into this short form prospectus;
- The Management Proxy Circular dated as of November 29, 2001 prepared in connection with the Company's special meeting of shareholders held on January 7, 2002 other than those portions of the Management Proxy Circular that need not be incorporated by reference into this short form prospectus;
- The material change report dated June 29, 2001 concerning the private placement of US$57,000,000 in 10.50% Canadian Originated Preferred Securities ("COPrS"); and
- The material change report dated November 27, 2001 concerning Amendment No. 2 to the Amended and Restated Merger Agreement dated December 14, 2000, as amended by Amendment No. 1 thereto dated January 25, 2001.

Any of the following documents filed by us with the various securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of this Offering will be deemed to be incorporated by reference into this short form prospectus:

- material change reports, except confidential material change reports;
- comparative interim financial statements; and
- comparative financial statements for our most recently completed financial year, together with the accompanying report of the auditor.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus will be deemed to be modified or superseded to the extent that a statement contained in this short form prospectus, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus, modifies or replaces that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is

required to be stated or that is necessary to make a statement not misleading in light of the circumstance in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE COMPANY

Mosaic Group Inc. was incorporated by Articles of Incorporation under the *Business Corporations Act* (Ontario) on June 28, 1995, amalgamated with certain of its subsidiaries on January 1, 1998 and carries on business both through Mosaic Group Inc. and a number of operating subsidiaries. Mosaic and its subsidiaries are referred to herein as the "Company" or "Mosaic", "us" or "we", unless the context otherwise requires. In October 1995, Mosaic completed an initial public offering of its common shares ("Common Shares") in Ontario. Mosaic's Common Shares trade on the Toronto Stock Exchange (the "TSE") under the stock symbol "MGX".

The diagram below outlines the corporate organization of Mosaic and its significant operating subsidiaries as of February 28, 2002. Unless otherwise indicated, all such subsidiaries are 100% owned, either directly or indirectly, by Mosaic.

North American Operations



Mosaic Group Inc. (Ontario)
Mosaic Organizational Performance Group Ltd. (Ont.)
eForce Corp. (Ont.)
Mosaic Marketing Services Inc. (Ont.)
S&MG Field Merchandisers Ltd. (Ont.)
Medium One Productions Inc. (Ont.) (68%)
Mosaic Performance Solutions Limited (Ireland)
Mosaic Group (US) Inc. (Del.)***
Mosaic InfoForce GP Holdco, Inc. (Del.) ***
Mosaic InfoForce LP Holdco, Inc. (Del.) ***
TMG Solutions Inc. (Del.)
Mosaic Retail Solutions Inc. (Del.)
Mosaic Relevance Marketing LP Inc. (Del.)***
Mosaic Relevance Marketing GP Inc. (Del.)***
Mosaic Performance Solutions Inc.(Del.)
1%
50%
Mosaic InfoForce LP (Del.)
99%
1%
Mosaic Relevance Marketing LP (Del.)
Mosaic Data Solutions Inc. (Del)

UK Operations



Mosaic Group Inc. (Ont.)
Mosaic Investments Inc. (Ont) ***
Mosaic Group (United Kingdom)***
Mosaic Group Solutions (Europe) Limited (UK)
Mosaic Performance Solutions (UK) Limited (UK)
FMCG Home Service Limited (UK)

Notes: *** Non-operating company.

BUSINESS OF THE COMPANY

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure

Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Management believes that Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for its brand partners.

RECENT DEVELOPMENTS

The following is a summary of significant developments in the operations and affairs of Mosaic occurring since January 1, 2001:

1. On February 21, 2001, Mosaic entered into a shareholders rights plan agreement with CIBC Mellon Trust Company (the "Rights Plan"). The Rights Plan became effective immediately and was approved, ratified and confirmed by a resolution of shareholders at Mosaic's annual and special meeting of shareholders held on June 7, 2001 and amended at a special meeting of the shareholders on January 7, 2002.

2. On February 21, 2001, Mosaic announced that it would divest itself of certain Continental European operations in order to focus its management and capital resources in its three major markets – Performance Marketing, Mosaic's North American operations, and Mosaic's U.K./Ireland operations. The Company substantially completed the divestment in the first half of calendar 2001.

3. On June 20, 2001, Mosaic completed a private placement of US$57,000,000 in COPrS. The COPrS will have a final maturity in June, 2009 and will be retired in three equal annual instalments beginning in June, 2007. Distributions on the COPrS will be paid quarterly and are based on an annual rate of 10.50%.

4. On July 18, 2001 Mosaic completed a transaction with Intelecom Systems, Inc. ("Intelecom") whereby we exchanged our 20% common share holding in Intelecom for the 25% common share holding of eForce Corp. previously held by Intelecom. As a result of the transactions, Mosaic directly holds 100% of the common share capital of eForce and no longer has any direct or indirect ownership in Intelecom.

5. On August 30, 2001, Clint Becker resigned as the Chief Financial Officer of Mosaic. Ben Kaak then became the Chief Financial Officer of Mosaic, a position that he held prior to Mr. Becker's term, during which time Mr. Kaak served as the Executive Vice President of Mosaic, a position Mr. Kaak continues to hold as of the date of this short form prospectus.

6. On September 24, 2001, Mosaic announced that its Performance Solutions division in the United States signed three significant agreements to expand on its existing relationship with a major US satellite TV services provider into the 2002 fiscal year.

7. On November 6, 2001, Mosaic announced that it had amended the Amended and Restated Merger Agreement dated December 14, 2000, as subsequently amended by Amendment No. 1 thereto dated January 25, 2001 (as so amended, the "Merger Agreement"), between the Company, certain direct and indirect subsidiaries of the Company, Paradigm Direct LLC ("Paradigm") (now Mosaic Performance Solutions Inc., a part of the Mosaic Performance Solutions division in the United States) and the equity holders of Paradigm (the "Paradigm Vendors"), pursuant to which Mosaic acquired Paradigm. The amendments to the Merger Agreement fix the amount of the earn-out consideration payable by Mosaic to the Paradigm Vendors pursuant to the Merger Agreement. The amendments provide that the remaining earn-out payments to the Paradigm Vendors would be satisfied with the issuance by Mosaic of 20,540,000 Common Shares in January 2002, cash consideration of US$26,500,000 payable on or before April 1, 2002 and US$26,000,000 of additional consideration also payable on or before April 1, 2002. The additional consideration may be satisfied either in cash or in Common Shares, at the Company's option. Such consideration may be satisfied through the issue of Common Shares at a ratio of 0.48 Common Shares for each US dollar of consideration to a maximum of 12,480,000 Common Shares. The Company has also agreed with the Underwriters that no more than 50% of such additional consideration shall be paid in cash. The amendments to the earn-out consideration were conditional upon, among other things, the approval by the Company's shareholders of the issuance of the maximum number of Common Shares that could be required to be issued to the Paradigm Vendors as earn-out consideration. This approval was obtained on January 7, 2002.

On January 15, 2002, the Company satisfied the first two of these earn-out payments by the issuance to the Paradigm Vendors of an aggregate of 20,540,000 Common Shares and the payment to the Paradigm Vendors of an aggregate of US$26,500,000. It is the Company's current intention to satisfy the remaining US$26,000,000 in unpaid consideration through the issue of 12,480,000 Common Shares.

8. On January 1, 2002, Marc Byron, formerly the Chief Executive Officer ("CEO") of our subsidiary Mosaic Performance Solutions, was appointed the Vice Chairman and CEO of Mosaic. On January 7, 2002, Paul Alofs resigned as a member of our Board of Directors and Gregory Kiernan was elected by the Board of Directors to fill this vacancy on February 26, 2002.

9. Effective January 2002, Mosaic discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. Mosaic is currently negotiating the financial arrangements and other terms of the discontinuance of this work.

10. On January 24, 2002, Mosaic announced that commencing on or about January 28, 2002 Mosaic will begin marketing Worldcom Wireless consumer wireless services across the United States on a non-exclusive basis.

11. On January 24, 2002, Mosaic announced the details of its "Go Forward Plan". The plan addressed and described Mosaic's priorities and plans as an organization strategically, financially, operationally and culturally. A cornerstone of that plan is to simplify the operating structure of Mosaic by establishing four operating Divisions.

    Mosaic also announced on January 24, 2002 that it will undergo a review of its capacity which will likely result in headcount reductions in selected divisions. The Company expects to eliminate approximately 10% of its workforce and consolidate a number of its locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10,000,000 to $14,000,000. The Company intends to announce additional information in respect of its restructuring plans, related costs and anticipated savings as the "Go Forward Plan" unfolds and is implemented in the first half of 2002.

12. On January 25, 2002, Mosaic acquired Custom Offers LLC ("Custom Offers"), an internet marketing solutions company, focused on aggregating large volumes of data and then monetizing that data through performance driven marketing programs. Upon acquisition, Custom Offers was immediately renamed as Mosaic Data Solutions. The purchase price for Custom Offers consists of (i) US$6,000,000 satisfied at closing by the issuance of 2,293,067 Common Shares and the payment of US$300,000; (ii) an additional payment of US$4,000,000 if Custom Offers achieves pre-tax earnings of US$2,000,000 in 2002, with such payment being made in cash or Common Shares, at Mosaic's option; and (iii) additional earn-out payments in 2003 and 2004 based on a multiple of up to 5 times average 2002 and 2003 pre-tax earnings and will be settled primarily in Common Shares, however, no less than 20% of such payments shall be made in cash. The maximum consideration payable pursuant to the Custom Merger Agreement is US$49,900,000, with any Mosaic shares issued subject to a floor price of US$1.80.

DETAILS OF THE OFFERING

The Offering consists of 12,000,000 Offered Shares at a price of $3.80 per share. Each Common Share entitles the holder to one vote per share held at a meeting of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Under an agreement (the "Underwriting Agreement") dated March 4, 2002 between Yorkton Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (the "Underwriters") and us, we have agreed to issue and sell, and the Underwriters have severally agreed to purchase (the "Offering"), on March 19, 2002 or on such other date as we and the Underwriters may agree, but in any event not later than March 28, 2002, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 12,000,000 Offered

Shares at a price of $3.80 per share (the "Offering Price"), payable in cash against delivery of the certificates representing such shares for an aggregate price of $45,600,000. The Offering Price was determined by negotiation between us and the Underwriters. In consideration for their services, we have agreed to pay the Underwriters a fee equal to $0.1862 per Offered Share sold.

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable within 30 days after the closing, to purchase an aggregate of up to 1,800,000 Offered Shares on the same terms as set forth above solely to cover over-allotments, if any, and to effect market stabilization operations. This short form prospectus also qualifies the distribution of the Over-Allotment Option and the Offered Shares issuable upon the exercise of the Over-Allotment Option. We have agreed to pay the Underwriters a fee of $0.1862 per Offered Share in respect of Offered Shares purchased pursuant to the exercise of the Over-Allotment Option.

We have agreed to indemnify the Underwriters and their directors, officers, employees and agents from and against liabilities arising from this Offering, including any Company non-compliance or alleged non-compliance with securities legislation.

Pursuant to the policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. These restrictions are subject to exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. Exceptions include a bid or purchase permitted under the rules and requirements of the TSE relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended, (the "*1933 Act*") and, subject to certain exceptions, may not be offered or sold in the United States or to, or for the account or benefit of, United States persons. The Underwriters have agreed that they will not offer or sell the Offered Shares within the United States, except in accordance with the Underwriting Agreement and pursuant to an exemption from the registration requirements of the *1933 Act* provided by Rule 144A under the *1933 Act*, and in compliance with applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering pursuant to this short form prospectus, an offering or sale of the Offered Shares within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the *1933 Act* if such offer or sale is made otherwise than in accordance with Rule 144A under the *1933 Act* and other applicable United States state and federal securities laws.

The Company has agreed that it will not, without the prior consent of the Underwriters, offer, sell or otherwise dispose of any Common Shares, or any securities convertible into or exchangeable for or exercisable to acquire Common Shares (other than the Offered Shares pursuant to this short form prospectus, Offered Shares issuable upon the exercise of the Over-Allotment Option, Common Shares issuable pursuant to presently outstanding rights or agreements, Common Shares issuable upon exercise of the Rights Plan, Common Shares issuable pursuant to the exercise of the options granted under the Company's stock option plan or stock purchase plan and Common Shares issuable as consideration for any future acquisitions by the Company for not greater than an aggregate 10% of the number of Common Shares outstanding immediately following completion of this Offering) for a period of 90 days from the closing date of this Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. It is a condition, subject to waiver by the Underwriters, that the Company's senior bank lending syndicate agree (prior to the closing of this Offering) to amend the Second Amended and Restated Credit Agreement, dated as of October 4, 2000, as amended (the "Senior Credit Facility"), by revising the definition of EBITDA therein to expressly exclude (or "add back" as the case may be) in the calculation of EBITDA during the 2002 fiscal year, any accrued restructuring charges recorded in accordance with Canadian generally accepted accounting principles ("GAAP") during that period, up to a maximum of $12,000,000. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of such Offered Shares are purchased under the Underwriting Agreement. Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the

closing of this Offering, which is expected to take place on or about March 19, 2002, or such later date as we and the Underwriters may agree, but not later than March 28, 2002.

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. (the "Connected Underwriters") are subsidiaries of Canadian chartered banks which are lenders to the Company (collectively the "Banks"). The Company will use a portion of the net proceeds of this Offering to reduce its indebtedness to the Banks. See "Use of Proceeds". Consequently, the Company may be considered to be a connected issuer of these Underwriters under applicable Canadian securities legislation. The Banks have agreed to make available to the Company credit facilities or financings in the maximum aggregate principal amount of approximately $252,450,000. As at February 28, 2002, the Company was indebted to the Banks in respect of such credit facilities or financings in the aggregate amount of approximately $205,056,800. As of the date hereof, the Company is in compliance with the terms of its indebtedness to the Banks. The indebtedness is secured by substantially all the assets of the Company. Since entering into the Senior Credit Facility, the Company has made a number of acquisitions funded in part or in whole by drawdowns pursuant to the Senior Credit Facility, which acquisitions have resulted in increases in the security granted by the Company under the Senior Credit Facility. In addition, the financial position of the Company has changed since entering into the Senior Credit Facility as disclosed in the Company's periodic public filings of its consolidated financial statements and related information with Canadian securities regulatory authorities. The decision to distribute the Offered Shares and the determination of the terms and conditions of the distribution were made through negotiations between the Company and the Underwriters without the involvement of the Banks. The Connected Underwriters will not receive from the Company any benefit from this Offering, other than their respective portions of the Underwriters' fee payable by the Company.

USE OF PROCEEDS

The net proceeds to the Company from the Offered Share sale are estimated to be $43,065,600 (approximately $49,570,440 if the Over-Allotment Option is exercised in full), after deducting the Underwriters' fee and other expenses of the Offering estimated at $300,000. We will use the net proceeds of this Offering to reduce our indebtedness under the Senior Credit Facility. The Senior Credit Facility being paid down is a revolving facility used for working capital, acquisition and other corporate purposes and, as such, the indebtedness under such facility fluctuates on a regular basis. It is our intention to reduce the available commitment under the Senior Credit Facility from $300,000,000 to $260,000,000 effective with the Closing of the Offering. Pending such pay down, the Company will invest the net proceeds of the Offering in short term, interest bearing, investment grade securities.

DESCRIPTION OF SHARE CAPITAL

Mosaic has an authorized share capital consisting of an unlimited number of Common Shares. As at March 1, 2002, there were 98,200,275 Common Shares issued and outstanding as fully paid and non-assessable shares.

Holders of Common Shares are entitled to one vote for each Common Share held at any meeting of shareholders of Mosaic. Holders of Common Shares are entitled to receive dividends when declared by the board of directors of Mosaic. Holders of Common Shares are also entitled to receive the remaining property of the Company upon dissolution or winding up.

CONSOLIDATED CAPITALIZATION

Since December 31, 2001, we issued the following Common Shares:

(i) 27,000 Common Shares upon the exercise of previously issued options.

(ii) On January 15, 2002, 20,540,000 Common Shares were issued, in the aggregate, to the Paradigm Vendors in connection with the amendments to the earn-out consideration payable under the Merger Agreement.

(iii) On January 25, 2002, 2,293,067 Common Shares were issued, in the aggregate, to the equity holders in Custom Offers LLC pursuant to a merger agreement dated as of January 21, 2002 among Mosaic Group Inc., Custom Offers Holding Company, Custom Offers Acquisition Corp., Custom Offers LLC, Lawrence P. Organ, Michael A. Organ and the other equity holders of Custom Offers LLC named

therein. See paragraph 12 of "Recent Developments" with respect to additional shares that may be issued in respect of this merger.

As described above, Mosaic is obligated to satisfy on or prior to April 2002 a payment obligation to the Paradigm Vendors in the amount of US$26,000,000, payable at the discretion of Mosaic in either cash or Common Shares. Such consideration may be satisfied through the issuance of 0.48 Common Shares for each US dollar of consideration payable to a maximum of 12,480,000 Common Shares. The Company has also agreed with the Underwriters that no more than 50% of such consideration shall be paid in cash. It is the Company's current intention to make this payment in Common Shares.

The following table sets out the capitalization of the Company as at December 31, 2001: (i) on an actual basis, as reflected in the Company's Consolidated Financial Statements as at December 31, 2001; and (ii) on a *pro forma* basis to reflect the issue of the Company's 12,000,000 Offered Shares for gross proceeds of $45,600,000 after estimated issue costs of $2,534,400 and the application of the net proceeds as described under "Use of Proceeds". This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this short form prospectus.

	December 31, 2001	
	Actual (audited)	*Pro Forma*[1] (unaudited)
Debt		
Bank indebtedness[2]	$ 5,943,000	$ 5,943,000
Senior Credit Facility [3]	162,710,000	161,779,400
Accrued acquisition liabilities [4]	72,845,000	30,710,000
Obligations under capital leases (including current portion)	10,465,000	10,465,000
Total Debt	251,963,000	208,897,400
Minority Interest	2,685,000	2,685,000
Shareholders' Equity		
Common Shares, without par value, unlimited authorization; issued 75,194,371 as at December 31, 2001; *Pro forma* 95,734,371	191,578,000	249,090,000
12,000,000 Common Share Offering [5]	–	44,043,900
Other equity instruments		
COPrS [6]	85,350,000	85,350,000
Paradigm earn-out obligation –January 15, 2002 [7]	57,512,000	–
Paradigm earn-out obligation – April 1, 2002 [8]	41,340,000	41,340,000
Total Share Capital	375,780,000	419,823,900
Cumulative foreign exchange translation adjustment	(3,849,000)	(3,849,000)
Retained earnings	47,057,000	47,057,000
Total Shareholders' Equity	418,988,000	463,031,900
Total Capitalization	$ 673,636,000	$ 674,614,300

(1) The above table assumes the Over-Allotment Option is not exercised and reflects on a pro forma basis the results of the issuance of the Offered Shares and the payment of the obligated US$26,500,000 cash and share portion of the Paradigm earn-out payment and share issue subsequent to December 31, 2001

(2) See note 5(a) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning bank indebtedness.

(3) The net proceeds of $43,065,600 from the Offering will be used to reduce the balance owing under the Senior Credit Facility. See note 5(b) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the Senior Credit Facility.

(4) On January 15, 2002, the cash portion of the Paradigm earn-out payment of US$26,500,000 (C$42,135,000) was settled increasing the balance owing under the Senior Credit Facility.

(5) After deduction of the Underwriters' fee of $2,234,400 and estimated expenses of the Offering of $300,000, net of applicable income tax benefits of $978,300 in the aggregate.

(6) See Note 6(c) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the COPrS.

(7) Share capital at December 31, 2001 includes the Paradigm earn-out obligation which was settled in part on January 15, 2002 by the issuance of 20,540,000 Common Shares of the Company. See Notes 2(a) and 6(d) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the payment of the January 2002 Paradigm earn-out obligation.

(8) Share capital at December 31, 2001 includes the balance of the Paradigm earn-out obligation which is to be settled on April 1, 2002. It is the Company's current intention to satisfy this obligation by the issuance of 12,480,000 Common Shares of the Company. See Notes 2(a) and 6(d) of the Notes to the audited Consolidated Financial Statements of the Company for information concerning the payment of the April 2002 Paradigm earn-out obligation.

DIVIDEND POLICY

Except for distributions on other equity instruments, neither the Company nor its predecessors has declared any dividends on its Common Shares since their respective dates of amalgamation and incorporation and the Company has no plans to declare any dividends for the foreseeable future. The Company intends to retain future

earnings to finance the development of its business and has no current plans to pay any dividends on the Common Shares.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

Our Common Shares are quoted for trading on the TSE and began trading there in October of 1995 under the trading symbol "MGX". The following table sets forth the price quotations and the trading volume for the Common Shares for the periods indicated:

Calendar Period	Price Per Share		Share Trading Volume
	High	Low	
1999			
1st quarter 1999	$4.20	$2.75	5,658,004
2nd quarter 1999	6.90	3.90	6,189,944
3rd quarter 1999	7.80	6.50	8,551,708
4th quarter 1999	11.80	7.20	6,926,034
2000			
1st quarter 2000	22.05	11.05	12,686,954
2nd quarter 2000	19.75	14.50	12,162,677
3rd quarter 2000	18.20	13.00	9,722,398
4th quarter 2000	16.65	9.50	15,324,781
2001			
1st quarter 2001	10.50	3.60	18,773,947
2nd quarter 2001	8.00	3.75	15,578,011
3rd quarter 2001	8.00	3.40	12,714,264
October 2001	4.50	3.00	3,148,225
November 2001	3.90	2.50	9,239,136
December 2001	4.40	3.40	5,254,186
2002			
January 2002	4.42	3.30	4,452,123
February 2002	4.25	2.66	13,336,839

RISK FACTORS

The following risk factors, as well as the other information contained in this short form prospectus, should be considered carefully:

Implementation of "Go Forward Plan":

We have recently announced the details of our "Go Forward Plan" which addresses and describes our strategic, financial, operational and cultural priorities and plans as an organization. In addition, we have announced that we will undergo a review of our operating capacity which will likely result in headcount reductions in selected divisions. The Company expects to eliminate approximately 10% of its workforce and consolidate a number of its locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10,000,000 to $14,000,000, In connection with this reduction in workforce, we may face labour law issues in various jurisdictions in which we operate. We intend to update our specific restructuring plans, related costs and anticipated savings as the "Go Forward Plan" unfolds and is implemented in the first half of 2002. We cannot be certain either that we will be able to successfully implement our "Go Forward Plan" or that it will successfully address our needs. If the "Go Forward Plan" fails to successfully achieve its goals, our operating results could suffer and the resulting economic shortfall could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Key Personnel:

As in any service business, our success has been in the past and is expected to continue to be dependent upon the leadership shown by a number of key executive and management personnel. The successful implementation of our "Go Forward Plan", for example, will rely heavily on the leadership of our CEO and our other key executive and management personnel. Relationships we have with our clients could be lost if key personnel leave, and our ability to generate revenue may be harmed by the departure of individuals who work on our projects as we are dependent on their expertise. Competition for such personnel may be intense and there can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the

future. If we are unable to identify, attract, hire, train and retain qualified personnel in the future, such inability could have a material adverse effect on our business, operating results and financial condition.

Leverage and Debt Service:

As of December 31, 2001, our outstanding senior indebtedness aggregated approximately $164,000,000 and we had outstanding US$57,000,000 in COPrS. The net proceeds from this Offering will be used to reduce the amount of indebtedness outstanding pursuant to the Senior Credit Facility.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. While we are currently in compliance with all of our financial and operating covenants contained in the Senior Credit Facility and the COPrS agreement, there can be no assurance that we will be in compliance in the future with such covenants, including subsequent to implementation of the Company's proposed restructuring as detailed in its "Go Forward Plan." The existence of our financial leverage could have important consequences to holders of Common Shares, including (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; and (ii) a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on our outstanding indebtedness, thereby reducing the funds available to us for our existing operations and any future acquisitions or other business opportunities. The Company's debt facilities are subject to renewal from time to time. There can be no assurance that such facilities will be renewed, or if renewed, that the renewal will occur on same or similar terms.

Uncertainty in Customer Revenue:

We are subject to revenue uncertainties resulting from factors such as loss of clients, cancellation or delay of committed client projects, the undertaking of unprofitable client work and the failure of clients to pay. We attempt to mitigate these risks by dealing primarily with large credit-worthy customers, by collecting, whenever possible, in advance of rendering services, by entering into written agreements with our clients and by using project budgeting systems. We believe that we do not face significant concentration of credit risk issues resulting from a dependence on a limited member of significant customers. While multiple service contracts with AT&T Wireless represented over 27% of our revenues in fiscal 2001, each of our other clients accounted individually for less than 7% of our total revenues.

Acquisitions:

Acquisitions could create risks for us, including difficulties in assimilation of acquired personnel, operations and technology. In addition, if we consummate acquisitions through an exchange of our securities, our existing shareholders could suffer significant dilution. Any future acquisitions, even if successfully completed, may not generate any additional revenue or provide any benefit to our business.

New Accounting Standards Relating to the Treatment of Goodwill:

We have adopted in fiscal 2002 the accounting standards of The Canadian Institute of Chartered Accountants Handbook Sections 1581 – Business Combinations and 3062 – Goodwill and Other Intangible Assets. Effective January 1, 2002, we are no longer required to amortize goodwill. In accordance with these new standards, we are required to perform transitional impairment tests on goodwill that existed as at January 1, 2002. Impairment of goodwill is tested by a two-step approach at a level of reporting referred to as a reporting unit. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill, to identify potential impairment. If the carrying amount of a reporting unit exceeds its fair value, there is a second step that requires the fair value of the reporting unit's goodwill be compared with its carrying amount to measure impairment loss, if any. We have until the end of the second quarter of fiscal 2002 to complete the first step of the transitional goodwill impairment test and until the end of fiscal 2002 to calculate the magnitude of any resulting impairment loss as at January 1, 2002. Any such transitional impairment loss will be recorded under GAAP as an adjustment to January 1, 2002, or opening fiscal 2002, retained earnings. Under the new standards, we will also be required to perform additional impairment tests of goodwill at least annually, but more frequently if indications of impairment exist. Any impairment losses occurring in fiscal 2002 or later will be recorded in operating income for that period under GAAP. We had $589,700,000 of goodwill recorded on our balance sheet as of December 31, 2001. Accordingly, the adoption of the new standards could result in a significant charge to our reported earnings in the future. Such non-cash charge could have an impact on our financial statements and our share price.

AT&T Relationship:

Effective January 2002, we discontinued our direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90,600,000 or 18% of our revenue during 2001. We are currently negotiating the financial arrangements and other terms of the discontinuance of this work. In the event that a satisfactory resolution is not achieved, either we or AT&T Wireless may elect to settle this matter through binding arbitration. In February 2002, we notified AT&T Wireless of our intention to arbitrate should a mutually agreeable resolution not be reached. We do not anticipate any material negative impact on our financial position resulting from such negotiation or arbitration.

Competition:

We currently compete against a wide range of companies, as the services we provide can be categorized in three functional solutions: direct marketing customer acquisition and retention solutions, marketing and infrastructure solutions, and sales solutions and research. We have competition in all major markets in which we do business from competitors that range from large multinationals to small and mid-size agencies. We must compete with these companies, firms and agencies in order to maintain existing client relationships and to obtain new clients and assignments. Competitive factors include creative capabilities and reputation, management, personal relationships, quality and reliability of service and expertise in particular niche areas of the marketplace. Although the price of services may be a competitive factor in obtaining new clients, it is the results that are generated by marketing campaigns that we believe are most relevant to a client.

Information Technology:

We are dependent on the use of a number of Information Technology ("IT") tools in the course of delivering our services and on direct access to IT systems of certain of our clients in order to activate customers, thus exposing us to risks related to unauthorized access to our computer systems, mishandling or destruction of data, data privacy issues and systems failure. We manage these risks through the use of appropriate electronic privacy and security tools. We also carry out regular testing of our security systems and proprietary applications to ensure their functionality.

Currency Exchange Rate Risk:

Changes in the relative values of foreign currencies to the Canadian dollar affect our financial position as we incur either gains or losses in the translation of foreign currency to Canadian dollars. To manage this risk, we have attempted to hedge against movements in the US dollar and UK pound, the foreign currencies material to our operations, in a manner that relates to our long-term client contracts, by entering into a series of short-term foreign currency forward contracts. In addition, we have hedged against fluctuations in the value of the US dollar by financing a portion of our US operations with US dollar-denominated commitments, including US$69,000,000 in debt at December 31, 2001, pursuant to our Senior Credit Facility and US$57,000,000 through the issuance of COPrS. If we are unable to hedge effectively against adverse movements in foreign currency exchange rates, our operating results may suffer.

Interest Rate Risk:

We attempt to manage the risks inherent in the variable interest rates under our Senior Credit Facility in part by using floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2001 was to fix the rate on US$25,000,000 of debt at 8.0% and on $50,000,000 of debt at approximately 7.34% based on the credit spread charged on the Senior Credit Facility at December 31, 2001. If we are unable to hedge successfully against interest rate movements, there could be a material adverse effect on our business, financial condition and results of operations.

Intellectual Property Rights:

Our success and ability to compete depends upon our intellectual property, including our trade secrets and other confidential information, as the markets in which we operate are dependent on this information and know-how. We rely on trademark, trade secret and copyright laws to protect our intellectual property. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

Economic Uncertainty:

The markets in which we operate are cyclical and subject to the effects of economic downturns. The current political, social and economic conditions, including the impact of terrorism on consumer and business behaviour, make it difficult for us, our vendors and our customers to accurately forecast and plan future business activities. We face risks associated with our clients changing their business plans and/or reducing their marketing budgets.

Fluctuation in Stock Price:

The market price of our Common Shares has been and is likely to continue to be highly volatile and may fluctuate substantially. The price of the Common Shares that will prevail in the market after this Offering may be higher or lower that the price you pay, depending on many factors, some of which are beyond our control. In particular, the announcement of any significant customer developments, or our failure to achieve expected financial results could have a material adverse effect on our stock price.

Commercial Risks:

Business operations are subject to normal commercial risks. We have a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Offered Shares will be passed upon on behalf of the Company by Fraser Milner Casgrain LLP, Toronto, and on behalf of the Underwriters by Goodmans LLP. As of the date of this short form prospectus, the partners and associates of Fraser Milner Casgrain LLP and Goodmans LLP, respectively, as a group own beneficially, directly or indirectly, less than 1%, respectively, of the Common Shares.

The Company is not currently a party to any material litigation proceedings involving the Company, its business or its operations. To the best of the knowledge of management of the Company, no such material proceedings are pending or threatened.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The auditors of Mosaic are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, Toronto, Ontario M5K 1J7, Canada. The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of his or her province. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated March 4, 2002

This short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this short form prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MARC BYRON
Vice-Chairman and Chief Executive Officer

(Signed) BEN W. KAAK
Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) WILLIAM BIGGAR
Director

(Signed) THEODORE SANDS
Director

CERTIFICATE OF THE UNDERWRITERS

Dated March 4, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this short form prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this short form prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

YORKTON SECURITIES INC.

By: *(Signed)* MARK R. MCQUEEN

SCOTIA CAPITAL INC.

BY: *(Signed)* MELANIE E. RUBY

BMO NESBITT BURNS INC.

BY: *(Signed)* A.G. RHIND

CIBC WORLD MARKETS INC.

BY: *(Signed)* DANIEL J. MCCARTHY

HSBC SECURITIES (CANADA) INC.

BY: *(Signed)* BRADLEY J. GOLDHAR

TD SECURITIES INC.

By: *(Signed)* G. STEPHEN DEMBROSKI

MOSAIC
MOSAIC GROUP INC

www.mosaicgroupinc.com

416-588-7788

c0384
f BC-Mosaic-Group-Inc. 06-27 0417
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic WorldCom Exposure Limited to under US$2 Million

TORONTO, June 27 /CNW/ - Mosaic Group Inc. (TSX: MGX), the leading independent marketing and sales solutions company with capabilities in the US, Canada and the UK, today reports that, in response to investors' queries, that the current receivable owing to Mosaic from WorldCom's wireless division is less than US$2 million. The majority of the outstanding receivable from WorldCom Wireless has been paid on time in accordance with the settlement agreement. The remaining US$2 million is due no later than July 15, 2002.

Forward Looking Statements
Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's quarterly and annual reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Mosaic Group Inc., with operations in the United States, Canada, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com
%SEDAR: 00002180E

-0- 06/27/2002
/For further information: Please Contact: Ben Kaak, EVP & CFO, (416) 813-4272, Mosaic Group Inc., Email: kaakb(at)mosaigroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:58e 27-JUN-02

c6340
r f BC-Mosaic-Sr.-Term-Notes 06-14 2053
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15 AM 11: 11

Attention Business/Financial Editors:
Mosaic Issues US$100 million in 6 Year Senior Term Notes

- Updates Earnings Guidance -

TORONTO, June 14 /CNW/ - Mosaic Group Inc. (TSX: MGX), the leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that it has issued US$100 million (C$152 million) in Senior Term Notes to a group of investors led by the Prudential Insurance Company of America and including Northern Life Insurance Company (ING Investments Inc.), Jackson National Life Insurance Company, and Jackson National Life Insurance Company of New York (PPM America Inc.). Proceeds of the issue will be used to reduce bank debt.

The Senior Term Notes were issued in two series. The Series A Notes aggregate US$80 million, carry a 7.57% interest rate and have maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008. The Series B Note aggregates US$20 million, carries a 7.27% interest rate and matures on June 14, 2007.

Coincident with this financing, the Company is reducing the commitment level under its syndicated revolving bank facility ("Bank Facility") from C$253 million to C$125 million by August 15, 2002 and extending the maturity of the Bank Facility to June 13, 2004. Subsequent to the funding of the Senior Term Notes, the drawn amount under the Bank Facility will approximate C$30 million. The Company plans to take an estimated C$7.5 million non-cash debt extinguishment charge in the second quarter. There are two aspects to this charge. The first is the write-off of the loan underwriting, set up and legal fees of C$4.3 million in aggregate which were initially deferred on the establishment of borrowing commitments under the Bank Facility and which now must be written down to reflect the significant reduction in the outstanding commitment level under this facility. The second aspect is to write-off the losses on floating-to-fixed interest rate swaps of C$3.2 million, which are no longer required as the underlying bank debt against which they were hedged has been repaid. These interest rate swaps represented notional principal amounts of US$25 million and C$50 million.

As a result of the financing transactions Mosaic's average debt maturities have been extended from 3.75 years to 5.75 years, with no scheduled principal payments for 3 years.

As part of the Senior Note and Bank Facility transactions the Company conformed its covenant provisions. In addition, the conformed covenants provide increased flexibility for the next two quarters to allow management to continue to execute its Go Forward Plan.

"We are pleased with the extension of our relationship with Mosaic which started last year with our purchase of Mosaic's Canadian Originated Preferred Securities (COPrS)," said Kevin Kraska, Senior Vice President of the Prudential Capital Group. "Mosaic has shown both an ability to deliver on its commitments to the Prudential and to adapt its business in the face of an ever changing business environment. Based on our due diligence, we are confident that management is taking the right steps to grow the business in a responsible manner through the execution of its Go Forward Plan."

"Obtaining new attractively priced long-term capital in a difficult lending environment is a testament to the strength of our business model and to our lenders' confidence in our business," said Ben Kaak, EVP and CFO, Mosaic Group Inc. "With the completion of this transaction we have successfully delivered on our commitment in our Go Forward Plan to extend the average maturities on our debt, under more flexible terms, and in a cost effective manner."

Wireless Update

On May 17, 2002 Mosaic announced that WorldCom Wireless provided Mosaic 60 days notice of the cancellation of its customer acquisition contract under which Mosaic acquired wireless customers for WorldCom. As part of the termination discussions and final settlement agreement with WorldCom signed yesterday, Mosaic agreed to significantly curtail its customer acquisition program in the second quarter and accept lower fees per activation in exchange for the prompt settlement of outstanding amounts. As a result of this settlement there will be an EBITDA reduction of approximately C$3.0 to C$3.6 million in the second quarter versus the guidance previously provided.

Earnings Guidance

The table below reflects management's revised second quarter and full year guidance including (i) the second quarter impact of the WorldCom contract termination; (ii) non-cash write-offs related to the reduction in the Bank Facility; (iii) higher interest costs on the Senior Term Notes versus the Bank Facility; and (iv) higher depreciation and amortization costs in respect of customer acquisition costs for proprietary products such as the CIBC Guaranteed Proof program in Canada and on data acquisition costs in the recently acquired Mosaic Data Solutions business. At this time, management has not revised second half estimates and full year estimates in respect of its wireless customer acquisition business because of uncertainty in respect of the timing and nature of a replacement wireless program. It is management's intention to update or reaffirm the second half and full year guidance at the time of its second quarter earnings release, which is scheduled for early August 2002.

<<

Financial Highlights (C$millions, except per share amounts)	Three Months Ending June 30, 2002 Revised Estimate	Year Ended Dec. 31, 2002 Estimate (3)
Revenue	140 - 148	700 - 720
EBITDA (1)	15 - 16	83 - 86
Debt extinguishment charge (non-cash)	(7.5)	(7.5)
Diluted Pro-forma EPS (2)	0.02	0.21 - 0.23
Diluted EPS	(0.03)	0.08 - 0.10

(1) Earnings from continuing operations before net-of-tax goodwill charges, and restructuring costs, debt extinguishment costs, interest, and income taxes. EBITDA for the three months ending June 30, 2002 is net of a minority interest credit (recovery) of approximately C$0.8 million.

(2) Pro forma EPS reflects the exclusion of net of tax restructuring costs of C$10.6 million from the first quarter 2002 results, and the exclusion of C$6.0 million in net-of-tax debt extinguishment charges.

>>

Specific adjustments to the previously issued June 30, 2002 second quarter guidance reflects the following:

(a) The WorldCom contract settlement which results in an estimated C$13.0 to C$17.0 million reduction in revenues and C$3.0 to C$3.6 million reduction in EBITDA or $0.02 per diluted share for the second quarter versus the guidance previously provided;

(b) Debt extinguishment costs which will aggregate approximately C$7.5 million or $0.05 per diluted share;

(c) Reduction in revenues of approximately C$4.0 to C$5.0 million to reflect the impact of the strengthening Canadian dollar on foreign generated revenues; and

(d) Other revenue reductions of approximately C$7.0 to C$10.0 million reducing EBITDA by approximately C$1.2 million or approximately $0.01 per diluted share.

Specific adjustments to the previously issued December 31, 2002 full year guidance reflects the following:

(a) Actual first quarter results and estimated second quarter results as previously set out;

(b) Approximately C$1.5 to C$2.0 million in higher interest expense or $0.01 per diluted share for the second half of 2002 resulting from the funding under the Senior Term Notes which carries higher interest rates than draws under the existing Bank Facility; and

(c) Approximately C$5.0 million in higher depreciation and amortization or approximately $0.03 per diluted share on investments previously detailed, bringing the second half total to approximately $14 million.

Included in the second half December 31, 2002 earnings guidance is approximately C$7 million in EBITDA or $0.04 to $0.05 per diluted share in earnings related to Mosaic carrying out customer acquisition direct marketing for a major U.S. wireless carrier. As set out above, Mosaic has discontinued its wireless customer acquisition program with WorldCom Wireless and currently has no replacement wireless carrier contract. Accordingly, management is actively seeking out a new wireless contract and is in active discussions with several major U.S. facilities based carriers with the objective of securing a profitable major wireless customer acquisition program that management anticipates will be in market in the next eight to ten weeks. However, there can be no assurance that management will succeed in securing such program or that any program secured will generate operating earnings equivalent to those reflected in the current earnings guidance.

"Today's announcement directly speaks to my publicly stated philosophy of sharing and fully disclosing all of the news affecting Mosaic", says Marc Byron, CEO and Vice Chairman of Mosaic. Mr. Byron continues, "I am proud that after conducting a thorough analysis of our business, management team and short and longer term prospects, a lending group led by such a prominent and experienced company as Prudential has shown their confidence in Mosaic by committing US$100 million in new debt capital. This transaction is another example of Mosaic's management saying what it will do and then doing it, in this case specifically improving our balance sheet. At the same time, it is unfortunate, and quite frankly a bad break, given the success we were having on our Worldcom Wireless business, that circumstances beyond our control impacted our ability to generate the revenues and earnings we expected from that relationship. We are focused on replacing Worldcom, expect to be marketing for another carrier in the third quarter and to regain the momentum in generating revenues and earnings from our US wireless business for the back end of the year and into 2003. To reiterate my sentiments, investors who are patient with Mosaic's transformation and understand we are managing through the day to day business challenges while addressing our balance sheet and building a large and viable pipeline, will be rewarded."

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, and Pro forma earnings.

These earnings measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA - defined as earnings from continuing operations before depreciation and amortization, restructuring costs, debt extinguishment costs, interest, and income taxes, minority interest and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Pro forma earnings per share for 2002 reflects the exclusion of net-of-tax restructuring costs of $10.6 million and $6.0 million in net-of-tax debt extinguishment costs, and is provided to enable the reader to measure the impact of restructuring charges and debt extinguishment costs on 2002 earnings and to provide another measure of comparability with prior year earnings.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's quarterly and annual reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Mosaic Group Inc., with operations in the United States, Canada, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site a www.mosaic.com.

%SEDAR: 00002180E

-0- 06/14/2002

/For further information: Please Contact: Ben Kaak EVP & CFO, (416) 813-4272, Mosaic Group Inc., Email: kaakb(at)mosaigroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:13e 14-JUN-02

c7927
r f BC-Mosaic-Autobytel-deal 05-22 0905
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business/Automotive Editors:
Mosaic Enters Strategic Digital Relationship With Autobytel Inc.

TORONTO, May 22 /CNW/ - Mosaic Group Inc. (TSX: MGX), a leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that it has entered into an important strategic relationship with Autobytel Inc. (Nasdaq: ABTL), a leading Internet automotive marketing services company.

Mosaic Group and Autobytel plan to initially collaborate to create a number of performance marketing products. The products will be designed to generate an incremental number of highly qualified car buyers, improve the direct marketing capability that Autobytel provides to its automotive dealer and manufacturer customers, and improve existing Autobytel efforts in the areas of data management and consumer remarketing.

"This is the first in what I expect to be a number of important strategic digital partnerships as our digital, data and direct strategy continues to emerge. This relationship, in particular, is important as it brings together two industry leaders -- Mosaic which is quickly becoming the industry leader in integrating and executing digital, data and direct marketing transaction solutions -- and Autobytel, which is an established industry leader in automotive marketing services, helping retailers sell cars and manufacturers build brands," said Marc Byron, Vice Chairman and CEO Mosaic Group Inc. "Partnering with Autobytel helps us enter the lucrative automotive sector with a company that has an impressive track record in identifying and creating buyers for retailers and manufacturers."

"In 2002, Autobytel expects to generate in excess of 4 million car-buying consumers and we estimate that we will be responsible for generating 5 percent of all domestic automotive sales," said Jeffrey Schwartz, President and CEO of Autobytel. "As we move towards our goal of generating 10 percent of all car sales in the coming years, we believe that our relationship with Mosaic Group will help improve the quantity and quality of the marketing services we offer to our automotive manufacturer and dealer customers."

About Mosaic Group

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at less than http://www.mosaicgroupinc.com/ www.mosaicgroupinc.com.

About Autobytel Inc.

Autobytel Inc. (Nasdaq: ABTL), a leading Internet automotive marketing services company, helps retailers sell cars and manufacturers build brands through marketing and CRM (customer relationship management) programs. Autobytel Inc. owns and operates the popular websites Autobytel.com, Autoweb.com, Carsmart.com and Autosite.com, as well as AIC (Automotive Information Center), a leading provider of automotive marketing data and technology. Autobytel Inc. generated an estimated four percent of all domestic new vehicle sales -- $17 billion in car sales in 2001 -- for dealers through its websites. With approximately 8,900 dealer relationships and 30 international automotive manufacturer customers, Autobytel Inc. is the largest syndicated car-buying content network, reaching millions of unique visitors as they are making their vehicle buying decisions. Autobytel Inc. content and

technology has potential exposure to over 90 percent of total web traffic.(1)

(1) Jupiter Media Metrix October 2001 Digital Media Audience Report (Autobytel Inc. sites is the unduplicated audience of the Autobytel and Autoweb properties and Carsmart.com. The car-buying and ownership category as defined by Autobytel. Autobytel Inc. provides content to Yahoo! Inc., AOL websites, MSN.com and Lycos.com. The unduplicated audience of these four sites accounts for over 90 percent of total traffic.)

Forward Looking Statement:
The statements contained in this press release that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. Autobytel undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are changes in general economic conditions, the economic impact of recent or future terrorist attacks, increased changes in laws and regulations, delay or inability to create effective and efficient performance marketing products, and other matters disclosed in Autobytel's filings with the Securities and Exchange Commission. Investors are strongly encouraged to review our annual report on Form 10-K for the year ended December 31, 2001, and other filings with the Securities and Exchange Commission for a discussion of risks and uncertainties that could affect operating results and the market price of our stock.

%SEDAR: 00002180E

-0- 05/22/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com; Autobytel Contacts: Investor Relations, Autobytel Inc. - Geri Weinfeld, Director of Investor Relations, Autobytel Inc., (949) 225-4553; Media Relations, Autobytel Inc. - Melanie Webber, Vice President, Corporate Communications, Autobytel Inc., (949) 862-3023 (melaniew(at)autobytel.com); Betsy Isroelit, RBI Communications Inc., (323) 960-1360 ext. 17, (betsy(at)rbicom.com)/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 11:05e 22-MAY-02

c6747
r f BC-Mosaic-Epson-agreemnt 05-17 0730
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Enters Multi-Million Dollar Agreement With Epson

TORONTO, May 17 /CNW/ - Mosaic Group Inc. (MGX:TSE), the world's leading independent marketing solutions company, announced today that its Sales Solutions division has signed a letter of intent with Epson America, Inc. to provide retail sales, marketing and training services throughout the US. This significant contract, one of the largest of its kind in the North American outsourced sales solutions industry, is valued at approximately US$10 million annually, and is considered one of the most coveted national programs in the competitive high tech sector. Work will commence in July 2002 and be renewed annually at the end of each fiscal year.

Mosaic will incorporate a mix of consumer and trade-focused tactics designed to enhance Epson's retail presence and sales at retail for Epson products within the computer and consumer electronics trade channel. The work will be conducted in across the US including Best Buy, CompUSA, Frys, MicroCentre and J&R Computerworld.

"We are honored that after an extensive and industry-wide, highly competitive review, Epson selected Mosaic and our Sales Solutions division as the firm to execute its most important retail selling efforts. This major win reinforces our growing leadership position in providing great Brands, like Epson, with a tailored solution that meets their very large, yet unique needs. This business with Epson is the latest in a string of significant new business wins that have come from our Sales Solutions division. Our program of aggressive and structured new business development is beginning to show results; results that we are confident will continue to pick up as the year unfolds", said Marc Byron, Chief Executive Officer. "Mosaic now has the formal processes and tools in place to enable us to be laser focused on aggressively pursuing more visible, sustainable and larger new business relationships. The result is the most robust new business pipeline in Mosaic's history. As evidenced by Epson's selection of Mosaic, we are sought after by the world's leading brands for our scale, scope and a level of execution that is unmatched in this industry."

"As a leader in the technology market, Epson searched for a true national solutions partner that understands the technical features of its products in a way that would provide measurable results," said Brian Meagher, President Sales Solutions. "A growing number of leading brands, such as Epson, are discovering that Mosaic has the people, the processes and the technology in place that enable them to focus on their core competency while allowing us to focus on ours - influencing and increasing sales in the retail environment."

"We are confident that our partnership with Mosaic will deliver the measurable, impactful results we need to help us achieve our sales objectives in 2002 and beyond," said Pam Wilson, Manager Retail Operations. "Mosaic has the logistical expertise to drive transactions for us at the store level where the vast majority of purchase decisions are made."

Epson offers an extensive array of award winning image capture and image output products for the consumer, business, photography and graphic arts markets. The company is also a leading supplier of value-added point-of-purchase solutions for the retail market. Founded in 1975, Epson America, Inc. is the US affiliate of Japan-based Seiko Epson Corporation, a global manufacturer and supplier of high quality technology products that meet customer demands for increased functionality, compactness, system integration and energy efficiency. Epson America, Inc. is headquartered in Long Beach California. Further information on Epson and its products can be found on its web site at www.epson.com.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional

solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 05/17/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:56e 17-MAY-02

c7063
r f BC-Mosaic-WorldCom-contr 05-17 0309
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Winding Up WorldCom Wireless Contract

TORONTO, May 17 /CNW/ - Mosaic Group Inc. (MGX:TSE), the world's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that under the terms of its contract, WorldCom Wireless has provided Mosaic 60 days notice of the cancellation of its customer acquisition contract under which Mosaic acquires wireless customers for WorldCom.

"It is unfortunate that under WorldCom's current financial difficulties they are no longer in a position to expand their subscriber base through the very successful customer acquisition program recently launched by Mosaic. We will be entering into discussions with WorldCom to ensure we exit this contract in a way that will be mutually acceptable to both parties. Additionally, with our proven track record in customer acquisition in the wireless sector we are confident that we will be able to obtain a new acquisition contract with an alternate wireless carrier over the next several months," said Marc Byron, Vice Chairman and CEO, Mosaic Group Inc.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 05/17/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., email: kaakb(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 18:22e 17-MAY-02

c6280
r f BC-Mosaic-Group-chairman 05-16 0440
News release via Canada NewsWire, Toronto 416-863-9350

02 JUL 15

Attention Business Editors:
Theodore Sands New Chairman of Mosaic Group Inc. Board of Directors

TORONTO, May 16 /CNW/ - Mosaic Group Inc. (MGX:TSE), the world's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that the Board of Directors has elected Theodore D. Sands to the position of Chairman of Mosaic Group Inc.

"As part of the ongoing evolution of our Board of Directors, I have requested that the Board elect Ted Sands as our Chairman and they have unanimously agreed," said Marc Byron, Vice Chairman and Chief Executive Officer. "Ted is a long-standing Board member and someone who can provide us with an historical perspective and invaluable guidance going forward. I congratulate Ted and look forward to him being my Chairman."

Raymond Verdon and William Biggar, two of Mosaic's longest-standing Board members, and Robert Matthews, a member for one term, did not stand for re-election to the Board in order to pursue other interests. "I want to thank each of these gentlemen for providing tremendous insight and guidance during Mosaic's formative years," added Mr. Byron.

Mike Preston, Mosaic's founder and Past Chairman, will be retiring from the Board upon completion of Mosaic's continuance from the Ontario Business Corporations Act (OBCA) to the Canada Business Corporations Act (CBCA). "Mike Preston had a vision to create the world's leading measured marketing company. Through his actions he has built a foundation that will enable us to take this company to new heights," said Mr. Byron. "He has nurtured this Company and is confident in the current team's ability to grow the platform from here."

At Mosaic's Annual and Special Meeting yesterday, shareholders elected John R. Barnett, John E. Caldwell, Gregory F. Kiernan, G. Michael Preston, Theodore D. Sands, Catherine McQueen and Marc Byron.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 05/16/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc. Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: PER

-30-

CNW 08:43e 16-MAY-02

c3927
r f BC-Mosaic-Q1-earnings 05-09 1217
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Mosaic Group Reports First Quarter 2002 Results

TORONTO, May 9 /CNW/ - Mosaic Group Inc. (MGX:TSE), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, reported its first quarter 2002 results which are in line with its previously announced guidance.

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Financial Highlights (C$millions, except per share amounts)	Three Months Ended March 31, 2002 Actual	Three Months Ended March 31, 2002 Estimate (1)	Three Months Ended June 30, 2002 Estimate	Year Ended Dec. 31, 2002 Estimate (1)
Revenue	$ 143.7	135 - 145	170 - 180	730 - 750
EBITDA (2)	$ 13.9	11 - 13	20 - 21	89 - 91
Diluted Pro-forma EPS (3)	$ 0.01	0.01 - 0.02	0.05	0.30 - 0.32

(1) Management Estimate given January 24, 2002.

(2) Earnings from continuing operations before net-of-tax goodwill charges, and restructuring costs, interest, minority interest and income taxes.

(3) Pro forma EPS reflects the impact of Mosaic Performance Solutions' earnout as if it had occurred on January 1, 2002 and the exclusion of net of tax restructuring costs of $10.6 million from the first quarter 2002 results.

"In looking back, this was a watershed quarter for Mosaic and its investors for several reasons," said Marc Byron, Vice Chairman and CEO. "First, new management took charge, stating publicly and clearly what we would do to remake Mosaic into a great investment over time. Every promise we made, we delivered. Second, we restructured the Company, financially, operationally and culturally, to position this Company for significant growth going forward. This was a major undertaking, accomplished with speed, decisiveness and fiscal prudence. Third, we delivered on our quarterly guidance, even during the dramatic changes the Company and our Associates experienced during the quarter. We will deliver on our guidance for the second quarter and the balance of the year. These accomplishments should provide the investment community, our Brand Partners and our Associates with a sense of confidence that this management team knows how to execute. Although we still consider Mosaic a work in progress, the momentum is building and we believe as this transition year unfolds, people will clearly see the results in our numbers from the day-to-day execution of our Go Forward Plan."

Mr. Byron continued, "Except for ongoing work to extend the maturities of our debt, and with most all of the major internal changes behind us, our focus becomes laser-like in revenue and earnings growth across current and prospective Brand Partners, joint ventures and proprietary services, and the continued expansion of our emerging, transaction based data, digital and direct businesses. From my perspective, the new Mosaic is no longer about 'IF'

Mosaic will grow; it's about the timing and rate of growth, both of which I'm confident investors will appreciate as we continue to execute."

Go Forward Plan Update

Mosaic has made significant progress towards implementing its Go Forward Plan announced in January 2002. The following summarizes progress made to date:

(a) The reorganization of the company from 24 units to four operating divisions.

(b) Mosaic undertook an aggressive restructuring initiative during the first quarter of 2002. Operations have been restructured to be more closely aligned around Brand Partners and core skills rather than by physical locations and services. These changes have resulted in the integration of many back office functions, the reduction of approximately 180 positions or just under 10% of the work force, the elimination of unprofitable Brand Partner contracts and the consolidation of a number of operating locations.

The position of Chief Operating Officer has been eliminated as part of this restructuring plan. As a result, Colin Moore has announced he will be resigning his position effective immediately. The responsibilities associated with the role will be reassigned to other members of Mosaic's senior management team. All Divisional Presidents will report into Marc Byron, Chief Executive Officer. No other reporting roles are affected by this change.

(c) In March 2002 a syndicate of underwriters purchased 13,800,000 Mosaic Common Shares from treasury at a price of Cdn$3.80 per share, resulting in gross proceeds of Cdn$52.44 million. As part of Mosaic's commitment to aggressively de-lever its balance sheet, the net proceeds were used for debt reduction and general working capital purposes.

(d) The establishment of a dedicated new business development unit reporting directly to the CEO. This unit has been focused on developing cross-selling initiatives, new business, a renewed focus on current and prospective Brand Partners, product innovation, the organization of a Company-wide sales team, and the utilization of new business tools throughout the Company. New business wins for the quarter included:

- AMP Pearl - collection and accounting of insurance premiums
- CIBC - 5 year extension of CIBC Guaranteed Proof program
- EchoStar - Customer acquisition work
- Brown & Williamson - Data collection and market intelligence
- Ontario Hydro Energy - Test field market program for customer acquisition program
- Walmart/TD Canada Trust - Test for in-store banking
- Best Buy - Test for in-store wireless sales

(e) The introduction of compensation and incentive systems to encourage cross-selling and focus efforts towards new business development.

(f) The re-branding of Mosaic with the development of a new logo and

consistent and simplified go-to-market positioning.

Other Q1 Highlights

Acquisition of Custom Offers

In January 2002, Mosaic acquired Custom Offers LLC, now renamed Mosaic Data Solutions. Currently as part of the Performance Solutions division, Data Solutions is a key component of the Company's data, digital and direct transaction businesses. Data Solutions acquires primarily electronic, permission based databases, digitally markets offers to those databases, and rents or licenses those databases to third parties. Data Solutions is also key to the Company's emerging proprietary subscription based services businesses, as marketing these services digitally to Mosaic's own data produces virtually pure contribution margin.

Proprietary Subscription-Based Services and Joint Ventures

Consistent with Mosaic's stated plan to expand its proprietary subscription-based services revenue stream, in May 2002 Mosaic entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC for a total enterprise value of up to US$3,075,000 payable principally in Mosaic common shares. Secured Promotions combines technology, licensing and other capabilities to develop proprietary products and services in the telecom, finance and insurance sectors. Mosaic intends to leverage the proprietary product development expertise of Secured Promotions to enhance Mosaic's own proprietary product revenues.

Current Mosaic proprietary services include Canadian long distance and the UK wireless venture with Sainsbury's which each had 104,000 and 52,000 billed customers, respectively, for the month ended March 31, 2002. Both programs are profitable, with plans in place to expand the customer based to 200,000 for the long distance program and 150,000 for the wireless program by year-end.

Completion of the Paradigm Direct Earnout

Between January and April 2002, Mosaic completed the final earnout payments to the vendors of Paradigm Direct, now renamed Mosaic Performance Solutions. In total, 32,308,621 common shares were issued to satisfy the earnout, in addition to US$28.3 million in cash.

Management's Discussion and Analysis

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three months ended March 31, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Go Forward Plan

The Company has made significant progress towards implementation of the "Go Forward Plan" announced in January 2002. The following summarizes the progress made to date:

(a) The reorganization of Mosaic into the following four business divisions.
- Mosaic Performance Solutions (North America);
- Mosaic Sales Solutions (North America);
- Mosaic Marketing & Technology Solutions (North America); and
- Mosaic UK (United Kingdom).

These divisions now operate as fully integrated units to realize the benefits of a streamlined organization, shared services, and client focused cross-functional teams.

(b) The establishment of a new business development unit directly reporting to the CEO. This unit continues to be developed and has focused on developing cross-selling initiatives in respect of major clients, new business pitches, product innovation, the organization of Company-wide sales teams, and the utilization and development of business development tools throughout the Company.

(c) The introduction of compensation and incentive systems to encourage cross-selling and focus efforts towards new business development.

(d) The re-branding of Mosaic with the development of a new logo and consistent go-to-market positioning.

(e) Mosaic's previously announced restructuring plan is being implemented, with initiatives described in greater detail in the section entitled "Restructuring". Mosaic is now focused on improving its operating metrics through margin improvement and overhead reductions.

(f) The Company completed the first step toward a reduction of its debt though the issue of 13.8 million shares in March 2002 with net proceeds, after issue costs and income taxes, of $50.2 million. The Company will take further steps to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Restructuring

In January 2002, Mosaic made public its "Go Forward Plan" to its major stakeholders. In conjunction with this announcement, management approved a restructuring plan aimed at reducing costs and improving efficiencies through the realignment and integration of Mosaic's operating units. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestment of certain non-core businesses and the elimination of excess capacity through a reduction in the workforce.

For the three months ended March 31, 2002, the Company recorded a pretax restructuring charge of $13.8 million, including a non-cash write-down of assets of approximately $3.0 million. This restructuring charge includes provisions related to employee severances of $7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other related costs of $0.6 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income is $10.6 million or $0.09 per share.

As a result of the various restructuring actions, the Company expects to

generate annual pre-tax savings of approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million of saving in fiscal 2002. This is lower than the previous estimates of $10 million in annual savings due to an increase in expected lost margins from discontinued client activity.

The following table shows the pro forma net earnings and earnings per share for the three months ended March 31, 2002 excluding the impact of restructuring costs:

(in thousands of dollars, except for per share amounts)

	Three months ended March 31, 2002
Net loss as per consolidated statement of operations	$ (8,139)
Add: restructuring costs, net of taxes of $3,198	10,590
Pro forma net earnings	$ 2,451
Pro forma earnings per share	
Basic	$ 0.01
Diluted	$ 0.01

The following is a summary of the actions substantially completed during the first quarter of 2002.

(a) Mosaic UK consolidated its operations by exiting four locations and reorganizing the business into one operating entity. The organization is now aligned around major Brand Partners and core skills rather than by physical locations and services, thus enabling the business to deliver comprehensive solutions to its Brand Partners. The UK business has also commenced a review of a significant number of unprofitable customer accounts with a view to either improving profitability or exiting from those business relationships. As a result of the above actions, approximately 82 positions have been eliminated. During the quarter, the Company divested its operations in Ireland.

(b) The Mosaic Performance Solution business in the US has divested one of its unprofitable operations and has reduced its workforce by approximately 36 positions. The business has been reorganized in light of the reduced capacity required subsequent to the termination by Mosaic of the AT&T Wireless direct marketing customer acquisition contract and the commencement of a new wireless customer acquisition relationship with WorldCom Wireless.

(c) The Mosaic Marketing and Technology Solutions business in Canada completed a realignment of operations and will exit from one of its locations. This business has also structured its account management teams around Brand Partners and operations around core skill sets in order to realize efficiencies and offer an array of services on an integrated basis. It has also commenced a review of unprofitable contracts and reduced its workforce by approximately 35 positions.

(d) The Mosaic Sales Solutions business in North America has commenced actions towards a reduction in physical locations and a reduction of

its workforce to eliminate excess capacity, resulting in the elimination of approximately 27 positions.

The reconciliation of the restructuring liability as at March 31, 2002 is as follows:

(in thousands of dollars, except for per share amounts)

	Provision	Cash Expenditures	Non-cash	Balance March 31, 2002
Severance costs	$ 7,261	$ 1,882	$ -	$ 5,379
Lease terminations	2,857	-	-	2,857
Asset write-offs	3,039	-	570	2,469
Other	631	-	-	631
Total	$ 13,788	$ 1,882	$ 570	$ 11,336

As part of the restructuring plan the Company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of the ongoing commitments has been included in the amount of lease termination costs. The provision for asset write-offs relate mainly to leasehold improvements and equipment, which will be written off as a result of the exit from certain leased locations. Other costs include legal costs and expenses associated with executing the restructuring program.

The Company expects that substantially all remaining severance payments and asset write-offs will occur within the next twelve months while payments against certain lease commitments may extend up to a period of 18 months.

Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, prior to acquisition, Mosaic Data Solutions generated over US$3 million in revenue and achieved profitability.

Mosaic Data Solutions adds further depth to Mosaic's customer acquisition capabilities. This business will complement the services offered by the Performance Solutions division, which has traditionally supplemented its internal capabilities with third party Internet marketing resources for its customer acquisition programs. Mosaic Data Solutions will also be instrumental in using its data to exploit proprietary products offered by the Company.

The initial consideration was US$6 million of which US$5.7 million was paid in Mosaic common shares with the balance in cash. In March 2002, Mosaic Data Solutions met the earnings criteria and other conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This payment was made subsequent to quarter end, with approximately US$3.9 million paid in Mosaic common shares.

Additional future contingent consideration ("earnout") is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common

shares. The maximum consideration paid in aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80. Further consideration, when determined, will be recorded as additional goodwill.

The following table summarizes the amounts paid or payable as at March 31, 2002 and preliminary allocation of the purchase price:

(in thousands of dollars, except per share amounts)

Cash, including transaction costs, net of cash acquired	$	2,335
Common shares of the Company		15,429
		17,764
Costs of integration		130
Total consideration, after integration costs		17,894
Assigned value of assets and liabilities acquired:		
Property and equipment	$	598
Other assets		652
Goodwill		18,312
Non-cash working capital		(1,668)
	$	17,894

Completion of the Paradigm Direct Earnout

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The Company completed the earnout payment between January and April 2002. For more details the reader is directed to note 4 of the consolidated financial statements.

As per the terms of the original merger agreement, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. With the finalization of this agreement Mosaic has now eliminated the remaining uncertainty related to the Paradigm Direct acquisition and has introduced a significant incentive for the retention of senior management in this business. The amounts payable under the SMIP will be accrued in the second quarter of 2002 with a corresponding addition to goodwill.

Proprietary Subscription-Based Services and Joint Ventures

Mosaic's growth strategy includes the development of proprietary subscription-based services and joint ventures in the insurance, telecom and financial services sectors. This initiative leverages Mosaic's own data assets and expertise in customer acquisition and customer management to create Mosaic-owned offers to consumers. Mosaic is positioning itself to become a leader in integrating and executing digital, data and direct marketing transaction solutions for its own account. Essentially programs will be designed with the following general characteristics:

(a) Wide appeal products in the insurance, telecom and financial services products and sectors;

(b) Visible and sustainable recurring revenue streams, with subscription-based products and programs designed to provide ongoing revenues to Mosaic and its partners;

(c) Customer bases which have a value and can be sold or otherwise monetized;

(d) Limited product risk to Mosaic. For example, in respect of specialty insurance services Mosaic would re-insure with a major carrier any insurance risk arising in the program;

(e) Low or immaterial levels of inventories; and

(f) Limited capital investment by Mosaic. Where program investments are significant Mosaic will create a joint venture with a major partner or partners to reduce or eliminate required capital investment by Mosaic.

In May 2002, the Company entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC ("Secured Promotions"). Secured Promotions combines technology and licensing to create cutting-edge proprietary product solutions and promotions for Mosaic and its Brand Partners that are scalable and provide stable, recurring revenues, margins and return on investment. It is Mosaic's intention to leverage the proprietary product development expertise of Secured Promotions to enhance Mosaic's proprietary product revenues.

The total enterprise value being placed by Mosaic on Secured Promotions is a maximum of US$3,075,000 payable principally in Mosaic common shares. The up front payment consists of US$250,000 in cash and US$250,000 in Mosaic common shares.

Mosaic is currently operating two significant and successful proprietary programs in the telecom sector:

Canadian Long Distance: Mosaic is currently offering long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, is one of Canada's fastest growing and most competitive residential long distance telephone services marketed to all CIBC VISA customers. Utilizing a unique "rate and compare" billing technology, participating customers have their long distance calls priced against a pre-selected popular rate plan offered by Sprint Canada, Primus Canada and their local phone company (Bell Canada in Ontario and Quebec). The customer is then billed the lowest aggregated tariff among the three major carriers less an additional 10%, with the monthly charges applied directly to their CIBC VISA credit card.

As part of a recently renewed 5 year contract with CIBC, Mosaic Performance Solutions will be utilizing its customer acquisition platform to aggressively build out the program over the next six months, with initial marketing test results indicating that the Company should have 150,000 (an increase from approximately 50,000 at December 31, 2001) long distance customers in this program by the end of the third quarter. Average monthly

revenue per subscriber for the CIBC Guaranteed Proof program for March 2002 is approximately $27.05.

By the end of the third quarter, Mosaic expects to have over 200,000 subscribers across all of the Canadian long distance programs, effectively making Mosaic one of the largest and most profitable long distance resellers in Canada. The Company plans to expend $6 to $8 million in direct marketing costs this year to enable this growth. These costs will be amortized over the estimated subscriber life, not to exceed two years.

The Canadian long distance programs and related long distance customers are owned and managed by Mosaic the program manager and reseller. Mosaic contracts its long distance services from Bell Nexxia under a long-term wholesale services agreement. Brand Partners such as CIBC and Eastlink Cable typically receive a portion of the program revenues in exchange for access to their customer base and usage of their brand name. All the long distance programs continue to be profitable in the current year.

UK Mobile Services: Sainsbury'sMobile is a joint venture between J. Sainsbury plc, a UK grocer, and Mosaic. The program provides private label wireless services in the UK marketplace. Wireless services for the program are contracted from BT Cellnet, a UK cellular service provider. This program was re-launched in the fourth quarter of 2001 after a less than successful initial launch in 2000. Since the re-launch this program has experienced significant success in acquiring wireless customers in the competitive UK wireless market with just over 50,000 billed customers at the end of the first quarter. It is anticipated that the program will have over 150,000 subscribers by the end of 2002. This program is also based on a "rate and compare" model with the program offering the lowest rate with a comparison of 42 wireless plans in the UK. Mosaic is the program manager and integrator, generating several revenue streams for the Company including non-refundable management fees, a share of program earnings (the Company is not, however, responsible for program losses) as well as revenue from in-store customer acquisitions by Mosaic's field sales force. This program became profitable to Mosaic in the fourth quarter of 2001 and continues to remain profitable.

The following table summarizes the subscriber base under the two programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at March 31, 2002	Average Monthly Revenue Per Subscriber
Long Distance Marketing - Canada (all programs)	104,000	$ 22.17
Sainsbury'sMobile - UK	52,000	$ 53.26(1)

(1) Revenue not recorded in Mosaic's financial statements as Mosaic only records its share of the Sainsbury'sMobile net program earnings.

Results of Operations and Financial Condition

Operating results for three months ended March 31, 2002, compared to three months ended March 31, 2001

Summary financial information

(in thousands of dollars, except percentages)

	Three months ended	Better	Change

	March 31		(Worse)	(%)
	2002	2001		
Revenue	143,690	171,842	(28,152)	(16%)
Gross Profit	45,655	50,771	(5,116)	(10%)
% of Revenue	31.8%	29.5%	2.3%	
SG&A	31,766	33,175	1,409	(4%)
% of Revenue	22.1%	19.3%	(2.8%)	
EBITDA	13,889	17,596	(3,707)	(21%)
% of Revenue	9.7%	10.2%	(0.5%)	
Earnings from continuing operations before goodwill charges and excluding net of tax restructuring charges	2,451	7,075	(4,624)	(65%)

The results for the first quarter of 2002 were in line with management's estimates for the quarter provided in January 2002 and in the 2001 annual report to shareholders.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations.

	For the three months ended March 31	
	2002	2001
EPS	$ (0.08)	$ 0.06
Pro Forma EPS(1)	$ 0.01	$ 0.03

(1) Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout ("earnout") as if it had occurred on January 1, 2001 and the exclusion of restructuring costs, net of taxes, of $10.6 million from the first quarter 2002 results. This determination of per share earnings is based on the following assumptions in respect of the earnout:

(i) the transaction was effective on January 1, 2001;

(ii) 32,308,621 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$24.2 million settled in shares (11.77 million);

(iii) the consideration of US$28.3 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit

The following table summarizes revenues in the first quarter by business division.

(in millions of dollars, except percentages)

	For the three months ended March 31		
	2002	2001	Change
Mosaic Performance Solutions	$ 43.8	$ 71.0	(38%)
Mosaic Sales Solutions	53.5	42.4	26%
Mosaic Marketing & Technology	11.9	15.4	(23%)
Mosaic UK	34.5	43.0	(20%)
Mosaic Consolidated	$ 143.7	$ 171.8	(16%)

Revenues for the first quarter of 2002 decreased by 16% over the prior year, with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, excluding revenues from the acquisition of Mosaic Data Solutions and the divestment from Ireland in the first quarter of 2002, declined by 19% compared to the first quarter of 2001. During the three months ended March 31, 2002 pro forma revenues in local currency terms declined by 19% compared to the corresponding period of 2001. The US dollar and the British pound strengthened significantly year over year resulting in a positive impact on revenues translated into Canadian dollars.

In terms of first quarter 2002 reported revenues, although they were down year over year, the decline can be almost completely attributable to our discontinuance in 2002 of the AT&T Wireless direct marketing customer acquisition business which had revenues of $40.9 million in first quarter of 2001. Excluding AT&T, Mosaic revenues would have risen by 10%, with our Sales Solutions business increasing by a very strong 26% year over year as this division starts to benefit from an improved North American business climate.

Reported revenues in the first quarter of 2002 were impacted by the following factors:

(a) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $40.9 million in the first quarter of 2001 with no revenues recorded in the first quarter of 2002, combined with a delay in the launch of the WorldCom Wireless contract to late March 2002;

(b) The exit from two unprofitable direct selling contracts in the United Kingdom in the third quarter of 2001 and the loss of certain other accounts in 2001 partly offset by growth in the Sainsbury'sMobile program;

(c) The decline in revenues of the Marketing and Technology Solutions business from client losses in the second half of 2001; offset partly by

(d) The growth of 26% in first quarter 2002 in the Sales Solutions business in the US and Canada from several business wins during the second half of 2001 as well as the commencement of new business lines at Mosaic InfoForce's operations in the US.

The Performance Solutions division launched the WorldCom Wireless customer acquisition program in late March 2002 as part of Mosaic's stated strategy of creating new non-exclusive subscriber acquisition relationships in the wireless industry. Although initially expected to launch in January, the

program implementation commenced later than originally anticipated as the Company dealt with operational issues which needed to be resolved prior to launch.

In March 2002, the Company acquired approximately 7,500 wireless customers for WorldCom Wireless under this program. The customer acquisition levels have significantly ramped up in April 2002, as the program becomes fully operational, with approximately 80,000 wireless customers expected to be acquired in the second quarter of 2002.

Mosaic expects to be a significant resource for WorldCom Wireless to develop its market share of wireless customers. The WorldCom Wireless program once ramped up will generate lower quarterly revenues by approximately US$10 to US$12 million compared to the revenues from the AT&T Wireless program that was in place during the prior year. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired as:

- the Company is not responsible for owning phone inventory or incurring certain customer verification and fulfillment costs; and
- the Company has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Credit terms for WorldCom Wireless are net 40 days after the month end in which the related commissions are earned, with no payments overdue at this time. With the current uncertainties surrounding WorldCom, the Company is actively monitoring and adjusting its business practices and exposure to WorldCom.

In April 2002, the Performance Solutions division discontinued its business with New Power, an affiliate of Enron, in order to eliminate credit risk arising from the financial condition of the client. During fiscal 2001, the revenues from New Power were approximately US$10.8 million.

The Go Forward Plan includes a significant investment in sales and marketing activities for Mosaic. This investment in business development, which commenced in the first quarter of 2002, has resulted in significant new business pitches being made during the quarter. The following table summarizes some of the major new business wins to date in 2002. These contracts result in annualized revenues of approximately $35 million.

Significant New Business Wins in 2002

AMP Pearl	United Kingdom	5 year contract for the collection, accounting and banking of insurance premiums
CIBC	Canada	5 year extension of Mosaic's proprietary long distance marketing program offered to CIBC VISA customers
Echo Star	United States	Direct marketing customer acquisition program for satellite TV subscription in NRTC markets
Brown & Williamson	United States	Data collection and market intelligence
Ontario Hydro Energy	Canada	Test field marketing program for acquisition of electricity customers
Walmart/TD Canada Trust	United States	Test for in-store banking

Best Buy	United States	Test for in-store wireless sales

Gross profit as a percentage of revenue increased to 32% in the first quarter of 2002 from 30% in the corresponding period of 2001. Gross profit declined from $50.8 million in the first quarter of 2001 to $45.7 million in 2002. Consolidated gross profit was favorably impacted by the following factors:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of unprofitable Brand Partner contracts in fiscal 2001 including two direct selling contracts in the UK;

(c) The improved profitability of the Sainsbury'sMobile program which incurred a loss during the first quarter of 2001 but was profitable in the first quarter of 2002;

(d) The impact of cost reduction initiatives completed in the second half of 2001 through employee terminations and reduction of excess capacity; and

(e) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher average margins than the rest of the business.

Selling, General, and Administrative ("SG&A") Expenses

Selling, general, and administrative expenses have reduced on a year over year basis by $1.4 million, declining from $33.2 million in 2001 to $31.8 million in 2002. SG&A as a percentage of revenues increased to 22% compared to 19% during the first quarter of 2001. SG&A amounts were controlled largely through the workforce reduction initiated in the second half of 2001 and the first quarter of 2002 offset partly by the increase in spending on business development and the inclusion in overheads of the newly acquired Mosaic Data Solutions.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Restructuring Charges, Minority Interest and Income Taxes (EBITDA)

EBITDA was $13.9 million in the first quarter of 2002 excluding restructuring charges compared to $17.6 million during the same period of 2001. EBITDA excluding restructuring charges as a percentage of revenues was 9.7% in the first quarter of 2001 compared to 10.2% during the corresponding period in 2001. The decline in EBITDA was largely as a result of the decline in gross profit and the inability to reduce SG&A proportionately to the decline in revenues and gross margins experienced during the first quarter of 2002. Overall the following factors resulted in lower EBITDA in the first quarter of 2002 compared to 2001:

(a) Discontinuance of the AT&T Wireless direct marketing program with a negative EBITDA impact of approximately $4.4 million;

(b) Start up costs amounting to $0.5 million associated with the launch of the new WorldCom Wireless customer acquisition contract in the first quarter of 2002;

(c) The investment of approximately $0.8 million in the first quarter towards new business development; offset partly by

(d) The positive effect of lowering fixed direct costs and overheads due to the various cost reduction measures taken in the third and fourth quarters of 2001; and

(e) The favorable impact of $2.6 million in earnings from the acquisition of Mosaic Data Solutions in the first quarter of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the first quarter of 2002 were $6.1 million or 4.2% of revenues compared to $3.4 million or 2% of revenues in the corresponding period of 2001. The increase is mainly due to:

(a) Significant investments made by Mosaic's InfoForce in data collection equipment for the US market during the second half of 2001;

(b) Investment in technology during 2001 in the Performance Solutions and the Sales Solutions businesses in North America; and

(c) The inclusion of Mosaic Data Solutions which was acquired in the first quarter of 2002, and which has a capital-intensive technology infrastructure.

Interest Costs

Interest costs were $3.4 million in the first quarter of 2002, a reduction of $1.6 million from $5.0 million in the same period last year. Interest expense is lower as the result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$57.0 million, the proceeds of which were applied towards a reduction in senior bank debt; and a

(b) Lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; offset partly by

(c) The increase in the credit spread of 75 basis points on the Company's senior bank debt effective in December 2001.

Mosaic's senior bank debt carries interest at banker's acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's funded debt to EBITDA ratio, the credit spread on the debt facility at March 31, 2002 was 2.40%.

Mosaic has floating for fixed interest rate swaps which have the effect of fixing the interest rate on US$25.0 million of debt at 5.85% and $50.0 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Income Taxes

Income taxes for the first quarter of 2002 provided a recovery of $2.5 million compared to an expense of $2.4 million in the prior year. The income taxes provision for the quarter is net of a tax recovery of $3.1 million related to the restructuring costs booked during the quarter.

Loss from Continuing Operations, Diluted Loss Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the first quarter of 2002 was $8.1 million compared to earnings of $4.5 million in the corresponding period last year. Excluding the impact of restructuring costs net of income tax recoveries, of $10.6 million, income from continuing operations in the first quarter of 2002 was $2.5 million.

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives. During the first quarter of 2001 the Company recorded a goodwill charge, net of taxes, of $2.6 million with earnings from continuing operations before goodwill charges of $7.1 million.

Diluted loss per share from continuing operations were $0.08 per share in the first quarter of 2002 compared to earnings of $0.06 per share during the corresponding period last year. During the first quarter of 2002 the Company recorded a restructuring charge of $13.8 million. After income taxes, the impact of the restructuring charge on the first quarter 2002 income was $10.6 million or $0.09 per share.

The pro forma earnings per share from continuing operations was $0.01 in the first quarter of 2002 compared to $0.03 in the same period of 2001. This figure reflects the exclusion of restructuring charges, net of the related income tax benefit in the first quarter of 2002, and the impact on earnings per share for the first quarter of 2001 as if the Mosaic Performance Solutions earnout had occurred on January 1, 2001.

The Company took an $8.3 million after tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. Such charge amounted to approximately $0.11 per diluted share, resulting in a net loss in the first quarter of 2001 of $3.8 million or $0.05 per diluted share compared to a net loss of $8.1 million or $0.08 per share in 2002. No charge for discontinued operations was recorded in the first quarter of 2002.

2002 Management Estimates

The revenue visibility for fiscal 2002 as at the beginning of April 2002 was approximately 75% to 80%. The Company measures visibility in terms of projected fiscal 2002 revenues, which are either contracted or highly probable (defined as a contract which is expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency of record and a budget has been identified by the Brand Partner). Management's revenue estimates for fiscal 2002 remain in the range of $730 to $750 million with revenues for the second quarter of 2002 estimated to be in the range of $170 to $180 million.

The following table summarizes management's revenue estimates for the three months ended June 30, 2002 and for fiscal 2002 by division.

(in millions of dollars)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Mosaic Performance Solutions (North America)	$70 - $75	$310 - $315
Mosaic Sales Solutions (North America)	65 - 70	230 - 235
Mosaic Marketing & Technology Solutions (North America)	11 - 13	55 - 60
Mosaic UK Solutions (United Kingdom)	25 - 30	135 - 140
Mosaic Consolidated	$170 - $180	$730 - $750

The outlook takes into consideration the following factors:

(a) The impact on the Performance Solutions business with the discontinuance of the AT&T Wireless direct marketing and the New Power contracts, offset in part by the ramp up of the WorldCom Wireless subscriber acquisition contract;

(b) The expected growth in proprietary telecom programs in Canada and the UK;

(c) The impact of new business wins in the Sales Solutions business in North America;

(d) The expected decline in revenues in the UK due to the exit from several unprofitable accounts which will be partly offset by the rollout of the AMP Pearl contract; and

(e) The exit from unprofitable contracts in the Marketing and Technology Solutions business in Canada.

Earnings for fiscal 2002 will be positively impacted by the restructuring initiatives commenced in the first quarter of 2002. Annualized savings from restructuring are estimated at approximately $8 million net of lost margins from discontinued businesses with an estimated $4 million saving to be realized in fiscal 2002.

The following table summarizes the outlook for the three months ending June 30, 2002 and for fiscal 2002.

(in millions of dollars, except per share amounts)

	Three months ended June 30, 2002 Estimates	Fiscal 2002 Estimates
Revenue	$170 to $180	$730 to $750
EBITDA	$20 to $21	$89 to $91
Diluted pro forma EPS	$0.05	$0.30 to $0.32

Liquidity and Capital Resources

Summarized Consolidated Cash Flows

(in millions of dollars)

	Three months ended March 31	
	2002	2001
Net cash provided by/(used in):		
Continuing operations	$ 10.2	$ 11.1
Net change in non-cash operating working Capital from continuing operations	0.5	0.9
Financing activities	38.4	(13.9)
Investing activities (continuing operations)	(52.7)	(8.0)
Discontinued operations	(0.1)	(4.1)
Effect of exchange rate changes on cash	0.2	0.2
Net change in cash position	$ (3.5)	$ (13.8)

During the quarter ended March 31, 2002, the Company's operating activities generated $10.7 million in cash flow compared to $12.0 million in first quarter of 2001. Although, the Company incurred a net loss of $8.1 million during the three months ended 2002, the cash flow from continuing operations after add-back of non-cash charges was $10.2 million compared to $11.1 million in 2001. The year over year reduction in cash flow from operations was mainly due to the first quarter 2002 $1.9 million cash expenditure on restructuring. The working capital reduction during the three months ended 2002 generated $0.5 million in cash flow, which was marginally lower than $0.9 million generated in the same period last year.

Financing activities generated $38.4 million of cash in the first quarter of 2002. In March 2002, the Company issued 13.8 million shares in a public common share offering for gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. Proceeds of the common share offering were used to reduce the balance owing under the Company's senior credit facility. Partly offsetting this repayment of debt was a draw of $42.1 million in January 2002 to finance the payment of a portion of the Mosaic Performance Solutions earnout (the reader is directed to the section entitled "Completion of Paradigm Direct Earnout").

Investing activities used $52.7 million of cash during the first quarter of 2002. Of this amount, $46.1 million was used for acquisition costs including the payment of the cash portion of the Mosaic Performance Solutions earnout. In addition, $4.1 million was used to acquire property and equipment and $2.5 million was invested in other long-term assets. Capital expenditure in the first quarter of 2002 was not significantly different from that in the same period last year.

Investments

The Company ended the first quarter of 2002 with total assets of $830.5 million, an increase of 1.2% from the year ended December 31, 2001. The largest component of this increase was goodwill, with a recorded value of $603.8 million, an increase of $14.0 million over last year.

The increase in goodwill arises from the following:

(a) Acquisition of Custom Offers LLC, now called Mosaic Data Solutions, which added $18.3 million to goodwill;

(b) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and the impact of the

(c) Weakening British pound in relation to the Canadian dollar resulting in a decrease in the recorded amount of goodwill by $2.7 million.

The Company is required to assess whether goodwill is impaired as of January 1, 2002 in connection with the newly adopted accounting standards as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements. The reader is directed to note 1 (a) to the consolidated financial statements regarding the Company's accounting policies and the adoption of new accounting standards related to accounting for goodwill effective January 1, 2002.

Capital Resources

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the senior credit facility. This represents a first step towards restructuring and reducing debt levels and strengthening the Company's balance sheet. The Company intends to take further steps over the balance of fiscal 2002 to restructure its debt by seeking alternative sources of debt capital to provide longer average debt maturities and to diversify debt capital sources.

Mosaic's long-term debt, including the current portion, at March 31, 2002 was $167.9 million, drawn almost entirely from Mosaic's senior credit facility. The long-term debt includes $9.8 million of liabilities related to capitalized leases. With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the committed revolving term facility from $300 million to $253 million. The committed amount will further reduce to $243 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, and is currently due October 2004. Management intends to further reduce the commitments under these facilities as part of the previously discussed plan to restructure debt.

As at March 31, 2002, Mosaic had unused capacity under this credit facility of approximately $86 million subject to draw limits arising from financial covenants under the facility. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

Mosaic's shareholders' equity was $470.1 million as at March 31, 2002, an increase of $51.1 million, from $ 419.0 million at December 31, 2001. This net increase in shareholders equity resulted from:

(a) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits through the equity offering in March 2002;

(b) The net issuance of shares of $0.9 million including $0.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $0.1 million; partially offset by the

(c) Net loss of $8.1 million during the period and distributions on equity instruments of $1.3 million, net of income taxes; and

(d) A net change of $3.2 million in the foreign currency translation

adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the Canadian dollar in relation to the British pound.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Outstanding Shares

At March 31, 2002, Mosaic had approximately 112 million common shares outstanding with the same amount on a diluted basis.

In April 2002, a further 11.77 million shares were issued to satisfy the final payout under the Paradigm earnout. In addition 1.55 million shares were issued to the former equity holders of Mosaic Data Solutions towards payment of interim consideration. The following table summarizes the changes in the number of common shares on a pro-forma basis for the above noted transactions:

Pro forma Changes to Basic Common Shares	Common Shares
March 31, 2002 per consolidated financial statements	112,112,618
April 2002 issue for Mosaic Data Solutions acquisition payment	1,554,459
April 2002 issue for final Paradigm earnout payment	11,768,621
Total pro forma basic common shares	125,435,698

Financial Risks and Uncertainties

In the normal of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to foreign currency risk have been updated below.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$75 million held in debt instruments and US$57 million in equity instruments denominated in that currency at March 31, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At March 31, 2002, the Company has entered into pnds stlg 5.1 million of UK pound forward contracts and $17.7 million in US dollar forward contracts for the balance of fiscal 2002. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. For more details please refer to note 1(a) to the March 31, 2002 consolidated financial statements.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(b) to the March 31, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA - defined as earnings from continuing operations before depreciation and amortization, restructuring costs, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Pro forma earnings per share for 2001 reflects the impact of the Paradigm earnout as if it had occurred on January 1, 2001 to assist investors in assessing the potential dilutive impact of this transaction. The determination of pro forma share earnings is based on the assumptions previously disclosed.

(c) Pro forma earnings per share for 2002 further reflects the exclusion of net-of-tax restructuring costs of $10.6 million, and is provided to enable the reader to measure the impact of restructuring charges on 2002 earnings and to provide another measure of comparability with prior year earnings.

MOSAIC GROUP INC.
Consolidated Statements of Operations

Three months ended March 31, 2002 and 2001 (unaudited)
(In thousands of dollars, except per share amounts)

	2002	2001

Revenues	$ 143,690	$ 171,842
Direct costs	98,035	121,071
Gross profit	45,655	50,771
Selling, general and administrative	31,766	33,175
Earnings (loss) from continuing operations before depreciation and amortization, interest, restructuring charges, minority interest and income taxes (EBITDA)	13,889	17,596
Depreciation and other amortization	6,102	3,417
Interest, net	3,442	5,049
Restructuring costs (note 2)	13,788	-
Minority interest	1,282	(295)
Earnings (loss) from continuing operations before income taxes, and goodwill charges	(10,725)	9,425
Income tax expense (recovery):		
Current	(1,331)	1,880
Future	(1,255)	470
	(2,586)	2,350
Earnings (loss) from continuing operations before goodwill charges	(8,139)	7,075
Goodwill charges, net of income taxes (2001 - $788)	-	2,553
Earnings (loss) from continuing operations	(8,139)	4,522
Loss on divestiture or discontinuance of operations net of income taxes (2001 - $5,000)	-	(8,324)
Net earnings (loss)	$ (8,139)	$ (3,802)
Earnings (loss) per share (note 7):		
Basic	$ (0.08)	$ (0.05)
Diluted	$ (0.08)	$ (0.05)
Earnings (loss) from continuing operations per share (note 7):		
Basic	$ (0.08)	$ 0.06
Diluted	$ (0.08)	$ 0.06
Weighted average number of shares outstanding (in thousands):		
Basic	112,269	75,998
Diluted	112,269	77,446

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Statements of Cash Flows

Three months ended March 31 (Unaudited)
(In thousands of dollars, except per share amounts)

	2002	2001
Cash provided by (used in):		
Operations:		
Earnings (loss) from continuing operations	$ (8,139)	$ 4,522
Items not involving cash:		
Depreciation and other amortization	6,102	3,417
Non-cash interest and finance costs	291	422
Future income taxes	(1,255)	470
Goodwill charges	-	2,553
Minority interest	1,282	(295)
Restructuring costs (note 2)	11,906	-
Cash flow from continuing operations	10,187	11,089
Net change in non-cash operating working capital from continuing operations	505	924
	10,692	12,013
Financing:		
Issue of common shares, net of costs and share repurchases	49,269	310
Proceeds on issue of long-term debt	103,586	24,000
Repayment of long-term debt	(109,142)	(35,999)
Decrease in bank indebtedness	(1,539)	(2,193)
Distributions on equity instruments	(2,372)	-
Distributions to minority interest holders	(1,401)	-
	38,401	(13,882)
Investments:		
Acquisition of businesses, net of cash acquired	(46,080)	(1,957)
Additions to property and equipment	(4,102)	(4,159)
Additions to other assets	(2,477)	(1,854)
	(52,659)	(7,970)
Impact of foreign exchange effect on cash	147	200
Net cash used in discontinued operations	(100)	(4,111)
Increase (decrease) in cash position	(3,519)	(13,750)
Cash, beginning of period	4,630	15,413
Cash, end of period	$ 1,111	$ 1,663
Cash flow from continuing operations per share:		
Basic	$ 0.09	$ 0.15
Diluted	$ 0.09	$ 0.14

See accompanying notes to consolidated financial statements. Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

MOSAIC GROUP INC.
Consolidated Balance Sheets

(In thousands of dollars)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash	$ 1,111	$ 4,630
Accounts receivable	79,674	92,538
Work in progress and unbilled revenue	30,660	21,825
Inventory and other current assets	14,467	17,936
Income taxes receivable	1,768	-
	127,680	136,929
Property and equipment	62,458	63,110
Goodwill (note 5)	603,756	589,711
Future income taxes	21,748	18,221
Other assets	14,828	12,793
	$ 830,470	$ 820,764
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 4,404	$ 5,943
Accounts payable and accrued liabilities	105,108	99,968
Deferred revenue	25,422	24,697
Accrued acquisition liabilities	33,251	72,845
Income taxes payable	-	2,705
Current portion of long-term debt	4,224	3,828
	172,409	209,986
Long-term debt	163,703	169,347
Future income taxes	22,158	19,758
Minority Interest	2,114	2,685
Shareholders' equity:		
Share capital (note 6)	439,503	375,780
Foreign currency translation adjustment	(7,025)	(3,849)
Retained earnings	37,608	47,057
	470,086	418,988
	$ 830,470	$ 820,764

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Statements of Retained Earnings

Three months ended March 31 (Unaudited)
(In thousands of dollars)

	2002	2001
Retained earnings, beginning of period	$ 47,057	$ 32,357
Net loss	(8,139)	(3,802)
Repurchase of shares in excess of average issue price	(5)	(1,097)
Distributions on equity instruments, net of income taxes of $1,067	(1,305)	-
Retained earnings, end of period	$ 37,608	$ 27,458

See accompanying notes to consolidated financial statements.

Mosaic Group Inc.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual financial statements, except the following:

(a) Business combinations, goodwill and other intangible assets:

Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. These new standards eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.

In connection with the transitional goodwill impairment evaluation as required by the new accounting standards, the Company is required to assess whether goodwill is impaired as of January 1, 2002. As a first step, the Company has to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. The Company is required to complete the first step within a period of six months from the beginning of the year. To the extent a

reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change on prior year comparatives is as follows:

	Three months ended March 31 2002	Three months ended March 31 2001
Earnings (loss) from continuing operations	$ (8,139)	$ 4,522
Add back: goodwill charges, net of income taxes	-	2,553
Earnings (loss) from continuing operations before goodwill charges	(8,139)	7,075
Discontinued operations	-	(8,324)
Adjusted net loss	(8,139)	(1,249)
Earnings (loss) per share from continuing operations before goodwill charges:		
Basic	$ (0.08)	$ 0.09
Diluted	$ (0.08)	$ 0.09
Adjusted net loss per share:		
Basic	$ (0.08)	$ (0.02)
Diluted	$ (0.08)	$ (0.02)

(b) Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net earnings and earnings per share for the quarter. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.

Pro forma stock compensation disclosures:

		Three months ended March 31, 2002
Net loss	$	(8,139)
Estimated stock-based compensation costs		(740)
Pro forma net loss		(8,879)
Pro forma loss per share		
Basic	$	(0.09)
Diluted	$	(0.09)
Assumptions:		
Expected lives (in years)		3-5
Risk-free interest rates		4%
Dividend yield		0%
Volatility		62%

2. Provision for restructuring costs

In January 2002 the Company unveiled its "Go Forward Plan" to its major stakeholders. Later in the quarter, management approved a restructuring plan aimed at reducing costs and improving efficiencies by realignment and integration of operations. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestment of certain non-core businesses and elimination of excess capacity through a reduction in workforce.

During the first quarter the Company substantially completed the actions related to the consolidation of operations in the United Kingdom by exiting four locations and reorganizing the business into one operating entity. The UK business has also commenced a review of a significant number of unprofitable customer accounts with a view to either improving profitability or exiting from those business relationships. As a result of the above actions, approximately 82 positions have been eliminated. During the quarter, the Company divested its operations in Ireland.

The Performance Solution business in the US has divested from one unprofitable operation and has reduced its workforce by approximately 36 positions.

The Marketing and Technology business in Canada completed the realignment of operations and will be exiting from one of its locations. It has also commenced a review of unprofitable contracts and reduced its workforce by approximately 35 positions.

The Sales Solutions North America business has commenced actions towards a reduction in the number of physical locations and a reduction of workforce to eliminate excess capacities resulting in the elimination of approximately 27 positions.

For the three months ended March 31, 2002, the Company recorded a pretax restructuring charge of $13.8 million. This restructuring charge includes provisions related to employee severances of

$7.3 million (approximately 180 positions), lease terminations of $2.9 million, asset write-offs amounting to $3.0 million and other costs of $0.6 million. As part of the plan, the company has either exited or is in the process of exiting from several physical locations. As a result, the Company will have ongoing lease commitments until the property leases can either be terminated or transferred for value. An estimate of these ongoing commitments has been included in the amount of lease termination costs.

The reconciliation of the restructuring liability as of March 31, 2002 is as follows:

	Provision	Cash Expendi-tures	Non-cash	Balance March 31, 2002
Severance costs	$ 7,261	$ 1,882	$ -	$ 5,379
Lease terminations	2,857	-	-	2,857
Asset write-offs	3,039	-	570	2,469
Other	631	-	-	631
Total	$ 13,788	$ 1,882	$ 570	$ 11,336

The Company expects that substantially all remaining severance payments and asset write-offs will occur within the next twelve months while payments against certain lease commitments may extend up to a period of 18 months.

3. Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, the company's start-up year, Mosaic Data Solutions generated over US$3,000,000 in revenue and achieved profitability.

The initial purchase price was US$6 million of which US$5.7 million was paid with the issue of 2,293,067 common shares and the balance in cash. In March 2002, Mosaic Data Solutions met the conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This was paid subsequent to the quarter end with the issuance of 1,554,459 shares valued at US$3.9 million and US$136,000 in cash, with Mosaic's share capital as at March 31, 2002 including an amount of approximately Cdn.$6.3 million in respect of such shares.

Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in the aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80. Further consideration, when

determined, will be recorded as an increase to goodwill.

The following table summarizes the amounts paid or payable as at March 31, 2002 and preliminary allocation of the purchase price:

Cash, including transaction costs, net of cash acquired	$	2,335
Common shares of the Company		15,429
		17,764
Costs of integration		130
Total consideration, after integration costs		17,894
Assigned value of assets and liabilities acquired:		
Property and equipment	$	598
Other assets		652
Goodwill		18,312
Non-cash working capital		(1,668)
	$	17,894

4. Paradigm acquisition consideration

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The Company completed the earnout payment between January and April 2002.

The following table summarizes the amounts paid as per the agreement:

20,540,000 shares issued in January 2002	$	57,512
Cash paid in January 2002		42,135
11,768,621 shares issued in April 2002 (included in share capital as at March 31, 2002)		38,503
Cash paid in April 2002		2,837
Total additional consideration	$	140,987

As per the terms of the original merger agreement with Paradigm's equity holders, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002, and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable

has been fixed at approximately US$6.3 million. Of this amount no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. The amounts payable under the SMIP will be recorded in the second quarter of 2002 as an increase to goodwill.

5. Goodwill

The changes in the carrying amount of goodwill for the three months ended March 31, 2002 are as follows:

At December 31, 2001	$ 589,711
Additions- Mosaic Data Solutions	18,312
Disposals	(1,591)
Currency translation changes	(2,676)
Goodwill as at March 31, 2002	$ 603,756

6. Share capital:

Issued and outstanding at March 31:

	Number of shares	Amount
Common shares outstanding, December 31, 2001	75,194,371	$ 191,578
Issued on acquisitions	22,833,067	66,707
Issued on exercise of options	99,800	280
Issued on share offering	13,800,000	50,204
Other, net of share repurchases under a Normal Course Issuer Bid	185,380	648
Common shares outstanding, March 31, 2002	112,112,618	309,417
Other equity instruments:		
Canadian Originated Preferred Securities		85,350
Paradigm acquisition obligation to be settled in shares		38,503
Custom Offers acquisition obligation to be settled in shares		6,233
Total share capital, March 31, 2002		$ 439,503

On March 19, 2002, Mosaic completed an underwritten equity offering

through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs.

7. Earnings per share

(a) Earnings per share calculations are based on net income from continuing operations after deducting distributions on equity instruments, net of income taxes, amounting to $1,305,000 (2001 - nil) as the numerator in the calculation and the weighted average number of common shares outstanding during the period as the denominator.

For purposes of determining diluted earnings per share, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered.

8. Segmented information

Mosaic's businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and are accordingly aggregated for reporting purposes into one segment.

The Company operates primarily in Canada, the United States and the United Kingdom. Revenues are attributed to customers based on where services are provided.

Geographic Information:

For the three months ended and as at March 31

	Revenue		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 29,855	$ 28,710	$ 68,020	$ 54,326
United States	79,350	100,072	470,623	301,151
UK (includes Ireland in 2001)	34,485	43,060	127,571	133,818
	$ 143,690	$ 171,842	$ 666,214	$ 489,295

>>

Additional Information

For additional information on this announcement and other announcements separately released today, the reader is invited to access the Mosaic Group Inc. analyst meeting and conference call on Friday May 10, 2002 at 8:00 am concerning this announcement. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 416-640-1917 Passcode 187454 No. for Toronto and overseas or toll-free in North America at 1-877-289-8525 Passcode 187454 (pound key). The event will also be available via web cast through

Mosaic's website at www.mosaic.com in the Investor Relations section.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 05/09/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveen@mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc. email: cox-daviesd@mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: ERN

-30-

CNW 16:51e 09-MAY-02

c4009
r f BC-Mosaic-Gr-acquisition 05-09 0907
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Acquires Secured Promotions LLC

TORONTO, May 9 /CNW/ - Mosaic Group Inc. (MGX:TSE), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that it has entered into a definitive option agreement to acquire Dallas, Texas based Secured Promotions LLC ("Secured Promotions").

Secured Promotions designs and develops proprietary, subscription-based services. As part of Mosaic, Secured Promotions will act as an in-house R&D capability for developing proprietary subscription-based products and services in telecommunications, financial services, consumer services and insurances. These offerings are intended to provide a new and diversified source of stable and recurring revenues. Barry Schaffer, founder of Secured Promotions, has over 25 years experience in developing customized services. Mr. Schaffer is considered one of the world's authorities on proprietary services, having been instrumental in developing multi-billion dollar categories, such as pre-paid phone cards in the late 1980's and early 1990's.

One of Mosaic's stated strategies is to diversify its revenue streams. As part of that diversification, Mosaic will grow its proprietary services revenues in the insurance, telecom and financial services sectors. Products and services developed by Secured Promotions will be leveraged through Mosaic's data assets, digital marketing capabilities and expertise in customer acquisition and customer management.

This small but strategic acquisition furthers Mosaic's positioning to become a leader in owning its own customer sets across a variety of proprietary service offerings, by leveraging its digital, data and direct marketing transaction capabilities for its own benefit. Essentially, proprietary products and services will be designed with the following general characteristics:

(a) Wide appeal consumer-based, subscription-based services in the insurance, telecom and financial services sectors;

(b) Visible and sustainable recurring revenue streams, with offerings designed to provide recurring revenues to Mosaic and customer bases which have a value and can be sold or otherwise monetized;

(c) Limited or no product risk to Mosaic. For example, with respect to specialty insurance services, Mosaic would re-insure with a major carrier any insurance risk arising in the offering;

(d) Low or immaterial levels of inventories; and

(e) Limited capital investment by Mosaic. Where program investments are significant, Mosaic will enter into a joint venture with a major partner or partners to reduce or eliminate capital investment by Mosaic.

"Although small in absolute dollar size, this acquisition has significant strategic importance as it enables Mosaic to develop annuity-based and diversified revenue streams that are dependent upon our own capabilities, nicely augmenting our existing revenue streams from existing Brand Partners," said Marc Byron, Vice Chair and CEO Mosaic Group. "Following the acquisition of Custom Offers (now Mosaic Data Solutions) in January, which gave us significantly enhanced data and digital delivery capabilities, the acquisition of Secured Promotions will further move Mosaic toward becoming a multi-faceted, transaction-driven company. This acquisition furthers our stated

strategy to create a unique and truly vertical capability of owning and managing customers, from product design through the selling process to our own and other consumer databases, along with ongoing customer service and billing. By focusing on marketing these offerings digitally to our own databases, the cost of marketing is negligible while the recurring contribution margin can be significant. This strategy is a prime example of Mosaic leveraging its core competencies to create new and exciting vehicles for growth."

The total enterprise value being placed by Mosaic on Secured Promotions is a maximum of US$3,075,000 payable principally in Mosaic common shares. The up front payment consists of US$250,000 in cash and US$250,000 in Mosaic common shares and any further payments are based on future performance.

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 05/09/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 17:11e 09-MAY-02

c2997
r f BC-MosaicParadigm-ernout 04-10 0862
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Completes Paradigm Earnout Primarily in Shares

TORONTO, April 10 /CNW/ - Mosaic Group Inc. (TSE: MGX), the leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that it has issued 11,768,621 common shares and paid US$1,784,290 cash in satisfaction of the final earnout consideration payment to the former Paradigm Direct shareholders. Mosaic paid the cash component to fund the income tax withholdings requirements of certain individuals and to fund a payment to non-accredited investors.

In addition, Mosaic will issue 1,554,459 common shares and will pay US$136,016 in cash later today to satisfy the second payment of US$4 million for the acquisition of Custom Offers, which closed in January 2002. Mosaic paid the cash portion to fund the income tax withholding requirements of certain individuals.

Combined, these payments bring Mosaic's current number of basic common shares outstanding to approximately 126 million shares.

Mosaic has also received inquiries recently in respect of the Supplementary Management Incentive Plan (SMIP) applicable to certain senior management employees ("Participants") of former Paradigm Direct.

The SMIP was entered into at the time of the Paradigm Direct ("Paradigm") acquisition in December 2000 and was designed to retain key Paradigm personnel without the requirement for Mosaic to issue Mosaic share options. The SMIP essentially provided for certain senior management employees ("Participants") to purchase equity of Paradigm (the "Option Interest") on April 1, 2004 at an aggregate purchase price of US$10.2 million that may have been sold to Mosaic for ten percent (10%) of the existing value of Paradigm based on a valuation formula set forth in the SMIP option agreement. At the option of Mosaic (or through a put by the Participant) Mosaic could repurchase commencing in April 2004 such Option Interest from the Participants (in either cash or Mosaic shares at Mosaic's option) at a multiple of Paradigm's 2003's Adjusted EBITDA (as defined in the SMIP option agreement). Any Mosaic common shares issued at such time would be priced at the greater of C$1 and the weighted average price of Mosaic's common shares on the Toronto Stock exchange for the 10-day period ending March 31, 2004. The maximum payment could have been US$50 million net of the option exercise price.

Rather than utilizing a variable calculation based on a multiple of Paradigm's EBITDA over three years, Mosaic has fixed with the Participants the net aggregate purchase price at approximately US$6.3 million payable at Mosaic's option in either no less than US$2.85 million cash, with the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The Option Interest still only vests for employees who continue to remain employed with Mosaic through April 1, 2004, though may be accelerated upon a change of control of Mosaic. Although the SMIP agreement originally allowed Marc Byron and David Graf to personally keep up to 75% of the pay-out, they elected to allocate all of the plan options to other employees of the former Paradigm Direct to ensure continuity and incentive. Therefore, neither Marc Byron nor David Graf are participants in the SMIP. The payment, as now contemplated to be made under the fixed price SMIP, net of the option price paid to the Company, will be recorded as goodwill at the time of such payment.

"I am glad that the Paradigm earn-out is now paid and fully settled, and now part of the history of Mosaic. Additionally, fixing the SMIP pay-out removes any potential future concerns about the materiality of that payment. The settlement of the SMIP is a 'win-win' for both the associates of the Performance Solutions Division our employees and shareholders, as we continue to create a 'one team' approach at Mosaic where all our employees are pulling together in the same direction" said Marc Byron, Vice Chairman and CEO. "Further, by eliminating the originally contemplated SMIP, we are reducing a

potentially large future obligation for the Company and yet continue to ensure that the key former Paradigm employees remain with Mosaic. As we have stated in our "Go Forward Plan" we are taking the steps required to put the right building blocks in place to create sustained earnings growth at Mosaic over time, and to create an environment in which all Mosaic associates are working towards the exact same set of objectives," added Mr. Byron.

Mosaic Group Inc., with operations in the United States, Canada, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 04/10/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 13:53e 10-APR-02

c2537
r f BC-Mosaic-contract 04-09 0463
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Wins Multi-Year, Multi-Million Insurance Premium Collection Contract.

TORONTO, April 9 /CNW/ - Mosaic Group Inc. (MGX: TSE), the world's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that Mosaic Solutions UK has signed an agreement with AMP (UK) Services Limited, for the collection, accounting and banking of insurance premiums for AMP Pearl in the United Kingdom. The work will commence on May 27, 2002 and the term of the agreement is to December 31, 2007.

"The work the new management team is doing in the UK is starting to show dividends in efficiencies, culture and new business wins. Given the amount of change in our UK business over the past 90 days, I am proud of our UK team for the momentum they are building", said Marc Byron, Vice Chairman and CEO of Mosaic Group Inc. "We still have lots of work ahead of us to have our UK business consistently meet our targets, but under Jerry Stone's leadership, and with our clear plan, I am confident we are well on our way", added Mr. Byron.

"This 5-year agreement sets Mosaic out as the leading provider of outsourced insurance collections in the UK, a position that has been earned by excellent, cost-managed work for our current Brand Partners," said Jerry Stone, President, Mosaic Solutions UK. "AMP Pearl is the third large UK insurance company to utilize our premium collection solution. This multi-year, multi-million dollar contract leverages off our existing door-to-door field force of 700 persons who already visit 6 million UK homes per year on behalf of The Prudential and the Wesleyan Assurance Society. Our expertise provides a cost-effective alternative for companies like AMP Pearl which wants to focus on their core competencies, while creating further efficiencies for our business. It's a win win. Here in the UK, we expect to deliver more agreements like this as the year unfolds," added Mr. Stone.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 04/09/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 10:56e 09-APR-02

c5473
r f BC-Mosaic-extend-program 03-28 0616
News release via Canada NewsWire, Toronto 416-863-9350

02 ... 15

Attention Business Editors:
Mosaic Group Extends CIBC Guaranteed Proof Program

TORONTO, March 28 /CNW/ - Mosaic Group Inc. (TSE: MGX), the leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that it has renewed its contract with Canadian Imperial Bank of Commerce (CIBC) to continue Mosaic's proprietary residential long distance program, marketed as CIBC Guaranteed Proof, for an additional five years.

"As part of rigorously executing our Go Forward Plan, we are beginning to see the fruits of our business development initiatives," said Marc Byron Vice Chair and CEO Mosaic Group Inc. "One aspect of those initiatives has been to meet with Brand Partners to discuss extensions and/or new components to existing agreements. This extension with CIBC is an important one in that it sets the stage for us to become more aggressive in growing our profitable long distance venture together."

CIBC Guaranteed Proof is one of Canada's fastest growing and most competitive residential long distance telephone services available to all CIBC VISA customers. Utilizing a unique "rate and compare" billing technology, participating customers have their long distance calls priced against a preselected popular rate plan offered by Sprint Canada, Primus Canada and their local phone company (Bell Canada in Ontario and Quebec). The customer is then billed the lowest tariff among the three major carriers less an additional 10%, with the charges applied directly to their CIBC VISA statement. CIBC Guaranteed Proof customers know they are getting a great long distance rate, which matches their monthly calling pattern among the rated tariffs without having to switch long distance suppliers.

Since 1998 Mosaic has delivered this end-to-end solution for CIBC's credit card customers, which includes managing the supplier network, the program service, customer billing and the customer care call center. As part of the renewed contract, Mosaic Performance Solutions will be utilizing its customer acquisition platform to aggressively build out the program over the next six months, with initial marketing test results indicating that the Company should have 150,000 to 200,000 long distance customers by year-end across all of Mosaic's programs including CIBC, Ontario Hydro Energy and Eastlink Cable, effectively doubling its size.

"By utilizing our full range of performance solutions, we are able to enhance our existing program and continue to build our relationship with CIBC. This program pioneers the way Brands can provide more value to their customers and enables CIBC to grow their cardholder loyalty program without incurring any capital risks or by building out the structure needed to execute the program," said Mr. Byron. "We are revolutionizing the way Brands think about extending their Brand, and creating new, annuity-based revenue streams through innovative transactions. As we evolve to become more of a transaction driven company, solutions such as Guaranteed Proof, where we own and share a revenue stream with a Brand Partner, will become more commonplace."

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 03/28/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:12e 28-MAR-02

c4763
r f BC-Mosaic-new-directors 03-26 0526
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Group Inc. Appoints Two Additional Directors

TORONTO, March 26 /CNW/ - Mosaic Group Inc. (MGX: TSE), North America's leading independent marketing solutions company with capabilities in the US, Canada and the UK, today announced that John E. Caldwell and John R. Barnett have been appointed to the Board of Directors of the Company.

John R. Barnett, a chartered accountant, has an extensive background in marketing, finance, operations and human resources. Since 1998, Mr. Barnett has been the President and Chief Executive Officer and a Director of Rothmans Inc., which operates through its majority ownership in Rothmans Benson and Hedges Inc., Canada's second largest tobacco company. Previously, Mr. Barnett was an officer of Molson Breweries and its predecessor Carling O'Keefe from 1972 through 1998. He held a variety of positions during this time including President and Chief Executive Officer of Molson Breweries Canada from 1995 through 1998, and President of Molson Breweries USA Inc. from 1989 to 1995.

John E. Caldwell was President and Chief Executive Officer of Geac Computer Corporation Limited, one of the world's largest software companies, from November 2000 to December 2001. During his tenure, Mr. Caldwell oversaw a major turnaround of this company. He continues with Geac in a consulting capacity. From 1993 to 1999, Mr. Caldwell was the Chief Executive Officer of CAE Inc., the world leader in simulation and control technologies and training solutions for the aerospace, defence and marine markets. He currently serves as a Director of Stelco Inc. and Cognos Incorporated. and has contributed as a member of the Business Council on National Issues. Mr. Caldwell is also a Canadian chartered accountant.

"I am delighted and proud to have Mr. Caldwell and Mr. Barnett join our Board. As we transform Mosaic into the world leader of transaction driven marketing, both Mr. Caldwell and Mr. Barnett's extensive operating, financial and business experience will provide great insight and guidance to Mosaic's Board of Directors," said Marc Byron, Vice Chair and CEO, Mosaic Group Inc. "The evolution of our Board will continue as we add members who have experience in adding value to companies that are in this exciting stage of growth from the multi-hundred millions to the billions. I am confident that the appointment of these two Directors will help Mosaic achieve that objective."

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 03/26/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.

ST: Ontario
IN:
SU: PER

-30-

CNW 16:12e 26-MAR-02

c1927
r f BC-Mosaic-bought-deal 03-19 0506
News release via Canada NewsWire, Toronto 416-863-9350 -MC- 02

Attention Business Editors:
Mosaic Group Inc. Completes CDN$52.4 Million Bought Deal

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

TORONTO, March 19 /CNW/ - Mosaic Group Inc. (TSE: MGX) announced today that it has successfully closed its bought deal public offering of 13.8 million common shares at a price of Cdn.$3.80 per share for a total gross proceeds of $52.4 million. These amounts include 1.8 million common shares, which were issued as a result of an over allotment option granted to the underwriters of the offering by the Company. The common shares were sold to a syndicate of underwriters led by Yorkton Securities Inc. and Scotia Capital Inc., and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc. and TD Securities Inc.

"We are very pleased with the response to this offering, the recent momentum in our stock price, and the completion of our first major step towards reducing and restructuring our debt levels," said Marc Byron, Vice Chair and CEO, Mosaic Group. "These points suggest to us that the investment community is beginning to show confidence in us delivering on or ahead of schedule on our Go Forward Plan. We are highly focused on our Go Forward Plan, taking the aggressive actions necessary to turn this platform into the world leader in transaction driven, measured marketing solutions. We will be using the net proceeds of this offering to reduce indebtedness. In addition to support from the investment community, I am pleased that our lending partners have unanimously approved our restructuring initiatives as set out in our Go Forward Plan. This restructuring, as previously announced, will allow us to improve our operating metrics going forward through the elimination of approximately 10% of our full-time workforce and the consolidation of 4 to 6 business locations."

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 03/19/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:50e 19-MAR-02

c1473
r f BC-Mosaic-Bought-Deal 03-18 0333
News release via Canada NewsWire, Toronto 416-863-9350

02

Attention Business Editors:
Mosaic Group Inc. Bought Deal Increased to $52.44 million

- Underwriters Exercise 15% Overallotment Option -

TORONTO, March 18 /CNW/ - Mosaic Group Inc. (TSE: MGX), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, today announced that the syndicate of investment dealers led by Yorkton Securities Inc. and Scotia Capital for its previously announced Common Share bought deal has exercised its option to purchase an additional 1.8 million Common Shares from treasury for a total of 13.8 million Common Shares.

The syndicate of underwriters consisting of Yorkton Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc. and TD Securities Inc. will now purchase 13,800,000 Common Shares of the Company from treasury at a price of Cdn$3.80 per share, resulting in gross proceeds of Cdn$52.44 million. The offering is expected to close on March 19, 2002.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 03/18/2002

/For further information: Please Contact - Ben Kaak, CFO and EVP, (416) 813-4272, Mosaic Group Inc., Email: kaakb(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:39e 18-MAR-02

02 AUG 15

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE

Mosaic Group Inc. Enters Into Agreement For A Cdn$45.6 Million Bought Deal

Mosaic Group Inc. (TSE: MGX), a leading provider of outsourced marketing services on an integrated basis, today announced that is has entered into an agreement with a syndicate of investment dealers led by Yorkton Securities Inc and Scotia Capital Inc. Under the agreement, the syndicate has agreed to purchase 12 million common shares of the Company from treasury at a price of Cdn$3.80 per share, resulting in gross proceeds to the Company of Cdn$45.6 million. In addition, the Company has granted the syndicate an over-allotment option of up to 15% of the offering at a price of Cdn$3.80 per share for a period of 30 days following closing. If the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be Cdn$52.4 million. The offering is expected to close on or about March 19, 2002.

The net proceeds of the offering will be used for debt reduction and general working capital purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED SATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

c5959
r f BC-Mosaic-Group-results 02-28 1055
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Mosaic Group Announces 2001 Year End Results

TORONTO, Feb. 28 /CNW/ - Mosaic Group Inc. (MGX:TSE), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, today reported its year end results for fiscal 2001. All numbers are in line with the Company's guidance announced on January 24, 2002. The Company is also on track to achieve the guidance previously provided for the first quarter 2002.

<<
Financial Highlights

	Three months ended December 31, (in thousands except per share amounts)			Full Year ended December 31, (in thousands except per share amounts)		
	2001	2000	%Change	2001	2000	%Change
Revenues	$167,396	$145,766	15%	$761,654	$493,662	54%
EBITDA (1)	17,926	20,822	(14)%	84,628	67,297	26%
Cash earnings (2)	6,640	10,556	(37)%	39,335	37,647	4%
Earnings from continuing operations	4,002	8,340	(52)%	29,030	30,909	(6)%
Per share amounts:						
Cash earnings (2):						
Basic	$ 0.07	$ 0.14	(50)%	$ 0.48	$ 0.52	(8)%
Diluted	$ 0.07	$ 0.14	(50)%	$ 0.48	$ 0.50	(4)%
Diluted pro forma (3)	n/a	n/a		$ 0.32	n/a	
Earnings from continuing operations:						
Basic	$ 0.04	$ 0.11	(63)%	$ 0.35	$ 0.43	(19)%
Diluted	$ 0.04	$ 0.11	(63)%	$ 0.34	$ 0.41	(17)%
Diluted pro forma (3)	n/a	n/a		$ 0.20	n/a	

(1) Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes.
(2) Earnings from continuing operations before net-of-tax goodwill charges.
(3) Pro forma earnings per share reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001. Refer to discussion on supplemental earnings measures.

Commenting on today's earnings release, Marc Byron, CEO since January 1, 2002 states, "In closing out 2001, we look back on the completion of a major phase of Mosaic's growth in which the company's focus has been buying companies to build a major marketing services platform. As we look forward from January 1, 2002, Mosaic's focus is to (i) aggressively grow our relationships with current Brand Partners through our cross serve and cross sell strategy; (ii) identify new brands for which we will provide innovative and high margin solutions; (iii) smartly exploit this unique platform by

creating new, diversified revenue and earnings streams by selling our own proprietary services as well as forming large scale joint ventures with leading Brands; and (iv) significantly improve our balance sheet. The Go Forward Plan was presented in detail in January of this year to both employees and the investment community. I am pleased to report that from my perspective, we are on or ahead of our timeline in virtually all aspects of our Plan towards making Mosaic the powerhouse in measured marketing solutions."

As part of the Go Forward Plan, Mosaic has been reorganized into four divisions. Each division is currently streamlining its operations and has a mandate to evaluate all Brand Partner relationships and associated operations to maximize their long term earnings potential. To complement this new structure, Mr. Byron appointed divisional presidents with proven track records. Mosaic divisional Presidents are David Graf, President Performance Solutions; Brian Meagher, President Sales Solutions; John Hoholik, President Marketing and Technology Solutions; and Jerry Stone, President Mosaic Solutions UK. Marc comments, "If investors back management teams, then I invite and welcome current and prospective investors to get to know this group. All four leaders are earnings driven, have extensive experience serving some of the world's largest brands through the delivery of complex marketing solutions and they have a track record in driving major new business wins. Finally, this team is aligned around the Go Forward Plan, and highly motivated through significant equity ownership in Mosaic."

Management has determined through a critical evaluation of the cost side of the business that an aggressive restructuring is required. The Company is currently in the process of finalizing plans in respect of a $10 - $14 million restructuring, which the Company anticipates will be concluded for the most part by the second quarter of 2002. Management expects to realize significant cost savings and improved efficiencies by reducing the Company's full-time workforce by approximately 10 percent and by consolidating a number of physical locations. Annual savings are expected to approximate $10 million, or around $5 million in fiscal 2002. "No CEO ever likes to have to conduct such a restructuring", says Byron, "yet I committed upon accepting this position that I would act decisively and in the long term interests of our shareholders and the brands we serve. Going forward, the Company will be run with an intense focus on cost side controls in addition to our dedicated, well funded and tightly managed new business development efforts. In combination, this approach should lead to improving margins and accelerated growth in revenues and earnings and renewed growth in earnings per share."

One of the cornerstones of the Go Forward Plan is a dedicated new business development group. The Company is currently formulating this group and its plans, and expects that as the year progresses, significant new business wins will begin to emerge. Commenting on this important initiative, Byron adds, "As a Company goes through these kinds of changes, I believe we have to focus on very specific initiatives and priorities to ultimately be successful. Our new business development plan is one of those key areas, and I am confident that investors will be rewarded with exciting new wins as this group begins to augment our already strong pipeline and then close our share of these opportunities during the second half of 2002 and into 2003.

Byron concludes that, "we are executing our Go Forward Plan day-by-day and we can already see demonstrable progress. We know 2002 will be a transition year, setting us up for our break-out year in 2003 and beyond. A company will soon rise up to dominate the multi-billion dollar measured marketing space, and we plan on that being Mosaic."

Greg Kiernan appointed to Board of Directors

Mosaic is also pleased to announce the appointment of Greg Kiernan to the Board of Directors effective February 26, 2002. Mr. Kiernan was an initial investor in Paradigm Direct, enjoyed a distinguished career on Wall Street and is a former senior executive of Paine Webber. Currently Mr. Kiernan is a partner at Sonostar Ventures, a private equity group. "I am extremely pleased

that Greg has accepted a position of Mosaic's Board as he brings a wealth of business and financial experience to the Company as well as strong ties to Wall Street", said Marc Byron.

2002 Guidance

Management reiterates the guidance it released on January 24, 2002 (before the impact of estimated restructuring charges):

	Fiscal 2002 Estimates	3 months ended March 31, 2002 Estimates
Revenue (mln)	$730 to $750	$135 to $145
EBITDA (mln)	$89 to $91	$11 to $13
Diluted EPS	$0.32 to $0.34	$0.01 to $0.02

Supplemental earnings measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, Cash earnings, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(1) EBITDA - defined as earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(2) Cash earnings - defined as earnings from continuing operations before net-of-tax goodwill charges. Cash earnings per share can be determined from the statement of income by dividing earnings from continuing operations before goodwill charges less the distributions on equity instruments by the weighted average number of shares outstanding.

(3) Pro forma earnings per share reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001 to assist investors assess the potential dilution of this transaction. The determination of pro forma share earnings is based on the following assumptions:

   (a) the transaction was effective on January 1, 2001;
   (b) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million shares);
   (c) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense;
   (d) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Management's Commentary on Fiscal 2001 and Outlook for Fiscal 2002

This section of our report provides Management's Commentary of the financial condition and operating performance of Mosaic Group Inc. for the years ended December 31, 2001 and 2000. This review focuses on key measures used to monitor our overall financial performance and financial condition. The

analysis should be read in conjunction with and is based on the consolidated financial statements, which are presented later in this report. All amounts are in Canadian dollars, unless otherwise stated.

OVERVIEW

During fiscal 2001 and over the first two months of 2002, Mosaic continued to take the steps necessary to evolve its business into the world's largest independent marketing & sales solutions company. Following are some of the major steps taken:

(a) Appointment of Marc Byron as the Chief Executive Officer of the Company effective January 1, 2002 and making other senior management changes. The focus of the change is to combine experienced operations personnel with proven business development track records.

(b) The development and announcement in early 2002 of the Company's "Go Forward Plan" which focuses on building revenue and earnings growth through targeted sales and marketing efforts along with strong operations management.

(c) The reduction of selling general & administrative ("SG&A") costs in 2001 through headcount and overhead reductions at a cost of $4.2 million with annualized savings estimated at $10.5 million. The Company is planning a further approximate 10% headcount reduction in the first quarter of 2002.

(d) Signing of major contracts aggregating over $150 million in fiscal 2001 including DIRECTV, Microsoft, Sainsbury's and BT Cellnet.

(e) Private placement of Canadian Originated Preferred Securities amounting to US$57 million in June 2001 to begin the process of strengthening the balance sheet.

(f) Finalizing the terms of the contingent consideration payable to Paradigm Direct (now renamed Mosaic Performance Solutions) to remove related uncertainties, and to allow its complete integration into Mosaic.

(g) Retooling Mosaic's customer direct marketing acquisition business (Mosaic Performance Solutions) after the fallout of the events of September 11th in the United States, to bring its direct marketing response rates to historic levels.

(h) Decision to migrate Mosaic's direct marketing customer acquisition work to WorldCom Wireless from AT&T Wireless beginning in fiscal 2002. Although the Company had a short term negative impact on profit in the fourth quarter of 2001, extending into the first quarter of 2002, management believes that the WorldCom relationship will ultimately be more profitable and carry lower risk for Mosaic.

(i) Completion of the previously announced exit from Mosaic's unprofitable Continental Europe operations.

GO FORWARD PLAN

In January 2002 the Company unveiled its "Go Forward Plan" to its major stakeholders. This plan will be the cornerstone of the Mosaic's growth strategy. The main components of this plan follow:

(a) Reorganize Mosaic into four business divisions from 23 largely independent units with the objective to streamline the organization, encourage cross selling, reduce overheads and provide critical mass. The four business units include:

- Mosaic Performance Solutions (North America)

- Mosaic Sales Solutions (North America)

- Mosaic Marketing & Technology Solutions (North America)

- Mosaic UK Solutions (United Kingdom)

(b) Devote significant resources to business development including the establishment of a new business development unit directly reporting to the CEO.

(c) Realignment of employee compensation, performance measurement systems and career development to encourage exceptional financial performance including cross selling of integrated marketing solutions.

(d) Re-branding of all business units to Mosaic to enhance external awareness of Mosaic's solutions offerings.

(e) Completing an efficiency review of the entire organization with a view to improving EBITDA (earnings before interest, taxes, depreciation and amortization, minority interest and goodwill charges) margin performance metrics by no less than one full percentage point in 2002 compared to 2001. The areas of focus include:

- Performing a profitability review of all Mosaic's brand partner relationships with a view to re-negotiating or alternatively eliminating contracts which do not provide adequate profit contribution

- Identifying areas of excess resource capacity within the Company as well as opportunities to reduce costs and improve efficiencies by realignment and integration of operations. The Company expects to eliminate approximately 10% of its work force and consolidate a number of physical locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million with savings estimated to be $10 million on an annualized basis or approximately $5 million in fiscal 2002.

(f) Restructure and reduce debt levels to provide for more balanced borrowing from alternate sources, to provide for a longer average maturity and to reduce the absolute level of debt outstanding. A stronger balance sheet will help the Company achieve its growth objectives more rapidly.

MOSAIC EXPANDS WIRELESS CUSTOMER ACQUISITION CAPABILITY WITH WORLDCOM WIRELESS

In the first quarter of 2002 Mosaic formed a new non-exclusive wireless customer acquisition relationship with WorldCom Wireless, Inc. Coincident therewith, Mosaic discontinued its direct marketing customer contract with AT&T Wireless which previously was carried out through an exclusive

relationship. In 2001, Mosaic acquired approximately 750,000 wireless customers in the United States, representing approximately 6% of the US wireless market for Mosaic's carrier Brand Partners.

Commencing on January 28, 2002 Mosaic began marketing WorldCom Wireless consumer wireless services across the United States on a non-exclusive basis. WorldCom Wireless' service capabilities currently reach over 90% of the United States territory.

The transition to a non-exclusive arrangement with WorldCom Wireless was done to:

(i) provide flexibility in how Mosaic optimizes its wireless marketing expertise;

(ii) increase the potential size of the market by leveraging WorldCom Wireless's larger wireless services footprint in the United States; and

(iii) provide higher potential operating margins combined with a lower risk business model as provided by the terms of the agreement with WorldCom Wireless as:

- the Company is not responsible for owning phone inventory or for phone fulfillment; and

- has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Effective January 2002 the Company discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 and incurred a loss in the fourth quarter.

As a result of the wind-down of the AT&T Wireless direct marketing contract, Mosaic's pre-tax earnings were lower by approximately $4.0 million in the fourth quarter of 2001. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T Wireless, the parties are in the process of negotiating the financial arrangements of such discontinuance. In the event that a satisfactory resolution is not achieved either party may elect to settle such matter through binding arbitration. In February 2002, the Company notified AT&T Wireless of the Company's intention to arbitrate should a mutually agreeable resolution not be reached. The Company does not anticipate any material negative impact on its financial position resulting from such negotiation or arbitration.

Looking forward, the Company expects that the WorldCom Wireless program will build during the first quarter of 2002 as the Company ramps up its services and then will provide relatively consistent revenues and margin thereafter as the program matures. Commencing in the second quarter, it is management's estimate that the WorldCom program will generate approximately US$10 to US$12 million less per quarter in revenues than the AT&T Wireless program generated in the prior year, however, the new program is expected to generate approximately the same level or better of profit margin per customer acquired.

PARADIGM DIRECT EARNOUT

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC, now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Mosaic management entered into the early termination of the earnout on November 6, 2001, as it believed this early termination had significant benefits for Mosaic's

shareholders as: (i) it provided finality and certainty with respect to the amount and timing of the Mosaic Performance Solutions Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminated the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

Shareholders approved the terms of the amending agreement on January 7, 2002. The additional consideration payable has been included in goodwill.

The following table summarizes the amounts payable under the amended terms:

20,540,000 shares issued in January 2002	$	57,512
Payable in cash or common shares at Mosaic's option, US$26,000,000 or a maximum of 12,480,000 shares		41,340
Total obligations included in share capital		98,852
Cash paid in January 2002		42,135
Additional transaction costs		2,012
Total additional consideration	$	142,999

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Summary financial information
(in thousands of dollars, except percentages):

	2001	2000	Change	Change (%)
Revenue	761,654	493,662	267,992	54%
Gross Profit	216,189	174,902	41,287	24%
% of Revenue	28.4%	35.4%	(7.0%)	
SG&A	131,561	107,605	23,956	22%
% of Revenue	17.3%	21.8%	(4.5%)	
EBITDA	84,628	67,297	17,331	26%
% of Revenue	11.1%	13.6%	(2.5%)	

Highlights of 2001 operating performance follow:

(a) Revenues increased by 54% to $761.7 million compared to $493.7 million in 2000. Pro forma revenue growth (which includes the fourth quarter 2000 acquisition of Mosaic Performance Solutions) grew by 12% in local currency terms with significant growth in the United States offset by a reduction in the United Kingdom.

(b) Earnings from continuing operations before interest, taxes, depreciation, and amortization ("EBITDA") increased 26% to $84.6 million in 2001, from $67.3 million in 2000.

(c) Earnings from continuing operations before goodwill charges ("cash earnings") were $39.3 million in 2001 compared to $37.6 million in 2000.

(d) Earnings were, however, negatively impacted by the following factors which accumulated to approximately $0.06 to $0.07 per diluted share over fiscal 2001:

- As a result of the wind-down of the direct marketing customer acquisition contract with AT&T Wireless and the move to WorldCom Wireless, the pre-tax earnings in the fourth quarter of fiscal 2001 were lower by approximately $4.0 million or $0.04 per share.

- The financial impact of the terrible events of September 11th was to reduce third quarter revenues by approximately $15 million to $17 million with a corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations for fiscal 2001.

	For the years ended	
	2001	2000
EPS	$0.34	$0.41
Cash EPS	$0.48	$0.50
Pro Forma EPS(1)	$0.20	n/a
Pro Forma cash EPS(1)	$0.32	n/a

(1) Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001. This determination of per share earnings is based on the following assumptions:

(i) the transaction was effective on January 1, 2001;

(ii) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million);

(iii) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense;

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit
2001 Results:

The following table summarizes the comparative fourth quarter and full year revenues by major country within which the Company operates.

Revenues
(in millions of dollars except percentages)

	Three months ended December 31			Fiscal Year		
	2001	2000	Change	2001	2000	Change
Canada	26.3	15.7	68%	120.8	116.7	4%
United States	99.6	86.9	15%	464.5	177.5	162%
United Kingdom	41.5	43.2	(4%)	176.4	199.5	(12%)
Total	167.4	145.8	15%	761.7	493.7	54%

Revenues for fiscal 2001 were impacted by the following major factors:

(a) Full year inclusion in fiscal 2001 of revenues from Mosaic Performance Solutions, which was acquired in November 2000. This is reflected in year over year pro forma revenues growth of 33% in the U.S. compared to the growth in reported revenues of 162%. Pro forma consolidated Mosaic revenue growth, including the impact of Mosaic Performance Solutions, in fiscal 2001 was 13% (before currency impact) compared to the increase in reported revenues of 54%;

(b) The development of significant new contracts, especially in the US, with revenues of over $100 million in fiscal 2001. These contracts include those with DIRECTV, Microsoft, New Power, Guinness United Distillers and Vintners (GUDV), Brown & Williamson, Sainsbury's and BT Cellnet. Revenues from Mosaic's top 25 brand partners, excluding AT&T Wireless, grew by approximately 45% year over year mainly through new contracts implemented in fiscal 2001;

(c) Strengthening of the US dollar and the British pound in relation to the Canadian dollar resulting in a positive impact of 1% on reported revenues for fiscal 2001 in relation to the prior year;

(d) The fourth quarter of fiscal 2001 was impacted by reduced marketing under the AT&T Wireless direct marketing customer acquisition contract as the contract was proving unprofitable.

(e) Insufficient business development activities negatively impacted 2001 revenues, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Mosaic's Go Forward Plan devotes significant resources to business development with a new business development unit setup reporting directly to the CEO;

(f) Direct fallout from the events of September 11th, reduced third quarter revenues by approximately $15 to $17 million; and

(g) Cutbacks in discretionary client spending especially in the Mosaic's relevance marketing business and certain of Mosaic's clients in the information technology sector. Over all about 15% to 20% of Mosaic's revenue base is exposed to the more discretionary marketing budgets of Mosaic's brand partners, which have a tendency to decline during periods of economic downturn. The remaining 80% to 85% of Mosaic's revenue base is derived from typically less discretionary sales and distribution budgets of the Company's brand

partners.

Mosaic has a large customer base spread over a number of industry sectors. The top 25 customers accounted for approximately 75% of 2001 revenues. Over 70 customers each generated revenues in excess of $1 million during the year. AT&T Wireless represented approximately 27% of the total revenues in fiscal 2001. As discussed in the previous section, Mosaic has discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 or about 18% of the total revenues but generated a significantly lower percentage of total fiscal 2001 earnings. The WorldCom Wireless contract will generate lower revenues compared to the AT&T Wireless contract but is expected to generate the same or higher absolute margins per customer acquired. However, as previously discussed, the risks for Mosaic, associated with the WorldCom Wireless business model will be significantly lower than that with the AT&T Wireless business.

By client industry sector, Mosaic's 2001 and 2000 revenues breakdown as follows:

Industry	2001	2000
Consumer goods	36%	49%
Telecommunications	32%	16%
Financial services	13%	17%
IT and convergent technology	7%	13%
Automotive and others	12%	5%
	100%	100%

The significant increase in the revenues from the telecommunications industry was mainly due to the revenues from AT&T Wireless during the year. Telecommunications revenues are expected to decline approximately US$10 to US$12 million per quarter in the United States in 2002 in relation to 2001 resulting from the switch from performing customer acquisition work for AT&T Wireless to WorldCom Wireless. In the United Kingdom, there is likely to be an increase in revenues in 2002 from the telecommunication industry as a result of the commencement of the customer acquisition relationship with BT Cellnet and the ongoing Mobile program with Sainsbury's. The other trend during fiscal 2001 has been a significant reduction in the number of IT and convergent technology clients as this sector cuts spending in a soft business environment for technology products.

Gross Profit increased to $216.2 million in fiscal 2001 from $174.9 million in fiscal 2000. Gross profit as a percentage of revenues was 28.4% in 2001, a decrease from 35.4% in 2000. This decline is partly due to the full year impact of the inclusion of Mosaic Performance Solutions whose pay for performance model typically operates at lower gross margin levels than Mosaic's traditional businesses. In addition, the Company experienced lower earnings in the fourth quarter arising from the decision to discontinue the AT&T Wireless direct marketing contract. Also adversely affecting profit margins was the increased budget pressure from certain clients in light of the weakening economic environment in 2001.

Outlook for 2002:

The Company began fiscal 2002 with a high level of revenue visibility. This visibility is 80% as measured by Mosaic's projected fiscal 2002 revenues, which are either contracted or highly probable (defined as a contract which is

expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency on record and a budget has been identified by the brand partners).

The following table summarizes managements' revenue estimates for fiscal 2002.

Projected 2002 revenues
(millions of dollars)

	2002 Estimates	2001 Actual
Mosaic Performance Solutions (North America)	$310 - 315	$324
Mosaic Sales Solutions (North America)	230 - 235	206
Mosaic Marketing & Technology Solutions (North America)	55 - 60	56
Mosaic UK Solutions (United Kingdom)	135 - 140	176
Mosaic Consolidated	$730 - 750	$762

Management estimates that fiscal 2002 revenues will be in the range of $730 to $750 million compared to $762 million in fiscal 2001. The reduction in estimated revenues for fiscal 2002 compared to 2001 is primarily due to:

(a) Mosaic's decision to discontinue the AT&T Wireless direct marketing customer acquisition contract and move to WorldCom Wireless. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired; and

(b) The planned discontinuance of several unprofitable contracts, particularly in the United Kingdom; partly offset by

(c) Significant growth opportunities in the sales solutions business in North America.

As part of the Go Forward Plan for 2002, Mosaic's management has committed significant resources to business development activity with the appointment of senior executives who will focus on developing new and existing client contracts with higher margins on a per contract basis. The 2002 plan has specifically allocated $3.7 million towards business development to be used for the funding of:

(a) dedicated senior business development people at units;

(b) lead generators and "rainmakers" across divisions;

(c) external lead generation fees

(d) external communication and re-branding initiatives: and

(e) internal incentive related compensation

The Company expects these business development initiatives to generate significant revenues towards the latter half of fiscal 2002 that will replace revenues lost from unprofitable contracts discontinued by Mosaic. Looking forward the company expects its gross margin percentage to marginally improve in 2002 as a result of:

(a) The replacement of the AT&T Wireless direct marketing contract with the WorldCom Wireless customer acquisition program;

(b) Cost savings from previously completed actions including employee terminations and discontinuance of unprofitable brand partner contracts. This includes the discontinuance of two unprofitable direct selling contracts in the United Kingdom, which resulted in losses of $1.2 million during fiscal 2001; and

(c) The restructuring of the Sainsbury'sMobile Program in the U.K. which became profitable in the fourth quarter of 2001. To August 31, 2001, this program incurred operating losses aggregating approximately $1.5 million as initial customer acquisition levels were lower than planned;

Currently, the Company is undertaking a review of gross margins across its entire client base to eliminate contracts which do not meet target profitability levels. This action is being taken in conjunction with Mosaic's restructuring plans, which will be finalized in the first half of 2002.

Selling, General and Administrative ("SG&A") Expenses

2001 Results:

The components of SG&A expense, stated as a percentage of revenues, were as follows:

SG&A Expense as a % of Revenues	2001	2000
Salaries, benefits, and bonuses	10.9%	14.1%
Equipment leases	0.3%	0.7%
Occupancy	1.3%	1.6%
Other	4.8%	5.4%
	17.3%	21.8%

SG&A expenses in fiscal 2001 were $131.6 million, an increase of 22% over fiscal 2000. The increase was mainly due to the full year impact of the inclusion of Mosaic Performance Solutions, which was acquired in the fourth quarter of 2000. Although SG&A expenses have increased on year over year basis, these expenses as a percentage of revenues decreased to 17.3% during fiscal 2001, from 21.8% in the prior year. The percentage decline is largely due to the positive impact of Mosaic Performance Solutions which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and one-time severance costs.

With the significant revenue decline in the United Kingdom and softness in certain other businesses, management focused in 2001 on personnel reductions to reduce excess capacity, control of discretionary spending such as travel, combining back offices in the areas of finance, human resource, IT and payroll and maximizing supplier leverage and benefits enjoyed throughout the group. During the year, 178 employees were eliminated as a result of redundancies with a total cost of $4.2 million.

As announced in January of 2002, management is committed to further reductions in head count in selected operating divisions aggregating approximately 10% of total full time staff as well as closure of four to six business locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such

initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002.

Outlook for 2002:

Looking forward, management anticipates that SG&A in 2002 will approximate 16% to 17% of revenues.

Earnings From Continuing Operations Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

2001 Results:

EBITDA for 2001 was $84.6 million, up 26% from $67.3 million in 2000. EBITDA as a percentage of revenues was 11.1%, compared to 13.6% in 2000. The decline in EBITDA margin percent can be attributed to the following significant items:

(a) The fourth quarter reduction in earnings of approximately $4.0 million from the wind-down of the direct marketing customer acquisition contract with AT&T;

(b) The impact of September 11 on the Company's Performance Solutions business, which resulted in a negative earnings impact of $2.3 to $2.5 million during the third quarter of fiscal 2001;

(c) Losses on unprofitable contracts in the United Kingdom of $1.2 million. These contracts have subsequently been terminated; and

(d) The loss incurred to August 31, 2001 of $1.5 million during the start up phase of the Sainsbury'sMobile program.

Outlook for 2002:

Excluding the impact of any restructuring costs and related savings, management estimates fiscal 2002 EBITDA to be in the range of $89 million to $91 million, which would be approximately 11.5% to 12.0% of revenues compared to 11.1% in 2001. The improvement in the operating metrics would be largely as a result of a change in the revenue mix arising from the discontinuance of unprofitable Brand Partner contracts, the avoidance of one-time losses incurred in 2001 and the result of previously completed cost reduction measures.

Mosaic Group (in thousands of dollars, except percentages and per share amounts)

	2001	2000	Change ($)	Change (%)
EBITDA	84,628	67,297	17,331	26%
Depreciation and other amortization	17,858	9,422	8,436	90%
Interest, net	16,811	8,994	7,817	87%
Minority Interest	(629)	(393)	(236)	60%
Earnings from continuing operations before income taxes	50,588	49,274	1,314	3%
Income taxes	11,253	11,627	(374)	(3%)
Effective tax rate	22%	24%	(2%)	
Earnings from continuing operations before goodwill charges (cash earnings)	39,335	37,647	1,688	4%
Goodwill charges net of income taxes	10,305	6,738	3,567	53%
Earnings from continuing operations	29,030	30,909	(1,879)	(6%)
Diluted cash earnings per share from continuing operations	$ 0.48	$ 0.50	(0.02)	(4%)

Diluted earnings per share from continuing operations	$ 0.34	$ 0.41	(0.07)	(17%)
Weighted average number of diluted shares outstanding	76,990	75,438	1,552	2%

Depreciation and Other Amortization

2001 Results:

Depreciation and other amortization expenses were $17.9 million in 2001 representing 2.3% of revenues, compared to $9.4 million or 1.9% of revenues in 2000. Two major factors resulting in this increase are:

(a) The full year impact of the inclusion of Mosaic Performance Solutions which was acquired in the fourth quarter of 2000; and

(b) Significant investment during the second half of 2001 in equipment used in Mosaic's U.S. data collection joint venture with Information Resources, Inc.

Outlook for 2002:

In 2002 depreciation and amortization expenses are expected to be in the range of $20 million to $22 million. The increase will be largely as a result of the full year impact of the depreciation of capital assets acquired during 2001 and planned 2002 capital expenditures in the range of $20 to $22 million.

Interest Costs

2001 Results:

Interest expense increased to $16.8 million in 2001 from $9.4 million in the prior year. This increase in interest costs was due to the higher utilization of debt facilities, primarily to finance the acquisition of Mosaic Performance Solutions in 2000. The interest cost in the second half of fiscal 2001 was significantly lower than that in the first half of the year as a result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$ 57 million, the proceeds of which were applied towards a reduction in senior bank debt as discussed further in the Liquidity and Capital Resources section; and

(b) A lower interest rate environment in Canada and United States, the two primary markets in which the Company's debt is priced.

In December 2001, Mosaic reached an agreement with its banking syndicate to extend the existing credit facilities by one year to October 2004. The amended credit facility carries interest at bankers' acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. As at December 31, 2001, Mosaic was eligible for the lowest credit spread under the facility.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Outlook for 2002:

Given the current level and mix of debt, the fiscal 2002 interest (excluding COPrS payments) is projected to be in the range of $15 to $17 million. This amount reflects the net impact of the following factors:

(a) Lower interest expense as a result of the full year impact of the issue of equity instruments in June 2001;

(b) Increase in the credit spread on the amended bank agreement; and

(c) Continuing impact of a lower interest rate environment.

It is the Company's plan to lengthen the average life of its debt facilities. Typically, longer term instruments carry higher interest charges. As such, forecast interest expense could be significantly higher if the Company introduces longer term debt instruments into its capital structure during 2002.

Income taxes

2001 Results:

Income taxes as a percentage of earnings before taxes and goodwill charges decreased from 23.6% in 2000 to 22.3% in 2001. The reduction in effective tax rate is mainly due to the use of tax planning strategies and changes in the mix of income from different tax jurisdictions. Management continues to actively monitor and manage the Company's tax expense.

Outlook for 2002:

Management's tax planning strategies are expected to keep the effective tax rate in 2002 in line with or marginally lower than the actual tax rate in fiscal 2001.

Cash Earnings from Continuing Operations, Diluted Cash Earnings Per Share From Continuing Operations, Goodwill Charges and Earnings from Continuing Operations

2001 Results:

Cash earnings, defined as earnings from continuing operations before goodwill charges increased by $1.7 million, a 4% increase over 2000, to $39.3 million in 2001. As a percentage of revenues, cash earnings were 5.2%, down from 7.6%, reflecting the impact of (i) previously articulated losses aggregating $7.8 to $8.0 million resulting from lowered earnings on the AT&T program in the fourth quarter, the impact of September 11th on the Performance Solutions business, and the start-up losses on the Sainsbury'sMobile program; combined with (ii) increases in depreciation and amortization expense; and (iii) increased interest costs resulting from borrowing related to the Paradigm Direct (Mosaic Performance Solutions) acquisition.

Diluted cash earnings per share from continuing operations (Cash EPS) were $0.48 in 2001, a 4% decline from $0.50 in 2000. The decline is mainly due to the dilutive impact on per share earnings of the distributions on equity instruments, and the issue of common shares to finance acquisitions.

Diluted Pro Forma Cash EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions Earnout as if it had occurred on January 1, 2001, was $0.32 for fiscal 2001.

Goodwill charges from continuing operations, net of income taxes, increased to $10.3 million in 2001 from $6.7 million in 2000. The increase was mainly related to goodwill arising from the acquisitions in 2000, most significant being Mosaic Performance Solutions in the fourth quarter of 2000.

Effective January 1, 2002, the Company has adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. This will effectively eliminate the ongoing amortization of goodwill but will require the company to periodically carry out tests that are significantly more rigorous than the existing standards to determine whether

there has been impairment in the carrying value of goodwill and in the financial statements. The impact of the non-amortization approach to accounting for goodwill for the Company in 2002 will be to increase diluted earnings from continuing operations. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

With the implementation of the new accounting standards in January 2002, Mosaic will no longer report cash earnings or cash EPS, as the reported net earnings and EPS will essentially be the same as the previously reported cash earnings and cash EPS number.

Earnings from continuing operations were $29.0 million in 2001 compared to $30.9 million in 2000. Diluted earnings per share from continuing operations (EPS) were $0.34 in 2001, a decrease from $0.41 in 2000. This decline in per share earnings was mainly due to higher goodwill charges of $0.05 on a per share basis and lower cash earnings per share as discussed before.

The Company has retroactively adopted the new recommendations for determining earnings per share issued by the Canadian Institute of Chartered Accountants. The comparative per share earnings for 2000 have been restated to reflect retroactive adoption of the treasury stock method of calculating EPS.

Diluted Pro Forma EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001, was $0.20 for fiscal 2001.

Outlook for 2002:

Management estimates that diluted earnings per share for fiscal 2002 will be in the range of $0.32 to $0.34. The following table summarizes the outlook for the three months ending March 31, 2002 and for fiscal 2002.

(in millions of dollars)	Fiscal 2002 Estimates	Three months ending March 31, 2002 Estimates
Revenue	$730 to $750	$135 to $145
EBITDA	$89 to $91	$11 to $13
Diluted EPS	$0.32 to $0.34	$0.01 to $0.02

The above estimates exclude both the cost and savings of management's previously announced restructuring. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002. It is the Company's intention to provide an update of the restructuring costs and related savings, including changes in guidance, in the first quarter reporting to shareholders.

Discontinued Operations

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million or $0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

Liquidity and Capital Resources

The company's cash flows, as reflected in the Consolidated Statement of Cash Flows, are summarized in the table below:

Summarized consolidated cash flows

(in thousands of dollars)	2001	2000
Net cash provided by/ (used in):		
Continuing operations	$ 59,169	$ 48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
Financing activities	6,289	155,204
Investing activities (continuing operations)	(38,570)	(205,603)
Discontinued operations	(6,806)	(7,434)
Effect of exchange rate changes on cash	260	(589)
Net change in cash position	$(10,783)	$ 5,377

During the year ended December 31, 2001, the company's operating activities generated $28.0 million in cash flows compared to $63.8 million in 2000. This decrease in operating cash flow was mainly due to the increase in working capital of $31.1 million in fiscal 2001 compared to a reduction of $15.2 million in working capital during fiscal 2000. The increase in working capital was required mainly to support the growth in revenues as well as the change in business mix arising from the discontinuance of the AT&T Wireless direct marketing contract and the working capital requirements of certain new client contracts during the year.

The net cash generated from financing activities was minimal compared to 2000. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). During the year the Company applied $72.2 million towards the reduction of debt, primarily under the Senior Credit Facility, by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $4.6 million for the year. Repurchase of common shares, net of shares issued, used $3.7 million of cash during the year.

Investing activities used $38.6 million of cash during the year. Of this, $14.2 million was used for acquisition costs and payments pursuant to contingent consideration agreements related to acquisitions from prior years. In addition, $22.2 million was used to acquire property and equipment and $2.2 million was invested in other long-term assets. Included in this category are investments of approximately $18.0 million made during the year in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company and brand partner reporting information systems.

In February 2001, management decided to divest operations in the Continental Europe. The company completed the divestment in the first half of 2001 through the sale or closure of all the businesses involved. Cash used in fiscal 2001 in the closure and divestment of the discontinued operations was $6.8 million.

Investments

The company ended the year with total assets of $820.8 million, an increase of 26.6% from 2000. The largest component of this increase was goodwill, with a recorded value of $589.7 million and an increase net of

amortization of $158.9 million over last year.

The increase in goodwill arises from the following:

(a) Finalization of the Mosaic Performance Solutions earnout which added $143.0 million to goodwill;

(b) Exchange of the investment in Intelecom for its minority interest in eForce adding $9.2 million to goodwill;

(c) Strengthening of the U.S. dollar and British pound in relation to the Canadian dollar resulting in an increase in the recorded amount of goodwill by $20.2 million; less

(d) Amortization charge during the year of $13.5 million.

Management reviews the carrying value of goodwill on a regular basis to determine if impairment has occurred. This determination of each component of goodwill is made by comparing the carrying value of the goodwill to the undiscounted amounts of expected future cash flows. In addition, management monitors the traded market value of comparable marketing and sales services companies. Management is of the view that the carrying value of recorded goodwill has not been impaired, and in aggregate is recorded at less than fair market value.

As previously noted, effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Investments in property and equipment at the end of the 2001 were recorded at $63.1 million, which is net of accumulated depreciation of $36.7 million, up $17.3 million over the net book value of $45.8 million at December 31, 2000. The increase was mainly from investments in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company. These investments enable Mosaic to offer enhanced value to its customers in terms of field force management and market intelligence at retail. Mosaic believes that its technology provide significant entry barriers for competition and provides a way to differentiate the Company's service offerings.

Mosaic's non-cash working capital as at December 31, 2001 excluding accruals for acquisition liabilities was a net asset of $4.9 million compared to a net liability of $32.2 million as at December 31, 2000. Mosaic's working capital deficit declined year over year, with the most significant reason being the change in the mix of business at the end of the year with the wind-down of the AT&T Wireless ("AT&T") direct marketing contract and the implementation of several new contracts in fiscal 2001.

Under the terms of the AT&T contract, Mosaic was required to refund AT&T for customers acquired by Mosaic which did not remain on the AT&T network for an agreed period of time ('churn chargeback"). In accordance with GAAP, Mosaic records the estimated churn chargeback as a reduction in revenues at the time revenue is first recognized. However, Mosaic did benefit from the fact that AT&T would, on a cash basis, prepay the entire commission in advance and would only recover the commission in respect of a churn chargeback when the customer subsequently left the AT&T network. With the significant reduction of marketing under this program in the fourth quarter, the Company lost the benefit of this prepayment with a resulting negative impact on the Company's working capital position.

Capital Resources

Mosaic's long-term debt at December 31, 2001 was $169.3 million, drawn almost entirely from Mosaic's Senior Credit Facility. It includes $6.6 million of liabilities related to capitalized leases. The Company's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility with a reduction in the available principal amount to $275 million by October 5, 2002, and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2004.

As at December 31, 2001, Mosaic had unused capacity under this credit facility of approximately $123 million. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

It is the Company's plan in 2002 to:

(a) Obtain additional sources of capital to reduce its reliance on its syndicated bank facility;

(b) Lengthen the average life of its debt facilities through the use of longer term instruments; and

(c) Reduce its overall debt levels (including COPrS) by year end.

Mosaic's shareholders' equity was $419.0 million as at December 31, 2001, an increase of $212.8 million, from $206.2 million at December 31, 2000. This increase resulted from:

(a) The issuance of US $57 million (C$85.3 million) in Canadian Originated Preferred Securities ("COPrS");

(b) The recording of Mosaic Performance Solutions earnout obligations of $98.9 million which are to be settled in shares;

(c) The net issuance of $4.1 million in shares, which includes $5.4 million net of cancellations in payments pursuant to contingent consideration agreements related to a prior year's acquisition, $1.1 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million upon exercise of employee share options, partially offset by the repurchase of $3.4 million in shares under the Company's Normal Course Issuer Bid;

(d) Net earnings of $20.7 million, partially offset by a reduction of $6.0 million in retained earnings due to a loss of $3.3 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $2.7 million, net of income taxes; combined with

(e) A change of $9.8 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the U.S. dollar and British pound in relation to the Canadian dollar.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Outstanding Shares

At December 31, 2001, Mosaic had approximately 76 million common shares outstanding, and 77 million shares on a diluted basis. The difference between

the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

In August 2001, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid (the "Bid") through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the bid will be 3.8 million shares during the period from August 8, 2001 to August 7, 2002. As at December 31, 2001, the Company had repurchased 1.0 million shares under the terms of the Bid.

As previously set out, the Company issued 20.54 million shares in January 2002 as partial consideration for the Mosaic Performance Solutions earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002. It is currently the Company's intention to issue the entire April 1, 2002 final consideration in shares.

At December 31, 2001, outstanding stock options had an average exercise price of $5.96, with exercise prices ranging from $1.90 to $21.19. Stock options are issued to employees under the Company's Employee Share Purchase and Option Plan and to employees and directors under the Company's Incentive Compensation Plan. The exercise price of these options is set at no less than fair market value of the common shares at the time of grant.

Financial Risk and Uncertainties

In the normal course of business, the financial position and results of operations of the company routinely are subject to a variety of risks. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Mosaic's management regularly assesses the risks associated with business transactions and the business environment within which the Company operates and has established policies and business practices to protect against adverse effects of these and other potential exposures. As a result, the Company does not anticipate any material losses from these risks. The Company is subject to these risks and uncertainties and actively manages them as follows:

Client and credit risk:

Mosaic manages its credit risk with respect to trade accounts receivable by dealing primarily with large creditworthy customers and by collecting, whenever possible, in advance of rendering services. Management is of the view that the Company is not subject to a significant concentration of credit risk. AT&T Wireless through multiple service contracts represented over 27% of revenues in fiscal 2001 with all other clients individually accounting for less than 7% of total revenues.

Mosaic is also subject to revenue uncertainties in respect of clients, including loss of clients, cancellation or delay of committed client projects, and the undertaking of unprofitable client work. These risks are reduced through the use of client contracts and project budgeting systems.

Workforce:

The Company is subject to labour laws across a number of legal jurisdictions. Changes in labour laws can impact the cost and productivity of the workforce. Additionally, current economic conditions provide for low unemployment rates in certain markets, resulting in increased competition for labour. The Company manages these risks by monitoring labour laws and adapting its policies to comply with regulations. In addition, the Company uses innovative tools (e.g. web and university-based recruiting and stock compensation plans) to attract new employees. The Company has adequate insurance to cover against any potential Employment Practices Liability.

Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems

of certain of its clients in order to activate customers, thus exposing Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data and data privacy issues. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Interest rate risk:

The Company's debt under its Senior Credit Facility bears interest subject to floating rates and the Company has exposure to movements in short-term rates. The Company manages this risk in part through floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2001 was to fix the rate on US $25 million of debt at 8.0%, and on $50 million of Canadian dollar denominated debt at approximately 7.34%, based on the credit spread charged on the Senior Credit Facility at December 31, 2001.

Foreign currency risk:

Changes in the relative values of non-Canadian currencies to the Canadian dollar affect the Company's financial position. A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$69 million held in debt instruments and US$57 million in equity instruments denominated in that currency at December 31, 2001.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long term client contracts. At December 31, 2001, the nominal value of the UK pound forward contracts amounted to (pnds stlg) 5.7 million and the nominal value of the US dollar forward contracts amounted to US$20.6 million. No other currencies are material to Mosaic's operations.

Commercial risks:

Business operations are subject to normal commercial risks. Mosaic has a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

Changes in Accounting Principles

The Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury stock method' and largely harmonizes Canadian standards with those used in the United States.

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company also adopted the new accounting standards as it relates to stock based compensation arrangements.

MOSAIC GROUP INC.
Consolidated Statements of Operations
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Revenues	$ 761,654	$ 493,662
Direct costs	545,465	318,760
Gross profit	216,189	174,902
Selling, general and administrative	131,561	107,605
Earnings from continuing operations before depreciation and amortization, interest, minority interest, income taxes and goodwill charges (EBITDA)	84,628	67,297
Depreciation and other amortization	17,858	9,422
Interest, net	16,811	8,994
Minority interest	(629)	(393)
Earnings from continuing operations before income taxes, and goodwill charges	50,588	49,274
Income taxes:		
Current	10,293	10,651
Future	960	976
	11,253	11,627
Earnings from continuing operations before goodwill charges	39,335	37,647
Goodwill charges, net of income taxes of $ 3,151 (2000 - $1,088)	10,305	6,738
Earnings from continuing operations	29,030	30,909
Loss from discontinued operations	(8,324)	(28,296)
Net earnings	$ 20,706	$ 2,613
Earnings per share:		
Basic	$ 0.24	$ 0.04
Diluted	$ 0.23	$ 0.03
Earnings per share from continuing operations:		
Basic	$ 0.35	$ 0.43
Diluted	$ 0.34	$ 0.41

Earnings per share from continuing operations before goodwill charges:		
Basic	$ 0.48	$ 0.52
Diluted	$ 0.48	$ 0.50

Weighted average number of shares outstanding (in thousands):		
Basic	75,678	72,060
Diluted	76,990	75,438

MOSAIC GROUP INC.
Consolidated Statements of Cash Flows
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 29,030	$ 30,909
Items not involving cash:		
Depreciation and other amortization	17,858	9,422
Non-cash interest and finance costs	1,645	910
Future income taxes	960	976
Goodwill charges	10,305	6,738
Minority interest	(629)	(393)
Cash flow from continuing operations	59,169	48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
	28,044	63,799
Financing:		
Issue of common shares, net of costs and share repurchases	(3,720)	6,301
Issue of equity instruments, net of costs	83,893	-
Proceeds on issue of long-term debt	49,980	181,800
Repayment of long-term debt	(122,144)	(34,587)
Increase (decrease) in bank indebtedness	2,798	(1,219)
Distribution on equity instruments	(4,561)	-
Minority investment in subsidiary	43	2,909
	6,289	155,204
Investments (continuing operations):		
Acquisitions of businesses, net of		

cash acquired	(14,162)	(169,544)
Additions to property and equipment	(22,177)	(26,530)
Additions to other assets	(2,231)	(9,529)
	(38,570)	(205,603)
Impact of foreign exchange effect on cash	260	(589)
Net cash used in discontinued operations	(6,806)	(7,434)
Increase (decrease) in cash position	(10,783)	5,377
Cash, beginning of year	15,413	10,036
Cash, end of year	$ 4,630	$ 15,413
Cash flow per share from continuing operations:		
Basic	$ 0.78	$ 0.67
Diluted	$ 0.77	$ 0.64

MOSAIC GROUP INC.
Consolidated Balance Sheets
(In thousands of dollars)

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 4,630	$ 15,413
Accounts receivable	92,538	77,387
Work in progress and unbilled revenue	21,825	23,430
Inventory and other current assets	17,936	16,299
Net assets of discontinued operations	-	5,781
	136,929	138,310
Property and equipment	63,110	45,763
Goodwill, net of accumulated amortization of $31,755 (2000 - $18,298)	589,711	430,824
Future income taxes	18,221	7,020
Other assets	12,793	26,168
	$ 820,764	$ 648,085

Liabilities and Shareholders' Equity

Current liabilities:		
Bank indebtedness	$ 5,943	$ 3,145
Accounts payable and accrued liabilities	99,968	129,130
Deferred revenue	24,697	23,576
Accrued acquisition liabilities	72,845	38,424
Income taxes payable	2,705	2,424
Current portion of long-term debt	3,828	272
	209,986	196,971
Long-term debt	169,347	227,337
Future income taxes	19,758	14,287
Minority interest	2,685	3,321
Shareholders' equity:		
Share capital	375,780	187,442
Foreign currency translation adjustment	(3,849)	(13,630)
Retained earnings	47,057	32,357
	418,988	206,169
	$ 820,764	$ 648,085

MOSAIC GROUP INC.
Consolidated Statements of Retained Earnings
(In thousands of dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Retained earnings, beginning of year	$ 32,357	$ 30,455
Net earnings	20,706	2,613
Repurchase of shares in excess of average issue price	(3,280)	(711)
Distributions on equity instruments, net of income taxes $2,231	(2,726)	-
Retained earnings, end of year	$ 47,057	$ 32,357

>>

Forward-Looking Statements

Mosaic and its representatives periodically make written and spoken

forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Additional Information

For additional information on Mosaic Group's year end results and other recent announcements, the reader is invited to access the Mosaic Group Inc. conference call tomorrow (March 1st, 2002) 8 a.m. EST. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 1-877-289-8525 Passcode 174640(pound key) or 416-640-1917 Passcode 174640(pound key). The conference call is also available on a web cast through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section. Complete 2001 consolidated financial statements will be available on SEDAR (www.sedar.com) as of March 6, 2002, on Mosaic's website or by calling the Company.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 02/28/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., Email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: ERN

-30-

CNW 08:02e 28-FEB-02

c6304
r f BC-Mosaic-Group-agreemnt 02-28 0695
News release via Canada NewsWire, Toronto 416-863-9350 -MC-

Attention Business Editors:
Mosaic Group Inc. Enters Into Agreement For A Cdn$45.6 Million Bought Deal

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

TORONTO, Feb. 28 /CNW/ - Mosaic Group Inc. (TSE: MGX), the leading independent marketing solutions company with capabilities in Canada, the US and the UK, today announced that is has entered into an agreement with a syndicate of investment dealers led by Yorkton Securities Inc. and Scotia Capital.

Under the agreement, the syndicate has agreed to purchase 12 million common shares of the Company from treasury at a price of Cdn$3.80 per share, resulting in gross proceeds to the Company of Cdn$45.6 million. In addition, the Company has granted the syndicate an over-allotment option of up to 15% of the offering at a price of Cdn$3.80 per share for a period of 30 days following closing. If the option and the over-allotment option are exercised in full, the aggregate gross proceeds of the offering will be Cdn$52.44 million. The offering is expected to close on or about March 22, 2002.

The net proceeds of the offering will be used for debt reduction and general working capital purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

"As I have said since November 6 when I was appointed CEO, I will act boldly and decisively with regards to building Mosaic over the long term into a great company and a great investment", said Marc Byron, Vice Chairman and CEO of Mosaic Group Inc. "As I have been actively and openly sharing my growth strategy with employees, Brand Partners and the investment community, a cornerstone of my communications has been my commitment to aggressively de-lever our balance sheet, while, as the single largest shareholder, respecting the impact of dilution. This transaction further validates my commitment and that of the management team here to look towards the long-term build-out of the world's best marketing solutions platform. To further validate our commitment, of the former Paradigm shareholders who have a 25% piggyback participation right on Mosaic common share offerings to sell Mosaic common shares, none have elected to exercise this right. This transaction, in combination with our current restructuring, our aggressive new business development initiatives and our newly appointed divisional leadership, demonstrate that we are moving smartly and quickly to put the necessary components together to build out this platform into the global dominant leader in measured marketing solutions", added Mr. Byron.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED SATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

For those wishing to participate in the conference call to discuss the new equity offering, and results for the fourth quarter 2001 and the outlook for the fiscal year 2002, please use one of the following numbers:

For Toronto calls and overseas: 416-640-4127
For toll-free in North America: 1-877-823-6611
72-hour playback: 416-640-1917 Passcode 174640(pound key)
or 1-877-289-8525 Passcode 174640(pound key).

The call will also be web cast on Mosaic's web site at

www.mosaicgroupinc.com in the Investor Relations section.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 02/28/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 15:45e 28-FEB-02

c5376
r f BC-Mosaic-Earnings-Guida 01-24 1210
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Issues New Earnings Guidance

TORONTO, Jan. 24 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that it is issuing new guidance in terms of revenue and earnings for the fourth quarter of 2001 and for fiscal 2002.

Mosaic has issued three other press releases today:

1. Mosaic Acquires Custom Offers LLC
2. Mosaic Expands its Leading Wireless Customer Acquisition Capability with Worldcom Wireless
3. Mosaic Announces New Business Plan and Management Appointments

The revised guidance detailed below incorporates the impact of all three press releases.

less than less than

Continuing Operations	2001 Revised Guidance	2001 Prior Guidance	2002 Revised Guidance
Revenue (millions)	$755 - $760	$780 to $800	$730 to $750
EBITDA (millions)	$83 to $85	$88 to $90	$89 to $91
Diluted Earnings per share (EPS)	$0.33 - $0.36	$0.40 to $0.42	$0.32 to $0.34

Continuing Operations	2002 Prior Guidance	Q1 2002 New Guidance
Revenue (millions)	$780 to $800	$135 - $145
EBITDA (millions)	$88 to $90	$11 - $13
Diluted Earnings per share (EPS)	Not previously provided	$0.01 - $0.02

greater than greater than

The Q4 2001 reductions in guidance, which is subject to audit, primarily reflects reduced wireless acquisition activity in the fourth quarter of 2001,

the impact of the anthrax scare in the United States on Mosaic's direct marketing activities, as well as continued weakness in Mosaic's UK operations. Mosaic expects to release its fourth quarter results on or before March 5, 2002.

Marc Byron, CEO of Mosaic said, "As the new CEO of Mosaic, my commitment to the investment community is to provide the most accurate and complete picture of Mosaic, both financially and strategically. Today, in my first formal set of announcements as CEO, I am setting that tone. We have an incredible base platform at Mosaic from which we will build a world class company. 2002 will be a transitional year in which we smartly move from a holding company to an integrated operating company. This will set us up for long term, sustainable and exciting growth. Our plan is to be the world leader in providing end to end marketing solutions in which we drive measurable market share for the largest Brands, many of which are already Brand Partners. Our short term decisions and changes are all consciously being made to improve our balance sheet, day to day operations, revenue and earnings generation and our culture. As we move through this aggressive transition, these changes will produce real momentum as this year unfolds."

The significant reduction in 2002 revenue guidance primarily results from changes in the way Mosaic will carry out its wireless acquisition business with Worldcom Wireless. Unlike under its prior wireless relationship with AT&T Wireless, Mosaic will no longer be responsible for the provision of handset subsidies or phone fulfillment. These were essentially pass through revenues under the AT&T Wireless agreement. In addition, in its agreement with Worldcom Wireless, Mosaic has significantly reduced responsibility for customer churn. As a result, although the Company anticipates lower revenues per new wireless subscriber enrolled, Mosaic anticipates that the net margin generated per subscriber will remain the same or marginally increase under the Worldcom Wireless contract.

A comprehensive review of Mosaic's capacity utilization is also underway by Mosaic's four newly appointed Divisional Presidents and will likely result in headcount reductions in selected operating divisions aggregating 5% to 10% of total full time staff. The Company is currently developing its specific restructuring plans, related costs and anticipated savings, and will aggressively execute this plan over the first half of 2002. Mosaic fully expects to recover any severance and related restructuring costs through reductions in salaries and overheads over the remainder of 2002.

Mosaic had previously not issued earnings per share guidance for 2002, nor any first quarter guidance for 2002. The first quarter of 2002 guidance reflects the seasonally low operations of Mosaic, a ramp up period on the Worldcom Wireless customer acquisition business which launches on or about January 28, 2002, the substantial reduction in customer acquisition activities for AT&T wireless in the first quarter, combined with the impact of higher fixed charges such as depreciation and borrowing costs.

"There will be more changes in the short term as we assess every aspect of Mosaic. Transitioning from a holding company to one that truly operates as an integrated solutions provider requires functional, tactical and cultural change. Although we are early in the process, we are already seeing benefits", said Marc Byron. "We could not be more confident in our long term view of Mosaic, although we know in the first half of 2002 there will be operational and earnings challenges, while we are going through our transition," added Marc.

For additional information on this announcement and other announcements separately press released today, the reader is invited to access the Mosaic Group Inc. analyst meeting and conference call on Friday January 24, 2002 at 9:30 am EST. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 416-640-1917 pass code 169575 (number sign) or 1-877-289-8525 pass code 169575 (number sign). The conference call (via web cast) as well as visual support materials are available through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Statements, estimates and projections in this press release regarding the

business of Mosaic Group Inc., which are not historical facts are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 01/24/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:32e 24-JAN-02

c5378
r f BC-Mosaic-Custom-Offers 01-24 1247
News release via Canada NewsWire, Toronto 416-863-9350

02 JUN 15

Attention Business Editors:
Mosaic Acquires Custom Offers LLC

TORONTO, Jan. 24 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that it has entered into a definitive merger agreement to acquire Evanston, Illinois based Custom Offers LLC ("Custom").

Mosaic has issued three other press releases today:

1. Mosaic Issues New Earnings Guidance
2. Mosaic Expands its Leading Wireless Customer Acquisition Capability with MCI Worldcom
3. Mosaic Announces New Business Plan and Management Appointments

Custom Offers is a rapidly growing and profitable internet marketing solutions company, focused on aggregating large volumes of high quality data and then monetizing that data through performance driven marketing programs and through the sale of data to third parties. In 2001, the Company's start up year, the Company generated over US$3,000,000 in revenue and achieved profitability.

"Although not yet large in dollar size, this is an important strategic, symbolic and smart acquisition for Mosaic for four major reasons", says Marc Byron, CEO of Mosaic. "First, this acquisition speeds our transformation towards my strategic objective to have Mosaic become the world's first and largest company focused on integrating and executing digital, data and direct capabilities to produce profitable transactions for Brands and for ourselves. Second, the Custom Offers platform reduces our dependence on and cost of third party data. Third, Mosaic will become a key provider of data to other third party marketers, including many of the Brands we currently serve in other capacities, creating a new and lucrative earnings stream for Mosaic. Fourth, Mosaic will utilize this platform through which we will begin to sell our own proprietary products."

"There are significant synergies for both organizations" stated Larry Organ, founder of Custom Offers. For example, opportunities exist to expand our data activities with Mosaic Performance Solutions, to leverage the value of data currently collected by Mosaic such as at Mosaic Performance Solutions or with the UK Prudential Home Service program, and to leverage Mosaic's existing blue chip clients. Our proven and sophisticated data aggregation and performance driven marketing process fits perfectly into Mosaic's vision and strategy to become the leader in digital, data and direct marketing. As part of Mosaic, we can now grow faster, provide additional value to the Brands we serve and drive more profitable transactions for Mosaic's Brand Partners through our digital channels."

Byron further adds, "this acquisition signifies an important strategic shift as we begin to put our unique capability of creating transactions with consumers to work for ourselves. By leveraging our own data, with our own products and or services with our own infrastructure, we establish a whole new revenue and earnings stream for Mosaic. The Custom Offers acquisition is the first major step in Mosaic's aggressive plan to ultimately remake Mosaic into the world's leading technology based, transaction driven company. Even in its current relatively small size, Custom Offers drove over 2,000,000 paid consumer transactions in December."

Background and Additional Information:

Custom Offers, which is to be immediately rebranded as Mosaic Data

Solutions, provides internet-derived, permission-based consumer data for direct marketing solutions. The Company sources all consumer data online from opt-in consumer site registrations. Custom Offers' consumer database undergoes an industry leading and exhaustive hygiene process that removes incomplete names, foreign domains, non-existent street addresses, false e-mail addresses, and duplicate records. Custom's database provides rich customer profiles for any customer acquisition, cross-sell or retention exercise. All consumer data includes both email and postal addresses, making it a single source for online, offline, or integrated direct marketing efforts. Custom Offers' segmented database enables superior results for their clients by allowing them to engage in highly targeted campaigns.

Custom Offers has three lines of business, each with its own web address. Custom Offers (www.CustomOffers.com) earns lead generation revenue from its brand partners through consumers visiting the website and by consumer responses to e-mail solicitations sent out in CustomOffers' name. CustomOffers currently has a gross list of 30 million names, of which 10 million are active and with 1-2 million new names being added each month.

OfferStore (www.offerstoreinc.com) operates as an agency for other mailers seeking to take advantage of CustomOffers' technology and database. As an example, OfferStore received an order to deploy 50 million credit card solicitations in the month of December from a major bank.

Consumerbase (www.consumerbaseinc.com) generates revenue from the CustomOffers database by renting data products for one-time use, licensing data to resellers, or selling data in bulk to compiler agencies.

The purchase price for Custom Offers is based on a multiple of up to 5 times average 2002 and 2003 pre-tax earnings and will be settled primarily in Mosaic common shares. The maximum consideration paid under the earn out cannot exceed US$49.9 million, with any Mosaic shares issued subject to a floor price of US$1.80. Closing is subject to customary closing conditions. An example calculation of the earnout payable and a description of Custom Offers is available by contacting Mosaic Group Inc.

For additional information on this announcement and other announcements separately press released today, the reader is invited to access the Mosaic Group Inc. analyst meeting and conference call on Friday January 24, 2002 at 9:30 am EST. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 416-640-1917 pass code 169575 (number sign) or 1-877-289-8525 pass code 169575 (number sign) . The conference call (via web cast) as well as visual support materials are available through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions;

Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 01/24/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:33e 24-JAN-02

c5375
r f BC-Mosaic-Worldcom-Wirel 01-24 0996
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Expands its Leading Wireless Customer Acquisition Capability With Worldcom Wireless

TORONTO, Jan. 24 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that it has formed a new non-exclusive wireless customer acquisition relationship with Worldcom Wireless, Inc. Mosaic has discontinued its direct marketing customer activity for AT&T Wireless which previously was carried out through an exclusive relationship.

Mosaic has issued three other press releases today:

1. Mosaic Acquires Custom Offers LLC
2. Mosaic Issues New Earnings Guidance
3. Mosaic Announces New Business Plan and Management Appointments

Commencing on or about January 28, 2002 Mosaic will begin marketing Worldcom Wireless consumer wireless services across the United States on a non-exclusive basis. Worldcom Wireless' service capabilities currently reach over 90% of the United States territory.

"Worldcom Wireless will be our main US based wireless partner going forward" said David Graf, President of Mosaic's Performance Solutions Division. "Our transition to a non-exclusive arrangement with Worldcom Wireless reflects Mosaic's threefold desires to: (1) provide flexibility in how we optimize our wireless marketing expertise; (2) increase the potential size of our market by leveraging Worldcom Wireless's larger wireless services footprint in the United States; and (3) provide higher potential operating margins combined with a lower risk business model as provided by the terms of our agreement with Worldcom Wireless. In 2001, we acquired approximately 750,000 wireless customers in the United States, representing approximately 6% of the US wireless market for our carrier Partners. We look forward to expanding our leadership position in this high growth vertical market with this new partnership with Worldcom Wireless."

Marc Byron, Mosaic's CEO adds, "this exciting new distribution agreement is a prime example of how Mosaic will focus on producing improved operating margins and earnings going forward, while we leverage our clear and distinct competitive advantages. Across all of Mosaic, as part of our ongoing transition plan throughout 2002, we are reviewing each contract with our Brand Partners to ensure we are in position to best balance the size of the work, the margin and earnings generated with the risk associated in each relationship. In this new Worldcom Wireless agreement, for example, we are A) no longer tying up capital by owning phone inventory, and B) responsible for a significantly reduced customer churn charge back period. It is all part of our conscious plan to optimize earnings and further mitigate risk. The revenue per acquired customer is lower, yet the business model is much more attractive. When combined with our successful and rapidly growing Sainsbury's Mobile joint venture in the UK with BTCellnet and Sainsbury's, which is now the fastest growing wireless network in the UK, this agreement further substantiates our clear global leadership position in acquiring wireless customers."

Mosaic has now completely discontinued its direct marketing customer acquisition work for AT&T Wireless that was carried out by the Mosaic Performance Solutions division. Although terms of Mosaic's ongoing role with AT&T Wireless, if any, have not yet been finalized, it is anticipated that Mosaic will maintain its consumer wireless acquisition services in the retail environment with AT&T Wireless through work done by Mosaic's Sales Solutions North American division. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T, the parties are in the process

of negotiating the financial arrangements of such discontinuance. The Company does not anticipate any material impact on its financial position resulting from such negotiation.

For additional information on this announcement and other announcements separately press released today, the reader is invited to access the Mosaic Group Inc. analyst meeting and conference call on Friday January 24, 2002 at 9:30 am EST. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 416-640-1917 pass code 169575 (pound key) or 1-877-289-8525 pass code 169575 (pound key). The conference call (via web cast) as well as visual support materials are available through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 01/24/2002

/For further information: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:33e 24-JAN-02

c5381
r f BC-Mosaic-New-Bus-Plan 01-24 1318
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Announces New Business Plan and Management Appointments

TORONTO, Jan. 24 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that it has reorganized its business units and operating management into four Solutions Divisions, clarifying how the business will operate and initiating a comprehensive integration of Mosaic's multiple businesses.

Mosaic has issued three other press releases today:

1. Mosaic Acquires Custom Offers LLC
2. Mosaic Issues New Earnings Guidance
3. Mosaic Expands its Leading Wireless Customer Acquisition Capability with Worldcom Wireless

Marc Byron, CEO of Mosaic said, "We just recently unveiled our Go Forward Plan to all of our employees via a worldwide webcast. The plan addressed and described our priorities and plans as an organization strategically, financially, operationally and culturally. The Plan was based in part on my findings from meetings with all employees, many clients and current and prospective investors over the past 75 days. We are now aggressively implementing our Plan. A cornerstone of that plan was to simplify the operating structure of Mosaic by establishing four operating Divisions, each led by a world class executive who understands the balance and priorities attributable to earnings growth, operational excellence, speed and flexibility. Our Plan will take time to properly implement as we transition Mosaic throughout 2002 into the world leader of driving profitable transactions for ourselves and for our Brand Partners. We are changing a lot about Mosaic, positioning the company for the long term. The new organizational structure, leadership and other internal changes support our plan to simplify the business for our Brand Partners, the investment community and employees alike. The Plan aligns everybody's interests inside and outside the company and has our personnel focussed on growing earnings consistently over time, and being accountable, measured and paid according to performance. The Plan is bold, decisive and actionable. I am very confident that as the Plan takes hold throughout 2002 and its benefits are demonstrated, it will produce a prosperous, exciting and innovative company that will deliver earnings growth consistently over time."

Marc Byron, formerly CEO of Mosaic Group Inc. subsidiary Paradigm Direct LLC, was appointed Vice Chairman and CEO of Mosaic Group Inc. on January 1, 2002. Under Marc's leadership, Paradigm Direct achieved sales of over C$300 million in 2001 from start-up in 1996.

Mosaic has been reorganized into four business units from 23 largely independent units. The new units and the unit leaders, who will report to Colin Moore, Chief Operating Officer, are as follows: David Graf (formerly of Paradigm Direct), President, Performance Solutions North America; John Hoholik (formerly of Paradigm Direct), President, Marketing & Technology Solutions North America; Brian Meagher, President, Sales Solutions North America; and Jerry Stone (formerly of Paradigm Direct), President, Mosaic United Kingdom. In addition, a dedicated unit is being created to lead new business development across the four new units. Marc Byron, will be the interim leader of this Business Development unit. "The Divisional Presidents were selected based on their ability and track record in driving revenues, bringing innovation to their businesses and in running lean and highly profitable operations. I know these people well and they are proven producers. I am confident that they will be successful in leading and executing Mosaic's Go

Forward Plan such that we will experience significant, sustainable and renewed growth in the second half of 2002," added Marc Byron.

"The new structure will allow Mosaic to focus on becoming world class in each solution set, to reach critical mass in these solution sets and in the geographies in which we serve, provide a jump start for integrated selling, focus our technology capabilities both internally and for our Brand Partners, and make it easier for people outside Mosaic to understand the business. To accomplish these objectives, Mosaic will be transformed functionally and administratively. Compensation, employee performance measurement and career development are being realigned to incent cross-selling of integrated marketing solutions. Internal communication, including the development of company wide communication tools, are being significantly expanded to ensure all employees understand our Go Forward Plans, opportunities and business development activities. All business units will be re-branded Mosaic to enhance external awareness of Mosaic's solutions offerings. Finally, the people, technology and financial resources will be put in place to fully support new business development" said Marc Byron.

A review of Mosaic's capacity utilization is also underway and will likely result in headcount reductions in selected divisions aggregating 5% to 10% of total full time staff. The Company intends to announce its specific restructuring plans, related costs and anticipated savings as the Plan unfolds and is implemented in the first half of 2002. Mosaic fully expects to recover any severance and related restructuring costs through reductions in salaries and over overheads over the remainder of 2002.

"Change and transition are never easy, and we have begun to embark on aggressive change. However, there is a real opportunity in the market for Mosaic to step up and be the recognized and dominant leader in driving transactions and delivering market share for global Brands in a measurable, win-win relationship. We will be sharing much more about our Go Forward Plan with the investment community in the coming days and weeks, but suffice it to say that I have never been more confident about the long term prospects of Mosaic," concluded Marc Byron.

For additional information on this announcement and other announcements separately press released today, the reader is invited to access the Mosaic Group Inc. analyst meeting and conference call on Friday January 24, 2002 at 9:30 am EST. The dial in number for Toronto and overseas callers is 416-640-4127. The toll-free number for North America is 1-877-823-6611. The 72-hour playback number is 416-640-1917 pass code 169575 (number sign) or 1-877-289-8525 pass code 169575 (number sign). The conference call (via web cast) as well as visual support materials are available through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional

solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 01/24/2002

/For further information: Please Contact - John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: PER

-30-

CNW 08:34e 24-JAN-02

c0776
r f BC-Mosaic-ParadigmDirect 01-07 0573
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Shareholders Approve Resolution to Finalize Obligation to Paradigm Direct Shareholders@

TORONTO, Jan. 7 /CNW/ - Mosaic Group Inc. (MGX:TSE), the world's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced that at its Special Meeting of Shareholders held today, its shareholders overwhelmingly approved a resolution finalizing the terms of the Company's remaining obligation to the Paradigm Direct shareholders.

Amendments to the Paradigm Merger Agreement provide that the remaining earnout payments to the Paradigm Direct shareholders will be satisfied with the issuance, by Mosaic, of 20.54 million common shares in January 2002, cash consideration of US$26.5 million which is payable on or before April 1, 2002, and up to US$26 million of additional consideration which is also payable on or before April 1, 2002. This additional consideration may be satisfied in either cash or Mosaic shares, at Mosaic's option. It is the Company's current intention to satisfy this entire payment of additional consideration through the issuance of common shares.

"I am pleased on several fronts with the outcome of this vote," said Michael Preston, Chairman of the Board. "First, with approximately 98% of our shareholders voting in favour of this resolution, our shareholders clearly support our efforts to provide specificity and clarity to the capital markets about the final terms of the Paradigm earnout. Second, I am excited about Mosaic's future with Paradigm Direct continuing to be a key growth component. And third, I am thrilled that the entire Mosaic organization will now be in the position to benefit from Marc Byron's aggressive and bold leadership."

Mosaic's new Chief Executive Officer, Marc Byron further added, "The successful outcome of this vote allows all of us at Mosaic to focus as one united organization. We will use this vote and the resolution of the Paradigm Direct earnout as a catalyst to move Mosaic into its next phase of growth and development as a world leader in providing marketing solutions to leading Brands."

With this resolution approved, Mosaic has given certainty to the amount and timing of the remaining earnout payments, all of which are expected to be made to the shareholders of Paradigm Direct on or before April 1, 2002.

Unrelated to the vote, yet effective today, Mr. Paul Alofs is resigning as a director of Mosaic to focus on his own new business ventures. "On behalf of the Board of Mosaic, I would like to thank Paul for his contributions to the Company during his term as a director and wish him well in his new business ventures," said Mr. Preston.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 01/07/2002

/For further information: Please Contact: John McIlveen, Director of Corporate Development, (416) 813-4292, Mosaic Group Inc., Email: mcilveenj(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 15:50e 07-JAN-02

c5744
r f BC-Mosaic-extends-credit 12-11 0496
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic extends credit facility to October, 2004

TORONTO, Dec. 11 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK/Ireland, announced today that it reached an agreement with its bankers to extend its existing credit facility by one year to October 5, 2004. The Senior Secured Credit Facility members include the Canadian Imperial Bank of Commerce (Co-Lead Arranger and Administrative Agent), The Bank of Nova Scotia (Co-Lead Arranger and Syndication Agent), Bank of Montreal, The Toronto-Dominion Bank, Bank One, NA, Canada Branch, HSBC Bank Canada, and Royal Bank of Canada.

In addition, Mosaic has reduced the amount committed under the Senior Credit Facility from $400 million to $300 million. The reduction was made possible by the issuance of US$57 million in Canadian Originated Preferred Securities (COPrS) in June 2001, which reduced Mosaic's need for medium term debt capital. The amount committed will be reduced by a further $25 million in each of October of 2002 and October of 2003.

"As one of our key strategic objectives for 2002, we will focus on aggressively reducing debt and terming out existing debt," said Marc Byron, Vice-Chairman of Mosaic Group Inc. "Securing the extension of our Senior Secured Credit Facility and having the full support of our banking partners are major steps forward toward Mosaic strengthening its balance sheet."

Under the extended facility, Mosaic will pay interest on its debt at bankers' acceptance or LIBOR plus 2.15% to 3.05%, or at prime or base rate plus 1.40% to 2.25%, all depending on Mosaic's ratio of funded debt to EBITDA. Mosaic is currently being charged interest at the lowest rate available under the interest rate grid.

"Obtaining an extension during a time of macroeconomic weakness is a testament to the strength of our relationship with our senior lenders and their confidence in our business," said Ben Kaak, EVP and CFO, Mosaic Group Inc. "The reduction in the overall lending commitment, reflects our desire to reduce debt levels and also has the benefit of decreasing commitment fees paid on the undrawn portion of the facility."

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 12/11/2001

/For further information: Ben Kaak, EVP and CFO, Mosaic Group Inc., (416) 813-4272, email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:20e 11-DEC-01

c3959
r f BC-Mosaic-CEO-Marc-Byron 11-06 0797
News release via Canada NewsWire, Toronto 416-863-9350

02 [illegible]

Attention Business Editors:
Mosaic Promotes Marc Byron to CEO - Mike Preston Remains as Chairman of the Board

TORONTO, Nov. 6 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, announced today that its Board of Directors has promoted Marc Byron to the position of Vice Chairman and effective January 1, 2002, Chief Executive Officer. Mike Preston will remain Chairman of the Board. Marc Byron, previously the COO of Mosaic's largest division Performance Solutions, has also been appointed to the Mosaic Board of Directors effective today.

"Marc is considered a pioneer in marketing services, having created the fastest growing and certainly one of the most profitable marketing firms in recent history, Paradigm Direct. The Paradigm business, which forms part of Mosaic Performance Solutions, will be the cornerstone of Mosaic's business going forward. Marc has firmly established himself as a leader inside Mosaic. He has recently taken on the task of developing a worldwide sales team. He has demonstrated a tremendous ability to link the strengths of the various units in order to grow our combined business. He has proven he can grow and run a large profitable operation. He motivates employees and knows how to develop one strong homogeneous culture," said Mike Preston, Chairman and CEO. "His operational, sales and people strengths, combined with his ability to see and understand where our business is heading, will make him an outstanding CEO."

David Graf, who co-founded Paradigm Direct and has been instrumental in the development and management of Paradigm Direct since inception, has been appointed to the position of Chief Operating Officer Mosaic Performance Solutions.

Mr. Preston, who will retain the title of Chairman of the Board, will work with Marc to ensure a smooth transition in leadership. "Our goal over the past year has been to ensure we have a strong, professional senior management team in place to take Mosaic to the next level," said Mr. Preston. "Key to that strategy was the whole issue of succession planning. I'm confident that Marc's succession into the role of CEO will provide the required leadership to grow the Company in value, to our clients, to our employees and to our shareholders."

"The people within Mosaic have an incredible skill set and level of expertise across many scarce and highly demanded disciplines. My goal is to leverage these talents to be able to deliver consistent measurable results to our Brand Partners, which in turn will drive long-term sustainable value to our shareholders and brand partners," said Mr. Byron.

As the CEO of Paradigm Direct, Mr. Byron grew the company's business from a start up to over US$200 million in revenues in less than five years along with his partner David Graf and an exceptionally strong management team. Prior to founding Paradigm Direct, Mr. Byron served in various leadership positions in marketing services firms. Mr. Byron's experience includes marketing consultation at the most senior levels in corporate America, creation and execution of nationwide direct marketing efforts on behalf of Fortune 100 companies, and developing companies in high growth environments.

"We are moving Mosaic into its next phase of growth," said Mr. Byron. "We are no longer about acquiring small businesses, we are about integrating those businesses into one powerful service offering catering to the world's largest brands."

Mosaic's Board of Directors also announced today that Tony LaSorda, Vice-Chairman and Chief Development Officer North America, has resigned his position on Mosaic's Board effective immediately and has retired from Mosaic Group. Mr. LaSorda will continue in a leadership role with Mosaic InfoForce - Mosaic's joint venture initiative with Information Resources Inc.

"Tony's outstanding leadership and insight was instrumental in Mosaic's

development and growth over the years," said Mike Preston. "He has built a tremendous foundation for success in our North American operations and we are fortunate to have his continued input in our Mosaic InfoForce data collection business."

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 11/06/2001

/For further information: Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., Email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: PER

-30-

CNW 08:30e 06-NOV-01

c3958
r f BC-Mosaic-Group-results 11-06 8509
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Mosaic Group posts third quarter cash EPS of $0.16

TORONTO, Nov. 6 /CNW/ - Mosaic Group Inc. (MGX:TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, reported results for the three months ended September 30, 2001.

The quarterly results were reduced by an estimated $15 to $17 million in revenues and $2.3 to $2.5 million in earnings, or about $0.02 to $0.03 cents per share, as the Mosaic Performance Solutions business was virtually at a standstill for the 10 days immediately following the terrorist attacks. As a result of the September 11th events as consumers did not respond to direct marketing initiatives.

Financial highlights for the three months ended September 30, 2001:

- Revenues at $209 million - up 43% or $63 million from Q3 2000. Pro forma revenues declined 4% in local currency terms, but would otherwise have been up 5% if the direct impact of September 11th is considered.
- EBITDA at $26 million - up 21% from Q3 2000. Excluding the direct impact of September 11th EBITDA would have been over $28 million an increase of over 30% from the prior year.
- Cash Earnings at $14 million - up 5% from Q3 2000. Excluding the direct impact of September 11th, cash earnings would have been over $16 million an increase of over 20% from the prior year.
- Diluted Cash Earnings per Share (Cash EPS) at $0.16 versus $0.18 in Q3 2000. Excluding the direct impact of September 11th, cash EPS would have been flat or up $0.01 per share over the prior year.
- Diluted GAAP Earnings per Share at $0.13 versus $0.15 in Q3 2000. Excluding the direct impact of September 11th GAAP EPS would have been flat or up $0.01 per share over the prior year.

Financial highlights for the nine months ended September 30, 2001:

- Revenues at $594 million - an increase of 71% year over year.
- EBITDA at $67 million - an increase of 44% year over year.
- Cash Earnings at $33 million - an increase of 21% year over year.
- Diluted Cash Earnings per Share (Cash EPS) at $0.40 - up 11% from the first nine months of 2000.
- Diluted GAAP Earnings per Share at $0.31 - up 3% from the first nine months of 2000.

"Although on the surface our results are up year over year, we have experienced revenue declines in the quarter in relation to the prior year in both the United Kingdom and Canada" said Mr. Mike Preston, Chairman & CEO. "These declines and our pro forma decline in revenues of 4% for the quarter are disappointing but consistent with what is happening in the industry and a reflection of the impact on our organization of the September 11th terrorist attacks. Management has taken, and continues to take, steps to reduce its cost structures to right size the organization in the face of a sharply deteriorating economic situation, with estimated future savings in general overhead of $7.7 million. In addition, an increased focus on revenue generation, to be led by Marc Byron -- Mosaic's newly appointed CEO -- is being put in place and is already starting to produce results, which I believe will allow these markets to grow again in 2002. The bright spot in our business is the United States market, which now represents 64% of our third quarter consolidated revenues. Our core U.S. business remains strong with our

Mosaic Performance Solutions business (formerly Paradigm Direct) continuing to post a good recovery in a very difficult direct marketing environment post September 11."

<<

Financial Highlights

	Three months ended September 30, (in thousands except per share amounts)			Nine months ended September 30, (in thousands except per share amounts)		
	2001	2000	%Change	2001	2000	%Change
Revenues	$ 209,377	$ 146,511	43%	$ 594,257	$ 347,896	71%
EBITDA (1)	25,906	21,427	21%	66,702	46,475	44%
Cash earnings (2)	13,905	13,265	5%	32,695	27,091	21%
Earnings from continuing operations	11,334	11,676	(3)%	25,028	22,569	11%
Per share amounts:						
Cash earnings (2) :						
Basic	$ 0.17	$ 0.18	(6)%	$ 0.41	$ 0.38	8%
Diluted	$ 0.16	$ 0.18	(11)%	$ 0.40	$ 0.36	11%
Diluted pro forma (3)	$ 0.12	n/a		$ 0.29	n/a	
Earnings from continuing operations:						
Basic	$ 0.13	$ 0.16	(19)%	$ 0.31	$ 0.32	(3)%
Diluted	$ 0.13	$ 0.15	(13)%	$ 0.31	$ 0.30	3%
Diluted pro forma (3)	$ 0.09	n/a		$ 0.19	n/a	

(1) Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes.
(2) Earnings from continuing operations before net-of-tax goodwill charges.
(3) Pro forma earnings per share reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001.

Management's Discussion and Analysis

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s continuing operations for the three months and the nine months ended September 30, 2001 with comparatives for the same periods in 2000. This analysis excludes the impact on operating results of Mosaic's exit from its Continental European operations, which have been separately disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on, the unaudited consolidated financial statements, which are presented later in this quarterly report. For

major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2000 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Paradigm Direct Earnout

As stated in the 2001 second quarter report to shareholders:

> "In April 2002 Mosaic will be required to pay the contingent consideration related to the acquisition of Paradigm Direct. Mosaic expects to pay approximately US$100 million to US$ 125 million should the operating results of Paradigm continue to reflect the success rate achieved in the last two quarters. This payment may be made in cash or shares at Mosaic's option."

As a result of the size of the potential earnout payment, management was of the view that it is in the best interest of the Company to provide certainty in respect of the Paradigm Direct earnout ("Paradigm Earnout") because of the potentially significant dilution and/or debt incurrance arising from this earnout obligation. This need arose through a combination of better than expected Paradigm financial performance in 2001 increasing the anticipated size of the earnout payment combined with a significantly lower Mosaic share price.

On November 6, 2001 Mosaic and the former equity holders of Paradigm agreed to amend the merger agreement to fix the amount of the Paradigm Earnout. Under the terms of the amended merger agreement the total value of the Paradigm Earnout, based on the Company's share price on or just prior to the date of the agreement, is approximately US$100 million.

The Paradigm Earnout, as amended, will be satisfied through the issuance of 20,540,000 Mosaic common shares on closing which is expected to occur in January 2002. 75% of the shares issued to senior management employees of Paradigm will be placed in escrow. One third of these shares will be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which $26.5 million could be payable earlier in certain circumstances. At the option of the Company, up to US$26 million of the cash consideration may be satisfied through the issuance of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 common shares. The parties agreed to the financial terms of the earnout based upon the financial results of Paradigm to date, expected future financial results and the current trading price of Mosaic shares on the TSE.

Mosaic believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

The Paradigm Earnout, as amended, is subject to and conditional upon the approval of Mosaic's shareholders, the listing of the additional Mosaic shares on the TSE and compliance with applicable securities laws.

Management and Board Appointments

Marc Byron, currently Chief Operating Officer of Mosaic Performance Solutions has been appointed as Vice Chairman, immediately and Chief Executive Officer of Mosaic effective as of January 1, 2002. Mike Preston will remain Chairman of the Board. As a result of this move, David Graf, formerly President, Performance Solutions has been appointed to the role of Chief

Operating Officer Performance Solutions.

Tony LaSorda, Vice-Chairman and Chief Development Officer North America, has resigned his position on Mosaic's Board effective November 2001 and has retired from Mosaic Group. He will continue in a leadership role with Mosaic InfoForce -- Mosaic's joint venture initiative with Information Resources Inc.

Mosaic has agreed to appoint two representatives of the former equity holders of Paradigm, one of whom being Marc Byron, to the Board of Directors of Mosaic.

September 11 Impact On Business

As with many companies, the Company was impacted by the terrible events of September 11th and the subsequent economic fallout. The short-term impact of these events was felt in the Performance Solutions business, which is paid commissions for acquiring customers for major brands. In the 10-day period which followed September 11, there was an effective halt in the Performance Solutions consumer-based direct marketing activities. The financial impact was a reduction in revenues in the quarter of approximately $15 million to $17 million and a corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

Additionally, the anthrax mail threats have forced the Company to re-evaluate how it goes to market in its customer acquisition business. For example, the Company is using less direct mail and is increasing its use of alternate media such as the Internet, telephone and retail kiosks for securing customer acquisitions. In the direct mail segment, the Company is experimenting with the use of postcard format direct mail pieces, snap packs and by using clearly marked, return addressed envelopes often including the logo of the brand being represented. It will take time to assess the longer-term impact of September 11 on costs and customer response rates, but recent results indicate a positive recovery in this business.

Management believes that the longer-term impact of the events on September 11 is to considerably slow economic growth and consumer confidence resulting in a recessionary economic climate in the Company's major markets. The Company is most at risk in connection with services such as traditional direct marketing, event marketing and management, new media services and training which are typically funded through client marketing and training budgets and which may be reduced in uncertain economic times. Such revenues and services represent less than 20% of the Company's revenue base. To date there have been limited marketing program cancellations as a direct result of the September 11th tragedy. The remaining revenues of the Company, or approximately 80%, are typically funded through clients' sales and distribution budgets, which historically have proven less vulnerable to reductions during a recession and in some cases increase during a recession. Such revenues include customer acquisition services, merchandising services, outsourced selling and data collection services. Finally, the Company believes there may be pressure on gross margins across all service offerings as clients become more cost focused.

Results of Operations and Financial Condition

While operating results for the third quarter of 2001 as well as year-to-date figures show continued upward growth, results from the United Kingdom and to a lesser degree Canada were less than satisfactory in the most recent fiscal quarter. Key performance indicators for the quarter and year to date are as follows:

- Revenues for the quarter were $209 million, up 43% over the same quarter in 2000. For the nine months ended September 30th, the increase was 71%. Revenues from U.S. operations for the quarter were up approximately $91 million year over year. However, pro forma revenues (which include the fourth quarter 2000 acquisition of Paradigm Direct) contracted by 4% in the quarter in local currency

terms in relation to the prior year with improvements in the United States offset by reductions in the United Kingdom and Canada.

- EBITDA from continuing operations for the third quarter increased by 21% to $25.9 million from $21.4 million in 2000. Cumulative results for the first nine months showed an increase of 44% to $66.7 million from $46.5 million in 2000.

- For the nine months ended September 30, 2001 the company eliminated 127 positions resulting in severance and related costs of approximately $3.6 million, reductions which are expected to result in annualized savings of over $11 million, including approximately $7.7 million in reduced selling, general and administrative ("SG&A") costs.

- The Company terminated two unprofitable direct selling contracts in the UK and restructured its Sainsbury'sMobile program in the quarter. Year-to-date losses on these programs prior to their elimination or restructuring aggregated to $2.7 million.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations for the third quarter and first nine months of 2001 as well as management's 2001 full year estimates:

	Three months ended September 30		Nine months ended September 30		Fiscal 2001 Estimates
	2001	2000	2001	2000	
EPS	$0.13	$0.15	$0.31	$0.30	$ 0.40 to $0.42
Cash EPS	$0.16	$0.18	$0.40	$0.36	$ 0.53 to $0.55
Pro Forma EPS (1)	$0.09	n/a	$0.19	n/a	$ 0.26 to $0.28
Pro Forma cash EPS (1)	$0.12	n/a	$0.29	n/a	$0.39 to $0.41

(1) Pro Forma EPS reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001. The reader is directed to note 5 accompanying the September 30, 2001 consolidated financial statements for assumptions underlying the determination of the Pro Forma earnings per share calculations.

Operating results for the three months and nine months ended September 30, 2001, compared to three months and nine months ended September 30, 2000

Revenues for the three months ended September 30, 2001 grew by $63 million, an increase of 43% over the same period in 2000. On a year-to-date basis, revenue has grown by $246 million, an increase of 71% over the first nine months of 2000. While overall revenues have grown year-over-year, revenue growth from U.S operations of approximately $91 million was offset by a decline in revenues in Canada and the UK of approximately $28 million. Pro forma revenues during the quarter declined by 4% in local currency terms, while on a year-to- date basis the pro forma growth was 17%. Factoring in exchange rate movements, pro forma revenues declined by 2% in the third quarter of 2001 and grew by 16% during the first nine months.

Revenue declines are attributable to a combination of:

(a) a $15 million to $17 million reduction in revenues in the Performance Marketing business as a direct result of the tragic events of September 11th. Excluding the impact of September 11th, pro forma revenues would otherwise have risen approximately 5% year over year;

(b) insufficient new business development activities, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Management is currently providing greater focus on business development in this market and in developing a long-term business development strategy to reinstate growth;

(c) the loss of several major accounts in both the United Kingdom and Canada due to client spending cutbacks or competitive losses; and

(d) continued softness in discretionary client spending as the economic climate continues to deteriorate.

Management identified business development as a strategic initiative early in the year in light of the softening economic environment, with major selling efforts focused on the United States market. Since the second quarter report to shareholders, the Company has secured a number of major new assignments or test programs set out in the table below which if successful and rolled out could exceed $50 million in annualized revenues.

Microsoft Xbox	United States	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Microsoft XP	United States & Canada	Training of retail personnel, merchandising, retail inventory management and product demonstrations to support retail launch
Uncle Bens	United States	In-store product demonstrations and distribution of samples
DIRECTV	United States	Development and management of Direct TV's enhanced Internet-based Order Management System (OMS) and Web Order Management System
DIRECTV	United States	Acquisition of high speed (DSL) Internet subscribers
Cross Media	United States	Magazine subscription lead generation
Pegasus	United States	Acquisition of satellite TV subscribers
Qwest	United States	Test program to acquire business customers for telecom services
XM Satellite Radio	United States	Training of retail personnel and providing merchandising support
Sainsbury's Energy	United Kingdom	Test program to acquire energy subscribers for the UK retailer
BT Cellnet	United Kingdom	Test program to acquire wireless

phone subscribers

Given the deteriorating economic outlook, the impact of anthrax terrorism on direct response rates and the anticipated reduction in client discretionary spend, management estimates fourth quarter revenues to be in the range of $185 million to $205 million, while full year revenues for 2001 are now expected to be in range of $780 million to $800 million compared to previously stated revenue estimates exceeding $825 million.

Looking out at 2002 and given the economic climate, management is of the view that 2002 revenues will remain flat or increase modestly in relation to 2001 levels.

Gross Profit for the third quarter increased by $8.2 million or 16% to $60.2 million when compared to the third quarter of 2000. When expressed as a percentage of revenue, gross profit was 29% of revenues for the third quarter of 2001 and 28% for the first nine months of 2001 compared to 35% in the corresponding periods last year. The decline is partly due to the change in the revenue mix arising from the acquisition of Paradigm Direct combined with increasing budget pressure from certain clients.

Positively impacting gross margins going forward are two developments in the third quarter:

(a) The Company terminated two unprofitable direct selling contracts in the United Kingdom, which resulted in year-to-date losses of over $1.2 million. As a result, approximately 200 program related employees were terminated with such termination costs largely client funded; and

(b) The restructuring of the Sainsbury'sMobile program. Under the terms of agreements with the client J. Sainsbury, a UK grocer, and BT Cellnet, a UK cellular service provider, the Company set up and now manages a mobile wireless network called Sainsbury'sMobile in the United Kingdom (the "Wireless Program"). To August 31, 2001 the Company incurred operating losses aggregating approximately $1.5 million on the Wireless Program as initial customer acquisition levels were lower than planned.

As a result of sophisticated customer testing completed to the end of August 2001, it was determined that customers for the program could be obtained in a cost effective manner with over 6,000 customers enrolled under such tests. As a further outcome, Mosaic, Sainsbury's and BT Cellnet (the "Parties") agreed to change certain terms of the Wireless Program to better incentivize the Parties and more fairly share risk. Further, the Parties have agreed to an expanded launch in the fourth quarter with a view to securing an additional 20 to 30 thousand customers. As a result, the Company had operating earnings on the program in September 2001, and anticipates that the program will continue to be operated profitably going forward.

Looking forward to the balance of the year, management expects gross profit across its entire business as a percentage of revenues to remain in the range of 28% to 30%.

Selling, General, and Administrative ("SG&A") Expenses in the third quarter of 2001 increased by $3.7 million over last year, representing a 12% increase over 2000.

In aggregate, SG&A expenses have increased on year-to-date basis by 34% mainly due to the inclusion of Paradigm in the current year. Although SG&A expenses have increased on a year over year basis, these expenses as a percentage of revenue decreased to 16% in the current quarter from 21% in the same period last year. For the first nine months of 2001, SG&A expenses decreased to 17% of revenues from 22% in the prior year. The percentage

decline is primarily due to the positive impact of Paradigm which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and one-time severance costs.

Coincident with the revenue declines in the United Kingdom and Canada, management has focused on reducing SG&A expenses through head count reductions and tight control of discretionary spending such as travel, combining back offices in the areas of finance, human resource, IT, and payroll and maximizing benefits enjoyed throughout the group. The following table sets out the reductions in head count, related termination costs and expected annual savings:

Country	Employees Terminated	Termination Costs Incurred	Estimated Annual Saving: Cost of Sales	Estimated Annual Saving: SG&A
United Kingdom	41	$ 2,100,000	$ 250,000	$ 5,150,000
Canada	32	$ 840,000	$ 825,000	$ 1,580,000
United States	54	$ 645,000	$ 2,280,000	$ 950,000
Total	127	$ 3,585,000	$ 3,355,000	$ 7,680,000

Management is committed to further reductions in the work force if required to ensure that SG&A levels are in line with the size of the business and its prospects and to ensure that operating margins are maintained.

Earnings from Continuing Operations Before Depreciation and Amortization, Interest, Minority Interest and Income Taxes (EBITDA) grew by 21% for the third quarter, increasing from $21.4 million to $25.9 million. This EBITDA growth trend is also evident in the first nine months of 2001, where EBITDA increased 44% on a year-over-year basis.

EBITDA as a percentage of revenues for the third quarter of 2001 was 12%, compared to 15% last year. This is mainly due to a combination of:

- the impact of September 11th on Mosaic Performance Solutions, which resulted in an estimated negative earnings impact of $2.3 to $2.5 million in the quarter. Excluding the impact of September 11th, EBITDA would have increased by over 30% year over year and the EBITDA margin would have been approximately 13.5%;

- employee related termination costs;

- revenue declines which outpaced reductions in fixed overheads;

- client margin pressure;

- losses on UK direct selling contracts which were terminated in the third quarter;

- losses to August 31, 2001 on the Sainsbury's Mobile program; and

- change in business mix.

For the fourth quarter, management anticipates EBITDA in the range of $21 to $23 million representing an operating margin of 11.0% to 11.5%.

For the full year 2001, management anticipates EBITDA to approximate $88 to $90 million or 11% to 12% of revenues.

Looking out at 2002 and given the economic climate, management is of the

view that EBITDA from continuing operations will equal or modestly exceed levels generated in 2001.

Depreciation and other amortization expenses rose by $2.6 million in the third quarter compared to the prior year, representing 2.0% of revenues this quarter compared to 1.1% of revenues in the same period in 2000. The year-to-date expenses rose from $4.8 million or 1.4% of revenues in 2000 to $10.9 million or 1.8% of revenues in the current year. Two major factors resulting in this increase are:

(a) The inclusion of depreciation for Paradigm, which was acquired in the fourth quarter of 2000; and

(b) A significant investment during the three months ended September 30 2001 in equipment used in Mosaic's U.S. data collection business.

Interest costs were $4.0 million in the current quarter, an increase of $1.6 million from the same period last year. Although higher than the prior year, interest expense is lower than the levels recorded in the previous two quarters of 2001 as a result of:

(a) The June 2001, private placement of equity instruments whose proceeds were applied towards a reduction in senior bank debt (the reader is directed to the section entitled Liquidity and Capital Resources); and

(b) A lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced.

Mosaic's syndicated revolving debt facility generally carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3%, depending on Mosaic's funded debt to EBITDA ratio. Based on the Company's current debt level, the credit spread on the debt facility is 1.4%.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and on $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Management estimates that the interest expense in the fourth quarter of 2001 will be approximately $3.5 million.

Income Taxes as a percentage of earnings from continuing operations before taxes and goodwill charges were 21% for the third quarter, a decrease from 24% for the same period in 2000. Year-to-date income taxes as a percentage of earnings also illustrate a downward trend, having decreased from 25% in 2000 to 23% in 2001. These percentages remained low due to the effective use of tax planning strategies.

Management expects that the overall tax rate for fiscal 2001 will be in the range of 21% to 23%. Management continues to actively monitor and manage the Company's tax expense.

Cash Earnings from Continuing Operations increased to $13.9 million and $32.7 million in the three months and nine months ended September 30, 2001 from $13.3 and $27.1 million in the corresponding periods of 2000. Excluding the September 11th impact, cash earnings would have been over $16 million and more than 20% higher than the prior year. Mosaic considers cash earnings, defined as earnings from continuing operations before goodwill charges, as the most relevant measure of its operating performance.

Diluted cash earnings per share ("EPS") were $0.16 in the quarter compared to $0.18 in the prior year. Excluding the direct impact of September 11th, cash EPS would have been flat or up $0.01 per share year over year. Year-to-date diluted cash EPS was $0.40, an increase of 11% over the first nine months in 2000.

The full-year 2001 diluted cash EPS is expected to be in the range of $0.53 to $0.55.

Diluted Pro Forma Cash EPS from continuing operations reflecting the

impact of the Paradigm Earnout as if it had occurred on January 1, 2001 was $0.12 and $0.29 per share for the three and nine months ended September 30, 2001, respectively with $0.39 to $0.41 estimated for fiscal 2001.

Goodwill charges, net of income taxes, were $2.6 million for the third quarter of 2001 and $7.7 million for the first nine months of the year. This represents an increase over last year of $1.0 million for the quarter and $3.1 million year-to-date. The increase was mainly due to the acquisitions in the previous year, the most significant being Paradigm Direct in fourth quarter of 2000.

Management expects full-year goodwill charges net of tax to approximate $10 million.

Earnings from continuing operations during the third quarter of 2001 were $11.3 million compared to $11.7 million in the same period of 2000. For the first nine months of 2001, earnings from continuing operations were $25.0 million, an increase of 11% over the prior year.

Diluted EPS from continuing operations were $0.13 and $0.31 for the three months and nine months ended September 30, 2001 compared to EPS of $0.15 and $0.30 in the corresponding periods of 2000. Excluding the direct impact of September 11th GAAP EPS would have been flat or up $0.01 per share for the third quarter in comparison to the prior year.

Diluted Pro Forma EPS from continuing operations reflecting the impact of the Paradigm Earnout was $0.09 for the third quarter and $0.19 for the nine months ended September 30, 2001.

Management expects diluted EPS from continuing operations in the fourth quarter to be in the range of $0.09 to $0.11 compared to $0.11 last year with full year EPS in the range of $0.40 to $0.42 compared to $0.41 for 2000. Estimated fiscal 2001 Diluted Pro Forma GAAP EPS from continuing operations reflecting the impact of the Paradigm Earnout as if it had occurred on January 1, 2001 ranges from $0.26 to $0.28.

Discontinued Operations

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million or $0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

Foreign Currency Risk

Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's investment and operations in the United States are partially hedged as the monies borrowed to pay for the cash component of those acquisitions was largely borrowed in US dollars. Mosaic does not have any material pound sterling denominated debt, but has entered into pnds stlg 3.6 million in forward contracts for the balance of fiscal 2001 to partially hedge exchange rate movements in 2001. In addition, the Company has entered into a series of forward sale contracts with a nominal value of US$6.9 million for the remainder of the year to partially hedge exposure to fluctuations in the US dollar in relation to the Canadian dollar. No other currencies are material to Mosaic's operations.

Outstanding Shares

At September 30, 2001, Mosaic had approximately 76 million common shares outstanding, and 78 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

During the quarter, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be

purchased under the bid will be 3.8 million shares.

As previously set out, the Company will be issuing 20.5 million shares in January 2002 as partial consideration for the Paradigm Earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002.

Liquidity and Capital Resources

Cash generated from continuing operations before working capital changes during the third quarter of 2001 was $19.3 million, an improvement from $15.9 million during the same period in 2000. For the first nine months of 2001, cash flow from continuing operations improved by $11.8 million to $46.2 million in comparison to the same period last year. The increase arises mainly from earnings growth and higher non-cash charges during the current year.

Financing activities generated $4.6 million of cash in the third quarter and $3.0 million over the first nine months of 2001. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). The Company reduced net debt by $75.7 million over the first nine months of the year. During the third quarter, borrowings primarily under the Senior Credit Facility increased by $10.4 million. For the nine months to September 30, 2001, net debt under the Senior Credit Facility was reduced substantially by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $2.6 million for the quarter. Repurchase of common shares, net of shares issued used $3.2 million of cash in the third quarter and $2.6 million year-to-date.

Investing activities used $9.5 million of cash in the third quarter of 2001 for a total of $23.4 million over the first nine months of the year. Acquisition costs, and payments pursuant to contingent consideration agreements related to acquisitions from prior years used $3.5 million of cash during the quarter and $8.4 million during the nine months of 2001. In addition, $5.6 million was used in the quarter to acquire property and equipment for a year-to-date total of $12.3 million. This is lower than the capital expenditure on property and equipment in 2000, which was $7.3 million in the third quarter and $14.4 million in the first nine months and reflects management efforts to minimize non-critical expenditures.

Mosaic's debt position, net of cash was $168 million at September 30, 2001, drawn almost entirely from Mosaic's Senior Credit Facility. It includes $9.6 million of liabilities related to capitalized leases, up from $2.1 million as at December 31, 2000. The increase in capitalized leases arose mainly in the third quarter of 2001 due to the leasing of new handheld computers by the U.S. data collection business.

Mosaic's level of shareholders' equity was $319.8 million at September 30, 2001, up from $206.2 million at December 31, 2000. This increase resulted from:

a) The issuance of $85.3 million (US$ 57 million) in Canadian Originated Preferred Securities ("COPrS");

b) The net issuance of $4.8 million in shares, including $5.8 million towards part of the contingent consideration payments for the acquisition of M:/ Drive and Pentagon, $1.0 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million, net of costs, upon exercise of employee share options, partially offset by the repurchase of $2.6 million in shares under the Company's Normal Course Issuer Bid and $0.4 million of other share cancellations;

c) Net earnings of $16.7 million partially offset by a reduction of $4.2 million in retained earnings due to a loss of $2.8 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $1.4 million, net of income taxes;

d) A change of $11.1 million in the foreign currency translation adjustment due to a strengthening of the U.S. dollar and British pound relative to the Canadian dollar and in respect of Mosaic's net investment in self-sustaining foreign operations.

The Company to date has not paid any dividends on its common shares, and does not intend to do so for the balance of 2001.

Impact of Changes in Accounting Principles

As discussed in the notes to financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury method' and largely harmonizes Canadian standards with those in use in the United States. The impact on the 2000 reported EPS is to reduce the previously reported $0.42 in earnings per share from continuing operations for the nine months ended September 30, 2001 to $0.41 per share to reflect the retroactive adoption of the treasury method in determining EPS.

Commencing in the first quarter of 2002, the Canadian Institute of Chartered Accountants as well as the U.S. Financial Accounting Standards Board will be changing the accounting principles applied to acquisitions and will be effectively eliminating the ongoing amortization of acquisition related goodwill. Additionally, the revised accounting standards will have a more rigorous test to determine whether there has been an impairment in the carrying value of goodwill and other intangibles in the financial statements. The impact of the elimination of goodwill amortization for the Company in 2002 will be to increase diluted earnings from continuing operations by approximately $0.10 per share before consideration of the impact of the Paradigm Earnout. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

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MOSAIC GROUP INC.
Consolidated Statements of Operations
(Unaudited) (In thousands of dollars, except per share amounts)

	Three months ended September 30	Nine months ended September 30

	2001	2000	2001	2000
Revenues	$ 209,377	$ 146,511	$ 594,257	$ 347,896
Direct costs	149,215	94,508	424,976	224,607
Gross profit	60,162	52,003	169,281	123,289
Selling, general and administrative	34,256	30,576	102,579	76,814
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	25,906	21,427	66,702	46,475
Depreciation and other amortization	4,260	1,634	10,880	4,812
Interest, net	3,981	2,399	13,989	5,830
Minority interest	-	(132)	(629)	(75)
Earnings from continuing operations before income taxes and goodwill charges	17,665	17,526	42,462	35,908
Income taxes:				
Current	3,008	3,409	7,834	6,945
Future	752	852	1,933	1,872
	3,760	4,261	9,767	8,817
Earnings from continuing operations before goodwill charges	13,905	13,265	32,695	27,091
Goodwill charges, net of income taxes	2,571	1,589	7,667	4,522
Earnings from continuing operations	11,334	11,676	25,028	22,569
Loss from discontinued operations, net of income taxes	-	(559)	-	(1,941)
Loss on divestiture or discontinuance of operations, net of income taxes (note 3)	-	-	(8,324)	-
Net earnings	$ 11,334	$ 11,117	$ 16,704	$ 20,628
Earnings per share (note 1):				
Basic	$ 0.13	$ 0.15	$ 0.20	$ 0.29
Diluted	$ 0.13	$ 0.15	$ 0.20	$ 0.27
Earnings per share from continuing operations before goodwill charges (note 1):				

Basic	$ 0.17	$ 0.18	$ 0.41	$ 0.38
Diluted	$ 0.16	$ 0.18	$ 0.40	$ 0.36
Earnings per share from continuing operations (note 1):				
Basic	$ 0.13	$ 0.16	$ 0.31	$ 0.32
Diluted	$ 0.13	$ 0.15	$ 0.31	$ 0.30
Weighted average number of shares outstanding (in thousands):				
Basic	76,074	72,278	75,658	71,461
Diluted	77,660	75,618	77,236	75,148

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.
Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Cash provided by (used in):				
Operations:				
Earnings from continuing operations	$ 11,334	$ 11,676	$ 25,028	$ 22,569
Items not involving cash:				
Depreciation and other amortization	4,260	1,634	10,880	4,812
Non-cash interest and finance costs	423	188	1,279	564
Future income taxes	752	852	1,933	1,872
Goodwill charges	2,571	1,589	7,667	4,522
Other	-	(75)	(629)	(19)
Cash flow from continuing operations	19,340	15,864	46,158	34,320
Net changes in non-cash operating working capital from continuing operations	(14,597)	(22,425)	(34,573)	(20,207)
	4,743	(6,561)	11,585	14,113
Financing:				
Issue of common shares, net of costs and share repurchases	(3,223)	1,330	(2,636)	6,506

Issue of equity instruments, net of costs	-	-	83,893	-
Proceeds on issue of long-term debt	18,710	15,500	43,010	49,940
Repayment of long term debt	(7,994)	(3,220)	(115,641)	(17,438)
Increase (decrease) in bank indebtedness	(292)	1,663	(3,043)	(1,486)
Distribution on equity instruments	(2,613)	-	(2,613)	-
Minority investment in subsidiary	-	2,909	-	2,909
	4,588	18,182	2,970	40,431
Investments:				
Acquisition of businesses, net of cash acquired, continuing operations	(3,461)	(2,370)	(8,356)	(26,743)
Additions to property and equipment, continuing operations	(5,560)	(7,289)	(12,251)	(14,428)
Additions to other long-term assets, continuing operations	(495)	(2,803)	(2,754)	(5,380)
	(9,516)	(12,462)	(23,361)	(46,551)
Impact of foreign exchange effect on cash	125	-	220	-
Net cash used in discontinued operations	(306)	(825)	(5,752)	(2,356)
Increase (decrease) in cash position	(366)	(1,666)	(14,338)	5,637
Cash, beginning of period	1,441	17,339	15,413	10,036
Cash, end of period	$ 1,075	$ 15,673	$ 1,075	$ 15,673
Cash flow from continuing operations per share:				
Basic	$ 0.25	$ 0.22	$ 0.61	$ 0.48
Diluted	$ 0.25	$ 0.21	$ 0.60	$ 0.46

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

See accompanying notes to consolidated financial statements

MOSAIC GROUP INC.
Consolidated Balance Sheets

(September 30, 2001 - Unaudited) (In thousands of dollars)

	September 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 1,075	$ 15,413
Accounts receivable	113,750	77,387
Work in progress and unbilled revenue	29,238	23,430
Inventory and other current assets	25,528	16,299
Net assets of discontinued operations	-	5,781
	169,591	138,310
Property and equipment	57,239	45,763
Goodwill, net of accumulated amortization	448,393	430,824
Future income taxes	6,542	7,020
Other assets	13,162	26,168
	$ 694,927	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 102	$ 3,145
Accounts payable and accrued liabilities	135,599	129,130
Deferred revenue	28,446	23,576
Accrued acquisition liabilities	23,103	38,424
Income taxes payable	3,923	2,424
Current portion of long-term debt	259	272
	191,432	196,971
Long-term debt	169,080	227,337
Future income taxes	11,922	14,287
Minority interest	2,685	3,321
Shareholders' equity:		
Share capital (note 2)	277,560	187,442
Foreign currency translation adjustment	(2,543)	(13,630)
Retained earnings	44,791	32,357
	319,808	206,169
	$ 694,927	$ 648,085

See accompanying notes to consolidated financial statements
Subsequent event (note 5)

MOSAIC GROUP INC.
Consolidated Statements of Retained Earnings

(Unaudited) (In thousands of dollars)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Retained earnings, beginning of period	$ 36,314	$ 39,966	$ 32,357	$ 30,455
Net earnings	11,334	11,117	16,704	20,628
Repurchase of shares in excess of average issue price	(1,545)	-	(2,833)	-
Distributions on equity instruments, net of income taxes $1,074 (nine months $1,176) (note 2)	(1,312)	-	(1,437)	-
Retained earnings, end of period	$ 44,791	$ 51,083	$ 44,791	$ 51,083

MOSAIC GROUP INC.
Notes to Consolidated Financial Statements

September 30, 2001

1. Significant accounting policies

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

Equity instruments:

Where the company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares, these securities are included in shareholders' equity and any distributions thereon, net of income taxes, are recorded as a reduction of retained earnings.

Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less the distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

2. Share capital

Equity instruments - Canadian Originated Preferred Securities (COPrS):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 and an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

3. Discontinued Operations

As disclosed in Mosaic's 2000 Annual Report, management determined in February 2001 that the development of the Continental European business was no longer a strategic priority, and as a result decided to divest the Company of its operations in those countries. The measurement date for the purpose of accounting was February 6, 2001. For 2000, the Continental European segment was disclosed as a discontinued operation and goodwill related to those acquisitions was written off as of the end of the year. For 2001, the divestiture of the Continental European segment has been treated for accounting purposes as a discontinued operation with a charge of $8.3 million related to the loss on discontinuance of operations recognized in the first quarter of 2001. The Company completed the divestment in the first half of 2001 through either the sale or closure of all the businesses involved. The book value of the remaining net assets of the Continental European operations is not material. Management does not anticipate any further charges related to this divestiture. Comparative figures for 2000 have been restated to reflect continuing operations.

4. Segmented information

During the period Mosaic changed its basis of presentation of operating segments, with corresponding changes in 2000 comparatives, to better reflect the realignment of its businesses. These businesses exhibit similar economic characteristics driven by the nature of services, the method of delivery and similar long-term financial performance and

accordingly have been aggregated.

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

For the three months ended and as at September 30	Revenues		Capital assets and Goodwill	
(In thousands of dollars)	2001	2000	2001	2000
Canada	$ 32,253	$ 38,879	$ 65,780	$ 54,879
United States	134,624	43,666	305,245	75,683
UK and Ireland	42,500	63,966	134,607	114,442
	$ 209,377	$ 146,511	$ 505,632	$ 245,004

For the nine months ended and as at September 30	Revenues		Capital assets and Goodwill	
(In thousands of dollars)	2001	2000	2001	2000
Canada	$ 94,471	$ 101,030	$ 65,780	$ 54,879
United States	364,899	90,551	305,245	75,683
UK and Ireland	134,887	156,315	134,607	114,442
	$ 594,257	$ 347,896	$ 505,632	$ 245,004

5. Subsequent event - Paradigm contingent consideration

Subsequent to the period end, the Company entered into an agreement with the vendors of Paradigm Direct LLC, now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. The amended terms fix the share consideration payable under the earnout at 20,540,000 common shares to be issued at closing which is scheduled for January 2002. Under the terms of the amendment, approximately 75% of the share consideration issued to management employees of Mosaic Performance Solutions would be placed in escrow. One third of these shares would be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which $26.5 million could be payable earlier in certain circumstances. At the option of Mosaic, up to US$26 million of this cash consideration may be satisfied through the issue of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 shares. The additional purchase consideration will be recorded as goodwill. The terms of the amendment agreement are subject to shareholder approval in January of 2002.

The following table shows the pro forma per share earnings assuming that the Paradigm earnout payments were made on January 1, 2001.

	Three months ended September 30 2001	Nine months ended September 30 2001
Diluted pro forma per share earnings from continuing operations before goodwill charges	$ 0.12	$ 0.29
Diluted pro forma earnings per share from continuing operations	$ 0.09	$ 0.19

The above determination of per share earnings is based on the following assumptions:

(a) the transaction was effective on January 1, 2001

(b) 20,540,000 common shares were issued on that date;

(c) the consideration of US$52.5 million was paid entirely in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(d) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Additional Information

For additional information on Mosaic Group's third quarter results and other recent announcements, the reader is invited to access the Mosaic Group Inc. conference call today (November 6th, 2001) 4:30 p.m. EST. The dial in number for Toronto and overseas callers is 416-695-9757. The toll-free number for North America is 1-877-461-2816. The 72-hour playback number is 1-888-509-0081 or 416-695-9728. The conference call is also available on a web cast through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

>>
%SEDAR: 00002180E

-0- 11/06/2001

/For further information: Please contact: Ben Kaak, EVP and CFO, Mosaic Group Inc., email kaakb(at)mosaicgroupinc.com, (416) 813-4272; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: ERN

-30-

CNW 08:31e 06-NOV-01

c3961
r f BC-Mosaic-Paradigm-deal 11-06 0928
News release via Canada NewsWire, Toronto 416-863-9350

02 DEC 15 [illegible]

Attention Business Editors:
Mosaic Group Finalizes Contingent Consideration Payable to Former Paradigm Direct Equity Holders

TORONTO, Nov. 6 /CNW/ - Mosaic Group Inc. (MGX: TSE), North America's leading independent marketing solutions company with capabilities in Canada, the US and the UK, today announced that it has signed an agreement to fix the additional contingent consideration payable to the former equity holders of its wholly owned subsidiary, Paradigm Direct ("Paradigm"). Paradigm is a US-based company that uses a technology-based direct marketing platform to acquire customers for some of the world's largest Fortune 500 service brands.

Mosaic acquired Paradigm on December 14, 2000 for initial cash and share consideration of US$102 million. Under the original terms of the merger agreement, Mosaic agreed to pay additional consideration to the former equity holders of Paradigm based upon Paradigm's financial results for fiscal years 2000 and 2001 (the "Paradigm Earnout"). The Paradigm Earnout was to be paid in cash and/or Mosaic shares at the option of Mosaic. Any shares issuable by Mosaic in satisfaction of the Paradigm Earnout, in relation to fiscal 2001, would be valued based upon the average trading price of Mosaic shares on the TSE for the ten trading days prior to the April 1, 2002 payment date.

In the second quarter report to shareholders, Mosaic management estimated the Paradigm Earnout to be in the range of US$100 to US$125 million. As a result of the size of the potential payment, management is of the view that it is in the best interest of the Company to provide certainty with respect to the Paradigm Earnout because of the potentially significant dilution and/or debt incurrance arising from this earnout obligation. This concern arose through a combination of better than expected Paradigm financial performance in 2001 increasing the anticipated size of the Paradigm Earnout combined with a significantly lower Mosaic share price.

Mosaic and the former equity holders of Paradigm have agreed to amend the merger agreement to fix the amount of the Paradigm Earnout. Under the terms of the amended merger agreement the total value of the Paradigm Earnout, based on the Company's share price just prior to the date of the agreement, is approximately US $100 million.

The Paradigm Earnout, as amended, will be satisfied through the issuance of 20,540,000 Mosaic common shares on closing which is expected to occur in January 2002. 75% of the shares issued to senior management employees of Paradigm will be placed in escrow. One third of these shares would be released from escrow on December 31, 2002 with the remaining shares released on December 31, 2003. In addition, cash consideration of US$52.5 million will be payable on April 1, 2002, of which $26.5 million could be payable earlier in certain circumstances. At the option of the Company, up to US$26 million of the cash consideration may be satisfied through the issuance of common shares at a ratio of 0.48 shares for each US dollar of consideration payable to a maximum of 12,480,000 common shares. The parties agreed to the financial terms of the earnout based upon the financial results of Paradigm to date, expected future financial results and the current trading price of Mosaic shares on the TSE.

In addition, Mosaic has agreed to appoint Marc Byron, currently Chief Operating Officer of Mosaic Performance Solutions, as Chief Executive Officer of Mosaic effective as of January 1, 2002 and to appoint two representatives of the former equity holders of Paradigm, one of whom being Marc Byron, to the Board of Directors of Mosaic.

Mosaic believes this transaction has significant benefits for its shareholders as: (i) it provides finality and certainty with respect to the amount and timing of the Paradigm Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminates the risk of possibly higher shareholder dilution

that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred.

"I am extremely pleased that we have eliminated the uncertainty of the Paradigm Earnout and the resulting negative impact it had on Mosaic's shares price" said Mike Preston, Chairman & CEO of Mosaic. "It is also terrific to see that Paradigm has grown its revenues and earnings so strongly in a very difficult economic environment in 2001. I look forward to the complete integration of the Paradigm team into Mosaic over the next several months as the earnout is put behind us."

The Paradigm Earnout, as amended, is subject to and conditional upon the approval of Mosaic's shareholders, the listing of the additional Mosaic shares on the TSE and compliance with applicable securities laws.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales for training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 11/06/2001

/For further information: Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., Email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:31e 06-NOV-01

c7846
r f BC-Mosaic-confer.-call 10-18 0242
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Group to Announce Third Quarter Results November 6th, 2001

TORONTO, Oct. 18 /CNW/ - Mosaic Group Inc. (MGX: TSE), Canada's leading marketing solutions company, will be holding a conference call and a web cast to announce its third quarter results on Tuesday November 6th, 2001 at 4:30 p.m. EST. The conference call will be available both live and on demand through Mosaic's web site at www.mosaicgroupinc.com in the Investor Relations section.

Those wishing to participate in Mosaic's third quarter conference call can dial:

Local -- (416) 695-9757
Toll-free Canada/US - 1-877-461-2816
72-Hour Replay - (416) 695-9728 or 1-888-509-0081

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 10/18/2001

/For further information: Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 10:43e 18-OCT-01

c0472
r f BC-Mosaic-US-agreements 09-24 0515
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business/Technology Editors:
Mosaic Extends Multi-Million Dollar Relationship With Satellite TV Services Provider

TORONTO, Sept. 24 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading marketing solutions company, announced today that its Performance Solutions division in the United States has signed three significant agreements to expand on its existing relationship with a major US satellite TV services provider into the 2002 fiscal year.

Mosaic recently developed and manages as an Application Service Provider ("ASP"), an enhanced Internet-based Order Management System (OMS) that is enabling the satellite TV services provider to take on more business. The OMS manages a third party order management system for satellite subscriptions and dish fulfillment and installation. The contract, which originally ran to March 2002, has been extended to December 2002.

Mosaic has also just been engaged to develop a system that will process customer online orders from the client's website. Mosaic will manage every aspect of the acquisition -- from customer credit checks and order fulfillment, to uploading billing information into the client's systems. This assignment will be completed over the next six months.

Building on Mosaic's pay-for-performance work to obtain satellite subscribers for the client, Mosaic has extended this relationship with the Broadband division of the satellite provider. Mosaic will provide customer acquisition services for the client's high speed DSL Internet access service.

"Performance-based solutions continue to be highly demanded both here in North America and abroad by the world's leading brands, all of which are looking for measurable and value driven results, especially in this challenging economic environment," said Byron. "Our uniquely packaged and delivered performance solutions provides our Brand Partners an evolutionary, return on results driven methodology to determine how to invest marketing and infrastructure dollars. The growth in this business has led to a 50% year over year organic revenue increase in Mosaic's Performance Solutions division."

The impact of these contracts will not be significant for the 2001 fiscal year as they primarily relate to fiscal 2002.

For a more detailed description of Mosaic's Performance Solutions business, please view our archived web cast featuring a presentation from Marc Byron, COO Performance Solutions. This web cast, entitled Paradigm Business Overview, can be viewed on our web site at www.mosaicgroupinc.com in the Investor Relations section, under Presentations.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 09/24/2001

/For further information: Please Contact: Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., email kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 16:00e 24-SEP-01

c8988
r f BC-Mosaic-Xbox-Microsoft 09-19 0352
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Signs Xbox Contract With Microsoft

TORONTO, Sept. 19 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading marketing solutions company, announced today that its Sales and Merchandising Solutions group in the US has signed a contract with Microsoft to support the launch of its new game console Xbox. This is a significant multi-million dollar contract with an evergreen option to renew at the end of one year.

Mosaic will be deploying a team of field representatives across the United States to train retail personnel on the Xbox product and its features at outlets such as Best Buy, Circuit City, Walmart, Toys "R" Us, Kmart and FAO Schwartz. Mosaic will also be responsible for maintaining and tracking merchandising materials and inventory.

"The Xbox contract is an extension of our multi-year relationship with Microsoft," said Mike Preston, Chairman and CEO, Mosaic Group Inc. "Mosaic excels at getting Microsoft's products in front of key influencers such as retail personnel, and consumers. We are able to ensure Microsoft's products make a clear and lasting impression in the retail environment."

Although the Xbox product will launch in the fourth quarter of 2001, work on the contract will continue throughout 2002 with most of the financial impact for Mosaic resulting in that fiscal year.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides marketing solutions on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 09/19/2001

/For further information: Ben Kaak, EVP and CFO, (416) 813-4272, Mosaic Group Inc., email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: CON

-30-

CNW 10:42e 19-SEP-01

c7124
r f BC-Mosaic-Group-Buyback 08-03 0316
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Renews Stock Buyback Program

TORONTO, Aug. 3 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services company, announced today that the Toronto Stock Exchange (TSE) has accepted Mosaic's notice of its intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of the renewal, the number of common shares that can be purchased under the bid will be 3,804,825 shares. The number of shares that could be purchased represents 5 percent of Mosaic's 76,096,501 shares outstanding.

Purchases under the bid may commence August 8, 2001 and will terminate August 7, 2002 or on such earlier date as Mosaic may complete its purchases pursuant to the bid. All shares purchased under the bid will be cancelled. The bid is being made because Mosaic believes that it will help reduce the volatility in the public market for its common shares. During the last 12 months, Mosaic purchased 420,100 shares through the facilities of the TSE at an average price of $8.23.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 08/03/2001

/For further information: Please Contact: Clint Becker, Sr. VP and CFO, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, email: cox-daviesd(at)mosaicgroupinc.com/
(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 08:15e 03-AUG-01

c3501
r f BC-Mosaic-Group-results 07-19 4077
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 13

Attention Business/Financial Editors:
Mosaic Group posts strong second quarter results

-- Pro forma Organic Growth of 34% and Cash EPS Growth of 25% --

TORONTO, July 19 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, announced today that it continued its trend of strong earnings growth during the period ending June 30, 2001. In addition to posting a cash earnings per share growth rate of 25%, Mosaic also achieved a pro forma organic revenue growth rate of 34%.

Financial highlights from continuing operations(x) for this quarter include:

- Revenues at $213 million - up 93% or $102.8 million from Q2 2000.
- EBITDA at $23 million - up 53% from Q2 2000.
- Cash Earnings at $11.7 million - up 31% from Q2 2000.
- Diluted Cash Earnings per Share (Cash EPS) at $0.15 - up 25% from Q2 2000.
- GAAP Earnings per Share at $0.12 - up 20% from Q2 2000.

"Mosaic's performance is being driven by our ability to create new marketing space, and our management team's ability to create business development opportunities by leveraging our strong client relationships and our full Mosaic of services," said Mike Preston, Chairman and CEO.

"We have restructured and altered some of our business strategies in order to be proactive in these weaker economic times," said Preston. "These actions have enabled us to create opportunities in this environment rather than fall victim to it."

"We are still achieving steady growth because we continue to search out and find new marketing space that achieves results for our clients," said Clint Becker, Senior Vice President and Chief Financial Officer. "The majority of our growth is coming from the increased spending of our top clients. We are leveraging the strong relationships we have built with these clients who continue to choose Mosaic for its innovative solutions...the "mosaic" is working."

Mosaic continued to focus on building shareholder value in the second quarter. Accomplishments this quarter included:

- Strong, profitable growth;
- Expanding relationships with existing clients, in addition to creating relationships with new ones;
- Providing Mosaic with the financial flexibility needed to grow in the future with the private placement of US$57 million in Canadian Originated Preferred Securities (COPrS); and,
- Completing the build of Mosaic's new senior management team.

Q2 Client Wins

In addition to the previously announced deal between Mosaic's US Sales Service unit and AT&T Wireless to provide merchandising and in-store support on a fee for service basis, Mosaic's clients continued to spend as demonstrated by some of the significant contracts signed during the second quarter of 2001.

SunCom

SunCom has contracted the services of Paradigm Direct for its expertise

in acquiring cellular customers en masse. Paradigm will utilize its customer acquisition platform to obtain customers for SunCom, on a fee for performance basis. As a regional cellular provider and a member of the AT&T affiliate network, SunCom has a footprint that runs throughout the Central US from the Great Lakes to the Gulf of Mexico with a subscriber base of approximately 10% the total size of AT&T Wireless.

DIRECTV

Earlier this year Mosaic announced it had secured fee for service work for DIRECTV with the development and maintenance of an internet-based Order Management System. Paradigm Direct worked to expand this relationship and is now acquiring a significant number of customers for DIRECTV through various direct marketing channels on a fee for performance basis.

Both the DIRECTV and SunCom contracts are tremendous examples of how the Paradigm group is rolling out its customer acquisition platform to additional Brand Partners to diversify its client base.

Guinness United Distillers and Vintners (GUDV)

Mosaic has been one of several agencies providing promotional services across the US to GUDV over the past couple of years. The range of equity events conducted by Mosaic has yielded tremendous results for GUDV. As a result, when two of the five GUDV regions decided to consolidate their activities with one outsourced partner, Mosaic came out the clear winner. Both the Northeast and Southwest regions have expanded their relationship with Mosaic, awarding it agency of record status for all off and on-premise promotions.

British Broadcasting Corporation (BBC)

Mosaic's Sales Service unit in the UK will be facilitating the sale of TV licenses for the BBC to households that have not yet purchased a TV license. As part of the initial testing phase, Mosaic will be visiting 400,000 homes over an 8-month period using its Home Service team. The Home Service team currently visits over 1 million households per year collecting insurance premiums for The Prudential and The Wesleyan. Leveraging the Home Service team for non-insurance business is an early implementation of the expansion plan for Mosaic's Home Service business in the UK.

"Combined, these five contracts have the potential to represent approximately $85 million in revenue for Mosaic next year," said Preston. "This will be a significant step towards filling our new business gap for 2002."

Financial Flexibility

As announced last month, Mosaic completed a private placement of US$57 million in Canadian Originated Preferred Securities ("COPrS"). The issue was placed with the US investment arms of three major insurance companies and was arranged in the US by Merrill Lynch.

The proceeds of the issue were used to pay down amounts drawn on Mosaic's existing $400 million revolving senior credit facility. This will give Mosaic the financial flexibility it needs to continue to grow in the future.

At June 30, 2001, Mosaic owed approximately $154 million under this facility. By actively focusing on paying down the amount owed on this facility, Mosaic intends to get this number down to $110 million by the end of the fiscal year.

In April 2002 Mosaic will be required to pay the balance on its Paradigm acquisition, which was estimated last quarter to be US$50 million. Recent major contract wins and the demonstrated success of many of its pay-for-performance programs have resulted in better than expected results from the Paradigm unit. As a result, Mosaic now expects to pay approximately US$100 million to US$125 million should these success rates continue for the duration of the year. This payment may be made in cash or Mosaic shares at Mosaic's

options. Mosaic anticipates that approximately 50% of the payment will be shares.

Senior Management Team Completed

During the second quarter, Mosaic completed the build of its senior management team with the addition of Colin Moore in the role of President, and David Thacker as the Vice President Human Resources. "This is an incredible accomplishment to assemble such a group of extremely talented individuals who possess incredible skills as marketers, business developers and operators," said Preston. "Along with myself, this senior management team will ensure Mosaic's continued success in the future."

Third Quarter Earnings Guidance

Looking forward to the third quarter for fiscal 2001, Mosaic anticipates revenue to be in the range of $225 million to $235 million with diluted EPS from continuing operations estimated between $0.16 and $0.17. These EPS numbers compare to $0.15 as restated from $0.16 in the third quarter 2000 to reflect the retroactive adoption of the treasury method of EPS calculation.

Mosaic reiterated its earnings guidance for the remainder of 2001 with revenues now expected to exceed $825 million versus the previously stated $800 million. Projected EBITDA remains at $96 million for the year, and the estimate for diluted EPS remains at $0.50 and cash EPS at $0.62.

<<

Financial Highlights

	Three months ended June 30, (in thousands except per share amounts)			Six months ended June 30, (in thousands except per share amounts)		
	2001	2000	%Change	2001	2000	%Change
Revenues	$ 213,038	$ 110,258	93%	$ 384,880	$ 201,385	91%
EBITDA (1)	23,200	15,211	53%	40,796	25,048	63%
Cash earnings (2)	11,715	8,946	31%	18,790	13,826	36%
Earnings from continuing operations	9,172	7,432	23%	13,694	10,893	26%
Per share amounts:						
Cash earnings (2):						
Basic	$ 0.15	$ 0.12	25%	$ 0.25	$ 0.19	32%
Diluted	$ 0.15	$ 0.12	25%	$ 0.24	$ 0.18	33%
Earnings from continuing operations:						
Basic	$ 0.12	$ 0.10	20%	$ 0.18	$ 0.15	20%
Diluted	$ 0.12	$ 0.10	20%	$ 0.18	$ 0.14	29%

(1) Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes.
(2) Earnings from continuing operations before net-of-tax goodwill charges.

See accompanying notes to financial statements

MOSAIC GROUP INC.
Consolidated Statements of Operations (Unaudited)

(In thousands of dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Revenues	$ 213,038	$ 110,258	$ 384,880	$ 201,385
Direct costs	154,690	70,878	275,761	130,099
Gross profit	58,348	39,380	109,119	71,286
Selling, general and administrative	35,148	24,169	68,323	46,238
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	23,200	15,211	40,796	25,048
Depreciation and other amortization	3,203	1,596	6,620	3,178
Interest, net	4,959	1,691	10,008	3,431
Minority interest	(334)	16	(629)	57
Earnings from continuing operations before income taxes and goodwill charges	15,372	11,908	24,797	18,382
Income taxes:				
Current	2,946	2,244	4,826	3,536
Future	711	718	1,181	1,020
	3,657	2,962	6,007	4,556
Earnings from continuing operations before goodwill charges	11,715	8,946	18,790	13,826
Goodwill charges, net of income taxes	2,543	1,514	5,096	2,933
Earnings from continuing operations	9,172	7,432	13,694	10,893
Loss from discontinued operations, net of income taxes	-	(1,142)	-	(1,382)
Loss on divestiture or discontinuance of Operations, net of income taxes of $5,000 (2000 - nil)	-	-	(8,324)	-
Net earnings	$ 9,172	$ 6,290	$ 5,370	$ 9,511
Earnings per share:				
Basic	$ 0.12	$ 0.09	$ 0.07	$ 0.13
Diluted	$ 0.12	$ 0.08	$ 0.07	$ 0.13

Earnings per share from continuing operations before goodwill charges:				
Basic	$ 0.15	$ 0.12	$ 0.25	$ 0.19
Diluted	$ 0.15	$ 0.12	$ 0.24	$ 0.18
Earnings per share from continuing operations:				
Basic	$ 0.12	$ 0.10	$ 0.18	$ 0.15
Diluted	$ 0.12	$ 0.10	$ 0.18	$ 0.14
Weighted average number of shares outstanding (in thousands):				
Basic	76,018	71,822	75,526	71,394
Diluted	77,715	75,522	77,091	75,255

See accompanying notes to financial statements

MOSAIC GROUP INC.
Consolidated Statements of Cash Flows (Unaudited)
(In thousands of dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Cash provided by (used in):				
Operations:				
Earnings from continuing operations	$ 9,172	$ 7,432	$ 13,694	$ 10,893
Items not involving cash:				
Depreciation and other amortization	3,203	1,596	6,620	3,178
Non-cash interest and finance costs	434	188	856	376
Future income taxes	711	718	1,181	1,020
Goodwill charges	2,543	1,514	5,096	2,933
Other	(334)	515	(629)	56
Cash flow from continuing operations	15,729	11,963	26,818	18,456
Net changes in non-cash operating working capital from continuing operations	(20,900)	487	(19,976)	2,218
	(5,171)	12,450	6,842	20,674
Financing:				
Issue of common shares, net of costs and share repurchases	277	1,186	587	5,176

Issue of equity instruments, net of costs	83,893	-	83,893	-
Proceeds on issue of long-term debt	300	24,690	24,300	34,440
Repayment of long term debt	(71,648)	(9,222)	(107,647)	(14,218)
Decrease in bank indebtedness	(558)	(940)	(2,751)	(3,149)
	12,264	15,714	(1,618)	22,249
Investments:				
Acquisition of businesses, net of cash acquired, continuing operations	(2,938)	(14,023)	(4,895)	(24,373)
Additions to property and equipment, continuing operations	(2,532)	(2,952)	(6,691)	(7,139)
Additions to other long-term assets, continuing operations	(405)	(675)	(2,259)	(2,577)
	(5,875)	(17,650)	(13,845)	(34,089)
Impact of foreign exchange effect on cash	(105)	69	95	-
Net cash used in discontinued operations	(1,335)	(990)	(5,446)	(1,531)
Increase (decrease) in cash position	(222)	9,593	(13,972)	7,303
Cash, beginning of period	1,663	7,746	15,413	10,036
Cash, end of period	$ 1,441	$ 17,339	$ 1,441	$ 17,339
Cash flow from continuing operations per share:				
Basic	$ 0.21	$ 0.17	$ 0.36	$ 0.26
Diluted	$ 0.20	$ 0.16	$ 0.35	$ 0.25

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

See accompanying notes to financial statements

MOSAIC GROUP INC.
Consolidated Balance Sheets

(In thousands of dollars)

	June 30,	December 31,

	2001	2000
	(unaudited)	(audited)
Assets		
Current assets:		
Cash	$ 1,441	$ 15,413
Accounts receivable	128,165	77,387
Work in progress and unbilled revenue	21,066	23,430
Inventory and other current assets	17,262	16,299
Net assets of discontinued operations	-	5,781
	167,934	138,310
Property and equipment	46,869	45,763
Goodwill, net of accumulated amortization	421,632	430,824
Future income taxes	7,294	7,020
Other assets	24,915	26,168
	$ 668,644	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 394	$ 3,145
Accounts payable and accrued liabilities	144,189	129,130
Deferred revenue	28,155	23,576
Accrued acquisition liabilities	26,954	38,424
Income taxes payable	920	2,424
Current portion of long-term debt	238	272
	200,850	196,971
Long-term debt	153,982	227,337
Future income taxes	12,710	14,287
Minority interest	2,735	3,321
Shareholders' equity:		
Share capital	279,661	187,442
Foreign currency translation adjustment	(17,608)	(13,630)
Retained earnings	36,314	32,357
	298,367	206,169
	$ 668,644	$ 648,085

See accompanying notes to financial statements

Consolidated Statements of Retained Earnings

(Unaudited)
(In thousands of dollars)

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Retained earnings, beginning of period	$ 27,458	$ 33,676	$ 32,357	$ 30,455
Net earnings	9,172	6,290	5,370	9,511
Repurchase of shares in excess of average issue price	(191)	-	(1,288)	-
Distributions on equity instruments, net of income taxes $102 (2000 - nil)	(125)	-	(125)	-
Retained earnings, end of period	$ 36,314	$ 39,966	$ 36,314	$ 39,966

See accompanying notes to financial statements

MOSAIC GROUP INC.
Notes to Consolidated Financial Statements

1. Significant accounting policies

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

Equity instruments:

The company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares. Accordingly, these securities are included in shareholders' equity and any distributions thereon, net of taxes, are recorded as a reduction of retained earnings.

Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less the distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

2. Share capital

Equity instruments - Canadian Originated Preferred Securities (COPrS):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 and an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds of sale of the requisite number of common shares of the company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

3. Comparative figures

During the first half of 2001, the Company divested its operations in Continental Europe through either the sale or shutdown of all those businesses. The results of these operations and the loss on divestiture or discontinuance have been disclosed in the financial statements as discontinued operations. Comparative figures for 2000 have been restated to reflect continuing operations.

4. Segmented information

During the first quarter of 2001, the Company established the Performance Marketing division with the integration of Paradigm Direct and eForce. With this, the Company's continuing operations have three operating segments: North America, Performance Marketing and the United Kingdom and Ireland. Segmented reporting for 2000 has been restated to reflect the presentation adopted in the current year. The determination of business segments is based on the identification of the core management teams which operate the Company's business in its principal geographic markets, and the inherent operating risks of those segments.

The accounting policies of the segments are the same as those described in the Company's 2000 annual report and in note 1 above. The Company evaluates performance based on profit or loss before interest, income taxes, non-recurring gains or losses, foreign exchange gains or losses and goodwill charges in relation to the net investment in the operating segment. The Company considers the net investment to be total assets, less current liabilities adjusted to exclude cash, bank indebtedness and the current portion of long-term debt.

Segmented information (continued):

Three months ended and as at June 30, 2001
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 66,536	$ 99,016	$ 47,486	$ -	$ 213,038
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 7,636	$ 13,890	$ 4,192	$ (2,518)	$ 23,200
Depreciation and other amortization	1,564	611	724	304	3,203
Earnings (loss) before interest, income taxes and goodwill charges	$ 6,072	$ 13,279	$ 3,468	$ (2,822)	$ 19,997
Goodwill charges, net of income taxes	$ 673	$ 785	$ 1,085	$ -	$ 2,543
Investments during the year:					
Capital assets, excluding goodwill	2,116	565	(227)	78	2,532
Goodwill	-	-	-	-	-
Net investment, end of the period	$ 146,659	$ 197,036	$ 120,309	$ 2,981	$ 466,985

Three months ended and as at June 30, 2000
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 61,915	$ 2,992	$ 45,351	$ -	$ 110,258
Earnings (loss) before depreciation and amortization, interest and income					

	North America	Performance Marketing	UK & Ireland	Corporate	Total
taxes	$ 7,653	$ 396	$ 8,024	$ (862)	$ 15,211
Depreciation and other amortization	795	100	660	41	1,596
Earnings (loss) before interest, income taxes and goodwill charges	$ 6,858	$ 296	$ 7,364	$ (903)	$ 13,615
Goodwill charges, net of income taxes	$ 614	$ -	$ 900	$ -	$ 1,514
Investments during the year:					
Capital assets, excluding goodwill	1,145	99	1,653	55	2,952
Goodwill	4,815	-	4,380	-	9,195
Net investment, end of the period	$ 136,273	$ 11,445	$ 103,777	$ 21,484	$ 272,979

MOSAIC GROUP INC.
Notes to Consolidated Financial Statements

Segmented information (continued):

Six months ended and as at June 30, 2001
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 124,336	$ 171,736	$ 88,808	$ -	$ 384,880
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 12,687	$ 22,815	$ 9,106	$ (3,812)	$ 40,796
Depreciation and other amortization	3,473	1,074	1,718	355	6,620
Earnings (loss) before interest, income taxes and goodwill					

	North America	Performance Marketing	UK & Ireland	Corporate	Total
charges	$ 9,214	$ 21,741	$ 7,388	$ (4,167)	$ 34,176
Goodwill charges, net of income taxes	$ 1,344	$ 1,561	$ 2,191	$ -	$ 5,096
Investments during the year:					
Capital assets, excluding goodwill	3,853	2,318	432	88	6,691
Goodwill	-	-	-	-	-
Net investment, end of the period	$ 146,659	$ 197,036	$ 120,309	$ 2,981	$ 466,985

Six months ended and as at June 30, 2000
(In thousands of dollars)

	North America	Performance Marketing	UK & Ireland	Corporate	Total
Revenues	$ 103,299	$ 5,737	$ 92,349	$ -	$ 201,385
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 11,295	$ 791	$ 14,452	$ (1,490)	$ 25,048
Depreciation and other amortization	1,544	199	1,353	82	3,178
Earnings (loss) before interest, income taxes and goodwill charges	$ 9,751	$ 592	$ 13,099	$ (1,572)	$ 21,870
Goodwill charges, net of income taxes	$ 1,210	$ -	$ 1,723	$ -	$ 2,933
Investments during the year:					
Capital assets, excluding goodwill	2,769	99	4,216	55	7,139
Goodwill	4,815	-	14,120	-	18,935
Net investment,					

end of the period	$ 136,273	$ 11,445	$ 103,777	$ 21,484	$ 272,979

MOSAIC GROUP INC.
Notes to Consolidated Financial Statements

Geographic Information:

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

For the three months ended and as at June 30
(In thousands of dollars)

	Revenues		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 33,507	$ 36,464	$ 56,032	$ 53,885
United States	130,205	28,443	286,369	71,938
UK and Ireland	49,326	45,351	126,100	108,501
	$ 213,038	$ 110,258	$ 468,501	$ 234,324

For the six months ended and as at June 30
(In thousands of dollars)

	Revenues		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 62,217	$ 62,151	$ 56,032	$ 53,885
United States	230,277	46,885	286,369	71,938
UK and Ireland	92,386	92,349	126,100	108,501
	$ 384,880	$ 201,385	$ 468,501	$ 234,324

(x) The reported financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 2000 and 2001.
>>

Forward Looking Statement

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Additional Information

For additional information on Mosaic Group's second quarter results and 2001 outlook, the reader is invited to access the Mosaic Group Inc. conference call today (July 19, 2001) 4:30 p.m. EST. The dial in number for Toronto and overseas callers is 416-695-9753. The toll-free number for North America is 1-877-461-2814. The 72-hour playback number is 1-888-509-0081 or 416-695-9728. The conference call is also available on a web cast through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Mosaic Group Inc., with operations in Canada, the United States, and the UK/Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. The largest brands in the world turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 07/19/2001

/For further information: Clint Becker, Sr. VP & Chief Financial Officer, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN: ADV
SU: ERN

-30-

CNW 16:30e 19-JUL-01

c3500
r f BC-Mosaic-Intelecom-deal 07-19 0267
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Group exchanges 20% interest in Intelecom
for remaining 25% of eForce

TORONTO, July 19 /CNW/ - Mosaic Group Inc. (MGX:TSE) Canada's leading outsourced marketing services agency, announced today that it has completed a transaction with Intelecom Systems Inc. whereby Mosaic has exchanged its 20% common share holding in Intelecom Systems Inc. of Ronkonkoma, New York for the 25% common share holding of eForce Corp. previously held by Intelecom. As a result of the transactions Mosaic will directly hold 100% of the common share capital of eForce and will no longer have any direct or indirect ownership in Intelecom.

It is the intent of the parties that they will continue to work together to deliver leading edge marketing and billing solutions to their mutual clients.

Mosaic Group Inc., with operations in Canada, the United States, and the UK/Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. The largest brands in the world turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 07/19/2001

/For further information: Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, cox-daviesd(at)mosaicgroupinc.com; Paul King, President and Chief Operating Officer, Intelecom Systems Inc., (631) 468-4128/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN: ADV
SU:

-30-

CNW 16:30e 19-JUL-01

c6083
r f BC-Mosaic-priv.-placemnt 06-20 0703
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Group issues US$57 million in subordinated securities

-- Canadian Originated Preferred Securities Due June 2009 --

TORONTO, June 20 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, today announced a private placement of US$57 million in Canadian Originated Preferred Securities ("COPrS"). The issue was placed with the US investment arms of three major insurance companies, and was arranged in the US by Merrill Lynch.

The COPrS will have a final maturity in June 2009 and will be retired in three equal annual installments beginning in June 2007. Distributions on the COPrS would be paid quarterly, and are based on an annual rate of 10.50%. At Mosaic's option, all distributions and redemption amounts may be paid in either cash or shares of Mosaic. Any shares issued will be priced at the market price at that time, though the company intends to satisfy the obligations in cash.

Under Canadian Generally Accepted Accounting Principles (GAAP), the COPrS will be accounted for as equity and accordingly be included in share capital on Mosaic's balance sheet. Distributions will be reflected, net of tax recovery, as a reduction of retained earnings.

The proceeds of the issue will be used to pay down over $85 million of the amount currently drawn on Mosaic's existing $400 million revolving senior credit facility. Following the repayment, Mosaic will owe approximately $150 million under this facility.

"I am delighted that we have been able to add a new dimension to our capital structure," said Mike Preston, Chairman and Chief Executive Officer of Mosaic Group Inc. "Having an instrument like the COPrS provides our company with a higher degree of financial flexibility. This will enable us to grow our business even farther in the coming years. As we have previously stated, we intend to supplement our organic growth with strategic acquisitions in 2002."

"As we evolve into a new phase of development, we are focusing on putting the right financial structure in place to ensure strong, responsible growth. This means taking our capital structure to a different level," said Clint Becker, Senior Vice President and Chief Financial Officer, Mosaic Group Inc. "Longer term financing products such as this reduce our financial risk exposure and provide us with a stable platform from which to grow our business going forward."

Forward Looking Statements

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, the

United Kingdom, and Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Some of the world's largest brands turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 06/20/2001

/For further information: Please Contact: Clint Becker, Senior Vice President & Chief Financial Officer, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 16:58e 20-JUN-01

c2448
r f BC-Mosaic-Group-growth 06-08 0899
News release via Canada NewsWire, Toronto 416-863-9350

02 [illegible] 15

Attention Business Editors:
Mosaic Group Poised for Growth in 2001

- Shareholders Approve all Resolutions at AGM -

TORONTO, June 8 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, announced at its Annual and Special Meeting yesterday that all five resolutions, as outlined in the Management Proxy Circular, put before shareholders had been passed. Mosaic management also presented an overview of the three operating divisions and outlined the Company's plan for growth going forward.

Mosaic Chairman and CEO Mike Preston, explained to shareholders that the Company is ideally positioned to take advantage of the trends and growth opportunities in the marketing services industry.

Throughout 2000 and into 2001, Mosaic modified its infrastructure and evaluated its operating metrics to transform itself into a more efficient, more profitable company. This has given Mosaic the strong foundation it needs to build the business going forward. Mosaic is now in the businesses and geographies it wants to be in. This strategy has proven successful with Mosaic continuing to grow at a pace faster than that of its peers. To date results for 2001 have been strong as we continue to secure multi-million dollar deals. Over the past five years, Mosaic has posted an annual average organic growth rate of 24 percent.

The meeting also served as an opportunity to introduce shareholders to Mosaic's new senior management team, specifically Mosaic's new President Colin Moore. Mosaic committed to building the strength of its senior management team in order to support the Company's growth initiatives going forward. "We have built the strongest senior management team Mosaic has ever seen," said Preston. "I look forward to working with this team to lead Mosaic through its next successful stage of development and profitability."

For the coming years Mosaic has set some aggressive goals financially and operationally. Financially the primary focus will be debt reduction. Mosaic does not intend to make any significant acquisitions until 2002, which will enable its primary use of operating cash flow to be the repayment of bank indebtedness.

Mosaic will also have the operational structure in place to enable it to continue to grow the business organically by leveraging existing client relationships and by leveraging its diverse range of service offerings.

"This is the new Mosaic," said Preston. "We have come far, yet we have much farther to go. By continuing to integrate new and existing businesses, achieving revenue synergies from cross selling, building new technologies to support our service delivery, and continuing to improve our operating and cash flow metrics, we will become the world leader in marketing services. We will achieve multi-billion dollar revenues and continued profitability, making Mosaic a great investment."

"I am pleased that the shareholders voted in favour of increasing the maximum number of shares reserved for issuance for our Employee Share Purchase and Option Plan and our Incentive Compensation Plan," said Preston. "This enables us to not only attract the quality employees we need to grow our businesses, it also allows us to retain those talented individuals who continue to work to the level of excellence that makes Mosaic a leader in this industry."

Shareholders also ratified the Company's Shareholder Rights Plan, which was issued on February 21st, 2001.

Anyone interested in listening to, and reviewing the presentations made at Mosaic Group's Annual General and Special Meeting is invited to review an archived web cast of the meeting on the Company's web site at www.mosaicgroupinc.com. The web cast is available in audio only or a virtual

presentation that includes the powerpoint presentation slides.

Forward Looking Statements

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. The largest brands in the world turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 06/08/2001

/For further information: Clint Becker, Chief Financial Officer, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 10:59e 08-JUN-01

c5529
r f BC-Mosaic-Grp-President 05-16 0763
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Group hires Colin Moore as President

-- Additional Management Strength to Fuel Mosaic Group's Growth --

TORONTO, May 16 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, today announced the appointment of Colin W. Moore to the role of President. Mr. Moore will assume leadership responsibility for all of Mosaic's operating divisions, and will report to Mike Preston, Chairman and Chief Executive Officer of Mosaic Group.

Mr. Moore has more than 20 years of international marketing, sales, and general management experience in the consumer goods and restaurant industries, most recently as Senior Vice President of Tricon Global Restaurants International. From 1996-2000, Mr. Moore was the President of Tricon Canada, where he led the Canadian KFC, Pizza Hut, and Taco Bell restaurant chains. Prior to returning to Canada, Mr. Moore spent 8 years in the United States in a variety of senior marketing and operational executive positions with both KFC and Pepsi.

"We are delighted to welcome Colin to the Mosaic team," said Mr. Preston. "Colin is a terrific leader of people, and has a wealth of operating experience that he brings to Mosaic Group. He has a proven track record of leading in the entrepreneurial arena, integrating business units, and using his detailed understanding of a business' key drivers to deliver consistent profit growth."

"Adding Colin Moore is another significant step in our plan to build management infrastructure to drive longer-term growth at Mosaic. Colin will lead an outstanding team of people focused on delivering both operational excellence and business development. Over the last few months we have brought together a group of professional, operationally skilled business leaders -- Brian Meagher, Ed Brown, Ben Kaak, and now Colin Moore, to ensure that we have the right blend of management talent focused on the continued improvement of Mosaic's operating profitability and the management of Mosaic's human, technological and financial resources."

"I am very pleased to join an exciting, growth-oriented company like Mosaic Group," said Mr. Moore. "Working with Mike Preston and the other senior management members at Mosaic is a terrific opportunity. Mosaic's below-the-line marketing and pay for performance focus represents the future, and I look forward to being part of the growth of this organization in the years ahead."

"I'm excited," said Mr. Preston. "Now that we will have an outstanding operator like Colin focused on our day-to-day business, I can concentrate on the strategic direction, long-term planning, and client development for Mosaic. I am looking forward to working with Colin and our leadership team as together, we take Mosaic Group farther...to the next stages of our progress towards being the pre-eminent below-the-line marketing services agency in all markets in which we operate."

Forward Looking Statements

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other

forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Mosaic Group Inc., with operations in Canada, the United States, the United Kingdom, and Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 05/16/2001

/For further information: Clint Becker, Chief Financial Officer, Mosaic Group Inc., (416) 813-4275, email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: PER

-30-

CNW 16:45e 16-MAY-01

c1072
r f BC-Mosaic-Q1-earnings 05-03 1494
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business/Financial Editors:
Mosaic Group posts strong first quarter results

-- Diluted Cash Earnings per Share Increases by 29% and Revenues up by 89% --

TORONTO, May 3 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, announced today that it continued its trend of strong earnings growth for the period ending March 31, 2001. Posting its 18th consecutive quarter of year over year revenue growth, Mosaic has also reported an average quarterly organic growth rate of 27% since 1996.

Financial highlights from continuing operations(x) for this quarter include:

- Revenues at $171.8 million - up 89% or $80.7 million from Q1 2000.
- EBITDA at $17.6 million - up 79% from Q1 2000.
- Cash Earnings at $7.1 million - up 45% from Q1 2000.
- Diluted Cash Earnings per Share (Cash EPS) at $0.09 - up 29% from Q1 2000.
- GAAP Earnings per Share at $0.06 - up 20% from Q1 2000.

"Mosaic has consistently outpaced the growth of its peers within an industry that is clearly expanding," said Mike Preston, Chairman and CEO Mosaic Group Inc. "We have posted 18 consecutive quarters of continued growth while adding to our blue chip client list. We are building our business by taking our clients' business farther every time we deal with them.

Our organic growth comes not only from securing new client wins, but from the cross-selling wins that are characteristic of a mature company able to leverage a robust and diverse range of service offerings."

New Client Wins

In the first quarter of 2001, Mosaic's newly acquired business unit Paradigm, has secured new client business worth between $20 million and $25 million a year in revenue. Combined with new client wins from Mosaic's other business units, and increases in spending from some existing clients, Mosaic has made significant progress in closing its new business gap for 2001.

DIRECTV

Paradigm has enabled DIRECTV to expand its business even further by developing an upgraded Order Management System (OMS). Although Paradigm had built DIRECTV's previous OMS infrastructure, Paradigm recognized there would be a future need for added flexibility in the system. The newly developed OMS is now an Internet-based order entry system allowing the placement of orders, financial processing, and validation of customer addresses in addition to providing easy integration with DIRECTV's systems for the scheduling of installations.

Paradigm has also been contracted to provide its customer acquisition platform in addition to this fee for service offering. Through its continued efforts to provide DIRECTV with value added services, Paradigm has become an integral part of DIRECTV's business model. This is a classic example of being our clients' most trusted and valued partner.

New Power

During the first quarter of 2001, Paradigm signed a contract with New Power to acquire residential and commercial customers through a variety of

direct response channels such as outbound telemarketing, inbound telemarketing, direct mail and "feet on the street". New Power was formed by Enron Corp., the largest buyer and seller of electricity and natural gas in North America. Paradigm had previously provided contract marketing services to New Power. Through diligent effort, Paradigm was able to expand the contract to include the performance-based customer acquisition component.

New European COO

Mosaic has appointed a new Chief Operating Officer for its UK/Ireland division. Ed Brown, joins Mosaic from KP McVitie's - a division of United Biscuits in the UK and one of the leading snack food companies in that country. Mr. Brown has enjoyed a distinguished career spanning over 20 years where he has held various senior marketing and corporate positions in companies such as PepsiCo and Colgate Palmolive.

"I look forward to Ed's input on our senior management team," said Mr. Preston. "Ed is already a familiar face amongst many of our senior people from his PepsiCo days and he is held in very high regard by everyone who has dealt with him on a professional level. His insightful people skills have earned him a reputation for bringing out the best in his people."

"I was very impressed with Mosaic's reputation for excellence, the 'can do' attitude of its people and the blue chip client list that would be the envy of any agency," said Ed Brown, Chief Operating Officer Mosaic UK/Ireland. "It's a company that is not afraid of making the tough decisions needed to succeed. I'm excited about joining Mosaic because I see challenges that need to be grasped, and a company that has the potential to grow even more."

Mosaic Group Inc. Estimated 2001 Financial Information for Continuing Operations

The following estimated financial information is for Mosaic Group Inc. The reader is directed to the section entitled 'Forward-Looking Information' for an understanding of the risks inherent in relying on the estimated 2001 figures.

<<

Mosaic Group Inc
Estimated 2001 Results (From Continuing Operations(x))
(in thousands of Canadian dollars, except for per share amounts)

	Fiscal 2001	Q2 2001
Revenues	$ 800,000	$185,000 to $205,000
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	$ 96,000	
Diluted earnings per share before goodwill (Cash EPS)	$ 0.62	
Diluted earnings per share	$ 0.50	$0.11 to $0.12

MOSAIC GROUP INC.
Financial Results
Three months ended March 31, 2001 and 2000 (unaudited)
(In thousands of dollars, except per share amounts)

	2001	2000

Revenues	$	171,842	$	91,127
Gross Profit		50,771		31,906
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)		17,596		9,837
Depreciation and other amortization		3,417		1,582
Interest, net		5,049		1,740
Minority interest		(295)		41
Earnings from continuing operations before income taxes, and goodwill charges		9,425		6,474
Income Taxes		2,350		1,594
Earnings from continuing operations before goodwill charges		7,075		4,880
Goodwill charges		2,553		1,419
Earnings from continuing operations		4,522		3,461
Discontinued operations		(8,324)		(240)
Net earnings (loss)	$	(3,802)	$	3,221
Earnings (loss) per share:				
Basic	$	(0.05)	$	0.05
Diluted	$	(0.05)	$	0.05
Earnings from continuing operations per share before goodwill charges:				
Basic	$	0.09	$	0.07
Diluted	$	0.09	$	0.07
Earnings from continuing operations per share				
Basic	$	0.06	$	0.05
Diluted	$	0.06	$	0.05
Weighted average number of shares Outstanding (in thousands)				
Basic		75,998		71,012
Diluted		77,446		75,035

>>

(x) The reported financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 2000 and 2001.

Forward Looking Statement

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of

capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Additional Information

For additional information on Mosaic Group's first quarter results and 2001 outlook, the reader is invited to access the Mosaic Group Inc. conference call today (May 3, 2001) 4:30 p.m. EST. The dial in number for Toronto and overseas callers is 416-695-9753. The toll-free number for North America is 1-877-461-2814. The 72-hour playback number is 1-888-509-0081 or 416-695-9728. The conference call is also available on a web cast through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section.

Readers are also invited to attend Mosaic's Annual General Meeting on Thursday June 7th at 4:30 p.m. at the Design Exchange, 234 Bay Street, Toronto. For further information please contact Donna Cox-Davies, Director of Communications at 416-813-4279.

Mosaic Group Inc., with operations in Canada, the United States, and the UK/Ireland, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 05/03/2001

/For further information: Please Contact: Clint Becker, Chief Financial Officer, Mosaic Group Inc., (416) 813-4275,
email: beckerc(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279,
Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: ERN

-30-

CNW 16:10e 03-MAY-01

c5551
r f BC-Mosaic-Grp-announces 02-21 0559
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business Editors:
Mosaic Group Inc. adopts Shareholder Rights Plan

TORONTO, Feb. 21 /CNW/ - Mosaic Group Inc. (MGX:TSE) announced today that its Board of Directors has adopted a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The rights plan addresses the Company's concerns that existing Canadian legislation does not allow sufficient time, if a take-over bid is made, for either the board of directors or the shareholders to properly consider a take-over bid, or for the board of directors to seek alternatives to such a bid.

The rights plan is effective immediately upon receipt of regulatory approval and will provide Mosaic's Board of Directors and the shareholders more time to fully consider any unsolicited take-over bid for the Company. It will also allow more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value. Shareholders will be asked to confirm the rights plan at the Annual Meeting of the shareholders to be held on June 7th, 2001.

The rights issued under the rights plan become exercisable when a person, together with any party related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of Mosaic's Board of Directors. Should such an acquisition occur, rights holders, other than the acquiring person and related persons, can purchase common shares of the Company at a substantial discount to market price.

Under the rights plan, a Permitted Bid is a bid made to all holders of Mosaic's common shares that is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender.

Commenting on the adoption of the rights plan, Mike Preston, Chairman and CEO, Mosaic Group, said "The Board considered that it was prudent to adopt a shareholder rights plan, at this time, in order to protect the rights of all shareholders. The rights plan is similar to plans adopted recently by several other Canadian companies." The directors are not aware of any specific take-over bid for Mosaic that has been made or is contemplated at this time.

Mosaic Group Inc., with operations in Canada, the United States, and Europe, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 02/21/2001

/For further information: Please Contact: Ben Kaak, EVP and CFO, Mosaic Group Inc., (416) 813-4272, email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario

IN:
SU: SRP

-30-

CNW 16:20e 21-FEB-01

c5552
r f BC-Mosaic-Grp-earnings 02-21 2746
News release via Canada NewsWire, Toronto 416-863-9350

02 AUG 15

Attention Business/Financial Editors:
Mosaic Group increases 2000 revenue from continuing operations by 31%

-- Fully Diluted Cash Earnings per Share Increases by 76% --

TORONTO, Feb. 21 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, announced today that it continued to increase revenue and cash earnings for the quarter ended December 31, 2000, which contributed to its overall performance for fiscal 2000.

Financial highlights from continuing operations(x) for Q4 include:

Revenues at $146 million - up 42% or $42.8 million from Q4 1999.
EBITDA at $20.8 million - up 127% from Q4 1999.
Cash Earnings at $10.5 million - up 76% from Q4 1999.
Fully Diluted Cash Earnings per Share (Cash EPS) at $0.14 - up 75% from Q4 1999.

Financial highlights from continuing operations(x) for Fiscal 2000

Revenues at $493.7 million - up 31% or $115.7 million from 1999.
EBITDA at $67 million - up 81% from 1999.
Cash Earnings at $37.6 million - up 87% from 1999.
Fully Diluted Cash Earnings per Share (Cash EPS) at $0.51 - up 76% from 1999.

(x) The above unaudited Pro Forma financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 1999 and 2000. These Continental European operations have been discontinued subsequent to year-end and will be reported separately as discontinued operations beginning in the first quarter of 2001.

Mosaic's Strategy Going Forward

With the acquisition of Paradigm Direct late in fiscal 2000, your management team did a thorough evaluation and analysis of the strengths, weaknesses and opportunities within our business. As a result of this work, we have developed a list of key priorities and initiatives that we believe will build on our success into the future.

Mosaic's 2001 initiatives include:

- The establishment and development of a Performance Marketing division - This will involve the integration of Paradigm Direct, eForce and Mosaic's 20% holding in Intelecom;
- Further building the management team - Establishing Chief Operating Officers for each of Mosaic's three business divisions (Performance Marketing, North America and the UK) and Business Development Officers in North America and the UK;
- Improving core metrics, including a focus on fewer, larger units and prudent management of human resources; and
- Divesting of Mosaic's Continental Europe business.

Operational Realignment

Mosaic has realigned its operations across geographic regions in order to leverage strengths and take advantage of cross selling opportunities between divisions. This will enable Mosaic to fully utilize its integrated capabilities across North America and the UK and facilitate further organic growth.

Performance Marketing - This group will be ideally positioned to take advantage of the "Pay for Performance" trends emerging in the marketplace and is an area where Mosaic sees the greatest potential for growth. This division will offer clients an "end-to-end" solution from customer acquisition to customer care and billing. The Performance Marketing group's mandate will be global.

Mosaic North America - This unit will comprise of all Mosaic's North American sales, marketing, digital and organizational performance businesses in North America.

Mosaic Europe - This unit will comprise of all Mosaic's sales, marketing and organizational performance businesses in the UK and Ireland.

Building Mosaic's Management Team

Mosaic's management team has been realigned to ensure the proper development and integration of operations. The assignments of some existing management will be changed to allow them to spend a greater proportion of their time playing to their strengths. Additionally, the company will be building and deepening its management infrastructure to take Mosaic to its stated goal of becoming a $2 to $3 billion company in two to three years.

Mike Cottman has been the Vice-Chairman, President and COO. Four years ago, when Mike joined Mosaic through the acquisition of FMCG, he promised that he would give Mosaic 5 years of service. Mike has now indicated his wish to retire from Mosaic in a little over one year's time. At that time he will more than have lived up to his promise. This advance notice gives us sufficient time to plan for an orderly transition. We will build a replacement management infrastructure to ensure the continued growth and client care that Mike has previously provided. We have already begun to recruit and reorganize to support this change. This move will allow Mike, over the next year, to play to his considerable strengths in winning new business for Mosaic. He has been instrumental in creating opportunities to realize many of the largest and most important new business initiatives in Mosaic's history, including the Prudential Home Service initiatives and the recently announced Sainsbury's e-CRM program. This is Mike delivering on his mantra - think ten times not ten percent and think multi-year, multi-million. As Mosaic continues on its declared path of significant organic growth, Mike will continue to work on major new initiatives until his retirement.

Consistent with his desire to retire, Mike has resigned as a director of Mosaic and subsidiary companies effective at today's board meeting.

As Chairman and CEO of Mosaic, Mike Preston has assumed the day-to-day operational responsibilities. Mosaic is currently undertaking a search for a Chief Operating Officer for the UK and Ireland.

Effective March 1st, 2001, the following additional changes will take place.

Tony LaSorda, President and Chief Operating Officer for North America, will become Chief Development Officer, North America. Tony has, since 1996, been the key driver of growth and development for the company across North America. Tony will continue to head up the Mosaic InfoForce business worth $500 million over the next 10 years.

Brian Meagher will become Chief Operating Officer, North America. Brian

joined Mosaic in August 2000 as President Mosaic Group Canada. Previously Brian was the President of Maple Leaf Foods' consumer foods division.

Ben Kaak, Executive Vice-President and Chief Financial Officer, will become Chief Operating Officer of Mosaic's newest division, Performance Marketing. Ben has been instrumental in building Mosaic and in financing its growth. In his new role, Ben will provide the leadership necessary to build this business into the world leader in performance marketing, as well as integrating Mosaic's most recent acquisition, Paradigm, with eForce and Intelecom in the Performance Marketing division. Ben's in-depth understanding of Mosaic's full range of service offerings, positions this business to leverage the synergies between the Performance Marketing group and Mosaic's other divisions.

Clint Becker, Mosaic's current Vice-President, Finance, will be promoted to Chief Financial Officer. Clint has been an integral member of the leadership team that has led Mosaic Group through the last three and a half years. Clint is well known to Mosaic's banking and investment community.

Improving Core Metrics

As a service company, it is critical for Mosaic to monitor and maintain key operating metrics, including staff levels. This is an area that Mosaic is required to manage quickly and proactively to ensure profitability in changing economic conditions. As a result, approximately 60 full-time employee positions in North America and Europe (UK) were recently eliminated. This will result in a charge of approximately $1.5 million, which is being taken in the first quarter of 2001.

Divesting Mosaic's Continental Europe Business

In completing its strategic review, management determined in the first quarter of 2001 that the development of the Continental European business no longer constituted a strategic priority. As a result, management determined that it would divest the Company of its Continental European segment in order to focus its management and capital resources in its three major markets.

The Continental European segment in fiscal 2000 was in 11 different countries, had combined revenues of $28 million and recorded an after tax loss (before goodwill write-off) of $3.1 million.

For fiscal 2000, management will record a non-cash one-time goodwill write-down of $24.5 million ($0.33 per fully diluted share) related to such operations. For fiscal 2001, the divestiture of the Continental European segment will be treated for accounting purposes as a discontinued operation with the anticipated first quarter charge related to one-time exit costs estimated to be in the range of $5 to $10 million ($0.06 to $0.12 per fully diluted share).

Reporting Highlights for 2000

"Achieving a cash EPS growth rate of 76% from continuing operations in a year when the average advertising spending worldwide posted an increase of 8.5%, is a testament to the sound fundamentals of the marketing industry in which Mosaic operates," said Mike Preston, Chairman and CEO, Mosaic Group. "We have achieved some incredible milestones over the past year by creating our own marketing space with our service offerings, and by growing at a strong pace organically and through strategic acquisitions. We continue to make the tough decisions needed to position Mosaic in the increasingly demanding marketplace.

"It is clear that in 2001 the economy will not grow as it did in 2000. Fortunately Mosaic's business has a high degree of recession resistance because we provide adaptable, responsive services that suit client budgets, we provide outsourcing solutions when headcounts are reduced, and clients of our performance marketing division have a strong incentive to stay with service providers who share risk in an uncertain economic environment," said Preston. "Having said that we do have some exposure to spending slowdowns. We have revised our 2001 targets to reflect our view that the overall economy and related marketing spending growth will slow in the major markets that we serve."

<<

MOSAIC GROUP INC.
Consolidated Statements of Operations - Years ended December 31
(In thousands of dollars, except per share amounts)

	Statutory		Pro Forma Continuing Operations	
	2000 Audited	1999 Audited	2000 Unaudited	1999 Unaudited
Revenues	$ 521,463	$ 400,426	$ 493,662	$ 378,006
Direct costs	338,982	265,144	318,760	252,393
Gross profit	182,481	135,282	174,902	125,613
Selling, general and administrative	119,042	93,987	107,605	88,492
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	63,439	41,295	67,297	37,121
Depreciation and other amortization	10,403	5,536	9,422	5,241
Interest, net	9,386	6,605	8,994	6,445
Minority interest	(393)	-	(393)	-
Earnings before income taxes and goodwill charges	44,043	29,154	49,274	25,435
Income taxes:				
Current	9,228	1,999	10,651	1,278
Future	246	4,387	976	4,075
	9,474	6,386	11,627	5,353
Earnings before goodwill charges	34,569	22,768	37,647	20,082
Goodwill charges, net of income tax	31,956	5,052	6,738	4,569

Net earnings (loss)	$ 2,613	$ 17,716	$ 30,909	$ 15,513
Earnings (loss) per share:				
Basic	$ 0.04	$ 0.27	$ 0.43	$ 0.23
Fully diluted	$ 0.04	$ 0.26	$ 0.42	$ 0.23
Earnings per share before goodwill charges:				
Basic	$ 0.48	$ 0.34	$ 0.52	$ 0.30
Fully diluted	$ 0.47	$ 0.33	$ 0.51	$ 0.29
Weighted average number of shares outstanding (in thousands):				
Basic	72,060	66,468	72,060	66,468
Fully diluted	75,131	70,294	75,131	70,294

The above Pro Forma financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 1999 and 2000. These Continental European operations have been discontinued subsequent to year-end and will be reported separately as discontinued operations beginning in the first quarter of 2001.

MOSAIC GROUP INC.
Consolidated Statements of Operations
Three months ended December 31
(In thousands of dollars, except per share amounts)

	Statutory		Pro Forma Continuing Operations	
	2000 Audited	1999 Audited	2000 Unaudited	1999 Unaudited
Revenues	$ 155,031	$ 115,998	$ 145,766	$ 102,933
Direct costs	101,334	78,252	94,153	70,686
Gross profit	53,697	37,746	51,613	32,247
Selling, general and administrative	34,794	25,463	30,791	23,088
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	18,903	12,283	20,822	9,159
Depreciation and other amortization	5,105	1,342	4,609	1,225

Interest, net	3,333	1,459	3,163	1,350
Minority interest	(318)	-	(318)	-
Earnings before income taxes and goodwill charges	10,783	9,482	13,368	6,584
Income taxes:				
Current	2,804	165	3,704	83
Future	(872)	1,586	(870)	543
	1,932	1,751	2,834	626
Earnings before goodwill charges	8,851	7,731	10,534	5,958
Goodwill charges, net of income taxes	26,870	1,365	2,217	1,180
Net earnings (loss)	$ (18,019)	$ 6,366	$ 8,317	$ 4,778
Earnings (loss) per share:				
Basic	$ (0.25)	$ 0.09	$ 0.11	$ 0.07
Fully diluted	$ (0.25)	$ 0.09	$ 0.11	$ 0.07
Earnings per share before goodwill charges:				
Basic	$ 0.12	$ 0.11	$ 0.14	$ 0.08
Fully diluted	$ 0.12	$ 0.11	$ 0.14	$ 0.08
Weighted average number of shares outstanding (in thousands):				
Basic	72,944	70,798	72,944	70,798
Fully diluted	77,822	74,804	77,822	74,804

The above Pro Forma financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 1999 and 2000. These Continental European operations have been discontinued subsequent to year-end and will be reported separately as discontinued operations beginning in the first quarter of 2001.
>>

Mosaic Group Inc. Estimated 2001 Financial Information for Continuing Operations (Revised from November 16, 2000)

The following estimated financial information is for Mosaic Group Inc. The reader is directed to the section entitled 'Forward-Looking Information' for an understanding of the risks inherent in relying on the estimated 2001 figures.

<<
Mosaic Group Inc
Estimated 2001 Results (From Continuing Operations(x))
(in thousands of Canadian dollars, except for per share amounts)

Revenues	$800,000
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	$ 96,000
Fully diluted earnings per share before goodwill (Cash EPS)	$ 0.62
Fully diluted earnings per share	$ 0.50
Weighted average number of shares Outstanding fully diluted (treasury method)	82 million

>>

(x) The above Pro Forma financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations for both 1999 and 2000. These Continental European operations have been discontinued subsequent to year-end and will be reported separately as discontinued operations beginning in the first quarter of 2001 with the anticipated first quarter charge related to one-time exit costs estimated to be in the range of $5 to $10 million ($0.06 to $0.12 per fully diluted share).

Forward Looking Statement

Statements, estimates and projections in this press release regarding the business of Mosaic Group Inc., which are not historical facts, are "forward-looking statements and projections" that involve risks and uncertainties. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in our projections or other forward-looking statements. Accordingly, we caution readers to consider the risks and uncertainties inherent in relying on forward-looking statements we have made at this or any other time.

Additional Information

For additional information on Mosaic Group's fourth quarter results and 2001 outlook, the reader is invited to access the Mosaic Group Inc. conference call today (February 21, 2001) 4:30 p.m. EST. The dial in number for Toronto and overseas callers is 416-695-9753. The toll-free number for Canada and the US is 1-877-888-3490. The 72-hour playback number is 416-695-9728. The conference call is also available on a web cast through Mosaic's website at www.mosaicgroupinc.com in the Investor Relations section, or www.q1234.com.

Mosaic Group Inc., with operations in Canada, the United States, and Europe, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing,

direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

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/For further information: Ben Kaak, EVP and CFO, Mosaic Group Inc., (416) 813-4272, email: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, Email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU: ERN

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CNW 16:20e 21-FEB-01

c4342
r f BC-Mosaic-Q4-on-Feb-21 02-16 0543
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Mosaic Group to announce Q4 results
February 21, 2001 4:30 p.m.

TORONTO, Feb. 16 /CNW/ - Mosaic Group Inc. (MGX:TSE), Canada's leading outsourced marketing services agency, announced today that its fourth quarter 2000 results will be released on Wednesday, February 21st, 2001, 4:30 p.m. EST.

Following the fourth quarter news release, Mosaic will be holding a conference call to discuss fiscal 2000 fourth quarter performance and the company's outlook going forward for 2001. In accordance with Mosaic's full disclosure policy, the conference call will also be available live and on demand, through Mosaic's web site at www.mosaicgroupinc.com with the link located in the Investor Relations section of the site, or directly through www.q1234.com.

To participate in Mosaic's fourth quarter conference call:

Time: 4:30 p.m. EST
Host: Mike Preston, Mosaic Chairman and CEO and Ben Kaak, EVP and CFO
Toll-free number for North America: 1-877-888-3490
Local and overseas callers: (416) 695-9753
72 - hour replay number: (416) 695-9728

Mosaic would also like to respond directly to several rumours and speculation in the market place which may have led to the recent volatility in its stock price.

Both Chief Executive Officer Mike Preston and Chief Financial Officer Ben Kaak remain active with the company and have not submitted nor been asked to submit their resignations.

As well, rumours surrounding the recent Paradigm acquisition are completely without merit. The Paradigm acquisition was paid for and did close on December 15th, 2000. There are no further consideration payments to be made in the near term until April 2002 at which time the earn out payment, if any, can be made in cash or shares, or any combination thereof, at Mosaic's option. Accordingly, there is no dilution of equity or a requirement to borrow cash (if Mosaic elects to pay the earn out in cash) prior to April, 2002. The ultimate earnings multiple that will be paid under the acquisition agreement will range from approximately 7 to 8.5 times adjusted earnings before taxes, depreciation and amortization based on the 2001 results.

There is also market speculation that insiders are currently selling shares in the market. The filing insiders of the company (those senior managers and directors required under Ontario Securities Commission rules to report their share trades) have been 'blacked out' from share trading since January 30, 2001 and will remain blacked out from buying or selling securities until the fourth trading day after the release of the fourth quarter results.

Mosaic Group Inc., with operations in Canada, the United States, and Europe, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaicgroupinc.com.

%SEDAR: 00002180E

-0- 02/16/2001

/For further information: contact: Ben Kaak, CFO, Mosaic Group Inc., (416) 813-4272, e:mail: kaakb(at)mosaicgroupinc.com; Donna Cox-Davies, Director of Communications, Mosaic Group Inc., (416) 813-4279, e:mail: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

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CNW 14:56e 16-FEB-01

MOSAIC GROUP INC.

ANNUAL INFORMATION FORM

May 15, 2002

TABLE OF CONTENTS

Note: Unless otherwise indicated, (i) all dollar amounts in the Annual Information Form ("AIF") are in Canadian dollars, and (ii) the information in this Annual Information Form is presented as at May 15, 2002.

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Mosaic Group Inc. ("Mosaic") was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on June 28, 1995 and amalgamated with certain of its subsidiaries on January 1, 1998. Mosaic carries on business both through Mosaic Group Inc. and a number of operating subsidiaries. In October 1995, Mosaic completed an initial public offering of its common shares in Ontario. Mosaic's shares trade on The Toronto Stock Exchange under the stock symbol "MGX". Mosaic and its subsidiaries are referred to herein as the "Company".

1.2 Intercorporate Relationships

The diagrams below outline the corporate organization of Mosaic and its significant subsidiaries as of December 31, 2001. Unless otherwise indicated, all such subsidiaries are 100% owned, either directly or indirectly, by Mosaic.

North American Operations



Mosaic Group Inc. (Ont.)
Mosaic Organizational Performance Group Ltd. (Ont.)
eForce Corp. (Ont.)
Mosaic Marketing Services Inc. (Ont.)
S&MG Field Merchandisers Ltd. (Ont.)
Medium One Productions Inc. (Ont.) (68%)
Mosaic Performance Solutions Limited (Ireland)
Mosaic Group (US) Inc. (Del.)***
Mosaic InfoForce GP Holdco, Inc. (Del.) ***
Mosaic InfoForce LP Holdco, Inc. (Del.) ***
TMG Solutions Inc. (Del.)
Mosaic Retail Solutions Inc. (Del.)
Mosaic Relevance Marketing LP Inc. (Del.)***
Mosaic Relevance Marketing GP Inc. (Del.)***
Mosaic Performance Solutions Inc.(Del.)
50%
1%
1%
99%
Mosaic InfoForce LP (Del.)
Mosaic Relevance Marketing LP (Del.)
Mosaic Data Solutions Inc. (Del)

UK Operations



Mosaic Group Inc. (Ont.)
Mosaic Group (United Kingdom) ***
Mosaic Group Solutions (Europe) Limited (UK)
Mosaic Performance Solutions (Europe) Limited (UK)
FMCG Home Service Limited (UK)

Notes: *** Non-operating company .

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Recent History

The following is a summary of certain significant events in the development of the Company's business since January 1999.

Date	Development
April 1999	**Increase in Senior Debt Facility** Mosaic Company announced that it had increased its senior lending facility to $150 million from $100 million. The facility had a three year term, with the term renewable annually with the consent of the lenders. The revised facility, led by the Canadian Imperial Bank of Commerce, included the Bank of Nova Scotia, Dresdner Bank Canada, and Bank One Canada.
April 1999	**Acquisition of STH Stretch The Horizon Holdings Limited ("STH")** Prior to its acquisition, STH was the largest remaining independent direct marketing agency in the United Kingdom. Total consideration was approximately $22.1 million. Since its acquisition, the operations of STH were amalgamated with other subsidiaries in the United Kingdom with effect in January, 2001. As at December 31, 2001, the business and other U.K. subsidiaries were consolidated with and resulted in Mosaic Group Solutions (Europe) Limited.
June 1999	**$180 Million Contract With Prudential U.K.** Mosaic was awarded a 7-year, $180 million contract with the U.K.'s leading insurance company, Prudential PLC, creating one of the largest direct-to-consumer field service forces in the United Kingdom. Prudential outsourced the cash collection of insurance premiums to Mosaic over an initial seven year term, beginning in the first quarter of 2000.
July 1999	**Mosaic Joins TSE 300 Index** The Toronto Stock Exchange announced on July 5, 1999 that Mosaic joined the TSE 300 and 200 Composite Indices. In addition, Mosaic was added to the S&P/TSE Canadian SmallCap Index. Inclusion in the indices began at the start of trading on Friday, July 16, 1999.

Date	Development
July 1999	**$53.5 Million Public Offering Completed** Mosaic completed an offering by Mosaic and a group of selling shareholders of 8,100,000 common shares priced at $6.60 per share. Of the 8,100,000 common shares, 2,000,000 were sold on a secondary basis. The net proceeds to Mosaic from the offering totalled $39.1 million.
November 1999	**Investment in Intelecom Systems Inc. ("Intelecom")** Mosaic acquired 20% of Intelecom, a Long Island, New York based billing software developer. Consideration for the investment included a $6 million treasury investment in Intelecom as well as a transfer of 25% interest in Mosaic's billing service subsidiary, eForce Corp., to Intelecom.
April 2000	**Acquisition of M:\ DRIVE Limited ("M:\ DRIVE")** Mosaic acquired M:\ DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. Mosaic paid total consideration of $28.9 million. As at December 31, 2001, the business and other U.K. subsidiaries were consolidated with Mosaic Group Solutions (Europe) Limited.
May 2000	**Investment in Medium One Productions Inc. ("Medium One")** Mosaic made a strategic investment in Medium One, a Toronto-based interactive agency. Mosaic purchased a fully diluted 60% equity interest in Medium One for consideration of approximately $5 million. Mosaic has used the Medium One partnership to expand its web and e-marketing offering to clients. On March 28, 2002, Mosaic acquired the remaining interest in Medium One to hold 100%.

Date	Development
August 2000	**$500 million Contract Win With Information Resources, Inc. ("IRI")** Mosaic and IRI, a leading international market research company, entered into a joint venture to provide field data collection, auditing and merchandising services. The joint venture, Mosaic InfoForce LP, is owned 51% by Mosaic and 49% by IRI. Its board of directors is made up of senior executives from both companies. As part of the agreement, IRI has outsourced its field data collection activity to Mosaic InfoForce for a ten-year period, with annual revenues of approximately $50 million.
August 2000	**Increase in Senior Debt Facility to $400 Million** Mosaic secured an underwriting commitment to increase its three-year senior secured revolving credit facility by $250 million, to $400 million. The facility was jointly underwritten by Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. Syndicate members currently include Bank One, NA, Canada Branch, the Bank of Montreal, The Toronto-Dominion Bank, HSBC Bank Canada and Royal Bank of Canada
November 2000	**Acquisition of Paradigm Direct LLC ("Paradigm")** Mosaic purchased Fort Lee, New Jersey-based Paradigm for initial aggregate cash and share consideration of US$102 million, and contingent consideration of up to a maximum of US$198 million, payable in either cash or shares (at Mosaic's option) based on Paradigm's 2001 financial results. Paradigm (now called Mosaic Performance Solutions Inc.) uses a technology-based direct marketing platform to acquire customers on a pay-for-performance basis for some of the world's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services. The contingent consideration payable by Mosaic to the equity holders of Paradigm was subsequently amended in November 2002. Please see page 9, "Amendment of Paradigm Contingent Consideration".

Date	Development
February 2001	**Shareholders Rights Plan** On February 21, 2001, Mosaic entered into a shareholders' rights plan agreement with CIBC Mellon Trust Company (the "Rights Plan"). The Rights Plan became effective immediately and was approved by a resolution of shareholders at Mosaic's annual and special meeting of shareholders held on June 7, 2001. The Rights Plan was subsequently amended at a special meeting of shareholders held on January 7, 2002.
February 2001	**Divestiture of Continental European Operations** On February 21, 2001, Mosaic announced that it would divest itself of certain Continental European operations in order to focus its management and capital resources in North American and UK/Ireland markets. The Company substantially completed the divestment in the first half of calendar 2001.
June 2001	**COPrS Private Placement** On June 20, 2001, Mosaic completed a private placement of US$57 million in senior subordinated notes referred to as Canadian Originated Preferred Securities ("COPrS"). The COPrS will have a final maturity in June 2009 and will be retired in three equal annual instalments beginning in June 2007. Distributions on the COPrS are paid quarterly and are based on an annual rate of 10.50%.
July 2001	**Repurchase of 25% Interest in eForce** On July 18, 2001, Mosaic completed a transaction with Intelecom Systems Inc. ("Intelecom"), whereby Mosaic exchanged its 20% common share holding in Intelecom for the 25% common share holding of eForce Corp. previously held by Intelcom. Upon the completion of these transactions, Mosaic held directly 100% of eForce and no longer held any direct or indirect ownership in Intelecom.

Date	Development
November 2001	**Amendment of Paradigm Contingent Consideration** Mosaic negotiated an early settlement of its contingent consideration obligation in November, 2001. On November 6, 2001, Mosaic amended the Amended and Restated Merger Agreement dated December 14, 2000, as subsequently amended by Amendment No. 1 thereto dated January 25, 2001 (as so amended, the "Merger Agreement"), between Mosaic, certain direct and indirect subsidiaries of Mosaic, Paradigm Direct LLC ("Paradigm") (now Mosaic Performance Solutions Inc., a part of the Mosaic Performance Solutions Division in North America) and the equity holders of Paradigm (the "Paradigm Vendors"), pursuant to which Mosaic had originally acquired Paradigm. The amendments to the Merger Agreement fixed the amount of the contingent consideration payable by Mosaic to the Paradigm Vendors pursuant to the Merger Agreement. The amendments provided that the remaining contingent payments to the Paradigm Vendors would be satisfied with the issuance by Mosaic of 20,540,000 common shares in January 2002, cash consideration of US$26,500,000 payable on or before April 1,

Date	Development
November 2001	**Amendment of Paradigm Contingent Consideration (continued)** 2002 and US$26 million of additional consideration also payable on or before April 1, 2002. The additional consideration could be satisfied, at Mosaic's option, either in cash or in common shares. Such consideration would be satisfied through the issue of common shares at a ratio of 0.48 common shares for each US dollar of consideration to a maximum of 12,480,000 common shares. The amendments to the contingent consideration were conditional upon, among other things, the approval by Mosaic's shareholders of the issuance of the maximum number of common shares that could be required to be issued to the Paradigm Vendors as contingent consideration. This approval was obtained on January 7, 2002. On January 15, 2002, Mosaic satisfied the first two of these contingent payments by the issuance to the Paradigm Vendors of an aggregate of 20,540,000 common shares and the payment to the Paradigm Vendors of an aggregate of US$26,500,000. On April 3, 2002, Mosaic satisified the final contingent payment by the issuance to the Paradigm Vendors of 11,768,621 common shares and the payment to the Paradigm Vendors of US$1,784,290. As per the terms of the original merger agreement with the Paradigm Vendors, Paradigm adopted a Supplementary Management Incentive Plan ("SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002 and 2003. The maximum payment under the SMIP was US$50 million payable on April 1, 2004. In April 2002, Mosaic reached an agreement with the Participants to modify the SMIP. Under the amended agreement, the amount payable under the SMIP has been fixed at approximately US$6.3 million. Of this amount, no less than US$2.85 million is payable in cash and the balance in Mosaic common shares (subject to regulatory approval) on April 1, 2004. The payments under the SMIP will only vest for Participants who continue to remain employed with Mosaic through April 1, 2004. However, such payments may be accelerated upon a change of control of Mosaic.

Date	Development
November 2001	**Amendment to Credit Facility** Mosaic's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility which can be drawn in Canadian or U.S. dollars. The terms of the amended agreement provide for a reduction in the available principal amount to $275 million by October 5, 2002 and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended by a further year on each anniversary of the facility currently due in October 2004. Terms of the expanded and amended facility are not materially different from previous terms.
January 2002	**Marc Byron Appointed New Chief Executive Officer** On January 1, 2002, Marc Byron, formerly the Chief Executive Officer ("CEO") of Mosaic's subsidiary Mosaic Performance Solutions Inc., was appointed the Vice Chairman and CEO of Mosaic.
January 2002	**Discontinuing Direct Marketing Customer Acquisition for AT&T Wireless** Effective January 2002, Mosaic discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. Mosaic is currently negotiating the financial arrangements and other terms of the discontinuance of this work.
January 2002	**WorldCom Wireless Contract Signed** On January 24, 2002, Mosaic announced that commencing in the first quarter of 2002, Mosaic was to begin direct marketing of WorldCom Wireless consumer wireless services across the United States on a non-exclusive basis.

Date	Development
January 2002	**Mosaic Go Forward Plan Announced**

On January 24, 2002, Mosaic announced the details of its "Go Forward Plan". The plan addressed and described Mosaic's priorities and plans as an organization strategically, financially, operationally and culturally. A cornerstone of that plan was to simplify the operating structure of Mosaic by establishing four operating Divisions: Mosaic Performance Solutions, Mosaic Sales Solutions, Mosaic Marketing and Technology Solutions and Mosaic UK.

The other components of the Go Forward Plan relate to the establishment of a new business development unit directly reporting to the CEO, the realignment of employee compensation and performance measurement system, the rebranding of all business units, the completion of an efficiency review of the entire organization with a view to improving profitability, and the restructuring and reduction of debt levels.
Mosaic also announced on January 24, 2002 that it would review its capacity which would likely result in headcount reductions in selected divisions. The Company plans to eliminate approximately 10% of its workforce and consolidate a number of its locations. Mosaic currently estimates the costs related to this restructuring to be approximately $14 million and the estimated annual savings to be approximately $8 million.

Date	Development
January 2002	**Mosaic Acquires Custom Offers LLC ("Custom Offers")**

On January 25, 2002, Mosaic acquired Custom Offers LLC ("Custom Offers"), an internet marketing solutions company, focused on aggregating large volumes of data and then monetizing that data through performance driven marketing programs. Upon acquisition, Custom Offers was immediately renamed as Mosaic Data Solutions Inc. and became part of the Mosaic Performance Solutions Division for North America. The purchase price for Custom Offers consisted of (i) US$6 million satisfied at closing by the issuance of 2,293,067 common shares and the payment of US$300,000; (ii) an additional payment of US$4 million if and when Custom Offers achieves rolling 12 month pre-tax earnings of US$2 million, with such payment being made in cash or common shares, at Mosaic's option; and (iii) additional contingent payments in 2003 and 2004 based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings, with such payments to be settled primarily in common shares, provided, however, that no less than 20% of such payments shall be made in cash. The maximum consideration payable pursuant to the Custom Offers acquisition is US$49,900,000, with any Mosaic common shares issued subject to a floor price of US$1.80. Custom Offers would have to average US$14 million in pre-tax earnings in fiscal years 2002 and 2003 to qualify for the maximum consideration. On April 10, 2002, Mosaic issued 1,554,459 common shares and paid US$136,016 in cash to satisfy the payment of US$4 million.

February 2002 — **Mosaic $45.6 million Equity Offering**

On February 28, 2002, Mosaic entered into an agreement with a syndicate of investment dealers led by Yorkton Securities Inc. and Scotia Capital Inc. Under the agreement, the syndicate agreed to purchase 12 million Mosaic common shares of Mosaic from treasury at a price of $3.80 per share, resulting in gross proceeds to Mosaic of $45.6 million. In addition, Mosaic granted an over-allotment option of up to 15% of the offering at a price of $3.80 per share for a period of 30 days following the closing. The over-allotment option was exercised in full, and the aggregate gross proceeds of the offering were $52.44 million. The net proceeds of the offering were applied towards the reduction in Mosaic's indebtedness under its senior debt facility and for general working capital purposes.

2.2 Trends

Key trends in the marketing services industry currently include the following:

Adoption of Measured Marketing

The world's largest brands are demanding measured results for every budget dollar spent. Brands are consolidating the various aspects of such programs with fewer agencies in an effort to achieve these measured results. Mosaic believes that it has the scale, the scope, and the sophistication to run every aspect of these integrated measured marketing programs on a global basis.

Mosaic's objective is to change the way the industry provides solutions to its brand partners. By showing the industry that there is a way to provide measurable results across all channels – direct mail, online, telephony, and retail networks - Mosaic aims to become the industry leader. Mosaic serves 60 of the top 100 global brands.

Increased Outsourcing of Services to Specialists

As companies continue to focus on core competencies to improve profitability and shareholder value, companies are expected to continue to outsource many functions which they had previously managed in-house, including marketing and sales services. Outsourcing enables the client to save on staff and facilities overhead, capital spending, and technology spending while at the same time receiving best practices expertise and the latest technology from the service provider.

Clients seek the best resources to manage marketing programs. They want better, faster and cheaper solutions, and are willing to look outside their own company for these solutions. Specialist marketing service providers, such as Mosaic, leverage their specialized skills and scale to build the necessary systems, technology and infrastructure to allow them to provide unique marketing solutions that substantially outperform clients' internal resources but at the same time are profitable to the service provider. Outsourced marketing services are even more attractive to clients in a slowing economy as they help replace in-house marketing and sales forces when headcount reductions are initiated and when clients seek greater cost savings.

As acceptance of outside providers continues to evolve, Mosaic believes that this outsourcing of functions will encompass more of the front-end functions like marketing, sales and decision-making. This continued migration of higher level functions is still in its early stages and is growing rapidly.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Overview

Mosaic, with operations in Canada, the United States, and the United Kingdom, provides results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, all offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for Mosaic's clients (referred to as "Brand Partners" or "Brands").

Mosaic believes it is one of the largest direct marketing company (including field marketing) in the United States, employs one of the largest outsourced sales force in the world, and is one the leading independent providers of measured marketing.

3.2 Operating Segment

During the third quarter of 2001, Mosaic changed its basis of presentation of operating segments, with corresponding changes in 2000 comparative figures, to better reflect the realignment of its businesses. These businesses exhibit similar economic characteristics driven by the nature of the services provided, the method of delivery and similar long-term financial performance and, accordingly, have been aggregated.

The Company operates primarily in Canada, the United States and the United Kingdom. Revenue is attributed to customers based on where services are provided.

The full range of capabilities Mosaic provides through its three main solutions sets are outlined below:

Services

Sales Solutions	Marketing & Technology Solutions	Performance Solutions	Proprietary Products
Selling Merchandising Recruiting, On-boarding and Staffing Associate Training Product Demonstrations Inventory Management Data Collection Analytics and Reporting	Creative: - Direct Mail - Print - Web - Phone - Promotions - Entertainment Database Services: - Research - Analysis - Consulting - Data Logistics - Database Usage and Maintenance - Partner Selection Marketing: - Direct Mail - Promotions - Web - Telechannel - CD/DVD - DRTV - Marketing Operations People Solutions: - Corporate Events - Training - Organizational Design & Readiness - Internal Communications Technology: - Architecture Design - Infrastructure Build - Development - Requirement Specs - Multiple Delivery Platforms - Technology Roadmap	Outbound Telemarketing Direct Mail Internet - Alternate Media Customer Acquisition Customer Retention Customer Billing Solutions Strategic Partnerships	Consumer Long Distance (Canada) Private Label Wireless (UK) Insurance Customer Billing Solutions - Rate and Compare - Convergence Billing Data Collection Analytics and Reporting Software

3.3 Effect of Market Cycles

Mosaic's business provides adaptable, measurable, and responsive services that suit clients whose budgets become more variable when economic conditions worsen. "Measured Marketing" services, which are solutions that provide Brands a measured return on their investment, are expected to outperform general advertising in an economic downturn.

Mosaic provides an outsourcing solution to help replace in-house marketing departments and sales forces, which is especially critical when headcount reductions are initiated or when clients are seeking other cost savings. In addition, Mosaic's performance marketing clients have a strong incentive to continue outsourcing to service providers whose services essentially pay for themselves.

Mosaic has a large customer base spread over a number of industry sectors. Mosaic's variable client base and capabilities offered allows Mosaic to operate notwithstanding the effect of economic swings particular to any one business sector. Approximately 80% of Mosaic's revenue base is derived from the sales and distribution budgets of its clients, which are less likely to be reduced during economic downturns. These budgets are still required in order to ensure product is placed in distribution channels and is sold according to a strategic plan. This revenue base typically tends to be comprised of multi-year, multi-million dollar contracts or annual renewable contracts. Over 70 customers each generated revenues in excess of $1 million during 2001.

The top 25 customers of Mosaic accounted for approximately 75% of the 2001 revenues.

3.4 Competitive Conditions

The outsourced marketing services industry is highly fragmented and competitive. Firms vary greatly in their size and services offered ranging from narrow, specialty services to offerings in an integrated platform. The industry has been consolidating. Similar to the advertising industry, marketing clients are consolidating their interests, preferring to deal with a reduced number of marketing agencies. As a result, integrated marketing service agencies have evolved to become full service providers to their clients. To achieve this, there have been numerous expansions, acquisitions, joint ventures and strategic alliances in the industry.

Although Mosaic has many competitors that offer some of its services, Mosaic believes that it has no clear competitors across all of the services it provides. Mosaic offers a diverse range of services, operating in distinct geographies. Due to the broad spectrum of services provided, Mosaic does not tend to compete with any one particular company all the time. Often the large advertising companies in the industry operate within Mosaic's realm, but only do so with a portion of their business. Mosaic believes that its position in the marketplace is unique in that it is a "measured marketing" solutions provider with a focus on providing brands a return on their investment with Mosaic. Advertising groups are similar but they are dominated by advertising revenues ("above-the-line").

A major competitor of Mosaic is the Brand Partner itself. The majority of the business that Mosaic wins is not won in competition with another outside service provider. Instead, the services provided by Mosaic are either a new function for the Brand Partner entirely or are services which replace or supplement a function previously handled in-house.

As Mosaic provides a broad range of services, the competitive environment within each of the market segments in which Mosaic operates is different.

Sales Solutions

Mosaic provides an outsourced sales force for some of the largest brands, reflecting one of Mosaic's core competencies - managing armies of personnel in the field. Mosaic leverages its manpower, its technology and its excellence in execution to create solutions that are intended to be better, faster and cheaper than what the Brand can do itself.

The outsourced selling market is growing significantly as Brands continue to focus on their core competencies and outsource those functions that are not core to a third party. Mosaic produces proven results by driving sales at the point of purchase. Mosaic has combined leading edge processes and technologies that result in an entirely digital work environment, which Mosaic has placed in the hands of the best people.

Mosaic's sales forces aim to deliver targeted, one-on-one solutions, which Mosaic believes are unmatched in the industry, resulting in the "best of class" results for Brands. Each year Mosaic's field representatives visit over 3.5 million destinations and interact with millions more potential consumers. These interactions range from one-to-one contact in the retail environment, consumer demonstrations bringing the Brand to life at events, to training key influencers of products such as retail sales personnel.

With this level of one-to-one contact, Mosaic considers that it is able to gather more market intelligence than any other company in the world. An example of this is through Mosaic's joint venture with Information Resources Inc. ("IRI"), Mosaic InfoForce LP, which has field representatives that visit over 30,000 retail stores per week collecting 40 million unique data elements per month. Through Mosaic's remote hand-held technology platform, this data is sent to IRI for analytics.

This market intelligence enables Mosaic to provide solutions that adapt to meet the changing needs of the Brand and the retail environment. Mosaic's core competency is getting Mosaic's Brand's products and services in front of consumers, making a lasting impression and closing the sale.

Marketing and Technology Solutions

Mosaic's Marketing and Technology and Solutions division assists Brand Partners in the development and implementation of campaigns that drive "value" for both the Brand Partner and their consumers. Mosaic works across all channels and understands the role technology plays in the successful and effective execution of campaigns.

In today's marketplace, the traditional rules of direct marketing are being challenged by Brand Partners and consumers. It is no longer enough to just develop better direct offers to consumers. The company to emerge as the true industry leader will be the one that creates value for the Brand Partners and their consumers both on a business-to-business and business-to-consumer basis. Mosaic believes that it creates that value by delivering results that can be measured, and by delivering results that visibly improve the Brands' bottom line. Mosaic's solutions create value through interacting with consumers across all channels of delivery and by bringing Mosaic's Brands to life.

Mosaic's focus for any solution offering is always the Brand's business or customer challenge. Mosaic can then draw from a range of its capabilities and experiences to develop the appropriate solution. These solutions come in the form of a stand-alone Marketing and Technology program which draws on the Division's key capabilities – strategy and innovation, integrated marketing, database marketing services, technology delivery, creative, and people solutions – or through an integrated approach utilizing the capabilities of the full Mosaic group of companies. The Marketing and Technology Solutions Division is strategically aligned with each of the Mosaic Divisions to provide added enhancements and effectiveness to Brand Partner solutions.

Performance Solutions

Mosaic believes that it has changed the competitive landscape by offering an end-to-end solution to Brands. Mosaic has the scale, scope and sophisticated technology to execute every component of the customer acquisition process: developing the strategy, optimizing the media mix, acquiring the data to identify customers (in many cases the data is Mosaic's own), creating the offer, closing the sales, delivering the service or product, and provisioning the customer to the Brand. There are many agencies that are good at different parts of the customer acquisition process. Mosaic believes that it distinguishes itself by leveraging its full range of capabilities to provide a turnkey solution that focuses on providing a significant and measurable return on investment to Mosaic's Brands.

Many of the world's largest brands, particularly in service industries like telecom, financial, and energy, have a value attached to their customers related to the average monthly billing to that customer. Brands hire and compensate Mosaic for each new customer provided to them. This is what Mosaic calls pay for performance or commission based compensation.

By outsourcing its customer acquisition process, there is limited risk to the Brand. Likewise, Mosaic believes that there is limited risk to the Company's operations due to Mosaic's stringent testing methodology using its proprietary technology. Before implementing any program, Mosaic conducts a detailed assessment of the risks accompanying customer acquisition programs to determine whether the program can be financially successful.

Mosaic employs a channel agnostic methodology, which allows it to test and use the most efficient channel mix to acquire customers for the Brand, and to achieve appropriate gross margins for Mosaic. On a monthly basis, Mosaic in the United States logs over 200,000 hours via inbound and outbound telemarketing, sends 8 million direct mail pieces, and sends over 500 million direct emails on behalf of Mosaic and its various Brand Partners. Mosaic

also sells through its third party retail network of over 1,000 stores.

3.5 Proprietary Programs and Joint Ventures

Mosaic's growth strategy includes the development of proprietary products and joint ventures in the insurance, telecom and financial services sectors. This initiative is designed to leverage Mosaic's expertise in customer acquisition and customer management combined with its data assets and ability to deliver Mosaic designed and owned offers digitally to consumers. Mosaic is positioning itself to become a leader in integrating and executing digital, data and direct marketing transaction solutions for its own account. Essentially, programs will be designed with the following general characteristics:

(a) Wide appeal consumer-based products in the insurance, telecom and financial services products and sectors;

(b) Visible and sustainable recurring revenue streams, with products and programs designed to provide ongoing revenues to Mosaic and its Brand Partners;

(c) Customer bases which have a value and can be sole or otherwise monetized;

(d) Limited product risk to Mosaic. For example, in respect of specialty insurance services, Mosaic would re-insure with a major carrier any insurance risk arising in the program;

(e) Low or immaterial levels of inventories; and

(f) Limited capital investment by Mosaic. Where program investments are significant, Mosaic will enter into a joint venture with a major partner or partners to reduce or eliminate capital investment by Mosaic.

By example, Mosaic is currently operating two successful proprietary programs in the telecom sector (a long distance marketing program in Canada and a private label wireless service in the U.K.).

3.6 Client List

Mosaic has long-term relationships with its clients, which include highly regarded global companies across a diverse range of industries. A list of Mosaic's top 35 clients for 2001 is set out in the following table:

Client	Client Since	Sales Solutions	Marketing and Technology	Performance Solutions
AT&T	1991	▲	▲	▲
Direct TV	1993	▲		▲
IRI	2000	▲	▲	
CIBC	1995	▲	▲	
Prudential	1999	▲		▲
Metris	2000			▲
Labatt	1987	▲	▲	
Microsoft	1998	▲	▲	
Coca-Cola	2000	▲	▲	
HP	1999	▲		
New Power	2000		▲	▲
Cadbury	1989	▲		▲
UDV	1998	▲	▲	
Onsource-Ontario Hydro Energy	2000	▲	▲	▲
Kraft	1998	▲	▲	
Suncom	2001			▲
Daimler-Chrysler	1992		▲	
Sainsbury's	2000			▲
Rothmans	1990	▲		▲
Wesleyan	2000	▲		
General Mills	1990	▲		
American Express	1998	▲	▲	
Bristol-Meyers	1992	▲		
Epson	1997	▲		
Telus	1997		▲	
Minute Maid	1999	▲	▲	
Osh Kosh	1996	▲		
TD Canada Trust	1996		▲	
Texaco	1998			
Toy 'R' Us	2000	▲		
Royal Bank	1990		▲	
BTCellnet	2001			▲
Esso	1997	▲		
Amex Canada	1999		▲	
Tetley Tea	1976		▲	

In 2001, only one client exceeded 10% of the Company's total revenues. AT&T Wireless represented approximately 27% of the Company's total revenues through various contracts. The customer acquisition work completed through Mosaic's Performance Solutions Division represented 18% of the Company's total consolidated revenues. In 2001, Mosaic terminated its direct marketing customer acquisition contract with AT&T Wireless as profitability levels

on this contract fell below target levels. The AT&T Wireless contract was replaced with a non-exclusive contract with WorldCom Wireless. This contract is expected to generate lower revenues compared to Mosaic's former contract with AT&T Wireless, but is also expected to generate the same or higher absolute margins per customer acquired.

3.7 Proprietary Technology

The Company has developed integrated and proprietary technologies to provide key management information that can be acted upon by its clients. Personnel, as part of each sales and merchandising call, collect information that is processed by this proprietary software to provide made-to-order client reporting. The application of this technology has been combined with existing systems at other Company units to provide the most current, best practice solutions throughout the Company.
Mosaic also uses proprietary technology in its customer acquisition and customer loyalty programs within its Performance Solutions Division. These applications provide analytical functions and integrate with systems from external vendors.

In addition, the Company develops or makes use of e-commerce, e-marketing and new media development technologies to serve its clients. In certain cases, the technology is either proprietary to or exclusively licensed to the Company. In addition, the Company makes extensive use of technology in recruiting (web-based) and managing sales forces, as well as in the area of sales force automation.

3.8 Number of Employees

As at December 31, 2001, the Company employed approximately 2,000 full-time employees and, during the course of the year, had a part-time, seasonal and contract staff ranging from 20,000 to 25,000 employees. Subsequent to December 31, 2001, the implementation of the Company's Go Forward Plan resulted in the realignment and restructuring of certain operating segments. Accordingly, full time staffing levels have been reduced to approximately 1,800 full-time employees worldwide.

3.9 Premises

Mosaic's registered office is located at 469A King Street West, Toronto, Ontario, M5V 3M4, a building having approximately 36,000 square feet of leased office space. The Company currently leases all of its office space with the exception of one owned building in Thame, UK. As at December 31, 2002, the Company operated from 19 offices worldwide consisting of 7 offices in Canada, 7 offices in the United States and 5 offices in the United Kingdom. Since the implementation of the Company's Go Forward Plan, the Company now operates from 16 offices consisting of 6 offices in Canada, 8 offices in the United States and 2 offices in the United Kingdom.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Selected Consolidated Financial Information

The following table reflects the results from the continuing operations of the Company.

(In thousands of dollars except per share amounts)

	Year ended December 31, 2001 $	Year ended December 31, 2000 $	Year ended December 31, 1999 $
Income Statement Data			
Revenue	761,654	493,662	378,006
Gross profit	216,189	174,902	125,613
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	84,628	67,297	37,121
Earnings from continuing operations before goodwill charges	39,335	37,647	20,082
Earnings from continuing operations	29,030	30,909	15,513
Net earnings	20,706	2,613	17,716
Net Earnings per share (basic)	0.24	0.04	0.27
Net Earnings per share (fully diluted)	0.23	0.03	0.26
Earnings per share from continuing operations (basic)	0.35	0.43	0.23
Earnings per share from continuing operations (fully diluted)	0.34	0.41	0.23
Earnings per share from continuing operations before goodwill charges (basic)	0.48	0.52	0.30
Earnings per share from continuing operations before goodwill charges (fully diluted)	0.48	0.50	0.29

As at December 31
(In thousands of dollars)

	2001 $	2000 $	1999 $
Balance Sheet Data			
Cash position (net of bank indebtedness)	(1,313)	12,268	5,672
Total assets	820,764	648,085	349,122
Total long-term debt (including current portion)	173,175	227,609	77,944
Shareholders' equity	418,988	206,169	172,858

4.2 Dividend Policy

Historically, Mosaic has reinvested its net earnings to support its strategy for growth. Accordingly, Mosaic has not paid dividends. Mosaic's future dividend policy will be based on its results of operations, its financial position, financing requirements for Mosaic's growth strategy, the terms of its lending agreement with its bankers and other factors that Mosaic's Board of Directors deems relevant in the circumstances.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis and the section entitled Quarterly Highlights contained in the Annual Report of Mosaic for the year ended December 31, 2001 are incorporated herein by reference.

6. MARKET FOR SECURITIES

Mosaic's common shares are currently listed for trading on The Toronto Stock Exchange under the stock symbol "MGX."

7. DIRECTORS AND EXECUTIVE OFFICERS

The following are the directors and executive officers of Mosaic as at May 13, 2002:

7.1 Directors

Name and Municipality of Residence	Position with Company	Principal Occupation (where different from position with Company)	Director Since
John R. Barnett[(1)(2)(3)(4)] Toronto, Ontario	Director	President and CEO, Rothmans Inc. (tobacco company)	2002
Marc Byron Englewood Cliffs, New Jersey	Vice-Chairman and Chief Executive Officer	-	2001
John E. Caldwell[(1)(2)(4)] Toronto, Ontario	Director	Corporate Director and Consultant	2002
Gregory F. Kiernan[(1)(2)(3)(4)] Chappaqua, New York	Director	President and CEO, Sonostar Ventures LLC (venture capital and public investment firm)	2002
G. Michael Preston Toronto, Ontario	Director	-	1995
Theodore D. Sands [(1)(2)(3)(4)] New York, New York	Chairman	President, HAAS Capital, LLC (Investment management firm)	1999
Catherine McQueen [(2)(3)] Toronto, Ontario	Director	Deputy Chair, CTV Inc. (broadcast communications company)	2002

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee
(3) Member of Human Resources and Compensation Committee
(4) Member of Finance Committee

Directors of Mosaic are elected for a one-year term expiring immediately prior to the annual meeting of shareholders.

During the last five years, all of the directors of Mosaic have held the principal occupations identified above or have held positions within Mosaic, its predecessors or its subsidiaries, except as follows:

Mr. John R. Barnett was President and CEO of Molson Breweries (beer company) from 1995 – 1998.

Mr. Marc Byron was President and CEO of Paradigm Direct LLC (marketing company), now Mosaic Performance Solutions Inc., prior to its acquisition by Mosaic in December 2000.

Mr. John E. Caldwell was President and CEO of Geac Computer Corporation Limited (software company) from 2000 to 2001, and President and CEO of CAE Inc. (simulator and control technology company) from 1993 – 1999.

Ms. Catherine McQueen was President and Chief Operating Officer of CTV Inc. (broadcasting communications company) from 2001 to 2002, and Executive Vice-President of CTV Inc. from 1995 – 1999.

Mr. Theodore D. Sands was Managing Director of Investment Banking at Merrill Lynch (investment banking firm) from 1991 – 1999 and has held his current position since 1999.

7.2 Executive Officers

Name and Municipality of Residence	Position with Company	Officer Since
Marc Byron Englewood Cliffs, New Jersey	Vice Chairman & Chief Executive Officer	2002
Catherine G. Barbaro Toronto, Ontario	Vice President Legal and Corporate Secretary	2001
David Graf New York, New York	President, Mosaic Performance Solutions	2001
John Hoholik Scituate, Massachusetts	President, Mosaic Marketing and Technology Solutions	2002
Domenic Ieraci Woodbridge, Ontario	Senior Vice President, Finance	1999
Ben W. Kaak Toronto, Ontario	Executive Vice President & Chief Financial Officer	1997
Brian Meagher Oakville, Ontario	President, Mosaic Sales Solutions	2001
Jerry Stone Sebring, Florida	President, Mosaic UK	2002

During the last five years, all of the executive officers of Mosaic have held the principal occupations identified above or have held positions within Mosaic, its predecessors or its subsidiaries, except as follows:

Prior to his appointment as CEO of Mosaic in November 2001 (effective January 1, 2002), Mr. Byron was the COO of Mosaic's Performance Marketing division (now called Mosaic Performance Solutions). Prior to that, Mr. Byron was the co-founder and CEO of Paradigm Direct LLC (now Mosaic Performance Solutions Inc.), which was acquired by Mosaic in December 2000.

Prior to joining Mosaic in April 2001, Ms. Barbaro was with Lang Michener's Information Technology Law Group (law firm). From 1995 to 2000, Ms Barbaro practiced corporate/business law with Cummings, Cooper, Schusheim and Berliner.

Prior to his appointment as President, Mosaic Performance Solutions in November 2001, Mr. Graf served as CEO of Mosaic's Performance Marketing division (now called Mosaic Performance Solutions). Prior to this, Mr. Graf was the co-founder and President of Paradigm Direct LLC (now Mosaic Performance Solutions Inc.), which was acquired by Mosaic in December 2000.

Mr. Hoholik joined Paradigm Direct LLC (now Mosaic Performance Solutions Inc.) in 2001 from Digitas (formerly Bronner Slosberg Humphrey) (marketing services company) in Boston, Mass., where he spent the previous 9 years and held the title of Executive Vice President and Partner.

Prior to 1999, Mr. Ieraci was a partner of KPMG LLP, Chartered Accountants.

Prior to 1997, Mr. Kaak was an office-managing partner of KPMG LLP, Chartered Accountants.

Prior to joining Mosaic in 2000, Mr. Meagher was the President of Maple Leaf Consumer Foods (food company) for 2 years. Prior to 1998, Mr. Meagher held the title of Vice President and General Manager at Pepsi Bottling Group (beverage company).

Mr. Stone joined Paradigm in October 1998 and became President of INTERGIES.COM, a subsidiary of Paradigm, in June, 1999. In August of 2000, Mr. Stone was appointed to the role of Chief Information Officer, Paradigm and in 2001 moved to Mosaic's UK office to manage Mosaic's Sainsbury's Mobile joint venture. Prior to 1998, Mr. Stone operated A Better Life Inc., a marketing and consulting firm which he solely owned for 5 years.

As a group, the directors and executive officers of Mosaic beneficially own, directly or indirectly, or exercise control or direction over 23,326,438 common shares, representing approximately 18.6% of the outstanding common shares of the Company.

8. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Mosaic's common shares, options to purchase common shares and interests of insiders in material transactions, is contained in Mosaic's Management Proxy Circular dated as of April 4, 2002. Additional financial information is also provided in Mosaic's audited comparative financial statements for the year ended December 31, 2001, which are included in Mosaic's 2001 Annual Report.

Upon request made to the Corporate Secretary of Mosaic at 469A King Street West, Toronto, Ontario, M5V 3M4, at any time when any securities of Mosaic are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus, Mosaic will provide any person, without charge, with a copy of:

(a) this AIF, together with the pertinent pages of any document incorporated by reference herein;
(b) Mosaic's audited comparative financial statements for its mostly recently completed financial year for which financial statements have been filed, and the most recent unaudited interim financial statements filed by Mosaic subsequent to the end of such financial year;
(c) Mosaic's Management Proxy Circular dated April 4, 2002; and

any other documents that are incorporated by reference into such preliminary short form prospectus or short form prospectus. At any other time, upon request made to the Corporate

Secretary of Mosaic, any document referred to in (a), (b) or (c) above may be obtained by security holders of Mosaic without charge and by any other person upon payment of a reasonable charge.

9. FORWARD LOOKING STATEMENTS

This AIF contains certain "forward-looking statements". All statements included in this AIF (other than statements of historical facts) that address activities, events or developments that management anticipates will or may occur in the future, are forward-looking statements. The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in this AIF. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

MOSAIC GROUP INC.

ANNUAL INFORMATION FORM

May 18, 2001

TABLE OF CONTENTS

Note: All dollar amounts in the Annual Information Form ("AIF") are in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

1.1 Name and Incorporation

Mosaic Group Inc. ("Mosaic") was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on June 28, 1995 and amalgamated with certain of its subsidiaries on January 1, 1998. Mosaic carries on business both through Mosaic Group Inc. and a number of operating subsidiaries. In October 1995, Mosaic completed an initial public offering of its common shares in Ontario. Mosaic's shares trade on The Toronto Stock Exchange under the stock symbol "MGX". Mosaic and its subsidiaries are referred to herein as the "Company".

1.2 Intercorporate Relationships

The diagram below outlines the corporate organization of Mosaic and its significant operating subsidiaries as of December 31, 2000. Unless otherwise indicated, all such subsidiaries are 100% owned, either directly or indirectly, by Mosaic.

North American Operations



Mosaic Group Inc. (Ontario)
Mosaic Organizational Performance Group Ltd. (Ont.)
E Force Corp. (Ont.) (75%)
Mosaic Marketing Services Inc. (Ont.)
S&MG Field Merchandisers Ltd. (Ont.)
Medium One Productions Inc. (Ont.) (60%)
Mosaic Group (US) Inc. (Del.)***
Mosaic Investments *** Inc. (Ont.) See next chart
eForce Corp. (UK) Limited (UK)
eForce (Ireland) Limited (Eire)
Mosaic InfoForce GP Holdco Inc. (Del.) (1%)
Mosaic InfoForce LP Holdco Inc. (Del.) (50%)
Intelecom Systems Inc. (Del.) 20%
TMG Solutions Inc. (Del.)
McGill Multimedia US Inc. (Del.)
Sales and Marketing Group (US) Inc. (Del.)
Field Source LP (Del.)
Paradigm Holding Company (Del.)
Mosaic InfoForce LP (Del.)

UK/Ireland Operations



Mosaic Group Inc. (Ont.)
Mosaic Investments Inc. (Ont)
Mosaic Group (United Kingdom)***
Mosaic Sales Services Europe Ltd.*** (UK)
Mustard UK Limited (UK)
EMS Chiara UK Limited (UK)
2NR Limited (UK)***
M.Drive Limited (UK)
FMCG Home Service Ltd. (UK)
FMCG Limited (UK)
Field Marketing and Consultancy Group Ireland Limited (Eire)
Zimmer Gellett Constantinou*** Limited (UK)
NR Consulting Ltd (UK)
Mosaic Precision Sales Limited*** (UK)

Notes: *** Non-operating company.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Recent History

The following is a summary of certain significant events in the development of the Company's business since January 1998.

Date	Development
January 1998	The Company simplified its Canadian corporate structure by amalgamating its subsidiaries Marketing & Promotions Group Ltd., Design F/X Ltd., Mosaic Direct Ltd. and Mariposa Communications Group Inc. into a new corporate entity called Mosaic Marketing Services Inc. The Company also amalgamated Mosaic Group Inc. with its subsidiaries S&MG Marketing Ltd., Retail Performance Group Inc. and Service Dimensions Inc. to form Mosaic Group Inc.
February 1998	**Acquisition of McGill Multimedia Inc. ("McGill")** McGill is a multimedia company that provides new media communication and training solutions to multinational clients with an emphasis on the automotive and retail sectors. McGill is located in Windsor, Ontario. The purchase price was approximately $8.4 million.
April 1998	**Private Placement of Special Warrants** Mosaic completed a private placement of 9,090,909 special warrants priced at $2.75 per special warrant. The financing was underwritten by a group of underwriters led by TD Securities Inc. and including HSBC Securities (formerly Gordon Capital Corporation) and CIBC Wood Gundy Securities Inc. The net proceeds from the issue were approximately $23,416,000. The special warrants were subsequently qualified by a prospectus and exercised for 9,090,909 common shares of Mosaic for no additional consideration.
May 1998	**Acquisition of NR Consulting Ltd. ("NRC")** NRC, based in the United Kingdom, provides sales force training to regulated industries to ensure sales force regulatory compliance. The purchase price was approximately $12.8 million.

Date	Development
June 1998	**Acquisition of Field Source Inc. ("Field Source")** Field Source is a U.S.-based marketing company specializing in the creative design and execution of grass roots sampling programs. Total consideration was approximately $24.2 million.
June 1998	**Acquisition of The Merchandising Group ("TMG") and Channel Solutions Group ("CSG")** TMG is a U.S. field marketing company with experience in the technology, apparel and home furnishings industries. CSG is a Texas-based provider of business-to-business field marketing services to the information technology sector. Total consideration for these acquisitions was approximately $26.1 million.
July 1998	**Acquisition of Super Marketing, Inc. ("SMI")** SMI is a California-based field marketing agency that provides custom-tailored in-store demonstration and sampling services, in-store merchandising and event marketing services to clients throughout the United States. Total consideration was approximately $17.2 million, satisfied in cash and shares.
April 1999	**Acquisition of STH Stretch The Horizon Holdings Limited ("STH")** Prior to its acquisition, STH was the largest remaining independent direct marketing agency in the United Kingdom. Total consideration was approximately $22.1 million.
April 1999	**Increase in Senior Debt Facility** Mosaic announced that it had increased its senior lending facilities to $150 million from $100 million. The facility is due in three years, with the term extendible annually with the consent of the lenders. The revised facility, led by the Canadian Imperial Bank of Commerce, included the Bank of Nova Scotia, Dresdner Bank Canada, and Bank One Canada.

Date	Development
June 1999	**$180 Million Contract With Prudential U.K.** Mosaic was awarded a 7-year, $180 million contract with the U.K.'s leading insurance company, Prudential PLC, creating one of the largest direct-to-consumer field service forces in the United Kingdom. Prudential outsourced the cash collection of insurance premiums to Mosaic over an initial seven year term, beginning in the first quarter of 2000.
July 1999	**Mosaic Joins TSE 300 Index** The Toronto Stock Exchange announced on July 5, 1999 that Mosaic joined the TSE 300 and 200 Composite Indices. In addition, Mosaic was added to the S&P/TSE Canadian SmallCap Index. Inclusion in the indices began at the start of trading on Friday, July 16, 1999.
July 1999	**$53.5 Million Public Offering Completed** Mosaic completed an offering by the Company and a group of selling shareholders of 8,100,000 Common Shares priced at $6.60 per share. The offering was underwritten by a syndicate of underwriters led by TD Securities Inc. and ScotiaMcLeod Inc. and including HSBC Securities (Canada) Inc., Dundee Securities Corporation, CIBC World Markets Inc. and Nesbitt Burns Inc. Of the 8,100,000 shares, 2,000,000 were sold on a secondary basis. The net proceeds to the Company from the offering totalled $39.1 million.
November 1999	**Investment in Intelecom Systems Inc. ("Intelecom")** Mosaic acquired 20% of Intelecom, a Long Island, New York based billing software developer. Consideration for the investment was a $6 million treasury investment in Intelecom as well as a 25% interest in Mosaic's e-commerce subsidiary, eForce Corp., to be held by Intelecom.
November 1999	**Acquisition of Sales Performance Group Ltd. ("SPG")** Mosaic expanded its service offering in the rapidly growing multi-media distance training sector through the acquisition of SPG. Toronto-based SPG designs, develops, implements, and measures training and performance improvement solutions for Fortune 500 clients. Total consideration was approximately $3.3 million.

Date	Development
January 2000	**Acquisition of Pentagon** Mosaic acquired Pentagon, a sales promotion and marketing services agency based in Dublin, Ireland. The strategic acquisition broadened the geographic base of Mosaic's marketing services business to Ireland, the fastest-growing economy in the European Union. Total consideration was approximately $1 million.
April 2000	**Acquisition of M:\ DRIVE Limited ("M:\ DRIVE")** Mosaic acquired M:\ DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. Mosaic has paid cash, loan note, and share consideration of $28.9 million. Additional contingent consideration of up to $3.1 million will be payable based on M:\ DRIVE's financial results in 2001. The acquisition of M:\ DRIVE adds the final element to the Mosaic Technology and Communications Group (MTCG), which provides specialized, integrated marketing services to the IT and convergent technology industry in Europe.
May 2000	**Investment in Medium One Productions Inc. ("Medium One")** Mosaic made a strategic investment in Medium One, a Toronto-based interactive agency. Mosaic purchased a fully diluted 60% equity interest in Medium One for consideration of approximately $5 million. Mosaic has used the Medium One partnership to expand its web and e-marketing offering to clients.
August 2000	**$500 million Contract Win With Information Resources, Inc. ("IRI")** Mosaic and IRI, a leading international market research company, entered into a joint venture to provide field data collection, auditing and merchandising services. The joint venture company, Mosaic InfoForce LP, is owned 51% by Mosaic and 49% by IRI. Its board of directors is made up of senior executives from both companies. As part of the agreement, IRI has outsourced its field data collection activity to Mosaic InfoForce for a ten-year period, with annual revenues of approximately $50 million.

Date	Development
August 2000	**Increase in Senior Debt Facility to $400 Million**

Mosaic secured an underwriting commitment to increase its three-year senior secured revolving credit facility by $250 million, to $400 million. The facility was jointly underwritten by Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. Syndicate members include Bank One Canada, the Bank of Montreal, The Toronto-Dominion Bank, HSBC Bank Canada and Royal Bank of Canada.

November 2000	**Acquisition of Paradigm Direct LLC ("Paradigm")**

Mosaic announced its purchase of Fort Lee, New Jersey-based Paradigm, for initial cash and share consideration of US$102 million, consisting of a cash component of US$85 million and approximately 2.4 million Mosaic common shares. Additional contingent consideration of up to a maximum of US$198 million, payable in either cash or shares (at Mosaic's option) will be payable based on Paradigm's 2001 financial results. Mosaic management's current estimate for this contingent consideration is US$50 million. The final contingent payment will be paid on April 1st, 2002. Share consideration to be received by the employee shareholders of Paradigm, up to 50% of the contingent payment amount, will be placed in escrow and released in annual tranches until December 31, 2003. The transaction has an expected blended multiple in the range of 7.5 to 8.5 times 2001 EBITDA.

Paradigm uses a technology-based direct marketing platform to acquire customers for some of the world's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services.

As part of Mosaic's Performance Marketing Division, Paradigm delivers large numbers of new customers to companies that sell services to consumers. They provide an end-to-end solution with a proven ability to manage and package all aspects of the customer acquisition supply chain. This transaction closed on December 15th, 2000.

Date	Development
February 2001	**Shareholders Rights Plan** On February 21, 2001, Mosaic entered into a shareholders rights plan agreement with CIBC Mellon Trust Company (the "Rights Plan"). The Rights Plan became effective immediately and will continue in effect if approved, ratified and confirmed by a resolution of shareholders at Mosaic's annual and special meeting of shareholders to be held on June 7, 2001. The Rights Plan was unanimously adopted by Mosaic's board of directors to promote the fair treatment of shareholders in connection with a take-over bid for the Company. The board is of the view that, in the event of such a bid, current provincial securities legislation does not allow sufficient time for shareholders to consider the bid, and shareholders may feel compelled to tender to a bid which the shareholders consider to be inadequate. The Rights Plan is designed to promote equal treatment of shareholders, to give shareholders adequate time to assess the merits of a bid without undue pressure, to allow competing bids to emerge and to give Mosaic's board time to consider other alternatives.
February 2001	**Divestiture of Continental European Operations** From June 1998 to January 2000, Mosaic acquired businesses throughout Continental Europe. In fiscal 2000, Mosaic's Continental European operations in 11 countries had combined revenues of $28 million generating an after-tax loss of $3.1 million. In February 2001, Mosaic announced it would divest itself of certain Continental European operations in order to focus its management and capital resources in its three major markets – Performance Marketing, Mosaic's North American operations, and Mosaic's UK/Ireland operations. Management recorded a goodwill write-down of $24.5 million related to the Continental European operations in the fourth quarter of fiscal 2000. In the first quarter of 2001 Mosaic took a further $8.3 million charge related to the divestiture of the Continental European operations. Approximately half of this charge is non-cash. Mosaic is confident that there will be no other charges associated with this divestiture in future quarters.

2.2 Trends

Key trends in the marketing services industry currently include the following:

Increased Outsourcing of Services to Specialists

As companies continue to focus on core competencies to improve profitability and shareholder value, companies are expected to continue to outsource many functions which they had previously managed in-house, including marketing and sales services. Clients are seeking the best resources to manage marketing communications programs. They want better, faster and cheaper solutions, and are increasingly willing to look outside their companies for these solutions. Specialist marketing services providers, such as Mosaic, have leveraged their specialized skills and scale to build the necessary systems, technology and infrastructure to allow them to provide unique marketing solutions that substantially outperform clients' internal resources but at the same time are profitable to the service provider. These service providers therefore create a win-win proposition. Outsourced marketing services are even more attractive to clients in a slowing economy as they help replace in-house marketing and sales forces when headcount reductions are initiated and when clients seek greater cost savings.

As acceptance of outside providers evolves, Mosaic believes that this outsourcing of functions will increasingly encompass more of the front-end functions like marketing, sales and decision making. This continued migration of higher level functions is still in its early stages and is growing rapidly.

Increased Emphasis on "Below-the-line" Marketing Services

Owing to a number of factors, including demographic shifts, lifestyle changes, increasing competition, clutter of advertising messages, higher media prices and a proliferation of new products and services, companies find it increasingly costly and difficult to effectively differentiate their products or services. In addition, deregulation of large industries such as utilities, telecommunications, financial services and healthcare has provided substantial demand for marketing services. Intensifying competition within these industries is pushing companies to look for new, more cost-effective ways to attract customers and differentiate their products or services. Companies are also seeking services that will provide quick, flexible solutions that provide an immediate measurable impact to both their top and bottom lines.

As a result of this environment, companies are increasingly recognizing that "below-the-line" services, which all involve more direct contact with the end consumer, generate substantially better returns on investment than general advertising. Meanwhile, advances in data capture/mining and communications technology over the past decade and the emergence of the Internet have contributed to marketing agencies' abilities to provide cost-effective targeted or one-to-one marketing programs. Over the last decade, an increasing proportion of total marketing spending has been devoted to "below-the-line" services, and has moved away from traditional advertising services. As a result, "below-the-line" marketing services now generate approximately half of total marketing spending worldwide.

A compelling feature of marketing services is the measurability of the return on investment:

according to the Direct Marketing Association, for every $0.119 spent on direct marketing, approximately $1.00 is generated in sales. By contrast, it is hard to measure the corresponding effectiveness of advertising expenditures. In a recessionary environment, Mosaic believes the shift to "below-the-line" marketing services could be heightened, since it is widely believed that marketing dollars grow faster than advertising dollars in a weaker economy. Overall, marketing services are expected, by certain equity analysts and the industry overall, to grow between 8-10% per year, versus advertising growth of 4-6% per year.

Adoption of Pay-For-Performance Marketing

An important trend in marketing is for a direct relationship between the marketing companies' compensation and marketing results. Clients are increasingly looking for strategic marketing partners who are willing to be compensated based on their success in delivering tangible results. This is known as pay-for-performance marketing. At this stage, few companies have been able to implement reliable and profitable pay-for-performance programs. Only those companies that can combine proprietary customer profiles with sophisticated data mining techniques and implement a multi-channel marketing communications program on behalf of their clients will be able to deliver effective pay-for-performance programs. These services are expected to be highly attractive to large companies with significant customer bases, such as those in financial services and telecommunications. Mosaic believes it is well positioned to take advantage of this growing trend.

3. NARRATIVE DESCRIPTION OF BUSINESS

3.1 Overview

Mosaic Group Inc., with operations in the US, the UK, Ireland and Canada, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Mosaic combines strategic thinking with leading edge technologies to effectively deliver immediate and measurable results for its clients. Marketing solutions include performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training.

Mosaic believes it is the leading company in the world in terms of its focus on integrated, below-the-line marketing solutions. Mosaic's strategy is to maintain that leadership by increasing the diversity of its integrated service offerings.

Mosaic's vision is to be the pre-eminent outsourced marketing services provider in all the markets in which it operates, and to be the one company Fortune 500 companies value and trust to satisfy their sales and marketing needs on an integrated basis. Maintaining a commitment to profitable growth and shareholder value, management will grow the Company through a combination of strong internal growth and strategic acquisitions.

3.2 Operating Segments

Up until the end of its 2000 fiscal year, Mosaic has reported its financial results in two operating segments:

- Mosaic North America
- Mosaic UK/Ireland

Mosaic North America

Mosaic North America delivers three principal categories of services – sales, marketing, and learning development services – from 12 offices across Canada and the U.S. through approximately 1,000 full-time employees and up to 15,000 part-time field employees. For the year ended December 31, 2000, Mosaic North America represented approximately 60% of the Company's total revenue versus 56% in 1999.

Sales budgets are often termed "push" budgets as they are used to help push their products and services through the wholesale and retail channels of distribution to the final consumer. Sales services include product merchandising, in-field data collection and reporting, product

training and demonstrations, field-level sales force training, retail product sampling and demonstration, on floor sales support and customer satisfaction measurement.

Marketing budgets are often termed "pull" budgets as they are used to pull a product or service through the channels of distribution by promoting the product and stimulating demand. Marketing services include direct marketing, marketing strategy, promotions (including web-based promotions), event management, database management, product launches and roadshows and automated information collection and processing.

Learning Development services include corporate training and education and the development of customized multimedia education software. For reporting purposes, results for learning development services are included with marketing services.

Mosaic UK/Ireland

Mosaic entered Europe through the acquisition of Field, Marketing & Consultancy Group Limited in 1997. Mosaic UK/Ireland has since expanded and currently serves predominantly regional clients in the U.K. and Ireland from nine office locations with 700 full-time employees and up to 8,000 part-time field employees. Mosaic recently decided to divest its operations in Continental Europe due to the fragmented nature of these businesses, poor operating performance, and the large investment required to make these operations profitable. Mosaic Europe provides sales, marketing and learning development services that include many of the same services provided by Mosaic North America described above.

For the year ended December 31, 2000, Mosaic Europe represented 40% of the Company's total revenues versus 44% in 1999.

In fiscal 2000, Mosaic's Sales Services businesses in all divisions accounted for 64% versus 49% in 1999. Mosaic's Marketing Services, which includes Learning Development Services, accounted for the balance.

Going Forward

In the first quarter of 2001, Mosaic created a new division called Performance Marketing. This division incorporates the operations of Paradigm and eForce. Going forward, financial results will be reported in three segments:

- Mosaic North America
- Mosaic UK/Ireland
- Mosaic Performance Marketing

Mosaic's performance-based marketing platform offers clients pay-for-performance solutions. That means clients pay only if Mosaic either delivers them a customer, enhances customer profitability, or helps them reduce their customer churn rates. This business model offers clients better and more valuable customers.

Each of these operating segments provides a wide variety of "below the line" services as outlined below:

A "Mosaic" of Services

Sales Services

- Contract sales forces
- Contract merchandising forces
- Door-step marketing
  - cash collection
  - sales
- Field Marketing
  - event marketing
  - product demonstration
  - product sampling
- Data/research
  - data collection and reporting
  - customer satisfaction management
  - inventory supply chain managment
- Retail sales management
  - product training
  - sales training
  - recruiting management
- Sales force services
  - training
  - reporting automation
- Merchandising
  - installation of point-of-sale materials and shelving units
  - visual merchandising and displays
  - special events

Office Locations:

Mississauga, Ontario
Dallas, Texas
Irvine, California
Thame, UK
Savernake, UK
St. Alban's, UK
Dublin, Ireland

Marketing Services

- Marketing strategy consulting
  - general marketing
  - promotion
  - direct marketing
  - data mining
  - event management
- Program development/ implementation
  - creative/concept development
  - design (graphic, interactive, interface)
  - brand development
  - product launches
- e-commerce
- Promotional marketing
  - concepts
  - creative development through various media
  - point-of-sale materials
  - evaluation (pre-testing, post-evaluation)
- Direct marketing
  - concepts
  - creative development and design
  - data management
- Event marketing
  - concepts
  - management

Office Locations:
Toronto, Ontario
London, UK
Dublin, Ireland

Learning Development Services

- Training
  - sales training programs
  - corporate training programs
  - distance learning (e-learning)
  - multi-media educational software

Office Locations:
Windsor, Ontario
Toronto, Ontario
London, UK

Customer Acquisition/Retention Services

- Customer acquisition
- Customer retention
  - electronic customer relationship management
  - electronic customer loyalty programs
- Customer billing solutions
  - rate and compare
  - convergence (bundled) billing

Office Locations:
Fort Lee, New Jersey
Ronkonkoma, New York
Toronto, Ontario
London, England

Most of these services are offered in Canada, the US, the UK, and Ireland. Within each segment are operating units (some branded Mosaic), which reflects how Mosaic manages

the business across two continents. These include units such as Mosaic Sell Through Solutions and Mosaic Perform.

3.3 Effect of Market Cycles

Mosaic believes that its business has a degree of recession resistance because of the following factors:

The Company's business provides adaptable, measurable, and responsive services that suit clients whose budgets become more variable when economic conditions worsen. "Below-the-line" marketing services are expected to outperform general advertising in an economic downturn.

Mosaic provides an outsourcing solution to help replace in-house marketing and sales forces, which is especially critical when headcount reductions are initiated or when clients are seeking other cost savings. In addition, Mosaic's performance marketing clients have a strong incentive to stay with service providers whose services essentially pay for themselves.

Many of Mosaic's clients operate in recession resistant sectors (e.g. consumer packaged goods). In the first quarter of 2001, Mosaic's top 25 clients, who were also clients in 2000, spent 38% more with Mosaic in an uncertain economic environment. This increase in spending was across many industry sectors including telecommunications, automotive, financial services and information technology. As of March 31, 2001, Mosaic had 88 percent of its projected revenues in the contracted or probable category which means it had made significant strides in closing its new business gap for 2001.

3.4 Competitive Conditions

The outsourced marketing services industry is highly fragmented and competitive. Firms vary greatly in their size and services offered ranging from narrow, specialty services to offerings in an integrated platform. The industry has been consolidating. Similar to the advertising industry, marketing clients are consolidating their interests, preferring to deal with a reduced number of marketing agencies. As a result, integrated marketing service agencies have moved to become full service providers to their clients. To achieve this, there has been a flurry of expansions, acquisitions, joint ventures and strategic alliances in the industry.

Although Mosaic has many competitors which offer some of its services, the Company has no clear competitors across all of the services it provides. The company offers a diverse range of services, operating in distinct geographies. The mix of services that Mosaic provides are generally all marketing services but can be grouped into four areas: marketing services, sales services, learning development and customer acquisition/retention services. Due to the broad spectrum of services provided, Mosaic does not tend to compete with one company all the time. Often the large advertising companies in the industry operate within Mosaic's realm, but only do so with a portion of their business. The Company's position is

unique in that it is a "below-the-line" services provider with a focus on providing outsourced marketing services on an integrated basis. Advertising groups are similar but they are dominated by advertising revenues ("above-the-line") with only larger groups having significant service offerings in the below-the-line sector.

In reality, Mosaic's true competition is the client itself. The majority of the business that Mosaic wins is not won from other outside service providers. Instead, the services provided by Mosaic are either a new function for the client entirely or taking over or supplementing a function previously handled in-house.

As Mosaic provides a broad range of services, the competitive environment within each of Mosaic's categories of operations is different. For example:

Sales Services

The challenge and opportunity for Mosaic's sales service business is to demonstrate that, as an outsourced resource, it can provide not only greater effectiveness in managing personnel, but also a strategic advantage in many ways, including its technology-enhanced client information reporting services. All of this must be achieved in a cost efficient manner. Mosaic believes that, through its operating divisions, it is the largest sales services agency in Canada, the second largest sales services agency in the U.K. and a top ten player in the U.S. market.

Marketing Services

Promotional marketing, direct marketing and design work is characterized by a number of small competitors in highly fragmented markets. Mosaic's major competitors in marketing services include the marketing services arms of major advertising agencies and smaller boutiques. Certain publicly traded companies that offer some of the services provided by Mosaic Group Inc. include global advertising agencies such as Omnicom, WPP and Interpublic Group and to a lesser degree Canadian marketing services companies Envoy Communications Group Inc. and Maxxcom Inc.

Learning Development Services

Mosaic's operations in the learning development services segment compete in two different areas. Firstly, in the area of sales force training, Mosaic competes in this multi-billion dollar industry with a large number of service providers of differing size including the major global consulting firms. Secondly, in the area of interactive multimedia training and web-based training, Mosaic competes against small boutique interactive agencies, some of which are subsidiaries of global advertising agencies. This portion of the learning development services segment is growing rapidly as clients look for better and more cost effective ways to train employees.

Performance Based Marketing Services

There are no companies that have successfully offered customer acquisition/retention services such as those offered by Mosaic. Few companies have been able to implement reliable and profitable pay-for-performance programs. Only those companies that can combine proprietary customer profiles with sophisticated data mining techniques and implement a multi-channel marketing communications program on behalf of their clients will be able to deliver effective pay-for-performance programs. Mosaic will be in prime position to win business coming from the increasing trend for companies to demand performance based marketing services.

3.5 Client List

Mosaic has long-term relationships with its clients, which include highly regarded global companies across a diverse range of industries. A partial list of the Company's current clients is set out in the following table:

Major Client List Grouped by Sector

Automotive
DaimlerChrysler
General Motors

Beverages
Bacardi
Coca-Cola
Corby Distilleries
Labatt
United Distillers & Vintners

Consumer Goods
Cadbury
Colle McVoy
General Mills
Golden Wonder
Hershey
Kodak
Kraft
Levi's
Mars
Nestle
Olympus
OshKosh
Procter & Gamble
Reebok
Rothmans
Tetley
Unilever

Data
Information Resources

Financial Services
American Express
Barclays Bank
Canadian Imperial Bank of Commerce
Metris
Prudential (U.K.)
TD Canada Trust

Information Technology
Compaq
Epson
Hewlett-Packard
Iomega
Microsoft
Sony
Toshiba

Media and Entertainment
DIRECTV
Disney Channel
OnDigital
Paramount Studios
Vivendi Universal
Warner Brothers
20th Century Fox

Oil & Gas
Esso
Texaco

Pharmaceutical
Bristol Myers Squibb/Mead Johnson
GlaxoSmithKline
Pfizer

Telephony
AT&T Wireless
CIBC Guaranteed Proof Long Distance
Clearnet
Orange
Sainsbury'sOne

Toys
Lego
Toys "R" Us

In 2000 only one client exceeded 10% of Mosaic's total revenues. The Prudential Assurance accounted for approximately 10.2% of Mosaic's total revenues. In 1999 and 1998 no one client represented more than 10% of total revenues to the Company.

3.6 Proprietary Technology

The Company has developed integrated and proprietary technologies to provide key management information that can be acted upon by the Company's clients. Personnel, as part of each sales and merchandising call, collect information that is processed by proprietary software to provide made-to-order client reporting. The application of this technology has been combined with existing systems at other Company units to provide the most current, best practice solutions throughout the Company. In addition, the Company makes extensive use of technology in recruiting (web-based) and managing sales forces, as well as in the area of sales force automation.

Mosaic also uses proprietary technology in its customer acquisition and customer loyalty programs within its Paradigm Direct and eForce businesses. These applications provide analytical functions and integrate with systems from external vendors.

In addition, the Company develops or makes use of e-commerce, e-marketing and new media development technologies to serve its clients. In certain cases, the technology is either proprietary to or exclusively licensed to the Company.

3.7 Number of Employees

At December 31, 2000, the Company employed approximately 1,700 full-time employees and, during the course of the year, had a part-time, seasonal and contract staff ranging from 10,000 to 23,000 employees.

3.8 Premises

Mosaic's registered office is located at 469A King Street West, Toronto, Ontario, M5V 3M4, a building having approximately 36,000 square feet of leased office space. The Company currently leases all of its office space with the exception of one owned building in Thame, UK.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Selected Consolidated Financial Information

The following table reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations.

(In thousands of dollars except per share amounts)

	Year ended December 31, 2000 $	Year ended December 31, 1999 $	Year ended December 31, 1998 $
Income Statement Data			
Revenue	493,662	378,006	252,574
Gross profit	174,902	125,613	83,598
Earnings before depreciation and amortization, interest and income taxes (EBITDA)	67,297	37,121	24,881
Earnings from continuing operations before goodwill charges	37,647	20,082	12,992
Earnings from continuing operations	30,909	15,513	9,534
Net earnings	2,613	17,716	10,051
Earnings per share (basic)	0.04	0.27	0.19
Earnings per share (fully diluted)	0.04	0.26	0.17
Earnings per share from continuing operations (basic)	0.43	0.23	0.18
Earnings per share from continuing operations (fully diluted)	0.42	0.23	0.17
Earnings per share from continuing operations before goodwill charges (basic)	0.52	0.30	0.25
Earnings per share from continuing operations before goodwill charges (fully diluted)	0.51	0.29	0.23

As at December 31

Balance Sheet Data	2000 $	1999 $	1998 $
Cash position (net of bank indebtedness)	12,268	5,672	3,145
Total assets	648,085	349,122	271,985
Total long-term debt	227,609	77,944	67,546
Shareholders' equity	206,169	172,858	118,644

4.2 Dividend Policy

Mosaic does not currently intend to pay dividends and is restricted from doing so under its lending agreement. Mosaic's future dividend policy will be based on its results of operations, its financial position, financing requirements for the Company's growth strategy and other factors that Mosaic's Board of Directors deems relevant in the circumstances.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis and the section entitled Quarterly Highlights contained in the Annual Report of the Company for the year ended December 31, 2000 are incorporated herein by reference.

6. MARKET FOR SECURITIES

Mosaic's shares are currently listed for trading on The Toronto Stock Exchange under the stock symbol "MGX."

7. DIRECTORS AND EXECUTIVE OFFICERS

The following are the directors and executive officers of Mosaic as at May 18, 2001:

7.1 Directors

Name and Municipality of Residence	Position with Company	Principal Occupation (where different from position with Company)	Director Since
Paul Alofs (2) (3) * Toronto, Ontario	Director	Corporate Director	1999 1995-1997
William J. Biggar, Toronto, Ontario (1) (2) **	Director	Corporate Director	1995
Anthony F. LaSorda, Campbellville, Ontario	Director, Vice-Chairman	-	1996
Anthony R. Moore, Malibu, California (2) (3) *****	Director	Managing Partner, Moore Clayton & Co. (Investment management firm)	1997
G. Michael Preston, Toronto, Ontario	Director, Chairman & Chief Executive Officer	-	1995
Theodore Sands (1) (2) *** New York, New York	Director	President, HAAS Capital, LLC (Investment management firm)	1999
Raymond Verdon, Oakville, Ontario (1) (2) (3) ****	Director	Corporate Director	1997

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee
(3) Member of Compensation Committee

Directors of Mosaic are elected for a one-year term expiring immediately prior to the annual meeting of shareholders.

During the last five years, all of the directors of Mosaic have held the principal occupations identified above or have held positions within Mosaic, its predecessors or its subsidiaries, except as follows:

* Mr. Paul Alofs was President and General Manager of BMG Music Canada from 1995 – 1997, General Manager and Executive Vice President of the Disney Store North America from 1997 – 1999 and President of Strategic Business Units of MP3.com during 1999.

** Mr. William Biggar was Executive Vice President of Cambridge Shopping Centres Ltd. from 1999 – 2001, Senior Vice President Barrick Gold Corporation from 1996 to 1999, and Senior Vice President of the Horsham Corporation from 1993 to 1996.

***Mr. Theodore Sands was Managing Director of Investment Banking at Merrill Lynch from 1995 – 1999 and has held his current position since 1999.

**** Mr. Raymond Verdon was President of Nabisco Company (US) from 1993 – 1997 and Chairman of Nabisco Ltd. Canada from 1987 – 1997.

***** Prior to 1998 Mr. Anthony Moore worked for a number of years in the international banking industry culminating in the position of Chairman, Corporate Finance for Barclays de Zoete Wedd.

7.2 Executive Officers

Name and Municipality of Residence	Position with Company	Officer Since
G. Michael Preston, Toronto, Ontario	Chairman & Chief Executive Officer	1995
Anthony LaSorda Campbellville Ontario	Vice Chairman	1996
Ben W. Kaak, * Toronto, Ontario	Executive Vice President	1997
Clint Becker, ** Toronto, Ontario	Chief Financial Officer	1997
Domenic Ieraci *** Woodbridge, Ontario	Vice President, Finance	1999
Catherine G. Barbaro **** Toronto, Ontario	Vice President Legal and Corporate Secretary	2001

During the last five years, all of the executive officers of Mosaic have held the principal occupations identified above or have held positions within Mosaic, its predecessors or its subsidiaries, except as follows:

* Prior to 1997, Mr. Kaak was an office-managing partner of KPMG LLP, Chartered Accountants; and

** Prior to 1997, Mr. Becker was a senior manager of KPMG LLP, Chartered Accountants.

*** Prior to 1999, Mr. Ieraci was a partner of KPMG LLP, Chartered Accountants.

**** Prior to joining Mosaic in April 2001, Ms. Barbaro was with Lang Michener's Information Technology Law Group. From 1995 to 2000, Ms Barbaro practiced corporate/business law with Cummings, Cooper, Schusheim and Berliner.

As a group, the directors and executive officers of Mosaic own or exercise control or direction over approximately 7.8% of the outstanding common shares of the Company on a fully diluted basis.

8. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Mosaic's common shares and options to purchase common shares is contained in Mosaic's Management Proxy Circular dated as of May 3, 2001. Additional information is also provided in Mosaic's audited comparative financial statements for the year ended December 31, 2000, which are included in Mosaic's 2000 Annual Report.

Upon request made to the Secretary of the Company at 469A King Street West, Toronto, Ontario, M5V 3M4, at any time when any securities of Mosaic are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus, Mosaic will provide any person, without charge, with a copy of:

(a) this AIF, together with the pertinent pages of any document incorporated by reference herein;
(b) Mosaic's audited comparative financial statements for the year ended December 31, 2000, and any unaudited interim financial statements filed by Mosaic subsequent to December 31, 2000;
(c) Mosaic's Management Proxy Circular dated May 3, 2001; and
(d) any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus filed in respect of a distribution of securities of Mosaic.

At any other time, upon request made to the Secretary of the Company, any document referred to in (a), (b) or (c) above may be obtained by security holders of Mosaic without charge and by any other person upon payment of a reasonable charge.

9. FORWARD LOOKING STATEMENTS

This AIF contains certain "forward-looking statements". All statements included in this AIF (other than statements of historical facts) that address activities, events or developments

that management anticipates will or may occur in the future, are forward-looking statements. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition and overall economic performance. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

02 AUG 15

Securities Act (Ontario)

Form 42

Report of Take-over Bid, Issuer Bid Or Application Under Clause 104(2)(c) of The Act (Subsection 203.1(1) of the Regulation)

1. **Name and address of the offeree issuer:**

   Mosaic Group Inc.
   469A King Street West
   Toronto, Ontario
   M5V 3M4

2. **Name and address of the offeror:**

   (Issuer Bid)
   Mosaic Group Inc.
   469A King Street West
   Toronto, Ontario
   M5V 3M4

3. **What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)**

   Common shares (CUSIP Number 618912 10 9)

4. **What is the date of the bid?**

   The bid commenced as of August 8, 2001.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   Up to 3,804,825 common shares.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   Market price at the time of purchase.

7. **What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?**

   As of August 8, 2001, 68,585,708 common shares were held by 199 registered security holders whose last address was in Ontario as shown on the books of Mosaic Group Inc.

8. **What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?**

   $800[1]

9. **The information given in this report is true and complete.**

DATED at Toronto, Ontario, this 20th day of August, 2001

MOSAIC GROUP INC.

By: "CatherineBarbaro"
Catherine Barbaro
Vice-President Legal and
Corporate Secretary

[1] The $800 fee represents the minimum fee payable upon filing this report. Mosaic Group Inc. will monitor its purchases of common shares pursuant to the normal course issuer bid and will remit additional fees, if and when 0.02% of the consideration paid exceeds the $800.

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1273487

1.

Ministry of Consumer and Business Services / Ministère des Services aux consommateurs et aux entreprises
Ontario

AUTHORIZATION / AUTORISATION

Authorization pursuant to item 6 of this application is given on / L'autorisation demandée à la rubrique 6 de la présente demande est accordée le

MAY 29 MAI, 2002

and is valid for 6 months. / et est valable pour 6 mois.

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

02 AUG 15

Form 7
Business Corporations Act

Formule 7
Loi sur les sociétés par actions

APPLICATION FOR AUTHORIZATION TO CONTINUE IN ANOTHER JURISDICTION
DEMANDE D'AUTORISATION DE MAINTIEN
SOUS LE RÉGIME D'UNE AUTORITÉ LÉGISLATIVE

1. The name of the corporation is: / *Dénomination sociale de la société:*

MOSAIC GROUP INC.

2. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

1998 JANUARY 01

(Year, Month, Day)
(année, mois, jour)

3. The corporation is/~~is not~~ offering securities to the public within the meaning of subsection 1(6) of the Business Corporations Act.

La société offre/n'offre pas des valeurs au public au sens du paragraphe 1(6) de la Loi sur les sociétés par actions.

4. The corporation is not in default in filing notices and returns under the Corporations Information Act.

La société a déposé tous les avis requis par la Loi sur les renseignements exigés des personnes morales.

5. There are no actions, suits or proceedings pending against the corporation and no unsatisfied judgements or orders outstanding against the corporation, except as follows:

Aucune action ni aucune instance n'est en cours contre la société et les jugements ou les ordonnances à l'encontre de la société ont été exécutés à l'exception de ce qui suit:

6. It is requested that the corporation be authorized under section 181 of the Business Corporations Act to apply to the proper officer for an instrument of continuance continuing the corporation as if it had been incorporated under the laws of

La société demande l'autorisation aux termes de l'article 181 de la Loi sur les sociétés par actions de s'adresser au fonctionnaire compétent pour obtenir un certificat de maintien la maintenant de la même façon que si elle avait été constituée en vertu des lois de/du

CANADA

7. The necessity therefore is as follows:

La présente demande se fonde sur les motifs suivants

It is in the best interests of the Corporation to continue under the *Canada Business Corporations Act*.

8. The laws of the jurisdiction to which the corporation will apply for an instrument of continuance provide in effect that

(a) The property of the corporation continues to be the property of the body corporate;

(b) The body corporate continues to be liable for the obligations of the corporation;

(c) An existing cause of action, claim or liability to prosecution is unaffected;

(d) A civil, criminal, or administrative action or proceeding pending by or against the corporation may be continued to be prosecuted by or against the body corporate; and

(e) A conviction against the corporation may be enforced against the body corporate or a ruling, order or judgement in favour of or against the corporation may be enforced by or against the body corporate.

Les lois de l'autorité législative à laquelle le société demandera un certificat de maintien prévoient ce qui suit

(a) les biens de la société deviennent les biens de la personne morale:

(b) la personne morale continue d'être tenue des obligations de la société:

(c) le maintien n'a pas de conséquence sur les causes d'action, les créances et les poursuites dont la sociétés est passible:

(d) les instances civiles, pénales ou administratives auxquelles la société est partie peuvent être continuées par la personne morale ou contre elle; et

(e) les condamnations prononcées à l'encontre de la société sont susceptibles d'exécution à l'encontre de la personne morale et les ordonnances ou les jugements prononcés en faveur de la société ou contre elle sont susceptibles d'exécution par la personne morale ou contre elle.

9. This application has been authorized by a special resolution.

La présente demande a été autorisée par résolution spéciale.

10. This application is accompanied by the consent of:

(a) The Corporations Tax Branch of the Ministry of Finance and

(b) The Ontario Securities Commission

La présente demande est accompagnée du consentement:

(a) d'une part, de la Direction de l'imposition des corporations du ministère des Finances;

(b) d'autre part, de la Commission des valeurs mobilières de l'Ontario.

This application is signed in duplicate.

La présente demande est signée en double exemplaire.

MOSAIC GROUP INC.
(Name of Corporation)
(Dénomination sociale de la société)

By/*Par*: (signature)
(Signature)
(Signature)

Catherine Barbaro
Vice President Legal and Corporate Secretary
(Description of Office)
(Fonction)

Summary of Filed Form One
MOSAIC GROUP INC.

For in Office Use
Approved Date: **2002/05/16**
Docket File/PO #: **149511-188120**
Inputter's Name: **STANISLAUS, URSULA**
Authorizer Name: **STANISLAUS, URSULA**
Request ID Number: **004272304**

Form 1 - Ontario Corporation

Type of Filing: **Business Corporation - Notice of Change**
Corporation Number: **001273487**
Incorp./Amalg. Date: **1998/01/01**
Corporation Name: **MOSAIC GROUP INC.**
Address of Registered/Head Office: **MCCARTHY TETRAULT, BARRISTERS AND SOLICITO, 66 WELLINGTON STREET WEST TORONTO DOMINION BANK TOWER, #4700, TORONTO, ONTARIO, CANADA M5K 1E6**
Mailing Address: **469A KING STREET WEST, TORONTO, ONTARIO, CANADA M5V 3M4 (Specified)**
Language of Preference: **English**
Number of Schedule A(s) submitted: **9**
Person Authorizing Filing: **STANISLAUS, URSULA T., Other**

Director/Officer Information (18 in total)

No.	Name	Address	Title	Elected	Ceased
1	VERDON, RAY	56 WALKER STREET, OAKVILLE, ONTARIO, CANADA L6K 1A3	Director, Res.Can.	1998/01/01	2002/05/14
2	SANDS, THEODORE D	1100 PARK AVENUE, #4A, NEW YORK, NEW YORK, UNITED STATES OF AMERICA 10128	Director, Non-Res.	1999/06/04	n/a
3	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	Director, Res.Can.	1998/01/01	n/a
4	MOORE, COLIN	51 YORK ROAD, TORONTO, ONTARIO, CANADA M2L 1H7	President	2001/06/01	2002/01/23
5	MATTHEWS, ROBERT BIFF	139 ROXBOROUGH DRIVE, TORONTO, ONTARIO, CANADA M4W 1X5	Director, Res.Can.	2001/06/01	2002/05/14
6	KAAK, BERNARD WILLIAM	125 AIRDRIE ROAD, TORONTO, ONTARIO, CANADA M4G 1M6	Other	2001/08/30	n/a
	KAAK,	125 AIRDRIE ROAD,	Chief		

7	BERNARD WILLIAM	TORONTO, ONTARIO, CANADA M4G 1M6	Financial Officer	2001/08/30	n/a
8	IERACI, DOMENIC	103 SPRING TOWN ROAD, WOODBRIDGE, ONTARIO, CANADA L4L 8E6	Vice-President	2001/03/01	2002/01/23
9	BYRON, MARC	248 FAIRVIEW AVENUE, ENGLEWOOD CLIFFS, NEW JERSEY, UNITED STATES OF AMERICA 07632	Chief Executive Officer	2002/01/01	n/a
10	BYRON, MARC	248 FAIRVIEW AVENUE, ENGLEWOOD CLIFFS, NEW JERSEY, UNITED STATES OF AMERICA 07632	Director, Non-Res.	2001/11/06	n/a
11	BIGGAR, WILLIAM J	12 STRATH AVENUE, ETOBICOKE, ONTARIO, CANADA M8X 1P9	Director, Res.Can.	1998/01/01	2002/05/14
12	BARBARO, CATHERINE	3 IVOR ROAD, TORONTO, ONTARIO, CANADA M4N 2H3	Vice-President	2001/04/02	n/a
13	BARBARO, CATHERINE	3 IVOR ROAD, TORONTO, ONTARIO, CANADA M4N 2H3	Other	2001/04/02	n/a
14	ALOFS, PAUL S	21 BIRCH STREET, TORONTO, ONTARIO, CANADA M4V 1E1	Director, Res.Can.	1999/05/19	2002/01/07
15	KIERNAN, GREGORY F.	300 MILLWOOD ROAD, CHAPPAQUA, NEW YORK, UNITED STATES OF AMERICA 10514	Director, Res.Can.	2002/02/26	n/a
16	CALDWELL, JOHN E.	26 YORK RIDGE ROAD, TORONTO, ONTARIO, CANADA M2P 1R7	Director, Res.Can.	2002/03/26	n/a
17	BARNETT, JOHN E.	15 CLUNY DRIVE, TORONTO, ONTARIO, CANADA M4W 2P8	Director, Res.Can.	2002/03/26	n/a
18	MCQUEEN, CATHERINE	82 LAWRENCE CRESCENT, TORONTO, ONTARIO, CANADA M4N 1N4	Director, Res.Can.	2002/05/14	n/a

Print

Ontario Ministry of Consumer and Commercial Relations | Ministère de la Consommation et du Commerce | Companies Branch 393 University Ave Suite 200 Toronto ON M5G 2M2 | Direction des compagnies 393 ave University Bureau 200 Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 1 of/de 13

Form 1 - Ontario Corporation/ Formule 1 - Personnes morales en Ontario

Initial Return/Notice of Change/ Rapport Initial/Avis de modification Corporations Information Act/Loi sur les renseignements exigés des personnes morales

1.

	Initial Return / Rapport Initial	Notice of Change / Avis de modification
Business Corporations/ Société par actions	☐	☒
Not-For-Profit Corporation/ Personne morale sans but lucratif	☐	☐

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement: I

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 1273487

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion
Year/Année 1998 Month/Mois 01 Day/Jour 01

For Ministry Use Only/ À l'usage du ministère seulement

02 AUG 15

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
MOSAIC GROUP INC.

5. Address of Registered or Head Office/Adresse d'affaires ou du siège social
c/o a/s McCarthy Tetrault, Barristers and Solicitors
Street Number/Numéro civique: 66
Street Name/Nom de la rue: Wellington Street West
Suite/Bureau: 4700
Street Name (Cont'd)/Nom de la rue (suite): Toronto Dominion Bank Tower
City/Town/Ville: Toronto
ONTARIO, CANADA
Postal Code/Code postal: M5K 1E6

For Ministry Use Only / À l'usage du ministère seulement

FILED

Jan. 07, 2002 US.

6. Mailing Address/Adresse postale
☐ Same as Registered or Head Office/ Même que celle du siège social
☐ Not Applicable/ Ne s'applique pas
Street Number/Numéro civique: 469A
Street Name/Nom de la rue: King Street West
Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Toronto
Province, State/Province, État: Ontario
Country/Pays: Canada
Postal Code/Code postal: M5V 3M4

7. Language of Preference/Langue préférée — English - Anglais ☒ French - Français ☐

8. **Information on Directors/Officers must be completed on Schedule A as requested.** If additional space is required, photocopy Schedule A./**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'annexe A.

Number of Schedule A(s) submitted/Nombre d'annexes A présentées: ☐ (At least one Schedule A must be submitted/Au moins une annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing/Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/Je URSULA T. STANISLAUS

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

Check appropriate box / Cocher la case pertinente
D) ☐ Director/Administrateur
O) ☐ Officers/Dirigeant
P) ☒ Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE: Sections 13 and 14 of the Corporations Information Act provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la Loi sur les renseignements exigés des personnes morales prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

FOR MINISTRY USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT ☐ See Deficiency Letter enclosed / Voir l'avis d'insuffisance ci-joint

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 2 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère ment	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: PRESTON
First Name/ Prénom: G.
Middle Names/Autres prénoms: MICHAEL
Street Number/Numéro civique: 240
Suite/Bureau:
Street Name/Nom de la rue: INGLEWOOD DRIVE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4T 1J1

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					
Date Ceased/ Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: VERDON
First Name/ Prénom: RAY
Middle Names/Autres prénoms:
Street Number/Numéro civique: 56
Suite/Bureau:
Street Name/Nom de la rue: WALKER STREET
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: OAKVILLE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L6K 1A3

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 3 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
BIGGAR	WILLIAM	J.

Street Number/Numéro civique: 12
Suite/Bureau:
Street Name/Nom de la rue: STRATH AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: ETOBICOKE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M8X 1P9

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/ Date d'élection	1998	01	01
Date Ceased/ Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
ALOFS	PAUL	S.

Street Number/Numéro civique: 21
Suite/Bureau:
Street Name/Nom de la rue: BIRCH STREET
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4V 1E1

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/ Date d'élection	1999	05	19
Date Ceased/ Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 4 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: SANDS
First Name/ Prénom: THEODORE
Middle Names/Autres prénoms: D.
Street Number/Numéro civique: 1100
Suite/Bureau: 4A
Street Name/Nom de la rue: PARK AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: NEW YORK
Province, State/Province, État: NEW YORK
Country/Pays: UNITED STATES
Postal Code/Code postal: 10128

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [ ] YES/OUI [X] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection (Year/Année Month/Mois Day/Jour): 1999 06 04
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour):

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MATTHEWS
First Name/ Prénom: ROBERT
Middle Names/Autres prénoms: BIFF
Street Number/Numéro civique: 139
Suite/Bureau:
Street Name/Nom de la rue: ROXBOROUGH DRIVE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4W 1X5

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection (Year/Année Month/Mois Day/Jour): 2001 06 01
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour):

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ___ QA ___
DE ___ VER ___

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only / A l'usage du ministère seulement
Page/Page 5 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BYRON
First Name/ Prénom: MARC
Middle Names/Autres prénoms:
Street Number/Numéro civique: 248
Suite/Bureau:
Street Name/Nom de la rue: FAIRVIEW AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: ENGLEWOOD CLIFFS
Province, State/Province, État: NEW JERSEY
Country/Pays: UNITED STATES
Postal Code/Code postal: 07632

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF EXECUTIVE OFFICER

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: YES/OUI [ ] NO/NON [X]
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 2001 Month/Mois 11 Day/Jour 06
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					2002 01 01
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MOORE
First Name/ Prénom: ANTHONY
Middle Names/Autres prénoms: L.
Street Number/Numéro civique: 21222
Suite/Bureau:
Street Name/Nom de la rue: PACIFIC COAST HIGHWAY
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: MALIBU
Province, State/Province, État: CALIFORNIA
Country/Pays: U.S.A.
Postal Code/Code postal: 90265

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: YES/OUI [ ] NO/NON [X]
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/ Date de cessation: Year/Année 2001 Month/Mois 06 Day/Jour 07

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only / A l'usage du ministère seulement
Page/Page 6 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: LASORDA
First Name/ Prénom: ANTHONY
Middle Names/Autres prénoms: F.

Street Number/Numéro civique: 179
Suite/Bureau:

Street Name/Nom de la rue: WHEELIHAN WAY
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: CAMPBELLVILLE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L0P 1B0

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/ Date d'élection	1998	01	01
Date Ceased/ Date de cessation	2001	11	06

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT			SECRETARY/SECRÉTAIRE			TREASURER/TRÉSORIER			GENERAL MANAGER/ DIRECTEUR GÉNÉRAL			*OTHER/AUTRE		
	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour
Date Appointed/ Date de nomination															
Date Ceased/ Date de cessation															

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: LASORDA
First Name/ Prénom: ANTHONY
Middle Names/Autres prénoms: F.

Street Number/Numéro civique: 179
Suite/Bureau:

Street Name/Nom de la rue: WHEELIHAN WAY
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: CAMPBELLVILLE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L0P 1B0

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [ ] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

	Year/Année	Month/Mois	Day/Jour
Date Elected/ Date d'élection			
Date Ceased/ Date de cessation			

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT			SECRETARY/SECRÉTAIRE			TREASURER/TRÉSORIER			GENERAL MANAGER/ DIRECTEUR GÉNÉRAL			*OTHER/AUTRE		
	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Mois	Day/Jour	Year/Année	Month/Moi	Day/Jour	Year/Année	Month/Mois	Day/Jour
Date Appointed/ Date de nomination													2001	03	01
Date Ceased/ Date de cessation													2001	11	06

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 7 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
IERACI	DOMENIC	

Street Number/Numéro civique: 103
Suite/Bureau:
Street Name/Nom de la rue: SPRING TOWN ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: WOODBRIDGE

Province, State/Province, État	Country/Pays	Postal Code/Code postal
ONTARIO	CANADA	L4L 8E6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): VICE-PRESIDENT

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection (Year/Année Month/Mois Day/Jour):
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour):

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					2001 03 01

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
IERACI	DOMENIC	

Street Number/Numéro civique: 103
Suite/Bureau:
Street Name/Nom de la rue: SPRING TOWN ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: WOODBRIDGE

Province, State/Province, État	Country/Pays	Postal Code/Code postal
ONTARIO	CANADA	L4L 8E6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection (Year/Année Month/Mois Day/Jour):
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour):

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					2001 03 01

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 8 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: IERACI
First Name/ Prénom: DOMENIC
Middle Names/Autres prénoms:

Street Number/Numéro civique: 103
Suite/Bureau:

Street Name/Nom de la rue: SPRING TOWN ROAD
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: WOODBRIDGE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L4L 8E6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): VICE-PRESIDENT, FINANCE

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					2001 03 01
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: KAAK
First Name/ Prénom: BERNARD
Middle Names/Autres prénoms: WILLIAM

Street Number/Numéro civique: 125
Suite/Bureau:

Street Name/Nom de la rue: AIRDRIE ROAD
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4G 1M6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF OPERATING OFFICER

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination (Year/Année Month/Mois Day/Jour)					2001 03 01
Date Ceased/ Date de cessation (Year/Année Month/Mois Day/Jour)					2001 08 30

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ___ QA ___
DE ___ VER ___

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
KAAK	BERNARD	WILLIAM

Street Number/Numéro civique: 125
Suite/Bureau:
Street Name/Nom de la rue: AIRDRIE ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4G 1M6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection — Year/Année Month/Mois Day/Jour:
Date Ceased/ Date de cessation — Year/Année Month/Mois Day/Jour:

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT (Year/Année Month/Mois Day/Jour)	SECRETARY/SECRÉTAIRE (Year/Année Month/Mois Day/Jour)	TREASURER/TRÉSORIER (Year/Année Month/Mois Day/Jour)	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL (Year/Année Month/Mois Day/Jour)	*OTHER/AUTRE (Year/Année Month/Mois Day/Jour)
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					2001 03 01

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
KAAK	BERNARD	WILLIAM

Street Number/Numéro civique: 125
Suite/Bureau:
Street Name/Nom de la rue: AIRDRIE ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4G 1M6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection — Year/Année Month/Mois Day/Jour:
Date Ceased/ Date de cessation — Year/Année Month/Mois Day/Jour:

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT (Year/Année Month/Mois Day/Jour)	SECRETARY/SECRÉTAIRE (Year/Année Month/Mois Day/Jour)	TREASURER/TRÉSORIER (Year/Année Month/Mois Day/Jour)	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL (Year/Année Month/Moi Day/Jour)	*OTHER/AUTRE (Year/Année Month/Mois Day/Jour)
Date Appointed/ Date de nomination					2001 08 30
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes: LI ____ QA ____ DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
MEAGHER	BRIAN	

Street Number/Numéro civique: 2700
Suite/Bureau:
Street Name/Nom de la rue: MATHESON BLVD. EAST
Street Name (cont'd)/Nom de la rue (suite): SECOND FLOOR
City/Town/Ville: MISSISSAUGA
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L4W 4V9

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection Year/Année Month/Mois Day/Jour:
Date Ceased/Date de cessation Year/Année Month/Mois Day/Jour:

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT (Year/Année Month/Mois Day/Jour)	SECRETARY/SECRÉTAIRE (Year/Année Month/Mois Day/Jour)	TREASURER/TRÉSORIER (Year/Année Month/Mois Day/Jour)	GENERAL MANAGER/DIRECTEUR GÉNÉRAL (Year/Année Month/Mois Day/Jour)	*OTHER/AUTRE (Year/Année Month/Mois Day/Jour)
Date Appointed/Date de nomination					2001 03 01
Date Ceased/Date de cessation					2001 03 01

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille	First Name/ Prénom	Middle Names/Autres prénoms
MEAGHER	BRIAN	

Street Number/Numéro civique: 2700
Suite/Bureau:
Street Name/Nom de la rue: MATHESON BLVD. EAST
Street Name (cont'd)/Nom de la rue (suite): SECOND FLOOR
City/Town/Ville: MISSISSAUGA
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L4W 4V9

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF OPERATING OFFICER

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection Year/Année Month/Mois Day/Jour:
Date Ceased/Date de cessation Year/Année Month/Mois Day/Jour:

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT (Year/Année Month/Mois Day/Jour)	SECRETARY/SECRÉTAIRE (Year/Année Month/Mois Day/Jour)	TREASURER/TRÉSORIER (Year/Année Month/Mois Day/Jour)	GENERAL MANAGER/DIRECTEUR GÉNÉRAL (Year/Année Month/Moi Day/Jour)	*OTHER/AUTRE (Year/Année Month/Mois Day/Jour)
Date Appointed/Date de nomination					2001 03 01
Date Ceased/Date de cessation					2001 03 01

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 11 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BECKER
First Name/ Prénom: CLINT
Middle Names/Autres prénoms:
Street Number/Numéro civique: 33
Suite/Bureau: 1402
Street Name/Nom de la rue: ROSEHILL AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4T 1G4

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: ☐ YES/OUI ☐ NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					2001 03 01

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: PRESTON
First Name/ Prénom: MICHAEL
Middle Names/Autres prénoms: G.
Street Number/Numéro civique: 240
Suite/Bureau:
Street Name/Nom de la rue: INGLEWOOD DRIVE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4T 1J1

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: ☒ YES/OUI ☐ NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour 1998 01 01
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour 1998 01 01

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination					
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 12 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	Year/Année 1998 Month/Mois 01 Day/Jour 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MOORE
First Name/Prénom: COLIN
Middle Names/Autres prénoms:
Street Number/Numéro civique: 51
Suite/Bureau:
Street Name/Nom de la rue: YORK ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M2L 1H7

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection Year/Année Month/Mois Day/Jour
Date Ceased/Date de cessation Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)	2001 06 01				
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BARBARO
First Name/Prénom: CATHERINE
Middle Names/Autres prénoms:
Street Number/Numéro civique: 3
Suite/Bureau:
Street Name/Nom de la rue: IVOR ROAD
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4N 2H3

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): VICE PRESIDENT LEGAL & CORPORATE SECRETARY

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection Year/Année Month/Mois Day/Jour
Date Ceased/Date de cessation Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					2001 04 02
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 13 of/de 13

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BECKER
First Name/ Prénom: CLINT
Middle Names/Autres prénoms:

Street Number/Numéro civique: 33
Suite/Bureau: 1402
Street Name/Nom de la rue: ROSEHILL AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4T 1G4

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF FINANCIAL OFFICER

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					2001 03 01
Date Ceased/Date de cessation					2001 08 30

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille:
First Name/ Prénom:
Middle Names/Autres prénoms:

Street Number/Numéro civique:
Suite/Bureau:
Street Name/Nom de la rue:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville:
Province, State/Province, État:
Country/Pays:
Postal Code/Code postal:

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien ☐ YES/OUI ☐ NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mol Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Ontario Ministry of Consumer and Commercial Relations | Ministère de la Consommation et du Commerce | Companies Branch 393 University Ave Suite 200 Toronto ON M5G 2M2 | Direction des compagnies 393 ave University Bureau 200 Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement
Page/Page 1 of/de 7

Form 1 - Ontario Corporation/ Formule 1 - Personnes morales en Ontario

Initial Return/Notice of Change/ Rapport Initial/Avis de modification Corporations Information Act/Loi sur les renseignements exigés des personnes morales

1. | | Initial Return / Rapport Initial | Notice of Change / Avis de modification |
|---|---|---|
| Business Corporations/ Société par actions | ☐ | ☒ |
| Not-For-Profit Corporation/ Personne morale sans but lucratif | ☐ | ☐ |

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement: 1

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 1273487

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion: Year/Année 1998 Month/Mois 01 Day/Jour 01

For Ministry Use Only/ À l'usage du ministère seulement

02 AUG 15

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
MOSAIC GROUP INC.

5. Address of Registered or Head Office/Adresse d'affaires ou du siège social
c/o a/s: MCCARTHY TÉTRAULT
Street Number/Numéro civique:
Street Name/Nom de la rue: TORONTO DOMINION BANK TOWER
Suite/Bureau: 4700
Street Name (Cont'd)/Nom de la rue (suite): TORONTO-DOMINION CENTRE
City/Town/Ville: TORONTO
ONTARIO, CANADA
Postal Code/Code postal: M5K 1E6

For Ministry Use Only / À l'usage du ministère seulement
Filed July 30, 2001 US.

6. Mailing Address/Adresse postale
☐ Same as Registered or Head Office/ Même que celle du siège social
☒ Not Applicable/ Ne s'applique pas
Street Number/Numéro civique:
Street Name/Nom de la rue:
Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville:
Province, State/Province, État:
Country/Pays:
Postal Code/Code postal:

7. Language of Preference/Langue préférée: English - Anglais ☒ French - Français ☐

8. Information on Directors/Officers must be completed on Schedule A as requested. If additional space is required, photocopy Schedule A./**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'annexe A.

Number of Schedule A(s) submitted/Nombre d'annexes A présentées: 10 (At least one Schedule A must be submitted/Au moins une annexe A doit être présentée)

9. (Print or type name in full of the person authorizing filing/Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui autorise l'enregistrement)

I/Je CLINT BECKER

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

Check appropriate box / Cocher la case pertinente
D) ☐ Director/Administrateur
O) ☒ Officers/Dirigeant
P) ☐ Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE: Sections 13 and 14 of the Corporations Information Act provide penalties for making false or misleading statements or omissions. **Les articles 13 et 14 de la Loi sur les renseignements exigés des personnes morales** prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

FOR MINISTRY USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT ☐ See Deficiency Letter enclosed / Voir l'avis d'insuffisance ci-joint

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 2 of/de 7

·Please type or print all information in block capital letters using black ink.
·Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: ALOFS
First Name/ Prénom: PAUL
Middle Names/Autres prénoms: S.
Street Number/Numéro civique: 21
Suite/Bureau:
Street Name/Nom de la rue: BIRCH STREET
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4V 1E1

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 1999 Month/Mois 05 Day/Jour 19
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					
Date Ceased/ Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BECKER
First Name/ Prénom: CLINT
Middle Names/Autres prénoms:
Street Number/Numéro civique: 33
Suite/Bureau: 1402
Street Name/Nom de la rue: ROSEHILL AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4T 1G4

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [ ] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only / A l'usage du ministère seulement

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: BIGGAR
First Name/ Prénom: WILLIAM
Middle Names/Autres prénoms: J.
Street Number/Numéro civique: 12
Suite/Bureau:
Street Name/Nom de la rue: STRATH AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: ETOBICOKE
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M8X 1P9

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF FINANCIAL OFFICER/AGENT EN CHEF DES FINANCES

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection (Year/Année Month/Mois Day/Jour): 1998 01 01
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour):

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: COTTMAN
First Name/ Prénom: MICHAEL
Middle Names/Autres prénoms: J.
Street Number/Numéro civique:
Suite/Bureau:
Street Name/Nom de la rue:
Street Name (cont'd)/Nom de la rue (suite): LOWER FARM BARN, FROG LANE. CUDDINGTON
City/Town/Ville: BUCKINGHAMSHIRE
Province, State/Province, État:
Country/Pays: ENGLAND
Postal Code/Code postal: HP180AU

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [ ] YES/OUI [X] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection (Year/Année Month/Mois Day/Jour): 1998 01 01
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour): 2001 02 21

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

For Ministry Use Only / À l'usage du ministère seulement

Initials/Paraphes: LI ___ OA ___ DE ___ VER ___

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 4 of/de 7

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MOORE
First Name/ Prénom: ANTHONY
Middle Names/Autres prénoms: L

Street Number/Numéro civique: 43
Suite/Bureau:

Street Name/Nom de la rue: MELBURY COURT HIGH STREET
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: KENSINGTON
Province, State/Province, État: LONDON
Country/Pays: ENGLAND
Postal Code/Code postal: WB6NH

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [ ] YES/OUI [X] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: PRESTON
First Name/ Prénom: MICHAEL
Middle Names/Autres prénoms: G.

Street Number/Numéro civique: 240
Suite/Bureau:

Street Name/Nom de la rue: INGLEWOOD DRIVE
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA

*OTHER TITLES / *Autres titres (Veuillez préciser)

G. first name

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON

(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/Date de nomination (Year/Année Month/Mois Day/Jour)					
Date Ceased/Date de cessation (Year/Année Month/Mois Day/Jour)					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ___ QA ___
DE ___ VER ___

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario
Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 5 of/de 7

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: VERDON
First Name/ Prénom: RAY
Middle Names/Autres prénoms:

Street Number/Numéro civique: 56
Suite/Bureau:

Street Name/Nom de la rue: WALKER STREET
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: OAKVILLE

Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L6K 1A3

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					
Date Ceased/Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: LASORDA
First Name/ Prénom: ANTHONY
Middle Names/Autres prénoms: F.

Street Number/Numéro civique: 179
Suite/Bureau:

Street Name/Nom de la rue:
Street Name (cont'd)/Nom de la rue (suite): WHEELIHAN WAY

City/Town/Ville: CAMPBELLVILLE

Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L0P 1B0

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/Résident canadien: [X] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/Date d'élection: Year/Année 1998 Month/Mois 01 Day/Jour 01
Date Ceased/Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/Date de nomination					2001 03 01
Date Ceased/Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 6 of/de 7

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
1	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: SANDS
First Name/ Prénom: THEODORE
Middle Names/Autres prénoms: D.
Street Number/Numéro civique: 1100
Suite/Bureau: 4A
Street Name/Nom de la rue: PARK AVENUE
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: NEW YORK
Province, State/Province, État: NEW YORK
Country/Pays: USA
Postal Code/Code postal: 10128

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [ ] YES/OUI [X] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année 1999 Month/Mois 06 Day/Jour 04
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser): CHIEF FINANCIAL OFFICER/AGENT EN CHEF DES FINANCES

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination					
Date Ceased/ Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: MEAGHER
First Name/ Prénom: BRIAN
Middle Names/Autres prénoms:
Street Number/Numéro civique: 66
Suite/Bureau: 4700
Street Name/Nom de la rue: WELLINGTON STREET WEST
Street Name (cont'd)/Nom de la rue (suite): TORONTO-DOMINION BANK TOWER
City/Town/Ville: TORONTO
Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M5K 1E6

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien: [ ] YES/OUI [ ] NO/NON
(Resident Canadian applies to directors of business corporations only.)/
(Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année Month/Mois Day/Jour
Date Ceased/ Date de cessation: Year/Année Month/Mois Day/Jour

Officer Information/Renseignements relatifs aux dirigeants

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser):

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRÉSORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ____ QA ____
DE ____ VER ____

DSG 01/2000

Form 1 - Ontario Corporation/Formule 1 - Personnes morales en Ontario

Schedule A/Annexe A

For Ministry Use Only
A l'usage du ministère seulement
Page/Page 7 of/de 7

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement	Ontario Corporation Number / Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion Year/Année Month/Mois Day/Jour	For Ministry Use Only / À l'usage du ministère seulement
	1273487	1998 01 01	

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX ADMINISTRATEURS/DIRIGEANTS

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: KAAK
First Name/ Prénom: BERNARD
Middle Names/Autres prénoms: WILLIAM

Street Number/Numéro civique: 125
Suite/Bureau:

Street Name/Nom de la rue: AIRDRIE ROAD
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: TORONTO

Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: M4G 1M6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année ___ Month/Mois ___ Day/Jour ___
Date Ceased/ Date de cessation: Year/Année ___ Month/Mois ___ Day/Jour ___

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRESORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					

DIRECTOR / OFFICER INFORMATION - RENSEIGNEMENTS RELATIFS AUX

Full Name and Address for Service/Nom et domicile élu

Last Name/Nom de famille: IERACI
First Name/ Prénom: DOMENIC
Middle Names/Autres prénoms:

Street Number/Numéro civique: 103
Suite/Bureau:

Street Name/Nom de la rue: SPRING TOWN ROAD
Street Name (cont'd)/Nom de la rue (suite):

City/Town/Ville: WOODBRIDGE

Province, State/Province, État: ONTARIO
Country/Pays: CANADA
Postal Code/Code postal: L4L 8E6

*OTHER TITLES (Please Specify) / *Autres titres (Veuillez préciser)

OTHER (UNTITLED)/AUTRE (SANS TITRE)

Director Information/Renseignements relatifs aux administrateurs

Resident Canadian/ Résident canadien ☐ YES/OUI ☐ NO/NON (Resident Canadian applies to directors of business corporations only.)/ (Résident canadien ne s'applique qu'aux administrateurs de sociétés par actions)

Date Elected/ Date d'élection: Year/Année ___ Month/Mois ___ Day/Jour ___
Date Ceased/ Date de cessation: Year/Année ___ Month/Mois ___ Day/Jour ___

Officer Information/Renseignements relatifs aux dirigeants

	PRESIDENT/PRÉSIDENT	SECRETARY/SECRÉTAIRE	TREASURER/TRESORIER	GENERAL MANAGER/ DIRECTEUR GÉNÉRAL	*OTHER/AUTRE
	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Mois Day/Jour	Year/Année Month/Moi Day/Jour	Year/Année Month/Mois Day/Jour
Date Appointed/ Date de nomination					2001 03 01
Date Ceased/ Date de cessation					

For Ministry Use Only
À l'usage du ministère seulement

Initials/Paraphes
LI ___ QA ___
DE ___ VER ___

DSG 01/2000

View Filed Form 1
MOSAIC GROUP INC.

02 AUG 15

For in Office Use
Approved Date: **2001/03/07**
Docket File/PO #: **149511-188120**
Inputter's Name: **GILLETT, TIM**
Authorizer Name: **UYENAKA, LAURA**
Request ID Number: **003414237**

Form 1 - Ontario Corporation
Type of Filing: **Business Corporation - Notice of Change**
Corporation Number: **001273487**
Incorp./Amalg. Date: **1998/01/01**
Corporation Name: **MOSAIC GROUP INC.**
Address of Registered/Head Office: **NORIE C. CAMPBELL, TORONTO DOMINION BANK TOWER TORONTO DOMINION CENTRE, #4700, TORONTO, ONTARIO, CANADA M5K 1E6**
Mailing Address: **Same as Registered Office**
Language of Preference: **English**
Number of Schedule A(s) submitted: **7**
Person Authorizing Filing: **UYENAKA, LAURA S., Other**

Director/Officer Information (14 in total)

No.	Name	Address	Title	Elected	Ceased
1	VERDON, RAY	56 WALKER STREET, OAKVILLE, ONTARIO, CANADA L6K 1A3	Director, Res.Can.	1998/01/01	n/a
2	SANDS, THEODORE D	1100 PARK AVENUE, #4A, NEW YORK, NEW YORK, UNITED STATES OF AMERICA 10128	Director, Non-Res.	1999/06/04	n/a
3	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	Director, Res.Can.	1998/01/01	n/a
4	MOORE, ANTHONY L	43 MELBURY COURT HIGH STREET KENSINGTON, LONDON, ENGLAND WB 6NH	Director, Non-Res.	1998/01/01	n/a
5	MEAGHER, BRIAN	66 WELLINGTON STREET WEST TORONTO DOMINION BANK TOWER, #4700, TORONTO, ONTARIO, CANADA M5K 1E6	Chief Operating Officer	2001/03/01	n/a

6	LASORDA, ANTHONY F	179 WHEELIHAN WAY, CAMPBELLVILLE, ONTARIO, CANADA L0P 1B0	Other	2001/03/01	n/a	
7	LASORDA, ANTHONY F	179 WHEELIHAN WAY, CAMPBELLVILLE, ONTARIO, CANADA L0P 1B0	Director, Res.Can.	1998/01/01	n/a	
8	KAAK, BERNARD WILLIAM	179 WHEELIHAN WAY, TORONTO, ONTARIO, CANADA M4G 1M6	Chief Financial Officer	2001/03/01	2001/03/01	
9	IERACI, DOMENIC	103 SPRING TOWN ROAD, WOODBRIDGE, ONTARIO, CANADA L4L 8E6	Vice-President	2001/03/01	n/a	
10	COTTMAN, MICHAEL J	LOWER FARM BARN FROG LANE CUDDINGTON, BUCKINGHAMSHIRE, ENGLAND HP1S0AU	Director, Non-Res.	1998/01/01	n/a	
11	BIGGAR, WILLIAM J	12 STRATH AVENUE, ETOBICOKE, ONTARIO, CANADA M8X 1P9	Director, Res.Can.	1998/01/01	n/a	
12	BECKER, CLINT	33 ROSEHILL AVENUE, #1402, TORONTO, ONTARIO, CANADA M4T 1G4	Chief Financial Officer	2001/03/01	n/a	
13	ALOFS, PAUL S	21 BIRCH STREET, TORONTO, ONTARIO, CANADA M4V 1E1	Director, Res.Can.	1999/05/19	n/a	
14	KAAK, BERNARD WILLIAM	179 WHEELIHAN WAY, TORONTO, ONTARIO, CANADA M4G 1M6	Chief Operating Officer	2001/03/01	n/a	

Submission of Request

Your Request has been **"successfully submitted."**

User Identification: **20001238**

Transaction ID: **21478**

Corporate Name: **MOSAIC GROUP INC.**

Transaction Time: **8:56:55 AM**

Request Type: **Filing of Form 1**

Transactions List for Today	Return to Form Entry

View Filed Form 1
MOSAIC GROUP INC.

For in Office Use
Approved Date: **2001/03/01**
Docket File/PO #: **149511-188120**
Inputter's Name: **GILLETT, TIM**
Authorizer Name: **UYENAKA, LAURA**
Request ID Number: **003402767**

Form 1 - Ontario Corporation

Type of Filing: **Business Corporation - Notice of Change**
Corporation Number: **001273487**
Incorp./Amalg. Date: **1998/01/01**
Corporation Name: **MOSAIC GROUP INC.**
Address of Registered/Head Office: **NORIE C. CAMPBELL, TORONTO DOMINION BANK TOWER TORONTO DOMINION CENTRE, #4700, TORONTO, ONTARIO, CANADA M5K 1E6**
Mailing Address: **Same as Registered Office**
Language of Preference: **English**
Number of Schedule A(s) submitted: **8**
Person Authorizing Filing: **UYENAKA, LAURA S., Other**

Director/Officer Information (18 in total)

No.	Name	Address	Title	Elected	Ceased
1	VERDON, RAY	56 WALKER STREET, OAKVILLE, ONTARIO, CANADA L6K 1A3	Director, Res.Can.	1998/01/01	n/a
2	SANDS, THEODORE D	1100 PARK AVENUE, #4A, NEW YORK, NEW YORK, UNITED STATES OF AMERICA 10128	Director, Non-Res.	1999/06/04	n/a
3	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	Director, Res.Can.	1998/01/01	n/a
4	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	President	1998/01/01	1998/04/28
5	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	Secretary	1998/01/01	1998/12/11
6	PRESTON, G. MICHAEL	240 INGLEWOOD DRIVE, TORONTO, ONTARIO, CANADA M4T 1J1	Other	1998/01/01	1998/04/24
7	MOORE, ANTHONY L	43 MELBURY COURT HIGH STREET KENSINGTON, LONDON, ENGLAND WB 6NH	Director, Non-Res.	1998/01/01	n/a

8	LASORDA, ANTHONY F	179 WHEELIHAN WAY, CAMPBELLVILLE, ONTARIO, CANADA L0P 1B0	Director, Res.Can.	1998/01/01	n/a
9	LASORDA, ANTHONY F	179 WHEELIHAN WAY, CAMPBELLVILLE, ONTARIO, CANADA L0P 1B0	Other	2001/03/01	n/a
10	KAAK, BERNARD WILLIAM	125 AIRDRIE ROAD, TORONTO, ONTARIO, CANADA M4G 1M6	Other	1998/01/01	1998/04/24
11	COTTMAN, MICHAEL J	LOWER FARM BARN FROG LANE CUDDINGTON, BUCKINGHAMSHIRE, ENGLAND HP1S0AU	Director, Non-Res.	1998/01/01	n/a
12	BIGGAR, WILLIAM J	12 STRATH AVENUE, ETOBICOKE, ONTARIO, CANADA M8X 1P9	Director, Res.Can.	1998/01/01	n/a
13	BECKER, CLINT	33 ROSEHILL AVENUE, #1402, TORONTO, ONTARIO, CANADA M4T 1G4	Other	1998/01/01	1998/04/24
14	ALOFS, PAUL S	21 BIRCH STREET, TORONTO, ONTARIO, CANADA M4V 1E1	Director, Res.Can.	1999/05/19	n/a
15	KAAK, BERNARD WILLIAM	179 WHEELIHAN WAY, TORONTO, ONTARIO, CANADA M4G 1M6	Chief Financial Officer	2001/03/01	n/a
16	MEAGHER, BRIAN	66 WELLINGTON STREET WEST TORONTO DOMINION BANK TOWER, #4700, TORONTO, ONTARIO, CANADA M5K 1E6	Chief Operating Officer	2001/03/01	n/a
17	BECKER, CLINT	33 ROSEHILL AVENUE, #1402, TORONTO, ONTARIO, CANADA M4T 1G4	Chief Financial Officer	2001/03/01	n/a
18	IERACI, DOMENIC	103 SPRING TOWN ROAD, WOODBRIDGE, ONTARIO, CANADA L4L 8E6	Vice-President	2001/03/01	n/a

Ontario

Ministry of Finance
Corporations Tax Branch
P.O. Box 620
33 King Street West
Oshawa ON L1H 8E9

2000 CT23 Corporations Tax and Annual Return

Corporations Tax Act - Ministry of Finance (MOF)
Corporations Information Act - Ministry of Consumer and Commercial Relations (MCCR)

This return is a combination of the Ministry of Finance (MOF) CT23 Corporations Tax Return and the Ministry of Consumer and Commercial Relations (MCCR) Annual Return. Page 1 is a common page required for both returns. In addition, depending on which criteria the corporation satisfies, it must complete either the Exempt from Filing (EFF) declaration on page 2 or file the CT23 Return on pages 3-14, together with the applicable schedules. Corporations that do not meet the EFF criteria but do meet the Short-Form criteria, may request and file the CT23 Short-Form Return.

The Annual Return (common page) and MCCR Schedules A or K contains non-tax information collected under the authority of the *Corporations Information Act* for the purpose of maintaining a public database of corporate information. This return must be completed by Ontario share-capital corporations or Foreign-Business share-capital corporations that have an extra-provincial licence to operate in Ontario.

Ministry Use

MCCR Annual Return Required? (Refer to Guide) Yes [X] No [ ] Page 1

Corporation's Legal Name *(including punctuation)* **and Mailing Address**

Mosaic Group Inc.
Mosaic Group Inc.
469A King Street West
Attn: Mr. Robert A. Davis
Toronto
ON M5V-3M4

Has address changed since last filed CT23 Return? [ ] Yes — Date of Change: year month day

Registered/Head Office Address

469A King Street West
Toronto
ON M5V-3M4

Location of Books and Records

469A King Street West
Toronto
ON M5V-3M4

Name of person to contact regarding this CT23 Return	Telephone No.	Fax No.
ROBERT DAVIS	416-813-4294	416-813-0970

Address of Principal Office in Ontario *(Extra-Provincial Corporations only)* (MCCR)

ON CA -

Former Corporation Name *(Extra-Provincial Corporations only)* *(Not Applicable)* [X] (MCCR)

Information on Directors/Officers/Administrators must be completed on MCCR Schedule A or K as appropriate. If additional space is required for Schedule A, only this schedule may be photocopied. State number submitted (MCCR). No. of Schedule(s): 0

If there is no change to the Directors/Officers/Administrators information previously submitted to MCCR, please [X] this box. Schedule(s) A and K are not required (MCCR). [X] No change

Ontario Corporations Tax Account No. (MOF): 5313626

This CT23 Return covers the Taxation Year
Start (year month day): 2000-01-01
End (year month day): 2000-12-31

Date of Incorporation or Amalgamation (year month day): 1998-01-01

Ontario Corporation No. (MCCR):

Canada Customs and Revenue Agency (formerly Revenue Canada) Business No. (if applicable, enter): 896831153 RC 0001

Jurisdiction incorporated: Ontario

If not incorporated in Ontario, indicate the date Ontario business activity commenced and ceased.
Commenced (year month day):
Ceased (year month day):
(Not Applicable) [X]

Preferred Language/Langue de préférence: English/Anglais [X] French/Français [ ]

Ministry Use

Certification (MCCR)

I certify that all information set out in the **Annual Return** is true, correct and complete.

Name of Authorized Person *(Print clearly or type in full)*

ROBERT DAVIS

Title: D [ ] Director O [ ] Officer P [X] Other individual having knowledge of the affairs of the Corporation

Note: Sections 13 and Received Time Aug. 1. 10:56AM **enalties for making false or misleading statements or omissions.**

Industry Canada | Industrie Canada

02 AUG 15

Certificate of Continuance | **Certificat de prorogation**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

MOSAIC GROUP INC.

Name of corporation-Dénomination de la société

407926-4

Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the *Canada Business Corporations Act*, as set out in the attached articles of continuance.

Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions,* tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

Director - Directeur

May 29, 2002 / le 29 mai 2002

Date of Continuance - Date de la prorogation

Canada

Industry Canada

Canada Business Corporations Act

Industrie Canada

Loi canadienne sur les sociétés par actions

FORM 11
ARTICLES OF CONTINUANCE
(SECTION 187)

FORMULE 11
CLAUSES DE PROROGATION
(ARTICLE 187)

1 - Name of corporation — Dénomination de la société

MOSAIC GROUP INC.

2 - The place in Canada where the registered office is to be — Lieu au Canada où doit être situé le siège social

Province of Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of common shares and an unlimited number of preference shares, issuable in series.
The annexed Schedule 1 is incorporated in this form.

4 - Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

No restrictions

5 - Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of 3, maximum of 15.

6 - Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 - (1) If change of name effected, previous name — (1) S'il y a changement de dénomination, dénomination

Not applicable

(2) Details of incorporation — (2) Détails de la constitution

Formed by the amalgamation of MOSAIC GROUP INC. and S&MG MARKETING LIMITED / S&MG MARKETING LIMITEÉ under the *Business Corporations Act* (Ontario) on January 1, 1998.

8 - Other provisions, if any — Autres dispositions, s'il y a lieu

(a) Meetings of the shareholders of the Corporation may be held at any place within Canada or in any of New York, New York; Fort Lee, New Jersey; Chicago, Illinois; Dallas, Texas; or London, U.K.
(b) The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

Date	Signature	Title - Titre
May 28, 2002	[signature]	Catherine Barbaro - Vice President, Legal & Corporate Secretary

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Corporation No. - N° de la société 407926-4

Filed - Déposée JUN - 7 2002

DSG 06/2001

Schedule 1

1. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) Payment of Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

(c) Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at such meetings.

2. The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

(a) Directors' Authority to Issue Series

The board of directors of the Corporation may issue the Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights

and conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

(b) **Ranking of Preference Shares**

(i) No rights, privileges, restrictions or conditions attaching to a series of Preference Shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other series of Preference Shares. The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(ii) The Preference Shares shall be entitled to priority over the Common Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii) If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of a series of Preference Shares is not paid in full, the Preference Shares of all series shall participate concurrently in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to amounts payable on return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

(iv) The Preference Shares of any series may also be given such other preferences not inconsistent with the provisions hereof over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.

(v) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of each series of Preference Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of

the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Preference Shares, be entitled to receive (i) an amount equal to the stated capital attributed to each series of Preference Shares, respectively, together with, in the case of a series of Preference Shares entitled to cumulative dividends thereon, all unpaid accumulated cumulative dividends, whether or not declared (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which such cumulative dividends were paid up to but excluding the date of distribution) and, in the case of a series of Preference Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount, if any, equal to any premium which would have been payable on the redemption of any series of Preference Shares had they been called for redemption by the Corporation effective the date of distribution and, if any series of Preference Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of any other series of Shares.

(c) Restrictions on Dividends and Redemptions, etc.

No dividends shall at any time be declared or paid or set apart for payment on the Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Common Shares or such other shares of the Corporation ranking junior to the Preference Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Preference Shares or any Common Shares or any other shares of the Corporation ranking junior to the Preference Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 3
NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS of REGISTERED OFFICE (SECTION 19)

FORMULE 3
AVIS DE DÉSIGNATION OU DE CHANGEMENT D'ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - N° de la société
MOSAIC GROUP INC.	

3 -- Province or territory in Canada where the registered office is situated (or to be situated). (This province or territory must be the same as the one listed in the Articles.)

La province ou le territoire au Canada où se situe (ou se situera) le siège social. (Il doit correspondre à la province ou au territoire indiqué dans les statuts.)

ONTARIO

4 -- Street address of Registered Office - Adresse civique du siège social

469A King Street West
Toronto, Ontario
M5V 3M4

02 AUG 15

(and mailing address, if different from that of registered office) - (si l'adresse postale diffère de celle du siège social)

CAUTION: Address of registered office must be within the province or territory that is described in the Articles at Item 3; otherwise an amendment to the Articles is required, using Form 4, in addition to this form (see paragraph 173 (l) b) of the Act).

AVIS: L'adresse du siège social doit se situer dans les limites de la province ou du territoire indiqué dans les statuts à la rubrique 3. Sinon, il faut modifier les statuts en déposant la formule 4, en plus de la présente formule (voir l'alinéa 173 (l) b) de la Loi).

5 -- Effective Date of Change - Date de prise d'effet

Upon Continuance

6 -- Previous Address of Registered Office - Adresse précédente du siège social

Not applicable

REÇU
RECEIVED
LSARF/CBCA

Date	Signature	7 -- Capacity of - En qualité de
May 28, 2002		Vice President Legal and Corporate Secretary
For Departmental Use Only À l'usage du ministère seulement Filed Déposée JUN JUIN - 7 2002	Printed Name - Nom en lettres moulées Catherine Barbaro	

IC 3420 (2001/11) DSG 11/2001

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

02 AUG 15

FORM 6
NOTICE OF DIRECTORS, OR NOTICE OF CHANGE OF DIRECTORS OR NOTICE OF CHANGE OF ADDRESS OF A PRESENT DIRECTOR
[SECTIONS 106 AND 113(l)]

FORMULE 6
LISTE DES ADMINISTRATEURS, AVIS DE CHANGEMENT DES ADMINISTRATEURS OU AVIS DE CHANGEMENT D'ADRESSE D'UN ADMINISTRATEUR ACTUEL
[ARTICLES 106 ET 113(l)]

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - N° de la société
MOSAIC GROUP INC.	

3 -- The following persons became directors of this corporation - Les personnes suivantes sont devenues administrateurs de la présente société

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian - Y/N Résident canadien - O/N
See Schedule "A" annexed.			

4 -- The following persons ceased to be directors of this corporation - Les personnes suivantes ont cessé d'être administrateurs de la présente société

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire
Not applicable		

5 -- The directors of this corporation now are - Les administrateurs de la présente société sont maintenant

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian - Y/N Résident canadien - O/N
See Schedule "A" annexed		

6 -- Change of address of a present director - Changement d'adresse d'un administrateur actuel

Name - Nom	Effective Date Date d'entrée en vigueur	Former Residential Address Adresse domiciliaire précédente	New Residential Address Nouvelle adresse résidentiel
Not applicable			

REÇU
RECEIVED
LSARF/CBCA

Date	Signature	7 -- Capacity of - En qualité de
May 28, 2002		Vice President Legal & Corporate Secretary

For Departmental Use Only À l'usage du ministère seulement Filed Déposée JUN - 7 2002	Printed Name - Nom en lettres moulées Catherine Barbaro

IC 3103 (2001/11) DSG 11/2001

Canada

Schedule "A"

Name	Effective Date	Residential Address	Resident Canadian
John R. Barnett	Upon Continuance	15 Cluny Drive Toronto, Ontario M4W 2P8	Yes
Marc Byron	Upon Continuance	248 Fairview Avenue Englewood Cliffs, NJ, U.S.A. 07632	No
John E. Caldwell	Upon Continuance	26 York Ridge Road Toronto, Ontario M2P 1R7	Yes
Gregory F. Kiernan	Upon Continuance	300 Millwood Road Chappaqua, New York U.S.A. 10514	No
Catherine McQueen	Upon Continuance	82 Lawrence Crescent Toronto, Ontario M4N 1N4	Yes
Theodore D. Sands	Upon Continuance	1100 Park Avenue Suite 4A New York, New York, U.S.A. 10128	No

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31	2001	2000	1999	1998	1997
OPERATIONS (THOUSANDS IN CDN$)					
Revenues	$ 761,654	$ 493,662	$ 378,006	$ 252,574	$ 122,703
Gross profit	216,189	174,902	125,613	83,598	37,645
EBITDA[1]	84,628	67,297	37,121	24,881	12,133
Earnings from continuing operations before goodwill charges	39,335	37,647	20,082	12,992	5,994
Earnings from continuing operations	29,030	30,909	15,513	9,534	4,832
PER SHARE AMOUNTS					
Diluted earnings from continuing operations before goodwill charges					
GAAP	$ 0.48	$ 0.50	$ 0.29	$ 0.24	$ 0.17
Pro Forma[2]	0.32	n/a	n/a	n/a	n/a
Diluted earnings from continuing operations					
GAAP	$ 0.34	$ 0.41	$ 0.23	$ 0.18	$ 0.14
Pro Forma[2]	0.20	n/a	n/a	n/a	n/a

Revenues
(in millions of dollars)


800
600
400
200
0
1997
1998
1999
2000
2001

EBITDA
(in millions of dollars)


100
80
60
40
20
0
1997
1998
1999
2000
2001

Earnings before goodwill charges
(in millions of dollars)


40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

The above financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all the Company's Continental European Operations.

(1) Earnings from continuing operations before interest, minority interest, income taxes, depreciation and amortization.

(2) Pro Forma diluted earnings per share reflects the impact of the Paradigm Earnout if it had occurred on January 1, 2001. Refer to note 9 of the December 31, 2001 consolidated financial statements for assumptions underlying the determination of Pro Forma earnings per share calculations.

TABLE OF CONTENTS

Letter to Shareholders

The theme of this annual report – and the theme at Mosaic – is leadership. As any student of history can tell you, talented leadership can make all the difference in the world. Success or failure. Winning or losing. Profits or losses. It is leadership first, and then of course execution, that makes the difference.

At Mosaic, we are demonstrating leadership, and we intend to make a difference. We will make a difference for you, our shareholders. We will make a difference for our Associates. And we will make a difference for our Brand Partners (our clients).

From my perspective, leadership means the ability to seize on four essential elements – opportunities, conviction, a plan and courage. I'd like to address each of these in turn.

Opportunities

Everywhere we look, opportunities abound. We will be disciplined in our focus, concentrating on the ones that can produce the best long-term returns. Some of the many forces working in Mosaic's favour are immediately obvious. Yet beyond those, we have 20/20 vision for opportunities that can only be seen through industry-coloured glasses – glasses we have worn for nearly 20 years.

To us, it is obvious that the major brands are shifting their spending out of feel-good, hard-to-measure advertising, to our core competency – measured marketing. Herein lies opportunity number one – to become the leading company in the world that delivers measured marketing solutions to large, global brands. Mosaic's whole operating methodology is about accountability, and accountability is exactly what large, global brands are demanding more for the dollars they spend and invest in marketing and distribution partners.

We are already the largest independent marketing solutions company in the world. To date that has essentially been a well-kept secret – but only for now. It won't be a secret for long. We have the vision, the plan, the management team and the talented Associates to turn Mosaic into the dominant and best known player – the leader – in this fast growing, emerging sector of measured marketing.

This is only one of many opportunities representing billions of dollars of potential revenue that Mosaic can tap into.

Another opportunity is the potential for taking the Mosaic platform in innovative directions, and creating new and sustainable revenue and earnings streams. Expect to see Mosaic lead in establishing creative new contracts and businesses with current and future Brand Partners. Expect to see Mosaic holistically integrate the entire transaction process by sourcing our own proprietary services, and selling those services to our own databases as well as to the databases of others. From product design, lead generation and customer acquisition, through to sales, fulfillment and billing, Mosaic will own its own end-to-end product solutions with higher margins, while minimizing risks by working with venture partners.

Expect to see Mosaic further establish itself as the leader in the burgeoning world of digital, data and direct marketing. And expect to see Mosaic emerge as the leader in driving large numbers of profitable consumer transactions – for our Brand Partners, for our joint venture partners, and for ourselves.

As I said, opportunities abound, and we have the leadership to seize them.

Conviction

Leadership also means having conviction in a vision – conviction that does not waiver through great times or through challenging times. During great times, leaders show their conviction through humility. During tough times, leaders show their conviction by staying the course, executing day-to-day, believing in the vision and bringing others onside to believe in the vision as well.

We have conviction that we are building a company that will stand the test of time as a great investment, a great place to work, and a business that delivers great results. Not everyone will be able to immediately understand every move we make, every deal we sign, or every company we buy. That said, we will not compromise the future for quick and easy decisions that do not fit into our long-term plan – even if those decisions are not immediately obvious to observers. We will do the right thing to meet the long-term interests of you, our shareholders, and our other constituents as well.

Sometimes maintaining conviction is not easy, because investors want results now. My job as the new CEO is to chart a course that ensures a great investment over time. I see a future where Mosaic is a transaction-driven company – and where we produce these transactions morning, noon and night, ensuring consistent growth of your investment.

We have the skill set, the technology and the know-how to accomplish this goal. Now it's a matter of making it happen. Our conviction is strong and our vision is clear.

A Plan

Leaders inspire because of the belief in his or her own vision and because people believe in the leader's plan to turn that vision into reality. We have a plan at Mosaic. We have shared it with our people. We have shared it with you. It is far reaching yet achievable.

Simply put, our plan is to become the world's most profitable transaction-driven organization...an organization that sells products and services on behalf of brands, in joint ventures with brands, on behalf of ourselves, and in other formats that will emerge over time...an organization that sells products and services using technology to drive efficiency, through traditional and non traditional channels to market. We will do so in ways people have seen before, and in new ways we are inventing every day at Mosaic.

Our plan also includes:

- treating our people with the utmost respect, rewarding them for effort, and greatly rewarding them for results;
- buying companies and capabilities that further our long-term cause, particularly in the areas of data, digital and direct;
- being transparent about our financial performance with the investment community;
- earning your trust every day through our consistency, our honesty and our results; and,
- becoming a long-term and dominant player on the world stage in selling products and services, and in creating transactions.

In addition, our plan includes change. As we grow your company over time, we will change our plan to reflect what we need to do in the short-term to build for the long-term.

Courage

Leaders must be willing to stand strong in the face of constant skepticism and second-guessing and be willing to make the hard calls. With opinions coming their way every day, from every angle, leaders need to have the courage to say, "this is where we are going, and this is how we are getting there". They do not change course because it is convenient or relieves the pressure of how the markets will react.

I would like to think the new Mosaic has already demonstrated courage. Inside our first quarter of running your company, we have:

- assessed the business from top to bottom, and then planned and initiated a company-wide restructuring, which should save the company approximately $10 million on an annualized basis;
- initiated a debt restructuring and reduction plan by raising gross proceeds of $52.44 million in new equity;
- reorganized the company into four manageable, understandable business divisions, and in an effort to help you understand them even further, we have included overviews of each in this annual report;
- initiated a system-wide new business development organization that will begin to pay dividends in the second half of 2002 and into the future; and,
- appointed a world-class, and in my opinion, the industry's best management team to run our business divisions.

Initiating each of these moves took courage. It always takes courage to be bold, and it takes courage to change. This annual report in its simplified look and production is an example of a bold step. Although we are a marketing services company with strong creative capabilities, we chose to go with a low cost alternative for our annual report to show our commitment to cost side management. By the time you read this annual report, we will have done much more. You can count on our courage to continue.

Leaders also inspire, and I hope these words have inspired you. I can tell you that our company is a team – highly motivated, inspired, and proud to go the extra mile to make our vision happen.

This is the new Mosaic. You can even see the change. Just look at our new logo on the cover of this report. Bold. Strong. Focused on solutions and results. The logo represents a new Mosaic. If you look closely, you can see that the individual pieces of the Mosaic are much more progressive in their design. This logo represents a transformation of one Mosaic to another; the Mosaic of today. We will prove beyond a shadow of a doubt that we are leaders, as people and as a company. As such, we are worthy of your investment and support.

Thank you for your continued interest in and support of Mosaic.

Marc Byron

Marc Byron
Vice Chairman and
Chief Executive Officer
Mosaic Group Inc.

Mosaic Performance Solutions

Flawless execution at every point in the customer acquisition process.

Mosaic is one of the largest acquirers of wireless, satellite and deregulated energy subscribers in the US. We are also one of the largest acquirers of credit card subscribers, as well as the fifth largest and fastest growing long distance reseller in Canada. These are impressive accomplishments, and all of them can be attributed to one division within Mosaic – Performance Solutions.

Mosaic Performance Solutions has changed the competitive landscape by offering our brands end-to-end solutions in driving the ultimate transaction for them, that being a new customer. While other traditional firms focus on providing different parts of the customer acquisition solution, only Mosaic offers the scale, scope, and sophisticated technology to flawlessly execute every component of the customer acquisition process. That includes:

- developing the strategy;
- optimizing the media mix;
- acquiring the necessary data (frequently by providing our own);
- identifying the customers;
- creating the offer;
- closing the sales;
- delivering the service or product; and,
- provisioning the customer to the Brand.

Only Mosaic has a full range of capabilities to deliver the turnkey transaction of a new customer that gives our Brand Partners a real and measurable return on their marketing investment. We are the only company in the world that can leverage our own proprietary technology and our own data to drive cost-managed and measured results for our Brand Partners' businesses and sales.

Many of the world's largest brands, particularly in service industries such as telecommunications, finance, and energy, attach a value to their existing customers. We operate by ensuring that brands compensate Mosaic only for each new customer provided to them – what we call pay for performance or commission-based distribution compensation.

With the most sophisticated data, digital and direct marketing platform fully proven and built out, Mosaic Performance Solutions will drive more and more transactions in more and more creative ways.

Mosaic Sales Solutions
Leveraging talent, technology and logistics

With more than 20,000 field representatives selling products or services on a dedicated basis at retail for our Brand Partners, Mosaic has become the leading Sales Solutions company in the world, driving transactions through millions of face-to-face, one-on-one contacts.

Some of the world's largest brands – companies such as Guinness United Distillers and Vintners and AT&T Wireless – hire Mosaic's outsourced sales force because we have the ability to manage large-scale people deployment better than anyone else and because we know how to make the transaction happen. We know how to close sales. Mosaic can leverage its talent, technology and excellence in execution to create solutions that are better, faster and less costly than what the brand can deliver on its own.

The market for driving transactions in one-on-one settings – especially at big box and specialty retailers – is growing dramatically as brands continue to focus on their core competencies, turning over specialized functions to experts like us. Mosaic produces proven results for this market by driving sales at the point of purchase. We use a unique combination of leading edge processes and technologies to create an entirely digital work environment, and we use "best in class" people to operate those processes and technologies effectively. We move market share.

Each year, our field representatives visit more than 3.5 million destinations around the world and interact with tens of millions of potential consumers. We connect directly with consumers in the retail environment; provide product demonstrations that bring the brand to life, and train key product influencers, such as retail sales personnel or bartenders.

Through our joint venture with Information Resources Inc. (IRI), Mosaic InfoForce's field representatives visit more than 20,000 retail stores per week, collecting approximately 40 million unique data elements every month. We send this data using Mosaic's proprietary technology platform to IRI for analysis and sale to their clients. With this level of one-to-one contact and data collection, Mosaic can gather more market intelligence than any other company in the world – and consistently provide solutions that change to meet the needs of the brand and the retail environment.

Microsoft, one of the most recognized brands in the world, realized four years ago that partnering with Mosaic on its retail sales and merchandising functions would save costs and produce better results. Mosaic successfully deploys and develops the field team necessary to build Microsoft displays, install point of purchase materials, and dispense product information to retail sales personnel and consumers. We are currently serving as Microsoft's in-store representatives at 3,600 stores across North America, launching many new products and augmenting the sales of existing titles.

As part of the North American Windows XP Pre-Launch, Mosaic recently installed "PC Ready" point of purchase materials nationwide to promote PC compatibility with Windows XP. Microsoft relied on the strong technical skills of the Mosaic field representatives to launch in the retail environment, with Windows XP Live! retail

personnel training events and hundreds of in-store demonstrations. In fact, Mosaic's field representatives developed such an outstanding relationship with the retail locations that the campaign resulted in 90% of the stores placing the product without even receiving prior approval from the locations.

Our field representatives use hand-held PCs to relay information on point of purchase and display completion, product sales, floor presence, competitive information and causal feedback back to Microsoft daily through an innovative digital platform we have built for Microsoft, called Quantum Intelligence. The diverse teams within Microsoft rely upon this information on a real-time basis for crucial business decisions.

Mosaic consistently delivers targeted one-on-one solutions to our clients – solutions that pay off in "best in class" results for our brands because simply, we are judged by the ultimate form of measurement, the transaction. We excel at getting our brands' products and services in front of consumers, making a lasting impression, and then closing the sale.

Mosaic Marketing and Technology Solutions

Implementing integrated solutions that drive market share

Mosaic's Marketing and Technology Solutions division has become a leader in integrated marketing and technology solutions for Brand Partners. We understand the strategies and tactics that drive consumers' behavior, and have the ability to assist Brand Partners develop and implement marketing and technology executions that drive "value" for both the Brand Partner and their consumers. Our work spans all channels, incorporates innovative promotional activity and we understand how to apply technology to enable solid execution and create real efficiencies.

In today's marketplace, Brand Partners and consumers are challenging the traditional rules of direct marketing. It's no longer enough to just develop better and more targeted offers to consumers. The company to emerge as the true leader will be the one which creates value for the Brand Partners and their consumers. This cuts across business-to-business and business-to-consumer. At Mosaic we create that value by delivering results that can be measured, and by delivering results that visibly improve the brand's bottom line. Our solutions create value through interacting with consumers across all channels of delivery and by bringing our brands to life.

When the National Football League (NFL) wanted to increase its presence on campuses across Canada, Mosaic developed a solution that brought the NFL experience to life. Mosaic's Marketing and Technology Solutions group, in concert with the NFL, and sponsored by Budweiser, created a university touch football league at 10 Canadian universities. The program was established in recognition of a core NFL value - the need to establish a balance between athletic and academic achievement.

A random draw selected four teams out of the 10 university league champions to advance to the National Championship at the SkyDome in Toronto. The four teams played over 2 days with the winning team taking a $10,000 NFL/Budweiser scholarship back to their university.

Off the field, Mosaic brought the NFL experience to life with on-campus designated licensee headquarters at each of the 10 universities hosting kickoff events, post game socials and NFL Monday Night Football parties. To create another level of interaction with the targeted consumers, Mosaic's technology group developed 34 pages on the Budweiser.ca web site to host league details, schedules, photos and contests.

The focus for any solution offering is always the brand's business or customer challenge. We can then draw from a range of Mosaic capabilities and experiences to develop the appropriate solution. Those solutions come in the form of a stand alone marketing and technology program which draws on its key capabilities – strategy and innovation, integrated marketing, database marketing services, technology delivery, creative, and people solutions – or through an integrated approach utilizing the capabilities of the full Mosaic group. The Marketing and Technology Solutions division is strategically aligned with each of the Mosaic divisions to provide added enhancements and effectiveness to Brand Partner solutions.

The Marketing and Technology Solutions division's focus is be on building innovative, practical solutions that perform well in the marketplace – solutions that produce real results in real time.

Mosaic Solutions UK

Leading in innovative, cost-managed, end-to-end solutions

Mosaic Solutions UK is a unique extension of Mosaic's full range of capabilities, and has emerged as a leader in innovative, cost-managed, end-to-end solutions.

Mosaic's ability to develop and execute a complete sales solution is being successfully showcased in our joint venture between J Sainsbury plc, one of the largest grocery retailers in the UK, and BT Cellnet. As the managing partner of this joint venture, we successfully leverage customer contacts, the Sainsbury brand name, BT Cellnet's wireless network, and Mosaic's proprietary technology platform and data to build the fastest growing private label wireless platform in the UK today.

Sainsbury wanted to extend its brand by offering a new customer business – Sainsbury's Mobile – to its 15 million walk-through customers each week and to the population at large. Working with BT Cellnet, Mosaic designed a wireless offering that enhances and adds value to the Sainsbury customer experience. On every monthly bill, subscribers receive a rating and comparison of their rates with those of approximately 40 competing plans in the UK. We charge the subscribers the lowest of all the rates.

Mosaic is reaping the benefits of this innovative solution. We receive a monthly management fee to manage this joint venture, to acquire customers for Sainsbury's Mobile, and we receive a share of the monthly profits generated by the joint venture. In addition, each customer added increases the long-term value of the ongoing business. Mosaic receives royalties, dividends or bonuses for delivering to Sainsbury what currently amounts to approximately 3,000 newly activated post-paid wireless customers per week, and growing.

The Sainsbury's Mobile success, as well as the success of our other brands such as Coca Cola Great Britain and Microsoft, attest to Mosaic's success as innovators, strategists and program integrators. Mosaic Solutions UK provides brands with the strategic thinking and execution needed to address their business challenges. Expect great things from our UK business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our annual report provides Management's Discussion and Analysis of the financial condition and operating performance of Mosaic Group Inc. for the years ended December 31, 2001 and 2000. This review focuses on key measures used to monitor our overall financial performance and financial condition. The analysis should be read in conjunction with and is based on our audited consolidated financial statements. All amounts are in Canadian dollars, unless otherwise stated.

OVERVIEW

During fiscal 2001 and over the first three months of 2002, Mosaic continued to take the steps necessary to evolve its business into the world's largest independent marketing & sales solutions company. Following are some of the major steps taken:

(a) Appointment of Marc Byron as the Chief Executive Officer of the Company effective January 1, 2002 and making other senior management changes. The focus of the change is to combine experienced operations personnel with proven business development track records.

(b) The development and announcement in early 2002 of the Company's "Go Forward Plan" which focuses on building revenue and earnings growth through targeted sales and marketing efforts along with strong operations management.

(c) The reduction of selling general & administrative ("SG&A") costs in 2001 through headcount and overhead reductions at a cost of $4.2 million with annualized savings estimated at $10.5 million. The Company is planning a further approximate 10% headcount reduction in the first quarter of 2002.

(d) Signing of major contracts aggregating to over $150 million in fiscal 2001 including DIRECTV, Microsoft, Sainsbury's and BT Cellnet.

(e) Private placement of Canadian Originated Preferred Securities amounting to US$57 million in June 2001 to begin the process of strengthening the balance sheet.

(f) Finalizing the terms of the contingent consideration payable to Paradigm Direct (now renamed Mosaic Performance Solutions) to remove related uncertainties, and to allow its complete integration into Mosaic.

(g) Retooling Mosaic's customer direct marketing acquisition business (Mosaic Performance Solutions) after the fallout of the events of September 11th in the United States, to bring its direct marketing response rates to historic levels.

(h) Decision to migrate Mosaic's direct marketing customer acquisition work to WorldCom Wireless from AT&T Wireless beginning in fiscal 2002. Although the Company had a short term negative impact on profit in the fourth quarter of 2001, extending into the first quarter of 2002, management believes that the WorldCom relationship will ultimately be more profitable and carry lower risk for Mosaic.

(i) In March 2002, Mosaic completed a public offering of 13.8 million common shares for total gross proceeds of $52.4 million.

(j) Completion of the previously announced exit from Mosaic's unprofitable Continental Europe operations.

GO FORWARD PLAN

In January 2002 the Company unveiled its "Go Forward Plan" to its major stakeholders. This plan will be the cornerstone of the Mosaic's growth strategy. The main components of this plan follow:

(a) Reorganize Mosaic into four business divisions from 23 largely independent units with the objective to streamline the organization, encourage cross selling, reduce overheads and provide critical mass. The four business units include:

- Mosaic Performance Solutions (North America)
- Mosaic Sales Solutions (North America)
- Mosaic Marketing & Technology Solutions (North America)
- Mosaic UK Solutions (United Kingdom)

(b) Devote significant resources to business development including the establishment of a new business development unit directly reporting to the CEO.

(c) Realignment of employee compensation, performance measurement systems and career development to encourage exceptional financial performance including cross selling of integrated marketing solutions.

(d) Re-branding of all business units to Mosaic to enhance external awareness of Mosaic's solutions offerings.

(e) Completing an efficiency review of the entire organization with a view to improving EBITDA (earnings before interest, taxes, depreciation and amortization, minority interest and goodwill charges) margin performance metrics by no less than one full percentage point in 2002 compared to 2001. The areas of focus include:

- Performing a profitability review of all Mosaic's brand partner relationships with a view to re-negotiating or alternatively eliminating contracts which do not provide adequate profit contribution
- Identifying areas of excess resource capacity within the Company as well as opportunities to reduce costs and improve efficiencies by realignment and integration of operations. The Company expects to eliminate approximately 10% of its work force and consolidate a number of physical locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million with savings estimated to be $10 million on an annualized basis or approximately $5 million in fiscal 2002.

(f) Restructure and reduce debt levels to provide for more balanced borrowing from alternate sources, to provide for a longer average maturity and to reduce the absolute level of debt outstanding. A stronger balance sheet will help the Company achieve its growth objectives more rapidly.

Mosaic Expands Wireless Customer Acquisition Capability With Worldcom Wireless

In the first quarter of 2002 Mosaic formed a new non-exclusive wireless customer acquisition relationship with WorldCom Wireless, Inc. Coincident therewith, Mosaic discontinued its direct marketing customer contract with AT&T Wireless which previously was carried out through an exclusive relationship. In 2001, Mosaic acquired approximately 750,000 wireless customers in the United States, representing approximately 6% of the US wireless market for Mosaic's carrier Brand Partners.

Commencing on January 28, 2002 Mosaic began marketing WorldCom Wireless consumer wireless services across the United States on a non-exclusive basis. WorldCom Wireless' service capabilities currently reach over 90% of the United States territory.

The transition to a non-exclusive arrangement with WorldCom Wireless was done to:

(i) provide flexibility in how Mosaic optimizes its wireless marketing expertise;

(ii) increase the potential size of the market by leveraging WorldCom Wireless's larger wireless services footprint in the United States; and

(iii) provide higher potential operating margins combined with a lower risk business model as provided by the terms of the agreement with WorldCom Wireless as:

- the Company is not responsible for owning phone inventory or for phone fulfillment; and
- has limited responsibility for customer churn in comparison with the AT&T Wireless contract arrangements.

Effective January 2002, the Company discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 and incurred a loss in the fourth quarter.

As a result of the wind-down of the AT&T Wireless direct marketing contract, Mosaic's pre-tax earnings were lower by approximately $4.0 million in the fourth quarter of 2001. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T Wireless, the parties are in the process of negotiating the financial arrangements and other terms of such discontinuance. In the event that a satisfactory resolution is not achieved either party may elect to settle such matter through binding arbitration. In February 2002, the Company notified AT&T Wireless of the Company's intention to arbitrate should a mutually agreeable resolution not be reached. The Company does not anticipate any material negative impact on its financial position resulting from such negotiation or arbitration.

Looking forward, the Company expects that the WorldCom Wireless program will build during the first quarter of 2002 as the Company ramps up its services and then will provide relatively consistent revenues and margin thereafter as the program matures. Commencing in the second quarter, it is management's estimate that the WorldCom program will generate approximately US$10 to US$12 million less per quarter in revenues than the AT&T Wireless program generated in the prior year, however, the new program is expected to generate approximately the same level or better of profit margin per customer acquired.

Paradigm Direct Earnout

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC, now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Mosaic management entered into the early termination of the earnout on November 6, 2001, as it believed this early termination had significant benefits for Mosaic's shareholders as: (i) it provided finality and certainty with respect to the amount and timing of the Mosaic Performance Solutions Earnout to the former equity holders of Paradigm, including the maximum number of additional Mosaic common shares issuable; (ii) it eliminated the risk of possibly higher shareholder dilution that may otherwise have occurred under the terms of the original merger agreement; and (iii) it allows the Company to retain financial flexibility in terms of the ultimate level of debt incurred. Shareholders approved the terms of the amending agreement on January 7, 2002. The additional consideration payable has been included in goodwill.

The following table summarizes the amounts payable under the amended terms:

20,540,000 shares issued in January 2002	$	57,512
Payable in cash or common shares at Mosaic's option, US$26,000,000 or a maximum of 12,480,000 shares		41,340
Total obligations included in share capital		98,852
Cash paid in January 2002		42,135
Additional transaction costs		2,012
Total additional consideration	$	142,999

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY FINANCIAL INFORMATION

(in thousands of dollars, except percentages)

	2001	2000	Change	Change (%)
Revenue	$ 761,654	$ 493,662	$ 267,992	54%
Gross Profit	$ 216,189	$ 174,902	$ 41,287	24%
% of Revenue	*28.4%*	*35.4%*	*(7.0%)*	
SG&A	$ 131,561	$ 107,605	$ 23,956	22%
% of Revenue	*17.3%*	*21.8%*	*(4.5%)*	
EBITDA	$ 84,628	$ 67,297	$ 17,331	26%
% of Revenue	*11.1%*	*13.6%*	*(2.5%)*	

Highlights of 2001 operating performance follow:

(a) Revenues increased by 54% to $761.7 million compared to $493.7 million in 2000. Pro forma revenue growth (which includes the fourth quarter 2000 acquisition of Mosaic Performance Solutions) grew by 12% in local currency terms with significant growth in the United States offset by a reduction in the United Kingdom.

(b) Earnings from continuing operations before interest, taxes, minority interest, depreciation, and amortization ("EBITDA") increased 26% to $84.6 million in 2001, from $67.3 million in 2000.

(c) Earnings from continuing operations before goodwill charges ("cash earnings") were $39.3 million in 2001 compared to $37.6 million in 2000.

(d) Earnings were, however, negatively impacted by the following factors which accumulated to approximately $0.06 to $0.07 per diluted share over fiscal 2001:

- As a result of the wind-down of the direct marketing customer acquisition contract with AT&T Wireless and the move to WorldCom Wireless, the pre-tax earnings in the fourth quarter of fiscal 2001 were lower by approximately $4.0 million or $0.04 per share.
- The financial impact of the terrible events of September 11th was to reduce third quarter revenues by approximately $15 million to $17 million with a corresponding reduction in operating earnings estimated at $2.3 to $2.5 million or $0.02 to $0.03 per share.

The following table summarizes the reported diluted and pro forma earnings per share ("EPS") from continuing operations.

	For the years ended	
	2001	2000
EPS	$0.34	$0.41
Cash EPS	$0.48	$0.50
Pro Forma EPS [1]	$0.20	n/a
Pro Forma cash EPS [1]	$0.32	n/a

[1] Pro Forma EPS reflects the impact of Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001. This determination of per share earnings is based on the following assumptions:

(i) the transaction was effective on January 1, 2001;

(ii) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million);

(iii) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after tax basis.

Revenues and Gross Profit

2001 Results:

The following table summarizes the comparative fourth quarter and full year revenues by major country within which the Company operates.

(in millions of dollars except percentages)

	Three months ended December 31			Fiscal Year		
	2001	2000	Change	2001	2000	Change
Canada	$ 26.3	$ 15.7	68%	$ 120.8	$ 116.7	4%
United States	99.6	86.9	15%	464.5	177.5	162%
United Kingdom	41.5	43.2	(4%)	176.4	199.5	(12%)
TOTAL	**$ 167.4**	**$ 145.8**	**15%**	**$ 761.7**	**$ 493.7**	**54%**

Revenues for fiscal 2001 were impacted by the following major factors:

(a) Full year inclusion in fiscal 2001 of revenues from Mosaic Performance Solutions, which was acquired in November 2000. This is reflected in year over year pro forma revenues growth of 33% in the U.S. compared to the growth in reported revenues of 162%. Pro forma consolidated Mosaic revenue growth, including the impact of Mosaic Performance Solutions, in fiscal 2001 was 13% (before currency impact) compared to the increase in reported revenues of 54%;

(b) The development of significant new contracts, especially in the US, with revenues of over $100 million in fiscal 2001. These contracts include those with DIRECTV, Microsoft, New Power, Guinness United Distillers and Vintners (GUDV), Brown & Williamson, Sainsbury's and BT Cellnet. Revenues from Mosaic's top 25 brand partners, excluding AT&T Wireless, grew by approximately 45% year over year mainly through new contracts implemented in fiscal 2001;

(c) Strengthening of the US dollar and the British pound in relation to the Canadian dollar resulting in a positive impact of 1% on reported revenues for fiscal 2001 in relation to the prior year;

(d) The fourth quarter of fiscal 2001 was impacted by reduced marketing under the AT&T Wireless direct marketing customer acquisition contract as the contract was proving unprofitable.

(e) Insufficient business development activities negatively impacted 2001 revenues, particularly in the United Kingdom, where management turnover was high at the beginning of the year. Mosaic's Go Forward Plan devotes significant resources to business development with a new business development unit setup reporting directly to the CEO;

(f) Direct fallout from the events of September 11th, reduced third quarter revenues by approximately $15 to $17 million; and

(g) Cutbacks in discretionary client spending especially in the Mosaic's relevance marketing business and certain of Mosaic's clients in the information technology sector. Over all about 15% to 20% of Mosaic's revenue base is exposed to the more discretionary marketing budgets of Mosaic's brand partners, which have a tendency to decline during periods of economic downturn. The remaining 80% to 85% of Mosaic's revenue base is derived from typically less discretionary sales and distribution budgets of the Company's brand partners.

Mosaic has a large customer base spread over a number of industry sectors. The top 25 customers accounted for approximately 75% of 2001 revenues. Over 70 customers each generated revenues in excess of $1 million during the year. AT&T Wireless represented approximately 27% of the total revenues in fiscal 2001. As discussed in the previous section, Mosaic has discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenues during 2001 or about 18% of the total revenues but generated a significantly lower percentage of total fiscal 2001 earnings. The WorldCom Wireless contract will generate lower revenues compared to the AT&T Wireless contract but is expected to generate the same or higher absolute margins per customer acquired. However, as previously discussed, the risks for Mosaic, associated with the WorldCom Wireless business model will be significantly lower than that with the AT&T Wireless business.

By client industry sector, Mosaic's 2001 and 2000 revenues breakdown as follows:

Industry	2001	2000
Consumer goods	36%	49%
Telecommunications	32%	16%
Financial services	13%	17%
IT and convergent technology	7%	13%
Automotive and others	12%	5%
	100%	**100%**

The significant increase in the revenues from the telecommunications industry was mainly due to the revenues from AT&T Wireless during the year. Telecommunications revenues are expected to decline approximately US$10 to US$12 million per quarter in the United States in 2002 in relation to 2001 resulting from the switch from performing customer acquisition work for AT&T Wireless to WorldCom Wireless. In the United Kingdom, there is likely to be an increase in revenues in 2002 from the telecommunication industry as a result of the commencement of the customer acquisition relationship with BT Cellnet and the ongoing Mobile program with Sainsbury's. The other trend during fiscal 2001 has been a significant reduction in the number of IT and convergent technology clients as this sector cuts spending in a soft business environment for technology products.

Gross Profit increased to $216.2 million in fiscal 2001 from $174.9 million in fiscal 2000. Gross profit as a percentage of revenues was 28.4% in 2001, a decrease from 35.4% in 2000. This decline is partly due to the full year impact of the inclusion of Mosaic Performance Solutions whose pay for performance model typically operates at lower gross margin levels than Mosaic's traditional businesses. In addition, the Company experienced lower earnings in the fourth quarter arising from the decision to discontinue the AT&T Wireless direct marketing contract. Also adversely affecting profit margins was the increased budget pressure from certain clients in light of the weakening economic environment in 2001.

Outlook for 2002:

The Company began fiscal 2002 with a high level of revenue visibility. This visibility is 80% as measured by Mosaic's projected fiscal 2002 revenues, which are either contracted or highly probable (defined as contract which is expected to be renewed during 2002, where Mosaic has a distribution arrangement or where Mosaic is an agency on record and a budget has been identified by the brand partners).

The following table summarizes managements' revenue estimates for fiscal 2002:

Projected 2002 revenues (millions of dollars)

	2002 Estimates	2001 Actual
Mosaic Performance Solutions (North America)	$310 - 315	$324
Mosaic Sales Solutions (North America)	230 - 235	206
Mosaic Marketing & Technology Solutions (North America)	55 - 60	56
Mosaic UK Solutions (United Kingdom)	135 – 140	176
Mosaic Consolidated	**$730 - 750**	**$762**

Management estimates that fiscal 2002 revenues will be in the range of $730 to $750 million compared to $762 million in fiscal 2001. The reduction in estimated revenues for fiscal 2002 compared to 2001 is primarily due to:

(a) Mosaic's decision to discontinue the AT&T Wireless direct marketing customer acquisition contract and move to WorldCom Wireless. However, the new program is expected to generate approximately the same level or better of profit margin per customer acquired; and

(b) The planned discontinuance of several unprofitable contracts, particularly in the United Kingdom; partly offset by

(c) Significant growth opportunities in the sales solutions business in North America.

As part of the Go Forward Plan for 2002, Mosaic's management has committed significant resources to business development activity with the appointment of senior executives who will focus on developing new and existing client contracts with higher margins on a per contract basis. The 2002 plan has specifically allocated $3.7 million towards business development to be used for the funding of:

(a) dedicated senior business development people at units;

(b) lead generators and "rainmakers" across divisions;

(c) external lead generation fees;

(d) external communication and re-branding initiatives; and

(e) internal incentive related compensation.

The Company expects these business development initiatives to generate significant revenues towards the latter half of fiscal 2002 that will replace revenues lost from unprofitable contracts discontinued by Mosaic.

Looking forward the company expects its gross margin percentage to marginally improve in 2002 as a result of:

(a) The replacement of the AT&T Wireless direct marketing contract with the WorldCom Wireless customer acquisition program;

(b) Cost savings from previously completed actions including employee terminations and discontinuance of unprofitable brand partner contracts. This includes the discontinuance of two unprofitable direct selling contracts in the United Kingdom, which resulted in losses of $1.2 million during fiscal 2001; and

(c) The restructuring of the Sainsbury'sMobile Program in the U.K. which became profitable in the fourth quarter of 2001. To August 31, 2001, this program incurred operating losses aggregating approximately $1.5 million as initial customer acquisition levels were lower than planned;

Currently, the Company is undertaking a review of gross margins across its entire client base to eliminate contracts which do not meet target profitability levels. This action is being taken in conjunction with Mosaic's restructuring plans, which will be finalized in the first half of 2002.

Selling, General and Administrative ("SG&A") Expenses

2001 Results:

The components of SG&A expense, stated as a percentage of revenues, were as follows:

SG&A Expense as a % of Revenues	2001	2000
Salaries, benefits, and bonuses	10.9%	14.1%
Equipment leases	0.3%	0.7%
Occupancy	1.3%	1.6%
Other	4.8%	5.4%
Total SG&A	17.3%	21.8%

SG&A expenses in fiscal 2001 were $131.6 million, an increase of 22% over fiscal 2000. The increase was mainly due to the full year impact of the inclusion of Mosaic Performance Solutions, which was acquired in the fourth quarter of 2000. Although SG&A expenses have increased on a year over year basis, these expenses as a percentage of revenues decreased to 17.3% during fiscal 2001, from 21.8% in the prior year. The percentage decline is largely due to the positive impact of Mosaic Performance Solutions which typically has SG&A levels running at less than 11% of revenues partially offset by higher SG&A costs resulting from a build out of senior Mosaic management resources, excess head count at certain operating locations and severance costs.

With the significant revenue decline in the United Kingdom and softness in certain other businesses, management focused in 2001 on personnel reductions to reduce excess capacity, control of discretionary spending such as travel, combining back offices in the areas of finance, human resources, IT and payroll and maximizing supplier leverage and benefits enjoyed throughout the group. During the year, 178 employees were eliminated as a result of redundancies with a total cost of $4.2 million.

As announced in January of 2002, management is committed to further reductions in head count in selected operating divisions aggregating approximately 10% of total full time staff as well as closure of four to six business locations. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002.

Outlook for 2002:

Looking forward, management anticipates that SG&A in 2002 will approximate 16% to 17% of revenues.

Earnings From Continuing Operations Before Interest, Minority Interest, Taxes, Depreciation and Amortization ("EBITDA")

2001 Results:

EBITDA for 2001 was $84.6 million, up 26% from $67.3 million in 2000. EBITDA as a percentage of revenues was 11.1%, compared to 13.6% in 2000. The decline in EBITDA margin percent can be attributed to the following significant items:

(a) The fourth quarter reduction in earnings of approximately $4.0 million from the wind-down of the direct marketing customer acquisition contract with AT&T;

(b) The impact of September 11 on the Company's Performance Solutions business, which resulted in a negative earnings impact of $2.3 to $2.5 million during the third quarter of fiscal 2001;

(c) Losses on unprofitable contracts in the United Kingdom of $1.2 million. These contracts have subsequently been terminated; and

(d) The loss incurred to August 31, 2001 of $1.5 million during the start up phase of the Sainsbury's Mobile program.

Outlook for 2002:

Excluding the impact of any restructuring costs and related savings, management estimates fiscal 2002 EBITDA to be in the range of $89 million to $91 million, which would be approximately 11.5% to 12% of revenues compared to 11% in 2001. The improvement in the operating metrics would be largely as a result of a change in the revenue mix arising from the discontinuance of unprofitable brand partner contracts, the avoidance of one-time losses incurred in 2001 and the result of previously completed cost reduction measures.

Selected Financial Information

(in thousands of dollars, except percentages and per share amounts)

	2001 ($)	2000 ($)	Change ($)	Change (%)
EBITDA	84,628	67,297	17,331	26%
Depreciation and other amortization	17,858	9,422	8,436	90%
Interest	16,811	8,994	7,817	87%
Minority Interest	(629)	(393)	(236)	60%
Earnings from continuing operations before income taxes and goodwill charges	50,588	49,274	1,314	3%
Income taxes	11,253	11,627	(374)	(3%)
Effective tax rate	22%	24%	(2%)	
Earnings from continuing operations before goodwill charges (cash earnings)	39,335	37,647	1,688	4%
Goodwill charges net of income taxes	10,305	6,738	3,567	53%
Earnings from continuing operations	29,030	30,909	(1,879)	(6%)
Diluted cash earnings per share from continuing operations	$ 0.48	$ 0.50	(0.02)	(4%)
Diluted earnings per share from continuing operations	$ 0.34	$ 0.41	(0.07)	(17%)
Weighted average number of diluted shares outstanding	76,990	75,438	1,552	2%

Depreciation and Other Amortization

2001 Results:

Depreciation and other amortization expenses were $17.9 million in 2001 representing 2.3% of revenues, compared to $9.4 million or 1.9% of revenues in 2000. Two major factors resulting in this increase are:

(a) The full year impact of the inclusion of Mosaic Performance Solutions which was acquired in the fourth quarter of 2000; and

(b) Significant investment during the second half of 2001 in equipment used in Mosaic's U.S. data collection joint venture with Information Resources, Inc.

Outlook for 2002:

In 2002 depreciation and amortization expenses are expected to be in the range of $20 million to $22 million. The increase will be largely as a result of the full year impact of the depreciation of capital assets acquired during 2001 and planned 2002 capital expenditures in the range of $20 to $22 million.

Interest Costs

2001 Results:

Interest expense increased to $16.8 million in 2001 from $9.0 million in the prior year. This increase in interest costs was due to the higher utilization of debt facilities, primarily to finance the acquisition of Mosaic Performance Solutions in 2000. The interest cost in the second half of fiscal 2001 was significantly lower than that in the first half of the year as a result of:

(a) The private placement of equity instruments in June 2001 in the amount of US$ 57 million, the proceeds of which were applied towards a reduction in senior bank debt as discussed further in the Liquidity and Capital Resources section; and

(b) A lower interest rate environment in Canada and United States, the two primary markets in which the Company's debt is priced.

In December 2001, Mosaic reached an agreement with its banking syndicate to extend the existing credit facilities by one year to October 2004. The amended credit facility carries interest at bankers' acceptance rates or LIBOR plus 2.15% to 3.05% depending on Mosaic's funded debt to EBITDA ratio. As at December 31, 2001, Mosaic was eligible for the lowest credit spread under the facility.

Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 5.85% and $50 million of Canadian dollar debt at 5.19%, plus the credit spread on both instruments.

Outlook for 2002:

Given the current level and mix of debt, the fiscal 2002 interest (excluding COPrS payments) is projected to be in the range of $13.5 to $15.5 million. This amount reflects the net impact of the following factors:

(a) Lower interest expense as a result of the full year impact of the issue of equity instruments in June 2001;

(b) Lower interest expense as a result of a share offering of 13.8 million common shares completed in March 2002.

(c) Increase in the credit spread on the amended bank agreement; and

(d) Continuing impact of a lower interest rate environment.

It is the Company's plan to lengthen the average life of its debt facilities. Typically, longer term instruments carry higher interest charges. As such, forecast interest expense could be significantly higher if the Company introduces longer term debt instruments into its capital structure during 2002.

Income Taxes

2001 Results:

Income taxes as a percentage of earnings before taxes and goodwill charges decreased from 23.6% in 2000 to 22.2% in 2001. The reduction in effective tax rate is mainly due to the use of tax planning strategies and changes in the mix of income from different tax jurisdictions. Management continues to actively monitor and manage the Company's tax expense.

Outlook for 2002:

Management's tax planning strategies are expected to keep the effective tax rate in 2002 in line with or marginally lower than the actual tax rate in fiscal 2001.

Cash Earnings from Continuing Operations, Diluted Cash Earnings Per Share From Continuing Operations, Goodwill Charges and Earnings from Continuing Operations

2001 Results:

Cash earnings, defined as earnings from continuing operations before goodwill charges increased by $1.7 million, a 4% increase over 2000, to $39.3 million in 2001. As a percentage of revenues, cash earnings were 5.2%, down from 7.6%, reflecting the impact of (i) previously articulated losses aggregating $7.8 to $8.0 million resulting from lower earnings on the AT&T program in the fourth quarter, the impact of September 11th on the Performance Solutions business, and the start-up losses on the Sainsbury's Mobile program; combined with (ii) increases in depreciation and amortization expense; and (iii) increased interest costs resulting from borrowing related to the Paradigm Direct (Mosaic Performance Solutions) acquisition.

Diluted cash earnings per share from continuing operations (Cash EPS) were $0.48 in 2001, a 4% decline from $0.50 in 2000. The decline is mainly due to the dilutive impact on per share earnings of the distributions on equity instruments, and the issue of common shares to finance acquisitions.

Diluted Pro Forma Cash EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions Earnout as if it had occurred on January 1, 2001, was $0.32 for fiscal 2001.

Goodwill charges from continuing operations, net of income taxes, increased to $10.3 million in 2001 from $6.7 million in 2000. The increase was mainly related to goodwill arising from the acquisitions in 2000, most significant being Mosaic Performance Solutions in the fourth quarter of 2000.

Effective January 1, 2002, the Company has adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. This will effectively eliminate the ongoing amortization of goodwill but will require the company to periodically carry out tests that are significantly more rigorous than the existing standards to determine whether there has been impairment in the carrying value of goodwill and in the financial statements. The impact of the non-amortization approach to accounting for goodwill for the Company in 2002 will be to increase diluted earnings from continuing operations. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

With the implementation of the new accounting standards in January 2002, Mosaic will no longer report cash earnings or cash EPS, as the reported net earnings and EPS will essentially be the same as the previously reported cash earnings and cash EPS number.

Earnings from continuing operations were $29.0 million in 2001 compared to $30.9 million in 2000. **Diluted earnings per share from continuing operations** (EPS) were $0.34 in 2001, a decrease from $0.41 in 2000. This decline in per share earnings was mainly due to higher goodwill charges of $0.05 on a per share basis and lower cash earnings per share as discussed before.

As discussed in notes 1(n) and 9(a) to the consolidated financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by the Canadian Institute of Chartered Accountants. The comparative per share earnings for 2000 have been restated to reflect retroactive adoption of the treasury stock method of calculating EPS.

Diluted Pro Forma EPS from continuing operations, reflecting the impact of the Mosaic Performance Solutions earnout as if it had occurred on January 1, 2001, was $0.20 for fiscal 2001.

Outlook for 2002:

Management estimates that diluted earnings per share for fiscal 2002 will be in the range of $0.30 to $0.32. The following table summarizes the outlook for the three months ending March 31, 2002 and for fiscal 2002.

(in millions of dollars)	Fiscal 2002 Estimates	Three months ending March 31, 2002 Estimates
Revenue	$730 to $750	$135 to $145
EBITDA	$89 to $91	$11 to $13
Diluted EPS	$0.30 to $0.32	$0.01 to $0.02

The above estimates exclude both the cost and savings of management's previously announced restructuring but include the impact of the March 2002 share offering. The Company is currently estimating the costs related to this restructuring to be in the range of $10 to $14 million, with this charge to be recorded in the first quarter of 2002. Annualized savings from such initiatives are estimated at $10 million with an estimated $5 million saving in fiscal 2002. It is the Company's intention to provide an update of the restructuring costs and related savings, including changes in guidance, in the first quarter reporting to shareholders.

DISCONTINUED OPERATIONS

During the current year, the Company divested its operations in Continental Europe through either the sale or closure of all businesses involved. This resulted in a one-time net of tax charge in the first quarter of 2001 of $8.3 million or $0.11 per diluted share. Management does not anticipate any further charges related to the exit from Continental Europe.

LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows, as reflected in the Consolidated Statement of Cash Flows, are summarized in the table below:

SUMMARIZED CONSOLIDATED CASH FLOWS

(in thousands of dollars)	2001	2000
Net cash provided by (used in):		
Continuing operations	$ 59,169	$ 48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
Financing activities	6,289	155,204
Investing activities (continuing operations)	(38,570)	(205,603)
Discontinued operations	(6,806)	(7,434)
Effect of exchange rate changes on cash	260	(589)
Net change in cash position	$ (10,783)	$ 5,377

During the year ended December 31, 2001, the company's **operating activities** generated $28.0 million in cash flows compared to $63.8 million in 2000. The decrease in operating cash flow was mainly due to the increase in working capital of $31.1 million in fiscal 2001 compared to a reduction of $15.2 million in working capital during fiscal 2000. The increase in working capital was required mainly to support the growth in revenues as well as the change in business mix arising from the discontinuance of the AT&T Wireless direct marketing contract and the working capital requirements of certain new client contracts during the year.

The net cash generated from **financing activities** was minimal compared to 2000. In June 2001, Mosaic completed a private placement of US$57 million of Canadian Originated Preferred Securities ("COPrS"). During the year the Company applied $72.2 million towards a net reduction of debt, primarily under the Senior credit facility, by applying the proceeds from the placement of the COPrS. Distributions on those equity instruments amounted to $4.6 million for the year. Repurchase of common shares, net of shares issued, used $3.7 million of cash during the year.

Investing activities used $38.6 million of cash during the year. Of this, $14.2 million was used for acquisition costs and payments pursuant to contingent consideration agreements related to acquisitions from prior years. In addition, $22.2 million was used to acquire property and equipment and $2.2 million was invested in other long-term assets. Included in this category are investments of approximately $18.0 million made during the year in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company and brand partner reporting information systems.

In February 2001, management decided to divest operations in Continental Europe. The company completed the divestment in the first half of 2001 through the sale or closure of all the businesses involved. Cash used in fiscal 2001 in the closure and divestment of the discontinued operations was $6.8 million.

INVESTMENTS

The company ended the year with total assets of $820.8 million, an increase of 26.6% from 2000. The largest component of this increase was **goodwill**, with a recorded value of $589.7 million and an increase net of amortization of $158.9 million over last year.

The increase in goodwill arises from the following:

(a) Finalization of the Mosaic Performance Solutions earnout which added $143.0 million to goodwill;

(b) Exchange of the investment in Intelecom for its minority interest in eForce adding $9.2 million to goodwill;

(c) Strengthening of the U.S. dollar and British pound in relation to the Canadian dollar resulting in an increase in the recorded amount of goodwill by $20.2 million; less

(d) Amortization charge during the year of $13.5 million.

Management reviews the carrying value of goodwill on a regular basis to determine if impairment has occurred. This determination of each component of goodwill is made by comparing the carrying value of the goodwill to the undiscounted amounts of expected future cash flows. In addition, management monitors the traded market value of comparable marketing and sales services companies. Management is of the view that the carrying value of recorded goodwill has not been impaired, and in aggregate is recorded at less than fair market value.

As previously noted, effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

The reader is directed to notes 1(f) and 1(o) to the consolidated financial statements regarding the Company's accounting policies and the adoption of new accounting standards related to accounting for goodwill effective January 1, 2002.

Investments in **property and equipment** at the end of the 2001 were recorded at $63.1 million, which is net of accumulated depreciation of $36.7 million, up $17.3 million over the net book value of $45.8 million at December 31, 2000. The increase was mainly from investments in technology related to the sales solutions, data collection and the customer acquisition businesses of the Company. These investments enable Mosaic to offer enhanced value to its customers in terms of field force management and market intelligence at retail. Mosaic believes that its technology provide significant entry barriers for competition and provides a way to differentiate the Company's service offerings.

Mosaic's **working capital** as at December 31, 2001 excluding cash, indebtedness and accruals for acquisition liabilities was a net asset of $4.9 million compared to a net liability of $32.2 million as at December 31, 2000. Mosaic's working capital deficit declined year over year, with the most significant reason being the change in the mix of business at the end of the year with the discontinuance of the AT&T Wireless ("AT&T") direct marketing contract and the implementation of several new contacts in fiscal 2001.

Under the terms of the AT&T contract, Mosaic was required to refund AT&T for customers acquired by Mosaic which did not remain on the AT&T network for an agreed period of time ('churn chargeback"). In accordance with GAAP, Mosaic records the estimated churn chargeback as a reduction in revenues at the time revenue is first recognized. However, Mosaic did benefit from the fact that AT&T would, on a cash basis, prepay the entire commission in advance and would only recover the commission in respect of a churn chargeback when the customer subsequently left the AT&T network. With the significant reduction of marketing under this program in the fourth quarter, the Company lost the benefit of this prepayment with a resulting negative impact on the Company's working capital position.

CAPITAL RESOURCES

Mosaic's **long-term debt** at December 31, 2001 was $169.3 million, drawn almost entirely from Mosaic's Senior credit facility. It includes $6.6 million of liabilities related to capitalized leases. The Company's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility with a reduction in the available principal amount to $275 million by October 5, 2002, and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2004. For additional details, the reader is directed to note 5 to the consolidated financial statements.

As at December 31, 2001, Mosaic had unused capacity under this credit facility of approximately $123 million subject to draw limits arising from financial covenants under the facility. This is adequate to meet Mosaic's working capital requirements, ongoing capital expenditure and commitments for acquisition related payments.

It is the Company's plan in 2002 to:

(a) Obtain additional sources of capital to reduce its reliance on its syndicated bank facility;

(b) Lengthen the average life of its debt facilities through the use of longer term instruments; and

(c) Reduce its overall debt levels (including COPrS) by year end.

Mosaic's **shareholders' equity** was $419.0 million as at December 31, 2001, an increase of $212.8 million, from $206.2 million at December 31, 2000. This increase resulted from:

(a) The issuance of US $57 million (C$85.3 million) in Canadian Originated Preferred Securities ("COPrS");

(b) The recording of Mosaic Performance Solutions earnout obligations of $98.9 million which are to be settled in shares;

(c) The net issuance of $4.1 million in shares, which includes $5.4 million net of cancellations in payments pursuant to contingent consideration agreements related to a prior year's acquisition, $1.1 million under Mosaic's Employee Share Purchase and Option plan and $1.0 million upon exercise of employee share options, partially offset by the repurchase of $3.4 million in shares under the Company's Normal Course Issuer Bid;

(d) Net earnings of $20.7 million, partially offset by a reduction of $6.0 million in retained earnings due to a loss of $3.3 million on the repurchase of shares at prices in excess of the average issue price and distributions on COPrS of $2.7 million, net of income taxes; and

(e) A change of $9.8 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to a strengthening of the U.S. dollar and British pound in relation to the Canadian dollar.

Excluding the COPrS instrument, the company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

MARCH 2002 COMMON SHARE OFFERING

In March 2002, Mosaic completed a bought deal public common share offering of 13.8 million common shares at a price of $3.80 per share for gross proceeds of $52.4 million. These amounts included 1.8 million common shares, which were issued as a result of an over allotment option granted to the underwriters of the offering by the Company.

The following table sets out the capitalization of the Company as at December 31, 2001: (i) on an actual basis, as reflected in the Company's consolidated financial statements as at December 31, 2001; and (ii) on a pro forma basis to reflect the issue of the Company's 13,800,000 common share offering:

Consolidated Capitalization at December 31, 2001 (in thousands of dollars)

	Actual (audited)	*Pro Forma*[1] (unaudited)
Debt		
Bank indebtedness	$ 5,943	$ 5,943
Senior credit facility	162,710	161,779
Accrued acquisition liabilities [2]	72,845	30,710
Obligations under capital leases (including current portion)	10,465	10,465
Total Debt	251,963	208,897
Minority Interest	2,685	2,685
Shareholders' Equity		
Common shares, without par value, unlimited authorization; issued 75,194,371 as at December 31, 2001; *Pro forma* 95,734,371	191,578	249,090
13,800,000 common share offering [3]	–	50,678
Other equity instruments		
COPrS	85,350	85,350
Paradigm earn-out obligation –January 15, 2002 [4]	57,512	–
Paradigm earn-out obligation – April 1, 2002 [5]	41,340	41,340
Total Share Capital	375,780	426,458
Cumulative foreign exchange translation adjustment	(3,849)	(3,849)
Retained earnings	47,057	47,057
Total Shareholders' Equity	418,988	469,666
Total Capitalization	$ 673,636	$ 681,249

(1) The above table reflects on a pro forma basis the results of the issuance of the March 2002 common share offering and the payment of the obligated US$26.5 million cash and share (C$42.1 million) portion of the Paradigm earn-out payment and share issue subsequent to December 31, 2001

(2) On January 15, 2002, the cash portion of the Paradigm earn-out payment of US$26.5 million (C$42.1 million) was settled increasing the balance owing under the senior credit facility.

(3) After deduction of the underwriters' fee of $2.6 million and estimated expenses of the offering of $0.3 million net of applicable income tax benefits of approximately $1.1 million in the aggregate.

(4) Share capital at December 31, 2001 includes the Paradigm earn-out obligation that was settled in part on January 15, 2002 by the issuance of 20,540,000 common shares of the Company.

(5) Share capital at December 31, 2001 includes the balance of the Paradigm earn-out obligation that will be settled in April 2002.

Net proceeds of the March 2002 common share offering were used to reduce the balance owing under the senior credit facility. The reduction in debt is expected to reduce 2002 interest expense by approximately $1.5 million or $0.01 per share.

OUTSTANDING SHARES

At December 31, 2001, Mosaic had approximately 75 million common shares outstanding, and 77 million shares on a diluted basis. The difference between the basic and diluted common shares relates to employee and director stock options as calculated by using the treasury stock method for diluted EPS.

In August 2001, the Toronto Stock Exchange accepted Mosaic's intention to renew its Normal Course Issuer Bid (the "Bid") through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the bid will be 3.8 million shares during the period from August 8, 2001 to August 7, 2002. As at December 31, 2001, the Company had repurchased 1.0 million shares under the terms of the Bid.

As previously set out, the Company issued 20.54 million shares in January 2002 as partial consideration for the Mosaic Performance Solutions earnout. In addition, up to a maximum of 12.48 million common shares could be issued in lieu of cash at Mosaic's option on April 1, 2002. It is currently the Company's intention to issue the entire April 1, 2002 final consideration in shares. The following table summarizes the changes in the number of common shares on a pro-forma basis for the below noted transactions:

Pro forma Changes to Basic Common Shares	Common Shares
December 31, 2001 per audited financial statements	75,194,371
January 15th, 2002 issue for Paradigm earn-out payment	20,540,000
March 2002 common share issue	13,800,000
April 2002 issue for final Paradigm earn-out payment	12,480,000
Total pro forma basic common shares outstanding	122,014,371

At December 31, 2001, outstanding stock options had an average exercise price of $5.96, with exercise prices ranging from $1.90 to $21.19. Stock options are issued to employees under the Company's Employee Share Purchase and Option Plan and to employees and directors under the Company's Incentive Compensation Plan. The exercise price of these options is set at no less than fair market value of the common shares at the time of grant. The reader is directed to note 7 to the consolidated financial statements for further details on the Company's stock based compensation plans.

FINANCIAL RISK AND UNCERTAINTIES

In the normal course of business, the financial position and results of operations of the company routinely are subject to a variety of risks. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Mosaic's management regularly assesses the risks associated with business transactions and the business environment within which the Company operates and has established policies and business practices to protect against adverse effects of these and other potential exposures. As a result, the Company does not anticipate any material losses from these risks. The Company is subject to these risks and uncertainties and actively manages them as follows:

Client and credit risk:

Mosaic manages its credit risk with respect to trade accounts receivable by dealing primarily with large creditworthy customers and by collecting, whenever possible, in advance of rendering services. Management is of the view that the Company is not subject to a significant concentration of credit risk. AT&T Wireless through multiple service contracts represented over 27% of revenues in fiscal 2001 with all other clients individually accounting for less than 7% of total revenues.

Mosaic is also subject to revenue uncertainties in respect of clients, including loss of clients, cancellation or delay of committed client projects, and the undertaking of unprofitable client work. These risks are reduced through the use of client contracts and project budgeting systems.

Workforce:

The Company is subject to labour laws across a number of legal jurisdictions. Changes in labour laws can impact the cost and productivity of the workforce. Additionally, current economic conditions provide for low unemployment rates in certain markets, resulting in increased competition for labour. The Company manages these risks by monitoring labour laws and adapting its policies to comply with regulations. In addition, the Company uses innovative tools (e.g. web and university-based recruiting and stock compensation plans) to attract new employees. The Company has adequate insurance to cover against any potential Employment Practices Liability.

Electronic security risks:

Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems of certain of its clients in order to activate customers, thus exposing Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data and data privacy issues. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Interest rate risk:

The Company's debt under its Senior credit facility bears interest subject to floating rates and the Company has exposure to movements in short-term rates. As explained further in notes 5(b)(i) and 5(b)(ii) to the consolidated financial statements, the Company manages this risk in part through floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2001 was to fix the rate on US $25 million of debt at 8.0%, and on $50 million of Canadian dollar denominated debt at approximately 7.34%, based on the credit spread charged on the Senior credit facility at December 31, 2001.

Foreign currency risk:

Changes in the relative values of non-Canadian currencies to the Canadian dollar affect the Company's financial position. A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$69 million held in debt instruments and US$57 million in equity instruments denominated in that currency at December 31, 2001.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At December 31, 2001, the nominal value of the UK pound forward contracts amounted to £5.7 million and the nominal value of the US dollar forward contracts amounted to US$20.6 million. No other currencies are material to Mosaic's operations.

Commercial risks:

Business operations are subject to normal commercial risks. Mosaic has a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

CHANGES IN ACCOUNTING PRINCIPLES

Earnings per share:
As detailed in note 1(n) and 9(a) to the consolidated financial statements, the Company has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants which effectively requires the use of the 'treasury stock method' and largely harmonizes Canadian standards with those used in the United States.

Business combinations and acquisition related goodwill:

Effective January 1, 2002, the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. For more details refer to note 1(o) to the consolidated financial statements.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(o) to the consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on our financial statements.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically - EBITDA, Cash earnings, and Pro forma earnings. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore may not be comparable to similar measures presented by other companies.

(a) EBITDA - defined as earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes and goodwill charges. This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA is disclosed in the statement of income.

(b) Cash earnings - defined as earnings from continuing operations before net-of-tax goodwill charges. Cash earnings per share can be determined from the statement of income by dividing earnings from continuing operations before goodwill charges less the distributions on equity instruments by the weighted average number of shares outstanding.

(c) Pro forma earnings per share reflects the impact of Paradigm Earnout as if it had occurred on January 1, 2001 to assist investors assess the potential dilution of this transaction. The determination of pro forma share earnings is based on the following assumptions as disclosed on page 5.

(d) Pro forma revenue gives effect to the inclusion of Mosaic Performance Solutions revenue as if the acquisition had occurred on January 1, 2000. This information is provided to enhance comparability between periods.

FORWARD LOOKING STATEMENTS

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this annual report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with the accounting policies set out in note 1 to the consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Management believes that reasonable care and judgment is applied in making such estimates and assumptions. Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. Management reviews these accounting controls on an ongoing basis and reports its findings and recommendations to the Audit Committee of the Board of Directors. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members who are outside directors. This committee reviews the consolidated financial statements with management and the independent auditors, Ernst & Young LLP, prior to submission to the Board for approval. It also reviews the recommendations of Ernst & Young LLP for improvements to internal controls as well as the actions of management to implement such recommendations.

Marc Byron
Vice Chairman & Chief Executive Officer

Ben Kaak
Executive Vice President and
Chief Financial Officer

February 18, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mosaic Group Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada

February 18, 2002

MOSAIC GROUP INC.

Consolidated Statements of Operations
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Revenue	$ 761,654	$ 493,662
Direct costs	545,465	318,760
Gross profit	216,189	174,902
Selling, general and administrative	131,561	107,605
Earnings from continuing operations before depreciation and amortization, interest, minority interest, income taxes and goodwill charges (EBITDA)	84,628	67,297
Depreciation and other amortization	17,858	9,422
Interest	16,811	8,994
Minority interest	(629)	(393)
Earnings from continuing operations before income taxes and goodwill charges	50,588	49,274
Income taxes (note 8):		
Current	10,293	10,651
Future	960	976
	11,253	11,627
Earnings from continuing operations before goodwill charges	39,335	37,647
Goodwill charges, net of income taxes of $3,151 (2000 - $1,088)	10,305	6,738
Earnings from continuing operations	29,030	30,909
Loss from discontinued operations (note 13)	(8,324)	(28,296)
Net earnings	$ 20,706	$ 2,613
Earnings per share (note 9(a)):		
Basic	$ 0.24	$ 0.04
Diluted	$ 0.23	$ 0.03
Earnings per share from continuing operations (note 9(a)):		
Basic	$ 0.35	$ 0.43
Diluted	$ 0.34	$ 0.41
Earnings per share from continuing operations before goodwill charges (note 9(a)):		
Basic	$ 0.48	$ 0.52
Diluted	$ 0.48	$ 0.50
Weighted average number of shares outstanding (in thousands) (note 9(a)):		
Basic	75,678	72,060
Diluted	76,990	75,438

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.

Consolidated Statements of Cash Flows
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 29,030	$ 30,909
Items not involving cash:		
Depreciation and other amortization	17,858	9,422
Non-cash interest and finance costs	1,645	910
Future income taxes	960	976
Goodwill charges	10,305	6,738
Minority interest	(629)	(393)
Cash flow from continuing operations	59,169	48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
	28,044	63,799
Financing:		
Issue of common shares, net of costs and share repurchases	(3,720)	6,301
Issue of equity instruments, net of costs (note 6(c))	83,893	–
Proceeds on issue of long-term debt	49,980	181,800
Repayment of long-term debt	(122,144)	(34,587)
Increase (decrease) in bank indebtedness	2,798	(1,219)
Distributions on equity instruments (notes 1(m) and 6(c))	(4,561)	–
Minority investment in subsidiary	43	2,909
	6,289	155,204
Investments (continuing operations):		
Acquisitions of businesses, net of cash acquired	(14,162)	(169,544)
Additions to property and equipment	(22,177)	(26,530)
Additions to other assets	(2,231)	(9,529)
	(38,570)	(205,603)
Impact of foreign exchange effect on cash	260	(589)
Net cash used in discontinued operations	(6,806)	(7,434)
Increase (decrease) in cash position	(10,783)	5,377
Cash, beginning of year	15,413	10,036
Cash, end of year	$ 4,630	$ 15,413
Cash flow per share from continuing operations (note 9(c)):		
Basic	$ 0.78	$ 0.67
Diluted	$ 0.77	$ 0.64
Supplementary cash flow disclosures (note 9(c))		

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.

Consolidated Balance Sheets
(In thousands of dollars)

As at December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 4,630	$ 15,413
Accounts receivable	92,538	77,387
Work in progress and unbilled revenue	21,825	23,430
Inventory and other current assets	17,936	16,299
Net assets of discontinued operations (note 13)	–	5,781
	136,929	138,310
Property and equipment (note 3)	63,110	45,763
Goodwill, net of accumulated amortization of $31,755 (2000 - $18,298)	589,711	430,824
Future income taxes (note 8)	18,221	7,020
Other assets (note 4)	12,793	26,168
	$ 820,764	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 5(a))	$ 5,943	$ 3,145
Accounts payable and accrued liabilities	99,968	129,130
Deferred revenue	24,697	23,576
Accrued acquisition liabilities	72,845	38,424
Income taxes payable	2,705	2,424
Current portion of long-term debt (note 5(b))	3,828	272
	209,986	196,971
Long-term debt (note 5(b))	169,347	227,337
Future income taxes (note 8)	19,758	14,287
Minority interest	2,685	3,321
Shareholders' equity:		
Share capital (note 6)	375,780	187,442
Foreign currency translation adjustment	(3,849)	(13,630)
Retained earnings	47,057	32,357
	418,988	206,169
Commitments (notes 2 and 10)		
Contingencies (notes 11 and 14)		
	$ 820,764	$ 648,085

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) "William J. Biggar" Director

(Signed) "Theodore D. Sands" Director

MOSAIC GROUP INC.

Consolidated Statements of Retained Earnings
(In thousands of dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Retained earnings, beginning of year	$ 32,357	$ 30,455
Net earnings	20,706	2,613
Repurchase of shares in excess of average issue price	(3,280)	(711)
Distributions on equity instruments, net of income taxes of $2,231 (notes 1(m) and 6(c))	(2,726)	–
Retained earnings, end of year	$ 47,057	$ 32,357

See accompanying notes to consolidated financial statements.

Mosaic Group Inc. ("Mosaic" or the "Company") is incorporated under the laws of Ontario. Mosaic, with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering technology based solutions providing measurable and sustainable results for its brand partners (clients).

1. Significant accounting policies:

These consolidated financial statements are the representation of management and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant accounting policies followed by the Company are summarized below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

(b) Revenue recognition and multi-year contract accounting:

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the services have been provided to the customer, the sale price is fixed and determinable and payment is reasonably assured. Work in progress is recorded at the lower of cost and net realizable value. Revenue billed in advance in accordance with contract terms is recorded as deferred revenue. Revenue, which has been earned but not billed, is recorded as unbilled revenue.

Revenue from fixed price long-term service contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Contract development costs incurred prior to the commencement of new contracts are deferred and amortized over the term of the contract.

1. **Significant accounting policies (continued):**

(b) Revenue recognition and multi-year contract accounting (continued):

Revenue from customer acquisition services is recognized only when the Company has completed all aspects related to the acquisition of the specific customer as required under the terms of its acquisition or distribution agreement with the Company's client. In certain cases, revenue is recognized on activation of the customer in the client's service network as required by the terms of the contract. In other cases the Company is required to obtain from the brand partner customer a service contract for the provision of services, which is the point at which revenue is recognized. Revenue is recorded net of allowances in respect of estimated customer attrition or churn where such attrition is charged back to the Company.

(c) Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

(d) Investments:

Investments over which the Company does not exert significant influence are accounted for using the cost method. If there is an other than temporary decline in value, investments are written down to provide for the loss.

(e) Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the following periods:

Building	40 years
Computer hardware	3 - 5 years
Computer software	1 - 7 years
Office furniture and equipment	3 - 10 years
Motor vehicles	4 years
Leasehold improvements	Over the initial lease term, plus one renewal period

(f) Goodwill:

Goodwill, which represents the excess of the purchase price over the fair values of net identifiable assets acquired, is amortized on a straight-line basis over its estimated life, ranging from ten to forty years. Goodwill charges are presented net of the related income tax benefit of deductible goodwill. Periodically, management reviews the carrying value

1. Significant accounting policies (continued):

(f) Goodwill (continued):

of goodwill to determine if an impairment has occurred. The Company measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows. See note 1(o).

(g) Deferred financing costs:

Deferred financing costs represent the unamortized costs related to the establishment of the revolving term senior credit facility. Amortization is provided on a straight-line basis over the initial term of the revolving facility plus one renewal period and is included in interest expense for the year.

(h) Pre-operating expenses:

The Company capitalizes expenditures net of incremental revenue incurred to develop significant new lines of business. Capitalization occurs where the expenditure is incremental in nature and directly related to placing the new business into service, and where, in the view of management, it is probable that the expenditure is recoverable from the future operations of the new business. Capitalization ceases when the business is ready to commence commercial operations. Capitalized pre-operating expenses are amortized on a straight-line basis over the expected period of benefit, to a maximum of three years.

(i) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the consolidated balance sheet dates. Income and expense items are translated at the exchange rate in effect at the date of the transaction, except where hedged. Resulting exchange gains or losses are included in income. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt, except for unrealized gains or losses on long-term debt which is designated as a hedge of the self-sustaining operations, which are deferred and included as a separate component of shareholders' equity.

The Company's foreign subsidiaries are classified as self-sustaining foreign operations and therefore, the Company uses the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

1. **Significant accounting policies (continued):**

(j) Financial instruments:

The Company enters into interest rate swap arrangements to manage its exposure to interest rate fluctuations. The Company accounts for these interest rate swaps as hedges and, as a result, the carrying values of such swaps are not adjusted to reflect their current market values. The differential paid or received on interest rate swap agreements is recognized as part of interest expense.

The Company enters into short-term foreign currency forward contracts to manage its exposure to foreign currency fluctuations, wherein the Company sells specified foreign currencies for Canadian dollars for settlement on specified future dates which coincide with the receipt of contracted foreign currency revenue streams. The Company accounts for these foreign currency forward contracts as hedges and, as a result, the carrying values of such contracts are not adjusted to reflect their current market values. The underlying exchange rate in the forward contract is used to translate the revenue stream from the hedged instrument.

(k) Income taxes:

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes, giving rise to future income tax assets and liabilities. Future income tax assets and liabilities are measured using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are likely to be recovered or settled. The effects of changes in tax rates on future income tax assets and liabilities are recognized in income in the period that those changes are enacted or substantively enacted. Valuation allowances are recognized to reduce the future tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

(l) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 7. No compensation expense is recognized for these plans when options are issued to employees or directors. Any consideration paid by employees or directors on exercise of options is credited to share capital, net of related costs. See note 1(o).

1. Significant accounting policies (continued):

(m) Equity instruments:

Where the Company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares, these securities are included in shareholders' equity and any distributions thereon, net of income taxes, are recorded as a reduction of retained earnings.

(n) Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

(o) New accounting standards to be implemented:

Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. This will effectively eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than the existing standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The impact of the non-amortization approach to accounting for goodwill for the Company in 2002 will be to increase diluted earnings from continuing operations. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Effective January 1, 2002, the Company adopted the new accounting standard applicable to stock-based compensation which requires that all issuances of stock or stock options to non-employees in exchange for goods or services be accounted for at fair value. Direct awards of stock in exchange for employee services would also be accounted for at fair value. Stock appreciation rights and awards of stock options that call for settlement in cash will be accounted for as liabilities in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant; the amount of the liability recognized would be remeasured at each reporting date to reflect changes in the fair value of the stock.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued):

(o) New accounting standards to be implemented (continued):

Stock appreciation rights that call for settlement in stock would be accounted for either at their fair value or in the same way as stock appreciation rights to be settled in cash. The Company does not expect the effect of the adoption of the new accounting standard related to stock-based compensation to be material.

2. Business combinations and investments:

The Company did not acquire any businesses in 2001, however, the contingent consideration payments for previous acquisitions were finalized during the year as discussed below:

(a) Paradigm Direct LLC:

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The additional consideration payable has been included in goodwill. The following table summarizes the amounts payable under the amended terms:

20,540,000 shares issued in January 2002	$ 57,512
Payable in cash or common shares at Mosaic's option, US$26,000,000 or a maximum of 12,480,000 shares	41,340
Total obligations included in share capital	98,852
Cash paid in January 2002	42,135
Additional transaction costs	2,012
Total additional consideration	$ 142,999

(b) M:\DRIVE:

Included in accrued acquisition liabilities are notes payable amounting to $10.2 million issued in settlement of further cash consideration payable as per the terms of the acquisition. These notes are interest bearing and payable in June 2002. In addition

(Tabular amounts in thousands of dollars, except for share and per share amounts)

2. Business combinations and investments (continued):

(b) 793,979 common shares valued at $5.6 million were issued to the vendors of M:\DRIVE in February 2001.

(c) Other prior years' acquisitions:

During fiscal 2001, a further $0.4 million in cash consideration, and 28,318 common shares valued at $0.2 million were paid to the vendors in respect of prior years' acquisitions. In addition, 57,142 common shares previously issued for acquisitions were cancelled during the year.

The acquisitions completed by the Company in fiscal 2000 are summarized below:

	Paradigm	M:\DRIVE	Other	Total
	(a)	(b)		
Date acquired	November 2000	April 2000		
Domicile	USA	UK		
Percentage acquired	100%	100%		
Cash, including transaction costs, net of cash acquired	$ 147,851	$ 20,621	$ 20,811	$ 189,283
Common shares of the Company	25,799	3,008	95	28,902
Additional future consideration to be satisfied with shares of the Company	-	5,700	186	5,886
	173,650	29,329	21,092	224,071
Costs of integration	4,114	500	450	5,064
Total consideration, after integration costs	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Assigned value of assets and liabilities acquired:				
Property and equipment	$ 2,470	$ 911	$ 487	$ 3,868
Other assets	2,543	-	-	2,543
Goodwill	212,235	28,514	21,524	262,273
Long-term debt	-	-	(154)	(154)
Non-cash working capital	(39,484)	404	441	(38,639)
Minority investment	-	-	(756)	(756)
	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Goodwill amortization period, straight-line basis	40 years	30 years	10 - 30 years	
Number of common shares issued	2,344,728	196,960	25,013	2,566,701

(Tabular amounts in thousands of dollars, except for share and per share amounts)

2. Business combinations and investments (continued):

All fiscal 2000 acquisitions have been accounted for using the purchase method. Shares to be issued in the future to satisfy additional consideration are valued at the trading price on the date when the parties reached agreement. Integration costs only include costs directly related to the acquisition, which are incremental to the Company and were identified at the time of the acquisition. Generally, integration costs include costs for workforce reductions, premises closures and the implementation at the acquired company of Mosaic systems and processes.

(a) Paradigm Direct LLC:

On November 16, 2000, the Company acquired 100% of Paradigm, a New Jersey based company that uses a technology-based direct marketing platform to acquire customers for some of America's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services.

(b) M:\DRIVE:

On April 19, 2000, the Company acquired 100% of M:\DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. M:\DRIVE offers a fully integrated array of marketing and sales services, including field marketing and merchandising, training, data management, direct marketing, sales promotion and telemarketing.

(c) During fiscal 2000, a further $2.5 million in additional cash consideration and 219,034 in common shares valued at $3.4 million were paid to the vendors of prior years' acquisitions.

3. Property and equipment:

2001	Cost	Accumulated depreciation	Net
Land and building	$ 9,694	$ 219	$ 9,475
Leasehold improvements	8,660	2,446	6,214
Computer hardware and software	66,794	27,547	39,247
Office furniture and equipment	13,458	5,865	7,593
Motor vehicles	1,204	623	581
	$ 99,810	$ 36,700	$ 63,110

(Tabular amounts in thousands of dollars, except for share and per share amounts)

3. Property and equipment (continued):

2000	Cost	Accumulated depreciation	Net
Land and building	$ 9,361	$ 52	$ 9,309
Leasehold improvements	7,462	1,561	5,901
Computer hardware and software	36,967	14,240	22,727
Office furniture and equipment	13,045	6,246	6,799
Motor vehicles	1,892	865	1,027
	$ 68,727	$ 22,964	$ 45,763

Depreciation expense for continuing operations for the year amounted to $16,761,000 (2000 - $6,152,000).

4. Other assets:

	2001	2000
Contract development and pre-operating costs, net of accumulated amortization of $1,111 (2000 - $423)	$ 5,879	$ 7,449
Deferred financing costs, net of accumulated amortization of $3,198 (2000 - $1,554)	4,365	5,200
Investment in Intelecom at cost	-	9,148
Other	2,549	4,371
	$ 12,793	$ 26,168

During the year the Company exchanged its 20% interest in Intelecom for the 25% investment in eForce previously held by Intelecom. As a result of the transactions Mosaic will directly hold 100% of the common share capital of eForce and will no longer have any direct or indirect ownership in Intelecom.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

5. Bank indebtedness and long-term debt:

(a) Bank indebtedness:

The Company has a £1,250,000 (Cdn.$2,900,000) (2000 - £1,250,000) sterling demand facility, bearing interest at the London Inter-Bank Offering Rate plus 1.5%, secured by accounts receivable. The amount drawn under this facility was £1,200,000 (Cdn.$2,784,000) at December 31, 2001 (2000 - nil). At year-end the effective interest rate under this facility was 5.55%.

(b) Long-term debt:

	2001	2000
Senior credit facility	$ 162,710	$ 225,497
Obligations under capital leases	10,465	2,112
	173,175	227,609
Current portion	(3,828)	(272)
	$ 169,347	$ 227,337

Interest expense on long-term debt for the year ended December 31, 2001 was $15,459,000 (2000 - $8,594,000).

Senior credit facility:

The Company's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility, which can be drawn in Canadian or US dollars. The terms of the amended agreement provide for a reduction in the available principal amount to $275 million by October 5, 2002, and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2004. Terms of the expanded and amended facility are not materially different from previous terms with the exception of interest rates and standby charges. Interest rates on the facility are variable based on the level of the funded debt to EBITDA ratio. Canadian dollar loans bear interest at bankers' acceptance rate plus 2.15% to 3.05% or bank prime rates plus 1.4% to 2.25%, with US dollar loans bearing interest at US base rate plus 1.4% to 2.25% or the London Inter-Bank Offering Rate plus 2.15% to 3.05%. At year-end the weighted average effective interest rate under the facility was 5.85% (2000 – 7.69%).

(Tabular amounts in thousands of dollars, except for share and per share amounts)

5. Bank indebtedness and long-term debt (continued):

Senior credit facility (continued):

At December 31, 2001, borrowings under the senior credit facility included:

(i) US$69,000,000 (2000 – US$113,000,000) in US dollar denominated debt, all of which was determined to be a hedge of the Company's investment in its US operations. A five-year interest rate swap for notional principal of US$25,000,000 was purchased during 1998 to fix the rate of interest on a portion of debt, with the year-end rate at 8.0% (2000 – 7.25%); and

(ii) Canadian dollar denominated debt of $53,000,000. A three-year interest rate swap for notional principal of $50,000,000 was purchased during 2001 to fix the rate of interest on a portion of Canadian dollar denominated debt, with the year-end rate at 7.34%.

Under the terms of the stated facility, the Company is required to maintain certain financial ratios and is restricted from paying dividends. In addition, future acquisitions are subject to lender review and must comply with certain predetermined criteria.

The term debt is under the senior credit facility, collateralized by the pledge of a debenture collateralized by fixed and floating charges on substantially all of the assets of the Company and its wholly-owned subsidiary companies.

Obligations under capital leases:

The following is a schedule of future minimum annual lease payments under capital leases for equipment:

2002	$ 4,057
2003	4,729
2004	2,893
	11,679
Amount representing interest	(1,214)
Balance of obligation	$ 10,465

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital:

(a) Authorized:

The authorized share capital of Mosaic consists of the following:

(i) Unlimited number of preference shares. Subject to the Company's articles, the Board of Directors is authorized to fix before issuance the description, rights, privileges, restrictions and conditions attaching to the preference shares of each series; and

(ii) Unlimited number of common shares, without par value.

(b) Issued and outstanding at December 31:

	Number of shares	Amount
Common shares outstanding, December 31, 1999	70,919,560	$ 148,770
Issued on acquisitions (note 2)	2,785,735	32,323
Issued on exercise of options (note 7)	1,037,763	2,720
Other, net of share repurchases under a Normal Course Issuer Bid	267,134	3,629
Common shares outstanding, December 31, 2000	75,010,192	187,442
Issued on acquisitions (note 2)	765,155	5,406
Issued on exercise of options (note 7)	606,220	1,050
Other, net of share repurchases under a Normal Course Issuer Bid	(1,187,196)	(2,320)
Common shares outstanding, December 31, 2001	75,194,371	191,578
Other equity instruments:		
Canadian Originated Preferred Securities (note 6(c))		85,350
Paradigm earnout obligation to be settled in shares (note 6(d))		98,852
Total share capital, December 31, 2001		$ 375,780

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital (continued):

(c) Equity instruments - Canadian Originated Preferred Securities ("COPrS"):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 at an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds on sale of the requisite number of common shares of the Company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

(d) Equity instruments – Paradigm earnout obligation to be settled in shares:

As discussed in note 2(a), during fiscal 2001, the Company finalized the contingent consideration amounts payable to the vendors of Paradigm. Share capital at December 31, 2001 includes the obligations which were settled by issue of shares in January 2002. As well, further consideration payable in April 2002 is included in share capital as it is management's intention to settle these obligations in shares.

(e) In August 2001, the Toronto Stock Exchange ("TSE") accepted Mosaic's intention to renew its Normal Course Issuer Bid (the "Bid") through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the Bid will be 3.8 million shares during the period from August 8, 2001 to August 7, 2002. As at December 31, 2001, the Company had repurchased 1.0 million shares under the terms of the Bid.

(f) At the Annual and Special Meeting of the Shareholders of the Company held June 7, 2001, the Shareholders adopted a Shareholders Rights Plan (the "Rights Plan") to ensure that any takeover bid made for the shares of the Company shall be made to all Shareholders, shall treat all Shareholders fairly and equally, and shall provide the Board of Directors and the Shareholders with sufficient time to consider any such offer.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital (continued):

(f) (continued)

The Rights Plan grants to Shareholders the right to acquire, in certain circumstances, additional common shares of the Company effectively at a discount to market value (i.e. each common share held by a Shareholder entitles such Shareholder to buy six common shares at the current market price of the common share held) for purposes of causing dilution to the acquirer. The Board of Directors may in certain circumstances waive the application of the Rights Plan or redeem all, but not less than, all of the outstanding "rights" at a nominal price.

7. Stock-based compensation plans:

(a) The Company has two fixed stock-based compensation plans.

(i) Under the Incentive Compensation Plan ("ICP") introduced in 1998, the Company is permitted to issue to employees, officers and directors up to 6,891,128 options to acquire shares of the Company. Generally under the ICP, options are granted with a strike price equal to no less than the fair market value of the common shares at the time of grant. Options vest annually over a four-year period and are exercisable over a five-year period from the date of grant.

During 2001, the Company granted 3,051,200 options to purchase common shares under the ICP (2000 – 225,000) at an exercise price of $4.00 to $7.49 per share (2000 - $11.70 to $19.00).

The Company has granted a total of 6,748,700 options, net of cancellations, to purchase common shares under the ICP at prices ranging from $2.75 to $19.00. During 2001, 545,100 options to purchase common shares were exercised (2000 – 467,800) at an average price of $2.80 (2000 – $4.23).

(ii) Under the 1998 Employee Share Ownership Program ("ESOP") the Company is permitted to issue to employees, officers and directors up to 1,337,238 options to acquire common shares. The ESOP provides that for each common share of the Company purchased by an employee at fair market value, he or she is entitled to receive one option to purchase an additional common share at the same price. Options granted under the ESOP vest annually over four years and are exercisable for five years from the date of grant.

During 2001, the Company granted options to purchase 219,304 common shares under the ESOP (2000 – 278,614) with exercise prices ranging from $3.50 to $9.86 per share (2000 - $11.05 to $21.19). The Company has granted a total of 828,051 options, net of cancellations, to purchase common shares under the ESOP at prices

(Tabular amounts in thousands of dollars, except for share and per share amounts)

7. **Stock-based compensation plans (continued):**

(a) (ii) (continued)

ranging from $2.25 to $21.19. During 2001, 41,120 options to purchase common shares were exercised (2000 – 56,236) at an average price of $3.82 (2000 - $5.71).

(b) The Company has reserved 1,091,273 common shares for employees' and directors' options exercisable at prices ranging from $1.90 to $3.25 over periods up to 2003. The reserved amount represents options to purchase common shares that were issued to employees and directors prior to the introduction of the ICP. During 2001, 20,000 options to purchase common shares were exercised (2000 – 513,727) at an average price of $2.55 (2000 – $2.23).

(c) The following table summarizes options granted, exercised, cancelled and outstanding as at December 31, 2001:

Expiry Year	Exercise Price Range	December 31, 2000 Outstanding Options	2001 Transactions Granted	2001 Transactions Exercised or Cancelled	December 31, 2001 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2002	$1.90-2.70	482,273	-	-	482,273	$1.94	482,273	$1.94
2003	2.25-3.31	2,009,314	-	587,844	1,421,470	2.93	979,186	2.94
2004	3.00-4.12	177,886	-	69,711	108,175	3.62	46,152	3.64
2004	5.00-7.04	465,106	-	69,673	395,433	5.75	212,203	5.70
2004	7.53-10.30	1,749,504	-	323,718	1,425,786	10.26	831,763	10.26
2005	11.05-14.80	311,896	-	32,302	279,594	13.41	105,646	13.55
2005	16.42-21.19	165,142	-	51,473	113,669	17.32	44,720	17.34
2006	3.50-4.40	-	532,970	4,591	528,379	4.29	104,365	4.29
2006	4.71-5.83	-	2,270,467	23,300	2,247,167	4.72	1,118,753	4.71
2006	7.37-9.86	-	467,067	718	466,349	7.59	109,270	7.57
	$1.90-21.19	5,361,121	3,270,504	1,163,330	7,468,295	$5.96	4,034,331	$5.57
WAP*		$6.48	$5.06	$5.82	$5.96		$5.57	

* Weighted Average Exercise Price

At December 31, 2001, the weighted average remaining contract life of outstanding options was 35 months (2000 – 34 months).

(Tabular amounts in thousands of dollars, except for share and per share amounts)

7. **Stock-based compensation plans (continued):**

(d) The following table summarizes options granted, exercised, cancelled and outstanding, at December 31, 2000:

Expiry Year	Exercise Price Range	December 31, 1999 Outstanding Options	2000 Transactions Granted	2000 Transactions Exercised or Cancelled	December 31, 2000 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2001	$ 1.15-1.70	100,000	-	100,000	-	$ -	-	$ -
2002	1.90-2.70	755,000	-	272,727	482,273	1.94	482,273	1.94
2003	2.25-3.31	2,678,769	-	669,455	2,009,314	2.88	1,030,392	2.90
2004	3.00-4.12	211,152	-	33,266	177,886	3.66	58,968	3.67
2004	5.00-7.04	577,407	-	112,301	465,106	5.35	112,844	5.69
2004	7.53-10.30	1,815,326	-	65,822	1,749,504	10.25	665,782	10.25
2005	11.05-14.80	-	322,226	10,330	311,896	13.19	44,123	13.92
2005	16.42-21.19	-	181,388	16,246	165,142	17.12	30,032	17.02
	$ 1.15-21.19	6,137,654	503,614	1,280,147	5,361,121	$ 6.48	2,424,414	$ 5.25
WAP*		$5.19	$14.61	$3.50	$6.48		$5.25	

* Weighted Average Exercise Price

8. **Income taxes:**

Significant components of the income tax expense attributable to continuing operations for the years ended December 31 are as follows:

	2001	2000
Current income tax expense, exclusive of reduction for previously unutilized income tax losses and credits	$ 10,823	$ 10,384
Future income tax expense	960	976
Reduction in income tax expense arising from realization of previously unutilized income tax losses and credits	(3,681)	(821)
Total provision for income taxes	8,102	10,539
Add benefit of deductible goodwill included in goodwill charges	3,151	1,088
Income tax expense	$ 11,253	$ 11,627

(Tabular amounts in thousands of dollars, except for share and per share amounts)

8. Income taxes (continued):

Future income taxes arise from the temporary differences between assets and liabilities recognized for financial reporting purposes and those as per the tax laws in the jurisdictions in which the Company operates. The nature and tax effect of the assets, liabilities and unutilized tax losses that give rise to the future income tax assets and future income tax liabilities are as follows:

	2001	2000
Future Income Tax Assets:		
Tax benefit of unutilized tax losses	$ 17,532	$ 15,156
Share issue costs	6,012	-
Less valuation allowance	(5,323)	(8,136)
Net future income tax assets	$ 18,221	$ 7,020
Future Income Tax Liabilities:		
Goodwill	$ 15,296	$ 11,170
Capital assets	4,462	3,117
Future income tax liabilities	$ 19,758	$ 14,287

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates of 41.75% (2000 - 44.0%) to income from continuing operations before income taxes and goodwill charges, with the differences as follows:

	2001	2000
Income taxes at statutory rates	$ 21,120	$ 21,681
Increase (decrease) in income taxes resulting from:		
Non-deductible expenses	188	221
Income tax rate differential between Canadian and foreign jurisdictions	(10,055)	(10,250)
Other	-	(25)
Income tax expense from continuing operations before goodwill charges	11,253	11,627
Benefit of deductible goodwill included in goodwill charges	(3,151)	(1,088)
Total provision for income taxes	$ 8,102	$ 10,539

(Tabular amounts in thousands of dollars, except for share and per share amounts)

8. Income taxes (continued):

The following table gives details of unutilized income tax losses and related income tax reductions as at December 31, 2001:

	Losses	Tax
Losses expiring - 2005	$ 2,790	$ 980
- 2006	8,547	3,002
- 2007	1,700	597
- 2008	26,595	9,340
- 2020	5,714	2,286
- Indefinite	4,426	1,327
Total	$ 49,772	$ 17,532

9. Supplementary disclosures:

(a) Earnings per share ("EPS"):

As disclosed in note 1, the Company retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Under the new standard, the treasury stock method of calculating diluted earnings per share must be used. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period. The impact on the fiscal 2000 reported EPS is to reduce the previously reported $0.42 in earnings per share from continuing operations to $0.41 per share to reflect the retroactive adoption of the treasury method in determining EPS.

Earnings per share calculations are based on net income from continuing operations after deducting distributions on the equity instruments, net of income taxes, amounting to $2,726,000 (2000 – nil) as the numerator in the calculation and the weighted average number of common shares outstanding during the year as the denominator.

For purposes of determining fully diluted earnings per share and fully diluted earnings per share before goodwill charges, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered. Options to purchase 2,729,121 (2000 – 131,716) common shares under the Company's stock option plans were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

9. Supplementary disclosures (continued):

(b) Pro forma earnings per share:

The following table shows the pro forma earnings per share assuming that the Paradigm earnout payments (note 2) were made on January 1, 2001.

	2001
Pro forma earnings per share from continuing operations before goodwill charges	
Basic	$ 0.32
Diluted	$ 0.32
Diluted pro forma earnings per share from continuing operations	
Basic	$ 0.20
Diluted	$ 0.20

The above determination of earnings per share is based on the following assumptions:

(i) the transaction was effective on January 1, 2001;

(ii) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million);

(iii) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after-tax basis.

MOSAIC GROUP INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

December 31, 2001 and 2000

9. Supplementary disclosures (continued):

(c) Consolidated statements of cash flows:

(i) The consolidated statements of cash flows exclude the following non-cash financing and investing transactions:

	2001	2000
Paradigm earnout obligation to be settled in shares (note 6(d))	$ 98,852	$ -
Common shares issued on acquisitions	5,406	32,323
Exchange of Intelecom investment with minority interest in eForce	9,148	-
Assets acquired with capital leases	9,615	-

(ii) During 2001, the Company paid $4,735,000 in cash taxes (2000 - $3,816,000) and $15,731,000 in cash interest (2000 - $7,769,000), excluding distributions on COPrS.

(iii) Basic and fully diluted cash flow per share from continuing operations have been calculated using the cash provided from operations, excluding net change in non-cash operating working capital.

10. Commitments:

The Company is committed to payments under operating leases for equipment and buildings, with the following minimum annual lease payments:

2002	$ 12,205
2003	9,073
2004	7,689
2005	6,247
2006	4,187
Thereafter	11,108
	$ 50,509

(Tabular amounts in thousands of dollars, except for share and per share amounts)

11. Financial instruments:

(a) Risk management activities:

(i) The Company manages its credit risk in respect of trade accounts receivable by primarily dealing with large creditworthy customers and by collecting in advance of rendering services. Management is of the view that the accounts receivable are not subject to any significant concentration of credit risk. During fiscal 2001, one customer through multiple service contracts accounted for 27% of revenue (2000 – 10% of revenue), with no other customer accounting for greater than 7% of total revenue.

For 2002 the Company has discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenue during 2001. The Company continues to maintain its consumer wireless acquisition services in the retail environment with AT&T Wireless through work done by another Mosaic subsidiary. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T Wireless, the parties are in the process of negotiating the financial arrangements of such discontinuance. In the event that a satisfactory resolution is not achieved either party can elect to settle such matter through binding arbitration. In February 2002, the Company notified AT&T Wireless of its intention to arbitrate should a mutually agreeable resolution not be reached. The Company does not anticipate any material negative impact on its financial position resulting from such negotiation or arbitration.

(ii) The Company is subject to risk in respect of fluctuating interest rates as a portion of its borrowings is subject to floating rates of interest. As described in note 5(b), the Company has fixed the interest rate on US$25,000,000 debt at 8.0%. A three-year interest rate swap for notional principal of $50,000,000 was purchased during 2001 to fix the rate of interest on a portion of debt with the year-end rate at 7.34%. Based on its estimated discounted cash flow using applicable current market rates, the Company's interest rate swaps have a fair value liability of $4,158,305 at December 31, 2001 (2000 - $17,500 fair value asset).

(iii) The Company operates in the United Kingdom and the United States. At December 31, 2001, the Company had US$69,000,000 in United States dollar denominated debt, which was determined to be a hedge of the net investment in US operations.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

11. Financial instruments (continued):

(iv) The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the U.K. pound and the US dollar. The forward contracts are designated as hedges against the U.K. pound and US dollar receipts under certain long-term client contracts. At December 31, 2001, the nominal value of the U.K. pound forward contracts amounted to $13,224,000 (£5,700,000) (2000 – $29,900,000 (£13,348,000)) and had a fair value liability of $10,377 (2000 – fair value liability of $599,000) and the nominal value of the US dollar forward contracts amounted to $32,674,500 (US$20,550,000) (2000 – $30,855,000 (US$20,570,000)) and had a fair value liability of $621,570 (2000 – fair value asset of $159,000).

The Company does not currently engage in any other hedging or other foreign exchange management strategies and, accordingly, earnings will be impacted by movements in the values of the U.K. pound and US dollar in relation to the Canadian dollar.

(b) Fair values:

The carrying values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable and accrued acquisition liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The aggregate fair value of long-term debt, calculated at the present value of contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar instruments, approximates its current carrying value.

12. Segmented information:

During the third quarter of 2001 Mosaic changed its basis of presentation of operating segments, with corresponding changes in 2000 comparative figures, to better reflect the realignment of its businesses. These businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and accordingly have been aggregated.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

12. Segmented information (continued):

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenue is attributed to customers based on where services are provided.

	Revenue		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 120,816	$ 116,705	$ 67,817	$ 54,894
United States	464,460	177,492	452,606	286,240
UK and Ireland	176,378	199,465	132,398	135,453
	$ 761,654	$ 493,662	$ 652,821	$ 476,587

13. Discontinued operations:

Management determined in February 2001 that the development of the Continental European business was no longer a strategic priority, and as a result decided to divest the Company of its operations in those countries. The measurement date for the purpose of accounting was February 6, 2001. For 2000, the Continental European segment was disclosed as a discontinued operation and goodwill related to those acquisitions was written off at the end of the year. Included in the goodwill charges relating to discontinued operations is a goodwill write-down of $24.5 million representing the net book value of the goodwill relating to the Continental European segment. For 2001, the divestiture of the Continental European segment has been treated for accounting purposes as a discontinued operation with a charge of $8.3 million related to the loss on discontinuance of operations recognized in the first quarter of 2001. The Company substantially completed the divestment in the first half of 2001 through either the sale or closure of all the businesses involved. The book value of the remaining net assets of the Continental European operations is not material. Management does not anticipate any further charges related to this divestiture.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

13. Discontinued operations (continued):

The following table shows details of the loss related to discontinued operations included in the consolidated statements of operations:

	2001	2000
Loss from discontinued operations before goodwill charges, net of income taxes	$ –	$ 3,078
Goodwill charges relating to discontinued operations	–	25,218
Loss on divestiture or discontinuance of operations, net of income taxes	8,324	–
Total loss from discontinued operations	$ 8,324	$ 28,296

14. Subsequent event – acquisition of Custom Offers LLC:

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC. Custom Offers is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, the Company's start-up year, the Company generated over US$3,000,000 in revenue and achieved profitability.

The initial purchase price was US$6 million of which US$5.7 million was paid in Mosaic common shares with the balance in cash. Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid under the earnout cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80.

15. Comparative consolidated financial statements:

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.

Quarterly Highlights

(In millions of dollars, except per share amounts, unaudited)

	2001				2000				1999				1998				1997			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of operations:																				
Revenues	$167.5	209.4	213.0	171.8	145.8	146.5	110.3	91.1	102.9	112.0	83.1	80.0	83.0	88.1	44.7	36.8	37.9	39.6	26.9	18.3
Gross profit	$ 46.9	60.2	58.3	50.8	51.6	52.0	39.4	31.9	32.2	38.4	29.6	25.4	28.0	27.0	16.0	12.6	9.3	12.3	9.3	6.7
EBITDA	$ 17.9	25.9	23.2	17.6	20.8	21.4	15.2	9.8	9.2	12.8	9.2	6.0	7.9	9.2	4.8	3.1	4.1	3.8	2.7	1.5
Earnings from continuing operations before goodwill charges	$ 6.6	13.9	11.7	7.1	10.5	13.3	8.9	4.9	5.8	7.3	4.4	2.7	4.8	4.4	2.6	1.2	2.2	1.9	1.3	0.6
Earnings from continuing operations	$ 4.0	11.3	9.2	4.5	8.3	11.7	7.4	3.5	4.6	6.1	3.2	1.6	3.4	3.5	1.9	0.7	1.8	1.5	1.0	0.5
Net earnings	$ 4.0	11.3	9.2	(3.8)	(18.0)	11.1	6.3	3.2	6.4	6.3	3.3	1.8	4.0	3.5	1.9	0.7	1.8	1.5	1.0	0.5
Per share amounts:																				
Net earnings:																				
Basic	$ 0.04	0.13	0.12	(0.05)	(0.25)	0.15	0.09	0.05	0.09	0.09	0.05	0.03	0.07	0.06	0.04	0.02	0.05	0.04	0.03	0.02
Diluted	$ 0.04	0.13	0.12	(0.05)	(0.25)	0.15	0.08	0.05	0.09	0.08	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02
Earnings from continuing operations:																				
Basic	$ 0.04	0.13	0.12	0.06	0.11	0.16	0.10	0.05	0.06	0.09	0.05	0.03	0.06	0.06	0.04	0.02	0.05	0.04	0.03	0.02
Diluted	$ 0.04	0.13	0.12	0.06	0.11	0.15	0.10	0.05	0.06	0.08	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02
Balance sheet:																				
Cash position, net	$ (1.3)	1.0	1.0	0.7	12.3	12.8	16.1	5.6	5.7	(0.2)	1.2	12.4	3.1	11.7	7.2	(4.2)	1.0	1.9	3.8	2.6
Total assets	$820.8	694.9	668.6	667.0	648.1	422.8	392.9	358.7	346.5	314.9	304.2	272.0	272.0	259.6	207.0	119.4	109.9	82.2	84.4	50.5
Long-term debt, including current portion	$173.2	169.3	154.2	225.5	227.6	113.3	98.8	83.2	78.5	42.3	99.1	74.2	67.5	72.9	53.1	19.4	19.8	13.8	14.4	3.8
Shareholders' equity	$419.0	319.8	298.4	215.0	206.2	201.5	189.5	178.2	172.9	169.0	118.1	118.0	118.6	108.5	92.8	50.2	45.7	38.8	37.3	26.3

Corporate Directory

Corporate office

469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Telephone: (416) 588-7788
Fax: (416) 813-0970
www.mosaicgroupinc.com

Shareholder inquiries

Ben Kaak
Executive Vice President and Chief Financial Officer
Telephone: (416) 813-4272
kaakb@mosaicgroupinc.com

John McIlveen
Director Corporate Development
Telephone: (416) 813-4292
mcilveenj@mosaicgroupinc.com

Share exchange

Toronto Stock Exchange

Trading symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One, NA, Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel

McCarthy Tétrault, Toronto, Ontario, and London, England
Testa, Hurwitz & Thibeault, Boston, Massachusetts
Fraser Milner Casgrain, Toronto, Ontario

Transfer agent

CIBC Mellon Trust Company, Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors

Independent Directors

John Barnett
President and Chief Executive Officer and Director
Rothmans Inc.

William Biggar
Executive Vice President Office of the CEO
Magna International Inc.

John Caldwell
Corporate Director and Consultant

Gregory Kiernan
President and CEO
Sonostar Ventures

Robert B. Matthews
President
Manitou Capital Corporation

G. Michael Preston
Chairman Mosaic Group Inc.

Theodore Sands
President
HAAS Capital, LLC

Raymond Verdon
Past President
Nabisco Biscuit Company, US

Management Director

Marc Byron
Vice Chairman and Chief Executive Officer
Mosaic Group Inc.

Officers

Marc Byron
Vice Chairman and Chief Executive Officer

Catherine Barbaro
Vice President Legal and Corporate Secretary

David Graf
President Performance Solutions North America

John Hoholik
President Marketing and Technology Solutions North America

Domenic Ieraci
Senior Vice President Finance

Ben Kaak
Executive Vice President and Chief Financial Officer

Brian Meagher
President Sales Solutions North America

Colin Moore
Chief Operating Officer

Jerry Stone
President Mosaic Solutions UK

Annual and special meeting of shareholders

The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, Ontario
At 11:00 a.m. on May 14th, 2002

MOSAIC

REAL SOLUTIONS. REAL RESULTS.


MOSAIC

Mosaic Group Inc. 2000 Annual Report

taking it farther.


taking it farther.
Mosaic Group Inc. 2000 Annual Report
02 AUG 15





Table of Contents

TAKING OUR BUSINESS FARTHER

Our industry is constantly evolving, but never so rapidly as during this past year and never so successfully. We have built our business by taking our clients' businesses farther every time we deal with them. How? By creating new marketing space for them, and for ourselves in the process. By being strategic thinkers, spotting trends and changes in customer and consumer behaviour before our competitors are even aware of the possibility. By applying this strategic thinking and foresight to our client solutions. By moving quickly to occupy marketing space that puts our clients in more direct contact with their customers and their consumers. By developing programs that turn browsers into buyers.

We have the insight, the innovation and the organizational structure to take our business farther than any other marketing and sales services company in the world. This is why our growth has historically outpaced that of our competitors and, despite slowing economic conditions, why we believe it will match or beat their growth rates going forward.

Never has our approach received such a resounding endorsement from our clients as it did in 2000.

It was endorsed with an increase in multi-year, multi-million dollar programs, among them: door-to-door premium collection contracts for Prudential and The Wesleyan Assurance companies and door-to-door selling of general insurance products for Prudential; the creation of a "rate and compare" convergent billing system for Ontario Hydro Energy; and a data collection program with Information Resources Inc.

It was endorsed with a strong increase in new clients. Over the past year we added companies such as Universal and MGM Studios, New Power and DIRECTV to our client list.

It was endorsed with our clients' satisfaction in being served by a broader "mosaic" of cross-service offerings – the beneficiaries were many of our larger clients, including Canadian Imperial Bank of Commerce, Labatt, Microsoft, Kraft, Hewlett-Packard and Coca-Cola.

TAKING OUR PERFORMANCE FARTHER

By taking our strategic thinking farther, by taking our client service farther and by taking our innovation farther, we were able to produce exceptional results for our clients. This translated into solid financial results in 2000, where we saw:

- An increase in fully diluted cash earnings per share from continuing operations of 76% year-over-year.
- An increase in fully diluted earnings per share from continuing operations of 83% year-over-year.
- An increase in margins – EBITDA (earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes) as a percentage of revenues from continuing operations increased from 9.8% to 13.6%.

TAKING OUR SERVICES FARTHER

Going forward, we will continue to take our business farther in those areas that promise the greatest opportunity for rapid expansion. "Below-the-line" marketing, which is Mosaic's space, is growing at over twice the rate of traditional advertising. Mass advertising does not have the immediate impact our clients need to grow their businesses.

With innovations such as TiVo, Microsoft's Xbox, click-through Internet capabilities and even the VCR, customers are increasingly able to bypass advertising messages. Brand messages need to be delivered in a way that is relevant to every customer. This is where Mosaic provides added value to clients. This is why Mosaic is a strategic partner to some of the largest Fortune 500 brands around the world.

In our pay for performance business, clients pay us for results. Because we test our direct marketing activities rigorously and exhaustively, we can accurately predict revenues and forecast returns on programs. We do not take on risk until we know with certainty the results we will achieve. We have built our business knowing that this will be an area of growth going forward. With the acquisition last year of Paradigm Direct, over 38% of Mosaic's business is now pay for performance. This is where we are unique. We are "entangled" with our clients, working with them as true marketing partners – a connection and commitment that make our revenues more secure.

continued on pg 5





Taking Our Infrastructure Farther

The key to Mosaic's success is continuous reassessment of our operations in light of marketplace trends and economic conditions. This past year was no exception. We realigned our operations across geographic regions to leverage strengths and take advantage of cross-selling opportunities among service offerings. Fully integrating our capabilities across North America and Europe (UK/Ireland) facilitated greater 'organic' growth. Mosaic North America and Mosaic Europe (UK/Ireland) now offer all of Mosaic's sales, marketing and organizational performance services.

With the acquisition of Paradigm Direct last year, we created a third division with a global mandate. Our new Performance Marketing division consists of Paradigm Direct and eForce. This division offers clients "end-to-end" solutions – from product conceptualization through to system integration, customer acquisition, customer care and billing.

The Performance Marketing division promises significant potential for growth. Part of this growth will come from Paradigm's customer acquisition model, where we are only compensated if we deliver new customers for our clients. eForce's eCRM (electronic customer relationship management) platform, where we build a complete service offering on an outsourced basis often around the customer's bill, is another potential growth area.

Our guiding principle is that all our resources, including our human resources, should be put to their highest and best use. With this in mind, we changed the assignments of several of our key executives to allow them to spend more of their time playing to their strengths. These management changes were evolutionary, not revolutionary.

At the same time, we recognize that, to grow our business and achieve our goal of becoming a $2 billion company in the next two to three years, we will require additional management skills and experience. We are building and deepening our management infrastructure to create what we believe will be the most talented workforce in the industry.

Recognizing that our people are our most valuable asset, we are working even harder to develop global human resource policies and practices that encourage and support career development within Mosaic.

Taking Our Value Farther

What does all this mean to our shareholders? It means that Mosaic is a solid investment. We have built our business by going farther than anyone else to occupy marketing space our competitors have yet to discover. This is how we have earned our reputation for innovative, client-centric service that is the envy of the industry. This is why our client list is the envy of the industry. This is why we continue to attract the best and the brightest in the industry. And this is why Mosaic continues, year after year, to grow faster than its peers.

Taking Our Commitments Farther

Mosaic will continue to be a great company with which to do business. We are committed to growing the business in innovative ways that enable us to offer more effective sales and marketing solutions to our clients.

Mosaic will continue to be a great place to work. We are committed to building an infrastructure that enables our talented workforce to grow personally and develop their careers within the company, and contribute towards Mosaic's ongoing success.

Mosaic will continue to be a great investment. We are committed to making Mosaic more efficient and more profitable for our shareholders – a course we have followed in the past and will pursue vigorously in the future.

G. Michael Preston
Chairman and Chief Executive Officer

Financial Highlights

Years ended December 31	2000	1999	1998	1997	1996
Operations (thousands)					
Revenues	$ 493,662	$ 378,006	$ 252,574	$ 122,703	$ 36,200
Gross profit	174,902	125,613	83,598	37,645	10,336
EBITDA	67,297	37,121	24,881	12,133	3,249
Earnings from continuing operations before goodwill charges	37,647	20,082	12,992	5,994	1,281
Earnings from continuing operations	30,909	15,513	9,534	4,832	1,214
Per Share amounts					
Earnings from continuing operations before goodwill charges					
Basic	0.52	0.30	0.25	0.17	0.09
Fully diluted	0.51	0.29	0.23	0.16	0.09
Fully diluted (% increase)	76%	26%	44%	78%	200%
Net earnings from continuing operations					
Basic	0.43	0.23	0.18	0.14	0.09
Fully diluted	0.42	0.23	0.17	0.13	0.08
Fully diluted (% increase)	83%	35%	31%	63%	167%

Revenues
(in millions of dollars)



EBITDA
(in millions of dollars)



Earnings before goodwill charges
(in millions of dollars)



The above financial information reflects the results from the continuing operations of Mosaic Group Inc. and excludes the results of all of the Company's Continental European operations.



Taking Sales Farther

Mosaic excels at getting clients' products and services in front of consumers. We cut through the clutter that makes it difficult for companies – even the world's leading brands – to be seen and heard. Our experience has taught us not to bombard the consumer, but to connect with the consumer. At Mosaic, we believe in the power of face-to-face contact with consumers. Whether it is at the point of sale or at the consumer's door, the client to consumer connection is critical. It is the opportunity to make a clear and lasting impression. It is also the chance to engage in two-way communication, the kind that invites consumers to become engaged and respond. These are defining moments when consumers can be converted into customers and when browsers can become buyers.

Taking Microsoft's Business Farther

Computer software is an intensely competitive business. Even an industry powerhouse like Microsoft needs a strategic partner to help increase market share. When Microsoft went looking for that partner, they chose Mosaic. The reasons? Strategic thinking, excellence in execution, leading-edge technology to provide immediate and measurable results, and a dedicated field force and program management team. The other attribute Microsoft wanted and found in Mosaic was a trusted and integral partner for its sales and promotional support, in-store inventory management and strategic decision-making at the retail level. Over the past several years, Mosaic has taken Microsoft's business farther by successfully increasing Microsoft's shelf space, launching several new retail products, training retail salespeople on Microsoft products and providing continuous and timely consumer retail data to support strategic decisions. Mosaic also provided Microsoft with professional execution in the installation and stocking of promotional items at the store level. In both North America and the UK, Mosaic has dramatically increased Microsoft's in-store representation. Mosaic's advanced technology allows us to report in-store findings to Microsoft within 24 hours. This allows us to work with Microsoft to find and execute proactive solutions rather than react to problems. It also enables continuous reassessment of Microsoft's business, knowledge we use to adjust outlet coverage strategies and keep Microsoft competitive.



Taking Our Service Farther

Mosaic brings brands to life. We are adept at crafting and conveying our clients' messages to consumers. We help our clients make the sale, and then we also help them close it. Mosaic's client management teams offer efficient retail execution and door-to-door collections. Our service offerings are never static. They change to reflect emerging trends in consumer behaviour and the industry as a whole. We offer three service channels: retail/in-store, consumer direct/home visits and out-of-store intercepts/field marketing. We have a range of client solutions across each of these channels. A sample of our offerings includes: **1. Outsourced Selling** – Dedicated outsourced selling and merchandising support for retail locations and for business-to-business. **2. Equity Events** – Brand-relevant solutions that support street or event sampling in an "in-store theatre" environment. **3. Sales Reporting** – Dynamic and customized data collection and reporting solutions focused on proven channel strategies. **4. On Site** – Outsourced staffing solutions for the retail environment (stores within a store, for example) or door-to-door collections. **5. Shared Solutions** – Industry-wide solutions that enhance strategic partnerships between retailers and suppliers in managing the flow of inventory and sales functions. **6. Retail Performance Consulting** – Retail staff coaching programs to strengthen delivery and sales results. **7. Strike Force** – Tactical/seasonal selling and merchandising activities. Mosaic's **data collection systems** harness and deliver the power of knowledge to our clients. Mosaic InfoForce, the joint-venture between Mosaic and Information Resources Inc. (IRI), combines IRI's expertise in sampling and projection techniques with Mosaic's renowned field management processes, marketing solutions, systems and information technology. This knowledge system gives us the quantifiable fact base to determine what consumers want and how to market to them effectively. Data is compiled utilizing a network of trained professionals in marketing and field services who manage nearly 2,000 field collectors in all major cities across the United States. Our "Rapid Response" tactical tool enables us to collect and report simple, focused, in-store observations in up to 50,000 retail outlets within 24 hours.

The new economy is a knowledge economy, where people – their critical thinking, their applied skills and their ability to manage change quickly and creatively – are a key source of competitive advantage. Our clients have discovered that their people, as much as their products and services, are the cornerstones of their success. Mosaic's clients are dynamic, competitive organizations that rely on employees who can keep up with the accelerating pace of business. Like our clients, we understand the speed and demands of business today. Mosaic works with these organizations to develop practical and effective learning solutions that enable their people to acquire and use new knowledge, skills and processes. Those are powerful knowledge assets that help organizations increase their speed to competency.

Taking GM University's Business Farther

With over 4,500 dealers across the United States, General Motors University needed alternative learning solutions to reach this vast network. Mosaic came up with an integrated solution for GM. We combined our instructional design and curriculum development expertise with our digital media development capabilities. The result – an effective learning solution that utilized CD-ROM technology and capitalized on General Motors' Satellite Interactive Distance Learning network to create courseware for the Sales, Service and Parts College of General Motors University. Mosaic's skills were taken farther when we created a web-based learning solution for the Quality, Reliability, and Competitive Operations Implementation Group of General Motors. These learning solutions have provided both the retail dealerships and wholesale operations teams of General Motors with greater access to learning on core skills the company believes are critical to General Motors setting itself apart and meeting its business goals. Combining the disciplines of sound instructional design with enabling digital technologies has allowed General Motors and its dealerships to experience speed to competency that was never before possible. Based on internal tracking, Mosaic's learning solutions are amongst the most demanded by GM dealerships and continue to receive the highest learner satisfaction scores.


Welcome

Taking Our Service Farther

Mosaic seamlessly integrates its expertise in performance consulting, instructional design, learning development, digital media and field force management. The result is breakthrough learning and performance improvement solutions that align with our clients' business goals. Traditional classroom learning is no longer a viable option for large companies with employees in different geographies. Travelling to central training facilities is expensive, time-consuming and unnecessary. Mosaic offers clients alternative learning environments and programs that deliver faster and cheaper solutions, while maintaining an effective learning outcome. Mosaic offers end-to-end capabilities that range from creating and integrating course material to delivering and measuring learning. Our proprietary Calibration™ process establishes measurable learning standards that match and support our clients' key business drivers. These measurement standards are an effective way of tracking the progress and application of learning. Mosaic's solutions cover the complete range of learning delivery platforms including the Internet, CD-ROM, interactive kiosks and also satellite distance learning technology to create a virtual classroom infrastructure.

Mosaic places a premium on creativity and innovation. This is how we differentiate ourselves in a crowded marketplace. As well as thinking differently, we also think strategically. This is how we design and develop programs that are unique in the industry and highly responsive to the customer. Our clients' success attests to our success as innovators and strategists. The world's most powerful brands are turning to Mosaic for new thinking and professional execution. We take our thinking—and our clients—farther by understanding their business, their objectives, their target consumers and those consumers' motivations. Then we use that knowledge and research to innovate and execute winning strategies.

Taking Coke's Business Farther

Coca-Cola Great Britain wanted to connect with teens on a daily basis in a way that repositioned Coke as progressive, exciting and a relevant teen brand. Mosaic's UK-based marketing service division worked with Coca-Cola to develop a concept that tapped into the teen lifestyle. Mosaic created the first-ever Internet-based interactive promotion of its kind in the UK. www.cokeauction.co.uk – one of the most popular web sites in the UK – is a cashless on-line auction where consumers can convert pulltabs and labels into bidding currency. By placing a value on the Coca-Cola pulltabs, Mosaic created "pulltab" fever. Further excitement was generated by a teen-focused total media campaign featuring TV, radio, PR, on-line advertising, viral marketing and a marketing e-mail campaign.


cokeauction

On-line promotions are an increasing and integral part of brand marketing activities. Coca-Cola Great Britain and Mosaic identified this interactive medium as key to connecting with the teen audience. This is an environment that Coke needed to dominate. This program also gave Coke something it never had before – data on a highly valued target market. This data is now being used to refine Coke's other brand marketing initiatives.

Taking Our Service Farther

Through our marketing and promotions activities, Mosaic specializes in engaging customers at the retail level, where the vast majority of purchasing decisions are made. We design persuasive programs that speak to and motivate customers to buy immediately. We provide a consistent brand message at all points of consumer contact to communicate a brand's position and help build brand equity. Mosaic's direct and interactive platform specializes in forming and nurturing customer relationships. Using advanced database mechanics, we identify our clients' most profitable customer segments and develop messages aimed directly at those key prospects. To help our clients acquire those customers, we deliver those messages through multiple channels, including mail, telemarketing and digital media. We rely increasingly on interactive or digital media, which are far more cost-effective and customizable, to increase the relevance and timeliness of communications to customers. Mosaic utilizes corporate communications and event marketing solutions to educate and motivate our clients' staff, and build an interface between customers and corporations. Mosaic's events and communications programs are designed to be interactive and effective. The point is not only to transmit messages, but to make them memorable so that they leave an impression and stick with the target audience. Street events or sampling is how we create a brand experience that creates an attachment between a product and its intended customer. By listening and observing customer behaviour closely, we uncover the underlying motivations for their behaviour. This enables us to develop deep insights into the customer and devise informed programs that inspire and engage them.

The most powerful brands in the world are actively looking for immediate and measurable results, and Mosaic's clients are no exception. Mosaic's performance based marketing platform offers clients pay for performance solutions. That means clients pay only if we either deliver them a customer, enhance customer profitability, or help them reduce their customer churn rates. This business model offers our clients better and more valuable customers. Mosaic's advanced tracking systems and response models also mitigate and minimize the risk associated with performance marketing, often by testing over 500 unique combinations of go-to-market solutions to determine which combinations deliver the best results. In addition, Mosaic provides end-to-end program design, implementation and management services for unique consumer offerings on behalf of its major brand partners. The scale and sophistication of these solutions are features no other marketing services firm has offered.

Taking AT&T Wireless' Business Farther

Mosaic's innovative distribution channels are taking AT&T Wireless' business farther. AT&T Wireless in the US turned to Mosaic when looking to boost its customer acquisition rates. Having already developed its own marketing and customer acquisition programs, AT&T Wireless was able to add our pay for performance platform with little or no risk or effort. AT&T Wireless pays only when a new wireless (cellular telephony) customer has been acquired, the billing information loaded into AT&T Wireless' systems, and the wireless phone has been activated by the customer. We have become AT&T Wireless' single largest outside provider of new customers. Until recently, the traditional channels to market – direct mail, field marketing, outbound telemarketing, and direct response TV, radio and print – accounted for most of our customer acquisitions. Our new channels to market – the Internet and our third party retail network – have proven to be more cost-effective. These channels are unique by creating an interaction with customers that prompts them to respond with a sale not because they have been solicited, but because they want or need the service. This means AT&T Wireless is getting higher-value customers.



Taking Our Service Farther

Mosaic's performance based marketing division combines marketing and technology to deliver powerful solutions to the world's leading service brands. Mosaic's Paradigm Direct platform delivers customer acquisition programs en masse for companies that sell services to consumers. We systematically test and analyze all the elements of the customer acquisition supply chain. By testing sample "cells" or combinations of variables within the acquisition supply chain (the media channels, the customer data lists, and the structure of the product offer), we determine what will yield the most cost-effective response rate. Once we identify the most successful and profitable test cells that will result in negligible levels of risk to Mosaic, we increase the size of the programs and run them on a large scale. We facilitate customer sales through a variety of channels – direct response TV, direct mail, outbound telemarketing, Internet and third party retail networks. We also execute the order fulfillment on behalf of our brand partners by delivering the product or service to the customer, and execute provisioning by uploading new customer information into the brand partner's billing system. The key to this platform is the analytical approach that ensures our downside risk is minimized while providing significant upside rewards. Mosaic's eForce platform takes the concept of customer retention farther than any other outsourced service provider in the world. By building customer service offerings using the bill as a strategic marketing tool, we provide integrated end-to-end solutions to our brand partners. Mosaic builds programs that offer customers multiple services – such as long distance, cellular telephone and energy – at the guaranteed best price on one convenient bill. We are the program integrators that manage all phases from concept development, program design, vendor selection and system implementation to the marketing, program launch and day-to-day operation. Combined, these platforms enable Mosaic to deliver complete customer acquisition and retention programs to our brand partners without them ever having to use their own resources to develop, source and run the project.



DaimlerChrysler • Sega • Cadbury Trebor Bassett
Toshiba • General Mills • Colle McVoy • Coca-Cola
United Distillers & Vintners • Procter & Gamble
Orange • BSkyB • Kodak • Mead Johnson • Nestlé
Epson • Golden Wonder • Reebok • Tetley • Intel
Siemens • Entertainment UK • Rothmans • Unilever
Information Resources • American Express • Telus
Microsoft • Canadian Imperial Bank of Commerce
Compaq • Wesleyan • GlaxoSmithKline • Metris
Iomega • Olympus • Scottish & Newcastle • Labatt
DIRECTV • Bacardi • TD Canada Trust • Kraft
OshKosh • 20th Century Fox • Warner Brothers
Vivendi Universal • Sainsbury's • Disney Channel
Bristol-Myers Squibb • Esso • Corby Distilleries
Paramount Studios • Prudential • General Motors
Pfizer • BMG Music • Columbia Tri-Star • Sony
AT&T Wireless • Levi's • Toys "R" Us • Equifax
Hewlett-Packard • Barclays • Minute Maid • Texaco
Cadbury Trebor Allan • OnDigital • New Power

Finance in Review

Building a Strong Business

In this fiercely competitive environment, we are taking our business farther, not only by creating new marketing space, but by more rigorously evaluating our use of capital and operating margins. In 2000, Mosaic focused on facilitating organic growth, while also building the business through acquisitions. We continued to deliver our commitment to shareholders to build a fundamentally strong business with sustainable profits. That required us to make some difficult decisions to ensure that we entered 2001 well-positioned to succeed. Our 2000 financial results in all but the continental European operations were strong. Our revenues increased 31% year-over-year to $493.7 million with EBITDA (earnings from continuing operations before depreciation, amortization, interest, minority interest and income taxes) of $67.3 million – an increase of 81%. We also achieved a cash EPS growth rate of 76% from continuing operations, and an EPS growth rate of 83% from continuing operations.

Maximizing Mosaic's Resources

We have taken our business farther financially by concentrating our resources where they will have the greatest impact. Our acquisition of Paradigm Direct gave us the footprint we needed to make an impact in the US, where a majority of the world's largest brands make their marketing decisions. Paradigm also put us farther ahead of our peers in the growing area of performance marketing. Paradigm's customer acquisition platform, where Paradigm only gets paid for delivering a customer to the client, is a solution that poses less risk for the client and, paradoxically, results in more predictable revenues for Mosaic with upside profit opportunities going forward. Despite strong performance in most areas of our business, our operations in Continental Europe provided less-than-adequate returns on our invested capital. These operations, in 11 countries, generated $28 million in revenue (4% of 2001 forecasted revenues), and generated a pre-tax loss of $5.2 million. We expanded into Continental Europe at the request of our clients, but the expected pan-European marketing spend did not materialize. As a result, we became too dependent on local clients. Local labour laws made it increasingly expensive and complex to run our business. It became clear that the pan-European push did not fit our strategy from our shareholders' perspective. The only responsible decision was to divest these operations and focus future resources and management efforts on higher yielding regions – North America and the UK/Ireland. Our reported financial information, as well as Management's Discussion and Analysis, reflects the continuing operations of Mosaic, excluding the results of the Company's Continental European operations for both 1999 and 2000. These Continental European operations are reflected in our 2000 and 1999 financial results as discontinued operations.

To take the business even farther, we had to ensure that our core operations remained strong and healthy. To that end, we performed a full evaluation of the operating metrics in all of our business units. This involved an assessment of the use of working capital, eliminating 4% of total full-time office positions, and repricing some of our services. Our continued efforts to streamline operations by integrating the business units' central functions are now paying off. We are seeing measurable benefits in our superior operating and financing infrastructure. We continue to work smarter and better to improve the management of our working capital. The result has been strong cash flow from operations, which means that we are funding our organic growth from our own operations. Cash flow from continuing operations for 2000 was over $50 million – a 67% increase over the previous year.

Our Commitment to Results

We have not wavered in our commitment to build shareholder value in the short and long term. We continue to strengthen our focus on putting the required infrastructure in place, and we will continue to make the decisions required to ensure we have a strong, vital company that is well-positioned to face the challenges and seize the opportunities of 2001.

Clint Becker
Chief Financial Officer





This section of our annual report provides Management's Discussion and Analysis of the financial condition and operating performance of Mosaic Group Inc. for the years ended December 31, 2000 and 1999. This review focuses on key measures used to monitor our overall financial performance and financial condition. The analysis should be read in conjunction with and is based on our audited consolidated financial statements, which are presented later in this annual report. All amounts are in Canadian dollars, unless otherwise stated.

OVERVIEW

2000 was an eventful year for Mosaic with the completion of major acquisitions and the initiation of significant new client contracts. The major milestones achieved during the year were:

- Acquisition of Paradigm Direct LLC (Paradigm) in November 2000 providing Mosaic with significant scale in its US operations;
- Acquisition of M:\DRIVE in the UK, Pentagon in Ireland and Medium One in Canada during the first half of the year; and
- Winning of multi-year, multi-million dollar contracts with Information Resources Inc. ("IRI") in the US, Wesleyan Insurance and Sainsbury's in the UK and Ontario Hydro Energy in Canada. Mosaic also commenced the implementation of its contract with Prudential plc in the UK valued at $180 million over a seven-year term.

In late 2000, management undertook a strategic review of the Company's operations, taking into consideration the impact of the acquisitions during the year, and the strengths, weaknesses and opportunities within Mosaic's businesses. As a result of this work, the following key initiatives for the year 2001 were developed that will build on the success of the Company into the future:

- Establish and develop a Performance Marketing division – this will involve the integration of Paradigm Direct, eForce and Mosaic's 20% holding in Intelecom. Performance Marketing is an area with high growth potential for Mosaic, combining Paradigm's skills at customer acquisition with eForce's abilities at customer management and retention. With this offering, Mosaic has the full spectrum of customer relationship management services to offer to its clients;
- Develop new multi-year, multi-million dollar business opportunities;
- Improve operating metrics, resource deployment, and profitability through the divestiture of the Continental European business and aggressive management of costs including the rationalization of staff levels in certain units;
- Further strengthen Mosaic's management team – appointment of Chief Operating Officers for each of Mosaic's three business divisions (Performance Marketing, North America, and UK/Ireland), Business Development Officers in North America and the UK/Ireland and the addition of a director of Human Resources to the corporate group; and
- Execute withdrawal from Mosaic's Continental Europe business with minimal disruption for clients and employees.

The management team of the Company remains focused on making Mosaic's operations more efficient and its service delivery more effective.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

All discussions related to fiscal 2000 and 1999 are based on financial results from continuing operations, which exclude the impact of the operating results of Continental Europe. The exit from Continental Europe has been disclosed in the financial statements as discontinued operations in fiscal 2000, and comparative numbers for 1999 have been accordingly restated to reflect continuing operations.

All of Mosaic's key performance indicators improved significantly in 2000. Mosaic's revenues and earnings continued to grow at rates higher than the industry average.

- Revenues, at $493.7 million, were up 31% from $378.0 million in 1999;
- Earnings from continuing operations before interest, taxes, depreciation, and amortization ("EBITDA") increased 81% to $67.3 million in 2000, from $37.1 million in 1999;

- Earnings from continuing operations before goodwill charges ("cash earnings") grew 87% to $37.6 million in 2000 from $20.1 million in 1999;
- Fully diluted cash earnings per share from continuing operations ("cash EPS") were up 76% to $0.51 in 2000 from $0.29 in 1999; and
- Fully diluted earnings per share from continuing operations ("EPS") were $0.42 in 2000, an increase of 83% from $0.23 in 1999.

Summary financial information (in thousands of dollars, except percentages)

	North America	UK & Ireland	Corporate	2000 Total	1999 Total	Change ($)	Change (%)
Revenue	294,197	199,465		493,662	378,006	115,656	31%
Direct Costs	191,788	126,972		318,760	252,393	66,367	26%
Gross Profit	102,409	72,493		174,902	125,613	49,289	39%
% of Revenue	34.8%	36.3%		35.4%	33.2%	2.2%	
SG&A	62,064	41,876	3,665	107,605	88,492	19,113	22%
% of Revenue	21.1%	21.0%		21.8%	23.4%	(1.6%)	
EBITDA	40,345	30,617	(3,665)	67,297	37,121	30,176	81%
% of Revenue	13.7%	15.3%		13.6%	9.8%	3.8%	

REVENUES AND GROSS PROFIT

2000 RESULTS:

Revenues grew by 31%, or $115.7 million, from 1999 revenues of $378 million to $493.7 million in 2000. Revenue growth, before giving effect to acquisitions, and excluding the impact of exchange rate movements during the year, contributed $63.7 million of this increase. The unfavourable movements in foreign exchange, mainly the British pound in relation to the Canadian dollar, had a negative impact on revenues of $12.4 million.

Revenues in the North American business segment in fiscal 2000 were $294.2 million – up 39% from $212.1 million in 1999. The growth reflects the impact of major client wins during the year, especially the multi-year contract with IRI, significant new business with UDV, growth in the Mosaic Organizational Performance Group ("MOPG") and the eForce business, as well as acquisitions during the year.

The UK and Ireland segment revenues in local currency terms grew by 28% during the year, reflecting the successful implementation of the Prudential plc contract by Mosaic's FMCG Home Service unit in the UK, growth in the marketing services business and acquisitions, offset partly by the lower revenues from the NR Consulting ("NR") business. The unfavourable exchange rate movements lowered the revenue growth of this segment by 8%. Local currency organic growth in the UK and Ireland excluding NR was 51%, which highlights the strength of the other businesses in this segment.



Mosaic has a large customer base spread over a number of industry sectors. The top 15 customers accounted for 50% of 2000 revenues. Over 65 customers each generated revenues in excess of $1 million during the year.

By client industry sector, Mosaic's 2000 and 1999 revenues were as follows:

(Percentage of revenues)	2000	1999
Consumer goods	49%	57%
Financial services	17%	24%
IT and convergent technology	13%	11%
Telecommunications	16%	6%
Automotive and others	5%	2%
	100%	100%



There has been a significant change in customer industry concentration during the year with a greater diversification of the revenues and a trend towards reducing concentration in the consumer goods sector.

Gross Profit as a percentage of revenues increased to 35.4% in 2000, from 33.2% in 1999. Margin improvements have been significant in the UK and Ireland units, mainly caused by the high margin Home Service business and the acquisition of M:\DRIVE. North American units maintained margin at prior year levels.



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$800 million, an increase of $306 million over 2000. This reflects the full-year impact of acquisitions made in 2000 and continued organic growth, partially offset by the divestiture of the Continental European business. On a full-year pro forma basis, organic growth at Paradigm is expected to be approximately 20% and a combined 10% at the other units of the Company.

In 2001, Mosaic expects to achieve gross profit in the range of 28% to 30% of revenues, compared to 35.4% in 2000. This decrease results from two factors. First, a change in the business mix due to Paradigm's higher-than-average growth rate lowers the overall percentage due to the lower margins of Paradigm's business. Second, these targets reflect the view that if the economy continues to slow down, clients may exert margin pressure on Mosaic.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES

2000 RESULTS:

SG&A expenses as a percentage of revenues during fiscal 2000 were 21.8%, significantly lower than 23.4% in 1999. In 1999, the Company completed a number of initiatives to restructure its operations in North America,

the positive impact of which was reflected in the overall improvement in the SG&A percentage in fiscal 2000. It also reflects the impact of acquisitions during the year, and two new businesses, Mosaic InfoForce in North America and FMCG Home Service in the UK, which have a lower-than-average SG&A percentage.

The components of SG&A expense, stated as a percentage of revenues, were as follows:

Expenses as a % of Revenues	2000	1999
Salaries, benefits, and bonuses	14.1%	15.3%
Equipment leases	0.7%	0.8%
Occupancy	1.6%	1.3%
Other	5.4%	6.0%
	21.8%	23.4%



Earnings from Continuing Operations before Interest, Taxes, Depreciation and Amortization ("EBITDA")

2000 Results:

EBITDA for 2000 was $67.3 million, up 81% from $37.1 million in 1999. EBITDA as a percentage of revenues increased from 9.8% to 13.6%, which reflects operating profitability improvements in Mosaic's core business units in Canada, the US and Ireland, the impact of the high margin FMCG Home Service unit, and acquisitions during the year, which had higher-than-average EBITDA margins. Overall, the improvements in gross margin, combined with the operating leverage inherent in Mosaic's relatively fixed overhead cost structure, contributed to the improvement in EBITDA margins.



North American EBITDA growth was 90%, mainly due to the growth in the high margin businesses of MOPG and eForce, the contribution of Mosaic InfoForce and the impact of the Paradigm acquisition.

In the UK and Ireland units, EBITDA growth was 64%, accounted for largely by FMCG Home Service and M:\DRIVE businesses, partially offset by the decline in the NR business.

Outlook for 2001:

EBITDA is expected to grow to $96 million in 2001, which represents a margin of 12% compared to the full-year pro forma EBITDA margin of 11% in 2000. The projected improvement in operating metrics are partially offset by the cost of additional management infrastructure as well as the higher-than-average growth of Paradigm, which has lower-than-average operating margins.

Mosaic Group (in thousands of dollars, except percentages and per share amounts)

	2000	1999	Change ($)	Change (%)
EBITDA	$ 67,297	$ 37,121	$ 30,176	81%
Depreciation and other amortization	9,422	5,241	4,181	80%
Interest, net	8,994	6,445	2,549	40%
Minority interest	(393)	--	(393)	
Earnings from continuing operations before income taxes and goodwill charges	49,274	25,435	23,839	94%
Income taxes	11,627	5,353	6,274	117%
Effective tax rate	23.6%	21.0%	2.6%	
Earnings from continuing operations before goodwill charges (cash earnings)	37,647	20,082	17,565	87%
Goodwill charges net of income taxes	6,738	4,569	2,169	47%
Earnings from continuing operations	30,909	15,513	15,396	99%
Fully diluted cash earnings per share from continuing operations	0.51	0.29	0.22	76%
Fully diluted earnings per share from continuing operations	0.42	0.23	0.19	83%
Weighted average number of fully diluted shares outstanding	75,131	70,294	4,837	7%

DEPRECIATION AND OTHER AMORTIZATION

2000 RESULTS:

Depreciation and other amortization expenses were $9.4 million in 2000, compared to $5.2 million in 1999. This increase is due to the amortization of program set-up costs related to the FMCG Home Service contract with Prudential as well as other contracts in the US, plus the depreciation of capital assets added during the year.

OUTLOOK FOR 2001:

Depreciation and other amortization expenses are expected to be between $15 million and $17 million in 2001. The increase in these expenses is primarily due to the full-year impact of depreciation expenses at Mosaic InfoForce and Paradigm.

INTEREST COSTS

2000 RESULTS:

Interest expense increased from $6.4 million in 1999 to $9 million in 2000. This increase was a result of the debt assumed to finance acquisitions during the year, higher interest rates, and standby fees and loan underwriting fees arising from Mosaic's expanded credit facility. The credit facility carries interest at bankers' acceptance rates or LIBOR plus 1.4% to 2.3% depending on Mosaic's funded debt to EBITDA ratio. As at December 31, 2000, Mosaic was eligible for the lowest rate under the facility. Mosaic has floating-for-fixed interest rate swaps which have the effect of fixing the interest rate on US$25 million of debt at 7.25%, given the spread on the debt facility at December 31, 2000. Subsequent to year-end, the Company entered into floating-for-fixed interest rate swaps for $50 million of Canadian dollar debt, fixing the interest rate on this amount at 6.59% when the swap was contracted.

OUTLOOK FOR 2001:

Full-year interest expense in 2001 is expected to be in the range of $20 million to $22 million, which reflects the impact of higher debt levels resulting from the Paradigm acquisition, partially offset by the impact of lower interest rates.

INCOME TAXES

2000 RESULTS:

Income taxes as a percentage of earnings before taxes and goodwill charges in 2000 were 23.6% compared to 21% in the prior year. The increase in the effective tax rate was mainly due to the change in the mix of earnings, with a higher proportion of income from US and Canada, which have significantly higher tax rates than the UK and Ireland. In addition, Mosaic has a number of tax planning strategies with a fixed tax shielding aspect, resulting in relatively higher effective taxes during periods of earnings growth.

OUTLOOK FOR 2001:

The effective tax rate in 2001 is expected to be in the range of 22% to 24%, which is in line with the actual tax rate in fiscal 2000.

CASH EARNINGS FROM CONTINUING OPERATIONS, FULLY DILUTED CASH EARNINGS PER SHARE FROM CONTINUING OPERATIONS, GOODWILL CHARGES AND EARNINGS FROM CONTINUING OPERATIONS

2000 RESULTS:

Mosaic considers cash earnings to be the most relevant measure of its operating performance. This enables a like-to-like comparison of Mosaic's earnings with its US peers, who generally use pooling of interests accounting for business combinations, thereby avoiding goodwill charges. Cash earnings in fiscal 2000 were $37.6 million, up 87% from $20.1 million in the prior year. As a percentage of revenues, cash earnings increased from 5.3% in 1999 to 7.6% in fiscal 2000 reflecting the impact of operating leverage in Mosaic's business as revenues grow.

Fully diluted cash earnings per share from continuing operations (Cash EPS) were $0.51 in 2000, a 76% increase from $0.29 in 1999. This was a result of the strong internal growth in Mosaic's businesses, the impact of financing and operating leverage on earnings, and acquisitions, which have increased earnings per share.



Goodwill charges from continuing operations, net of income taxes, were $6.7 million in 2000 compared to $4.6 million in the prior year. Goodwill charges on acquisitions completed in 1999 and 2000 contributed to this increase.

Earnings from continuing operations almost doubled to $30.9 million in fiscal 2000 from $15.5 million in 1999. **Fully diluted earnings per share from continuing operations** were $0.42 in 2000, an increase of 83% from $0.23 in 1999.





OUTLOOK FOR 2001:

Mosaic estimates that fully diluted cash earnings per share from continuing operations for fiscal 2001 will be $0.62. Before considering the impact of any proposed changes in accounting standards, the goodwill charges are expected to be in the range of $9 to $10 million, reflecting the full-year impact of goodwill charges resulting from acquisitions in 2000. The Company's estimate for fully diluted earnings per share from continuing operations for fiscal 2001 is $0.50.

Effective January 1, 2001, the Company will change its calculation method for diluted earnings per share from the 'imputed interest' method to the 'treasury stock' method as required by The Canadian Institute of Chartered Accountants' revised section 3500. This change impacts Mosaic in the way the dilutive effect of outstanding options issued by the Company will be reflected in diluted EPS. As per the new standard, options will be assumed to have been exercised at the beginning of the year or at the date of issuance, if later, and the proceeds from exercise will be assumed to have been used to purchase common shares at the average market price during the period. The incremental shares (the difference between the number of shares assumed to have been issued and the number of shares assumed to have been purchased) will be included in the denominator of the diluted EPS computation. This change largely harmonizes the calculation of fully diluted EPS with US accounting standards. The prior year comparative numbers will be restated based on the new accounting standard. In recalculating the 2000 fully diluted EPS using the treasury stock method, it results in no change to the previously reported amounts.

The forecast for 2001 does not take into account proposed changes to the accounting rules related to business combinations. The US Financial Accounting Standards Board and The Canadian Institute of Chartered Accountants are currently undertaking a joint project to harmonize these accounting rules.

Essentially, the proposed regulations would eliminate pooling of interests accounting, require the use of purchase accounting for acquisitions and eliminate, when the standard is implemented, the amortization of goodwill and replace it with periodic amortization tests. The current expectation is that the standard will be effective for the third quarter of 2001. The impact of the rules is twofold. First, by eliminating pooling of interests accounting, a significant difference in accounting standards between Canada and the US will be removed. As a result, Mosaic's accounting for business combinations will be more comparable to the results of our US peers.

The second impact will be to increase Mosaic's quarterly earnings per share by around $0.03, or $0.12 per share on an annual basis. Upon implementation of the standard, Mosaic will no longer report cash EPS, as the reported EPS will essentially be the same as the previously reported cash EPS number.

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS

Loss from discontinued operations before goodwill charges, net of income taxes was $3.1 million in 2000, compared to earnings of $2.7 million in 1999. Goodwill charges relating to discontinued operations were $25.2 million in 2000, compared to $0.5 million in 1999. Goodwill charges for 2000 include an amount of $24.5 million for the write-down of the net book value of goodwill relating to the Continental European business. See note 13 to the financial statements for further discussions related to discontinued operations.

CASH FLOW

2000 RESULTS:

The cash balance at December 31, 2000, was $15.4 million, an increase of $5.4 million over the cash balance of $10.0 million at December 31, 1999.

The overall cash generated from operations, including changes in working capital during fiscal 2000, was $60.8 million, a significant improvement from $10.7 million in 1999. This includes cash generated from continuing operations of $50.5 million and a decrease in working capital of $13.3 million compared to December 31, 1999, offset partly by cash outflows of $3 million from discontinued operations. The steps taken by the Company to better manage and reduce working capital in spite of rapid growth resulted in significantly improved operating cash flow performance in 2000.



Cash flows from financing activities were $155.2 million in fiscal 2000. The Company raised $6.3 million from the issuance of common shares, net of repurchases. This included $4 million from shares issued under the employee share purchase plans and $3.3 million from shares issued upon the exercise of options, partially offset by $1 million used to acquire shares under the Normal Course Issuer Bid of the Company through the facilities of the Toronto Stock Exchange.

The Company also obtained $146 million from net issuances of debt, primarily under its syndicated revolving debt facility. The investment by the minority shareholder (IRI) in Mosaic InfoForce resulted in a cash inflow of $2.9 million.

Cash used by investing activities amounted to $210 million. Investments in Paradigm and M:\DRIVE, combined with other acquisitions during 2000, and payments related to acquisitions in prior years amounted to $169.5 million. Cash used in 2000 to acquire property and equipment for continuing operations was $26.5 million, and $9.5 million was invested in other long-term assets. Significant capital expenditures during the year included an investment in a new office building for the FMCG group in the UK, which will house that business unit in one location, $4.9 million for equipment and software purchased for the new Mosaic InfoForce operation, and $3.7 million incurred towards deferred financing costs related to the increased debt facility negotiated during the year.

OUTLOOK FOR 2001:

In 2001, the primary use of operating cash flow will be reduction of debt and investments in continuing operations. Capital expenditures in 2001 are anticipated to be approximately $12 million, which excludes an investment of $9.6 million at the Mosaic InfoForce level to replace handheld computer equipment. This equipment will be entirely financed by IRI, and will not impact the Company's cash flow in 2001.

BALANCE SHEET

Total assets as at end of 2000 were $648 million, an increase of 86% from $349 million at the end of 1999. The largest components of this increase were the goodwill and other assets from acquisitions completed during 2000. Included at December 31, 2000, are assets of $325 million from these acquisitions. These increases were partially offset by the goodwill write-down of $24.5 million relating to the discontinued operations in Continental Europe.

The largest component of Mosaic's assets as at December 31, 2000, was goodwill, with a recorded value of $431 million. Acquisitions are accounted for using the purchase method. Goodwill represents the excess of purchase price over the fair values of net identifiable assets acquired.

Management reviews the carrying value of goodwill on a regular basis to determine if any impairment has occurred. This determination for each component of goodwill is made by comparing the carrying value of the goodwill to the undiscounted amounts of expected future cash flows. In addition, management monitors the traded market value of comparable marketing services companies. Management is of the view that the carrying value of recorded goodwill related to continuing operations has not been impaired, and in aggregate is recorded at significantly less than its fair market value.

Property and equipment as at December 31, 2000, had a net book value of $45.8 million, up from $23 million at December 31, 1999. The increase was mainly due to capital expenditure during the year at the FMCG unit for construction of new facilities, computer equipment and software investments at the Mosaic InfoForce unit, and assets from acquisitions during the year.

Working capital was one of the focus areas for management during 2000. As a result of various initiatives taken, the net non-cash working capital of continuing operations, excluding amounts taken over from acquisitions, was reduced by $13.3 million compared to the balance at the beginning of the year. Non-cash current assets as well as current liabilities as the end of 2000 were significantly higher than previous year-end balances due to acquisitions during 2000.

Long-term debt as at the end of 2000 was $227.3 million compared to $77.6 million at the end of 1999. This debt was almost entirely drawn under Mosaic's syndicated revolving debt facility, which is fully committed without amortization or reduction until October 2003. On each anniversary date, the commitment is renewable for an additional three years. During the third quarter of 2000, Mosaic increased this facility to $400 million, an increase of $250 million from the previous level of $150 million. The facility has been jointly underwritten by Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. Syndicate members include Bank One Canada, Bank of Montreal, The Toronto-Dominion Bank, Royal Bank of Canada and HSBC Bank Canada. For additional details, please see note 5 to the consolidated financial statements.

As at December 31, 2000, Mosaic had unused capacity under its syndicated lending facility of approximately $158 million, up from $73 million at the same time last year. This is adequate to meet acquisition related and capital expenditure requirements, as well as the working capital needs of the business. As at the end of 2000, Mosaic was on-side with the financial covenants under its credit agreement.

Shareholders' equity increased by $33 million, from $173 million at December 31, 1999, to $206 million at December 31, 2000. The increase resulted from:

- The issuance of $38.7 million in shares, including $32.3 million to partly finance the acquisitions of Paradigm and M:\DRIVE and the final contingent consideration payments for acquisitions completed in prior years, $4 million under Mosaic's Employee Share Purchase and Option plan and $3.3 million upon exercise of employee share options, partially offset by repurchase of $0.3 million in shares under the Normal Course Issuer Bid of the Company and $0.6 million of share issue costs;
- Net earnings during the year of $2.6 million, offset partly by a reduction of $0.7 million in retained earnings due to repurchase of shares in excess of average issue price;
- Partially offset by a $7.3 million change in the foreign currency translation adjustment related to Mosaic's net investment in self-sustaining foreign operations, as the Canadian dollar appreciated significantly against the British pound, a currency with which the Company has made significant investments.

The Company to date has not paid any **dividends** on its common shares, and does not intend to do so in 2001.

OUTSTANDING SHARES

At year-end, the Company had approximately 75 million common shares outstanding, and 80 million shares on a fully diluted basis. The difference between the basic and fully diluted common shares relates to employee and director stock options.

In July 2000, the Toronto Stock Exchange (TSE) accepted Mosaic's notice of intention to renew its Normal Course Issuer Bid through the facilities of the TSE. Under the terms of the renewal, the Company can make market repurchases of up to 2 million common shares during the period from July 13, 2000, to July 12, 2001. As at December 31, 2000, the Company had repurchased 198,000 of its common shares under the Normal Course Issuer Bid.

At December 31, 2000, stock options had an average exercise price of $6.46, with exercise prices ranging from $1.90 to $21.19. Stock options are issued to employees under the Company's 1998 Employee Share Purchase and Option Plan, and to employees and directors under the Company's Incentive Compensation Plan. The exercise price of these options is set at no less than fair market value of the common shares at the time of grant.

FINANCIAL RISK AND UNCERTAINTIES

Mosaic's management monitors, understands, and manages the risks associated with business transactions and the business environment within which the Company operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The Company is subject to these risks and uncertainties and actively manages them as follows:

Client and credit risk: Mosaic manages its credit risk with respect to trade accounts receivable by dealing primarily with large creditworthy customers and by collecting, whenever possible, in advance of rendering services. Management believes that the Company is not subject to a significant concentration of credit risk as only one customer represented 10% of revenues in fiscal 2000. Mosaic is also subject to revenue uncertainties in respect of clients, including loss of clients, cancellation or delay of committed client projects, and the undertaking of unprofitable client work. These risks are reduced through the use of client contracts and project budgeting systems.

Workforce: The Company is subject to labour laws across a number of legal jurisdictions. Changes in labour laws can impact the cost and productivity of the workforce. Additionally, current economic conditions provide for low unemployment rates in certain markets, resulting in increased competition for labour. The Company manages these risks by monitoring labour laws and adapting its policies to comply with regulations. In addition, the Company uses innovative tools (e.g. web and university-based recruiting) to attract new employees.

Electronic security risks: Mosaic uses a number of Information Technology ("IT") tools in the course of delivering its services. The Company also has direct access to IT systems of certain of its clients in order to activate customers. This exposes Mosaic to risks related to unauthorized access to its computer systems, mishandling or destruction of data. The Company manages these risks through the use of appropriate electronic privacy and security tools. The Company also carries out regular testing of its security systems to ensure their functionality.

Interest rate risk: The Company's debt under its lending facility bears interest subject to floating rates and accordingly the Company is affected by exposure to movement in short-term rates. To moderate its exposure to interest rate fluctuations, the Company has entered into floating-for-fixed interest rate swap arrangements with large financial institutions. The effect of these instruments at the end of 2000 was to fix the rate on US$25 million of debt at approximately 7.25%, based on the 1.4% margin charged on the syndicated lending facility at December 31, 2000.

Foreign currency risk: Significant parts of the Company's operations are concentrated in self-sustaining operations in the United Kingdom and the United States. The Company's operations in the United States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars, with US$113 million held in debt instruments denominated in that currency at December 31, 2000.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. At December 31, 2000, the nominal value of the UK pound forward contracts amounted to £13.3 million and the nominal value of the US dollar forward contracts amounted to US$20.6 million. No other currencies are material to Mosaic's operations.

Commercial risks: Business operations are subject to normal commercial risks. Mosaic has a consolidated umbrella liability insurance policy, and management believes it has adequate and appropriate insurance in respect of insurable commercial risks.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's report or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Responsibility for Financial Reporting

The information in this annual report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with the accounting policies set out in note 1 to the consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Management believes that reasonable care and judgement is applied in making such estimates and assumptions. Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. Management reviews these accounting controls on an ongoing basis and reports its findings and recommendations to the Audit Committee of the Board of Directors. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members who are outside directors. This committee reviews the consolidated financial statements with management and the independent auditors, Ernst & Young LLP, prior to submission to the Board for approval. It also reviews the recommendations of Ernst & Young LLP for improvements to internal controls as well as the actions of management to implement such recommendations.

G. Michael Preston
Chairman & Chief Executive Officer

Ben Kaak
Executive Vice President and
Chief Financial Officer

February 21, 2001

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Mosaic Group Inc. as at December 31, 2000 and 1999, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Ernst & Young LLP

Toronto, Canada
February 21, 2001

Consolidated Statements of Operations

(In thousands of dollars, except per share amounts)
Years ended December 31, 2000 and 1999

	2000	1999 *(note 13)*
Revenues	$ 493,662	$ 378,006
Direct costs	318,760	252,393
Gross profit	174,902	125,613
Selling, general and administrative	107,605	88,492
Earnings from continuing operations before depreciation and amortization, interest, minority interest and income taxes (EBITDA)	67,297	37,121
Depreciation and other amortization	9,422	5,241
Interest, net	8,994	6,445
Minority interest	(393)	–
Earnings from continuing operations before income taxes and goodwill charges	49,274	25,435
Income taxes *(note 8)*:		
Current	10,651	1,278
Future	976	4,075
	11,627	5,353
Earnings from continuing operations before goodwill charges	37,647	20,082
Goodwill charges, net of income taxes of $1,088 (1999 – $918)	6,738	4,569
Earnings from continuing operations	30,909	15,513
Earnings (loss) from discontinued operations before goodwill charges, net of income taxes of $2,154 (1999 – ($1,033)) *(note 13)*	(3,078)	2,686
Goodwill charges relating to discontinued operations *(note 13)*	(25,218)	(483)
Net earnings	$ 2,613	$ 17,716
Earnings per share *(note 9(a))*:		
Basic	$ 0.04	$ 0.27
Fully diluted	$ 0.04	$ 0.26
Earnings per share from continuing operations *(note 9(a))*:		
Basic	$ 0.43	$ 0.23
Fully diluted	$ 0.42	$ 0.23
Earnings per share from continuing operations before goodwill charges *(note 9(a))*:		
Basic	$ 0.52	$ 0.30
Fully diluted	$ 0.51	$ 0.29
Weighted average number of shares outstanding (in thousands) *(note 9(a))*:		
Basic	72,060	66,468
Fully diluted	75,131	70,294

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars, except per share amounts)
Years ended December 31, 2000 and 1999

	2000	1999 *(note 13)*
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 30,909	$ 15,513
Items not involving cash:		
Depreciation and other amortization	9,422	5,241
Non-cash interest and finance costs	910	639
Future income taxes	1,807	3,395
Goodwill charges	7,826	5,487
Other	(393)	(67)
Cash flow from continuing operations	50,481	30,208
Net change in non-cash operating working capital from continuing operations	13,318	(17,106)
Cash flow from discontinued operations	(2,069)	3,055
Net change in non-cash operating working capital from discontinued operations	(944)	(5,485)
	60,786	10,672
Financing:		
Issue of common shares, net of costs and share repurchases	6,301	41,814
Minority investment in subsidiary	2,909	–
Proceeds on issue of long-term debt	181,800	55,184
Repayment of long-term debt	(34,587)	(39,858)
Increase (decrease) in bank indebtedness	(1,219)	2,774
	155,204	59,914
Investments:		
Acquisitions of businesses, net of cash acquired, continuing operations	(169,544)	(24,706)
Additions to property and equipment, continuing operations	(26,530)	(17,356)
Additions to other assets, continuing operations	(9,529)	(12,775)
Acquisitions of businesses, discontinued operations	(2,587)	(8,518)
Additions to property and equipment and other assets, discontinued operations	(1,834)	(1,426)
	(210,024)	(64,781)
Impact of foreign exchange effect on cash	(589)	(504)
Increase in cash	5,377	5,301
Cash, beginning of year	10,036	4,735
Cash, end of year	$ 15,413	$ 10,036
Cash flow per share from continuing operations *(note 9(b))*:		
Basic	$ 0.70	$ 0.45
Fully diluted	$ 0.68	$ 0.43
Supplementary cash flow disclosures *(note 9(b))*		

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands of dollars)
December 31, 2000 and 1999

	2000	1999
Assets		
Current assets:		
Cash	$ 15,413	$ 10,036
Accounts receivable	77,387	53,068
Work in progress and unbilled revenue	23,430	19,942
Inventory and other current assets	16,299	5,806
Income taxes receivable	–	1,933
Net assets of discontinued operations *(note 13)*	5,781	25,430
	138,310	116,215
Property and equipment *(note 3)*	45,763	22,971
Goodwill, net of accumulated amortization of $18,298 (1999 – $11,417)	430,824	185,303
Future income taxes *(note 8)*	7,020	9,843
Other assets *(note 4)*	26,168	14,790
	$ 648,085	$ 349,122
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness *(note 5(a))*	$ 3,145	$ 4,364
Accounts payable and accrued liabilities	129,130	53,589
Deferred revenue	23,576	17,563
Accrued acquisition liabilities	38,424	8,805
Income taxes payable	2,424	–
Current portion of long-term debt *(note 5(b))*	272	380
	196,971	84,701
Long-term debt *(note 5(b))*	227,337	77,564
Future income taxes *(note 8)*	14,287	13,949
Minority interest	3,321	50
Shareholders' equity:		
Share capital *(note 6)*	187,442	148,770
Foreign currency translation adjustment	(13,630)	(6,367)
Retained earnings	32,357	30,455
	206,169	172,858
Commitments *(notes 2 and 10)*		
Contingencies *(note 2)*		
	$ 648,085	$ 349,122

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

Consolidated Statements of Retained Earnings

(In thousands of dollars)
Years ended December 31, 2000 and 1999

	2000	1999
Retained earnings, beginning of year	$ 30,455	$ 13,046
Net earnings	2,613	17,716
Repurchase of shares in excess of average issue price	(711)	(307)
Retained earnings, end of year	$ 32,357	$ 30,455

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

Mosaic Group Inc. ("Mosaic" or the "Company") is incorporated under the laws of Ontario. Mosaic, with operations in Canada, the United States and Europe, provides outsourced marketing services on an integrated basis to leading corporations serving international markets. Fortune 500 companies turn to Mosaic to develop innovative solutions to increase product sales and build brand awareness through performance marketing, electronic marketing, e-commerce, new media services, contract sales, merchandising, field marketing, direct marketing, database development and management, product promotion, corporate communications and sales force training.

1. Significant accounting policies:

These consolidated financial statements are the representation of management and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant accounting policies followed by the Company are summarized below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(b) Revenue recognition and multi-year contract accounting:

Revenue is recognized as services are provided. Work in progress is recorded at the lower of cost and net realizable value. Revenue billed in advance is recorded as deferred revenue. Revenue which has been earned but not billed is recorded as unbilled revenue.

Revenue from fixed price, long-term service contracts is recognized over the contract term based on the percentage of services provided to date compared to the total estimated services provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Contract development costs incurred prior to the commencement of new contracts are deferred and amortized over the term of the contract.

Revenue from customer acquisition services is generally recognized at the time the customer is provisioned into the client's billing or data systems and all services related to the delivery of the customer are complete. Allowances are provided for estimated customer attrition or churn, where such attrition is charged back to the Company.

(c) Investments:

Investments over which the Company does not exert significant influence are accounted for using the cost method. If there is other than a temporary decline in value, investments are written down to provide for the loss.

(d) Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the following periods:

Building	40 years
Computer hardware	3 - 5 years
Computer software	1 - 7 years
Office furniture and equipment	3 - 10 years
Motor vehicles	4 years
Leasehold improvements	Over the initial lease term, plus one renewal period

(e) Goodwill:

Goodwill, which represents the excess of the purchase price over the fair values of net identifiable assets acquired, is amortized on a straight-line basis over its estimated life, ranging from 10 to 40 years. Goodwill charges are presented net of the related income tax benefit of deductible goodwill. Periodically, management reviews the carrying value of goodwill to determine if an impairment has occurred. The Company measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

(f) Deferred financing costs:

Deferred financing costs represent the unamortized costs related to the establishment of the revolving term credit facility. Amortization is provided on a straight-line basis over the initial term of the revolving facility plus one renewal period, and is included in interest expense for the year.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g) Pre-operating expenses:

The Company capitalizes expenditures net of incremental revenues incurred to develop significant new lines of business. Capitalization occurs where the expenditure is incremental in nature and directly related to placing the new business into service, and where, in the view of management, it is probable that the expenditure is recoverable from the future operations of the new business. Capitalization ceases when the business is ready to commence commercial operations. Capitalized pre-operating expenses are amortized on a straight-line basis over the expected period of benefit, to a maximum of three years.

(h) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the exchange rate in effect at the date of the transaction, except where hedged. Resulting exchange gains or losses are included in income. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt, except for unrealized gains or losses on long-term debt which is designated as a hedge of the self-sustaining operations, which are deferred and included as a separate component of shareholders' equity.

The Company's foreign subsidiaries are classified as self-sustaining foreign operations and, therefore, the Company uses the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

(i) Financial instruments:

The Company enters into interest rate swap arrangements to manage its exposure to interest rate fluctuations. The Company accounts for these interest rate swaps as hedges and, as a result, the carrying values of such swaps are not adjusted to reflect their current market values. The differential paid or received on interest rate swap agreements is recognized as part of interest expense.

The Company enters into short-term foreign currency forward contracts to manage its exposure to foreign currency fluctuations, wherein the Company sells specified foreign currencies for Canadian dollars for settlement on specified future dates which coincide with the receipt of contracted foreign currency revenue streams. The Company accounts for these foreign currency forward contracts as hedges and, as a result, the carrying values of such contracts are not adjusted to reflect their current market values. The underlying exchange rate in the forward contract is used to translate the revenue stream from the hedged instrument.

(j) Income taxes:

Effective January 1, 2000, the Company has retroactively adopted new accounting standards issued by The Canadian Institute of Chartered Accountants in respect of income taxes. The Company now accounts for income taxes using the liability method.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(j) Income taxes (continued):

Income tax expense is based on reported earnings before income taxes, adjusted for permanent differences. Future income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting and the related amounts recognized for income tax purposes, giving rise to future income tax assets and liabilities. Future income tax assets and liabilities are measured using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of changes in tax rates on future income tax assets and liabilities are recognized in income in the period that those changes are enacted or substantively enacted.

In order to record a future income tax asset, the realization of that asset must be more likely than not. Where this requirement is not met, a valuation allowance is recorded to offset the future income tax asset.

The effect of the adoption of the new accounting standards related to income taxes on current and prior periods was not material.

(k) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 7. No compensation expense is recognized for these plans when options are issued to employees or directors. Any consideration paid by employees or directors on exercise of options is credited to share capital, net of related costs.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS:

In 2000 and 1999, the Company completed a number of acquisitions which are summarized below.

Transactions completed in 2000:

	Paradigm	M:\DRIVE	Other	Total
	(a)	(b)		
Date acquired	November 2000	April 2000		
Domicile	USA	UK		
Percentage acquired	100%	100%		
Cash, including transaction costs, net of cash acquired	$ 147,851	$ 20,621	$ 20,811	$ 189,283
Common shares of the Company	25,799	3,008	95	28,902
Additional future consideration to be satisfied with shares of the Company	–	5,700	186	5,886
	173,650	29,329	21,092	224,071
Costs of integration	4,114	500	450	5,064
Total consideration, after integration costs	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Assigned value of assets and liabilities acquired:				
Property and equipment	$ 2,470	$ 911	$ 487	$ 3,868
Other assets	2,543	–	–	2,543
Goodwill	212,235	28,514	21,524	262,273
Long-term debt	–	–	(154)	(154)
Non-cash working capital	(39,484)	404	441	(38,639)
Minority investment	–	–	(756)	(756)
	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Goodwill amortization period, straight-line basis	40 years	30 years	10 - 30 years	
Number of common shares issued	2,344,728	196,960	25,013	2,566,701

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

With the exception of the 20% purchase of Intelecom Systems Inc. in 1999, which is being accounted for using the cost method, acquisitions have been accounted for using the purchase method.

Shares to be issued in the future to satisfy additional consideration are issued at the then current trading price. Integration costs only include costs directly related to the acquisition, which are incremental to the Company and were identified at the time of the acquisition. Generally, integration costs include costs for workforce reductions, premises closures and the implementation at the acquired company of Mosaic systems and processes.

(a) Paradigm Direct LLC:

On November 16, 2000, the Company acquired 100% of Paradigm Direct LLC ("Paradigm"), a New Jersey-based company that uses a technology-based direct marketing platform to acquire customers for some of America's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services.

Additional consideration of up to a maximum of US$198 million ($297 million) will be payable based on Paradigm's 2001 financial results, with total consideration equaling between 7.5 and 8.5 times 2001 EBITDA. The contingent payments will be made in April 2002, in either cash or shares at Mosaic's option.

(b) M:\DRIVE:

On April 19, 2000, the Company acquired 100% of M:\DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. M:\DRIVE offers a fully integrated array of marketing and sales services, including field marketing and merchandising, training, data management, direct marketing, sales promotion and telemarketing.

Additional contingent consideration of up to GBP 1.7 million ($3.8 million) will be payable based on the financial results of M:\DRIVE for calendar year 2001. The contingent consideration will be payable in cash/loan notes and shares in the ratio of 65% cash/loan notes and 35% common shares of the Company.

(c) During the year, a further $2.5 million in additional cash consideration and 219,034 common shares valued at $3.4 million were paid to the vendors in respect of prior years' acquisitions.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

Transactions completed in 1999:

	STH	Booster	Intelecom	Other	Total
	(a)	(b)	(c)		
Date acquired	April 1999	November 1999	November 1999		
Domicile	UK	France	USA		
Percentage acquired	100%	100%	20%		
Cash, including transaction costs, net of cash acquired	$ 18,256	$ 3,743	$ 9,148	$ 5,442	$ 36,589
Common shares of the Company	3,913	1,376	–	–	5,289
Additional future consideration to be satisfied with shares of the Company	–	935	–	598	1,533
	22,169	6,054	9,148	6,040	43,411
Costs of integration	599	550	–	550	1,699
Total consideration, after integration costs	$ 22,768	$ 6,604	$ 9,148	$ 6,590	$ 45,110
Assigned value of assets and liabilities acquired:					
Property and equipment	$ 486	$ 145	$ –	$ 202	$ 833
Goodwill	22,730	6,385	–	6,715	35,830
Long-term debt	–	–	–	(286)	(286)
Non-cash working capital	(448)	74	–	(41)	(415)
Cost of investment	–	–	9,148	–	9,148
	$ 22,768	$ 6,604	$ 9,148	$ 6,590	$ 45,110
Goodwill amortization period, straight-line basis	30 years	30 years	–	30 years	
Number of common shares issued	957,167	177,284	–	–	1,134,451

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

2. BUSINESS COMBINATIONS AND INVESTMENTS (CONTINUED):

(d) stretch the horizon:

On April 6, 1999, the Company acquired 100% of stretch the horizon ("STH"). STH is a United Kingdom-based marketing services agency focused on providing high-impact direct marketing and sales promotion solutions.

(e) Boostergroup:

On November 2, 1999, the Company acquired 100% of Boostergroup ("Booster"). Booster is a France-based provider of in-store sales, training and product demonstrations serving clients in the information and convergent technology sector.

In June 2000, a further $2,112,000 in additional cash consideration and 32,749 common shares valued at $382,000 were paid to the vendors of Booster.

(f) Intelecom Systems Inc.:

On November 3, 1999, the Company acquired 20% of Intelecom Systems Inc. ("Intelecom"). Intelecom is an information technology services company that provides sophisticated comparison billing technology to clients in the telecom and utilities industries.

3. PROPERTY AND EQUIPMENT:

2000	Cost	Accumulated depreciation	Net
Land and building	$ 9,361	$ 52	$ 9,309
Leasehold improvements	7,462	1,561	5,901
Computer hardware and software	36,967	14,240	22,727
Office furniture and equipment	13,045	6,246	6,799
Motor vehicles	1,892	865	1,027
	$ 68,727	$ 22,964	$ 45,763

1999	Cost	Accumulated depreciation	Net
Land and building	$ 5,139	$ –	$ 5,139
Leasehold improvements	4,689	1,418	3,271
Computer hardware and software	15,942	6,951	8,991
Office furniture and equipment	10,269	5,099	5,170
Motor vehicles	1,216	816	400
	$ 37,255	$ 14,284	$ 22,971

Depreciation expense for continuing operations for the year amounted to $6,152,000 (1999 – $4,008,000).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

4. OTHER ASSETS:

	2000	1999
Investment in Intelcom at cost *(note 2)*	$ 9,148	$ 9,148
Contract development costs	7,449	2,460
Deferred financing costs, net of accumulated amortization of $1,554,000 (1999 – $644,000)	5,200	2,366
Other	4,371	816
	$ 26,168	$ 14,790

5. BANK INDEBTEDNESS AND LONG-TERM DEBT:

(a) Bank indebtedness:

The Company has a £1,250,000 (1999 – £1,500,000) sterling demand facility, bearing interest at the LIBOR ("London Inter-Bank Offering Rate") plus 1.5%, secured by accounts receivable. The amount drawn under this facility was nil at December 31, 2000 (1999 – £826,000). At year-end, the effective interest rate under this facility was 7.5%.

Bank indebtedness at year-end relates to amounts drawn under facilities in Continental Europe.

(b) Long-term debt:

	2000	1999
Revolving committed term debt	$ 225,497	$ 77,400
Other	2,112	544
	227,609	77,944
Current portion	(272)	(380)
	$ 227,337	$ 77,564

Interest expense on long-term debt for the year ended December 31, 2000, was $8,594,000 (1999 – $6,466,000).

Revolving committed term debt:

The Company's credit agreement was amended and restated on October 4, 2000. The amended agreement provides a $400 million committed revolving term facility, which can be drawn in Canadian or US dollars. The term of the facility is three years, which can be extended for a further year on each anniversary of the facility, currently due October 2003. Terms of the expanded and amended facility are not materially different from previous terms, with the exception of interest rates and standby charges. Interest rates on the facility are variable, based on the level of the funded debt to EBITDA ratio. Canadian dollar loans bear interest at bankers' acceptance rate plus 1.4% to 2.3% or bank prime rates plus 0.65% to 1.5%, with US dollar loans bearing interest at US base rate plus 0.65% to 1.5% or the LIBOR plus 1.4% to 2.3%. At year-end, the weighted average effective interest rate under the facility was 7.69% (1999 – 6.99%).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

5. BANK INDEBTEDNESS AND LONG-TERM DEBT (CONTINUED):

At December 31, 2000, borrowings under the term facility included US$113 million (1999 – US$30 million) in US dollar denominated debt, all of which was determined to be a hedge of the Company's investment in its US operations. A five-year interest rate swap for notional principal of US$25 million was purchased during 1998 to fix the rate of interest on a portion of debt with the year-end rate at 7.25% (1999 – 7.1%).

Under the terms of the term debt facility, the Company is required to maintain certain financial ratios and is restricted from paying dividends. In addition, future acquisitions are subject to lender review and must comply with certain predetermined criteria.

The term debt is secured by the pledge of a debenture secured by fixed and floating charges on substantially all of the assets of the Company and the Company's wholly-owned subsidiary companies.

6. SHARE CAPITAL:

(a) Authorized:

The authorized share capital of Mosaic consists of the following:

(i) Unlimited number of preference shares. Subject to the Company's articles, the Board of Directors is authorized to fix before issuance the description, rights, privileges, restrictions and conditions attaching to the preference shares of each series; and

(ii) Unlimited number of common shares, without par value.

(b) Issued and outstanding at December 31:

	Number of shares	Amount
Common shares outstanding, December 31, 1998	60,828,272	$ 98,415
Issued on public share offering	6,100,000	39,053
Issued on acquisitions *(note 2)*	1,134,451	5,289
Issued on exercise of options *(note 7)*	1,234,613	2,074
Issued on conversion of debentures	1,290,900	1,810
Other, net of share repurchases under a normal course issuer bid	331,324	2,129
Common shares outstanding, December 31, 1999	70,919,560	$ 148,770
Issued on acquisitions *(note 2)*	2,785,735	32,323
Issued on exercise of options *(note 7)*	1,037,763	2,720
Other, net of share repurchases under a normal course issuer bid	267,134	3,629
Common shares outstanding, December 31, 2000	75,010,192	$ 187,442

On July 29, 1999, the Company sold through a public share offering 6.1 million common shares for gross proceeds of $6.60 per share or $40,260,000, resulting in net proceeds of $39,053,000 after issue costs and related income tax benefits.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

7. STOCK-BASED COMPENSATION PLANS:

(a) The Company has two fixed stock-based compensation plans.

(i) Under the Incentive Compensation Plan ("ICP") introduced in 1998, the Company is permitted to issue to employees, officers and directors up to 4,539,000 options to acquire shares in the Company. Generally, under the plan, options are granted with a strike price equal to no less than the fair market value of the common shares at the time of grant. Options vest annually over a four-year period and are exercisable over a five-year period from the date of grant.

During 2000, the Company granted options to purchase 150,000 common shares under the ICP (1999 – 2,129,000) at an exercise price of $14.75 per share (1999 – $3.90 to $10.30).

The Company has granted a total of 4,089,000 options to purchase common shares under the ICP, at prices ranging from $2.75 to $14.75. During 2000, 467,700 options to purchase common shares were exercised at an average price of $4.23.

(ii) Under the 1998 Employee Share Ownership Program ("ESOP"), the Company is permitted to issue to employees, officers and directors up to 1,087,500 options to acquire common shares. The ESOP provides that for each common share of the Company purchased by an employee at fair market value, he or she is entitled to receive one option to purchase an additional common share at the same price. Options granted under the program vest annually over four years and are exercisable for five years from the date of grant.

During 2000, the Company granted options to purchase 278,614 common shares under the ESOP (1999 – 379,398) with exercise prices ranging from $11.05 to $21.19 per share (1999 – $3.00 to $10.24). The Company has granted a total of 842,447 options to purchase common shares under the ESOP at prices ranging from $2.25 to $21.19. During 2000, 56,230 options to purchase common shares were exercised at an average price of $5.71.

(b) The Company has reserved 1,111,273 common shares for employees' and directors' options exercisable at prices ranging from $1.90 to $3.25 over periods up to 2003. The reserved amount represents options to purchase common shares that were issued to employees and directors prior to the introduction of the ICP. During 2000, 513,727 options to purchase common shares were exercised at an average price of $2.23.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

7. STOCK-BASED COMPENSATION PLANS (CONTINUED):

(c) During 2000, the following options were granted, exercised, cancelled and outstanding:

Expiry Year	Exercise Price Range	December 31, 1999 Outstanding Options	2000 Transactions Granted	2000 Transactions Exercised or Cancelled	December 31, 2000 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2001	$ 1.15-1.70	100,000	–	100,000	–	$ –	–	$ –
2002	1.90-2.70	755,000	–	272,727	482,273	1.94	482,273	1.94
2003	2.25-3.31	2,678,769	–	669,455	2,009,314	2.88	1,030,392	2.90
2004	3.00-4.12	211,152	–	33,266	177,886	3.66	58,968	3.67
2004	5.00-7.04	477,151	–	112,301	364,850	5.84	112,844	5.69
2004	7.53-10.30	1,815,326	–	65,822	1,749,504	10.25	665,782	10.25
2005	11.05-14.80	–	272,226	10,330	261,896	13.47	44,123	13.92
2005	16.42-21.19	–	156,388	1,246	155,142	17.00	30,032	17.02
	$ 1.15-21.19	6,037,398	428,614	1,265,147	5,200,865	$ 6.46	2,424,414	$ 5.25
WAP*		$ 5.22	$ 14.70	$ 3.31	$ 6.46		$ 5.25	

** Weighted Average Exercise Price*

At December 31, 2000, the weighted average remaining contract life of outstanding options was 34 months (1999 – 46 months).

(d) During 1999, the following options were granted, exercised, cancelled and outstanding:

Expiry Year	Exercise Price Range	December 31, 1998 Outstanding Options	1999 Transactions Granted	1999 Transactions Exercised or Cancelled	December 31, 1999 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2001	$ 1.15-1.70	730,434	–	630,434	100,000	$ 1.70	100,000	$ 1.70
2002	1.90-2.70	1,325,000	–	570,000	755,000	2.05	693,000	2.00
2003	2.25-3.31	2,764,179	–	85,410	2,678,769	2.85	1,091,097	2.84
2004	3.00-4.12	–	214,950	3,798	211,152	3.68	38,432	3.66
2004	5.00-7.04	–	478,092	941	477,151	5.82	94,489	5.81
2004	7.53-10.30	–	1,815,356	30	1,815,326	10.24	363,035	10.24
	$ 1.15-10.30	4,819,613	2,508,398	1,290,613	6,037,398	$ 5.22	2,380,053	$ 3.81
WAP*		$ 2.40	$ 8.84	$ 1.73	$ 5.22		$ 3.81	

** Weighted Average Exercise Price*

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

8. INCOME TAXES:

Effective January 1, 2000, the Company retroactively changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by The Canadian Institute of Chartered Accountants, Section 3465 Accounting for Income Taxes (see note 1(j)). The effect of the adoption of the new accounting standards related to income taxes on current and prior periods was not material.

Significant components of the income tax expense attributable to continuing operations for the years ended December 31 are as follows:

	2000	1999
Current income tax expense, exclusive of reduction for previously unrecognized income tax losses and credits	$ 9,553	$ 993
Future income tax expense, including future taxes arising from goodwill amortization of $1,561 (1999 – $1,995)	1,807	3,442
Reduction in income tax expense arising from realization of previously unrecognized income tax losses and credits	(821)	–
Total provision for income taxes	10,539	4,435
Add benefit of deductible goodwill included in goodwill charges	1,088	918
Income tax expense	$ 11,627	$ 5,353

Future income taxes arise from the temporary differences between assets and liabilities recognized for financial reporting purposes and those as per the tax laws in the jurisdictions in which the Company operates. The nature and tax effect of the assets, liabilities and unused tax losses that give rise to the future income tax assets and future income tax liabilities are as follows:

	2000	1999
Future income tax assets:		
Tax benefit of unused tax losses	$ 7,020	$ 9,843
Future income tax liabilities:		
Goodwill	$ 11,170	$ 10,261
Other	3,117	3,688
	$ 14,287	$ 13,949

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

8. INCOME TAXES (CONTINUED):

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates of 44.0% (1999 – 44.6%) to income from continuing operations before income taxes and goodwill charges, with the differences as follows:

	2000	1999
Income taxes at statutory rates	$ 21,681	$ 11,344
Increase (decrease) in income taxes resulting from:		
Non-deductible expenses	221	270
Income tax rate differential between Canadian and foreign jurisdictions	(10,250)	(6,242)
Other	(25)	(19)
Income tax expense from continuing operations before goodwill charges	11,627	5,353
Benefit of deductible goodwill included in goodwill charges	(1,088)	(918)
Total provision for income taxes	$ 10,539	$ 4,435

The following table gives details of unused income tax losses and related income tax reductions as at December 31, 2000.

	Losses	Tax
Losses expiring:		
2006	7,980	3,681
2007	969	432
2014	7,268	2,907
Total	$ 16,217	$ 7,020

9. SUPPLEMENTARY DISCLOSURES:

(a) Earnings per share:

Basic and fully diluted earnings per share, basic and fully diluted earnings per share from continuing operations and basic and fully diluted earnings per share before goodwill charges and discontinued operations have been calculated using the weighted average number of common shares outstanding during the year. For purposes of determining fully diluted earnings per share and fully diluted earnings per share before goodwill charges, only the rights to acquire common shares, including contingent share consideration on acquisitions, that would be dilutive to earnings have been considered.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

9. SUPPLEMENTARY DISCLOSURES (CONTINUED):

(b) Consolidated statements of cash flows:

(i) The consolidated statements of cash flows exclude the following non-cash transactions:

	2000	1999
Conversion of convertible debt to common shares	$ –	$ 1,810
Tax benefit of share issue costs credited to share capital	–	1,070
Common shares issued on acquisitions	$ 32,323	$ 5,289

(ii) During 2000, the Company paid $3,816,000 in cash taxes (1999 – $3,759,000) and $7,769,000 in cash interest (1999 – $5,890,000).

(iii) Basic and fully diluted cash flows per share from continuing operations have been calculated using the cash provided from operations, excluding net changes in non-cash operating working capital.

10. COMMITMENTS:

The Company is committed to payments under operating leases for equipment and buildings, with the following minimum annual lease payments:

2001	$ 8,044
2002	7,253
2003	5,749
2004	4,894
2005	3,380
Thereafter	10,673
	$ 39,993

11. FINANCIAL INSTRUMENTS:

(a) Risk management activities:

(i) The Company manages its credit risk in respect of trade accounts receivable by primarily dealing with large creditworthy customers and by collecting in advance of rendering services. Management is of the view that the Company is not subject to a significant concentration of credit risk, with only one customer accounting for 10% of revenues (1999 – 6% of revenues).

(ii) The Company is subject to risk in respect of fluctuating interest rates as a portion of its borrowings is subject to floating rates of interest. As described in note 5(b), the Company has fixed the interest rate on US$25 million debt at 7.25%. Based on its estimated discounted cash flow using applicable current market rates, the Company's interest rate swaps have a fair value liability of $17,500 at December 31, 2000 (1999 – $1,138,000 fair value asset).

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

11. FINANCIAL INSTRUMENTS (CONTINUED):

(iii) The Company operates in the United Kingdom, the United States and in Continental Europe. At December 31, 2000, the Company had US$113 million in US dollar denominated debt, which was determined to be a hedge of the net investment in US operations.

(iv) The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At December 31, 2000, the nominal value of the UK pound forward contracts amounted to $29.9 million (£13,348,000) and had a fair value of ($599,000) and the nominal value of the US dollar forward contracts amounted to $30,855,000 (US$20,570,000) and had a fair value of $159,000.

The Company does not currently engage in any other hedging or other foreign exchange management strategies and, accordingly, earnings will be impacted by movements in the values of the UK pound, US dollar, Euro and non-Euro European currencies in relation to the Canadian dollar.

(b) Fair values:

The carrying values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and accrued acquisition liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The aggregate fair values of long-term debt, calculated at the present value of contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar instruments, approximate their current carrying values.

12. SEGMENTED INFORMATION:

The Company's continuing operations have two operating segments: North America and the United Kingdom and Ireland. During 2000, the Company changed its segmented reporting such that the UK and Ireland are now reported as a segment separate from Continental Europe. Segmented reporting for 1999 has been restated to reflect the presentation adopted in the current period. The determination of business segments is based on the identification of the core management teams which operate the Company's business in its principal geographic markets, and the inherent operating risks of those segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1. The Company evaluates performance based on profit or loss before interest, income taxes, non-recurring gains or losses, foreign exchange gains or losses, and goodwill charges in relation to the net investment in the operating segment. The Company considers the net investment to be total assets, less current liabilities adjusted to exclude cash, bank indebtedness and the current portion of long-term debt.

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

12. SEGMENTED INFORMATION (CONTINUED):

2000	North America	UK & Ireland	Corporate	Total
Revenues	$ 294,197	$ 199,465	$ –	$ 493,662
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 40,345	$ 30,617	$ (3,665)	$ 67,297
Depreciation and other amortization	6,290	2,964	168	9,422
Earnings (loss) before interest, income taxes and goodwill charges	$ 34,055	$ 27,653	$ (3,833)	$ 57,875
Goodwill charges, net of income taxes	$ 3,134	$ 3,604	$ –	$ 6,738
Investments during the year:				
Capital assets, excluding goodwill	14,293	12,237	–	26,530
Goodwill *(note 2)*	217,550	42,086	–	259,636
Net investment, end of year	308,409	114,363	1,363	424,135

1999	North America	UK & Ireland	Corporate	Total
Revenues	$ 212,140	$ 165,866	$ –	$ 378,006
Earnings (loss) before depreciation and amortization, interest and income taxes	$ 21,234	$ 18,631	$ (2,744)	$ 37,121
Depreciation and other amortization	3,030	2,081	130	5,241
Earnings (loss) before interest, income taxes and goodwill charges	$ 18,204	$ 16,550	$ (2,874)	$ 31,880
Goodwill charges, net of income taxes	$ 2,330	$ 2,239	$ –	$ 4,569
Investments during the year:				
Capital assets, excluding goodwill	9,873	7,447	36	17,356
Goodwill *(note 2)*	3,300	25,281	–	28,581
Net investment, end of year	134,998	89,744	(1,968)	222,774

Geographic information:

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenues are attributed to customers based on where services are provided.

	Revenues		Capital assets and goodwill	
	2000	1999	2000	1999
Canada	$ 116,705	$ 108,846	$ 54,894	$ 44,815
United States	177,492	103,294	286,240	74,141
UK and Ireland	199,465	165,866	135,453	89,318
	$ 493,662	$ 378,006	$ 476,587	$ 208,274

(Tabular amounts in thousands of dollars, except for share and per share amounts)
December 31, 2000 and 1999

13. Subsequent Event – Discontinued Operations

In completing its strategic review, management determined in February 2001 that the development of the Continental European business, based in 11 countries, no longer constituted a strategic priority. As a result, management determined that it would divest the Company of its Continental European operations in order to focus its management and capital resources on the North American, and United Kingdom and Ireland-based businesses.

Included in the goodwill charges relating to discontinued operations is a goodwill write-down of $24.5 million representing the net book value of the goodwill relating to the Continental European segment. For 2000, the Continental European segment is disclosed as a discontinued operation, although due to the measurement date being subsequent to year-end, the financial impact of the divestiture will not be recognized until 2001. For 2001, the divestiture of the Continental European segment will be treated for accounting purposes as a discontinued operation with the anticipated first quarter charge related to the loss on discontinuance of the operations estimated to be in the range of $5 to $10 million ($0.06 to $0.12 per fully diluted share).

The December 31, 1999, consolidated balance sheets and consolidated statements of operations and cash flows have been reclassified to reflect the discontinued operations disclosure adopted in 2000.

a) The revenues of the discontinued operations are as follows:

	2000	1999
Revenues of the discontinued operations	$ 27,801	$ 22,420

b) The consolidated balance sheets include the following amounts related to the discontinued operations.

	2000	1999
Accounts receivable	$ 8,759	$ 10,889
Work in progress and unbilled revenue	114	843
Inventories and other current assets	228	424
Income taxes receivable	1,688	–
Current assets of discontinued operations	10,789	12,156
Property and equipment	2,586	1,058
Goodwill	–	19,686
Other assets	309	769
Total assets of discontinued operations	13,684	33,669
Accounts payable and accrued liabilities	7,635	6,472
Income taxes payable	–	1,032
Deferred revenue	268	213
Current liabilities of discontinued operations	7,903	7,717
Long-term debt	–	522
Net assets of discontinued operations	$ 5,781	$ 25,430

Quarterly Highlights

(In millions of dollars, except per share amounts, unaudited)

	2000				1999				1998				1997				1996			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of operations:																				
Revenues	$ 145.8	146.5	110.3	91.1	102.9	112.0	83.1	80.0	83.0	88.1	44.7	36.8	37.9	39.6	26.9	18.3	9.7	12.8	7.7	6.0
Gross profit	$ 51.6	52.0	39.4	31.9	32.2	38.4	29.6	25.4	28.0	27.0	16.0	12.6	9.3	12.3	9.3	6.7	3.0	3.7	2.1	1.5
EBITDA	$ 20.8	21.4	15.2	9.8	9.2	12.8	9.2	6.0	7.9	9.2	4.8	3.1	4.1	3.8	2.7	1.5	1.1	1.0	0.7	0.5
Earnings from continuing operations before goodwill charges	$ 10.5	13.3	8.9	4.9	5.8	7.3	4.4	2.7	4.8	4.4	2.6	1.2	2.2	1.9	1.3	0.6	0.3	0.4	0.4	0.2
Earnings from continuing operations	$ 8.3	11.7	7.4	3.5	4.6	6.1	3.2	1.6	3.4	3.5	1.9	0.7	1.8	1.5	1.0	0.5	0.2	0.4	0.4	0.2
Net earnings	$ (18.0)	11.1	6.3	3.2	6.4	6.3	3.3	1.8	4.0	3.5	1.9	0.7	1.8	1.5	1.0	0.5	0.2	0.4	0.4	0.2
Per share amounts:																				
Earnings from continuing operations before goodwill charges:																				
Basic	$ 0.14	0.18	0.12	0.07	0.08	0.11	0.07	0.04	0.09	0.07	0.05	0.03	0.06	0.05	0.04	0.02	0.02	0.03	0.04	0.02
Fully diluted	$ 0.14	0.18	0.12	0.07	0.08	0.10	0.07	0.04	0.08	0.07	0.05	0.03	0.05	0.05	0.03	0.02	0.01	0.03	0.04	0.02
Earnings from continuing operations:																				
Basic	$ 0.11	0.16	0.10	0.05	0.06	0.09	0.05	0.03	0.06	0.06	0.04	0.02	0.05	0.04	0.03	0.02	0.02	0.02	0.03	0.02
Fully diluted	$ 0.11	0.16	0.10	0.05	0.06	0.08	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02	0.01	0.02	0.03	0.02
Net earnings:																				
Basic	$ (0.25)	0.15	0.09	0.05	0.09	0.09	0.05	0.03	0.07	0.06	0.04	0.02	0.05	0.04	0.03	0.02	0.02	0.02	0.03	0.02
Fully diluted	$ (0.25)	0.15	0.09	0.05	0.09	0.09	0.05	0.03	0.06	0.06	0.03	0.02	0.04	0.04	0.02	0.02	0.01	0.02	0.03	0.02
Balance sheet:																				
Cash position, net	$ 12.3	12.8	16.1	5.6	5.7	(0.2)	1.2	12.4	3.1	11.7	7.2	(4.2)	1.0	1.9	3.8	2.6	8.5	6.6	2.6	(0.1)
Total assets	$ 648.1	422.8	392.9	358.7	346.5	314.9	304.2	272.0	272.0	259.6	207.0	119.4	109.9	82.2	84.4	50.5	25.7	19.9	7.1	7.2
Long-term debt, including current portion	$ 227.6	113.3	98.8	83.2	78.5	42.3	99.1	74.2	67.5	72.9	53.1	19.4	19.8	13.8	14.4	3.8	3.8	3.8	–	–
Shareholders' equity	$ 206.2	201.5	189.5	178.2	172.9	169.0	118.1	118.0	118.6	108.5	92.8	50.2	45.7	38.8	37.3	26.3	7.4	4.7	0.6	0.7

Office Directory

Mosaic North America

Eye on Retail
468 Morden Road
Oakville, Ontario
L6K 3W4 Canada
Phone (905) 842-9292

McGill
4510 Rhodes Drive,
Suite 800
Windsor, Ontario
N8W 5C2 Canada
Phone: (519) 974-2363

Medium One
488 Wellington Street West
3rd floor
Toronto, Ontario
M5V 1E3 Canada
Phone: (416) 977-2101

Mosaic InfoForce
550 West Washington St.
4th floor
Chicago, Illinois
60661
United States of America
Phone: (312) 474-8300

Mosaic Marketing Services Canada
469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Phone: (416) 813-0739

Mosaic Perform
2700 Matheson Boulevard E.
East Tower, 3rd floor
Mississauga, Ontario
L4W 4V9 Canada
Phone: (905) 629-9540

Mosaic Relevance Marketing
4275 Kellway Circle
Suite 132
Addison, Texas
75001
United States of America
Phone: (972) 381-9200

Mosaic Retail Solutions
15375 Barranca Parkway
Building A-205
Irvine, California
92618
United States of America
Phone: (949) 727-4777

Retail Performance Group
2700 Matheson Boulevard E.
West Tower, 2nd floor
Mississauga, Ontario
L4W 4V9 Canada
Phone: (905) 238-8321

Mosaic Sell Through Solutions
6051 North State
Highway 161
Irving, Texas
75038
United States of America
Phone: (972) 870-4800

Sales & Merchandising Group
2700 Matheson Boulevard E.
West Tower, 2nd floor
Mississauga, Ontario
L4W 4V9 Canada
Phone: (905) 238-8422

TMG Solutions Canada
1155 North Service
Road West, Unit 9
Oakville, Ontario
L6M 3E3 Canada
Phone: (905) 827-6898

Mosaic Europe (UK/Ireland)

Field Marketing Ireland
Trinity House
Charleston Road
Ranelagh Dublin 6
Ireland
Phone: 35 3 1496 3399

FMCG Direct
Oxford House
Oxford Road
Thame, Oxfordshire
OX9 2AJ
United Kingdom
Phone: 44 1844 337 400

FMCG Field Marketing
Oxford House
Oxford Road
Thame, Oxfordshire
OX9 2AJ
United Kingdom
Phone: 44 1844 337 400

FMCG Home Service
Oxford House
Oxford Road
Thame, Oxfordshire
OX9 2AJ
United Kingdom
Phone: 44 1844 337 400

M:\DRIVE
4-6 Arden Grove
Harpenden
Hertfordshire AL5 4SJ
United Kingdom
Phone: 44 8700 106 363

Mosaic Technology
4-6 Arden Grove
Harpenden
Hertfordshire AL5 4SJ
United Kingdom
Phone: 44 8700 106 363

Mosaic Technology
The Granary
Warren Courtyard
Savernake, Marlborough
Wiltshire SN8 3UU
United Kingdom
Phone: 44 1672 870 555

mustard
The Chambers
Chelsea Harbour
London
SW10 OXF
United Kingdom
Phone: 44 207 969 2222

NR Consulting
Tower 42, 25 Old Broad
Street 11th floor
London
EC211
United Kingdom
Phone: 44 207 374 6600

Pentagon
Catalyst House
14 Adelaide Street
Dun Laoghaire
Co. Dublin, Ireland
Phone: 35 3 12 80 6661

Mosaic Performance Marketing

eForce
469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Phone: (416) 813-0779

Paradigm Direct
2 Executive Drive
Fort Lee, New Jersey
07024
United States of America
Phone: (201) 461-5665

Corporate Directory

Corporate office
469A King Street West
Toronto, Ontario
M5V 3M4 Canada
Telephone: (416) 588-7788
Fax: (416) 813-0970
www.mosaicgroupinc.com

Shareholder inquiries
Clint Becker
Chief Financial Officer
beckerc@mosaicgroupinc.com
Donna Cox-Davies
Director of Communications
cox-daviesd@mosaicgroupinc.com

Share exchange
Toronto Stock Exchange

Trading symbol
MGX

Auditors
Ernst & Young LLP
Toronto, Canada

Bankers
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Bank One Canada
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada
Royal Bank of Canada

Legal counsel
McCarthy Tétrault, Toronto, Ontario, and London, England
Testra, Hurwitz & Thibeault, Boston, Massachusetts

Transfer agent
CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of directors
Independent Directors

Paul Alofs
Past President, Strategic Business Units
MP3.com

William Biggar
Past Executive Vice President and Chief Financial Officer
Cambridge Shopping Centres

Anthony Moore
Managing Partner
Moore Clayton and Co.

Theodore Sands
President
HAAS Capital, LLC

Raymond Verdon
Past President
Nabisco Biscuit Company, US

Management Directors

Anthony LaSorda
Vice-Chairman and Chief Development Officer, North America

G. Michael Preston
Chairman and Chief Executive Officer

Officers

G. Michael Preston
Chairman and Chief Executive Officer

Clint Becker
Chief Financial Officer

Domenic Ieraci
Vice President, Finance

Catherine Barbaro
Vice President, Legal and Corporate Secretary

Ben Kaak
Executive Vice President

Annual and special meeting of shareholders
The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, Ontario
At 4:30 p.m. on June 7, 2001